Form 20-F
period 2020-12-31
Abcam plc
filed 2021-09-01
CIK 1492074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2020 to December 31, 2020

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-39633

Abcam plc

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

United Kingdom

(Jurisdiction of incorporation or organization)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive offices)

Alan Hirzel

Chief Executive Officer

Telephone: +44 (0) 1223 696000

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value of £0.002 per share*	ABCM	The Nasdaq Global Select Market

* The ordinary shares are represented by American Depositary Shares, which are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report 226,665,701 ordinary shares, nominal value of £0.002 per share, as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes   ☐    No   ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes   ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

i

EXPLANATORY NOTE

On June 1, 2021, the Board of Directors of Abcam plc (the “Company”) approved a change of fiscal year end from June 30 to December 31. As a result, the Company is required to file this Transition Report on Form 20-F (the “Transition Report”) for the transition period, which is the six-month period from July 1, 2020 to December 31, 2020. After filing the Transition Report, the Company’s next fiscal year end will be December 31, 2021. A comparison of our operating results for the six-month period ended December 31, 2020 and 2019 has been included within Item 5.A. “Operating and Financial Review and Prospects—Operating Results.” Financial information for the six-month periods ended December 31, 2020 and 2019 has not been audited. The Company notes that this Transition Report is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which permits the Company to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

GENERAL INFORMATION

Except where the context otherwise requires or where otherwise indicated, all references in this Transition Report to the terms “Abcam,” the “Company,” the “Group,” “we,” “us,” “our company” and “our business” refer to Abcam plc, together with its consolidated subsidiaries as a consolidated entity.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statement data as of December 31, 2020 and 2019, June 30, 2020 and 2019 and for the six months ended December 31, 2020 and 2019 and years ended June 30, 2020 and 2019 have been derived from our consolidated financial statements, as presented elsewhere in this Transition Report, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with U.S. GAAP.

Our financial information is presented in pounds sterling. For the convenience of the reader, in this Transition Report, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.3662, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated. All references in this Transition Report to “$” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issue of the Group’s unaudited interim results for the six months ended December 31, 2020, management reviewed and identified errors in respect of the Goods Received Not Invoiced (“GRNI”) accrued liabilities account on the Group’s balance sheet as at December 31, 2020, and which resulted in an understatement of profit for the period ended December 31, 2020. Accordingly, management has restated its consolidated financial statements as of and for the six months ended December 31, 2020. As a consequence, the results presented within this Transition Report on Form 20-F differ from those presented within the Form 6-K for the six months ended December 31, 2020 and furnished with the Securities and Exchange Commission (‘SEC’) on March 8, 2021. Therefore, the results included in this transition report are presented as restated. See note 13 to the condensed consolidated financial statements included elsewhere within this Form 20-F for a summary of the impact of the restatement of results.

We assessed if the internal controls over financial reporting in place around the GRNI accrued liability account were sufficient and noted that they were not, and a control gap has been identified and labeled a Material Weakness (“MW”) as defined under Sarbanes-Oxley Act. Although the Group is not required to report on information otherwise required under Item 15 of SEC Form 20-F or to make related additional disclosures thereunder since this is a transition report, the Group has opted to disclose this particular material weakness because it impacted on the need to restate the financial statements for the six months ended December 31, 2020 reported in this Form 20-F filing. In assessing the MW, it was identified that the financial system was not configured to provide a sufficiently detailed invoice and purchase order reconciliation report that would allow the GRNI review control to be performed effectively and timely. In addition, the design of the control did not define a threshold to enable sufficient investigation and for management to properly evaluate the accuracy of the account. Management has commenced measures to remediate this MW by enhancing the configuration of the system report used in the reconciliation of GRNI and expanding the review procedures to be performed as part of the internal controls over the GRNI accrual.

Market and Industry Data

We obtained the industry, market and competitive position data in this Transition Report from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as reports by CiteAb, a compiler and provider of citation data to the life science industry that uses its proprietary text mining technology and extensive human validation to search millions of scientific publications, EvaluatePharma, Pharmaprojects, Centers for Medicare and Medicaid Services and Pivotal Scientific.

Our estimates of our addressable market include several key assumptions based on our industry knowledge, industry publications, and third-party research, as well as other surveys. Moreover, these estimates of our addressable market are based on analyzing five specific markets, their current market size value and their estimated growth rates. These markets include: (1) Immunohistochemistry (a type of tissue diagnostic), (2) Tissue Diagnostic, (3) Diagnostic Specialty Antibody Market, (4) Research Antibodies and (5) Therapeutic Antibodies. The information and data we have relied on in determining our estimates is obtained from: (i) MarketsandMarkets; (ii) Grand View Research; (iii) Market Data Forecast; (iv) Market Study Report; (v) Future Market Insight; (vi) Transparency Market Research; (vii) Mordor Intelligence; (viii) Nova One Advisor; (ix) Research and Markets; (x) Biospace; and (xi) Polaris Market Research. While we believe that our internal assumptions are reasonable, the sources we have relied on may be based on a small sample size and may fail to accurately reflect market opportunities. Moreover, no independent source has verified such assumptions, and we did not commission any of the market and industry data presented in this Transition Report. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Transition Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of important factors, including those described under “Risk Factors” in our final prospectus filed with the Securities and Exchange Commission on October 22, 2020 pursuant to Rule 424(b) relating to our Registration Statement on Form F-1. These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Transition Report contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the section entitled Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations are forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.

Our estimates and forward-looking statements may be influenced by factors including:

•	the ongoing COVID-19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains;

•	challenges in implementing our strategies for revenue growth in light of competitive challenges;

•

the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive;

•	failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire;

•	our customers discontinuing or spending less on research, development, production or other scientific endeavors;

•	failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs;

•	cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions;

•	failing to successfully manage our current and potential future growth;

•	any significant interruptions in our operations;

•	our products fail to satisfy applicable quality criteria, specifications and performance standards;

•	failing to maintain and enhance our brand and reputation;

•	ability to react to unfavorable geopolitical or economic changes that affect life science funding;

•	failing to deliver on transformational growth projects;

•	our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and

•

as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our American Depositary Shares (“ADS”).

Many important factors, in addition to the factors described above and in other sections of this Transition Report, could adversely impact our business and financial performance, including but not limited to those discussed under “Risk Factors” in our final prospectus filed with the Securities and Exchange Commission on October 22, 2020 pursuant to Rule 424(b) relating to our Registration Statement on Form F-1. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this Transition Report speak only as of the date of this Transition Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

PART I

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Transition Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Cautionary Statement Regarding Forward-Looking Statements” and under the caption “Risk Factors” in our final prospectus filed with the U.S. Securities and Exchange Commission on October 22, 2020 pursuant to Rule 424(b) relating to our Registration Statement on Form F-1. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

A. Operating Results

Overview

We are a global life science company focused on identifying, developing and distributing high-quality reagents and tools for our customers at the forefront of life science research. Our products are used by researchers to study biological pathways, which is critical for scientific research, diagnostics and drug discovery. Our mission is to provide life science researchers with highly validated products and services to advance biological research and achieve their goals faster. We do this by continuously innovating and providing our customers with high-quality tools, together with expert customer support. Our product offering includes an extensive portfolio of antibodies and related protein research tools that are fundamental to our customers’ research and experimental workflow. Our customers are primarily scientists and researchers in academic institutions, research institutes and pharmaceutical, biotechnology and diagnostics companies. Headquartered in Cambridge, United Kingdom, we operate across 15 locations around the world, supported by our world-class team of approximately 1,600 employees, including over 200 with PhDs, and have served customers in over 130 countries.

We offer a large and differentiated portfolio of approximately 100,000 products with over 200,000 SKUs as of December 31, 2020. Our flexible sourcing model enables us to grow our product offering in line with researchers’ needs. This is achieved by developing and manufacturing in-house products, as well as sourcing products from our original equipment manufacturer (“OEM”) suppliers. We demand high product quality standards from our suppliers, and we enhance the utility of these products for our customers by providing additional data and product validation as well as by making them available through our global distribution platform and customer service. Over the last five years, we have increased focus on the development of in-house products for research areas we expect to have high demand. This focus has seen our proprietary product portfolio grow to represent 55.5% of our total revenue for the six months ended December 31, 2020, compared to 28% of our total revenue in the fiscal year ended June 30, 2012.

We are continuously expanding our portfolio to provide our customers with additional solutions and further expand within our addressable markets. Utilizing the foundations laid by our innovation platform and strategic acquisitions, our strategy is to leverage our capabilities to continue expansion into adjacencies and more comprehensive product offerings, including primary conjugated antibodies, singleplex and multiplex immunoassays, proteins and edited cell lines. In addition, through partnerships with biopharmaceutical and diagnostic companies, the potential application of our products is being extended into diagnostic and therapeutic markets.

Since 2001, we have sold our products and services to customers in over 130 countries through a variety of channels, including our ecommerce sites, a network of distributors and a targeted field sales team. In the six months ended December 31, 2020, our worldwide customer base consisted of approximately 750,000 life science researchers. As of December 31, 2020, we had eight manufacturing facilities and a global distribution network that enables prompt delivery to our customers, with orders generally shipped within 24 to 48 hours of ordering.

We recorded revenue of £147.5 million, profit for the period of £13.3 million and Adjusted Operating Profit of £26.0 million for the six months ended December 31, 2020 compared to £138.2 million, £26.1 million and £33.4 million, respectively for the six months ended December 31, 2019. For the definition of Adjusted Operating Profit and reconciliation of Adjusted Operating Profit to profit for the period, please see “Non-IFRS Financial Measures.”

We present our results of operations in the same way that we manage our business, evaluate our performance and allocate our resources. We have determined that we only have one reportable segment, which is the sale of antibodies and related products.

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Product Mix, Growth and Innovation

We offer a variety of products, and the products in our portfolio are sold at different prices and in different volumes. In any particular period, changes in the volume of particular products sold across our various markets and the prices of those products relative to other products will impact our cost of sales, our gross profit and our gross margin. We continue to increase our focus on our innovation platform to extend and improve our in-house proprietary product offering, which we believe will continue to expand our market share in research use markets. Sales of in-house products generate a substantially higher gross margin than OEM product sales, and we also believe that in-house products will support continued market share expansion in research use markets while also enabling us to extend our product offering, through industry partners, to clinical applications. We expect to continue to devote significant resources to developing innovative new products, both as part of our existing portfolio and in complementary and adjacent markets. The acceptance and growth of such new products may vary. The volume of our products sold during a given period in any particular market will depend in part on successfully introducing new products that generate additional demand as well as the extent to which new products may impact our sales of existing products.

Seasonality

We experience modest seasonal customer demand, generally as a result of vacation and academic schedules of our worldwide customer base. We typically see minor slowdowns around the summer and winter holidays and a slight increase during the academic year. We believe that this is caused by factors unique to those particular product markets such as customer manufacturing schedules, inventory levels in the supply chain and government approval processes. As a result, we may see fluctuations across periods as the timing of our customers’ demand for certain products may change.

Currency Exchange Rates

We have substantial global operations whose financial condition and results of operations have been, and will continue to be, impacted by changes in the exchange rate of pound sterling into other currencies.

Strategic Acquisitions

We have made, and intend to continue to make, strategic acquisitions in our existing and adjacent customer markets to supplement our organic growth, solidify our current market presence and expand into new markets. We acquired the proteomics and immunology businesses of Expedeon AG (the “Expedeon Acquisition”) in January 2020 for £104.2 million, and we also made other acquisitions for a total consideration of £14.3 million in the fiscal years ended June 30, 2020 and 2019, comprising:

•	March 2020: Marker Gene Technologies, Inc., a company specializing in assay kits;

•	January 2020: certain business assets of Applied Stem Cell, Inc. (“Applied Stem Cell”), a gene editing platform and oncology product portfolio;

•	July 2019: the entire live cell line and lysates portfolio of EdiGene; and

•	January 2019: Calico Biolabs, Inc., a custom antibody company.

We did not make any strategic acquisitions in the six months ended December 31, 2020.

Our strategic acquisitions may affect our business growth and the comparability of our financial results. With the exception of the Expedeon Acquisition, the effects that these acquisitions had on our overall revenue and profitability in the fiscal years that they were acquired were relatively small. The Expedeon Acquisition contributed £5.9 million to revenue and £0.3 million to profit before tax for the period from acquisition to June 30, 2020. If the Expedeon Acquisition had been completed at the beginning of the fiscal year ended June 30, 2020, our revenue and profit before tax would have increased by £10.7 million and decreased by £0.3 million, respectively.

We intend to continue to selectively pursue strategic acquisitions to further strengthen our competitiveness. We will evaluate and execute opportunities that complement and scale our business, optimize our profitability, help us expand into adjacent markets and add new capabilities to our business.

Impact of COVID-19 Pandemic

The COVID-19 pandemic, including variants, has adversely affected, and is expected to continue to adversely affect, elements of our business (including elements of our operations, supply chains and distribution systems). We are continuing to monitor closely how the pandemic and related response measures are affecting our business. Our production and manufacturing facilities are located around the world, so upon the outset of the pandemic, while certain facilities were shut down or operating at reduced capacity, our other locations were able to continue operating as normal.

COVID-19 pandemic controls constrained researcher access to labs globally. These constraints limited scientific discovery capacity and we observed that demand in those labs fell well below historic levels. As constraints on social distancing were gradually lifted around the world through the last year, labs were able to increase research activity. While we believe that underlying demand is still not yet at pre-COVID-19 levels as lab operations remain below their normal capacity, we are hopeful that the vaccination programs that are underway combined with policy changes planned for the summer will further increase research activity and support a return to pre-COVID-19 demand levels worldwide.

Fundamental drivers of the life science research market remain attractive with stable public funding and an increasing emphasis on proteomics and clinically relevant biologics. The implementation of our strategy remains within the Board’s expectations of timing, costs, and milestones. We remain confident in realizing growth from these investments and generating an attractive return on capital employed as we gain operational leverage, normalize capital investment, and generate more of our own product at higher gross margins.

Operating Expenses

Our operating expenses increased from the fiscal year ended June 30, 2019 to the fiscal year ended June 30, 2020 and were higher in the six months ended December 31, 2020 compared to the six months ended December 31, 2019. Consistent with our previously announced growth strategy, we intend to continue to increase our rate of investment in growth projects and expect our operating expenses will continue to increase in the short to medium term as a result. In particular, we expect such increases in operating expenses relative to prior periods as we (i) continue to increase our investment in research and development, digital marketing and e-commerce, (ii) continue to expand into adjacent markets and build scalability into our operational infrastructure, including through further investment in our IT systems, infrastructure and business processes, and (iii) continue to invest in our people and increase our headcount. For the six months ended December 31, 2019 and 2020, our operating profit margin was 19.2% and 12.1%, respectively, and our Adjusted Operating Profit Margin was 24.2% and 17.6%, respectively. We expect our operating profit margins to continue to be lower as a result of the effects of COVID-19 and our investment plans in the short to medium term.

Key Indicators of Performance and Financial Condition

The following table sets forth our key indicators of performance and financial condition for the six months ended December 31, 2019 and 2020 and the fiscal years ended June 30, 2019 and 2020. See note 13 to the condensed consolidated financial statements for the six months ended December 31, 2020 included elsewhere in this Transition Report for details regarding the restatement of results for the six months ended December 31, 2020.

	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2019	2020 (Restated)	2019	2020
	(in millions, except as otherwise stated)
Total CER revenue growth(1)	—	8.3%	—	(1.4)%
Net cash inflow from operating activities	£39.6	£33.9	£70.2	£63.0
Free Cash Flow(2)	£20.0	£6.6	£34.3	£19.0
Profit for the period / year	£26.1	£13.3	£45.0	£12.5
Adjusted Operating Profit(3)	£33.4	£26.0	£83.6	£44.5
Adjusted Operating Profit Margin(4)	24.2%	17.6%	32.2%	17.1%
ROCE(5)	7.1%	3.4%	20.8%	6.8%
Diluted earnings per share	£0.126	£0.064	£0.218	£0.060
Adjusted Diluted earnings per share(6)	£0.130	£0.092	£0.326	£0.166

(1)

Total Constant Exchange Rates (“CER”) revenue growth is our total revenue growth from one fiscal period / year to the next on a constant exchange rate basis. We measure CER revenue growth by applying the prior fiscal period’s / year’s actual exchange rates for each month to the current fiscal period’s / year’s equivalent monthly results. We use this measure to identify the relative period-on-period / year-on-year performance of the business by removing the impact of currency movements that are outside of management’s control. Please see “Non-IFRS Financial Measures” for a reconciliation of Total CER revenue growth to the most directly comparable IFRS financial performance measure and why we consider it useful.

(2)

Free Cash Flow is defined as net cash inflow from operating activities less net capital expenditure, transfer of cash from/(to) escrow in respect of future capital expenditure and the principal and interest elements of lease obligations. Free Cash Flow provides an indication of the amount of cash available for discretionary investing or financing after removing capital related items. Free Cash Flow may not be comparable to other similarly titled metrics of others. Please see “Non-IFRS Financial Measures” for a reconciliation of Free Cash Flow to the most directly comparable IFRS financial performance measure and why we consider it useful.

(3)

Adjusted Operating Profit is defined as profit for the period / year before taking account of finance income, finance costs, tax, exceptional items and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from period to period / year to year. Exceptional items currently consist of the impairment of intangible assets, systems and process improvement costs, acquisition costs, integration and reorganization costs and amortization of acquisition intangibles. Adjusted Operating Profit may not be comparable to other similarly titled metrics of others. Please see “Non-IFRS Financial Measures” for a reconciliation of Adjusted Operating Profit to the most directly comparable IFRS financial performance measure and why we consider it useful.

(4)

Adjusted Operating Profit Margin is defined as Adjusted Operating Profit calculated as a percentage of revenue. Adjusted Operating Profit Margin may not be comparable to other similarly titled metrics of others. Please see “Non-IFRS Financial Measures” for a reconciliation of Adjusted Operating Profit margin to the most directly comparable IFRS financial performance measure and why we consider it useful.

(5)

Return On Capital Employed (“ROCE”) is defined as Adjusted Operating Profit divided by capital employed, which is defined as total assets less current liabilities. We believe that ROCE is a key tool in measuring our financial efficiency and ability to create future growth in value. We aim to maintain ROCE at a level above our estimated cost of capital. ROCE may not be comparable to other similarly titled metrics of others. Please see “Non-IFRS Financial Measures” for a reconciliation of Adjusted Operating Profit, from which ROCE is derived, to the most directly comparable IFRS financial performance measure and why we consider it useful.

(6)

Adjusted Diluted earnings per share is defined as Adjusted profit for the period / year divided by the weighted average number of ordinary shares for the purposes of diluted earnings per share. Adjusted profit for the period / year used in this calculation is defined as profit for the period / year less (i) system and process improvement costs, acquisition costs which were applicable for the fiscal year ended June 30, 2020 and for the six months ended December 31, 2019, (ii) integration and reorganization costs, which were applicable for the year ended June 30, 2020 and six months ended December 31, 2020, (iii) amortization of acquisition intangibles and impairment of intangible assets, which were applicable for the years ended June 30, 2020 and June 30, 2019, (iv) the tax effect of items (i), (ii) and (iii) and credit arising from Patent Box claims which were applicable for the six months ended December 31, 2019 and the year ended June 30, 2020 and (v) the net tax effect of new US tax legislation, which was applicable for year ended June 30, 2019. Adjusted Diluted earnings per share is calculated with an adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. We use Adjusted Diluted earnings per share to measure underlying profitability and to reflect the other adjusted performance measures used. Adjusted Diluted earnings per share may not be comparable to other similarly titled metrics of others. Please see “Non-IFRS Financial Measures” for a reconciliation of Adjusted Diluted earnings per share to the most directly comparable IFRS financial performance measure and why we consider it useful.

Components of Our Results of Operations

Revenue

Our revenue primarily consists of catalogue product sales. Revenue from sales of goods, including revenue generated from products sold from our catalogue and In Vitro Diagnostics (‘IVD’) products, and which represents the significant majority of our revenue, is recognized upon the earlier of delivery to the customer or the point at which the customer takes control of the goods, if this is sooner. We also earn revenue from custom products and licensing, which we call our Custom Products and Licensing revenue. Custom product and service revenue, which can be the provision of a service or the development of products for customers, is recognized at the point at which a milestone, as defined in the contract, has been completed. Every milestone is typically aligned to a customer deliverable. For example, the amount of services provided, a deliverable arising from the services or the number of products successfully developed and provided to the customers, and accordingly is considered to be a performance obligation. Each milestone has a defined transaction price. If it is identified that the costs will be in excess of the contract revenue, the expected loss is recognized as an expense immediately. License fee income is recognized upon delivery of the licensed technology where our continued performance or future research and development services are not required. Royalty revenue is recognized on an accruals basis based on the contractual terms and the substance of the agreements with the counterparty, provided that the amount can be reliably measured and it is probable that the economic benefit will flow to us.

Cost of sales

Cost of sales primarily consists of:

•	product costs, which are the costs of inventory associated with a sale, including manufacturing costs;

•

costs incurred in bringing goods into a position where they can be sold, for example: shipping costs that are necessarily incurred to bring the inventory to be ready for distribution to customers or distributors as well as those shipping costs incurred for onward distribution to customers; packaging costs incurred on sales; and expenses incurred in moving inventory from one of our locations to another one of our locations; and

•

other components, such as: inventory provisioning and write off expenses; free of charge replacements, which are provided to customers if any problems with the products they ordered were identified; service costs, which are incurred in the provision of custom products or services and are recognized in line with service revenue. Service costs vary depending on whether revenue is recognized at a point in time or over a period of time; if revenue is recognized over time, the costs are recognized as incurred, and when a performance obligation exists and any costs that were deferred have been fulfilled, then these are recognized in cost of sales; and royalty fees payable for products under license.

Gross profit and gross margin

Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by changes in product mix and changes in foreign currency exchange rates. Gross margin is impacted by the mix of our products growing at different rates or differing growth rates within different geographic territories, as well as future acquisitions and productivity improvements to our manufacturing sites as we introduce more automation.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of salaries and related benefits, including share-based compensation for all functions other than research and development. Other general and administrative costs include marketing expenses, facility-related costs and professional services fees for auditing, tax and general legal services, as well as expenses associated with the requirements of being a listed public company on AIM and Nasdaq. We expect that our general and administrative costs will increase in the future as our business expands and we increase our headcount to support the expected growth in our operating activities. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a U.S. public company, including expenses related to services associated with maintaining compliance with stock exchange rules and SEC requirements, director compensation, insurance and investor relations costs.

Research and development expenses

Research activities, which are the early stages of product development, are expensed as incurred up until products reach commercial feasibility, after which point such development costs are capitalized and amortized over the anticipated commercial life of the asset. Such research and development expenses, which are expected to increase in the future, consist of salary-related benefits, including share-based compensation for research and development staff, costs of related facilities, materials and equipment, costs associated with obtaining and maintaining patents and other intellectual property, depreciation of research and development specific assets and amortization of capitalized research and development projects, and include an offset in respect of research and development tax credits as described further below. Development activities generally relate to creating new products, creating variations of existing products, modifying existing products to meet new applications or developing new technology platforms from which to derive new products, but these costs are only capitalized once commercial feasibility is attained whereby this category of capitalized cost is described as Internally Developed Technology (“IDT”).

We carry out extensive research and development activities, and as a result, we benefit in the United Kingdom from HMRC’s Research and Development Expenditure Credit (“RDEC”), which provides relief against UK corporation tax. Broadly, RDECs provide a tax credit currently equal to 13% of “qualifying research and development expenditure” made from April 1, 2020 (the rate was previously 12% of qualifying research and development expenditure made from January 1, 2018 to March 31, 2020) by certain companies where certain criteria are met. Based on criteria established by HMRC, a portion of expenditures incurred in relation to our research and development and manufacturing development activities are eligible for RDEC relief. Our qualifying research and development expenditures largely consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive revenue and are loss generating. To the extent a company cannot utilize the RDEC against UK corporation tax, then certain rules apply that allow the RDEC to reduce the tax liability of certain specified taxes, and to the extent it is not possible to utilize the RDEC in full, then the net tax credit is repaid to the company by HMRC.

Exceptional items and amortization of acquisition intangibles

Exceptional items and amortization of acquisition intangibles is comprised of certain cash and non-cash items that we believe are not reflective of the normal course of our business and where the separate disclosure of such items enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of underlying performance of the business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from period to period and from year to year. Current components consist of impairment of intangible assets, systems and process improvement costs associated with our strategic ERP implementation which commenced in 2016, acquisition costs and integration and reorganization costs. Amortization of acquisition intangibles relates to the amortization of intangible assets brought onto the balance sheet at a fair value in accordance with IFRS 3 Business Combinations (“IFRS 3”) and arising specifically from acquisition activity.

Finance income

Finance income is comprised of interest received or receivable on cash deposits.

Finance costs

Finance costs consist mainly of the amortization of upfront fees incurred in setting up our revolving credit facility and other related facility fees, such as those for non-utilization. Finance costs additionally include interest expense on our revolving credit facility that was drawn down during the fiscal year ended June 30, 2020 and is treated as short term debt. We have no other borrowings upon which interest could be incurred. Finance costs also include interest expense representing the unwinding of discounted lease liabilities in respect of assets now presented on our balance sheet in accordance with IFRS 16, which became effective for us on July 1, 2019.

Tax

Our tax credit or expense consists of income taxes, with UK income being taxed at the UK rate of tax and taxation for other jurisdictions calculated at the rates prevailing in each respective jurisdiction. Tax also includes the unwinding of temporary differences caused mainly by the manner in which intangible assets related to acquisitions are recognized, and therefore amortized, in our consolidated financial statements compared to the individual entity financial statements, which is the basis upon which taxation is calculated.

We also benefit from the UK “Patent Box” regime that allows profits attributable to revenue from patents registered in the United Kingdom or European Union or patented products to be taxed at effective rate of 10%, rather than the usual UK statutory rate of 19%.

Segment Reporting

We present our results of operations in the same way that we manage our business, evaluate our performance and allocate our resources. We have concluded that we have only one core business activity, and there are no separately identifiable business segments that provide individual products or services or a group of related products and services that would be subject to separate risks and returns. The financial information reported to our Chief Executive Officer, who is considered our chief operating decision maker, for the purposes of resource allocation and assessment of performance is based wholly on our overall activities. Therefore, we have determined that we only have one reportable segment, which is the sale of antibodies and related products.

Results of Operations

We previously announced results for our fiscal year ended June 30, 2020 and comparative periods. We are transitioning to report our results on a calendar year basis (December 31), and as such we are reporting herein results for the six month period from July 1, 2020 to December 31, 2020, and the comparative period for 2019, which are unaudited.

Six months ended December 31, 2019 compared to the six months ended December 31, 2020

The following tables set forth our results of operations in pounds sterling and as a percentage of revenue for the six months ended December 31, 2019 and 2020:

	Six Months Ended December 31,		Change
	2019	2020 (Restated)	Amounts	%
	(in millions)
Revenue	£138.2	£147.5	£9.3	7%
Cost of sales	(41.9)	(42.9)	(1.0)	2%
Gross profit	96.3	104.6	8.3	9%
Selling, general and administrative expenses:
Before exceptional items and amortization of acquisition intangibles	(56.1)	(68.1)	(12.0)	21%
Exceptional items and amortization of acquisition intangibles	(4.6)	(4.9)	(0.3)	7%
Research and development expenses
Before exceptional items and amortization of acquisition intangibles	(6.8)	(10.5)	(3.7)	54%
Exceptional items and amortization of acquisition intangibles	(2.2)	(3.2)	(1.0)	45%
Operating profit	26.6	17.9	(8.7)	(33)%
Finance income	0.5	0.2	(0.3)	(60)%
Finance costs	(1.1)	(1.9)	(0.8)	73%
Profit before tax	26.0	16.2	(9.8)	(38)%
Tax credit / (charge)	0.1	(2.9)	(3.0)	(3,000)%
Profit for the period	£26.1	£13.3	£(12.8)	(49)%

	Six Months Ended December 31,
	2019	2020 (Restated)
	(as a % of revenue)
Revenue	100.0%	100.0%
Cost of sales	(30.3)	(29.1)
Gross profit	69.7	70.9
Selling, general and administrative expenses:
Before exceptional items and amortization of acquisition intangibles	(40.6)	(46.2)
Exceptional items and amortization of acquisition intangibles	(3.3)	(3.3)
Research and development expenses
Before exceptional items and amortization of acquisition intangibles	(4.9)	(7.1)
Exceptional items and amortization of acquisition intangibles	(1.6)	(2.2)

Operating profit	19.2	12.1
Finance income	0.4	0.1
Finance costs	(0.8)	(1.2)

Profit before tax	18.8	11.0
Tax credit / (charge)	0.1	(2.0)

Profit for the period	18.9%	9.0%

Revenue

Revenue was £147.5 million for the six months ended December 31, 2020 compared to £138.2 million for the six months ended December 31, 2019. Against the backdrop of COVID-19, customers gradually returned to labs, although according to industry research, almost 60% of life science labs were still operating below normal capacity through December 31, 2020. Growth was driven by demand for in-house developed products, with total in-house revenue growth of 22.6% (including Custom Products and Licensing (“CP&L”) revenue) to £81.8 million compared to £66.7 million for the six months ended December 31, 2019 and representing 55.5% of total revenue compared to 48.3% for the six months ended December 31, 2019. In addition, the pound sterling was stronger against the basket of foreign currencies in which we trade, which negatively impacted our reported revenue in 2020. Despite this, monthly revenue in the six months ended December 31, 2020 showed growth versus the monthly revenues in the equivalent period in 2019.

Catalogue revenue grew 6.4% compared to the six months ended December 31, 2019 while CP&L revenue grew 11.8%. Catalogue revenue grew mid-single- to double-digits in all regions other than the Americas, where customer laboratory activity has continued to be constrained due to COVID-19.

Our main source of revenue, catalogue product sales, was £139.0 million for the six months ended December 31, 2020 compared to £130.6 million for the six months ended December 31, 2019 and comprised 94.2% of our total revenue compared to 94.5% of our total revenue for the six months ended December 31, 2019. From a product perspective, key components are recombinant antibodies, sales of which were £41.0 million in the six months ended December 31, 2020 compared to £33.3 million for the six months ended December 31, 2019, and immunoassays, sales of which were £15.6 million for the six months ended December 31, 2020 compared to £10.7 million for the six months ended December 31, 2019. Together, these categories contributed 40.7% of catalogue revenue for the six months ended December 31, 2020 compared to 33.7% of catalogue revenue for the six months ended December 31, 2019. Within catalogue revenue, in-house products delivered a strong relative performance with the proportion increasing to 52.7% at £73.3 million compared to 45.2% at £59.1 million for the six months ended December 31, 2019. Sales of OEM products generated £65.7 million for the six months ended December 31, 2020 compared to £71.5 million for the six months ended December 31, 2019. Regionally, in respect of catalogue revenue, while all of our markets were adversely impacted by COVID-19 due to the below normal capacity of our customers, EMEA, China and Rest of Asia Pacific, representing 27%, 19% and 8%, respectively of our total revenues showed the strongest performances compared to Americas, which represented 40% of our total revenues, which saw greater challenges where customer laboratory activity has continued to be constrained due to COVID-19.

Our revenue from CP&L, which accounted for 5.8% of our total revenue for the six months ended December 31, 2020 compared to 5.5% of our total revenue in the six months ended December 31, 2019, comprises custom antibody development services, IVD sales and royalty and license income and was £8.5 million compared to £7.6 million for the six months ended December 31, 2019. Custom products and services revenue was £2.7 million for the six months ended December 31, 2020 where we experienced lower customer activity in the period due to COVID-19 compared to £3.3 million for the six months ended December 31, 2019. Our royalties and licensing revenue was strong at £3.2 million for the six months ended December 31, 2020 compared to £2.9 million for the six months ended December 31, 2019, part of which was as result of the Expedeon Acquisition which was absent from the results for the six months ended December 31, 2019. IVD sales were strong at £2.6 million for the six months ended December 31, 2020 compared to £1.4 million for the six months ended December 31, 2019 where the Group had experienced delays to certain customer orders.

Our revenue is broken down into the following geographical components:

	Six Months Ended December 31,		Change
	2019	2020 (Restated)	Amounts	%
	(in millions)
The Americas	£59.7	£58.6	£(1.1)	(2)%
EMEA	34.9	40.2	5.3	15%
China	23.8	27.4	3.6	15%
Japan	9.4	9.9	0.5	5%
Rest of Asia Pacific	10.4	11.4	1.0	10%
Total revenue	£138.2	£147.5	£9.3	7%

Revenue by type can be further broken down as follows:

	Six Months Ended December 31,		Change
	2019	2020 (Restated)	Amounts	%
	(in millions)
Catalogue revenue	£130.6	£139.0	£8.4	6%
Custom products and services	3.3	2.7	(0.6)	(18)%
IVD	1.4	2.6	1.2	86%
Royalties and licenses	2.9	3.2	0.3	10%
Custom Products and Licensing revenue sub-total	£7.6	£8.5	£0.9	12%
Total revenue	£138.2	£147.5	£9.3	7%

Catalogue revenue can be further broken down as follows:

	Six Months Ended December 31,		Change
	2019	2020 (Restated)	Amounts	%
	(in millions)
In-house products	£59.1	£73.3	£14.2	24%
OEM products	71.5	65.7	(5.8)	(8)%

Catalogue revenue sub-total	£130.6	£139.0	£8.4	6%

Cost of sales

Cost of sales increased by £1.0 million, or 2.4%, to £42.9 million for the six months ended December 31, 2020 compared to £41.9 million for the six months ended December 31, 2019. Key components of this were costs of catalogue inventory expensed of £29.1 million compared to £28.3 million for the six months ended December 31, 2019; royalty costs associated with products sold of £1.9 million compared to £2.0 million for the six months ended December 31, 2019; shipping costs of £4.4 million compared to £3.6 million for the six months ended December 31, 2019 and costs associated with our CP&L business were £3.2 million for the six months ended December 31, 2020 compared to £3.3 million for the six months ended December 31, 2019.

Gross profit and gross margin

Gross profit increased by £8.3 million, or 8.6%, to £104.6 million for the six months ended December 31, 2020 compared to £96.3 million for the six months ended December 31, 2019, and gross margin was 70.9% compared to 69.7% for the six months ended December 31, 2019. This increase predominantly reflects product mix, with a higher percentage of Catalogue revenue generated from in-house products which generate a higher margin as well as changes in the geographical mix.

Selling, general and administrative expenses before exceptional items and amortization of acquisition intangibles

Selling, general and administrative expenses before exceptional items and amortization of acquisition intangibles increased by £12.0 million, or 21%, to £68.1 million for the six months ended December 31, 2020 compared to £56.1 million for the six months ended December 31, 2019, reflecting greater business activity and planned investments made during the period, predominantly in innovation and our global team. The increase included salaries and related costs of £49.6 million for the six months ended December 31, 2020 compared with £37.1 million for the six months ended December 31, 2019. Salary and related costs also include non-cash share-based compensation costs of £5.4 million compared to £4.1 million for the six months ended December 31, 2019 and the increase reflects increased headcount as well as increased untaken vacation accrual which arises from the impact of COVID-19. Other significant costs included materials expenses which increased by £1.2 million to £6.6 million compared to £5.4 million for the six months ended December 31, 2019, but overall salary and related costs and materials costs were offset by amounts allocated to intangible assets and inventory of £12.8 million compared to £11.7 million for the six months ended December 31, 2019. Administrative costs comprising sales and marketing costs, premises costs, travel costs, software license costs and general administrative costs increased by £2.3 million to £13.8 million compared to £11.5 million for the six months ended December 31, 2019. This cost increase reflects increased sales and marketing activity following investment in the business, increased premises costs reflecting expansion in the footprint of the business, in particular in the US, an increase in software license costs as new elements of our ERP system went live, an incremental additional £0.8 million in respect of insurance costs arising from the Nasdaq listing. These cost increases were offset by a decrease in travel costs which was driven by travel restrictions and similar mitigation efforts that countries imposed globally as a result of the COVID-19 pandemic, and the release of accrual liabilities of £2.4 million. Depreciation and amortization charges of £8.6 million compared to £8.0 million for the six months ended December 31, 2019. There was also a £1.3 million cost in respect of foreign movements owing to the relative strength of the pound sterling in the six months ended December 31, 2020 compared to an equivalent amount of £1.2 million for the six months ended December 31, 2019 where sterling had also strengthened.

Research and development expenses before exceptional items and amortization of acquisition intangibles

Research and development expenses before exceptional items and amortization of acquisition intangibles increased by £3.7 million, or 54.4%, to £10.5 million, net of a tax credit of £0.6 million, for the six months ended December 31, 2020 compared to £6.8 million, net of a tax credit of £0.9 million for the six months ended December 31, 2019. These were comprised mainly of an increase of £3.6 million to £10.1 million of salary and related costs for six months ended December 31, 2020 compared to £6.5 million for the six months ended December 31, 2019 and included £1.9 million of non-cash share based compensation charges compared to £0.8 million for the six months ended December 31, 2019 but against which was an offset of £2.6 million for amounts allocated to intangible fixed assets and inventories compared to £2.4 million for the six months ended December 31, 2019. Depreciation and amortization charges of £2.4 million were also incurred in the six months ended December 31, 2020 compared to £1.8 million in the six months ended December 31, 2019.

Exceptional items and amortization of acquisition intangibles

Exceptional items and amortization of acquisition intangibles were £8.1 million for the six months ended December 31, 2020 compared to £6.8 million for the six months ended December 31, 2019. This cost was split into £4.9 million in selling, general and administrative expenses which compared to £4.6 million for the six months ended December 31, 2019 and £3.2 million in research and development expenses which compared to £2.2 million in the six months ended December 31, 2019. These expenses consisted of systems and process improvement costs of £1.8 million, compared to £2.1 million in the six months ended December 31, 2019, which related to the work performed on the Oracle Cloud ERP project related to upgrading our IT systems and that do not qualify to be capitalized; acquisition costs of £nil compared to £1.3 million in the six months ended December 31, 2019 which related to the Expedeon Acquisition which completed on January 1, 2020; integration and reorganization costs of £1.9 million compared to £nil for the six months ended December 31, 2019, which related partly to the integration of the Expedeon businesses and reorganization costs in respect of the alignment of our operational structure and geographical footprint to our strategic goals; and amortization of acquisition intangibles of £4.4 million, compared with £3.4 million in the six months ended December 31, 2019, of which £1.2 million related to selling, general and administration expenses; and the balance of £3.2 million related to research and development expenses and where a significant portion related predominantly to intangible assets acquired with Epitomics, Inc. in 2012.

Finance income

Finance income for the six months ended December 31, 2020 decreased by £0.3 million to £0.2 million compared to £0.5 million in the six months ended December 31, 2019, which consisted of interest receivable on cash deposits. The benefit of having a relatively high cash balance at the end of the period as well as a higher average cash balance during the six months was offset by low interest rates received on these balances.

Finance costs

Finance costs for the six months ended December 31, 2020 increased by £0.8 million to £1.9 million compared to £1.1 million for the six months ended December 31, 2019. This comprised lease liability costs of £1.0 million compared to £0.6 million for the six months ended December 31, 2019, representing the unwinding of discounted lease liabilities and borrowing costs arising as a result of interest payable on drawings on our revolving credit facility. These drawings were £107.0 million and interest was paid for over four months up until repayment on 23 November 2020 which compares with the six months ended December 31, 2019, where there were no drawings until 17 November 2019 when €120 million (£103.4 million) was borrowed to facilitate the Expedeon acquisition meaning that interest was only paid for just over one month. Other costs comprised the amortization of upfront fees incurred in setting up our revolving credit facility and other related facility fees, such as those for non-utilization.

Tax expense

Tax expense for the six months ended December 31, 2020 increased by £3.0 million to £2.9 million compared to a credit of £0.1 million for the six months ended December 31, 2019. This charge was lower than the UK corporate rate of 19% due partly to a lower rate of tax applied to profits on patented income under HMRC’s “Patent Box” regime compared to the six months ended December 31, 2019 which also benefited from a one off credit of £4.7 million for historical periods going back to the fiscal year ended June 30, 2016, in respect of the initial recognition of patent box benefits following successful registration of patents. The tax effect of exceptional items and the amortization of acquisition intangibles had a beneficial effect of £1.8 million in the six months ended December 31, 2020 compared to £5.9 million (which includes the one off credit of £4.7 million referred to above) in the six months ended December 31, 2019, resulting in an effective tax rate of 17.9% compared to (0.4)% in the six months ended December 31, 2019. Excluding exceptional items and the amortization of acquisition intangibles, the effective rate was 19.5% compared to 17.7% for the six months ended December 31, 2019.

In March 2021, the UK government announced that the UK corporate tax rate would increase from 19% to 25% commencing 1 April 2023. As a result, we anticipate that our effective tax rate will increase towards the UK corporate rate and remains subject to further changes to the UK corporate tax rate, as well as equivalent changes that may occur in other in jurisdictions in which we operate, as various governments take actions to address the deficits caused by COVID-19.

Operating profit and Adjusted Operating Profit

Operating profit decreased by £8.7 million, or 32.7%, to £17.9 million for the six months ended December 31, 2020 compared to £26.6 million for the six months ended December 31, 2019. This decrease was primarily driven by both the increase in selling, general and administrative expenses and research and development expenses which reflected greater business activity and planned investment made during the period, predominantly in innovation and our global team, the impact of COVID-19, the step up in non-cash items including depreciation and amortization and share-based payments, period-on-period movement in exchange rates. In addition, although revenues increased for the six months ended December 31, 2020 compared to the six months ended December 31, 2019, these were still suppressed by the effects of the COVID-19 pandemic whereby equivalent costs have not reduced to compensate for this. Excluding non-cash costs, comprising depreciation and amortization and share-based compensation, total reported costs increased by 23.1% to £63.4 million which had a corresponding effect on operating profit.

Adjusted Operating Profit decreased by £7.4 million, or 22.2%, to £26.0 million for the six months ended December 31, 2020 representing an Adjusted Operating Profit Margin of 17.6% compared to £33.4 million for the six months ended December 31, 2019, representing an Adjusted Operating Profit Margin of 24.2%. Adjusted Operating Profit was primarily driven by the factors affecting operating profit, with the exception of exceptional items and amortization of acquisition intangible assets, which are excluded from Adjusted Operating Profit. For the six months ended December 31, 2020 this was composed of a decrease in systems and process improvement costs of £0.3 million to £1.8 million, compared to £2.1 million in the six months ended December 31, 2019 and which was for the work performed on the Oracle Cloud ERP project related to upgrading our IT systems and that do not qualify to be capitalized. Our acquisition costs were £nil for the six months ended December 31, 2020, compared to £1.3 million in the six months ended December 31, 2019 as a result of the completion of the Expedeon Acquisition on January 1, 2020. There was an increase of £1.9 million in integration and reorganization costs to £1.9 million compared to £nil for the six months ended December 31, 2019, which related partly to the integration of the Expedeon businesses acquired on January 1, 2020 and reorganization costs in respect of the alignment of our operational structure and geographical footprint to our strategic goals. Additionally, there was an increase of £1.0 million in amortization of acquisition intangibles to £4.4 million, compared with £3.4 million in the six months ended December 31, 2019, largely due to intangible assets acquired with the Expedeon Acquisition.

Fiscal year ended June 30, 2019 compared to the fiscal year ended June 30, 2020

The following tables set forth our results of operations in pounds sterling and as a percentage of revenue for the fiscal years ended June 30, 2019 and 2020:

	Fiscal Year Ended June 30,
	2019	2020
	(in millions)
Revenue	£259.9	£260.0
Cost of sales	(76.7)	(79.8)

Gross profit	183.2	180.2

Selling, general and administrative expenses:
Before exceptional items and amortization of acquisition intangibles	(88.9)	(118.3)
Exceptional items and amortization of acquisition intangibles	(23.2)	(13.1)
Research and development expenses
Before exceptional items and amortization of acquisition intangibles	(10.7)	(17.4)
Exceptional items and amortization of acquisition intangibles	(4.3)	(20.9)

Operating profit	56.1	10.5
Finance income	0.6	0.7
Finance costs	(0.3)	(2.8)

Profit before tax	56.4	8.4

Tax (charge) / credit	(11.4)	4.1

Profit for the year	£45.0	£12.5

	Fiscal Year Ended June 30,
	2019	2020
	(as a % of revenue)
Revenue	100.0%	100.0%
Cost of sales	(29.5)	(30.7)

Gross profit	70.5	69.3

Selling, general and administrative expenses:
Before exceptional items and amortization of acquisition intangibles	(34.2)	(45.6)
Exceptional items and amortization of acquisition intangibles	(8.9)	(5.0)
Research and development expenses
Before exceptional items and amortization of acquisition intangibles	(4.1)	(6.7)
Exceptional items and amortization of acquisition intangibles	(1.7)	(8.0)

Operating profit	21.6	4.0
Finance income	0.2	0.3
Finance costs	(0.1)	(1.1)

Profit before tax	21.7	3.2

Tax (charge) / credit	(4.4)	1.6
Profit for the year	17.3%	4.8%

Revenue

Revenue increased by £0.1 million to £260.0 million for the fiscal year ended June 30, 2020 from £259.9 million for the fiscal year ended June 30, 2019. After delivering growth of 10.8% in the first half of the fiscal year ended June 30, 2020, revenue in the second half declined by 9.9%, impacted by the onset and spread of COVID-19, where we saw a reduction in demand as research laboratories globally temporarily shut down or reduced activity. We continued to serve the needs of laboratories that remained open, but due to the demand reduction, monthly reported revenue compared with the equivalent month in the prior fiscal year decreased by 7.2% in March, 37.6% in April, 26.2% in May and 0.2% in June, resulting in the overall second half decline of 9.9% compared to the prior year. The impact on revenue seen in the second half reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world. In addition, the pound sterling was weaker against the basket of foreign currencies in which we trade, which positively impacted our reported revenue.

Including CP&L revenue, discussed in more detail below, total revenue from in-house products and services increased by 6.3% to £131.3 million, compared to £123.5 million for the fiscal year ended June 30, 2019, representing 50.5% of our total revenue, with an equivalent reduction in OEM products of 5.6% to £128.7 million, compared to £136.4 million in the fiscal year ended June 30, 2019.

Our main source of revenue, catalogue product sales, increased by £0.3 million to £243.1 million for the fiscal year ended June 30, 2020 from £242.8 million for the fiscal year ended June 30, 2019 and comprised 93.5% of our total revenue. From a product perspective, our key growth drivers were recombinant antibodies, sales of which grew 7.0% to £63.2 million in the fiscal year ended June 30, 2020, and immunoassays, sales of which grew 23.7% to £22.9 million in the same period. Together, these categories contributed 35.4% of catalogue revenue for the fiscal year ended June 30, 2020 compared with 32.0% for the fiscal year ended June 30, 2019. Within catalogue revenue, in-house products delivered a strong relative performance, increasing by 7.5% to £114.4 million or 47.1% of total catalogue revenue in the fiscal year ended June 30, 2020, as compared to 43.8% in the fiscal year ended June 30, 2019. Regionally, in respect of catalogue revenue, all of our markets were adversely impacted by COVID-19 in the second half of the fiscal year ended June 30, 2020, with the Americas and China seeing the greatest impact, resulting in declines of 4.4% and 1.8% over the full year, respectively. EMEA, Japan and the Rest of Asia Pacific fared better, and overall, these regions delivered reported growth of 3.0%, 11.9% and 8.1% for the full year with these three regions collectively comprising 44.1% of our catalogue revenue in the fiscal year ended June 30, 2020.

Our revenue from CP&L, which accounted for 6.5% of our total revenue in the fiscal year ended June 30, 2020, and which comprises custom antibody development services, IVD sales and royalty and license income, decreased by £0.2 million to £16.9 million during the fiscal year ended June 30, 2020 compared with £17.1 million for the fiscal year ended June 30, 2019. Custom products and services revenue increased by 16.7% to £6.3 million for the fiscal year ended June 30, 2020, compared with £5.4 million for the fiscal year ended June 30, 2019. Our royalties and licensing revenue increased 22.9% to £5.9 million for the fiscal year ended June 30, 2020 compared with £4.8 million for the fiscal year ended June 30, 2019, part of which was a result of the Expedeon Acquisition. IVD sales declined to £4.7 million for the fiscal year ended June 30, 2020, compared with £6.9 million for the fiscal year ended June 30, 2019. IVD sales were lower than expected due to the certain purchasing delays of IVD products experienced in the first half of the year and that continued into the second half.

Our revenue is broken down into the following geographical components:

	Fiscal Year Ended June 30,
	2019	2020
	(in millions)
The Americas	£117.5	£112.4
EMEA	67.1	69.3
China	39.9	39.5
Japan	16.9	18.8
Rest of Asia Pacific	18.5	20.0
Total revenue	£259.9	£260.0

Revenue by type can be further broken down as follows:

	Fiscal Year Ended June 30,
	2019	2020
	(in millions)
Catalogue revenue	£242.8	£243.1
Custom products and services	5.4	6.3
IVD	6.9	4.7
Royalties and licenses	4.8	5.9
Custom Products and Licensing revenue sub-total	£17.1	£16.9

Total revenue	£259.9	£260.0

Catalogue revenue can be further broken down as follows:

	Fiscal Year Ended June 30,
	2019	2020
	(in millions)
In-house products	£106.4	£114.4
OEM products	136.4	128.7

Catalogue revenue sub-total	£242.8	£243.1

Cost of sales

Cost of sales increased by £3.1 million, or 4.0%, to £79.8 million for the fiscal year ended June 30, 2020 from £76.7 million for the fiscal year ended June 30, 2019, which was primarily driven by an increase of £2.2 million in costs of custom services provided, but also was influenced by the inclusion of the Expedeon Acquisition since January 2020 and £0.6 million in shipping costs, which was mainly a result of the increase in shipping costs that were not passed on to customers.

Gross profit and gross margin

Gross profit decreased by £3.0 million, or 1.6%, to £180.2 million for the fiscal year ended June 30, 2020 from £183.2 million for the fiscal year ended June 30, 2019, and gross margin decreased by 120 basis points to 69.3% for the fiscal year ended June 30, 2020 from 70.5% for the fiscal year ended June 30, 2019. The decrease was primarily a result of weaker revenue and margins within CP&L, where Custom products and services typically generate lower margins, as well as an increase in direct costs, such as packaging and shipping costs arising in part from lower shipping charges passed on to customers. Other impacts included foreign currency headwinds and geographic mix.

Selling, general and administrative expenses before exceptional items and amortization of acquisition intangibles

Selling, general and administrative expenses before exceptional items and amortization of acquisition intangibles increased by £29.4 million, or 33.1%, to £118.3 million for the fiscal year ended June 30, 2020 from £88.9 million for the fiscal year ended June 30, 2019. This increase was primarily driven by an increase of £13.7 million in salaries and related costs to £76.7 million, predominantly due to increased headcount as well as increased untaken vacation accrual arising from the impact of COVID-19. The figure also includes an increase in non-cash share-based compensation costs of £1.1 million. Other factors were an increase of £4.0 million in general administrative costs, with a key component being a full year’s software license costs relating to the ERP system, which went live in April 2019; an increase of £11.6 million in depreciation and amortization charges to £17.4 million, which consisted of £6.7 million in respect of the implementation of IFRS 16, £1.3 million in respect of the annualization of depreciation on assets brought into use in our new headquarters and £2.3 million owing to the increase in software amortization costs, reflecting a full years’ contribution from the ERP system modules mentioned above; and a £1.3 million year-on-year foreign exchange related increase owing to the relative weakness of the pound sterling.

Research and development expenses before exceptional items and amortization of acquisition intangibles

Research and development expenses before exceptional items and amortization of acquisition intangibles, net of a tax credit of £1.5 million, increased by £6.7 million, or 62.6%, to £17.4 million for the fiscal year ended June 30, 2020 from £10.7 million for the fiscal year ended June 30, 2019, net of a tax credit of £1.9 million. This increase was primarily due to a £4.3 million increase in salary and related costs, net of an offset for amounts allocated to intangible fixed assets and inventories, with the increase being partly to acquisition related activity during the year, in particular the Expedeon Acquisition, which was purchased in January 2020 and also £1.7 million of increased non-cash share-based compensation. The increase was also due to a £0.9 million increase in depreciation and amortization charges.

Exceptional items and amortization of acquisition intangibles

Exceptional items and amortization of acquisition intangibles increased by £6.5 million, or 23.6%, to £34.0 million for the fiscal year ended June 30, 2020 from £27.5 million for the fiscal year ended June 30, 2019, split into a decrease of £10.1 million in selling, general and administrative expenses, which was more than offset by an increase of £16.6 million in research and development expenses. These expenses consisted of impairment of intangible assets of £14.9 million in respect of AxioMx in vitro monoclonal antibody production technology, where, although technical feasibility had been proved, the scalability has since been determined to not be realistically viable at the current time, as compared to impairment of software assets of £12.8 million in the fiscal year ended June 30, 2019 in respect of the full impairment of certain modules of the ERP implementation; systems and process improvement costs of £4.3 million, compared with £4.5 million for the fiscal year ended June 30, 2019, which related to the work performed on the Oracle Cloud ERP project related to upgrading our IT systems and that do not qualify to be capitalized; acquisition costs of £4.1 million related to the Expedeon Acquisition; integration and reorganization costs of £2.1 million, which related partly to the integration of the Expedeon businesses and reorganization costs in respect of the alignment of our operational structure and geographical footprint to our strategic goals. In the fiscal year ended June 30, 2019, reorganization costs were £3.7 million and related to our new headquarters and consisted of costs such as dual rent incurred prior to moving in and depreciation of assets not yet brought into use prior to occupation of the building; and amortization of acquisition intangibles of £8.6 million, compared with £6.5 million in the fiscal year ended June 30, 2019, where the increase was mainly due to new acquired intangible assets arising from the Expedeon Acquisition, of which £2.6 million related to selling, general and administration expenses; and the balance of £6.0 million related to research and development expenses and where a significant portion related predominantly to intangible assets acquired with Epitomics Inc. in 2012.

Finance income

Finance income was £0.7 million in the fiscal year ended June 30, 2020 and £0.6 million in the fiscal year ended June 30, 2019, which consisted of interest receivable on cash deposits during the fiscal year. The benefit of higher overall cash balances during the fiscal year ended June 30, 2020 was offset by lower interest rates received on these balances.

Finance costs

Finance costs increased by £2.5 million to £2.8 million for the fiscal year ended June 30, 2020 from £0.3 million for the fiscal year ended June 30, 2019. This increase was primarily due to lease liability costs of £1.5 million, representing the unwinding of discounted lease liabilities, following the implementation of IFRS 16 as at July 1, 2019 and increased borrowing costs arising as a result of interest payable on drawings on our revolving credit facility, which were not present in the fiscal year ended June 30, 2019. Other costs that increased in the fiscal year ended June 30, 2020 were in respect of the amortization of upfront fees incurred in setting up our revolving credit facility and other related facility fees, such as those for non-utilization. In the fiscal year ended June 30, 2019, these costs were only incurred for five months since inception of the facility, whereas for the fiscal year ended June 30, 2020, these costs covered a full financial year.

Tax expense

Tax expense decreased by £15.5 million, to a credit of £4.1 million for the fiscal year ended June 30, 2020 from an expense of £11.4 million for the fiscal year ended June 30, 2019. This decrease was partially due to a reduction in profit before tax to £8.4 million from £56.4 million for the fiscal year ended June 30, 2019 and also from a credit of £6.0 million in respect of the initial recognition of benefit from a lower rate of tax applied to profits on patented income under HMRC’s “patent box” regime following successful registration of patents during the year where the credit consists of an element in respect of the fiscal year ended June 30, 2020 but also historical years going back to the fiscal year ended June 30, 2016. Exceptional items and the amortization of acquisition intangibles had a beneficial effect of £11.8 million in the fiscal year ended June 30, 2020, resulting in an effective tax rate on adjusted profits of 18.0%, compared to 19.7% in the fiscal year ended June 30, 2019.

In March 2020, the UK government announced that the UK corporate tax rate would remain at 19% until April 2022 rather than reduce to 17% as had previously been outlined. As a result, we now anticipate that our effective tax will remain around 18% in the medium term, subject to further changes to the corporate tax rate as a result of the remedial actions taken by the UK government to address the deficit caused by COVID-19, as well as equivalent changes that may occur in other in jurisdictions in which we operate.

Operating profit and Adjusted Operating Profit

Operating profit decreased by £45.6 million, or 81.3%, to £10.5 million for the fiscal year ended June 30, 2020 from £56.1 million for the fiscal year ended June 30, 2019. This decrease was primarily driven by a decrease in revenue in the second half of the year as a consequence of the COVID-19 pandemic but where there was no corresponding decrease in a number of our costs and where, in many cases, increases were incurred in line with what had previously been expected to be increases in revenue. We saw increases in the larger components of costs where significant increases were included within selling general and administrative expenses and consisted mainly of salaries and related expenses, premises costs, software costs and depreciation and amortization. These increased costs were partially offset by £12.8 million, representing the absence of an impairment charge incurred in the fiscal year ended June 30, 2019 in respect of the ERP system and which was treated as an exceptional item. Additional costs in respect of the Expedeon Acquisition and also integration and reorganization costs, both of which are classified as exceptional items, were also incurred. Additionally, we saw increases within research and development, which primarily consisted of salaries and related expenses and the impairment of the acquisition intangible asset of £14.9 million in respect of the AxioMx in vitro monoclonal antibody production technology, which is classified as an exceptional item.

Adjusted Operating Profit was £44.5 million for the fiscal year ended June 30, 2020, representing an Adjusted Operating Profit Margin of 17.1%, compared to Adjusted Operating Profit of £83.6 million for the fiscal year ended June 30, 2019, representing an Adjusted Operating Profit Margin of 32.2%, after planned strategic investments made during the fiscal year ended June 30, 2019. This decrease in Adjusted Operating Profit was primarily driven by the factors affecting operating profit, with the exception of exceptional items and amortization of acquisition intangible assets, which are excluded from Adjusted Operating Profit and consist of an increase of £2.1 million of impairment charges of intangible assets, which in the fiscal year ended June 30, 2020 consisted of £14.9 million in respect of an acquisition intangible asset and in the fiscal year ended June 30, 2019 consisted of £12.8 million in respect of software under construction; a decrease of £0.2 million related to system and process improvement costs of £4.3 million related to the ERP implementation that do not qualify for capitalization, which was consistent from the fiscal year ended June 30, 2019; an increase of £2.5 million across integration and reorganization costs and acquisition costs, with integration and reorganization costs down £1.6 million, to £2.1 million, where in the fiscal year ended June 30, 2019, costs consisted of £3.7 million in respect of our new headquarters and acquisition costs of £4.1 million, which were £nil in the fiscal year ended June 30, 2019; and an increase of £2.1 million in respect of the amortization of acquisition intangibles primarily due to the new Expedeon Acquisition assets acquired during the year.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by our operating activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Our primary sources of liquidity are our cash and cash equivalents and our revolving credit facility. As of December 31, 2019, and 2020, we had cash and cash equivalents of £189.9 million and £211.9 million, respectively. On October 26, 2020, we completed the initial public offering of our ADSs in the United States, which resulted in the issuance and sale of 10,287,000 ADSs representing 10,287,000 ordinary shares, generating net proceeds of £126.5 million, although this was partially offset by the repayment of £107.0 million of the Group’s revolving credit facility (as described further below). In April 2020, we issued new ordinary shares in the aggregate amount of £110.0 million. Our cash and cash equivalents consist of cash in bank accounts and on deposit.

In February 2019, we entered into a revolving credit facility (“RCF”) with HSBC, NatWest, Santander and Royal Bank of Canada for £200 million, with an additional £100 million accordion option, providing us with additional financial flexibility for future acquisitions. We may at any time up to six months of the termination date of the RCF, give prior notice of the wish to exercise this accordion option with a minimum value of £10 million and a maximum of £100 million. Drawings of £107.0 million on the RCF during the six months ended December 31, 2020 were repaid in full in November 2020 leaving the RCF undrawn as at December 31, 2020. During the six months ended December 31, 2019, drawings on the RCF comprised an initial amount of €120.0 million (£103.4 million) to fund the Expedeon Acquisition and after taking account of exchange movements and being stated net of the unamortized amount of upfront fees incurred on set up of the RCF, was reflected as £101.4 million within current liabilities on our balance sheet. On November 23, 2020, we repaid the borrowings on this facility of £107.0 million. The full amount of the facility of £200 million was undrawn as of December 31, 2020. The initial term of this RCF is three years with two extension options of one year each. On January 7, 2021, we received approval from all syndicate banks for a two year extension to the RCF following our exercise of the extension option on December 17, 2020, which extends the expiry of the facility to January 31, 2024. All other terms of the facility remained unchanged. The interest rate is the aggregate of: (i) a margin, which varies from 0.75% to 1.45%, that is dependent on a debt cover ratio, which for the six months ended December 31, 2020 and the fiscal year ended June 30, 2020 was at the minimum level of 0.75%; and (ii) London Inter-bank Offered Rate (“LIBOR”) or, in relation to any borrowing in Euro, Euro Inter-bank Offered Rate (“EURIBOR”) or in relation to any non-LIBOR currency, the benchmark rate for that currency. The benchmark rate is the applicable screen rate as of the specified time for the currency of the borrowing. Borrowings under this facility are unsecured but are guaranteed by certain of our material subsidiary companies.

Our capital expenditures consist primarily of property plant and equipment and intangible assets. Our capital expenditures were £24.7 million during the six months ended December 31, 2020 compared to £17.1 million for the six months ended December 31, 2019. Major areas of capital expenditure included £8.5 million in respect of global footprint developments on which there was no corresponding capital expenditure for the six months ended December 31, 2019. Capital expenditure of £13.6 million was incurred on intangible assets compared to £9.2 million for the six months ended December 31, 2019, which included £7.2 million in respect of our ERP implementation project and £4.5 million of internally developed technology relating to new in-house products compared to £4.2 million in respect of our ERP implementation project and £3.3 million with respect to IDT for the six months ended December 31, 2019. Other significant items included £1.6 million in respect of laboratory equipment during the six months ended December 31, 2020, with an equivalent amount of £2.9 million for the six months ended December 31, 2019. Additionally, in the six months ended December 31, 2019, capital expenditure of £2.0 million was incurred which was related to the cell line and lysates portfolio that we acquired from EdiGene. An inflow of £1.7 million in respect of reimbursement of leasehold improvement costs from landlords for the global footprint developments was received where such inflows were not experienced in the six months ended December 31, 2019.

Our capital expenditures during the fiscal year ended June 30, 2020 were £12.7 million for property plant and equipment, a £5.0 million decrease compared to the fiscal year ended June 30, 2019, which included net cash outflows of £5.1 million in respect of our new headquarters, which consisted of £9.6 million of cash outflow net of amounts held in escrow of £4.5 million from the previous fiscal year, but where the significant items were £7.0 million in respect of laboratory equipment, some of which related to new premises entered into during the year and £4.0 million of cell lines, the majority being related to the live cell line and lysates portfolio of EdiGene; and £23.0 million for intangible assets, which included £11.6 million in respect of our ERP implementation project and £9.0 million with respect to IDT.

We assess our liquidity, in part, through an analysis of our working capital together with our other sources of liquidity. As of December 31, 2020, our working capital balance, which is comprised of inventories, trade and other receivables and trade and other payables, was £44.2 million, an increase of £10.4 million from £33.8 million for the six months ended December 31, 2019.

The following table presents the summary consolidated cash flow information for the periods presented.

	Six Months Ended December 31		Fiscal Year Ended June 30,
	2019	2020 (Restated)	2019	2020
	(in millions)		(in millions)
Net cash inflow from operating activities	£39.6	£33.9	£70.2	£63.0
Net cash outflow from investing activities	(18.8)	(22.8)	(49.9)	(148.1)
Net cash inflow / (outflow) from financing activities	83.6	15.0	(24.7)	184.6
Increase / (decrease) in cash and cash equivalents	104.4	26.1	(4.4)	99.5

Net cash inflow from operating activities

Six months ended December 31, 2020 compared to December 31, 2019

Net cash inflow from operating activities was £33.9 million for the six months ended December 31, 2020 compared to £39.6 million for the six months ended December 31, 2019. This inflow was reflective of the cash revenue generated from the sale of goods and services offset by cost of sales, selling, general and administrative costs and research and development expenditure, all of which are described in more detail above, although the six months ended December 31, 2020 was affected by COVID-19 whereas the six months ended December 31, 2019 was prior to the pandemic taking effect; a depreciation charge of £8.1 million, including laboratory equipment of £2.0 million, office fixtures, fittings and other equipment of £2.3 million and £3.8 million in respect of right of use assets; an amortization charge of £7.9 million, comprised of acquired intangibles of £4.4 million, internally developed technology of £1.5 million and software of £2.0 million; a share-based payment charge of £7.3 million for the six months ended December 31, 2020 which compares with £5.0 million for the six months ended December 31, 2019, with the largest component being £5.7 million in respect of AbShare, our innovative employee share plan, which was launched in September 2018, but attributable to lower staff attrition rates than experienced in the six months ended December 31, 2019 the costs are proportionally higher for the six months ended December 31, 2020 than for the six months ended December 31, 2019; and working capital movements of £7.6 million that were comprised of an increase in inventories of £3.5 million, driven mainly by an increase of £2.3 million of finished goods as inventory was expanded in anticipation of future revenue growth, an increase in receivables of £7.7 million consisting mainly of £6.1 million of prepayments, which includes insurance costs arising from the Nasdaq listing, offset by an increase in payables of £3.6 million made up mainly of accrued expenditures, which reflects the further investment in growing our business.

Year ended June 30, 2020 compared to June 30, 2019

Net cash inflow from operating activities decreased by £7.2 million, or 10.3%, to £63.0 million for the fiscal year ended June 30, 2020 from £70.2 million for the fiscal year ended June 30, 2019. This decrease resulted primarily from a decrease in operating profit for the period of £45.6 million, which predominantly consisted of the cash revenue generated from the sale of goods and services offset by cost of sales, selling, general and administrative costs and research and development expenditure, all of which are described in more detail above, which was partially offset by an increase in impairment of intangible assets of £2.1 million, where a £14.9 million impairment was incurred in respect of AxioMx in vitro monoclonal antibody production technology, as described above, compared with a £12.8 million impairment incurred in the fiscal year ended June 30, 2019 that related to certain modules in construction of the ERP system; a depreciation charge of £14.0 million, including of laboratory equipment of £3.4 million, office fixtures, fittings and other equipment of £2.6 million and £6.7 million in respect of right of use assets, which are those assets that have come on to our balance sheet for the first time in fiscal year ended June 30, 2020 following the implementation of IFRS 16 on July 1, 2019; an amortization charge of £15.9 million, comprised of acquired intangibles of £8.6 million, internally developed technology of £3.1 million and software of £4.2 million, where the increase was mainly due to £3.3 million of amortization of the finance and non-stock procurement ERP modules that went live in April 2019 but which resulted in only two months of charge in the fiscal year ended June 30, 2019; a share-based payment charge of £9.3 million, with the largest component being £5.7 million in respect of AbShare, our innovative employee share plan, which was launched in September 2018; and working capital movements of £4.0 million that were comprised of an increase in inventories of £1.1 million, driven mainly by an increase of £1.0 million of finished goods as inventory was expanded in anticipation of future revenue growth, a decrease in receivables of £2.7 million consisting mainly of £2.1 million of trade receivables, which were driven by the addition of receivables from acquired businesses, primarily related to the Expedeon Acquisition offset by a slowing in collections leading up to the end of the fiscal year arising from COVID-19, and an increase in payables of £2.4 million made up mainly of accrued expenditures, which reflects the further investment in growing our business.

Net cash outflow from investing activities

Six months ended December 31, 2020 compared to December 31, 2019

Net cash outflow from investing activities was £22.8 million for the six months ended December 31, 2020 compared to £18.8 million for the six months ended December 31, 2019, which primarily resulted from an £11.5 million outflow on purchase of property, plant and equipment, with the main cost being £8.5 million in respect of global footprint developments and £13.6 million outflow for intangible assets, which included £7.2 million in respect of our ERP implementation project and £4.5 million with respect to IDT.

Year ended June 30, 2020 compared to June 30, 2019

Net cash outflow from investing activities increased by £98.2 million, or 196.8%, to £148.1 million for the fiscal year ended June 30, 2020 from £49.9 million for the fiscal year ended June 30, 2019, which primarily resulted from an outflow of £104.2 million in respect of the Expedeon Acquisition; £12.7 million outflow on purchase of property, plant and equipment, with the main cost being £7.0 million in respect of laboratory equipment, some of which related to new premises that were entered into during the year and £4.0 million of cell lines, the majority being in respect of the live cell line and lysates portfolio of EdiGene, which was purchased in July 2019; and £23.0 million outflow for intangible assets, which included £11.6 million in respect of our ERP implementation project and £9.0 million with respect to IDT.

Net cash inflow/(outflow) from financing activities

Six months ended December 31, 2020 compared to December 31, 2019

Net cash inflow from financing activities of £15.0 million for the six months ended December 31, 2020 contrasted with £83.6 million for the six months ended December 31, 2019. The inflow primarily comprise £127.0 million arising from the proceeds on issue of shares, the most significant being those from the secondary US listing on Nasdaq (in addition to the current listing on AIM in the UK) which was completed in October 2020, offset by the full repayment of £107.0 million of drawings on the Group’s RCF; £3.8 million of amounts classified as lease principal payments; and £1.1 million of interest payments including £0.5 million of amounts classified as lease interest payments. This contrasts with the six months ended December 31, 2019 where the main components were an inflow of £103.4 million in respect of drawings on the Group’s RCF offset by £17.7 million of dividends paid.

Year ended June 30, 2020 compared to June 30, 2019

Net cash inflow from financing activities of £184.6 million for the fiscal year ended June 30, 2020 contrasted with an outflow of £24.7 million for the fiscal year ended June 30, 2019. This increase primarily resulted from inflows arising from drawings of £107.0 million on our RCF and £110.0 million received upon the issuance and sale of 10 million new ordinary shares to an investor. These significant inflows were partially offset by outflows of £25.0 million in dividends, which remained broadly consistent with the fiscal year ended June 30, 2019, £6.8 million of amounts classified as lease principal payments and £1.7 million of interest payments including £0.9 million of amounts classified as lease interest payments following the implementation of IFRS 16 that were classified as operating lease payments within cash flows from operating activities in the fiscal year ended June 30, 2019, and £2.2 million of investments that consisted mainly of the acquisition of a 13% stake in Brickbio, Inc.

Non-IFRS Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, profit before tax and other results under IFRS, we assess our performance using a number of financial measures that are not defined under IFRS. We use Total CER revenue growth, Free Cash Flow, Adjusted Operating Profit, Adjusted Operating Profit Margin, ROCE and Adjusted Diluted earnings per share, each of which is described below, to evaluate our business, and we have included these non-IFRS financial measures in this Transition Report because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team. These non-IFRS performance measures exclude certain cash and non-cash items that we believe are not reflective of the normal course of our business. Our calculation of these non-IFRS financial measures may differ from similarly titled non-IFRS measures, if any, reported by other companies. These non-IFRS financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with IFRS.

Total CER Revenue Growth

Total CER revenue growth is our total revenue growth from one fiscal period / year to the next on a constant exchange rate basis. We measure CER revenue growth by applying the prior fiscal period’s / year’s actual exchange rates for each month to the current fiscal period’s/ year’s equivalent monthly results. We use this measure to identify the relative period on period or year-on-year performance of the business by removing the impact of currency movements that are outside of management’s control. Total CER revenue growth is included in this Transition Report because it is a key metric used internally to assess our financial performance. We also believe that Total CER revenue growth is useful to investors, analysts and others in assessing our performance. Management believes that Total CER revenue growth is an appropriate measure of operating performance because it eliminates the impact of currency movements.

Total CER revenue growth is not an IFRS measure of our financial performance and should not be considered as an alternative to profit for the period / year as a measure of financial performance or as an alternative to any other performance measure derived in accordance with IFRS. Total CER revenue growth should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using Total CER revenue growth as a supplemental measure. Our measure of Total CER revenue growth is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following tables present a reconciliation of revenue, the most directly comparable IFRS financial measure, to Total CER revenue growth for the periods indicated:

	Six Months Ended December 31,
	2020 (Restated)	2020 (Restated)
	(in millions)
Six months ended December 31, 2019 revenue	£138.2	$188.8
Six months ended December 31, 2020 revenue at actual exchange rates	147.5	201.5
Effect of foreign exchange	2.2	3.0
Six months ended December 31, 2020 revenue at prior period’s exchange rates	149.7	204.5

Total CER revenue growth	8.3%	8.3%

	Fiscal Year Ended June 30,
	2020	2020
	(in millions)
Fiscal year ended June 30, 2019 revenue	£259.9	$355.1
Fiscal year ended June 30, 2020 revenue at actual exchange rates	260.0	355.2
Effect of foreign exchange	(3.7)	(5.0)
Fiscal year ended June 30, 2020 revenue at prior year’s exchange rates	256.3	350.2

Total CER revenue growth	(1.4)%	(1.4)%

Free Cash Flow

Free Cash Flow is net cash inflow from operating activities less net capital expenditure, transfer of cash from/(to) escrow in respect of future capital expenditure and the principal and interest elements of lease obligations. Free Cash Flow provides an indication of the amount of cash available for discretionary investing or financing after removing capital related items. Free Cash Flow is included in this Transition Report because it is a key metric used internally to measure our liquidity. We also believe that Free Cash Flow is useful to investors, analysts, and others in assessing our liquidity.

Free Cash Flow is not an IFRS measure of our financial performance and should not be considered as an alternative to net cash inflow from operations as a measure of liquidity, or as an alternative to any other performance measure derived in accordance with IFRS. Free Cash Flow should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using Free Cash Flow as a supplemental measure. Our measure of Free Cash Flow is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table presents a reconciliation of net cash inflow from operating activities, the most directly comparable IFRS financial measure, to Free Cash Flow for the periods indicated:

	Six months ended December 31,		Fiscal Year Ended June 30,
	2019	2020 (Restated)	2020 (Restated)	2019	2020	2020
Net cash inflow from operating activities	£39.6	£33.9	$46.3	£70.2	£63.0	$86.1
Purchase of property, plant and equipment	(7.9)	(11.5)	(15.7)	(17.7)	(12.7)	(17.4)
Purchase of intangible assets	(9.2)	(13.6)	(18.5)	(22.7)	(23.0)	(31.4)
Transfer of cash from / (to) escrow in respect of future capital expenditure	0.1	0.4	0.5	4.5	(0.6)	(0.8)
Reimbursement of leasehold improvement costs	—	1.7	2.3	—	—	—
Principal element of lease obligations	(2.2)	(3.8)	(5.2)	—	(6.8)	(9.3)
Interest element of lease obligations	(0.4)	(0.5)	(0.7)	—	(0.9)	(1.2)
Free Cash Flow	£20.0	£6.6	$9.0	£34.3	£19.0	$26.0

Adjusted Operating Profit / Adjusted Operating Profit Margin

We define Adjusted Operating Profit as profit for the period / year before taking account of finance income, finance costs, tax, exceptional items and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from period to period or year to year. Exceptional items currently consist of the impairment of intangible assets, systems and process improvement costs, acquisition costs, integration and reorganization costs and amortization of acquisition intangibles. Adjusted Operating Profit is included in this Transition Report because it is a key metric used internally to assess our financial performance. We also believe that Adjusted Operating Profit is useful to investors, analysts, and others in assessing our performance. We believe that disclosing Adjusted Operating Profit enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of performance from period to period / year to year. Management believes that Adjusted Operating Profit is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted Operating Profit Margin is calculated as Adjusted Operating Profit as a percentage of revenue. Adjusted Operating Profit Margin is included in this Transition Report because it is a key metric used internally to assess our financial performance. We also believe that Adjusted Operating Profit Margin is useful to investors, analysts and others in assessing our performance. Adjusted Operating Profit Margin is an appropriate measure of operating performance, as it reflects our ability to turn revenue into profits and because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted Operating Profit and Adjusted Operating Profit Margin are not IFRS measures of our financial performance and should not be considered as an alternative to profit for the period / year, or as an alternative to any other performance measure derived in accordance with IFRS. Adjusted Operating Profit and Adjusted Operating Profit Margin should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using Adjusted Operating Profit and Adjusted Operating Profit Margin as supplemental measures. Our measure of Adjusted Operating Profit and Adjusted Operating Profit Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table presents a reconciliation of profit for the period / year, the most directly comparable IFRS financial measure, to Adjusted Operating Profit and includes the calculation of the Adjusted Operating Profit Margin for the periods / years indicated:

	Six Months Ended December 31,			Fiscal Year Ended June 30,
	2019	2020 (Restated)	2020 (Restated)	2019	2020	2020
Profit for the period / year	£26.1	£13.3	$18.2	£45.0	£12.5	$17.1
Tax (credit) / charge	(0.1)	2.9	4.0	11.4	(4.1)	(5.6)
Finance income	(0.5)	(0.2)	(0.3)	(0.6)	(0.7)	(1.0)
Finance costs	1.1	1.9	2.6	0.3	2.8	3.8
Impairment of intangible assets(a)	—	—	—	12.8	14.9	20.4
System and process improvement costs(b)	2.1	1.8	2.5	4.5	4.3	5.9
Acquisition costs(c)	1.3	—	—	—	4.1	5.6
Integration and reorganization costs(d)	—	1.9	2.6	3.7	2.1	2.9
Amortization of acquisition intangibles(e)	3.4	4.4	6.0	6.5	8.6	11.7

Adjusted Operating Profit	£33.4	£26.0	$35.5	£83.6	£44.5	$60.8

Revenue	£138.2	£147.5	$201.5	£259.9	£260.0	$355.2

Adjusted Operating Profit Margin	24.2%	17.6%	17.6%	32.2%	17.1%	17.1%

(a)

For the fiscal year ended June 30, 2020, this consisted of the full impairment of the acquisition intangible in respect of an in vitro monoclonal antibody production technology that we acquired from AxioMX, Inc. in 2015 and subsequent post acquisition expenditure, which arose following an appraisal of the ability to utilize this technology at scale. Although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. For the fiscal year ended June 30, 2019, this consisted of an impairment of software assets under construction as a result of changes in the scope and nature of the ERP program and the corresponding usability of historical work performed on certain outstanding modules.

(b)	Consisted of costs of our ERP program implementation that do not qualify for capitalization. Such costs are included within selling, general and administrative expenses.
(c)

Consisted of legal and other professional fees associated with our acquisition of the proteomics and immunology businesses of Expedeon AG, as well as agreed settlements of Expedeon employee share incentive schemes. Such costs are included within selling, general and administrative expenses.

(d)

For the six months ended December 31, 2020 and for the fiscal year ended June 30, 2020, integration and reorganization costs relating partly to the integration of the acquired Expedeon business (comprising mainly retention and severance costs, employee backfill costs for those involved in the integration and consultancy costs) and reorganization costs in respect of alignment of our operational structure and geographical footprint to our strategic goals. For the six months ended December 31, 2020 £0.6 million of depreciation costs were included within integration and reorganization costs. Such costs are included within selling, general and administrative expenses. For the fiscal year ended June 30, 2019, the reorganization costs consisted of those associated with our new headquarters, including depreciation of assets not yet brought into use prior to occupation of the building.

(e)

Consisted of amortization of acquisition intangibles included within research and development expenses of £6.0 million and £4.3 million for the fiscal years ended June 30, 2020 and 2019, respectively, with the remaining £2.6 million and £2.2 million over the same respective periods included within selling, general and administrative expenses. Consisted of amortization of acquisition intangibles included within research and development expenses of £3.2 million and £2.2 million for the six months ended December 31, 2020 and 2019, respectively, with the remaining £1.2 million and £1.2 million over the same respective periods included within selling, general and administrative expenses.

Return On Capital Employed (“ROCE”)

We define ROCE as Adjusted Operating Profit divided by capital employed, which is defined as total assets less current liabilities. We believe that ROCE is a key tool in measuring our financial efficiency and ability to create future growth in value. We attempt to maintain ROCE at a level well above our estimated cost of capital. ROCE is included in this Transition Report because it is a key metric used internally to assess our financial performance. We also believe that ROCE is useful to investors, analysts and others in assessing our performance.

ROCE is not an IFRS measure of our financial performance and should not be considered as an alternative to profit for the period / year or as an alternative to any other performance measure derived in accordance with IFRS. ROCE should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using ROCE as a supplemental measure. Our measure of ROCE is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table presents a reconciliation of profit for the period / year, the most directly comparable IFRS financial measure, to ROCE for the periods indicated:

	Six Months Ended December 31,			Fiscal Year Ended June 30,
	2019	2020 (Restated)	2020 (Restated)	2019	2020	2020
Profit for the period / year	£26.1	£13.3	$18.2	£45.0	£12.5	$17.8
Tax (credit) / charge	(0.1)	2.9	4.0	11.4	(4.1)	(5.6)
Finance income	(0.5)	(0.2)	(0.3)	(0.6)	(0.7)	(1.0)
Finance costs	1.1	1.9	2.6	0.3	2.8	3.8
Impairment of intangible assets(a)	—	—	—	12.8	14.9	20.4
System and process improvement costs(b)	2.1	1.8	2.5	4.5	4.3	5.9
Acquisition costs(c)	1.3	—	—	—	4.1	5.6
Integration and reorganization costs(d)	—	1.9	2.6	3.7	2.1	2.9
Amortization of acquisition intangibles(e)	3.4	4.4	6.0	6.5	8.6	11.7

Adjusted Operating Profit	£33.4	£26.0	$35.5	£83.6	£44.5	$60.8

Total assets	622.4	821.3	1,123.3	446.7	811.4	1,108.5
Current liabilities	(148.7)	(52.0)	(71.1)	(45.3)	(159.6)	(218.0)

Capital employed	£473.7	£769.3	$1,051.2	£401.4	£651.8	$890.5

ROCE	7.1%	3.4%	3.4%	20.8%	6.8%	6.8%

(a)

For the fiscal year ended June 30, 2020, this consisted of the full impairment of the acquisition intangible in respect of an in vitro monoclonal antibody production technology that we acquired from AxioMX, Inc. in 2015 and subsequent post acquisition expenditure, which arose following an appraisal of the ability to utilize this technology at scale. Although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. For the fiscal year ended June 30, 2019, this consisted of an impairment of software assets under construction as a result of changes in the scope and nature of the ERP program and the corresponding usability of historical work performed on certain outstanding modules.

(b)	Consisted of costs of our ERP program implementation that do not qualify for capitalization.
(c)

Consisted of legal and other professional fees associated with our acquisition of the proteomics and immunology businesses of Expedeon AG, as well as agreed settlements of Expedeon employee share incentive schemes. Such costs are included within selling, general and administrative expenses.

(d)

For the six months ended December 31, 2020 and for the fiscal year ended June 30, 2020, integration and reorganization costs relating partly to the integration of the acquired Expedeon business (comprising mainly retention and severance costs, employee backfill costs for those involved in the integration and consultancy costs) and reorganization costs in respect of alignment of our operational structure and geographical footprint to our strategic goals. For the six months ended December 31, 2020 £0.6 million of depreciation costs were included within integration and reorganization costs. Such costs are included within selling, general and administrative expenses. For the fiscal year ended June 30, 2019, the reorganization costs consisted of those associated with our new headquarters, including depreciation of assets not yet brought into use prior to occupation of the building.

(e)

Consisted of amortization of acquisition intangibles included within research and development expenses of £6.0 million and £4.3 million for the fiscal years ended June 30, 2020 and 2019, respectively, with the remaining £2.6 million and £2.2 million over the same respective periods included within selling, general and administrative expenses. Consisted of amortization of acquisition intangibles included within research and development expenses of £3.2 million and £2.2 million for the six months ended December 31, 2020 and 2019, respectively, with the remaining £1.2 million and £1.2 million over the same respective periods included within selling, general and administrative expenses.

Adjusted Diluted earnings per share

We define Adjusted Diluted earnings per share as Adjusted profit for the period / year divided by the weighted average number of ordinary shares for the purposes of diluted earnings per share. Adjusted profit for the year used in this calculation is defined as profit for the period / year less impairment of intangible assets which was applicable for the fiscal years ended June 30, 2020 and June 30, 2019, system and process improvement costs, acquisition costs, which were applicable for the six months ended December 31, 2020 and the year ended June 30, 2020, integration and reorganization costs, which were applicable for the six months ended December 31, 2020 and the years ended June 30 2020 and June 30 2019, amortization of acquisition intangibles, the tax effect of these items and the net tax effect of new U.S. tax legislation which was applicable for the fiscal years ended June 30, 2019 and the net tax effect of the initial recognition in respect of historical periods of “patent box” claims which were applicable for the fiscal year ended June 30, 2020. Adjusted Diluted earnings per share is calculated with an adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. We use Adjusted Diluted earnings per share to measure underlying profitability and to reflect the other adjusted performance measures used.

We measure Adjusted Diluted earnings per share because it is a key metric used internally to assess our financial performance. We also believe that Adjusted Diluted earnings per share is useful to investors, analysts and others in assessing our performance. Management believes that Adjusted Diluted earnings per share is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Adjusted Diluted earnings per share has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for earnings per share measures prepared in accordance with IFRS. Adjusted Diluted earnings per share may not be comparable to other similarly titled metrics of others.

The following table presents a reconciliation of profit for the year/ period, the most directly comparable IFRS financial measure, to Adjusted profit for the year / period for the years/ periods indicated, which is used in the calculation of Adjusted Diluted earnings per share:

	Six Months Ended December 31,			Fiscal Year Ended June 30,
	2019	2020 (Restated)	2020 (Restated)	2019	2020	2020
Profit for the period / year	£26.1	£13.3	$18.2	£45.0	£12.5	$17.1

Weighted average ordinary shares for the purposes of diluted earnings per share	207.2	222.0	222.0	206.7	209.6	209.6

Diluted earnings per share	£0.126	£0.060	$0.082	£0.218	£0.060	$0.082

Profit for the period / year	£26.1	£13.3	18.2	£45.0	£12.5	$17.1
Impairment of intangible assets(a)	—	—	—	12.8	14.9	20.4
System and process improvement costs(b)	2.1	1.8	2.5	4.5	4.3	5.9
Acquisition costs(c)	1.3	—	—	—	4.1	5.6
Integration and reorganization costs(d)	—	1.9	2.6	3.7	2.1	2.9
Amortization of acquisition intangibles(e)	3.4	4.4	6.0	6.5	8.6	11.7
Tax effect of items (a), (b), (c), (d) and (e)	(1.2)	(1.8)	(2.5)	(5.3)	(7.2)	(9.9)
Tax credit arising from “patent box” claims(f)	(4.7)	—	—	—	(4.6)	(6.3)
Net tax effect of new U.S. tax legislation	—	—	—	0.2	—	—

Adjusted profit for the period / year	£27.0	£19.6	$26.8	£67.4	£34.7	$47.4

Weighted average ordinary shares for the purposes of diluted earnings per share	207.2	222.0	222.0	206.7	209.6	209.6

Adjusted Diluted earnings per share	£0.130	£0.088	$0.121	£0.326	£0.166	$0.227

(a)

For the fiscal year ended June 30, 2020, this consisted of the full impairment of the acquisition intangible in respect of an in vitro monoclonal antibody production technology that we acquired from AxioMX, Inc. in 2015 and subsequent post acquisition expenditure, which arose following an appraisal of the ability to utilize this technology at scale. Although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. For the fiscal year ended June 30, 2019, this consisted of an impairment of software assets under construction as a result of changes in the scope and nature of the ERP program and the corresponding usability of historical work performed on certain outstanding modules.

(b)	Consisted of costs of our ERP program implementation that do not qualify for capitalization.
(c)

Consisted of legal and other professional fees associated with our acquisition of the proteomics and immunology businesses of Expedeon AG, as well as agreed settlements of Expedeon employee share incentive schemes. Such costs are included within selling, general and administrative expenses.

(d)

For the six months ended December 31, 2020 and for the fiscal year ended June 30, 2020, integration and reorganization costs relating partly to the integration of the acquired Expedeon business (comprising mainly retention and severance costs, employee backfill costs for those involved in the integration and consultancy costs) and reorganization costs in respect of alignment of our operational structure and geographical footprint to our strategic goals. For the six months ended December 31, 2020, £0.6 million of depreciation costs were included within integration and reorganization costs. Such costs are included within selling, general and administrative expenses. For the fiscal year ended June 30, 2019, the reorganization costs consisted of those associated with our new headquarters, including depreciation of assets not yet brought into use prior to occupation of the building.

(e)

Consisted of amortization of acquisition intangibles included within research and development expenses of £6.0 million and £4.3 million for the fiscal years ended June 30, 2020 and 2019, respectively, with the remaining £2.6 million and £2.2 million over the same respective periods included within selling, general and administrative expenses. Consisted of amortization of acquisition intangibles included within research and development expenses of £3.2 million and £2.2 million for the six months ended December 31, 2020 and 2019, respectively, with the remaining £1.2 million and £1.2 million over the same respective periods included within selling, general and administrative expenses.

(f)

Consisted of a credit for historical periods in respect of the initial recognition of benefit from the lower rate of tax applied to profits on patented income under HMRC’s “patent box” regime following successful registration of patents during the year.

C. Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in Item 5.A. “Operating and Financial Review and Prospects—Operating Results” within this Transition Report and under the caption “Business” in our final prospectus filed with the Securities and Exchange Commission on October 22, 2020 pursuant to Rule 424(b) relating to our Registration Statement on Form F-1.

Research activities, which are the early stages of product development, are expensed as incurred up until products reach commercial feasibility. The benefit of UK research and development is recognized under the UK’s RDEC scheme and is netted against research and development expenses within the consolidated income statement.

Abcam engages in a number of development activities including the creation of new products and variations of existing products, the modification of existing products to meet new applications, and the development of new technology platforms from which to derive new products. Costs incurred on development activities are capitalized as Internally Developed Technology, within intangible assets, but only once commercial and technical feasibility is attained. Management regularly reviews these factors in order to determine that the costs meet the criteria for capitalization as intangible assets. A key judgement area in respect of the stage of development of Internally Developed Technology is whether a product’s future economic value justifies capitalization. Only direct costs associated with development activities are capitalized and these are primarily the attributable salary costs and consumables used in the manufacture process.

D. Trend Information

Other than as disclosed elsewhere in this Transition Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Application of Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. One critical accounting judgment was identified for the year ended June 30, 2019, which was as follows:

Impairment of our ERP System

We have been capitalizing costs associated with our new ERP system since 2016. After an extensive review of business requirements and the current functionality of Oracle Cloud software, as well as other best-in-class software providers, we made a decision to make changes to the approach and software. In addition, we also decided to extend the scope of the program to integrate improvements in these functional areas with front-end system enhancements to improve customer end-to-end experience through logistics and ultimately into manufacturing.

Taking this into account, we have conducted a review during the fiscal year ended June 30, 2019 of our historical expenditures incurred and, as part of the impairment review of assets under construction, two impairment indicators were identified including: (i) modules that are no longer being utilized or which would require considerable re-work; and (ii) the extended timeframe for certain modules resulting in potentially obsolete programming by the time the module goes live. Following the review and assessment of the impairment indicators identified, two modules were impaired in full.

Identifying which modules may be impacted was judgmental and technically complex compounded by identifying and, in particular, allocating the costs specifically related to each individual module in question. In this respect, we undertook an exercise to allocate historically incurred costs to each module. This exercise involved certain estimations and judgments to determine these allocations by apportioning those costs where there were allocations that were certain (for example, historical time records in respect of labor costs) to those where there was either less specific or no allocation to an individual module.

Application of Key Accounting Policies and Estimates

No critical accounting judgments were identified for the six months ended December 31, 2020, the six months ended December 31, 2019 and the year ended June 30, 2020. Despite this, other judgments exist that are considered to be key and in addition, two areas of estimation uncertainty have also been identified (although for the six months ended December 31, 2019, only one was identified in respect of slow moving or defective inventory). All of these areas of judgment and estimation uncertainty are listed as follows:

Capitalization of Intangible Assets

We capitalize internal software development costs, in particular internal staff costs, relating to the enhancement of our core IT systems architecture and developments. Judgment is required in applying the capitalization criteria of IAS 38, differentiating between enhancements and maintenance. Those costs which are not treated as capital but are directly attributable to our system and process improvement project are treated as adjusting items.

In establishing the principles on which costs are capitalized, consideration is given to the nature of work being performed, whether the costs and the activities are incremental and whether the associated deliverables meet the characteristics of an asset. Processes are in place to evaluate this and the same processes are used to confirm whether the expensed costs are related to the system and process improvement project so that classification as an adjusting item is appropriate.

We capitalize internal costs associated with IDT within intangible assets which are used to generate antibodies and kits. The point at which such internal costs are capitalized as well as their magnitude (whereby the amount capitalized comprises mainly attributable salary costs and consumables used in the manufacture process) is a key area of judgement and, in particular, whether a product’s future economic value justifies capitalization. Management reviews regularly these factors in order to determine that the costs meet the relevant criteria of IAS 38 for classification as an intangible asset.

Valuation of acquisition intangibles

During the six months ended December 31, 2020, we undertook a review of the performance of historical acquisitions. In respect of the assets acquired from Applied Stem Cell, we determined that the additional knowledge gained of the marketplace in which these assets operate caused us to revisit the initial valuation of the acquisition intangibles as permitted by IFRS 3 within the first 12 months of ownership. This has resulted in a reduction in the initial valuation of acquisition intangibles from that originally presented in the consolidated financial statements for the fiscal year ended June 30, 2020 with a corresponding increase in goodwill.

During the six months ended December 31, 2020, we did not undertake any acquisitions, however, the revisiting of the valuation of the assets acquired from Applied Stem Cell to account for this in line with IFRS 3 required the use of a number of assumptions and estimates in relation to the future cash flows associated with acquisition intangibles and the use of valuation techniques in order to arrive at the fair value of the intangible assets acquired. The assumptions applied were based on the best information available to management, and valuation techniques were supported by third party valuation experts.

Nevertheless, the actual performance of these assets may differ from the valuations derived through this exercise.

Provision for Slow-Moving or Defective Inventory

The provision for slow-moving inventory is based on our estimation of the future sales of each of our products over the period from the balance sheet date to the expiry date of the product. Estimated future sales are based on historical actual sales and a growth rate assumption, which is derived from the average annual growth over the product life to date.

If actual unit sales growth rates differ from those estimated by management, both the level of provision against existing inventory and the rates of provision applied to inventory in future periods would need to be revised.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Legal and Arbitration Proceedings

From time to time, we may be involved in various legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

PART III

Item 17.	Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18.	Financial Statements

On June 1, 2021, the Board of Directors of the Company approved a change of fiscal year end from June 30 to December 31. As a result, the Company is required to file this Transition Report for the six month transition period of July 1, 2020 to December 31, 2020. After filing the Transition Report, the Company’s next fiscal year end will be December 31, 2021.

The consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Transition Report.

Item 19.	Exhibits

			Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Articles of Association of the Registrant	F-1/A	333-249263	3.1	10/21/2020

2.1	Form of Deposit Agreement	F-1/A	333-249263	4.1	10/21/2020

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1/A	333-249263	4.2	10/21/2020

4.4†	Long-Term Incentive Plan	F-1/A	333-249263	10.1	10/21/2020

4.5†	AbShare	F-1/A	333-249263	10.2	10/21/2020

4.6†	Share Incentive Plan	F-1/A	333-249263	10.3	10/21/2020

4.7†	Annual Bonus Plan	F-1/A	333-249263	10.4	10/21/2020

4.8†	Company Share Option Plan 2009	F-1/A	333-249263	10.5	10/21/2020

4.9†	2005 and 2015 Share Option Scheme	F-1/A	333-249263	10.6	10/21/2020

4.10†	2015 Share Option Plan	F-1/A	333-249263	10.7	10/21/2020

4.11†	Abcam Plc Profitable Growth Incentive Plan	S-8	333-257893	99.1	07/14/2021

8.1	List of Subsidiaries of the Registrant	F-1/A	333-249263	21.1	10/21/2020

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*	*

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*	*

*	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

Date: August 31, 2021

ABCAM PLC

By:	/s/ Alan Hirzel
Name:	Alan Hirzel
Title:	Chief Executive Officer

Consolidated income statement

For the six months ended 31 December 2020 and 31 December 2019

	Note	Six months ended 31 December 2020 (Restated) £m	Six months ended 31 December 2019 £m
Revenue		147.5	138.2
Cost of sales		(42.9)	(41.9)

Gross profit		104.6	96.3
Selling, general and administrative expenses
Before exceptional items and amortization of acquisition intangibles		(68.1)	(56.1)
Exceptional items and amortization of acquisition intangibles		(4.9)	(4.6)
Research and development expenses
Before exceptional items and amortization of acquisition intangibles		(10.5)	(6.8)
Exceptional items and amortization of acquisition intangibles		(3.2)	(2.2)

Operating profit		17.9	26.6
Finance income		0.2	0.5
Finance costs		(1.9)	(1.1)

Profit before tax		16.2	26.0
Tax	5	(2.9)	0.1

Profit for the period		13.3	26.1

Earnings per share
Basic earnings per share	6	6.1p	12.7p
Diluted earnings per share	6	6.0p	12.6p

The accompanying accounting policies and notes form an integral part of these condensed consolidated financial statements.

Consolidated statement of comprehensive income

For the six months ended 31 December 2020 and 31 December 2019

	Note	Six months ended 31 December 2020 (Restated) £m	Six months ended 31 December 2019 £m
Profit for the period		13.3	26.1

Items that may be reclassified to the income statement in subsequent years
Movement on cash flow hedges		1.1	3.3
Exchange differences on translation of foreign operations		(17.5)	(7.9)
Movement in fair value of investments		(3.1)	0.2
Tax relating to components of other comprehensive income		0.6	(0.6)

Other comprehensive expense for the period		(18.9)	(5.0)

Total comprehensive (expense) / income for the period		(5.6)	21.1

The accompanying accounting policies and notes form an integral part of these condensed consolidated financial statements.

Consolidated balance sheet

As at 31 December 2020, 30 June 2020 and 31 December 2019

	Note	31 December 2020 (Restated) £m	30 June 2020 £m	31 December 2019 £m
Non-current assets
Goodwill		184.3	192.8	116.7
Intangible assets		154.5	154.4	108.9
Property, plant and equipment		48.5	43.3	41.0
Right of use assets		108.8	121.4	67.2
Investments	10	3.4	7.0	3.1
Deferred tax asset		15.6	13.7	8.1

		515.1	532.6	345.0

Current assets
Inventories		42.9	40.7	39.5
Trade and other receivables		47.3	44.4	33.9
Current tax receivable		3.8	6.4	12.0
Derivative financial instruments	10	0.3	—	2.1
Cash and cash equivalents		211.9	187.3	189.9

		306.2	278.8	277.4

Total assets		821.3	811.4	622.4

Current liabilities
Trade and other payables		(43.4)	(43.8)	(39.6)
Derivative financial instruments	10	(0.1)	(1.2)	(0.1)
Borrowings		—	(106.4)	(101.4)
Lease liabilities		(7.1)	(7.3)	(6.5)
Current tax liabilities		(1.4)	(0.9)	(1.1)

		(52.0)	(159.6)	(148.7)

Net current assets		254.2	119.2	128.7

Non-current liabilities
Deferred tax liability		(28.1)	(28.7)	(16.4)
Lease liabilities		(109.9)	(120.5)	(67.5)

		(138.0)	(149.2)	(83.9)

Total liabilities		(190.0)	(308.8)	(232.6)

Net assets		631.3	502.6	389.8

Equity
Share capital		0.5	0.4	0.4
Share premium account		265.1	138.2	27.8
Merger reserve		68.6	68.6	68.1
Own shares		(2.4)	(2.5)	(2.6)
Translation reserve		25.4	42.9	25.4
Hedging reserve		0.2	(0.7)	1.4
Retained earnings		273.9	255.7	269.3

Total equity attributable to the equity shareholders of the parent		631.3	502.6	389.8

The accompanying accounting policies and notes form an integral part of these condensed consolidated financial statements.

Consolidated statement of changes in equity

For the six months ended 31 December 2020 and 31 December 2019

(Restated)		Share capital	Share premium account	Merger reserve	Own shares	Translation reserve	Hedging reserve	Retained earnings	Total equity
		£m	£m	£m	£m	£m	£m	£m	£m
	Note
Balance as at 1 July 2020		0.4	138.2	68.6	(2.5)	42.9	(0.7)	255.7	502.6
Profit for the period		—	—	—	—	—	—	13.3	13.3
Other comprehensive (expense) / income		—	—	—	—	(17.5)	0.9	(2.3)	(18.9)

Total comprehensive (expense) / income		—	—	—	—	(17.5)	0.9	11.0	(5.6)
Issue of ordinary shares		0.1	126.9	—	0.1	—	—	(0.1)	127.0
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	7.4	7.4
Purchase of own shares		—	—	—	—	—	—	(0.1)	(0.1)

Balance as at 31 December 2020 (Restated)		0.5	265.1	68.6	(2.4)	25.4	0.2	273.9	631.3

Balance as at 30 June 2019, as previously reported		0.4	27.0	68.1	(2.8)	33.3	(1.3)	260.1	384.8
Implementation of IFRS 16		—	—	—	—	—	—	(2.2)	(2.2)

Balance as at 1 July 2019, as adjusted		0.4	27.0	68.1	(2.8)	33.3	(1.3)	257.9	382.6
Profit for the year		—	—	—	—	—	—	26.1	26.1
Other comprehensive (expense) / income		—	—	—	—	(7.9)	2.7	0.2	(5.0)

Total comprehensive income / (expense)		—	—	—	—	(7.9)	2.7	26.3	21.1
Issue of ordinary shares		—	0.8	—	0.2	—	—	(0.2)	0.8
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	3.1	3.1
Purchase of own shares		—	—	—	—	—	—	(0.1)	(0.1)
Equity dividends	9	—	—	—	—	—	—	(17.7)	(17.7)

Balance as at 31 December 2019		0.4	27.8	68.1	(2.6)	25.4	1.4	269.3	389.8

The accompanying accounting policies and notes form an integral part of these condensed consolidated financial statements.

Consolidated cash flow statement

For the six months ended 31 December 2020 and 31 December 2019

		Note	Six months ended 31 December 2020 (Restated) £m	Six months ended 31 December 2019 £m
Cash generated from operations		8	33.7	45.5
Net income taxes paid			0.2	(5.9)

Net cash inflow from operating activities			33.9	39.6

Investing activities
Interest received			0.2	0.5
Purchase of property, plant and equipment			(11.5)	(7.9)
Purchase of intangible assets			(13.6)	(9.2)
Transfer of cash from escrow in respect of future capital expenditure			0.4	0.1
Reimbursement of leasehold improvement costs			1.7	—
Purchase of investments			—	(2.2)
Net cash outflow arising from acquisitions			—	(0.1)

Net cash outflow from investing activities			(22.8)	(18.8)

Financing activities
Dividends paid		9	—	(17.7)
Principal element of lease obligations			(3.8)	(2.2)
Interest element of lease obligations			(0.5)	(0.4)
Interest paid			(0.6)	(0.2)
Proceeds on issue of shares, net of issue costs			127.0	0.8
Utilization of revolving credit facility	(i)		—	103.4
Repayment of revolving credit facility	(i)	10	(107.0)	—
Purchase of own shares			(0.1)	(0.1)

Net cash inflow from financing activities			15.0	83.6

Increase in cash and cash equivalents			26.1	104.4
Cash and cash equivalents at beginning of the period			187.3	87.1
Effect of foreign exchange rates on cash and cash equivalents			(1.5)	(1.6)

Cash and cash equivalents at end of the period	(ii)		211.9	189.9

(i)	During the six months ended 31 December 2019, drawings on the RCF comprised an initial amount of €120.0m (£103.4m) to fund the purchase of Expedeon.
(ii)

Within cash and cash equivalents is £1.3m (31 December 2019: £0.6m) of cash relating to employee contributions to the Group’s share scheme ‘AbShare’, which is reserved for the purpose of purchasing shares upon vesting.

The accompanying accounting policies and notes form an integral part of these condensed consolidated financial statements.

Notes to the condensed consolidated financial statements

For the six months ended 31 December 2020 and 31 December 2019

1. General information

Abcam plc (the Company) is a public limited company, incorporated and domiciled in the UK and is registered in England under the Companies Act 2006. Abcam’s ordinary shares are listed on the Alternative Investment Market (AIM) of the London Stock Exchange and its American Depositary Shares trade on the Nasdaq Global Market.

2) Basis of preparation and consolidation

a) Basis of preparation

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and specifically in accordance with IAS 34 ‘Interim Financial Reporting’ (IAS 34) as issued by the International Accounting Standards Board. The condensed consolidated financial statements have been presented in Sterling, the functional currency of the Company, and on the historical cost basis, except for the revaluation of certain financial instruments.

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities under its control. Control is achieved when the Company has power to control the financial and operating policies of an entity either directly or indirectly and the ability to use that power to affect the returns it receives from its involvement with the entity. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies in line with those used by the Group. All intra-group transactions, balances, equity, income and expenses are eliminated on consolidation.

Subsequent to the issue of the Group’s unaudited interim results for the six months ended 31 December 2020, management reviewed and identified errors in respect of certain accrued liabilities reflected on the Group’s balance sheet as at 31 December 2020. Accordingly, management has restated its consolidated financial statements as of and for the six months ended 31 December 2020. As a consequence, the results presented within this Transition Report on Form 20-F differ from those presented within the Form 6-K for the six months ended 31 December 2020 and furnished with the Securities and Exchange Commission (‘SEC’) on 8 March 2021. Accordingly, these results are presented as restated.

b) Accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are those as set out in the Group’s financial statements for the year ended 30 June 2020. In addition, tax on income in the interim period is calculated as described in note 5.

There have not been any new standards or interpretations adopted in the period which would have a material financial impact on the condensed consolidated interim financial statements.

c) Going concern

The Group meets its day-to-day working capital requirements from the cash surpluses generated as a result of normal trading. The directors have prepared the condensed consolidated interim financial statements on a going concern basis. In considering going concern, the directors have considered the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including the possible effects of COVID-19. These show that the Group should be able to operate within the limits of its available resources.

Accordingly, the directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future and a period of not less than twelve months from the date of this report. Accordingly, the going concern basis has been adopted in preparing the condensed consolidated interim financial statements.

Notes to the condensed consolidated financial statements

For the six months ended 31 December 2020 and 31 December 2019

3. Operating segments

Products and services from which reportable segments derive their revenues

The Directors consider that there is only one core business activity and there are no separately identifiable business segments which are engaged in providing individual products or services or a group of related products and services which are subject to separate risks and returns. The information reported to the Group’s Chief Executive Officer, who is considered the chief operating decision maker, for the purposes of resource allocation and assessment of performance is based wholly on the overall activities of the Group. The Group has therefore determined that it has only one reportable segment, which is ‘sales of antibodies and related products’. The Group’s revenue and assets for this one reportable segment can be determined by reference to the Group’s income statement and balance sheet.

Geographical information

Revenues are attributed to regions based primarily on customers’ location. The Group’s revenue from external customers is set out below:

		Revenue
		Six months ended 31 December 2020 (Restated)	Six months ended 31 December 2019
		£m	£m
The Americas		58.6	59.7
EMEA	*	40.2	34.9
China		27.4	23.8
Japan		9.9	9.4
Rest of Asia Pacific	*	11.4	10.4

		147.5	138.2

*

Revenues for the sub-region of Central Asia have been reclassified from EMEA to Rest of Asia for the six months ended 31 December 2020. This is to better align our data reporting to sales performance and geographical location. The value attributable to Central Asia for the six months ended 31 December 2020 is £0.6m (six months period ended 31 December 2019: £0.8m) and the comparatives presented have not been updated for this change.

Revenue by type is shown below:

	Six months ended 31 December 2020 (Restated) £m	Six months ended 31 December 2019 £m
Catalogue revenue	139.0	130.6
Custom products and services	2.7	3.3
IVD	2.6	1.4
Royalties and licenses	3.2	2.9

Custom products and licensing	8.5	7.6

Total reported revenue	147.5	138.2

The information reported to the Group’s Chief Executive Officer, who as described above is considered the chief operating decision maker, includes a number of measures which are considered non-IFRS financial information and a key measure is adjusted operating profit which comprises operating profit before exceptional items and amortization of acquisition intangibles.

Notes to the condensed consolidated financial statements

For the six months ended 31 December 2020 and 31 December 2019

3. Operating segments continued

The following table presents the reconciliation of this measure to profit for the period:

	Note	Six months ended 31 December 2020 (Restated) £m	Six months ended 31 December 2019 £m
Profit for the period		13.3	26.1
Tax		2.9	(0.1)
Finance income		(0.2)	(0.5)
Finance costs		1.9	1.1

Operating profit		17.9	26.6
Exceptional items and amortization of acquisition intangibles	7	8.1	6.8

		26.0	33.4

4. Exceptional items and amortization of acquisition intangibles

			Six months ended 31 December 2020 (Restated) £m	Six months ended 31 December 2019 £m
Included within selling, general and administrative expenses			(4.9)	(4.6)
Included within research and development costs			(3.2)	(2.2)

Affecting operating profit and profit before tax			(8.1)	(6.8)

Analyzed as:
System and process improvement costs	(i	)	(1.8)	(2.1)
Acquisition costs	(ii	)	—	(1.3)
Integration and reorganization costs	(iii	)	(1.9)	—
Amortization of acquisition intangibles	(iv	)	(4.4)	(3.4)

Affecting operating profit and profit before tax			(8.1)	(6.8)

Tax effect of adjusting items			1.8	1.2
Credit arising from patent box claims	(v	)	—	(4.7)

Affecting tax			1.8	5.9

Total			(6.3)	(0.9)

(i)	Comprises costs of the strategic ERP implementation which do not qualify for capitalization. Such costs are included within selling, general and administrative expenses.
(ii)

Comprises legal and other professional fees associated with the acquisition of Expedeon as well as agreed settlements of Expedeon employee incentive schemes. Such costs are included within selling, general and administrative expenses.

(iii)

Integration and reorganization costs relate partly to the integration of the acquired Expedeon business (comprising mainly retention and severance costs as well as employee backfill costs for those involved in the integration and consultancy costs) and reorganization costs in respect of alignment of the Group’s operational structure and geographical footprint to its strategic goals. Included within these costs are £0.6m of depreciation costs. Such costs are included within selling, general and administrative expenses.

(iv)

£3.2m (2019: £2.2m) of amortization of acquisition intangibles is included within research and development expenses, with the remaining £1.2m (2019: £1.2m) included within selling, general and administrative expenses.

(v)

Comprises a credit for historical periods in respect of the initial recognition of benefit from the lower rate of tax applied to profits on patented income under HMRC’s ‘patent box’ regime following successful registration of patents during the period

Notes to the condensed consolidated financial statements

For the six months ended 31 December 2020 and 31 December 2019

5. Tax

	Note	Six months ended 31 December 2020 (Restated) £m	Six months ended 31 December 2019 £m
Current tax		4.1	—
Deferred tax		(1.2)	(0.1)

Total income tax charge / (credit)		2.9	(0.1)

The UK corporation tax rate for the six months ended 31 December 2020 was 19.0% (six months ended 31 December 2019: 19.0%).

Effective tax rates represent management’s best estimate of the average effective tax rate on reported or adjusted profits for the full 18 month period ended 31 December 2021 and the full year ended 30 June 2020, with these rates being applied to the six month periods ended 31 December 2020 and 31 December 2019.

The estimated effective rate of tax on reported profits is approximately 17.9% (six months ended 31 December 2019: 9.8%), representing management’s best estimate of the average effective tax rate on profits expected for the full period / year. The effective rate on reported profits of (0.4%) for the six months ended 31 December 2019 is low due mainly to a £4.7 million one off credit for historical periods in respect of the initial recognition of benefit from the lower rate of tax applied to profits on patented income under HMRC’s ‘patent box’ regime following successful registration of patents during the period.

6. Earnings per share

The calculations of earnings per ordinary share (EPS) are based on profit after tax and the weighted number of shares in issue during the period.

	Six months ended 31 December 2020 (Restated) £m	Six months ended 31 December 2019 £m
Earnings
Profit for the period	13.3	26.1

	Million	Million
Number of shares Weighted average number of ordinary shares in issue	220.0	205.8
Less ordinary shares held by Equiniti Share Plan Trustees Limited	(0.4)	(0.5)

Weighted average number of ordinary shares for the purposes of basic EPS	219.6	205.3
Effect of potentially dilutive ordinary shares—share options and awards	2.4	1.9

Weighted average number of ordinary shares for the purposes of diluted EPS	222.0	207.2

Basic EPS is calculated by dividing the profit after tax by the weighted average number of shares outstanding during the period. Diluted EPS is calculated on the same basis as basic EPS but with a further adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the period.

Notes to the condensed consolidated financial statements

For the six months ended 31 December 2020 and 31 December 2019

6. Earnings per share continued

	Six months ended 31 December 2020 (Restated)	Six months ended 31 December 2019
Basic EPS	6.1p	12.7p
Diluted EPS	6.0p	12.6p

7. Share capital and reserves

Share capital

Six months ended 31 December 2020: On 26 October 2020, the Group closed its offering of an aggregate of 10,287,000 American Depositary Shares (“ADSs”) representing 10,287,000 ordinary shares at a price of $17.50 per ADS, following the Group’s secondary listing on Nasdaq. The net proceeds from this offering, net of issue costs of £2.1m, were £126.5m. In addition, £0.5m of proceeds from the issuance of share options and awards to employees were received during the period.

Six months ended 31 December 2019: Share capital issued comprised the exercise of share options and the issue of shares to the Equiniti Share Plan Trustees Limited.

8. Note to the cash flow statement

	Six months ended 31 December 2020 (Restated) £m	Six months ended 31 December 2019 £m
Operating profit	17.9	26.6
Adjustments for:
Depreciation of property, plant and equipment	4.3	3.4
Depreciation of right of use assets	3.8	3.0
Amortization of intangible assets	7.9	6.8
Impairment of intangible assets	0.2	—
Derivative financial instruments at fair value through profit or loss	(0.4)	(0.7)
Research and development expenditure credit	(0.7)	(0.9)
Share-based payments charge	7.3	5.0
Unrealized currency translation gains	1.0	(1.9)

Operating cash flows before movements in working capital	41.3	41.3
Increase in inventories	(3.5)	(4.6)
Increase in receivables	(7.7)	7.1
Increase in payables	3.6	1.7

Cash generated from operations	33.7	45.5

Notes to the condensed consolidated financial statements

For the six months ended 31 December 2020 and 31 December 2019

9. Dividends

	Six months ended 31 December 2020 (Restated)	Six months ended 31 December 2019
	£m	£m
Amounts recognized as distributions to the equity shareholders in the period:
Final dividend for the year ended 30 June 2019 of 8.58 pence per share	—	17.7

10. Financial instruments and risk management

The Group’s activities expose it to a variety of financial risks that include currency risk, interest rate risk, credit risk and liquidity risk.

The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; accordingly, they should be read in conjunction with the Group’s financial statements for the year ended 30 June 2020. There have been no changes to the risk management policies since the year ended 30 June 2020.

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable market inputs).

The following table presents the Group’s assets and liabilities carried at fair value by valuation method.

31 December 2020 (Restated)	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	0.3	—	0.3
Investment	1.2	—	1.9	3.1

	1.2	0.3	1.9	3.4

Liabilities
Derivative financial instruments	—	(0.1)	—	(0.1)

	—	(0.1)	—	(0.1)

31 December 2019	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	—	—	—
Investment	4.8	—	1.9	6.7

	4.8	—	1.9	6.7

Liabilities
Derivative financial instruments	—	(1.2)	—	(1.2)

	—	(1.2)	—	(1.2)

Notes to the condensed consolidated financial statements

For the six months ended 31 December 2020 and 31 December 2019

10. Financial instruments and risk management continued

There were no transfers between levels during the period.

The Group’s Level 2 financial instruments consist of forward foreign exchange contracts fair valued using forward exchange rates that are quoted in an active market.

Level 3 investments comprise non-listed equity securities in respect of a 13% stake in Brickbio, Inc. The fair value is determined to be equal to the carrying amount of the investment and is reviewed periodically based on information available about the performance of the underlying business.

The Group continues to generate significant amounts of US Dollars, Euros, Japanese Yen and Chinese Renminbi in excess of payments in these currencies and has hedging arrangements in place to reduce its exposure to currency fluctuations.

The Group’s open forward currency contracts and their maturity profile as at the period end are as follows:

Maturing in	US Dollars		Euros		Japanese Yen		Chinese Renminbi
	Sell $m	Average rate	Sell €m	Average rate	Sell ¥m	Average rate	Sell ¥m	Average rate
Period ending 30 June 2021	1.0	1.30	9.2	1.11	520.0	136.5	28.0	9.0
Year ending 30 June 2022	0.2	1.30	4.3	1.10	204.0	137.3	12.0	9.0

Borrowings

On 23 November 2020, the Group repaid in full the sum of £107.0m which was drawn under its Revolving Credit Facility (RCF).

11. Capital commitments

As at 31 December 2020, the Group had capital commitments of £8.9m (31 December 2019: £1.7m) relating to the acquisition of property, plant and equipment and intangible assets.

12. Post balance sheet event

On 7 January 2021, the Company received approval from all syndicate banks for a two-year extension to its Revolving Credit Facility (RCF) following the exercise of an extension option on 17 December 2020. This extends the expiry of the facility to 31 January 2024. All other terms of the facility remain unchanged.

On 2 August 2021, the Company announced that it had entered into a definitive agreement to acquire BioVision, Inc., a wholly owned subsidiary of Boai NKY Medical Holdings Ltd for cash consideration of $340 million. The acquisition is subject to review and approval of the Shenzhen Stock Exchange and to a vote by the shareholders of Boai NKY Medical Holdings Ltd. If approved, the acquisition is expected to close before the end of the 2021 calendar year.

Notes to the condensed consolidated financial statements

For the six months ended 31 December 2020 and 31 December 2019

13. Restatement of results

Subsequent to the issue of the Group’s unaudited interim results for the six months ended 31 December 2020, management reviewed and identified errors in respect of certain accrued liabilities reflected on the Group’s balance sheet as at 31 December 2020. Accordingly, management has restated its consolidated financial statements as of and for the six months ended 31 December 2020. As a consequence, the results presented within this Transition Report on Form 20-F differ from those presented within the Form 6-K for the six months ended 31 December 2020 and furnished with the Securities and Exchange Commission (‘SEC’) on 8 March 2021. Accordingly, these results are presented as restated. See note 13 to the condensed consolidated financial statements included elsewhere within this Form 20-F for a summary of the impact of the restatement of results.

The following tables summarize the impact on the Group’s consolidated financial statements:

Consolidated income statement

	As previously reported £m	Adjustment £m	As restated £m
Selling, general and administrative expenses
Before exceptional items and amortization of acquisition intangibles	(70.5)	2.4	(68.1)

Operating profit	15.5	2.4	17.9

Profit before tax	13.8	2.4	16.2

Tax	(2.1)	(0.8)	(2.9)

Profit for the period	11.7	1.6	13.3

Earnings per share
Basic earnings per share	5.3p	0.8p	6.1p
Diluted earnings per share	5.3p	0.7p	6.0p

Consolidated statement of comprehensive income

	As previously reported £m	Adjustment £m	As restated £m
Profit for the period	11.7	1.6	13.3

Total comprehensive (expense)/income for the period	(7.2)	1.6	(5.6)

Consolidated balance sheet

	As previously reported £m	Adjustment £m	As restated £m
Non-current assets
Property, plant and equipment	48.7	(0.2)	48.5

	515.3	(0.2)	515.1

Current assets
Inventories	43.4	(0.5)	42.9
Current tax receivable	4.6	(0.8)	3.8

	307.5	(1.3)	306.2

Total assets	822.8	(1.5)	821.3

Current liabilities
Trade and other payables	(46.5)	3.1	(43.4)

	(55.1)	3.1	(52.0)

Notes to the condensed consolidated financial statements

For the six months ended 31 December 2020 and 31 December 2019

13. Restatement of results—(Continued)

Consolidated balance sheet

	As previously reported £m	Adjustment £m	As restated £m
Net current assets	252.4	1.8	254.2

Total liabilities	(193.1)	3.1	(190.0)

Net assets	629.7	1.6	631.3

Equity
Retained earnings	272.3	1.6	273.9

	629.7	1.6	631.3

Consolidated income statement

For the years ended 30 June 2020 and 2019

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Revenue	5	260.0	259.9
Cost of sales		(79.8)	(76.7)

Gross profit		180.2	183.2
Selling, general and administrative expenses
Before exceptional items and amortization of acquisition intangibles		(118.3)	(88.9)
Exceptional items and amortization of acquisition intangibles	7	(13.1)	(23.2)
Research and development expenses
Before exceptional items and amortization of acquisition intangibles		(17.4)	(10.7)
Exceptional items and amortization of acquisition intangibles	7	(20.9)	(4.3)

Operating profit	6	10.5	56.1
Finance income	9	0.7	0.6
Finance costs	9	(2.8)	(0.3)

Profit before tax		8.4	56.4
Tax	10	4.1	(11.4)

Profit for the year		12.5	45.0

Earnings per share
Basic earnings per share	11	6.0p	22.0p
Diluted earnings per share	11	6.0p	21.8p

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

For the years ended 30 June 2020 and 2019

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Profit for the year		12.5	45.0

Items that may be reclassified to the income statement in subsequent years
Movement on cash flow hedges	26	0.7	(1.7)
Exchange differences on translation of foreign operations		9.6	7.0
Movement in fair value of investments		4.0	(0.1)
Tax relating to components of other comprehensive income		(1.5)	0.3

Other comprehensive income for the year		12.8	5.5

Total comprehensive income for the year		25.3	50.5

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated balance sheet

As at 30 June 2020 and 2019

	Note	30 June 2020 £m	30 June 2019 £m
Non-current assets
Goodwill	12	192.8	120.9
Intangible assets	13	154.4	106.7
Property, plant and equipment	14	43.3	37.1
Right of use assets	15	121.4	—
Investments	16	7.0	0.8
Deferred tax asset	17	13.7	9.4

		532.6	274.9

Current assets
Inventories	18	40.7	36.0
Trade and other receivables	19	44.4	43.1
Current tax receivable		6.4	5.4
Derivative financial instruments	20	—	0.2
Cash and cash equivalents		187.3	87.1

		278.8	171.8

Total assets		811.4	446.7

Current liabilities
Trade and other payables	21	(43.8)	(41.8)
Derivative financial instruments	20	(1.2)	(2.0)
Lease liabilities	15	(7.3)	—
Borrowings	22	(106.4)	—
Current tax liabilities		(0.9)	(1.5)

		(159.6)	(45.3)

Net current assets		119.2	126.5

Non-current liabilities
Deferred tax liability	17	(28.7)	(16.5)
Lease liabilities	15	(120.5)	—
Derivative financial instruments	20	—	(0.1)

		(149.2)	(16.6)

Total liabilities		(308.8)	(61.9)

Net assets		502.6	384.8

Equity
Share capital	23	0.4	0.4
Share premium account		138.2	27.0
Merger reserve	23	68.6	68.1
Own shares	23	(2.5)	(2.8)
Translation reserve	23	42.9	33.3
Hedging reserve	23	(0.7)	(1.3)
Retained earnings		255.7	260.1

Total equity attributable to the equity shareholders of the parent		502.6	384.8

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the years ended 30 June 2020 and 2019

		Share capital	Share premium account	Merger reserve	Own shares	Translation reserve	Hedging reserve	Retained earnings	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2018		0.4	25.6	68.1	(3.2)	26.3	0.1	234.4	351.7
Profit for the year		—	—	—	—	—	—	45.0	45.0
Other comprehensive income		—	—	—	—	7.0	(1.4)	(0.1)	5.5

Total comprehensive income		—	—	—	—	7.0	(1.4)	44.9	50.5
Issue of ordinary shares		—	1.4	—	0.4	—	—	(0.4)	1.4
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	6.3	6.3
Purchase of own shares		—	—	—	—	—	—	(0.2)	(0.2)
Equity dividends	24	—	—	—	—	—	—	(24.9)	(24.9)

Balance as at 30 June 2019, as previously reported		0.4	27.0	68.1	(2.8)	33.3	(1.3)	260.1	384.8
Implementation of IFRS 16		—	—	—	—	—	—	(1.5)	(1.5)

Balance as at 30 June 2019, as adjusted		0.4	27.0	68.1	(2.8)	33.3	(1.3)	258.6	383.3
Profit for the year		—	—	—	—	—	—	12.5	12.5
Other comprehensive income		—	—	—	—	9.6	0.6	2.6	12.8

Total comprehensive income		—	—	—	—	9.6	0.6	15.1	25.3
Issue of ordinary shares		—	111.2	0.5	0.3	—	—	(0.3)	111.7
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	7.4	7.4
Purchase of own shares		—	—	—	—	—	—	(0.1)	(0.1)
Equity dividends	24	—	—	—	—	—	—	(25.0)	(25.0)

Balance as at 30 June 2020		0.4	138.2	68.6	(2.5)	42.9	(0.7)	255.7	502.6

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated cash flow statement

For the years ended 30 June 2020 and 2019

		Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Cash generated from operations		25	65.4	83.7
Net income taxes paid			(2.4)	(13.5)

Net cash inflow from operating activities			63.0	70.2

Investing activities
Interest received			0.7	0.6
Purchase of property, plant and equipment			(12.7)	(17.7)
Purchase of intangible assets			(23.0)	(22.7)
Transfer of cash (to) / from escrow in respect of future capital expenditure			(0.6)	4.5
Purchase of investments			(2.2)	—
Net cash outflow arising from acquisitions		29	(110.3)	(14.6)

Net cash outflow from investing activities			(148.1)	(49.9)

Financing activities
Dividends paid		24	(25.0)	(24.9)
Principal element of lease obligations			(6.8)	—
Interest element of lease obligations			(0.9)	—
Interest paid			(0.8)	(0.1)
Proceeds on issue of shares			111.2	1.4
Facility arrangement fees			—	(0.9)
Utilization of revolving credit facility	(i)	22	127.0	—
Repayment of revolving credit facility	(i)	22	(20.0)	—
Purchase of own shares			(0.1)	(0.2)

Net cash inflow/(outflow) from financing activities			184.6	(24.7)

Increase/(decrease) in cash and cash equivalents			99.5	(4.4)
Cash and cash equivalents at beginning of year			87.1	90.2
Effect of foreign exchange rates on cash and cash equivalents			0.7	1.3

Cash and cash equivalents at end of year	(ii)		187.3	87.1

(i)

During the year, drawings on the RCF comprised an initial amount of €120.0m (£103.4m) to fund the purchase of Expedeon (as set out in note 29). In February 2020, a partial repayment amounting to £20.0m was made and the remaining borrowings redenominated into Sterling, leaving an outstanding balance of £82.0m. In March 2020, a subsequent drawing of £25.0m was made in order to provide operational flexibility in light of the COVID-19 pandemic bringing amounts drawn to £107.0m. The maximum amount drawn under the RCF during the year was £107.0m.

(ii)	Within cash and cash equivalents is £0.8m of cash relating to employee contributions to the Group’s share scheme ‘AbShare’, which is reserved for the purpose of purchasing shares upon vesting.

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

For the years ended 30 June 2020 and 2019

1. Presentation of the financial statements

a) General information

Abcam plc (the Company) is a public limited company, incorporated and domiciled in the UK and is registered in England under the Companies Act 2006. Abcam’s ordinary shares are listed on the Alternative Investment Market (AIM) of the London Stock Exchange and its American Depositary Shares trade on the Nasdaq Global Market.

b) Basis of preparation and consolidation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements have been presented in Sterling, the functional currency of the Company, and on the historical cost basis, except for the revaluation of certain financial instruments.

The consolidated financial statements incorporate the financial statements of the Company and entities under its control. Control is achieved when the Company has power to control the financial and operating policies of an entity either directly or indirectly and the ability to use that power to affect the returns it receives from its involvement with the entity.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies in line with those used by the Group. All intra-group transactions, balances, equity, income and expenses are eliminated on consolidation.

These consolidated financial statements were authorised by the Board of Directors on 16 September 2020.

c) Going concern

The Group meets its day-to-day working capital requirements from the cash surpluses generated as a result of normal trading. In considering going concern, the Directors have reviewed the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including the effects of COVID-19. These show that the Group should be able to operate within the limits of its available resources.

Accordingly, the Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future and at least one year from the date of approval of the financial statements. For this reason, they continue to adopt the going concern basis in preparing its consolidated financial statements.

2. New accounting standards, amendments and interpretations

IFRS 16 ‘Leases’

IFRS 16 supersedes IAS 17 ‘Leases’. The most significant changes are in relation to lessee accounting. Under IFRS 16 the lessee recognises a right-of-use asset and a lease liability for all leases currently accounted for as operating leases, with the exception of leases for a short period (less than 12 months) where recognition exemption applies or where the underlying asset value is low.

Right-of-use assets are measured at cost, less any accumulated depreciation and lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased assets at the end of the lease term, the recognised right-of-use assets are depreciated over the shorter of their estimated useful lives or lease term. Right-of-use assets are also subject to impairment testing.

At the commencement of a lease, the Group recognises lease liabilities at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at either the transition date or lease commencement date, if later, if the interest rate implicit in the lease is not readily determinable. After the transition or commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced by payments made. The carrying amount of lease liabilities is remeasured if there is a modification or a change to the lease.

Before the adoption of IFRS 16, the Group classified its leases at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Historically, all of the Group’s leases have been classified as operating leases whereby the leased asset was not capitalized, and the lease payments were recognised as rent expense in the income statement on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Prepayments and Trade and other payables, respectively. The Group has taken advantage of the practical expedient not to perform reassessments of whether a contract is, or contains, a lease.

The Group has taken advantage of the modified retrospective transition method whereby on transition, a lease liability is recognised as the present value of future payments and an asset is recognised as the present value of the total lease payments at the lease inception and then depreciated on a straight-line basis from the transition date or lease commencement date if later. The income statement and balance sheet for prior periods have not been restated. A transition adjustment of £1.5m is generated due to the difference between the value of the asset and liability.

The Group’s income statement is impacted by the change in accounting standard as the fixed rental expense is replaced by a depreciation charge and an interest expense.

For the year ended 30 June 2020 theses changes increased operating profit by £2.4m comprising an increase in depreciation of £6.7m offset by the reduction in rent expense of £9.1m relating to the previous treatment as operating leases. Finance costs increased by £1.5m relating to the additional lease liabilities recognised, resulting in an overall increase in profit before tax of £0.9m.

Based on its current lease portfolio, the long-term impact to the Group’s reported profit after tax is expected to be immaterial with a net decrease in the initial years after transition which will reverse in later years as the leases in existence at transition come closer to ending.

On transition the weighted average incremental borrowing rate was 1.6%, which in turn takes advantage of the practical expedient on transition to apply a single discount rate to groups of leases with similar risk profiles. As such a single discount rate has been applied to leases in each country in which the Group operates.

The Group has no material lessor arrangements but does sublet space in multiple locations. Subleases are recognised by a reduction in the right of use asset and recognition of a lease receivable.

The impact of transitioning to IFRS 16 on the 1 July 2019 to each balance sheet line item is as follows:

	30 June 2019 as previously reported £m	IFRS 16 adjustments £m	1 July 2019 as adjusted £m
Right of use assets	—	70.8	70.8
Trade and other receivables	43.1	0.3	43.4
Current lease liabilities	—	(6.5)	(6.5)
Trade and other payables	(41.8)	3.6	(38.2)
Non-current lease liabilities	—	(69.7)	(69.7)

Retained earnings	260.1	(1.5)	258.6

Total attributable to equity shareholders of the parent	384.8	(1.5)	383.3

3. Principal accounting policies

Revenue and income recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services, net of discounts, VAT and other sales-related taxes.

Revenue from sales of goods, including revenue generated from products sold from the Group’s catalogue and IVD and which represents the significant majority of the Group’s revenue, is recognized upon delivery to the customer or the point at which the customer takes control of the goods if this is sooner.

Custom product and service revenue, which can be the provision of a service or the development of products for customers, is recognised at the point at which a milestone, as defined in the contract, has been completed. Each milestone is typically aligned to a customer deliverable, for example, the amount of services provided, a deliverable arising from the services or the number of products successfully developed and provided to customers, and accordingly is considered to be a performance obligation. Every milestone has a defined transaction price. If it is identified that the costs will be in excess of the contract revenue, the expected loss is recognised as an expense immediately.

Licence fee income is recognized upon delivery of the licensed technology where the Group’s continued performance or future research and development services are not required. Royalty revenue is recognised on an accruals basis based on the contractual terms and the substance of the agreements with the counterparty, provided that the amount can be reliably measured and it is probable that the economic benefit will flow to the Group.

Leasing

Accounting policy applied until 30 June 2019

To the extent that the terms of a lease transferred substantially all the risks and rewards of ownership to the lessee, leases were classified as finance leases. All other leases were classified as operating leases.

Rentals payable under operating leases were charged to the income statement on a straight-line basis over the fixed term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease were also spread on a straight-line basis over the lease term.

Accounting policy applied from 1 July 2019 (IFRS 16)

Leased assets are capitalized on inception of the lease as right of use assets. A corresponding lease liability, representing the present value of the lease payments is also recognized and split between current and non-current liabilities accordingly.

The lease liability includes; fixed payments, variable lease payments dependent on an index or rate (initially measured using the index or rate on the lease commencement date) and in substance fixed payments. The variable aspect of variable payments are recognized when the rate or index takes effect resulting in an adjustment to the liability and right of use asset. Currently the Group’s lease portfolio does not contain variable or in substance lease payments.

The discounted lease liability is calculated where possible using the interest rate implicit in the lease or where this is not attainable the incremental borrowing rate is utilized. The incremental borrowing rate is the rate the Group would have to pay to borrow the funds necessary to obtain a similar asset under similar conditions. The Group calculates the incremental borrowing rate using risk free rate of the country where the asset is held, adjusted for length of the lease and a risk premium.

Lease payments are allocated against the principal and finance cost. Finance costs, representing the unwinding of the discount on the lease liability are charged to the income statement to produce a constant periodic rate of interest on the remaining liability.

Right of use assets are measured at cost including; the discounted initial lease liability, lease payments made at or before the commencement date, any initial direct costs reduced any lease incentives received.

Right of use assets are depreciated over the shorter of the non-cancellable lease period and any extension options that are considered reasonably certain to be taken or the useful life of the asset. The Group’s current leases run from 1-18 years.

Modifications to lease agreements result in remeasurement of the lease liability and right of use asset.

Short term leases, defined as less than one year, and also of low value are recognised on a straight-line basis in the income statement.

There are no material lease agreements where the Group acts as a lessor.

Contracts may contain both lease and non-lease components. The Group allocates the contract consideration based on the relative stand alone selling prices or if this is not readily determinable based on the best estimates of the stand alone selling prices.

Foreign currencies

Foreign currency transactions are booked at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are retranslated at the rates of exchange ruling at the balance sheet date. Exchange differences arising on settlement or retranslation of monetary assets and liabilities are included in the income statement.

The results of overseas subsidiaries are translated into Sterling using the average exchange rates during the year. Assets and liabilities are translated at the rates ruling at the balance sheet date. Goodwill arising on the acquisition of a foreign operation is treated as an asset of that foreign operation and as such is translated at the relevant foreign exchange rate at the balance sheet date. Exchange differences arising on this translation are recognised in the translation reserve.

Other exchange differences are recognised in the income statement in the period in which they arise except for where items are designated as hedging instruments or where there is a net investment hedge.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. The Group has no further obligations once the contributions have been paid.

Taxation

Current tax payable is based on taxable profit for the year using tax rates that have been enacted or substantively enacted by the balance sheet date. Taxable profit differs from net profit as reported in the income statement because it excludes certain items of income or expense that are taxable or deductible in other years and further excludes items that are never taxable or deductible. Where the current tax deduction in respect of share option exercises exceeds the share option accounting charge for the period, the excess is recorded in equity rather than the income statement.

The benefit of UK research and development is recognised under the UK’s Research and Development Expenditure Credit (“RDEC”) scheme. The benefit is recorded as income included in profit before tax, netted against research and development expenses, as the RDEC is of the nature of a government grant.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group’s liability for deferred tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except where it relates to items charged or credited directly to other comprehensive income or reserves, in which case the deferred tax is also dealt with in other comprehensive income or reserves respectively.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, they relate to income taxes levied by the same taxation authority and the Group intends to settle on a net basis.

Business combinations

Business combinations are accounted for using the acquisition method. On the acquisition of a business, fair values are attributed to the identifiable assets, liabilities and contingent liabilities unless the fair value cannot be reliably measured in which case the value is subsumed into goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognised to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the amounts recognised as of that date. The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year.

Acquisition-related costs are expensed to the consolidated income statement in the period they are incurred.

Goodwill

Goodwill represents the excess of the fair value of the consideration over the fair value of the net assets acquired. Where the fair value of the consideration is less than the fair value of the acquired net assets, the deficit is recognized immediately in the income statement as a bargain purchase.

Goodwill is not amortised, but is subject to an impairment review at least annually and is carried at cost less accumulated impairment losses. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

For the purpose of impairment testing, goodwill is allocated to cash generating units (CGUs). The CGUs to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the carrying value may not be recoverable.

Intangible assets

Acquisition intangibles:

Acquisition intangibles comprise licence fees, customer relationships and distribution rights, patents, technology and know-how and trade names. These are capitalized at cost and amortised on a straight-line basis over their estimated useful lives. The principal expected useful lives are as follows:

Licence fees	Term of licence
Customer relationships and distribution rights	2 to 10 years
Patents, technology and know-how	5 to 15 years
Trade names	8 to 11 years

Patents, technology and know-how assets are only amortised once the development is complete and being utilized for their intended purpose; until this point the assets are deemed to be in progress.

Other intangibles:

These comprise software and expenditure on capitalized internally developed technology. Internally developed technology costs are recognised as an asset if and only if they meet the recognition criteria set out in IAS 38 Intangible Assets which are that

•	the project must be technically feasible;

•	there must be the intention to complete the project and adequate resources to be able to do so;

•	the ability to use or sell the asset or product is secure; and

•	the future economic benefits must exceed the costs

Intangible assets under construction are not amortised.

The principal expected useful lives are as follows:

Software	3 to 5 years
Internally developed technology	3 to 16 years

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and, where appropriate, provision for impairment in value. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is charged so as to write off the cost of assets over their estimated useful lives, using the straight-line method, as follows:

Laboratory equipment	2 to 5 years
Cell Line assets	10 years
Office fixtures, fittings and other equipment	2 to 5 years
Leasehold improvements	Term of lease

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement. Residual values of assets and their useful lives are assessed on an ongoing basis and adjusted, if appropriate, at each balance sheet date. Assets under the course of construction are not depreciated.

Impairment of property, plant and equipment and intangible assets excluding goodwill

A review is undertaken upon the occurrence of events or circumstances which indicate that the carrying amount may not be recoverable.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Inventories

Inventories and work in progress are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and an attributable portion of production overheads that have been incurred in bringing the inventories to their present location and condition. The valuation methodology is on a first in first out basis and net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Provision is made for obsolete, slow-moving or defective items where appropriate.

Financial assets

Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument. The Group’s financial assets comprise cash and cash equivalents, receivables which involve a contractual right to receive cash from external parties, and investments.

Investments

Investments in shares are held at fair market value, with any revaluation gain or loss recorded through other comprehensive income.

Trade and other receivables

Trade receivables (excluding derivative financial assets) are recognised at cost less allowances for the expected credit loss to align their cost to fair value. The provision is based on the Group’s expected credit loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities

Financial liabilities are those which involve a contractual obligation to deliver cash to external parties at a future date.

Trade and other payables

Trade payables (excluding derivative financial liabilities) are non-interest bearing and are stated at cost which equates to their fair value.

Equity instruments

Equity instruments issued by the Group are recorded as the proceeds received, net of direct issue costs.

Derivative financial instruments

The Group uses forward contracts to manage the exposure to fluctuating foreign exchange rates in relation to forecast future transactions.

Derivatives are initially recognised at fair value at the date a contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in the income statement immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the income statement depends on the nature of the hedge relationship.

Hedge accounting

At the inception of a hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, its effectiveness along with its risk management objectives, and its strategy for undertaking various hedge transactions. The effectiveness is repeated on an ongoing basis during the life of the instrument to ensure that the instrument remains effective.

Cash flow hedges

The Group designates certain derivatives as cash flow hedges of highly probable forecast foreign currency transactions.

The effective portion of changes in the fair value of derivatives which are designated and qualify as cash flow hedges is deferred in other comprehensive income. Gains or losses relating to the ineffective portion are recognised immediately in the income statement.

Amounts deferred in other comprehensive income are recycled to the income statement in the periods when the hedged item is recognised in the income statement.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or it no longer qualifies for hedge accounting. Any cumulative gain or loss in other comprehensive income at that time remains in other comprehensive income and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss in other comprehensive income is recognised immediately in the income statement.

Share-based payments

Equity settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant and is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of shares that will eventually vest.

Share-based payments where vesting is by reference to external performance criteria (such as growth in an external index) are measured using the Monte Carlo simulation. Those which are subject only to internal performance criteria or service conditions are measured using the Black-Scholes model.

For all schemes, the number of options expected to vest is recalculated at each balance sheet date based on expectations of leavers prior to vesting. The number of options expected to vest for schemes with internal performance criteria is also adjusted based on expectations of performance against targets. No adjustments are made for expected performance against external or ‘market-based’ targets. Charges made to the income statement in respect of equity settled share-based payments are credited to equity.

For cash settled share-based payments, the Group recognises a liability for the services acquired, measured initially at the fair value of the liability. This liability is remeasured at each balance sheet date and at the date of settlement, with any changes in fair value recognised in the income statement.

Own shares

No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of the Group’s own shares. Any difference between the carrying amount and the consideration is recognised in equity.

4. Critical accounting judgements and sources of estimation uncertainty

The preparation of financial statements requires management to make judgements, estimates and assumptions about the application of its accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Actual amounts and results may differ from those estimates.

Judgements and estimates are evaluated regularly and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Any revisions to accounting estimates are recognised in the period in which the estimate is revised.

Only one critical accounting judgement has been identified but other judgements exist which are considered to be key.

a) Critical accounting judgements

Valuation of intangible assets

2020: No critical accounting judgements have been identified

2019: The Group has been capitalising costs associated with the new ERP system since 2016 as outlined in the key accounting judgements below. After an extensive review of business requirements and the functionality of Oracle Cloud software as well as other best in class software providers, a decision was taken to make some changes to the approach and software used to address these areas. The opportunity was also taken to extend the scope of the programme to integrate improvements in these functional areas with front-end system enhancements to improve customers’ end-to-end experience through logistics and ultimately into manufacturing.

Taking this into account, a review was undertaken of historical expenditure incurred to date and as part of the impairment review of assets under construction, two impairment indicators were identified: the first being modules that are no longer being utilized or which would require considerable re-work; and the second is the extended timeframe for certain modules resulting in potentially obsolete programming by the time the module goes live. Following the review and the assessment of the impairment indicators identified, two modules were impaired in full.

Identifying which modules may be impacted was judgemental and technically complex compounded by identifying and in particular, allocating the costs specifically related to each individual module in question. In this respect, an exercise to allocate historically incurred costs to each module was undertaken. This involved certain estimations and judgments to determine these allocations by apportioning those costs where there were allocations which were certain (for example, historical time records in respect of labor costs) to those where there was either less specific or no allocation to an individual module.

b) Key accounting judgements

Capitalisation of intangible assets

The Group capitalises internal software development costs, in particular internal staff costs, relating to the enhancement of the Group’s core IT systems architecture and developments. Judgement is required in applying the capitalisation criteria of IAS 38, differentiating between enhancements and maintenance.

In establishing the principles on which costs are capitalized, consideration is given to the nature of work being performed, whether the costs and the activities are incremental and whether the associated deliverables meet the characteristics of an asset. Processes are in place to evaluate this and the same processes are used to confirm whether the expensed costs are related to the system and process improvement project so that classification as an adjusting item is appropriate.

The Group capitalises internal costs associated with internally developed technology as intangible assets as described further in notes 3 and 13. This requires judgement to determine that the characteristics of such assets meet the relevant criteria of IAS 38 for classification as an intangible asset.

Internally developed technology capitalized

Internal costs are capitalized as internally developed technology within intangible assets which are used to generate antibodies and kits. The point at which such internal costs are capitalized as well as their magnitude (whereby the amount capitalized comprises mainly of attributable salary costs and consumables used in the manufacture process) is a key area of judgement. A key area in respect of the stage of development of internally developed technology is subject to judgement as to when a product’s future economic value justifies capitalisation. Management reviews regularly these factors in order to determine that the costs meet the criteria for capitalisation as intangible assets.

c) Key sources of estimation uncertainty

Valuation of acquisition intangible assets

During the year the Group has made a number of acquisitions. (See note 29 for further details). Accounting for these in line with IFRS 3 (Business Combinations) requires the use of a number of assumptions and estimates in relation to the future cash flows associated with acquisition intangibles and the use of valuation techniques in order to arrive at the fair value of the intangible assets acquired. The assumptions applied were based on the best information available to management and valuation techniques were supported by third party valuation experts.

Nevertheless, the actual performance of these assets may differ from the valuations derived through this exercise.

In 2020, an assessment of the acquisition intangible in respect of In Vitro monoclonal antibody production technology acquired with AxioMx, Inc. in 2015 was undertaken. This also included further smaller amounts in respect of this technology which have been capitalized since acquisition as certain commercial feasibility milestones had been achieved.

An appraisal of the ability to utilise at scale this technology has been undertaken whereby although technical feasibility remains valid, the challenges to realise material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. As a result of this, the intangible asset in respect of this technology has been fully impaired.

Provision for slow-moving or defective inventory

The provision for slow-moving inventory is based on the Directors’ estimation of the future sales of each of the Group’s products over the period from the balance sheet date to the expiry date of the product. Estimated future sales are based on historical actual sales and a growth rate assumption which is derived from the average annual growth over the product life to date.

If actual unit sales growth rates differ from those estimated by management, both the level of provision against existing inventory and the rates of provision applied to inventory in future periods would need to be revised.

5. Operating segments

Products and services from which reportable segments derive their revenues

The Directors consider that there is only one core business activity and there are no separately identifiable business segments which are engaged in providing individual products or services or a group of related products and services which are subject to separate risks and returns. The information reported to the Group’s Chief Executive Officer, who is considered the chief operating decision maker, for the purposes of resource allocation and assessment of performance is based wholly on the overall activities of the Group. The Group has therefore determined that it has only one reportable segment, which is ‘sales of antibodies and related products’. The Group’s revenue and assets for this one reportable segment can be determined by reference to the Group’s income statement and balance sheet.

The Group has no individual product or customer which contributes more than 10% of its revenues.

Geographical information

Revenues are attributed to regions based primarily on customers’ location. Historically, the Group has reported its revenues by country, however, in order to align to the manner in which the Group now reports its geographical splits internally, revenues are now presented more regionally, but with China and Japan still reported as countries to reflect the manner in which these are managed and reported. Comparative figures have been re-presented accordingly. The Group’s revenue from external customers and information about its non-current segment assets (excluding deferred tax) is set out below:

	Revenue		Non-current assets
	Year ended 30 June 2020	Year ended 30 June 2019	As at 30 June 2020	As at 30 June 2019
	£m	£m	£m	£m
The Americas	112.4	117.5	224.8	169.9
EMEA	69.3	67.1	224.4	91.6
China	39.5	39.9	0.6	3.8
Japan	18.8	16.9	7.4	0.1
Rest of Asia Pacific	20.0	18.5	61.7	0.1

	260.0	259.9	518.9	265.5

Revenue by type is shown below:

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Catalogue revenue	243.1	242.8
Custom products and services	6.3	5.4
IVD	4.7	6.9
Royalties and licenses	5.9	4.8

Custom products and licensing	16.9	17.1

Total reported revenue	260.0	259.9

Because all custom products and services projects within a contract had an original expected duration of one year or less, the Group has taken advantage of the exemption not to disclose outstanding amounts in respect of uncompleted contracts.

The information reported to the Group’s Chief Executive Officer, who as described above is considered the chief operating decision maker, includes a number of measures which are considered non-IFRS financial information and a key such measure is adjusted operating profit which comprises operating profit before exceptional items and amortization of acquisition intangibles.

The following table presents the reconciliation of this measure to profit for the year:

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Profit for the year		12.5	45.0
Tax		(4.1)	11.4
Finance income		(0.7)	(0.6)
Finance costs		2.8	0.3

Operating profit		10.5	56.1
Exceptional items and amortization of acquisition intangibles	7	34.0	27.5

		44.5	83.6

6. Operating profit

Operating profit for the year is stated after charging/(crediting):

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Cost of inventories recognized as an expense	56.2	59.3
Write down of inventories recognised as an expense	2.8	1.4
R&D expenditure (excluding UK tax credits)	24.9	16.9
UK R&D tax credits	(1.5)	(1.9)
Movements arising on financial instruments at fair value through profit or loss	—	0.4
Other net foreign exchange differences (including cash flow hedge movements reclassified from other comprehensive income)	(0.6)	(0.1)

Auditor’s remuneration comprised the following:

	Year ended 30 June 2020 £000	Year ended 30 June 2019 £000
Audit services—Group and parent company	279	178
—Assurance services in respect of controls work for US compliance	200	—
—subsidiary companies pursuant to legislation	8	8

Total audit fees	487	186
Audit related assurance services—interim review	22	22
—services in respect of the Group’s prospective US Listing	76	—
Other services	1	1

Total auditor remuneration	586	209

Fees in respect of controls work for US compliance relate to additional controls work required to comply with the US Public Company Accounting Oversight Board (PCAOB) in preparation for a secondary listing in the US.

Audit related assurance services in respect of the Group’s prospective secondary listing in the US relate to preparatory work on documents which will be required for the US Securities and Exchange Commission (SEC) where further fees are expected to be incurred in the year ending 30 June 2021 reflecting the timing of when the listing is expected to occur.

7. Exceptional items and amortization of acquisition intangibles

		Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Included within selling, general and administrative expenses		(13.1)	(23.2)
Included within research and development costs		(20.9)	(4.3)

Affecting operating profit and profit before tax		(34.0)	(27.5)

Analyzed as:
Impairment of intangible assets	(i)	(14.9)	(12.8)
System and process improvement costs	(ii)	(4.3)	(4.5)
Acquisition costs	(iii)	(4.1)	—
Integration and reorganization costs	(iv)	(2.1)	(3.7)
Amortization of acquisition intangibles	(v)	(8.6)	(6.5)

Affecting operating profit and profit before tax		(34.0)	(27.5)

Tax effect of adjusting items		7.2	5.3
Credit arising from patent box claims	(vi)	4.6	—
Net tax effect of new US tax legislation		—	(0.2)

Affecting tax		11.8	5.1

Total		(22.2)	(22.4)

(i)

Comprises the full impairment of the acquisition intangible in respect of AxioMx in Vitro monoclonal antibody production technology and subsequent post acquisition expenditure capitalized. This has arisen following an appraisal of the ability to utilise at scale this technology whereby although technical feasibility remains valid, the challenges to realise material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. The impairment charge is included within research and development expenses. The appraisal in respect of this technology was part of a wider review and appraisal of all acquisition intangible assets which were considered for any potential indicators of impairment, such as any underperformance against previous forecasts. In respect of the Firefly BioWorks Multiplex and assay technology, although the target set out in the prior year had been exceeded, this was by a relatively small margin and as a result, further scrutiny was applied to acknowledge this. A value in use (VIU) assessment was performed and it was concluded that with a surplus of VIU over the carrying value representing 77% of the carrying value, that no impairment was present. However, achieving the forecasts is important in maintaining this surplus and in considering in particular the high growth in revenues assumed, to the extent that actual results adversely differ from this, this could cause the VIU to fall below the carrying value. An assessment of acquisition intangible assets of Applied StemCell which was acquired during the year are set out in note 29 (2018/19: The strategic ERP project is a complex, multi year global business transformation with numerous phases extending across multiple Group functions. Following achievement of an implementation milestone in April 2019, a review was undertaken of historical expenditure incurred to that point on outstanding modules to assess whether each element remained appropriate to the business’s needs. Following the review, it was concluded that as a result of changes in the scope and nature of the programme and the corresponding usability of historical work performed, software assets of £12.8m were impaired. The charge was included within selling, general and administrative expenses).

(ii)	Comprises costs of the strategic ERP implementation which do not qualify for capitalisation. Such costs are included within selling, general and administrative expenses.
(iii)

Comprises legal and other professional fees associated with the acquisition of Expedeon as well as agreed settlements of Expedeon employee incentive schemes. Such costs are included within selling, general and administrative expenses.

(iv)

Integration and reorganization costs relate partly to the integration of the acquired Expedeon business as described in note 29 (comprising mainly retention and severance costs as well as employee backfill costs for those involved in the integration and consultancy costs) and reorganization costs in respect of alignment of the Group’s operational structure and geographical footprint to its strategic goals (2018/19: Related to costs associated with major office fit outs, including the new Group headquarters, including dual running costs and depreciation prior to the building being occupied). Such costs are included within selling, general and administrative expenses.

(v)

£6.0m (2018/19: £4.3m) of amortization of acquisition intangibles is included within research and development expenses, with the remaining £2.6m (2018/19: £2.2m) included within selling, general and administrative expenses.

(vi)

Comprises a credit for historical periods in respect of the initial recognition of benefit from the lower rate of tax applied to profits on patented income under HMRC’s ‘patent box’ regime following successful registration of patents during the year.

8. Employees

The average monthly number of employees (including Executive Directors) was:

	Year ended 30 June 2020 number	Year ended 30 June 2019 number
Management, administrative, marketing and distribution	879	784
Laboratory	575	371

	1,454	1,155

Their aggregate remuneration comprised:

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Wages and salaries	69.5	56.0
Social security costs	7.1	6.8
Other pension costs	4.5	3.5
Share-based payments charge	9.3	6.5

Total staff costs	90.4	72.8

9. Finance income and costs

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Interest receivable	0.7	0.6

Finance income	0.7	0.6

Interest expense on lease liabilities*	(1.5)	—
Borrowing costs	(1.3)	(0.3)

Finance costs	(2.8)	(0.3)

Net finance (costs) / income	(2.1)	0.3

*	On 1 July 2019, the Group adopted IFRS 16: ‘Leases’ using the modified retrospective transition method and as a result, prior year comparative figures have not been restated.

10. Tax

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Current tax
Current income tax charge		4.8	9.7
Adjustment in respect of prior years		(0.9)	0.2

		3.9	9.9

Deferred tax
Origination and reversal of temporary differences		(9.1)	0.6
Adjustment in respect of prior years		0.9	1.1
Effect of tax rate change		0.2	(0.2)

	17	(8.0)	1.5

Total income tax (credit) / charge		(4.1)	11.4

The Group reported a net tax credit of £4.1m (2018/19: charge of £11.4m). This decrease was partially due to a reduction in profit before tax to £8.4m (2018/19: £56.4m) and also from a credit of £6.0m representing the initial recognition ‘patent box’ benefit where a lower rate of tax is applied to profits on patented income and also includes a historical element of £4.6m for years 2016 to 2019 which is shown within exceptional items. Tax on exceptional items and amortization of acquisition intangibles also have a beneficial effect of £11.8m on the tax charge.

The UK corporation tax rate for the year was 19.0% (2018/19: 19.0%). Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

In line with Finance Act 2016, from April 2020, the UK corporate tax rate was to reduce to 17.0%. The Government announced in the Budget on 11 March 2020, that the rate applicable from 1 April 2020 would remain at 19.0% rather than reduce to 17.0% and this was enacted on 17 March 2020. This 19% rate has been applied in the deferred tax valuations based on the expected timing of when such assets and liabilities will be recovered.

The charge for the year can be reconciled to the profit per the income statement as follows:

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Profit before tax	8.4	56.4

Tax at the UK corporation tax rate of 19.0% (2018/19: 19.0%)	1.6	10.7
Adjustment in respect of overseas tax rates	(1.3)	1.4
Adjustments in respect of prior years	—	1.3
Effect of ‘patent box’ benefit	(6.0)	—
Tax effect of non-taxable income	1.4	(0.9)
Relief in relation to overseas entities	—	(0.3)
Overseas R&D tax credit uplift	(0.5)	(0.6)
Overseas withholding tax	0.5	—
Effect of tax rate change on deferred tax balances	0.2	(0.2)

Tax (credit) / expense for the year	(4.1)	11.4

11. Earnings per share

The calculations of earnings per ordinary share (EPS) are based on profit after tax and the weighted number of shares in issue during the year.

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Earnings
Profit for the year		12.5	45.0

		Million	Million
Number of shares
Weighted average number of ordinary shares in issue		208.0	205.4
Less ordinary shares held by Equiniti Share Plan Trustees Limited		(0.4)	(0.5)

Weighted average number of ordinary shares for the purposes of basic EPS		207.6	204.9
Effect of potentially dilutive ordinary shares—share options and awards		2.0	1.8

Weighted average number of ordinary shares for the purposes of diluted EPS		209.6	206.7

Basic EPS is calculated by dividing the profit after tax by the weighted average number of shares outstanding during the year. Diluted EPS is calculated on the same basis as basic EPS but with a further adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the year and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the year.

	Year ended 30 June 2020	Year ended 30 June 2019
Basic EPS	6.0p	22.0p
Diluted EPS	6.0p	21.8p
Adjusted basic EPS	16.7p	32.9p
Adjusted diluted EPS	16.6p	32.6p

12. Goodwill

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Cost and carrying amount
At beginning of year		120.9	114.2
Additions	29	66.1	2.8
Exchange differences		5.8	3.9

At end of year		192.8	120.9

Goodwill is converted at the exchange rate on the date of acquisition and retranslated at the balance sheet date.

Goodwill acquired in a business combination is allocated at acquisition to the Cash Generating Unit (CGU) which is expected to benefit from that business combination. The Directors consider there to be one CGU as acquisitions are integrated into the Group’s operations and product portfolio (as described in note 5).

Goodwill is subject to an annual impairment review or more frequently if there are any indications that goodwill might be impaired. The reviews are carried out using the following criteria:

•	The recoverable amount of the CGU is determined from value in use (VIU) calculations;

•	The VIU is calculated by applying discounted cash flow modelling to management’s own projections covering a five year period;

•	Cash flows beyond the five year period are extrapolated using a long-term growth rate equivalent to the expected inflationary increases of the economies in which the Group predominantly trades.

The key assumptions considered most sensitive for the VIU calculations are:

•	The Directors’ five year projections;

•	The growth rate after five years; and

•	The pre-tax adjusted discount rate.

The Directors have projected cash flows based on strategic financial forecasts over a period of five years and take account of relative performance of competitors, knowledge of the current market, together with the Directors’ views on the future achievable growth in market share and the impact of growth initiatives.

A growth rate of 2.3% has been used in the extrapolation of cash flows beyond the five years and has been based on third party long-term growth rate forecasts which are based on GDP growth rates.

A pre-tax discount rate of 6.9% has been estimated using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU.

Based on the results of this analysis, management is satisfied that the recoverable amount of goodwill exceeds its carrying amount.

Management has performed a sensitivity analysis on each of the key base case assumptions mentioned above. Due to the significant headroom which exists between the recoverable amount and the carrying value, the Directors have concluded that there are no reasonable possible changes in any of these key assumptions which would cause the goodwill to exceed its VIU.

13. Intangible assets

	Acquisition intangibles
	Customer relationships and distribution rights £m	Patents, technology and know-how £m	Licence fees £m	Trade names £m	Sub-total £m	Software £m	Internally developed technology £m	Total £m
Cost
At 1 July 2018	7.3	65.6	15.5	2.5	90.9	45.3	19.7	155.9
Additions	—	0.6	—	—	0.6	13.4	8.0	22.0
Disposals	(0.6)	—	—	—	(0.6)	(6.9)	—	(7.5)
Exchange differences	0.2	2.3	0.2	0.1	2.8	—	0.2	3.0

At 30 June 2019	6.9	68.5	15.7	2.6	93.7	51.8	27.9	173.4
Additions	—	—	—	—	—	15.0	9.0	24.0
Acquisition	1.8	48.0	0.4	1.1	51.3	0.1	—	51.4
Exchange differences	0.2	3.5	0.2	0.1	4.0	—	0.2	4.2

At 30 June 2020	8.9	120.0	16.3	3.8	149.0	66.9	37.1	253.0

Accumulated amortization
At 1 July 2018	4.8	17.9	4.7	1.9	29.3	13.0	7.3	49.6
Charge for the year	0.8	4.2	1.2	0.3	6.5	1.9	2.2	10.6
Impairment	—	—	—	—	—	12.8	—	12.8
Disposals	(0.6)	—	—	—	(0.6)	(6.9)	—	(7.5)
Exchange differences	0.1	0.8	0.1	0.1	1.1	—	0.1	1.2

At 30 June 2019	5.1	22.9	6.0	2.3	36.3	20.8	9.6	66.7
Charge for the year	0.8	6.3	1.2	0.3	8.6	4.2	3.1	15.9
Impairment	—	14.7	—	—	14.7	—	0.2	14.9
Exchange differences	0.1	0.8	0.1	0.1	1.1	—	—	1.1

At 30 June 2020	6.0	44.7	7.3	2.7	60.7	25.0	12.9	98.6

Carrying amount
At 30 June 2019	1.8	45.6	9.7	0.3	57.4	31.0	18.3	106.7

At 30 June 2020	2.9	75.3	9.0	1.1	88.3	41.9	24.2	154.4

Included in carrying amount—Assets under construction
At 30 June 2019	—	—	—	—	—	14.7	3.9	18.6

At 30 June 2020	—	—	—	—	—	28.7	7.2	35.9

Amortization of £8.2m (2018/19: £6.2m) is included within Research and development expenses and £7.7m (2018/19: £4.4m) is included within Selling, general and administrative expenses.

A full impairment has been made of the acquisition intangible in respect of AxioMx in Vitro monoclonal antibody production technology and subsequent post acquisition expenditure. This has arisen following an appraisal of the ability to utilise at scale this technology whereby although technical feasibility remains valid, the challenges to realise material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. This expense is included within Research and development expenses. (2019: following achievement of a milestone in April 2019, the ERP implementation project, a review was undertaken of historical expenditure incurred to that date on outstanding modules included within software. It was concluded that as a result of changes in the scope and nature of the programme, assets of £12.8m were impaired. This expense was included within Selling, general and administrative expenses.). Further information is shown in note 7.

Capital commitments at 30 June 2020 amounted to £4.1m (2019: £nil).

Individually material intangible assets

The Group’s new ERP system is considered to be an individually material intangible asset. £11.3m is included within software which is being amortised over a five year period with a remaining amortization period of four years with the remainder shown as software assets under construction.

Patents, technology and know-how and Licence fees includes amounts which are considered individually material to the financial statements and are set out as follows:

	Carrying amount £m	Remaining amortization period Years
Expedeon CaptSure technology	28.5	15
Expedeon antibody labelling and conjugation technology	20.8	15
Epitomics RabMAb® technology	12.6	6
Firefly BioWorks Multiplex and assay technology	14.7	9
Roche licence agreement	7.9	8

14. Property, plant and equipment

	Laboratory equipment £m	Office fixtures, fittings and other equipment £m	Cell line assets £m	Leasehold improvements £m	Total £m
Cost
At 1 July 2018	16.0	13.5	—	15.2	44.7
Additions	7.2	4.7	—	4.9	16.8
Disposals	(0.4)	(3.3)	—	—	(3.7)
Exchange differences	0.2	0.2	—	—	0.4

As 30 June 2019	23.0	15.1	—	20.1	58.2
Additions	7.0	1.3	4.2	—	12.5
Acquisitions	0.3	0.1	—	0.2	0.6
Reclassification*	(1.4)	—	1.4	—	—
Disposals	—	(1.4)	—	—	(1.4)
Exchange differences	0.4	0.4	—	—	0.8

At 30 June 2020	29.3	15.5	5.6	20.3	70.7

Accumulated depreciation
At 1 July 2018	10.4	9.2	—	—	19.6
Charge for the year	2.4	2.0	—	0.4	4.8
Disposals	(0.4)	(3.3)	—	—	(3.7)
Exchange differences	0.2	0.2	—	—	0.4

At 30 June 2019	12.6	8.1	—	0.4	21.1
Charge for the year	3.4	2.6	0.3	1.0	7.3
Disposals	—	(1.4)	—	—	(1.4)
Exchange differences	0.1	0.2	—	0.1	0.4

At 30 June 2020	16.1	9.5	0.3	1.5	27.4

Net book value
At 30 June 2019	10.4	7.0	—	19.7	37.1

At 30 June 2020	13.2	6.0	5.3	18.8	43.3

Included in net book value—Assets under construction
At 30 June 2019	—	—	—	—	—

At 30 June 2020	—	—	1.2	—	1.2

*

Cell line assets were previously categorised within Laboratory equipment. Following the addition during the year of £4.2m of cell line assets, these assets are now separately disclosed owing to scale of the balance.

Capital commitments at 30 June 2020 amounted to £1.8m (2019: £nil).

15. Leases

Right of use assets

	Land and Buildings £m	Other £m	Total £m
Cost
At 1 July 2019	—	—	—
IFRS 16 transition adjustment	70.6	0.2	70.8
Additions	58.7	—	58.7
Disposals and other adjustments	(2.3)	—	(2.3)
Exchange differences	0.9	—	0.9

At 30 June 2020	127.9	0.2	128.1

Accumulated amortization
At 1 July 2019	—	—	—
Charge for the year	6.6	0.1	6.7

At 30 June 2020	6.6	0.1	6.7

Carrying amount
At 30 June 2020	121.3	0.1	121.4

Lease liabilities

Maturity analysis of lease liabilities:

	Lease payments £m	Finance charges £m	Present value of lease liability £m
Amounts falling due within
One year	9.4	(2.1)	7.3
Between one and five years	31.9	(5.0)	26.9
Later than five years	101.9	(8.3)	93.6

	143.2	(15.4)	127.8

The interest expense incurred on lease liabilities included within finance costs was £1.5m and income recognised from subleases was £0.8m. The lease expense relating to short term leases and low value assets (that are not shown in the tables above) was £0.3m. Cash outflows in respect of right of use assets were £7.7m.

The reconciliation between operating lease commitments previously reported for the year ended 30 June 2019, discounted at the Group’s incremental borrowing rate, and the lease liabilities recognized in the balance sheet on initial application of IFRS 16 is as follows:

£m
Commitments disclosed at 30 June 2019	83.6
Non lease commitments	(4.4)
Effect of discounting at incremental borrowing rate	(8.9)
Extension options reasonably certain to be taken	2.5
Lease incentives	3.4

Lease liability recognised at 1 July 2019	76.2

16. Investments

	30 June 2020	30 June 2019
	£m	£m
Investments	7.0	0.8

The movement in the year comprises £4.0m in respect of the revaluation of investments to fair market value as described in note 3 and additions of £2.2m which were mainly in respect of a 13% stake in Brickbio, Inc. a company specializing in site-specific protein modification with a proprietary platform for introducing conjugation-ready sites into antibodies and other proteins in both mammalian and bacterial expression systems.

17. Deferred tax assets and liabilities

	Accelerated capital allowances £m	Cash flow hedges £m	Share -based payments £m	Acquired intangible assets £m	Losses £m	Other temporary differences £m	Total £m
At 30 June 2018	(0.8)	—	3.6	(13.2)	1.4	3.4	(5.6)
(Charge)/credit to income	(3.3)	—	0.3	1.4	(0.3)	0.4	(1.5)
Credit to equity	—	0.3	0.1	—	—	—	0.4
Exchange differences	—	—	—	(0.6)	0.2	—	(0.4)

At 30 June 2019	(4.1)	0.3	4.0	(12.4)	1.3	3.8	(7.1)
(Charge)/credit to income	(4.6)	—	2.0	5.6	4.0	1.0	8.0
Credit to equity	—	(0.1)	(1.8)	—	—	(1.4)	(3.3)
Reclassification	(0.5)	—	—	—	—	0.5	—
Arising on acquisition	—	—	—	(12.0)	—	—	(12.0)
Exchange differences	—	—	—	(0.7)	—	0.1	(0.6)

At 30 June 2020	(9.2)	0.2	4.2	(19.5)	5.3	4.0	(15.0)

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so.

Deferred tax balances are comprised as follows:

	30 June 2020	30 June 2019
	£m	£m
Deferred tax assets to be recovered
Within 12 months	10.1	6.9
After more than 12 months	3.6	2.5

	13.7	9.4

Deferred tax liabilities to be recovered
Within 12 months	(3.5)	(1.4)
After more than 12 months	(25.2)	(15.1)

	(28.7)	(16.5)

Deferred tax liabilities (net)	(15.0)	(7.1)

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability or asset is expected to be realised based on rates enacted or substantively enacted by the reporting date.

18. Inventories

	30 June 2020	30 June 2019
	£m	£m
Raw materials	8.0	5.7
Work in progress	4.5	3.1
Finished goods and goods for resale	28.2	27.2

	40.7	36.0

Inventories are stated net of provision for slow moving or defective inventory of £12.5m (2019: £11.2m). Cost of inventories recognized as an expense and write down of inventories recognized as an expense (and which are included as part of cost of sales) are set out in note 6.

19. Trade and other receivables

	30 June 2020	30 June 2019
	£m	£m
Amounts receivable for the sale of goods and services	31.7	29.4
Less provision for bad and doubtful debts	(0.3)	(0.1)

	31.4	29.3
Other receivables	8.3	9.4
Prepayments	4.7	4.4

	44.4	43.1

Ageing of trade receivables:

	30 June 2020			30 June 2019
	Gross	Provision	Net	Gross	Provision	Net
	£m	£m	£m	£m	£m	£m
Not past due	21.2	—	21.2	23.0	—	23.0
Past due
0 to 30 days	4.4	—	4.4	3.8	—	3.8
30 to 60 days	1.0	—	1.0	1.3	—	1.3
More than 60 days	5.1	(0.3)	4.8	1.3	(0.1)	1.2

	10.5	(0.3)	10.2	6.4	(0.1)	6.3

	31.7	(0.3)	31.4	29.4	(0.1)	29.3

Movement in provision for bad and doubtful debts

	30 June 2020	30 June 2019
	£m	£m
Balance at beginning of year	(0.1)	(0.1)
Impairment losses recognised in the income statement	(0.2)	—

Balance at end of year	(0.3)	(0.1)

The average credit period taken for sales is 41 days (2019: 35 days). Trade and other receivables are non-interest bearing and generally on terms between 30 to 90 days. Trade receivables are provided for based on estimated irrecoverable amounts determined either by specific circumstances or by reference to historical default experience as described in note 2.

The Group does not hold any collateral or other credit enhancements over its trade receivables, nor do they have a legal right to offset against any amounts owed to the counterparty.

The Directors consider that the carrying amount of trade and other receivables approximates their fair value.

20. Derivative financial instruments

30 June 2020

	Current		Non-current	Total
	Asset	Liability	Liability
	£m	£m	£m	£m
Derivatives carried at fair value through profit and loss
Forward exchange contracts that are not designated in hedge accounting relationships	—	(0.4)	—	(0.4)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward exchange contracts	—	(0.8)	—	(0.8)

	—	(1.2)	—	(1.2)

30 June 2019

	Current		Non-current	Total
	Asset	Liability	Liability
	£m	£m	£m	£m
Derivatives carried at fair value through profit and loss
Forward exchange contracts that are not designated in hedge accounting relationships	—	(0.4)	—	(0.4)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward exchange contracts	0.2	(1.6)	(0.1)	(1.5)

	0.2	(2.0)	(0.1)	(1.9)

Further details of derivative financial instruments are provided in note 26

21. Trade and other payables

	30 June 2020	30 June 2019
	£m	£m
Amounts falling due within one year
Trade payables	9.4	7.0
Accruals and deferred income	30.9	31.7
Other taxes and social security	1.0	1.0
Other payables	2.5	2.1

	43.8	41.8

At 30 June 2020, the Group had an average of 34 days of purchases (30 June 2019: 28 days) outstanding in trade payables (excluding accruals and deferred income). The Group has financial risk management policies in place to ensure that all payables are paid within the credit timetable. The Directors consider that the carrying amount of trade and other payables approximates to their fair value.

Deferred income includes contract liabilities of £4.4m (2019: £4.0m) which represent consideration received for performance obligations not yet satisfied, in delivering products or services to customers. All deferred income is to be recognised within the next financial year.

Other payables includes £0.2m (2019: £0.7m) of deferred consideration payable on acquisitions.

22. Borrowings

	30 June 2020	30 June 2019
	£m	£m
Amounts falling due within one year
Loan	(106.4)	—

The loan comprises drawings on the Group’s three year £200m Revolving Credit Facility (RCF) which was entered into in February 2019 and is shown net of unamortised facility arrangement fees. The RCF has a £100m accordion option which may be requested with prior notice at any time up to six months of the termination date. The initial term of this RCF has two extension options of one year each. The interest rate is the aggregate of a margin, which varies from 0.75% to 1.45% dependent on a debt cover ratio, over LIBOR or, in relation to any borrowing in Euro, EURIBOR, or in relation to any non-LIBOR currency, the benchmark rate for that currency. A non-utilization fee is payable for any amounts available but undrawn and a utilization fee is also payable for amounts drawn. Borrowings under this facility are unsecured.

During the year, drawings on the RCF comprised an initial amount of €120.0m (£103.4m) to fund the purchase of Expedeon (as set out in note 29). In February 2020, a partial repayment amounting to £20.0m was made and the remaining borrowings redenominated into Sterling, leaving an outstanding balance of £82.0m. In March 2020, a subsequent drawing of £25.0m was made in order to provide operational flexibility in light of the COVID-19 pandemic bringing amounts drawn to £107.0m. The maximum amount drawn under the RCF during the year was £107.0m.

23. Share capital and reserves

Share capital

	30 June 2020 £m	30 June 2019 £m
Authorised, issued and fully paid:
216,173,277 (2019: 205,671,564) ordinary shares of 0.2 pence each	0.4	0.4

The Company has one class of ordinary shares which carries no right to fixed income.

On 9 April 2020, the Company issued 10,000,000 new ordinary shares of 0.2 pence each to Durable Capital Partners LP at an issue price of £11.00 per share, raising £110.0m. Other share capital issued during the year arose from the exercise of share options and the issue of shares to the Equiniti Share Plan Trustees Limited.

Other reserves

Merger reserve

Comprises the premium on shares issued as consideration for acquisitions where conditions for merger relief have been satisfied.

Own shares

Represents shares in the Company held by the Equiniti Share Plan Trustees Limited. These shares are held in order to satisfy the Free Shares and Matching Shares elements of the SIP, further details of which are set out in note 26.

	30 June 2020		30 June 2019
	Nominal value £’000	Number	Nominal value £’000	Number
Own shares	1	434,268	1	484,811

Translation reserve

Represents exchange differences on translation of overseas operations.

Hedging reserve

Comprises gains and losses recognised on cash flow hedges and the associated deferred tax assets.

24. Dividends

	Year ended 30 June 2020	Year ended 30 June 2019
	£m	£m
Amounts recognised as distributions to the equity shareholders in the year:
Final dividend for the year ended 30 June 2018 of 8.58 pence per share	—	17.6
Interim dividend for the year ended 30 June 2019 of 3.55 pence per share	—	7.3
Final dividend for the year ended 30 June 2019 of 8.58 pence per share	17.7	—
Interim dividend for the year ended 30 June 2020 of 3.55 pence per share	7.3	—

Total distributions to owners of the parent in the period	25.0	24.9

25. Notes to the cash flow statement

	Note	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Operating profit		10.5	56.1
Adjustments for:
Depreciation of property, plant and equipment	14	7.3	4.8
Depreciation of right of use assets	15	6.7	—
Amortization of intangible assets	13	15.9	10.6
Impairment of intangible assets	13	14.9	12.8
Derivative financial instruments at fair value through profit or loss	6	—	0.4
Research and development expenditure credit	6	(1.5)	(1.9)
Share-based payments charge	27	9.3	6.5
Unrealised currency translation gains		(1.7)	(1.1)

Operating cash flows before movements in working capital		61.4	88.2
Increase in inventories		(1.1)	(6.1)
Decrease / (increase) in receivables		2.7	(6.1)
Increase in payables		2.4	7.7

Cash generated from operations		65.4	83.7

Analysis of changes in net cash / (debt)

		At 1 July 2019 £m	IFRS 16 implementation £m	Additions to leases £m	Cash flow £m	Foreign exchange and other non-cash movements £m	At 30 June 2020 £m
Cash and cash equivalents		87.1	—	—	99.5	0.7	187.3
Lease liabilities	*	—	(76.2)	(58.6)	7.7	(0.7)	(127.8)
Borrowings	*	—	—	—	(107.0)	0.6	(106.4)

Net cash / (debt)		87.1	(76.2)	(58.6)	0.2	0.6	(46.9)

Total financial liabilities included within net debt comprise those items marked * and amount to £234.2m (2019: £nil).

Liabilities arising from financing activities comprise the Group’s RCF (as set out in note 22) and lease liabilities (as set out in note 15).

26. Financial instruments

Capital risk management

The capital structure of the Group comprises of cash and cash equivalents, a Revolving Credit Facility of £200m (with a £100m additional accordion option and an initial term of three years which was entered into in February 2019) and total equity attributable to the owners of the parent. The Group maintains a capital structure with the following objectives:

•	to protect the ability of the Group to continue as a going concern and maintain sufficient available resources as protection for unforeseen events;

•	to provide flexibility of resource for strategic growth and investment where opportunities arise; and

•	to provide reasonable returns to shareholders whilst maintaining a limited level of risk.

As part of achieving these objectives the Group identifies the principal financial risk exposures that are created by the Group’s financial instruments and monitors them on a regular basis. These are considered to be foreign currency risk (a component of market risk), credit risk and liquidity risk.

Where appropriate the Group uses financial derivatives to help mitigate the key risks, the use of which is governed by the Group’s policies approved by the Board of Directors. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Foreign currency risk

This is the risk that a change in currency rates causes an adverse impact on the Group’s performance or financial position.

The Group has transactions denominated in various currencies with the principal currency exposure being fluctuations in US Dollars (USD), Euros, Japanese Yen and Chinese Renminbi (RMB). Collectively these currencies make up approximately 90% of the Group’s revenue and cash inflows. Whilst a large portion of the manufacturing and research and development costs are USD and RMB, giving a natural offset against the currency inflows, the majority of administration costs remain as Sterling leaving an overall net currency inflow in the Group’s cash flows.

This remaining currency exposure is centrally managed with the objective being to secure a level of certainty of Sterling value for up to 90% of the future net exposure based on forecast cash flows expected to occur up to 18 months ahead. The Group uses forward currency contracts to achieve this objective and applies hedge accounting where applicable. Foreign currency forward contracts are valued using quoted forward exchange rates and yield curves matching maturities of the contracts.

The Group’s open forward currency contracts and their maturity profile as at the year end is as follows:

Outstanding contracts	30 June 2020 Average rate	30 June 2020 Foreign currency million	30 June 2019 Average rate	30 June 2019 Foreign currency million
Sell US Dollars
Less than 3 months	1.29	$3.1	1.34	$8.9
3 to 6 months	1.31	$2.0	1.32	$11.5
7 to 12 months	1.24	$0.1	1.33	$8.3
13 to 18 months	—	—	—	—

	1.30	$5.2	1.33	$28.7

Sell Euros
Less than 3 months	1.14	€8.1	1.11	€11.8
3 to 6 months	1.15	€6.5	1.11	€13.2
7 to 12 months	1.12	€3.4	1.11	€17.4
13 to 18 months	—	—	1.14	€1.4

	1.14	€18.0	1.11	€43.8

Sell Yen
Less than 3 months	139.13	¥373.4	145.26	¥430.7
3 to 6 months	138.02	¥219.4	143.23	¥484.8
7 to 12 months	135.36	¥268.7	141.58	¥954.5
13 to 18 months	131.73	¥6.4	141.99	¥241.0

	137.60	¥867.9	142.74	¥2,111.0

Sell Chinese Renminbi
Less than 3 months	9.11	¥19.4	8.91	¥34.1
3 to 6 months	8.99	¥7.5	8.96	¥27.0
7 to 12 months	8.90	¥6.0	9.02	¥54.6

	9.05	¥32.9	8.97	¥115.7

At 30 June 2020, the fair value of contracts held as cash flow hedges is a liability of £0.8m (2019: net liability of £1.5m).

The movement recognised in other comprehensive income in the period:

	30 June 2020	30 June 2019
Gain/(loss) in the year	0.7	(2.1)
Recycled to profit and loss	—	0.4

Gain/(loss) recognised in other comprehensive income	0.7	(1.7)

Currency risk sensitivity analysis

The following table shows the sensitivity of the Group’s financial instruments to changes in exchange rates by detailing the impact on profit and other comprehensive income of a 10% change in the Sterling exchange rate against the relevant foreign currencies.

10% represents management’s assessment of a reasonably possible change in foreign exchange rates over a 12 month period.

The sensitivity analysis below only includes financial instruments denominated in non-functional currency and forward currency contracts outstanding at the reporting date and represents the impact of an immediate change in Sterling against other currencies.

	US Dollar currency impact		Euro currency impact		Yen currency impact		RMB currency impact
	+10%	-10%	+10%	-10%	+10%	-10%	+10%	-10%
	£m	£m	£m	£m	£m	£m	£m	£m
30 June 2020
Income statement	0.3	(0.4)	1.0	(1.3)	0.4	(0.5)	0.2	(0.2)
Other comprehensive income	0.4	(0.5)	0.9	(1.2)	0.3	(0.4)	0.3	(0.4)

30 June 2019
Income statement	—	(0.2)	0.7	(0.8)	0.1	(0.5)	0.5	(0.7)
Other comprehensive income	1.2	(3.1)	2.8	(3.7)	0.6	(1.9)	0	(0.1)

The sensitivity analysis is limited to the year end exposure and therefore does not reflect the exposure and inherent risk during the year.

Liquidity risk

This is the risk that the Group will have insufficient funds available in the right currency to settle its obligations as they fall due.

The Group generates funds from operational activities in excess of its operational requirements and has substantial cash balances available for its current investment activities.

The Board reviews the funding requirement of the Group as part of the budgeting and long-term planning processes and considers as necessary alternative possible sources of funding where the requirement is not satisfied by the Group’s forecast operational cash generation.

The Group manages liquidity risk by maintaining an adequate level of easily accessible cash reserves, in a currency profile representative of the Group’s cost base and matching customer and supplier terms where possible. The Group also has access to daily currency trading facilities which provides the ability to convert currency within the agreed settlement limits as required.

The maturity profile of financial liabilities shown below represents the Group’s gross expected contractual cash flows.

	Less than 1 year	Between 2 and 5 years	Over five years	Total
	£m	£m	£m	£m
30 June 2020
Trade and other payables	33.8	—	—	33.8
Borrowings	107.0	—	—	107.0
Lease liabilities	9.3	32.0	101.9	143.2
Derivative financial instruments	30.8	—	—	30.8

	Less than six months	Between six months and one year	Over one year	Total
	£m	£m	£m	£m
30 June 2019
Trade and other payables	30.6	0.4	—	31.0
Derivative financial instruments	52.1	35.4	3.0	90.5

The Group holds sufficient funds to meet these commitments as they fall due.

Credit risk

This refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group.

The Group is exposed to credit risk on its financial assets; however, there is not deemed to be a significant exposure due to the nature of its customer base and the types of transaction that are undertaken.

Trade receivables consist of a large number of customers spread globally with the majority being in economically strong geographies. The Group’s customer base is predominantly government-funded institutions, pharmaceutical companies conducting research, and local distributors. The perceived risk of default is deemed to be low.

Further information on the Group’s trade receivable ageing and impairment can be found in note 19.

The Group generates significant levels of operational cash. Cash in excess of local operational requirements is remitted and managed centrally. Exposure to counterparty default risk is managed by limiting the concentration of funds and contracts held with individual financial institutions and ensuring funds are only placed with institutions or in products rated BBB- or above by Standard & Poor’s.

Categories of financial instruments

	Carrying and fair value
	30 June 2020	30 June 2019
	£m	£m
Financial instruments held at amortised cost
Trade receivables	31.4	29.3
Other receivables	3.9	2.5
Cash and cash equivalents	187.3	87.1
Trade and other payables	(33.8)	(31.0)
Borrowings	(107.0)	—
Lease liabilities	(127.8)	—

Financial instruments held at fair value
Derivative financial instruments	(1.2)	(1.9)
Investment	6.7	0.8

The Directors consider there to be no material difference between the carrying value and the fair value of the financial instruments classified as held at amortised cost. For the items classified as held at fair value, the fair value is recognised on the balance sheet as the carrying amount.

Financial instruments held at fair value

Financial instruments that are measured at fair value are classified using a fair value hierarchy that reflects the source of inputs used in deriving the fair value. The three classification levels are:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable market inputs).

The following table presents the Group’s assets and liabilities carried at fair value by valuation method.

30 June 2020	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	—	—	—
Investment	4.8	—	1.9	6.7

	4.8	—	1.9	6.7

Liabilities
Derivative financial instruments	—	(1.2)	—	(1.2)

	—	(1.2)	—	(1.2)

30 June 2019	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	0.2	—	0.2
Investment	0.8	—	—	0.8

	0.8	0.2	—	1.0

Liabilities
Derivative financial instruments	—	(2.1)	—	(2.1)

	—	(2.1)	—	(2.1)

Level 2 derivative financial instruments comprise forward foreign exchange contracts. The fair value is remeasured on a monthly basis with reference to available forward market rates and comparative instrument pricing.

Level 3 investments comprise non-listed equity securities in respect of a 13% stake in Brickbio, Inc. The fair value is determined to be equal to the carrying amount of the investment and is reviewed periodically based on information available about the performance of the underlying business.

27. Share-based payments

	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Expense arising from share-based payment transactions:
Included in Selling, general and administrative expenses	6.6	5.5
Included in Research and Development expenses	2.7	1.0

	9.3	6.5

Equity settled share-based payment expense	9.2	6.2
Cash settled share-based payment expense*	0.1	0.3

	9.3	6.5

*	The total liability as at 30 June 2020 was £0.3m (2019: £0.6m) of which less than £0.1m (2019: £nil) relates to options which have vested.

Equity settled share option schemes

The Group operates a number of share schemes for certain employees of the Group as follows:

•	2005 and 2015 Share Option Scheme (ISO/Unapproved) (SOS)

•	Company Share Option Plan 2009 (CSOP);

•	Long Term Incentive Plan (LTIP);

•	Annual bonus plan—deferred share award (DSA);

•	Share Incentive Plan (SIP);

•	Non-Executive Directors (NED) share award; and

•	2018 and 2019 Employee Share Scheme (AbShare);

Options or conditional share grants under each scheme have been aggregated.

The vesting period ranges from one to four years. Options which remain unexercised after a period of 10 years from the date of grant expire. Options are forfeited if the employee leaves the Group before they vest, save where the employee is deemed to be a ‘good leaver’ in which case options awarded are pro-rated to the leaving date.

Discretionary awards

Share option plans: SOS and CSOP

	Year ended 30 June 2020		Year ended 30 June 2019
	Number	Weighted average exercise price pence	Number	Weighted average exercise price pence
Outstanding at beginning of year	947,948	640.1	1,386,655	644.3
Forfeited	(72,526)	1,259.1	(164,220)	866.6
Exercised	(174,150)	706.4	(274,487)	525.6

Outstanding at end of year	701,272	559.7	947,948	640.1

Number of options exercisable at end of year	519,442	661.7	281,438	536.7

Analysed by range of exercise price:	Grant year	Year ended 30 June 2020		Year ended 30 June 2019
		Number outstanding	Weighted average remaining contractual life	Number outstanding	Weighted average remaining contractual life
180.8p—464.0p	prior to 2016	197,901	3.4 years	256,955	4.3 years
598.0p	2016	111,033	5.3 years	155,327	6.3 years
851.0p	2017	161,372	6.3 years	214,798	7.4 years
1,020.0p	2018	230,966	7.3 years	320,868	8.4 years

		701,272	5.7 years	947,948	6.7 years

	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of options granted	—	—
Weighted average share price at date of exercise	1,329.2p	1,310.5p

Options issued under the SOS carry market-based performance conditions, whereby they will vest where the percentage growth in Abcam plc shares over the vesting period is equal or greater than the percentage growth of the FTSE AIM All-Share Index.

There were not any grants issued under the SOS in the years ended 30 June 2020 and 30 June 2019. The inputs into the Monte Carlo model for options issued during the prior year were as follows:

The volatility of the options is based on the average of standard deviations of historical daily continuous returns on Abcam plc shares, looking back over the same period as the expected life of the option. The dividend yield is based on Abcam plc’s actual dividend yield in the past. The risk-free rate is the yield on UK government gilts at each date of grant.

Share award plans: LTIP and DSA

	Year ended 30 June 2020	Year ended 30 June 2019
Outstanding at beginning of year	988,127	1,022,757
Granted	470,834	483,339
Forfeited	(121,127)	(141,797)
Exercised	(252,672)	(376,172)

Outstanding at end of year	1,085,162	988,127

Number of options exercisable at end of year	72,760	63,996

	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of awards granted	1,208.3p	1,245.1p
Weighted average share price at date of exercise	1,185.2p	1,304.4p
Weighted average remaining contractual life	3.3 years	4.3 years

Fair values of the awards with a performance condition based on non-market condition, for example EPS, are calculated using the Black-Scholes model. The inputs into the models for awards granted in the current and prior year were as follows:

	Year ended 30 June 2020					Year ended 30 June 2019
	LTIP	LTIP	LTIP	LTIP	DSA	LTIP	DSA
	14 Nov 2019	9 March 2020	9 March 2020	9 March 2020	25 October 2019	7 Nov 2018	26 October 2018
Share price at grant (pence)	1,245.0	1.157.0	1,157.0	1,157.0	1,152.0	1,251.0	1,337.0
Expected volatility	30%	37%	35%	31%	30%	26%	24%
Contractual life (years)	3 years	1 years	2 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.82%	0.88%	0.88%	0.88%	0.88%	0.81%	0.81%
Risk-free interest rate	0.47%	0.17%	0.11%	0.09%	0.44%	0.91%	0.75%

The inputs to the Black-Scholes model, such as expected volatility, are based on the same calculation as those for the Monte Carlo simulation.

LTIP: All awards are subject to achievement of the performance conditions over a three year period and can be exercised over the following seven years. Save as permitted in the LTIP rules, awards lapse on an employee leaving the Company.

DSA: For those employees entitled to participate in the annual bonus plan, a portion of the bonus is awarded in the form of shares for which there is a compulsory holding period of two years and a requirement for continued employment before these fully vest to the employees (deferred shares). The number of deferred shares granted is dependent on certain performance criteria, comprising a one-year profit target and achievement of strategic and personal objectives.

All employee share schemes: AbShare, SIPs

AbShare

In Autumn 2018, the Company launched a new share scheme (AbShare) where all employees globally, excluding Executive Directors, are eligible to participate. Each employee who participates is required to contribute 5% of their salary spread across three years (therefore equating to 1.67% per annum). Upon vesting in November 2021, and subject to certain performance conditions being met, the funds contributed will be used as consideration for the issue of the predetermined number of shares to the employee with the Company issuing a further 10 shares for each share issued.

	Year ended 30 June 2020	Year ended 30 June 2019
Outstanding at beginning of year	1,564,167	—
Granted	348,425	1,694,429
Forfeited	(187,715)	(130,262)
Exercised	(1,694)	—

Outstanding at end of year	1,723,183	1,564,167

Number of options exercisable at end of year	—	—

	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of awards granted	1,137.8p	1,131.4p
Weighted average remaining contractual life	1.4 years	2.4 years

Fair values of the awards are calculated using the Black-Scholes model. The inputs into the models for awards granted in the current year were as follows:

	Year ended 30 June 2020	Year ended 30 June 2019
Share price at grant (pence)	1,244.6	1,251.0
Expected volatility	34%	26%
Contractual life (years)	2 years	3 years
Expected dividend yield	0.82%	0.81%
Risk-free interest rate	0.52%	0.91%

The inputs to the Black-Scholes model, such as expected volatility, are based on the same calculation as those for other schemes.

SIP

Up until October 2018, all UK-based employees were eligible to participate in the SIP whereby employees could purchase shares in the Company. These shares are referred to as Partnership Shares and are held in trust on behalf of the employee. For every Partnership Share bought by the employee up to a limit of £1,800 per tax year the Company will give the employee one share (Matching Shares), provided the employee remains employed by the Company for a period of at least three years.

Employees must withdraw their shares from the plan upon leaving the Company and will not be entitled to the Matching Shares if they leave within three years of purchasing the Partnership Shares.

In addition to this, also up until October 2018, the Company also awarded shares to employees (Free Shares) with a value of up to £3,600 per tax year. There are no vesting conditions attached to the Free Shares, other than being continuously employed by the Company for three years from the date of grant.

The fair value of Matching Shares and Free Shares is determined as the market value of the shares at the date of grant. No valuation model is required to calculate the fair value of awards under the SIP. The fair value of an equity-based payment under the SIP is the face value of the award on the date of grant because the participants are entitled to receive the full value of the shares and there are no market-based performance conditions attached to the awards.

	Number of Free Shares		Number of Matching Shares
	Year ended 30 June 2020	Year ended 30 June 2019	Year ended 30 June 2020	Year ended 30 June 2019
Outstanding at beginning of year	351,187	447,841	88,539	115,928
Granted during year	—	—	—	7,323
Forfeited during year	(7,423)	(18,982)	(2,203)	(7,227)
Exercised during year	(41,741)	(77,672)	(8,802)	(27,485)

Outstanding at end of year	302,023	351,187	77,534	88,539

Exercisable at end of year	215,268	167,425	72,009	48,333

	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of options granted	—	1,042.0p

Other awards: NED share award

A component of the Non-Executive Directors’ remuneration is delivered as a fixed number of fully paid ordinary shares in the first open period following the announcement of annual results of the financial year to which the award relates.

28. Retirement benefit schemes

	Year ended 30 June 2020	Year ended 30 June 2019
	£m	£m
Total charge to income statement in respect of defined contribution schemes	4.5	3.5

Defined contribution schemes

The UK-based employees of the Group have the option to join a defined contribution pension scheme managed by a third party pension provider. For each member the Company contributes a fixed percentage of salary to the scheme.

Employees of the Group’s subsidiaries in the US, Japan, China and Hong Kong are members of state-managed retirement benefit schemes. Depending on location, the subsidiaries are required to contribute a specified percentage of payroll costs to the retirement benefit schemes to fund the benefits.

As at 30 June 2020 contributions of £0.5m (2019: £0.3m) due in respect of the current reporting period had not been paid over to the schemes.

29. Business combinations

Year ended 30 June 2020

The Group made a number of acquisitions during the year. Had all of the acquisitions been completed and consolidated on 1 July 2019, the Group revenue would have been £265.6m, the profit before tax would have been £7.5m and the adjusted profit before tax would have been £45.2m. Acquisitions are set out below.

Expedeon

On 1 January 2020, the Group acquired 100% of the share capital of Expedeon Holdings Limited, including certain subsidiaries and certain other assets from Expedeon AG. This represented the proteomics and immunology business of Expedeon and was for total cash consideration of €122.5m (£104.2m) and acquisition expenses of £4.1m which are described in note 7.

This acquisition accelerates Abcam’s ambitions within the complementary antibody conjugation and labelling market and provides opportunities to combine technologies to create new value adding products to support customer needs.

The provisional fair value of identifiable assets acquired was as follows:

£m
Non-current assets
Intangible assets	47.7
Other non-current assets	0.8
Net current assets	5.9
Non-current liabilities
Deferred tax on intangibles	(11.9)

Total identifiable assets acquired	42.5
Goodwill	61.7

Total consideration	104.2

£m
Net cash outflow on acquisition
Consideration paid in cash	104.2
Acquired cash and cash equivalents	(2.3)

101.9

Other net current assets comprised inventory of £2.8m, cash of £2.3m, trade and other receivables of £1.9m and trade payables of £1.1m. The goodwill recognized is attributable to the expertise of the assembled workforce, potential future relationships with customers and potential new technology.

Since the date of acquisition to 30 June 2020 the acquisition contributed £5.9m to the Group’s revenue and a profit before tax of £0.3m. The effect on adjusted profit before tax was £2.0m which is before taking into account the effects of the amortization of acquisition intangibles as described in note 7.

Gene editing and oncology business

On 30 January 2020, the Group acquired certain assets and employees comprising the gene editing and oncology business of Applied StemCell, Inc. (ASC) for a total cash consideration of US $ 9.4m (£7.1m).

Abcam intends to expand the ASC platform to become its discovery engine for developing novel edited cell lines, building upon its existing portfolio of knockout cell lines.

The provisional fair value of identifiable assets acquired was as follows:

£m
Non-current assets
Intangible assets	3.3
Current assets	0.2

Total identifiable assets acquired	3.5
Goodwill	3.6

Total consideration	7.1

£m
Cash outflow on acquisition
Consideration paid in cash	7.1

Other current assets comprised inventory of £0.2m. The goodwill recognised is attributable to the expertise of the assembled workforce and potential new technology.

Since the date of acquisition to 30 June 2020 the acquisition contributed £0.4m to the Group’s revenue and a profit before tax of £0.1m over the same period. The effect on adjusted profit before tax was £0.2m which is before taking into account the effects of the amortization of acquisition intangibles as described in note 7.

As also referenced in note 7, an appraisal of all acquisition intangible assets was undertaken for consideration of any potential indicators of impairment, for example, any underperformance against previous forecasts. The post acquisition results of the ASC were below those set out at the date of acquisition and accordingly, the recoverable amount of the acquisition intangible assets was assessed for impairment. The recoverable amount was determined by applying discounted cash flow modelling to management’s own projections, covering a five year period to determine a value in use (VIU). A growth rate of 2.3% was applied to extrapolate cash flows beyond the five year period out to the end of the assets’ expected useful economic lives and the cash flows were discounted at a pre-tax rate of 11%. Based on the results of this analysis, management is satisfied that the VIU exceeds the carrying value. However, the surplus of 17% of the VIU over the carrying value of the assets could be affected by a reasonably possible adverse change in the assumptions used in the cash flow projections where for example, a consistent 1% underperformance in revenues in each year of the five year forecast, without recovery, would cause the surplus to erode to £nil and subsequently cause the VIU to be below the carrying value.

Marker Gene Technologies, Inc.

On 4 March 2020, the Group acquired 100% of the share capital of Marker Gene Technologies, Inc. (MGT) for total consideration of $2.2m (£1.7m), of which $0.3m (£0.2m) is deferred for 18 months from the acquisition date, $0.7m (£0.6m) in new ordinary shares and $1.2m (£0.9m) in cash.

MGT has expertise in the areas of biology, organic synthesis and fluorescence chemistry and the team is experienced in the creation of detection tools that enable enhanced understanding of biological processes. This acquisition brings additional proprietary assay development technologies and labelling capabilities.

The provisional fair value of identifiable assets acquired was as follows:

£m
Non-current assets
Intangible assets	0.4
Net current assets	0.6
Non-current liabilities
Deferred tax on intangibles	(0.1)

Total identifiable assets acquired	0.9
Goodwill	0.8

Total consideration	1.7

£m
Net cash outflow on acquisition
Consideration paid in cash	0.9
Acquired cash and cash equivalents	(0.3)

0.6

Net current assets comprised inventory of £0.3m, cash £0.3m trade receivables of £0.1m and trade payables of £0.1m. The goodwill recognised is attributable to the expertise of the assembled workforce.

Since the date of acquisition to 30 June 2020 the acquisition contributed £0.1m to the Group’s revenue and a profit before tax of £0.1m over the same period. The effect on adjusted profit before tax was also £0.1m.

Year ended 30 June 2019

On 24 January 2019, the Group completed the acquisition of 100% of the share capital of Calico Biolabs, Inc. (Calico), a developer of recombinant rabbit monoclonal antibodies for diagnostic and biopharmaceutical companies, for total cash consideration of $4.6m (£3.6m), of which $0.9m (£0.7m) was deferred for 12 months from the acquisition date and paid during the year ended 30 June 2020.

The acquisition strategically expanded Abcam’s leading position in rabbit monoclonal antibodies, bringing a small catalogue of ready-made antibodies for immunohistochemistry (IHC) applications in addition to custom development services.

The fair value of identifiable assets acquired was as follows:

£m
Non-current assets
Intangible assets	0.6
Net current assets	0.2

Total identifiable assets acquired	0.8
Goodwill	2.8

Total consideration	3.6

Net current assets comprised cash of £0.1m, trade receivables of £0.2m and trade payables of £0.1m. The goodwill recognised is attributable to the expertise of the assembled workforce.

Since the date of acquisition to 30 June 2019, the acquisition contributed £0.3m to the Group’s revenue and a loss before tax of £0.1m over the same period. The effect on adjusted profit before tax was also a loss of £0.1m. Had Calico been consolidated from 1 July 2018, Group revenues and profit before tax for the year ended 30 June 2019 would have been £260.5m and £56.0m, respectively.

30. Related party transactions

Remuneration of Directors and key management personnel

Key management personnel is comprised of the Non-Executive Directors, the Executive Directors and the Executive Leadership Team.

The Non-Executive Directors’ fees represent amounts received in cash and an element receivable in shares.

	Directors’ remuneration		Key management personnel (including Directors)
	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Short-term employee benefits and fees	1.6	1.6	4.3	4.3
Post-employment benefits	0.1	0.1	0.2	0.2
Share-based payments	1.8	1.6	2.3	2.1

	3.5	3.3	6.8	6.6

Directors’ transactions

During the year, the Group made purchases from companies related to Directors of £nil (2018/19: less than £0.1m) of which the balance outstanding at 30 June 2020 was £nil (2019: £0.1m). Total sales to companies related to the Directors was less than £0.1m (2018/19: less than £0.1m), of which less than £0.1m (2019: less than £0.1m) was outstanding as at 30 June 2020.