Form 20-F
period 2021-12-31
Abcam plc
filed 2022-03-14
CIK 1492074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Alan Hirzel

Chief Executive Officer

Telephone: +44 (0) 1223 696000

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value £0.002 per share*	ABCM	The Nasdaq Global Select Market

*

The ordinary shares are represented by American Depositary Shares, which are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report: 228,883,639 ordinary shares, nominal value of £0.002 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒    No  ☐

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

Auditor Firm Id: 876	Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: Cambridge, United Kingdom

i

ii

GENERAL INFORMATION

Except where the context otherwise requires or where otherwise indicated, all references in this Annual Report to the terms “Abcam,” the “Company,” the “Group,” “we,” “us,” “our company” and “our business” refer to Abcam plc, together with its consolidated subsidiaries as a consolidated entity.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Annual Report includes our audited consolidated financial statements as of and for the fiscal years ended December 31, 2021, June 30, 2020 and 2019, and the six months ended December 31, 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

This Annual Report also includes our financial data as of and for the 12-months ended December 31, 2020 for the purpose of providing meaningful comparisons with the audited consolidated financial statements as of and for the fiscal year ended December 31, 2021. None of our financial statements were prepared in accordance with U.S. GAAP. Our financial information is presented in pounds sterling. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.35, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated. All references in this Annual Report to “$” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.

Our fiscal year begins on January 1 and ends on December 31. On June 1, 2021, our board of directors approved a change of fiscal year end from June 30 to December 31. Throughout this Annual Report, we refer to the 12-months ended June 30, 2020 and 2019 as fiscal years and we do not refer to the 12-months ended December 31, 2020 as a fiscal year, as those periods predated the change of fiscal year end.

Certain monetary amounts, percentages, and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Revisions to Previously Reported Financial Information

In March 2021, the IFRS Interpretations Committee (“IFRIC”) published an agenda decision on how an entity should account for costs of configuring or customizing application software in a Cloud Computing or Software as a Service (“SAAS”) arrangement. As a result of this change in accounting policy, we revised our audited consolidated financial statements as of and for the fiscal years ended December 31, 2021, the six months ended December 31, 2020, and the fiscal years ended June 30, 2020 and 2019. See Note 1(d) to our consolidated financial statements included elsewhere within this Annual Report for more information.

MARKET AND INDUSTRY DATA

Within this Annual Report, we reference information and statistics regarding the industries in which we operate, including the life science industry. We are responsible for these statements included in this Annual Report. We have obtained industry, market and competitive position data from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as reports by CiteAb, a compiler and provider of citation data to the life science industry that uses its proprietary text mining technology and extensive human validation to search millions of scientific publications, and Pivotal Scientific.

Our estimates of our addressable market include several key assumptions based on our industry knowledge, industry publications, and third-party research, as well as other surveys. Moreover, these estimates of our addressable market are based on analyzing five specific markets, their current market size value and their estimated growth rates. These markets include: (1) Immunohistochemistry (a type of tissue diagnostic), (2) Tissue Diagnostic, (3) Diagnostic Specialty Antibody Market, (4) Research Antibodies and (5) Therapeutic Antibodies. The information and data we have relied on in determining our estimates is obtained from:

(i) MarketsandMarkets; (ii) Grand View Research; (iii) Market Data Forecast; (iv) Market Study Report; (v) Future Market Insight; (vi) Transparency Market Research; (vii) Mordor Intelligence; (viii) Nova One Advisor; (ix) Research and Markets; (x) Biospace; and (xi) Polaris Market Research. While we believe that our internal assumptions are reasonable, the sources we have relied on may be based on a small sample size and may fail to accurately reflect market opportunities. Moreover, no independent source has verified such assumptions, and we did not commission any of the market and industry data presented in this Annual Report. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed.

Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. We cannot guarantee the accuracy or completeness of any such information contained in this Annual Report. Forecasts and other forward-looking information are subject to uncertainty and risk due to a variety of important factors, including those described in this Annual Report. See Item 3.D. “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “®”or“™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. These forward-looking statements are contained principally in Item 3.D. “Risk Factors,” Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.” In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations are forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.

Many important factors could adversely impact our business and financial performance, including but not limited to those discussed under the caption “Risk Factor Summary” below and in Item 3.D. “Risk Factors” of this Annual Report. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D. “Risk Factors” of this Annual Report. You should carefully consider these risks and uncertainties when investing in our ADSs. Principal risks and uncertainties affecting our business include the following:

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainty described below, together with all of the other information in this Annual Report, before deciding to invest in our ADSs. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

A regional or global health pandemic, including COVID-19, could severely affect our business, operating results and financial condition due to impacts on our operations and supply chains, as well as actions taken to contain the disease or treat its impact and the speed and extent of the recovery.

We engage in business globally, which subjects us to a number of unpredictable or unexpected risks and factors outside our control, including risks associated with public health crises such as epidemics and pandemics. In December 2019, a novel coronavirus (SARS-CoV-2) was reported and in March 2020, the World Health Organization (“WHO”) characterized the COVID-19 outbreak as a pandemic. The COVID-19 pandemic has adversely affected global economies, financial markets and the overall environment in which we do business, and the extent to which it may impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic is adversely affecting, and is expected to continue to adversely affect, elements of our business (including elements of our operations, supply chains and distribution systems) as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Many employers in our primary locations of business, including the United States, United Kingdom and China, temporarily closed sites and required their employees to work from home or not work at all. These site closures included some of our customers’ labs, which have caused and may continue to cause customers to delay or forego purchases of our products. During the pandemic, we have experienced significant and unpredictable reductions or increases in demand for certain of our products and may continue to experience such unpredictability in the future. Further, as the research community began to focus on COVID-19, other types of research were put on hold, which resulted in many of our customers’ research labs being forced to temporarily shut down or to operate at reduced capacity. As a substantial majority of our catalogue revenue is purchased for research use only, these shutdowns and reductions in capacity have negatively impacted the global demand for our products, which has resulted in slower than expected revenue growth. We also saw a reduction in demand due to the ongoing COVID-19 pandemic, particularly in North America where the number of COVID-19 cases is rising in several states with large research lab demand. While many of our customers’ labs have reopened, such labs may be required to continue to operate at reduced capacity, and there can be no assurance that our customers will not be subject to further shutdowns or reductions in capacity in the future, which could have a material adverse effect on our business and results of operations. As the impact of the COVID-19 pandemic remains uncertain, we may continue to experience slower than normal sales activity.

In an effort to halt the outbreak of COVID-19, many countries throughout the world have placed significant restrictions on travel, and many jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to support our operations and customers, the ability of our employees to get to their workplaces to produce products and provide services and the availability of materials for production of our products, as well as significantly hinder or increase the costs associated with our products from moving through the supply chain. Despite the roll out of vaccines in many of our countries in which we operate, due to uncertainties that will be dictated by the length of time that the COVID-19 pandemic and related disruptions continue, there can be no assurance that our operations will not continue to be adversely impacted.

During the COVID-19 pandemic, we asked that all employees who are able to do so work remotely, and it is possible that widespread remote work arrangements could have a negative impact on our operations, the execution of our business plans and productivity and availability of key personnel and other employees necessary to conduct our business, and of third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in consumer privacy, IT security and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

Further, in connection with the global COVID-19 pandemic and in an effort to increase the wider availability of needed medical and other supplies and products, we may elect to, or governments may require us to (for example pursuant to the U.S. Defense Production Act), allocate our products in a way that adversely affects our regular operations and financial results, results in differential treatment of customers and/or adversely affects our reputation and customer relationships. Although we do not currently elect to, nor have we been required to, allocate our products in this way, there can be no assurance that we will not have to allocate our products in this way in the future. In addition, unpredictable increases in demand for certain of our products could exceed our capacity to meet such demand, which could adversely affect our financial results and customer relationships and result in negative publicity.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as vaccine and booster rollouts, impact of vaccine hesitancy, the severity and transmission rate of the virus and variants, and the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, suppliers and partners. Such impact on our business, cash flows and/or financial condition, and results of operations could be material.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We may face challenges in implementing our strategies for revenue growth in light of competitive challenges.

We face significant competition from a diverse and fragmented base of competitors, many of whom focus on specific regions, customers and/or specific product segments. Competitors range from smaller, specialized companies, which may be able to more quickly respond to customers’ specific needs, to large multinational companies who provide a full suite of products to research labs, which may have greater financial, marketing, operational and research and development resources than we do. Such greater resources may allow our competitors to respond more effectively with new, alternative or emerging technologies. In addition, consolidation trends in the pharmaceutical, biotechnology and diagnostics industries have created concentrated purchasing decisions for some customers, resulting in increased pricing pressure on us. Moreover, customers may believe that consolidated businesses are better able to compete as sole-source vendors and therefore, prefer to purchase from such businesses. New procurement channels, such as e-procurement and aggregators, may prove more attractive to customers through better delivery of products or blocking other channels where we have strength, and a failure by us to sufficiently engage and participate in these channels may lead to a loss of customer relationships. Failure to anticipate and respond to our competitors’ actions may impact our future sales and earnings, in particular failure to react to competitors strengthening their brand, marketing or customer experience may negatively impact our ability to attract and retain customers.

We are pursuing a number of strategies to maintain and improve our revenue growth, including:

•	increase usage of our research use only (“RUO”) antibodies and grow sales over time;

•	grow our product portfolio and expand within adjacent markets;

•	expand our product offering for diagnostic and biopharmaceutical companies;

•	enhance our digital platform and online presence;

•	strengthen our teams, systems and infrastructure to support our growth; and

•	selectively pursue strategic acquisitions.

We may not be able to successfully implement these strategies, and these strategies may not result in the expected growth of our business. Failure to anticipate and respond to our competitors’ actions may adversely affect our business, financial condition and results of operations.

We must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive.

We sell our products in industries that are characterized by significant technological changes, frequent new product and technology introductions and enhancements and evolving industry standards. As a result, our customers’ needs continue to evolve. If we do not appropriately innovate and invest in new products or technologies, our product offerings may become less desirable in the markets we serve, and our customers could move to new technologies offered by our competitors or even choose to make products themselves. Though we believe customers in our markets display a significant amount of loyalty to a particular product, we also believe that because of the initial time investment required by many of our customers to reach a purchasing decision for a new product, it may be difficult to regain that customer once the customer purchases a product from a competitor. In order to maintain positive relationships with and maintain the trust of our customers, it is crucial that we are able to continue to innovate and create new products that directly support our customers’ research goals in a cost effective, timely and efficient manner. If our competitors are able react more directly and effectively to a customer’s specific demand, this could harm our ability to retain our customers, even if we manufacture a product that is responsive to their needs. There is also a risk that we may invest significant amounts of time and resources into a new product or product enhancement that fails to meet our high quality standards or does not perform in the way that was intended, which could adversely affect our business. Without the timely introduction of new products, services and enhancements to existing products or adequately meeting the changing demands of the industry, our offerings will likely become less competitive over time, in which case our competitive position, sales and operating results could suffer. Further, if a competitor were able to create a product or service that either eliminated or reduced the need for RUO antibodies and the related tools and solutions, or if there were an innovative development in the industry that made the use of antibodies no longer necessary for life science research, this could have a material adverse effect on our business and results of operations. Accordingly, we focus significant efforts and resources on the research, development and identification of new products and services that are attractive to our customers and gain acceptance in the markets we serve to further broaden our offerings. It can take significant time to identify an unmet customer need and develop a product to meet that need, and to the extent we fail to adequately anticipate or meet our customers’ needs or fail to obtain desired levels of market acceptance, our business, financial condition or results of operations could be adversely affected.

Our estimates of our addressable market include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. If any of our assumptions or estimates, or these publications, research, surveys or studies prove to be inaccurate, then the actual market for our products may be smaller than we expect, and as a result, our product revenue may be limited and our business, financial condition or results of operations could be adversely affected.

We may not successfully identify or integrate acquired businesses or assets into our operations or be able to fully recognize the anticipated benefits of businesses or assets that we acquire.

A key element of our business strategy is to complement our organic growth with acquisitions. We routinely explore acquiring other businesses and assets, and we have completed six acquisitions in the last three years, including: BioVision, Inc. (“BioVision”) in October 2021, Marker Gene Technologies, Inc. in March 2020, the gene editing platform and oncology product portfolio of Applied StemCell, Inc. in January 2020, the proteomics and immunology businesses from Expedeon AG in January 2020, the entire live cell line and lysates portfolio of EdiGene Inc. in July 2019 and Calico Biolabs Inc. in January 2019. In addition, we have acquired minority interests in SomaServe Limited and BrickBio Inc.

However, we may be unable to identify or complete promising acquisitions for many reasons, including any misjudgment of the key elements of an acquisition, competition among buyers, the high valuations of businesses in our industry, the need for regulatory and other approvals, lack of internal resources to actively pursue all attractive opportunities and availability of capital. When we do identify and complete acquisitions, we may face financial, managerial and operational challenges, including diversion of management attention and resources needed for existing operations, difficulty with integrating acquired businesses, acquiring business that are not consistent with our long-term strategies, integration of different corporate cultures, increased expenses, potential dilution of our brand, assumption of unknown liabilities, indemnities, potential disputes with the sellers and the need to evaluate the financial systems of and establish internal controls for acquired entities. Further, we seek out acquisitions of companies that maintain the same high quality standards that we maintain, and if we misjudge or overestimate a company’s product quality standards, we may not be able to use these products or implement the strategies that were the primary reason for the acquisition, which would lead to a significant loss both financially and in time spent by our teams trying to integrate the product or implement the strategy. There can be no assurance that we will engage in any additional acquisitions or that we will be able to do so on terms that will result in any expected benefits.

In addition, our ability to realize the benefits we anticipate from our acquisition activities, including any anticipated sales growth, cost synergies and other anticipated benefits, will depend in large part upon whether we are able to integrate such businesses efficiently and effectively. Integration is an ongoing process, and we may not be able to fully integrate such businesses smoothly or successfully, and the process may take longer than expected. Further, the integration of certain operations and the differences in operational culture following such activity will continue to require the dedication of significant management resources, which may distract management’s attention from day-to-day business operations. There may also be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. If we are unable to successfully integrate the operations of acquired businesses into our business, we may be unable to realize the sales growth, cost synergies and other anticipated benefits of such transactions, and our business, results of operations and cash flow could be adversely affected.

Our business may be harmed if our customers discontinue or spend less on research, development, production or other scientific endeavors.

A majority of our revenue is derived from consumers who are publicly funded through research grants. We have three primary categories of customers including: academic institutions, research institutions and pharmaceutical, biotechnology and diagnostic companies. Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities. For example, the United Kingdom’s withdrawal from the European Union has caused, and is likely to continue to cause, uncertainty in the European markets regarding the availability of public funding for research, which has had an indirect, but not significant, impact on our U.K. business. Fluctuations in the research and development budgets of our customers could have a significant effect on the demand for our products. Our customers determine their research and development budgets based on several factors, including the need to develop new products, continued availability of governmental and other funding, competition and the general availability of resources. If research and development budgets are reduced, or if any funding source were to influence customer selection toward another supplier, the impact could adversely affect our business, financial condition and results of operations.

Our business depends on our ability to use and access information systems, and any failure to successfully maintain these systems or implement new systems to handle our changing needs could materially harm our operations.

We depend on standardized procedures and multiple information systems, including our online platform and distribution and ERP systems, for our operations, customer service and quality and safety procedures.

Furthermore, we rely on information technology systems to process, transmit, store and protect electronic information, including confidential customer, supplier, employee or other business information. Through our online platform, we collect and store confidential information that customers provide in order to, among other things, purchase products and services and register on our website.

We are currently updating our systems and processes by implementing Oracle Cloud ERP and other software solutions to replace our legacy IT systems on a scale reflecting the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ability to timely and accurately process information. Further, any significant delay, failure, increase in costs of this project, or any issues in transitioning from our legacy systems to new information systems could have a negative impact on our ability to upgrade our information systems and may consequently adversely affect our business, financial condition and results of operations, see Item 15. “Controls and Procedures”. We utilize commercially available third-party technology solutions, software and software systems with some proprietary configurations. We also store data using third-party cloud services. Our information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, vandalism, catastrophic events, natural disasters, terrorist attacks, hackers and other security issues as well as human error. Given the age and lack of support of some of our legacy systems, these risks may be greater. If our information systems are damaged, fail to work properly or otherwise become unavailable, particularly in light of the COVID-19 pandemic, we may incur substantial costs to repair or replace them, and we may experience a loss of critical information, customer disruption and interruptions or delays in our ability to perform essential functions and implement new and innovative services. If the cloud service providers we use were to experience unplanned downtime, delays or other issues delivering data to our information technology systems, including due to increased usage during the COVID-19 pandemic, it could significantly and adversely impact business operations. A compromise of our information systems or those with which we interact could harm our reputation and expose us to regulatory actions and claims from customers and other persons, any of which could adversely affect our business, financial condition and results of operations.

In addition, we may not have the necessary resources to enhance existing information systems or implement new systems where necessary to handle our increasing volume and/or our changing needs, and we may experience unanticipated delays, complications and expenses in implementing and integrating our systems. Any interruptions in operations would adversely affect our ability to properly allocate resources and timely deliver our products, which could result in customer dissatisfaction. We currently rely on certain legacy systems that are no longer supported by the manufacturers, with only a small number of current employees able to maintain these systems. Any failure of these systems could have a significant business impact. The failure to successfully implement and maintain information systems could have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our sales and profit margins, any of which could adversely affect our business, financial condition and results of operations.

Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements.

The integrity and protection of our own data, and that of our customers and employees, is critical to our business. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve. Implementing and maintaining compliance with applicable security and privacy regulations may increase our operating costs and/or adversely impact our ability to market our products and services to customers. Although our computer and communications hardware are protected through physical and software safeguards, they are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses and similar events. These events could lead to the unauthorized access, disclosure and use of non-public information.

We could be subject to risks caused by misappropriation, misuse, leakage, falsification, system malfunction or intentional or accidental release or loss of information maintained in our information systems and networks and those of our OEM suppliers. In addition, the companies we acquire (as well as contractors, consultants, business partners, and/or other third parties that we work with) may not maintain the same high-quality physical and software safeguards and information and technology systems and controls to prevent cyber security threats that we maintain. Further, these third parties may be vulnerable to breakdown, intrusions, or other damage or interruption from service interruptions, system malfunctions, natural disasters, terrorism, cyberattack, and telecommunication and electrical failures, as well as security breaches from their own inadvertent or intentional actions. There may also be pre-existing cybersecurity incidents or risks that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. Moreover, the techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. We are also reliant on the quality of our training of employees to allow them to spot and appropriately respond to cyber security threats.

We have been subject to a number of actual and attempted cyber attacks such as through phishing scams and require employees to remain vigilant to ensure that such attempts are unsuccessful. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, customers could curtail or cease using its applications, and we could lose trade secrets, the occurrence of which could harm our business. If we are unable to maintain reliable information technology systems and appropriate controls with respect to global data privacy and security requirements and prevent data breaches, we may suffer regulatory consequences in addition to business consequences. As a global organization, we are subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of our business. There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks, and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings and liability under federal or state laws that protect the privacy of personal information, such as the HIPAA and the Health Information Technology for Economic and Clinical Health Act and may result in regulatory penalties. Notice of breaches must be made to affected individuals, the United States Department of Health and Human Services (“HHS”), and for extensive breaches, notice may need to be made to the media or state Attorneys General. Such a notice could harm our brand and reputation and adversely affect our ability to compete.

Additionally, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) (the “GLBA”) restricts certain collection, processing, storage, use and disclosure by covered companies of certain personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain non-public or otherwise legally protected information. The GLBA also imposes requirements regarding the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, many U.S. states in which we operate now or may operate in the future have laws that protect the privacy and security of sensitive and personal information. Certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which went into effect on January 1, 2020, imposes stringent data privacy and security requirements and obligations with respect to the personal information of California residents and households. Among other things, it requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information that may increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced, and multiple states have enacted or are expected to enact similar laws. The effects of the CCPA and other similar state laws on our business are potentially significant and may require us to modify our data processing practices and policies and to incur costs and expenses in an effort to comply. State laws are changing rapidly, and there is discussion in U.S. Congress of a new federal data protection and privacy law to which we may be subject.

In Europe, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the European Economic Area (the “EEA”), the collection and use of personal data is governed by the provisions of the General Data Protection Regulation (the “GDPR”). The GDPR came into effect in May 2018, superseding the European Union Data Protection Directive and imposing more stringent data privacy and security requirements on companies in relation to the processing of personal data of European Union (“EU”) data subjects. The GDPR, together with national legislation, regulations and guidelines of EU member states govern the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates; providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

Fines for certain violations of the GDPR are significant, e.g. up to 4% of a company’s global annual revenue or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by customers and data subjects. European data protection authorities may interpret the GDPR and national laws differently and` impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA. Guidance on implementation and compliance practices is often updated or otherwise revised. From January 1, 2021, we are subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million / £17.5 million or 4% of global turnover.

We are also subject to EU and United Kingdom rules with respect to cross-border transfers of personal data out of the EEA and the United Kingdom, respectively. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. Most recently, on July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to US entities who had self-certified under the Privacy Shield scheme.

While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place. The European Commission has published revised standard contractual clauses for data transfers from the EEA: the revised clauses have been mandatory for relevant transfers since September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. The United Kingdom’s Information Commissioner’s Office has published new data transfer standard contracts for transfers from the UK under the UK GDPR. This new documentation will be mandatory for relevant data transfers from September 21, 2022; existing standard contractual clauses arrangements must be migrated to the new documentation by March 21, 2024.

Several other countries, such as China and Russia, have also passed laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions, which could increase the cost and complexity of delivering our products and services.

We are also reliant on certain manual processes for collecting and processing data, and any failures in these processes or failure to handle the data collected in accordance with relevant regulations could lead to enforcement actions. Complying with all applicable laws, regulations, standards and obligations relating to data privacy, security and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in significant fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition and results of operations. We may not be able to respond quickly or effectively to regulatory, legislative and other developments, and these changes may in turn impair our ability to commercialize our products or increase our cost of doing business. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions or reputational damage. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have rapidly expanded our operations and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel and maintain manufacturing facilities and distribution networks in several geographic locations. Across a range of business areas, we currently use systems and processes that are overly manual and reaching the limit of their scalability, and as we continue to grow and expand our business, these systems and processes will become outdated and will need to be replaced with more automated and up-to-date systems to maintain our growth. These systems and processes also interact with our inventory management and demand planning, and any failure in these systems or in the transition to updated systems may make it more likely we do not adequately anticipate and plan for business growth, potentially resulting in increased times for order fulfilment, order backlogs, reduced customer satisfaction and reduced order conversion. In addition, given the rapid growth of our business on these overly manual systems, there may be certain contractual terms, including royalties, that are not properly monitored. We may not be able to manage our expansion effectively, and failure to update and replace these systems and processes may adversely affect our reputation, business, financial condition and results of operations.

We are also continuously expanding our product portfolio and establishing and developing these new products requires significant management time and attention. If these products do not achieve the anticipated success or require greater levels of time and investment to reach the expected levels, it could adversely affect our business, financial condition and results of operations. Failure to appropriately integrate new products and business lines into our existing operations and systems can also affect the success of these products, and failure to adequately anticipate and plan for this integration could affect the success of these products and may also negatively impact our existing product offerings.

Significant interruptions in our operations could materially harm our business, financial condition and results of operations.

Manufacturing, distribution, service and logistics problems can and do arise, particularly in light of the COVID-19 pandemic, and any such problems could have a significant impact on our business, financial condition and results of operations. Accordingly, any significant disruptions to the operations of our manufacturing or distribution centers or logistics providers for any reason, including labor relations issues, power interruptions, severe weather, fire or other circumstances beyond our control could cause our operating expenses to increase without coverage or compensation or seriously harm our ability to fulfill our customers’ orders or deliver products on a timely basis, or both. We must also maintain sufficient production capacity in order to meet anticipated customer demand, which carries fixed costs that we may not be able to offset if orders slow, which would adversely affect our operating margins. If we are unable to manufacture or source our products consistently, in sufficient quantities and on a timely basis, our sales, gross margins and our other operating results will be materially and adversely affected. Prompt shipment of our products is also very important to our business. We have experienced problems with or delays in our production, shipping and logistics capabilities, including as a result of the COVID-19 pandemic, that resulted in delays in our ability to ship finished products, and there can be no assurance that we will not encounter such problems in the future. If we experience significant delays in our manufacturing, shipping or logistics processes, this could cause disruption to our customers and damage our current and future customer relationships and may adversely affect our business. Such delays may also adversely impact our new product development. For example, if we were to lose one of our sites where new product development is undertaken, we may not be able to transfer or replicate that product development at another site, with the result of a loss of the time and financial costs of development of the new product. We also use small quantities of high-risk chemicals in the manufacture of certain of our products, which are subject to handling risks, and any disruption in our ability to source or appropriately store these chemicals could adversely affect our manufacturing operations.

In addition, as we are reliant on biological processes to manufacture many of our products, any loss or interruption to the systems that allow us to maintain optimal growth or storage conditions for our materials or products could lead to a loss of significant sections of our product portfolio, which may adversely affect our business, financial condition and results of operations. If a biological contaminant, such as bacteria, mold, yeasts, viruses or mycoplasma, were to affect our materials or our products, or if our materials or products were cross contaminated, it could affect the quality of our products, our inventory levels and disrupt our manufacturing and distribution processes, as well as those of our customers. We have quality control procedures in place to detect and correct such disruptions, but there can be no assurance that these procedures will always function properly. Any disruption to our manufacturing operations would disrupt our ability to serve our customers, which could have a material adverse effect on our reputation, business, financial condition and results of operations. Similarly, any contamination of our customers’ laboratories caused by our products could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation.

The products we offer are highly exacting and complex due to their biological nature and demanding customer specifications. Providing high-quality products in terms of specificity, sensitivity and consistency, together with extensive product validation data is a fundamental driver of customer loyalty and our reputation with life science researchers. Our operating results depend on our ability to execute and, when necessary, improve our global quality control systems, including our ability to effectively train and maintain our employees with respect to quality control. A failure of our global quality control systems could result in problems with facility operations or preparation or provision of defective or non-compliant products. In each case, such problems could arise for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with critical materials and components, or environmental factors and damage to, or loss of, manufacturing operations. Such problems could affect production of a particular batch or series of batches of products, requiring the destruction of such products or a halt of facility production altogether.

Our success depends on our customers’ confidence that we can provide reliable, consistently high-quality products, which includes our ability to provide validated data to support our customers’ use of our products. We believe that customers in our target markets are likely to be particularly sensitive to our products failing to meet the specifications shown on our data sheets. Our reputation and the public image of our products and technologies may be impaired if our products fail to perform as expected or fail to meet applicable quality criteria, specifications or performance standards. High-quality reagents, for example, are necessary for critical research progress; unreliable reagents may impede researchers’ ability to reproduce experiments and can lead to wasted time and money. If our products experience, or are perceived to experience, a material defect or error, this could result in loss or delay of sales, damaged reputation, diversion of development resources and increased insurance or warranty costs, any of which could harm our business. These risks are amplified in respect of our new product lines as we implement appropriate quality control criteria. We are reliant to an extent on customer feedback on the quality of our products, and it may take additional time for new products to meet the desired quality. Such defects or errors could also result in our inability to timely deliver products to our customers, which could in turn cause disruptions to our customers’ ability to obtain results, narrowing the scope of the use of our products and ultimately hindering our or their success in relevant markets. Even after any underlying concerns or problems are resolved, any lingering concerns in our target markets regarding our technology, product defects or performance standards could continue to result in lost sales, delayed market acceptance and damaged reputation, among other things. If problems in preparation or manufacture of a product or failures to meet required quality standards for that product or other product defects are not discovered before such product is released to our customers, we may be subject to adverse legal or regulatory actions, including halting of manufacture and distribution, restrictions on our operations, civil sanctions, including monetary sanctions, and criminal actions. In addition, such problems or failures subject us to other litigation claims, including claims from our customers for reimbursement for the cost of lost or damaged materials. Our customers also require specific information regarding our products and their uses, and any inaccuracies in this information could lead to products being sold for the wrong uses and may result in our having to refund or replace the products in question. Any of the above problems may adversely affect our reputation, business, financial condition and results of operations.

If we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand and reputation are of significant importance to the success of our business. We work to set a very high standard for the quality of our products and our ethical business practices, and we believe that this has been crucial to our success. We have employed and will continue to employ different types of consumer experience and interaction touchpoints designed to gauge consumer satisfaction with our products, including our customer website, e-sales and digital marketing, and we also engage in rigorous product validation in order to continue to improve our product quality. We cannot assure you, however, that these activities will be successful or that we will be able to continue to maintain our brand and reputation as we expect. If our brand strength deteriorates, or if our brand is no longer associated with high-quality products, it could lead to fewer publication citations for our products, which could in turn further weaken our brand recognition and reputation. Customers often choose the most-cited brand or product, and if another brand were to overtake ours in frequency of citations, our business could be adversely affected. In addition, our competitors may increase the intensity of their consumer interactions or customer feedback processes, which may force us to increase our advertising spend to engage with our customer base and maintain brand and reputational awareness. Our ability to attract and retain customers is also influenced by our prominence in search engines. Any changes to our prominence in search engines, whether as a result of revised algorithms, improved search engine optimization by our competitors or failure to respond to changes in online activity may negatively impact our brand and reputation or to convert customer interactions into sales.

In addition, any negative publicity relating to our products or services, regardless of its veracity, could harm our brand and the perception of our brand in the market. With an increasing global focus on ethical business practices and good corporate behavior, and with such issues directly influencing consumer behavior, any failure to achieve or maintain the levels of corporate governance, social and environmental impact and corporate behaviors expected of us, including demonstrating dedication to the benefits of diversity, could negatively impact our brand and reputation. If our brand is harmed, we may not be able to gain new customers or continue to maintain positive relationships with our customers, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Part of our growth strategy is to increase direct customer interactions in multiple countries. Failure to anticipate and react to particular geographic requirements and sensitivities may have a negative impact on our brand and reputation, which may result in a decrease in sales or sales growth in such countries, which may adversely affect our business, prospects, financial condition and results of operations.

The loss of a significant number of customers or a reduction in orders from a significant number of customers could reduce our sales and harm our operating results.

Our operating results could be negatively affected by the loss of revenue from a significant number of our customers. Our sales are widely distributed, and many of our customers typically place smaller value orders in high volumes. We have other customers with whom we maintain close business relationships, working closely to build the specific custom tools they need, which will then become part of our product portfolio. These relationships often present larger commercial opportunities, and our operating results could be adversely affected by the loss of a significant number of these customers, particularly during the product development phase. For the year ended December 31, 2021, no single customer accounted for more than 2% of our revenue.

Though we often offer pricing and volume incentives, our customers are generally not obligated to purchase any fixed quantities of products, and they may stop placing orders with us at any time. If a significant number of customers purchase fewer of our products, defer orders or fail to place additional orders with us for any reason, our sales could decline, and our operating results may not meet our expectations. In addition, if those customers order our products, but fail to pay on time or at all, our liquidity and operating results could be adversely affected.

Our contracts generally do not contain minimum purchase requirements, and the majority of our sales are on a purchase order basis. Therefore, our sales are subject to changes in demand from our customers. The level and timing of orders placed by our customers vary for a number of reasons, including individual customer strategies, the introduction of new technologies, the desire of our customers to reduce their exposure to any single supplier and general economic conditions. If we are unable to anticipate and respond to the demands of our customers, if we have an inadequate supply of products, insufficient capacity in our sites or if we experience any disruptions to our supply chain or distribution network, we may lose customers. Alternatively, we may have excess inventory or excess capacity, and either of these factors may have a material adverse effect on our business, financial condition and results of operations.

Though we do generate a portion of our sales from long-term contracts, the majority of these contracts are non-exclusive and do not require a minimum purchase volume. This makes it difficult to estimate our customers’

demand for our products and our critical material and component needs. In addition, though we believe customers in our markets display a significant amount of loyalty to a particular product, we may not be able to renew a contract on favorable pricing terms if our competitors reduce their prices in order to procure business, or if a customer insists that we lower the price charged under the contract being renewed in order to retain the contract. In addition, if we enter into a contract with a customer on unfavorable terms, it may harm our ability to negotiate our future contracts with that customer or with other customers. The loss of sales obtained through long-term contracts or the reduced profitability of such sales could adversely affect our business, financial position and results of operations.

Our business, financial condition and results of operations depend upon the availability of critical materials and components.

Our operations depend upon our ability to obtain high-quality third-party products and materials meeting our specifications and other requirements at reasonable prices, including various components, storage and growth media and other materials. Our ability to maintain an adequate supply of such critical materials and components could be impacted by the availability and price of those materials and maintaining relationships with suppliers. While we may seek to minimize the impact of price increases and potential shortages by, among other things, entering into long-term supply agreements, increasing our own prices and implementing cost-saving measures, our earnings and cash flows could be adversely affected in the event these measures are insufficient to cover our costs. Moreover, while we aim to maintain a large network of product suppliers, we are unable to predict any interruption or disruption in service from our key suppliers, due to for example health epidemics, pandemics and other outbreaks, including the COVID-19 pandemic. Any interruption or disruption in service from particular suppliers of components and materials means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers, to the extent any alternate suppliers acceptable to us and, if applicable, to our customers, even exist. If this occurs, we could expend substantial expense and time in re-establishing relationships with third-party suppliers that meet the appropriate quality, cost and regulatory requirements needed for commercially viable manufacture of our products or in re-designing our products to incorporate different components and materials that are available from third-party suppliers. If we are unable to obtain the materials we need at reasonable prices or at all, we may not be able to produce certain of our products at a marketable price or at all. If our supply of materials and components is adversely affected, including among other reasons, as a result of the COVID-19 pandemic, we could impact our customers’ ability to conduct their research, damage our relationship with current and prospective customers and our operating results and financial condition could be adversely affected.

Moreover, we are dependent upon the ability of our suppliers to provide materials and components that meet our specifications, quality standards, other applicable criteria and delivery schedules. Our suppliers’ failure to provide expected materials or components that meet such criteria could adversely affect production schedules and contract profitability. The continued supply of high-quality third-party products and materials from our suppliers is subject to a number of risks, including:

•	the destruction of or damage to our suppliers’ facilities or their distribution infrastructure;

•	work stoppages or strikes by our suppliers’ employees;

•	the failure of our suppliers to provide materials of the requisite quality or in compliance with strict specifications;

•	the failure of essential equipment at our suppliers’ plants;

•	the failure of our suppliers to satisfy import and export control laws for goods that we purchase from them;

•	the failure of our suppliers to meet regulatory standards where applicable;

•	the failure, shortage or delay in the delivery of materials to our suppliers;

•	contractual amendments and disputes with our suppliers; and

•	inability of our suppliers to perform as a result of the weakened global economy, the COVID-19 pandemic or otherwise.

If we experience problems with suppliers, we may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us and possible forward losses on certain contracts. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business, might lead to termination of our supply agreements with our customers and might disrupt the operations of our customers leading to potential claims, any of which could adversely affect our business, financial condition and results of operations.

We are subject to risks associated with global operations.

We engage in business globally, with 65% and 64% of our catalogue revenue in the 12-months ended December 31, 2020 and the fiscal year ended December 31, 2021, respectively, coming from outside the United States. Global operations subject us to a number of risks, many of which are exacerbated by the COVID-19 pandemic, including international economic, political and labor conditions; currency fluctuations; tax laws (including U.S. taxes on foreign subsidiaries); increased financial accounting and reporting burdens and complexities; unexpected changes in, or impositions of, legislative or regulatory requirements; failure of laws to protect intellectual property rights adequately; inadequate local infrastructure and difficulties in managing and staffing international operations; delays resulting from difficulty in obtaining import or export licenses; limitations on repatriation of funds; tariffs, quotas and other trade barriers and restrictions; transportation delays; operating in locations with a higher incidence of corruption and fraudulent business practices; limitations on our ability to enforce legal rights and remedies with third parties and other factors beyond our control, including terrorism, war (including in light of the developing conflict between Russia and Ukraine), natural disasters, climate change and diseases. Overall demand for our products could be reduced as a result of a global economic recession or political unrest, especially in areas such as healthcare, education and research. Customers or suppliers may experience cash flow problems, particularly in light of the COVID-19 pandemic and related response measures, and as a result, customers have and may continue to modify, delay or cancel plans to purchase our products. Any inability of current and/or potential customers to purchase and/or pay for our products due to, among other things, declining economic conditions as a result of inflation, rising interest rates, changes in spending patterns and the effects of governmental initiatives to manage economic conditions may have a negative impact on our financial condition and results of operations.

Changes in U.S. social, political, regulatory and economic conditions or laws and policies governing the healthcare system and drug prices, foreign trade, manufacturing and development and investment in the territories and countries where we or our customers operate could adversely affect our business and our operating results.

The application of laws and regulations implicating global transactions is often unclear and may at times conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. For example, we may be exposed to any changes in national or international regulations governing the transport of biological products across borders. Non-compliance could also result in fines, damages, criminal sanctions, prohibited business conduct and damage to our reputation. We incur additional legal compliance costs associated with our global operations and could become subject to legal penalties in foreign countries if we do not comply with local laws and regulations, which may be substantially different from those in the United Kingdom or United States. Any such non-compliance, even if prohibited by our internal policies, could have an adverse effect on our business and result in significant fines or penalties.

Trade relations between China and the United States could materially and adversely affect our business.

Changes in political conditions in the United States and China and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business. We currently sell products in China and have invested, and will continue to invest, in providing localized product support, operations and technology to better serve customers in China, and if the Chinese government makes any changes to its laws or policy concerning foreign ownership of companies or assets located within China, or imposes any significant increases on tariffs on goods imported into or out of China, it could have a significant impact on our business and financial results.

In addition, because of our continuing focus on strategic investment into providing more products to the life science and academic research market in China, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that may cause our products to become less attractive. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively operate in China, which could have a material adverse effect on our business and results of operations.

As a multinational corporation, we are exposed to fluctuations in currency exchange rates, which could adversely affect our cash flows and results of operations.

International markets contribute a substantial portion of our revenue, and we intend to continue expanding our presence in these regions. The exposure to fluctuations in currency exchange rates takes on different forms. International revenue and costs are subject to the risk that fluctuations in exchange rates could adversely affect our reported revenue and profitability when translated into pounds sterling for financial reporting purposes. The majority of our revenue is denominated in U.S. dollars, and the majority of our costs are in British pounds sterling. These fluctuations could also adversely affect the demand for products and services provided by us. As a multinational corporation, our businesses occasionally invoice third-party customers in currencies other than the one in which they primarily do business (the “functional currency”). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. As our international sales grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. In the fiscal year ended December 31, 2021, currency translation had a negative effect in the amount of £10.9 million on revenue due to the exchange rate between Pound Sterling and U.S. Dollar. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”

We are subject to product liability and other claims in the ordinary course of business.

Our business involves risk of product liability, claims related to providing incorrect product information at the time of purchase and other claims in the ordinary course of business arising from the products that we source from various manufacturers or produce ourselves. Furthermore, there may be product liability risks that are unknown, or which become known in the future. Substantial, complex or extended litigation on any claim could cause us to incur significant costs and distract our management. For example, lawsuits by governmental authorities, employees, shareholders, suppliers, collaborators, distributors, customers, competitors or others could be very costly and substantially disrupt our business. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing and sales activities and to the extent that we expand our manufacturing operations. We maintain insurance policies and, in some cases, our suppliers, customers and predecessors of acquired companies have indemnified us against certain claims. We cannot assure you that our insurance coverage or indemnification agreements will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the terms and conditions of such insurance or indemnification agreement, as well as the financial viability of our and such third parties’ insurers, as well as legal enforcement under the local laws governing these arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability in developing markets, may not be readily available for purchase or cost-effective for us to purchase. Furthermore, many of our insurance policies are subject to deductibles and retentions. Accordingly, we could be subject to uninsured and unindemnified future liabilities requiring us to provide additional reserves to address such liabilities. An unfavorable result in a case for which adequate insurance or indemnification is not available could adversely affect our business, financial condition and results of operations.

We are also involved in various disputes, litigation and regulatory matters incidental to and in the ordinary course of our business, including employment matters, commercial disputes, government compliance matters, environmental matters, and other matters arising out of the normal conduct of our business. Where merited, we will vigorously defend ourselves in such matters. While the impact of this litigation has or may be immaterial, there can be no assurance that the impact of the pending and any future claims will not be material to our business, financial condition or results of operations in the future.

Our business, financial condition and results of operations depend upon maintaining our relationships with suppliers.

Our ability to sustain our gross margins has been, and will continue to be, dependent in part upon our ability to obtain favorable terms from our suppliers. These terms may change from time to time, and such changes could adversely affect our gross margins over time. In addition, our results of operations and cash flows could be adversely impacted by the acceleration of payment terms to our suppliers and/or the imposition of more restrictive credit terms and other contractual requirements. Further, if for any reason we enter into a contract with a supplier on unfavorable terms, it may harm our ability to negotiate our future contracts with that supplier or with other suppliers.

Some of our competitors are increasing their manufacturing operations both internally and through acquisitions of manufacturers, including manufacturers that supply products to us. In addition, we manufacture certain products that may compete directly with products we source from our suppliers. To date, we have not experienced an adverse impact on our ability to continue to source products from manufacturers that have been vertically integrated or otherwise compete with us, although there is no assurance that we will not experience such an impact in the future.

The loss of one or more of our large suppliers, including as a result of consolidation, a material reduction in their supply of products or provision of services to us, extended disruptions or interruptions in their operations or material changes in the terms we obtain from them, could have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth.

Our success largely depends on the skills, experience and continued efforts of our management, including our Chief Executive Officer and our senior leadership. The replacement of certain members of our global leadership team would likely involve the expenditure of significant time and financial resources, and the loss of any such individual may significantly delay or prevent the achievement of our business objectives. As we continue to grow, our success also depends on our ability to attract, motivate and retain highly qualified individuals who will also fit within the Abcam culture. Competition for senior management and other personnel in our industry is intense, and the pool of suitable candidates is limited. If qualified personnel become scarce or difficult to attract or retain in our industry for compensation-related or other reasons, we could experience higher labor, recruiting or training costs. Further, new hires may require significant training and time before they achieve full productivity and may not become as productive as we expect. The failure to attract, retain and properly motivate members of our senior management team and other employees, to find suitable replacements for them in the event of death, illness or their desire to pursue other professional opportunities, or to maintain our corporate culture as we continue to grow, could have a negative effect on our operating results.

We are also reliant on contractors in certain key operational roles. While we are seeking to replace such contractors with permanent employees, until such appointments are made, we are subject to the risk inherent in the use of contractors, including the risk that they accept an alternative engagement or that they are not sufficiently motivated, incentivized or aligned to our commercial objectives.

We may be required to record a significant charge to earnings if our goodwill and other amortizable intangible assets or other investments become impaired.

We are required under IFRS to test goodwill for impairment at least annually and to review our goodwill, amortizable intangible assets and other investments, including those acquired through acquisition activity, for impairment when events or changes in circumstance indicate the carrying value may not be recoverable.

Factors that could lead to impairment of goodwill, amortizable intangible assets and other investments, including those acquired through acquisitions, include significant adverse changes in the business climate and actual or projected operating results and declines in the financial condition of our business. For example, for the fiscal year ended December 31, 2021, we experienced an impairment charge of £2.1 million as a result of a software asset developed as part of the ERP project that was no longer required. In this same period, we experienced an impairment charge of £1.1 million in internally developed technology assets related to AxioMx, Inc. for which the technology developed will not be used. The assets were capitalized in 2020. In addition, for the 12-months ended December 31, 2020, we experienced an impairment charge of £14.9 million that was related to the full impairment of the acquisition intangible in respect of our in vitro monoclonal antibody production technology that we acquired from AxioMx, Inc. in 2015 and subsequent post-acquisition expenditures that were capitalized. This arose following an appraisal of the ability to utilize at scale this technology, whereby, although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to further pursue active development and substantive utilization of this specific acquired technology. Additionally, in the fiscal year ended June 30, 2019, we experienced an impairment of software assets under construction of £12.8 million as a result of changes in the scope and nature of our ERP project and the corresponding usability of historical work performed on certain outstanding modules. We may be required in the future to record additional charges to earnings if our goodwill, amortizable intangible assets or other investments become impaired. Any such charge would adversely impact our financial results.

Our reputation, ability to do business and results of operations may be impaired by improper conduct by any of our employees, agents or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents or business partners of ours (including third-party suppliers, distributors or of businesses we acquire or partner with) that would violate U.S. and/or other national laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced corruption to some degree. All of our employees are required to undertake regular training on topics like anti-bribery, corruption and data protection legislation, among others. Additionally, we require our suppliers and distributors to sign up and abide by our Supplier and Distributor Codes of Conduct; however, there can be no assurance that our employees, suppliers and distributors will not engage in improper actions. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions, and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and could cause us to incur significant legal and investigatory fees. In addition, a government may seek to hold us liable as a successor for violations committed by companies in which we invest or that we acquire. We also rely on our suppliers to adhere to our supplier standards of conduct, and material violations of such standards of conduct could occur that could have a material effect on our business, reputation, financial condition and results of operations.

The indemnification provisions of acquisition agreements by which we have acquired companies or businesses may not fully protect us, and we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies or businesses require the former owners to indemnify us against certain liabilities related to the operation of the company or business before we acquired it. In most of these agreements, however, the liability of the former owners is limited, and certain former owners may be unable to meet their indemnification responsibilities. While we have limited escrow and retention agreements in place relating our acquisitions, these may not be enough to cover our exposure if a significant liability arose in connection with any acquisition agreement. We cannot assure you that these indemnification provisions, escrow agreements and retention agreements will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our business, financial condition and results of operations.

Certain aspects of our business rely on relationships with collaborative partners, distributors and other third parties for development, supply and marketing of certain products and potential products, and such collaborative partners or other third parties could fail to perform sufficiently.

We believe that success in penetrating certain geographic markets depends in part on our ability to develop and maintain relationships with key distributors. Relying on distribution relationships is risky because, among other things, our distributors may: not devote sufficient resources to the sales of our products; fail to obtain approvals necessary to distribute our products; be acquired by other companies and terminate our distribution agreements or become insolvent; or decline to renew existing agreements on acceptable terms. Because these and other factors may be beyond our control, the distribution of our products in certain jurisdictions may be delayed or otherwise adversely affected. If we or any of our distributors terminate a distribution agreement, we may be required to devote additional resources to commercialization and distribution, which could adversely affect our business, financial condition and results of operations.

Changes in our tax rates, unavailability of certain tax credits or reliefs or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments for prior periods.

We are affected by various U.S. and non-U.S. taxes, including direct and indirect taxes imposed on our global activities, such as corporate income, withholding, customs, excise, value-added, sales and other taxes. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is not fully certain.

The amount of income tax we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. If audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities, and our financial statements could be adversely affected. Any further significant changes to the tax system and tax rates in the United States or in other jurisdictions (including changes in the taxation of international income as further described below) could adversely affect our business, financial condition and results of operations.

We carry out extensive research and development activities, and as a result, we benefit in the United Kingdom from HMRC’s research and development expenditure credit (“RDEC”), which provides relief against U.K. corporation tax. Broadly, RDECs provide a tax credit currently equal to 13% of “qualifying research and development expenditure” made from April 1, 2020 (the rate was previously 12% of qualifying research and development expenditure made from January 1, 2018 to March 31, 2020) by certain companies where certain criteria are met. Based on criteria established by HMRC, a portion of expenditures incurred in relation to our research and development and manufacturing development activities are eligible for RDEC relief. Our qualifying research and development expenditures largely consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive revenue and are loss generating. To the extent a company cannot utilize the RDEC against U.K. corporation tax, then certain rules apply that allow the RDEC to reduce the tax liability of certain specified taxes, and to the extent it is not possible to utilize the RDEC in full, then the net tax credit is repaid to the company by HMRC.

We also benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.

If, however, there are unexpected adverse changes U.K. tax legislation governing the RDEC scheme or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, in full or in part, then our business, results of operations and financial condition may be adversely affected.

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The U.S. Congress, government agencies in non-U.S. jurisdictions where we and our affiliates do business, and the Organization for Economic Cooperation and Development (“OECD”) have recently focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for addressing base erosion and profit shifting.

As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, whether a permanent establishment exists in a particular jurisdiction, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. For example, if the taxing authority in one country where we operate were to reallocate income from another country where we operate, and the taxing authority in the second country did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If taxing authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to recent or proposed tax reform in the United States), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, uncertainties regarding the geographic mix of earnings in any particular period, and other factors, our estimates of effective tax rate and income tax assets and liabilities may be incorrect and our financial statements could be adversely affected. The impact of the factors referenced in the first sentence of this paragraph may be substantially different from period-to-period.

The application of indirect taxes could adversely affect our business and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to our business is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is not fully certain because it is not clear how new and existing statutes might apply to our business. A number of jurisdictions globally have introduced (or are looking to introduce) additional reporting, record-keeping or value-added tax (or similar taxes) calculation, collection and remittance obligations on businesses like ours that are engaged in ecommerce.

Further, in the United States, states are able to tax their residents on remote sales. Following the U.S. Supreme Court’s decision in 2018 in South Dakota v. Wayfair, a U.S. state may require by way of “economic nexus laws” an online seller to collect sales taxes imposed by that state, even if the seller has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements against non-U.S. companies that have historically not been responsible for state or local tax collection unless they had physical presence in the U.S. customer’s state. Such legislation could require us to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

We are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies.

The vast majority of our products are marketed and sold as being for research use only, and as such, they are not generally subject to the extensive laws and regulations that would apply if our products were to be marketed and sold for diagnostic or therapeutic use.

RUO products are regulated by the U.S. Food and Drug Administration (the “FDA”) as medical devices, and include in vitro diagnostic products in the laboratory research phase of development that are being shipped or delivered for an investigation that is not subject to the FDA’s investigational device exemption requirements. Although medical devices are subject to stringent FDA oversight, products that are intended for RUO and are labeled as RUO are exempt from compliance with most FDA requirements, including premarket clearance or approval, manufacturing requirements, and others. A product labeled RUO but which is actually intended for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and subject to FDA enforcement action. The FDA has indicated that when determining the intended use of a product labeled RUO, the FDA will consider the totality of the circumstances surrounding distribution and use of the product, including how the product is marketed and to whom. The FDA could disagree with our assessment that our products are properly marketed as RUOs, or could conclude that products labeled as RUO are actually intended for clinical diagnostic use and could take enforcement action against us, including requiring us to stop distribution of our products until we are in compliance with applicable regulations, which would reduce our revenue, increase our costs and adversely affect our business, prospects, results of operations and financial condition. In the event that the FDA requires us to obtain marketing authorization of our RUO products in the future, there can be no assurance that the FDA will grant any clearance or approval requested by us in a timely manner, or at all.

In the event that the applicable laws and regulations were to change such that our products were subject to greater regulatory control, it could have a significant impact on our ability to market and sell our products and could require us to spend significant amounts to ensure and monitor compliance with such laws and regulations such that our business, financial condition and results of operations could be adversely affected. Similarly, if we fail to appropriately market and sell our products as being for research use only, we may be found to be selling products for diagnostic use and in breach of the appropriate laws and regulations. Though we are careful to ensure that our products are clearly identified as being for research use only and have processes in place to ensure we are not selling our products to customers who may intend to use our products other than for research, including for diagnostic use, we cannot be certain that our customers will not use our products for purposes other than those for which they are manufactured, identified and marketed.

Generally, we are subject to various local, state, federal, foreign and transnational laws and regulations, which include the requirements of the FDA, the HHS and other comparable agencies and, in the future, any changes to such laws and regulations could adversely affect us. In particular, for a very small number of our products which are regulated as non-RUO medical devices, we are subject to laws and regulations concerning current good manufacturing practices and certain other requirements applicable to medical devices. We also maintain certain quality management systems accreditations at our facilities in Cambridge, United Kingdom, Hangzhou, China (ISO9001) and Fremont, California (ISO13485). Our subsidiaries may be required to register for permits and/or licenses with, and may be required to comply with the laws and regulations of, the FDA, the HHS, foreign agencies and/or comparable state agencies as well as certain accrediting bodies depending upon the type of operations and location of product distribution, manufacturing and sale. The manufacture, distribution and marketing of certain of our products are subject to extensive ongoing regulation by the FDA and other equivalent local, state, federal and non-U.S. regulatory authorities. In addition, we are subject to inspections by these regulatory authorities. Failure by us or by our customers to comply with the requirements of these regulatory authorities or quality accreditation agencies, including without limitation, remediating any inspectional observations to the satisfaction of these regulatory authorities, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution, restrictions on our operations, civil or criminal sanctions or withdrawal of existing or denial of pending approvals, including those relating to products or facilities. In addition, such a failure could expose us to contractual or product liability claims, contractual claims from our customers, as well as ongoing remediation and increased compliance costs, any or all of which could be significant.

Although we do not sell such products ourselves, a limited number of our products are classified as in vitro diagnostic medical devices in the EU. The EU regulatory landscape concerning medical devices (including in vitro diagnostic medical devices) is evolving. On April 5, 2017 Regulation (EU) 2017/746 of the European Parliament and of the Council on in vitro diagnostic medical devices and repealing Directive 98/79/EC and Commission Decision 2010/227/EU (“IVDR”) was adopted to establish a modernized and more robust EU legislative framework, with the aim of ensuring better protection of public health and patient safety. Unlike directives, the IVDR does not need to be transposed into national law and therefore reduces the risk of discrepancies in interpretation across the different European markets.

The IVDR will become applicable on May 26, 2022. However, on October 14, 2021, the European Commission proposed a “progressive” roll-out of the IVDR to prevent disruption in the supply of in vitro diagnostic medical devices. The European Parliament and Council voted to adopt the proposed regulation on December 15, 2021 and the regulation entered into force on January 2022.

The IVDR will fully apply on May 26, 2022 but there will be a tiered system extending the grace period for many devices, depending on their risk classification, before they have to be fully compliant with the regulation.

We are also subject to a variety of federal, state, local and international laws and regulations that govern, among other things, the importation and exportation of products, animal welfare, the handling, transportation and manufacture of substances that could be classified as hazardous, laws governing government contracts and our business practices such as anti-corruption and antitrust laws. Although we believe that we comply in all material respects with applicable laws and regulations, there can be no assurance that a regulatory agency or tribunal would not reach a different conclusion concerning the compliance of our operations with applicable laws and regulations. In addition, there can be no assurance that we will be able to maintain or renew existing permits, licenses or other regulatory approvals or obtain, without significant delay, future permits, licenses or other approvals needed for the operation of our businesses. Furthermore, loss of a permit, license or other approval in any one portion of our business may have indirect consequences in other portions of our business if regulators or customers, for example, cease doing business with such other portion due to fears that such loss is a sign of broader concerns about our ability to deliver products or services of sufficient quality.

Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could have an adverse effect on our business, financial condition and results of operations. Failure to comply with these laws and regulations can lead to agency action, including warning letters, product recalls, product seizures, monetary sanctions, injunctions to halt manufacturing or distribution, restrictions on our operations, withdrawal of existing or denial of future approvals, permits or registrations, including those relating to products or facilities and civil and criminal sanctions. To the extent these agencies were to take enforcement action, such action may be publicly available, and such publicity could harm our ability to sell these regulated products globally and may harm our reputation. In addition, such actions could limit the ability of our customers to obtain regulatory clearance or approval for their products in the United States or abroad and/or our customers may incur significant costs in obtaining or maintaining such regulatory clearances or approvals in the United States or abroad. In addition, any such failure relating to the products we provide exposes us to direct and third-party product liability claims as well as contractual claims from our customers, including claims for reimbursement for lost or damaged products, as well as potential recall liability, which could be significant. Customers may also claim loss of profits due to lost or delayed sales, although our direct contracts with end customers typically place limits on such claims. There can be no assurance that any such contractual limitation will be applicable or sufficient or fully enforced in any given situation.

Risks Relating to our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely, and will continue to rely, upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our proprietary technologies, products and potential product. In the aggregate, these intellectual property assets are of material importance to our business. We believe, however, that no single patent, technology, trademark, trade secret, intellectual property asset or license is material in relation to Abcam’s business as a whole. Our success depends, in part, on our ability to secure and maintain patent protection in the United States and other countries with respect to our technology, current products and potential products, and any future potential products and technology we may develop. We seek to protect our proprietary position by filing or collaborating with our licensors to file patent applications in the United States and abroad related to our proprietary technologies, products and potential products. Our pending and future patent applications may not result in patents being issued which protect our technology or their intended uses or which effectively prevent others from commercializing competitive technologies or products.

The patent prosecution process is expensive, time consuming and complex, and we may not be able to file, prosecute, maintain, defend, enforce or license all necessary or desirable patents at a reasonable cost or in a timely manner in all desirable jurisdictions. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products in all such fields and jurisdictions.

It is possible that we will fail to identify patentable aspects of our research and development output or fail to take the necessary steps to seek patent protection before it is too late to obtain patent protection. We may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain the rights to patents licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our relevant proprietary products and technology, including current products, potential products, and any future potential products we may develop in the United States or in other foreign countries, in whole or in part. Our existing patents may have issues with claims that fail to cover our relevant proprietary products and technology, including current products, potential products and any future potential products we may develop in the United States or in other foreign countries, in whole or in part. Alternately, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies. Patents may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of novelty of the underlying invention or technology. In addition, publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases, not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications or that we or our licensors were the first to file for patent protection of such inventions.

Even if patents do successfully issue and even if such patents cover our current products, current potential products and any future potential products we may develop, third parties may challenge their validity, ownership, enforceability or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable or circumvented. We may become involved in proceedings challenging our owned or licensed patent rights, including, but not limited to, opposition, derivation, reexamination, inter partes review, post grant review or interference. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any of our products and may result in loss of patent rights or freedom to operate, loss of exclusivity, or patent claims being narrowed, invalidated or held unenforceable, any of which could limit our ability to stop others from using or commercializing similar or identical technology and products, or could limit the duration of the patent protection of our technology, products and potential products. Such proceedings also may result in substantial costs and require significant time from our management and employees, even if the eventual outcome is favorable to us. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our products, if approved, or practicing our own patented technology. Our competitors may also be able to circumvent our patents by developing similar or alternative potential products in a non-infringing manner.

The patent position of life sciences companies can be uncertain, involves complex legal, scientific and factual questions, and is characterized by the existence of large numbers of patents and litigation based on allegations of patent or other intellectual property infringement, misappropriation, violation or invalidity. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are uncertain. If the patent applications we hold or have in-licensed with respect to our technology products and potential products fail to issue, if the validity, breadth or strength of protection of our patents and patent applications with respect to our technology, products and potential products is threatened or if they fail to provide meaningful exclusivity for any of our current or future technology products and potential products, it could dissuade companies from collaborating with us, encourage competitors to develop competing products or technologies and threaten our ability to commercialize future potential products. Any such outcome could harm our business.

In addition, we may in the future be subject to claims by former employees, consultants or other third parties asserting an ownership right in our owned or licensed patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar products, potential products or technology, without payment to us, or could limit the duration of the patent protection covering our products, potential products and technology. Such challenges may also result in our inability to develop, manufacture or commercialize our products, potential products and technologies without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products, potential products or technologies. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Variability and developments in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products and potential products.

As is the case with other companies in our industry, our success depends in part on obtaining, maintaining, enforcing and defending intellectual property, particularly patents. Obtaining and enforcing patents in the life science industry involves technological and legal complexity, and obtaining and enforcing life science patents is costly, time-consuming and inherently uncertain. Changes in either the patent laws or their interpretation in the United States or other jurisdictions may increase the uncertainties and costs surrounding the prosecution of our patents, diminish our ability to protect our inventions, obtain, maintain, defend, and enforce our intellectual property rights and, more generally, affect the value of our intellectual property or narrow the scope of our patent rights.

The Leahy-Smith America Invents Act (the “AIA”), which was passed in September 2011, resulted in significant changes to the U.S. patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-inventor-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-inventor-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the United States Patent and Trademark Office (the “USPTO”), after March 16, 2013 but before us could therefore be awarded a patent covering an invention similar or identical to one of ours even if we made our invention before the third party made theirs. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and provide additional opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal district courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

In addition, the United States federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. Some of our licensed patents are subject to the provisions of the Bayh-Dole Act. If our licensors fail to comply with the regulations of the Bayh-Dole Act, they could lose title to any patents subject to such regulations, which could affect our license rights under the patents and our ability to stop others from using or commercializing similar or identical technology and products, or limit patent protection for our technology and products.

The United States and many other countries have adopted a doctrine of “patent exhaustion,” which provides that once a patentee sells one of its products, it can no longer exercise control over the specific product. This could limit our ability to rely on our patents to prevent the import of products we have placed into the market in one jurisdiction into another jurisdiction.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In addition, European patent laws can be complex and uncertain, and there could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business, and changes in such laws may have an adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future, as well as on our competitive position, business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, European Patent Office (“EPO”) and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, EPO and other patent agencies over the lifetime of the patent. While an inadvertent failure, including due to the effect of the COVID-19 pandemic on us or our patent maintenance vendors, to make timely payment of such fees or to comply with such provisions can in many cases within a reasonable timeframe be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations and time frames in which non-compliance with such provisions will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our products and potential products or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, it can create opportunities for competitors to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our products.

We enjoy only limited geographical protection with respect to certain patents, and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering our technology, products and potential products in all countries throughout the world would be prohibitively expensive, and even in countries where we have sought protection for our intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering our products and potential products in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which we develop or commercialize our products and potential products may be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but where enforcement is not as strong as that in the United States or the European Union. These products may compete with our products, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many jurisdictions have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many jurisdictions limit the enforceability of patents against government agencies or government contractors. In these jurisdictions, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be adversely impacted, which could have a material adverse effect on our business.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal system in certain foreign jurisdictions, particularly those in certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents or other intellectual property rights, or the marketing of competing products in violation of our proprietary rights in these jurisdictions. Proceedings to enforce our patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and other intellectual property rights at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a commercial advantage from the intellectual property that we develop or license. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our products and potential products for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions and adjustments may be available under certain circumstances. For example, upon issuance, the life of a patent can be increased based on certain delays caused by the USPTO, but this increase can be concomitantly reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Regardless, the life of a patent and, correspondingly, the protection it affords is limited. For example, in the United States, patent term extension based on regulatory delay may be available, but only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product, and patent protection only extends to the scope of the single product as approved. Laws governing the ability to obtain multiple patents from a single patent family in foreign jurisdictions also varies widely. Additionally, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Even if we, or our licensors, obtain patents covering our products and potential products, when the terms of all patents covering a product or potential product expire, our business may become subject to competition with respect to that product. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours for an adequate amount of time.

We may not be able to rely on our patents to stop certain activities by third parties.

The United States and many other countries have provisions that exempt certain activities from patent infringement. For example, in the United States, “safe harbor” provisions shield infringement activities that are reasonably related to obtaining regulatory approval for certain medicinal products. This may limit our ability to stop others from using our technology, products and potential products. Third parties might use our patented technology, make and sell our patented products or otherwise perform an act that infringes one or more of our patents. We may not have sufficient financial or other resources to conduct appropriate litigation or other proceedings to stop such infringing acts. This could diminish the value of our patents.

We depend on proprietary technology licensed from others. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products.

We are a party to certain license agreements for certain intellectual property and proprietary technology, and we may enter into additional agreements, including license agreements, with other parties in the future that impose diligence, development and commercialization timelines, milestone payments, royalties, insurance and other obligations on us. If we fail to comply with our obligations to our licensors or any of our other current or future collaborators, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product, potential product or other technology that is covered by these agreements, which could adversely affect the value of the potential product being developed under any such agreement, or we may face claims for monetary damages or other penalties under these agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. In addition, such an event may cause us to experience significant delays in the development and commercialization of our products, potential products or technologies or incur liability for damages. If any such license is terminated, our competitors or other third parties could have the freedom to seek regulatory approval of, and to market, products and technologies identical or competitive to ours, and we may be required to cease our development and commercialization of certain of our products, potential products or technologies.

We may rely on third parties from whom we license proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them. We may have limited control over these activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if we conduct them ourselves.

The growth of our business may depend in part on our ability to acquire or in-license additional proprietary rights. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. In that event, we may be required to expend significant time and resources to redesign our products, potential products or technologies or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected products, potential products or technologies, which could adversely impact our business, financial condition, results of operations and prospects. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

Disputes may arise regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our or our licensors’ obligation to obtain, maintain and defend intellectual property and to enforce intellectual property rights against third parties;

•	the extent to which our technology, potential products and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the license agreement;

•	the sublicensing of patent and other intellectual property rights under our license agreements;

•	our diligence, financial or other obligations under the license agreement and what activities satisfy those diligence obligations;

•

the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are, and any such future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our diligence, financial or other obligations under the relevant agreement, or we may face claims for monetary damages or other penalties under these agreements, any of which could have an adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed or any other dispute described above related to our license agreements prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected products, potential products or technologies. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Our technology licensed from third parties may be subject to retained rights.

Any license we may enter into could provide for the retention by the licensor of certain rights under their agreements with us, including the right to use the underlying technology for non-commercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether any future licensors will limit their use of the technology or their scholarly disclosures of information relating to the technology, and we may incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have an adverse effect on the success of our business.

Competitors or other third parties may infringe, misappropriate or otherwise violate our patents or other intellectual property. If we or one of our licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our products or potential products, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in European countries, defendant counterclaims alleging invalidity or unenforceability are commonplace. Third parties may initiate invalidity proceedings even in the absence of infringement proceedings. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, lack of written description, non-enablement or lack of entitlement. Third parties might allege unenforceability of our patents in the United States because during prosecution of the patent an individual connected with such prosecution withheld relevant information, or made a misleading statement. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable.

If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products, potential products and other technology, which may allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or could require us to obtain license rights from the prevailing party in order to be able to manufacture or commercialize our products, potential products or technologies without infringing third-party patent rights. Even if a defendant does not prevail on a legal assertion of invalidity or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others. Furthermore, many of our current and potential competitors may have, or may gain, the ability to dedicate substantially greater resources to enforce and defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. Our patents and other intellectual property rights also will not protect our technology, products and potential products if competitors design around our protected technology, products and potential products without infringing our patents or other intellectual property rights.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our technology.

We have not performed comprehensive searches or analyses of third-party patents that may be relevant to our technology. We may not be able to conduct complete and thorough searches, we may not be able to identify all relevant third-party patents, and we may not be able to fully predict the scope of the patent claims or the expiration of relevant third-party patent applications that may issue as patents. We cannot be certain that we are aware of all third-party patents and pending applications in the United States and abroad that are relevant to or necessary for the commercialization of our technology in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our technology. We may incorrectly determine that our technology is not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our technology. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our technology.

Third parties may assert claims against us alleging infringement, misappropriations or other violations of their patents and proprietary rights, or we may need to become involved in lawsuits to defend or enforce our patents, either of which could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our products and potential products, or prohibit our use of proprietary technology or sale of products.

Our commercial success depends, in part, upon our ability to develop, manufacture, market and sell our products and other technologies without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe, misappropriate or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the life science industry is common, including patent infringement lawsuits, interferences, derivation and administrative law proceedings, inter partes review and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. The various markets in which we plan to operate can be subject to litigation regarding patents and other intellectual property rights. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. In addition, many companies in intellectual property-dependent industries, including the life science industry, have employed intellectual property litigation as a means to gain an advantage over their competitors. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

We may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product or potential product unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our products, potential products or technologies may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies, products and potential products infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover aspects of our products, potential products or technologies, the holders of any such patents may be able to prohibit our commercialization of the applicable product, potential product or technology until such patent expires or is finally determined to be invalid or unenforceable or unless we obtained a license.

In addition, defending such claims would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages if we are found to be infringing a third party’s patent rights. These damages potentially include royalties, increased damages (possibly treble damages) and attorneys’ fees if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us, our development, manufacturing or sales activities relating to the product, potential product or technology that is the subject of the suit may be delayed or terminated, as parties making claims against us may obtain injunctive or other equitable relief. As a result of patent infringement claims, or in order to avoid potential infringement claims, we may choose to seek, or be required to seek, a license from the third party, which may require payment of substantial royalties or fees, or require us to grant a cross-license under our intellectual property rights. These licenses may not be available on reasonable terms or at all. Even if a license can be obtained on reasonable terms, the rights may be nonexclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we could be prevented from commercializing one or more of our products, potential products or technologies, or forced to modify such products or potential products, or to cease some aspect of our business operations, which could harm our business significantly. We might also be forced to redesign or modify our products, potential products or technologies so that we no longer infringe the third-party intellectual property rights, which may result in significant cost or delay to us, or which redesign or modification could be impossible or technically infeasible.

Even if we were ultimately to prevail, any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, importing, marketing or otherwise commercializing our products, potential products, services and technology. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors view these announcements in a negative light, the price of our common stock could be adversely affected. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

Our trade secrets may be misappropriated or disclosed, and confidentiality agreements with employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and confidential know-how are difficult to protect, and we have limited control over the protection of trade secrets and confidential know-how used by our licensors, collaborators and suppliers.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our competitive position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable, and the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Courts outside the United States are sometimes less willing to protect proprietary information, technology and know-how. Furthermore, if any of our trade secrets and confidential know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be harmed.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties, and we may be subject to claims asserting ownership of what we regard as our own intellectual property.

We do and may employ individuals who were previously employed at universities or other life science companies, including our licensors, competitors or potential competitors. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, consultants, collaborators, independent contractors and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us and to not use the know-how or confidential information of their former employer or other third parties, we may be subject to claims that we or our employees, consultants, collaborators or independent contractors have inadvertently or otherwise used or disclosed know-how or confidential information of their former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property, which could result in customers seeking other sources for the technology, or in ceasing from doing business with us. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or potential product. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful, litigation could result in substantial cost and reputational loss and be a distraction to our management and other employees. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, financial condition and results of operations.

In addition, while we typically require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Furthermore, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, each of which may result in claims by or against us related to the ownership of such intellectual property to determine the ownership of what we regard as our intellectual property. In addition, individuals executing agreements with us may have pre-existing or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending any of the foregoing claims, litigation could result in substantial costs and be a distraction to our management and employees.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We currently own issued trademark registrations and have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration or maintenance of the same. We cannot assure you that any currently pending trademark applications or any trademark applications we may file in the future will be approved. During trademark registration proceedings, we may receive rejections and although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unsuccessful in obtaining trademark protection for our primary brand, we may be required to change our brand name, which could adversely affect our business.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Intellectual property rights do not necessarily protect us from all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make products that are similar to any products and potential products we may develop or utilize similar technology that are not covered by the claims of the patents that we own or license now or in the future;

•

we, our licensors or current or future collaboration partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	we or our licensors or current or future collaboration partners, might not have been the first to file patent applications covering certain of our or their inventions;

•

others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our owned or licensed intellectual property rights;

•	it is possible that our pending owned or licensed patent applications or those that we may own or license in the future will not lead to issued patents;

•

issued patents that we hold rights to may not provide us with a competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors or other third parties might conduct research and development activities in jurisdictions where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have an adverse effect on our competitive position, business, financial condition or results of operations.

Risks Relating to Our ADSs

The price of our ADSs may be volatile and may fluctuate due to factors beyond our control.

The initial public offering price for the ADSs was determined through negotiations between the underwriters and us. If you purchased at the initial public offering price, you may not be able to resell those ADSs at or above that price. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

•	operating results that vary from our financial guidance or the expectations of securities analysts and investors;

•	the financial performance of the major end markets that we target;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	changes in government regulations;

•	financing or other corporate transactions;

•	the loss of any of our key personnel;

•	sales of our ADSs or ordinary shares by us, our executive officers and board members, holders of our ADSs or our shareholders in the future;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

•	other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, the stock market in general, and pharmaceutical, biotechnology and diagnostics companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of the holders of our ADSs were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.

We cannot assure you that a market for our ADSs will be sustained to provide adequate liquidity, and public trading markets may experience volatility. Investors may not be able to resell their ADSs at or above the price they pay.

We cannot assure you that an active trading market will be sustained for our ADSs. If a market is not sustained, it may be difficult for you to sell your ADSs. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ADSs in the secondary market, the transparency and availability of trading prices, the liquidity of the ADSs and the extent of regulation applicable to us. We cannot predict the prices at which our ADSs will trade. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our ADSs may decline.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ADSs and our trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no or too few securities or industry analysts commence coverage on us, the trading price for our ADSs would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs could decrease, which might cause the price of our ADSs and trading volume to decline.

The dual listing of our ordinary shares and our ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs.

Currently, our ADSs are trading on Nasdaq and our ordinary shares are admitted to trading on AIM. We cannot predict the effect of the dual listing on the value of our ADSs and ordinary shares, and the dual listing may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs in the United States. The price of our ADSs could also be adversely affected by trading in our ordinary shares on AIM. Although our ordinary shares are currently admitted to trading on AIM, we may decide to cancel the admission of our ordinary shares to trading on AIM. Cancellation of the admission of our ordinary shares to trading on AIM would require the requisite consent of shareholders in a general meeting prescribed by AIM Rules for Companies, unless the London Stock Exchange agrees otherwise. We cannot predict the effect such cancellation would have on the market price of our ADSs or ordinary shares.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers, some investors may find the ADSs less attractive, and there may be a less active trading market for the ADSs.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we are subject to corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain Nasdaq corporate governance listing standards, provided that we disclose which requirements that we have not complied with in any year and confirm the U.K. corporate governance practices we have complied with. Certain corporate governance practices in the United Kingdom, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the laws of the United Kingdom nor our articles of association (“Articles of Association”) have quorum requirements similar to Nasdaq Rule 5602(c). Although we voluntarily comply with the higher corporate governance standards of the U.K. Corporate Governance Code, we could include non-independent directors as members of our nomination and remuneration committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We may in the future elect to follow home country practices in the United Kingdom with regard to other matters. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See Item 6.C. “Directors, Senior Management and Employees—Board Practices.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As discussed above, we are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50 percent of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to a U.S. domestic issuer by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of the Nasdaq, which could cause investors could lose confidence in our public reports and could have a material adverse effect on the trading price of our ADSs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business. We have identified material weaknesses in our internal control over financial reporting.

As a public company in the United States, we are required to evaluate our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We must maintain effective internal control over financial reporting in order to report in an accurate and timely manner the results of our operations and financial condition. The process of designing and implementing effective internal control over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal control that is adequate to satisfy our reporting obligations as a public company. If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we are required, pursuant to Section 404(a), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, as we no longer qualify as an emerging growth company, our independent registered public accounting firm is required to issue an audit report on the effectiveness of our internal control over financial reporting.

In connection with the implementation of the necessary procedures and practices related to our internal control over financial reporting, we may identify deficiencies that we may not be able to remediate. In addition, we may encounter problems or delays in completing the remediation of any deficiencies that may be identified by our independent registered public accounting firm in connection with the issuance of their audit report.

For the fiscal year ended June 30, 2019, we identified a material weakness in our internal control over financial reporting relating to access to program and data controls within one of our legacy IT systems that did not allow for appropriate IT General Controls (“ITGC”). This material weakness remained in the fiscal year ended December 31, 2021. In addition, in the current fiscal year ended December 31, 2021, additional contributing factors to the existing ITGC material weakness described above were identified, leading to our conclusion that the existing material weakness with respect to ITGC related to all of our information systems relevant to the preparation of our financial statements.

In addition, prior to issuing our unaudited interim results for the six months ended December 31, 2020, management reviewed and identified errors in respect of the Goods Received Not Invoiced (“GRNI”) accrued liabilities account on our balance sheet as at December 31, 2020, that resulted in an understatement of profit for the 12-months ended December 31, 2020. Accordingly, we restated our consolidated financial statements as of and for the six months ended December 31, 2020. As a consequence, the results presented within our Transition Report on Form 20-F filed with the SEC on August 31, 2021 (the “Transition Report”) were different from those presented within the Form 6-K for the six months ended December 31, 2020 and furnished with the SEC on March 8, 2021. Therefore, the results included in the Transition Report were presented as restated. Management assessed the internal controls over financial reporting in place around the GRNI accrued liabilities account and concluded that the financial system was not configured to provide a sufficiently detailed invoice and purchase order reconciliation report that would allow the GRNI review control to be performed effectively and timely. In addition, the design of the control did not define a threshold to enable sufficient investigation and for management to properly evaluate the accuracy of the account. This material weakness remained in the fiscal year ended December 31, 2021.

As of December 31, 2021, we have identified additional material weakness in our internal controls over financial reporting in relation to revenue, inventory, payroll and manual journal entries. See Item 15 “Controls and Procedures—Material Weaknesses in Internal Control Over Financial Reporting.” It may not be possible to complete remediation work in accordance with our planned timetable due to resource constraints.

We cannot give assurance that the measures we are taking to remediate the aforementioned material weaknesses will be sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation measures. Obstacles including complexities in our operational environment, challenges in fully transitioning to the Oracle Cloud ERP system, integrating BioVision, and resource constraints to complete an effective risk assessment process and implement controls in a timely manner may require further remediation efforts, all of which individually and in aggregate may increase implementation time.

In undertaking complex system implementations across the revenue cycle, product data and distribution capabilities, the operation of existing controls over financial reporting may be temporarily impacted. For example, it may take longer than anticipated to deploy the required integrations between various system components. During new system deployment initial data quality may be insufficient to allow the effective operation of internal controls over financial reporting. The development of system generated reports required for the operation of such controls may take longer than anticipated. Relatedly, as the deployment of new systems and processes will be phased in through the year ending December 31, 2022 we will not be able to operate the complete suite of internal controls over financial reporting in general, and in particular IT general controls, across the whole of the year.

If our remedial measures are insufficient to address any of the material weaknesses we have identified, these will continue to be disclosed as material weaknesses. Additionally, if there is a change in conditions, or the degree of compliance with policies or procedure deteriorates, internal review of our internal control over financial reporting or the subsequent testing by our independent registered public accounting firm may reveal other deficiencies in our internal controls over financial reporting that are deemed material weaknesses. If this occurs, our consolidated financial statements or disclosures may contain material misstatements and we could be required to restate our financial results. In addition, if we are unable to successfully remediate any of these material weaknesses, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting or our independent registered public accounting firm may not in future issue an unqualified opinion, each of which could lead to investors losing confidence in our reported financial information, which could have a material adverse effect on the trading price of our ADSs, and we may be unable to maintain compliance with applicable stock exchange listing requirements.

In addition, while we were entitled to exclude BioVision, which we acquired in October 2021, from the assessment of internal control over financial reporting and from the assessment of disclosure controls and procedures to the extent subsumed in such internal control over financial reporting, in the course of integrating the activities of BioVision into our existing operations and systems we may encounter additional issues which may require an extension to our planned timetable.

We continue to incur increased costs as a result of operating as a public company in the United States and loss of our status as an emerging growth company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a U.S. public company we incur significant legal, accounting and other expenses, and we expect to incur additional costs as we no longer qualify as an emerging growth company as of December 31, 2021. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time consuming and costly. Moreover, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our senior management on our internal control over financial reporting and are also required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

As of December 31, 2021, we no longer qualify as an emerging growth company. To achieve compliance with Section 404 and as part of our efforts to remediate the material weaknesses we have identified, we have had to dedicate internal resources, engage outside consultants and adopt a detailed work plan to evaluate and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we have not been able to conclude that our internal control over financial reporting is effective as required by Section 404. Any failure to implement and maintain effective remediations to our internal control over financial reporting to mitigate the identified material weaknesses could continue to adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting. If we identify one or more additional material weaknesses, or we are unable to remediate the existing material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

A significant portion of our total issued and outstanding ADSs are eligible to be sold into the market, which could cause the market price of our ADSs to drop significantly, even if our business is doing well.

Sales of a substantial number of our ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of our ADSs. As of December 31, 2021, we had 228,886,439 ordinary shares (including those represented by ADSs) outstanding. All of our ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ADSs.

If we issue shares in future financings, shareholders may experience dilution and, as a result, our ADS price may decline.

We may from time to time issue additional shares at a discount from the trading price of our shares. As a result, our shareholders would experience immediate dilution upon the issuance of any of our shares at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt or equity securities. If we issue shares or securities convertible into shares of our share capital, our shareholders would experience additional dilution and, as a result, our ADS price may decline.

Because we may not pay any cash dividends on our ADSs in the future, capital appreciation, if any, may be your sole source of gains and you may never receive a return on your investment.

Under current U.K. law, a company’s accumulated realized profits, so far as not previously utilized by distribution or capitalization, must exceed its accumulated realized losses so far as not previously written off in a reduction or reorganization of capital duly made (on a non-consolidated basis), before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. As a result, capital appreciation, if any, on our ADSs may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the price you acquired your ADSs. See Item 8.A. “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment.

Our ordinary shares are currently traded on AIM. Investment in equities traded on AIM is sometimes perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the main market of the London Stock Exchange, New York Stock Exchange or Nasdaq. This is because AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, AIM requires only half-yearly, rather than quarterly, financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-quoted companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares, our ADSs, or of the ordinary shares underlying our ADSs, may not reflect the underlying value of our company.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

ADS holders may only exercise voting rights with respect to the ordinary shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the ordinary shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the ordinary shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares, and after such a withdrawal you would no longer hold ADSs, but rather you would directly hold the underlying ordinary shares. You also may not know about the meeting far enough in advance to request a temporary registration.

The depositary will try, as far as practical, to vote the ordinary shares underlying the ADSs as instructed by the ADS holders. In such an instance, if we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a discretionary proxy to a person designated by us to vote the ordinary shares underlying your ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be adversely affected. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise any right to vote that you may have with respect to the underlying ordinary shares, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested. In addition, the depositary is only required to notify you of any particular vote if it receives notice from us in advance of the scheduled meeting.

You will not be directly holding our ordinary shares. Holders of the ADSs will not be able to exercise the preemptive subscription rights related to the ordinary shares that they represent and may suffer dilution of their equity holding in the event of future issuances of our ordinary shares.

English law generally provides shareholders with preemptive rights when new shares are issued for cash. Shareholders’ preemptive subscription rights, in the event of issuances of ordinary shares against cash payment, may be disapplied by a special resolution of the shareholders at a general meeting of our shareholders. On November 13, 2019, our shareholders approved the exclusion of preemptive rights, with such authority expiring at the conclusion of our next annual general meeting or, if earlier, the date 15 months after the date of approval. Such exclusion will need to be renewed upon expiration on the conclusion of our next annual general meeting to remain effective but may be sought more frequently for additional five-year terms (or any shorter period). The absence of preemptive rights for existing equity holders may cause dilution to such holders.

Furthermore, the ADS holders would not be entitled, even if such rights accrued to our shareholders in any given instance, to receive such preemptive subscription rights related to the ordinary shares that they represent.

Rather, the depositary is required to endeavor to sell any such subscription rights that may accrue to the ordinary shares underlying the ADSs and to remit the net proceeds therefrom to the ADS holders pro rata. In addition, if the depositary is unable to sell rights, the depositary will allow the rights to lapse, in which case you will receive no value for these rights. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in ordinary shares or cash, but will receive whichever option we provide as a default to shareholders who fail to make such an election.

Purchasers of ADSs may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for our ADSs has agreed to pay to purchasers of ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Purchasers of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs, which means that purchasers of ADSs may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to them. These restrictions may have a material adverse effect on the value of a purchaser’s ADSs.

Purchasers of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares.

However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

ADS holders have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. This choice of forum provision may increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with us, the depositary or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary and our and the depositary’s respective directors, officers or employees. However, it is possible that a court could find such choice of forum provisions to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, actions by our ADS holders to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York. Our ADS holders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006 (the “Companies Act 2006”), and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See Exhibit 2.3 to this Annual Report for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under English law. Substantially all of our assets are located outside the United States. The majority of our management and board of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether U.K. courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our executive officers, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

If we are classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may incur adverse tax consequences.

Based on the nature and composition of our income, assets and operations and the income, assets and operations of our subsidiaries, we do not believe that we were a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”), for the taxable year ending December 31, 2021, and we do not expect to be a PFIC in the foreseeable future. However, this is a factual determination that depends on, among other things, the nature and composition of our income and assets, and the market value of our shares and assets, including the nature and composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time. Therefore, no assurance can be given that we were not a PFIC for the taxable year ending on December 31, 2021 or will not be classified as a PFIC for the current taxable year or any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder (as defined below under Item 10.E. “Material United States Tax Considerations”) holds the ordinary shares or ADSs, U.S. Holders may suffer material adverse tax consequences, including with respect to any “excess distribution” received from us and any gain from a sale or other taxable disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the ordinary shares or ADSs and the potential consequences related thereto. For further discussion, see Item 10.E. “Material United States Tax Considerations.”

If a United States person is treated as owning at least 10% of the ordinary shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person (as defined in the Internal Revenue Code of 1986, as amended) is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the ordinary shares or ADSs, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (a “CFC”) in our group (if any). Under current law, if our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether or not we are treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether the Company makes any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist holders of the ordinary shares or ADSs in determining whether we or any of our non-U.S. subsidiaries are treated as a CFC or whether any holder of the ordinary shares or ADSs is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. A

U.S. Holder should consult its advisors regarding the potential application of these rules to an investment in the ordinary shares or ADSs.

Item 4. Information on the Company

A. History and Development of the Company

We were incorporated as a private limited company with the legal name Tayvin 103 Limited under the laws of England and Wales on February 12, 1998 with the company number 03509322. On March 26, 1998, we changed our company name to Abcam Limited, and on October 26, 2005, we re-registered as a public listed company with the name Abcam plc. Our principal office is located at Discovery Drive, Cambridge Biomedical Campus, Cambridge, United Kingdom, CB2 0AX, and our telephone number at this address is +(44) 1223 696000. Since 2005, our ordinary shares have traded on the AIM market of the London Stock Exchange, under the symbol “ABC.” In October 2020, we added a secondary listing of American Depository Shares “ADSs” on the Nasdaq Global Select Market, under the symbol “ABCM.” Our website address is www.abcam.com. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our agent for service of process in the United States is Abcam Inc., 152 Grove Street, Suite 1100, Waltham, Massachusetts 02453, United States of America.

We have made, and intend to continue to make, strategic acquisitions in our existing and adjacent customer markets to supplement our organic growth, solidify our current market presence and expand into new markets. In October 2021, we acquired BioVision, Inc., a leading innovator of bio-chemical and cell-based assays, and developer, producer and seller of a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds. We acquired BioVision for cash consideration of: $340.0 million, on a cash-free, debt-free basis, adding one of our largest suppliers to our in-house portfolio. For a description of our principal capital expenditures and divestitures for the fiscal year ended December 31, 2021 and 12-months ended December 31, 2020 and for those currently in progress, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

We are a global life science company focused on identifying, developing and distributing high-quality reagents and tools for our customers at the forefront of life science research. Our products are used by researchers to study biological pathways, which is critical for scientific research, diagnostics and drug discovery. Our mission is to provide life science researchers with highly validated products and services to advance biological research and achieve their goals faster. We do this by continuously innovating and providing our customers with high-quality tools, together with expert customer support. Our product offering includes an extensive portfolio of antibodies and related protein research tools that are fundamental to our customers’ research and experimental workflow. Our customers are primarily scientists and researchers in academic institutions, research institutes and pharmaceutical, biotechnology and diagnostics companies. Headquartered in Cambridge, United Kingdom; with additional locations in Adelaide, Australia; Beijing, Hangzhou and Shanghai, China; Tokyo, Japan; Amsterdam, Netherlands; Singapore; Taipei City, Taiwan; as well as locations in the United States including Fremont and Milpitas, California; Branford, Connecticut; Waltham, Massachusetts; and Eugene, Oregon. Supported by a global team of approximately 1,750 employees (including contractors), we have served customers in over 130 countries.

Our addressable market can be broadly classified into two categories, based on the application of our products and type of customer they serve:

•

Research use only proteomic tools. These products include protein binding reagents, such as primary and secondary antibodies and singleplex and multiplex immunoassays, and related reagents, such as kits, proteins, peptides, lysates, cell lines and biochemicals. Our research products are used to help detect, quantify, visualize and modify proteins in scientific research experiments, and enable our customers to develop insights about targets and pathways of interest. Our customers include academic labs for scientific research and clinical labs in pharmaceutical and biotechnology companies working in the drug discovery and diagnostic markets. Our catalogue revenue, the substantial majority of which is purchased for RUO, accounted for 94% of our total revenue for the fiscal year ended December 31, 2021.

•

Antibody development for clinical application. In recent years, through the custom development of new antibodies and the out-licensing of our existing antibodies to biopharmaceutical and diagnostic companies, we have extended the commercial potential of our products into these markets. The substantial majority of our Custom Products and Licensing revenue, which includes custom development services, in vitro diagnostic medical devices (“IVD”) sales and royalty and license income, is generated from these activities, and accounted for 6% of our total revenue for the fiscal year ended December 31, 2021.

We have developed an industry leading innovation platform that is informed by data analytics, research area specialists and the relationships we have built with our customers, enable us to anticipate and align our innovation efforts with our customers’ research priorities. Today, approximately two-thirds of our primary antibody innovation pipeline is driven by our proprietary algorithms that interrogate a wide variety of internal and external data sources, including research literature and our web data, to predict product and market demand, which inform our development efforts. We leverage this data to anticipate which tools researchers will need in the future in order to help advance their research, as well as to identify breakthrough opportunities in areas where there is a lack of high-quality products or where we identify custom opportunities in collaboration with our customers.

We offer a large and differentiated portfolio of approximately 90,000 products as of December 31, 2021. Our flexible sourcing model enables us to grow our product offering in line with researchers’ needs. This is achieved by developing and manufacturing in-house products, as well as sourcing products from our suppliers. We demand high product quality standards from our suppliers, and we enhance the utility of these products for our customers by providing additional data and product validation as well as by making them available through our global distribution platform and customer service. Over the last several years, we have increased focus on the development of in-house products for research areas we expect to have high demand. Notably, we have increased our portfolio of proprietary recombinant monoclonal antibodies and assays, which are recognized for their leading specificity, high sensitivity and consistency, to over 27,000 as of December 31, 2021. Alongside these highly validated protein binders, we offer additional related tools and reagents that customers require to study biological pathways and disease. This focus has seen our proprietary product portfolio grow to represent 61% of our total revenue for the fiscal year ended December 31, 2021 (including BioVision revenues), compared to 54% of our total revenue in the 12-months ended December 31, 2020. We are continuously expanding our portfolio to provide our customers with additional solutions and further expand within our addressable markets.

We make our extensive product characterization and validation data available to our customers across our portfolio. This data is sourced by our in-house laboratories, our network of collaborators and independent consumer product reviews. Researchers use this to be able to select the right product for their highly specific needs. Stringent quality control and validation processes are carried out by our global laboratories to check the activity, stability and performance of our products. Whether it is antibodies, kits, proteins or other products, the validation process is continuous, and the data obtained is made available on our product datasheets and in our protocols. We are continuing to invest in product validation in order to raise quality standards. For example, our knockout CRISPR gene editing program is one of the most accepted and trusted validation processes for antibody specificity, and we have been recognized for carrying out the largest number of such knockout validations for antibodies in the industry, according to CiteAb, who presented us with an award in 2020.

Since 2001, we have sold our products and services to customers in over 130 countries through a variety of channels, including our ecommerce sites, a network of distributors and a targeted field sales team. As of December 31, 2021, we estimate a global population of approximately 750,000 life science researchers based within academic, research, government and biopharmaceutical organizations that we aim to serve. As of December 31, 2021, we had eight manufacturing facilities and a global distribution network that enables prompt delivery to our customers, with orders generally shipped within 24 to 48 hours of ordering. Our multilingual scientific support team, which is mostly comprised of individuals with PhDs, together with our customer support team are available to help customers around the world with technical and order-related queries.

We recorded revenue of £315.4 million, profit for the year of £4.4 million and Adjusted Operating Profit of £60.4 million for the fiscal year ended December 31, 2021. For the fiscal year ended December 31, 2021, our revenue grew by 17.1% on a reported basis compared to the 12-months ended December 31, 2020. For the definition of Adjusted Operating Profit and a reconciliation of Adjusted Operating Profit to profit for the year, please see Item 5.B. “Liquidity and Capital Resources.”

Products and Services

Catalogue Products

In total, we offer approximately 90,000 products in our catalogue as of December 31, 2021. These catalogue products support the research of proteins in biological pathways. Ultimately, findings from this research can translate into treatments for diseases such as cancer and immune deficiency disorders.

In the fiscal year ended December 31, 2021, catalogue sales comprised 94% of our total revenue.

Principal catalogue product lines include the following:

Primary and secondary antibodies

We provide antibodies intended for basic research, or those that are typically used in academic, pharmaceutical and biotechnology laboratories to investigate fundamental scientific questions. High-quality research antibodies are critical to scientists’ research and their ability to reproduce experiments, as unreliable research reagents lead to wasted time and money. We strive to offer high-quality antibodies that provide specificity, sensitivity, and consistency, which helps to increase confidence in research outcomes and reduce waste across the industry.

Conjugated antibodies and conjugation kits

Conjugation is the process of attaching a label to an antibody to enable visualization and measurement. Labels come in many forms, such as enzymes, fluorescent molecules and metals. We offer directly conjugated primary antibodies and antibody conjugation labelling kits for customers to undertake conjugation of their own antibodies.

Singleplex and multiplex immunoassays

An immunoassay is a test that uses one or more antibodies to detect and quantify a molecule of interest within a sample. We offer ELISA kits, which are based on reliable and optimized matched antibody pairs. Our matched antibody pairs are recombinant, monoclonal antibodies that are developed and optimized for use in relevant sample types like plasma and serum for reliable performance.

We offer a range of in-house multiplex immunoassay products that can be used with standard laboratory equipment. We also offer our innovative FirePlex multiplex product, which features customizable multiplex panels, with fast and easy readout on standard flow cytometers.

Our antibodies and antibody pairs are also made available to a range of third parties developing either novel multiplex platforms or upgrading their existing platforms.

Proteins and peptides

We offer a range of proteins and peptides including cytokines, which can initiate an immune response, growth factors, which help scientists culture cells in a laboratory, and enzymes, which catalyze reactions. Scientists use these proteins and peptides as part of more complex experiments to test how cells and organisms function.

Edited cell lines and lysates

Cell lines and lysates are an important emerging tool for antibody validation by both our customers and in our own labs. We offer a range of knockout cell lysates and lines, which are being used for our in-house validation needs and are being made available to our customers for their own research.

Other products

We offer a wide variety of other products, including cellular activity kits, miRNA kits, biochemicals and cell signaling pathway tools, which help researchers to find molecules needed for their research.

Custom Products and Licensing

Alongside our catalogue offering we provide a comprehensive range of solutions for custom antibody, protein and cell line development. Our custom antibody development incorporates initial evaluation and target identification through to the delivery of purified, fit-for-purpose antibodies for research, diagnostic or therapeutic application.

In other situations, antibodies that are already available on our online catalogue for research use purposes are requested for potential clinical use. In such case, we work with those customers to provide a license for commercial use on third-party platforms or within in vitro diagnostics. Antibody-based IVD assays are tools typically used in a clinical setting, such as a hospital or medical institute laboratory, to help diagnose a disease or condition. These tools are used on patient samples (such as blood, urine or tissue) and help clinicians to diagnose or assess the progression of a disease. IVD assays can also provide information on the type of treatment to use and assist with disease prognosis. We sell these products directly and through specialist distributors.

For the fiscal year ended December 31, 2021, Custom Products and Licensing revenue comprised 6% of our total revenue.

Research & Development

We are constantly searching for new ways to bring more products in house and to improve our internal innovation capabilities through the use of data analytics, especially where we see that a customer’s needs are not being fulfilled or if there is demand for a higher quality alternative. We are engaged in ongoing research and development in all of our major product lines and believe that our future success depends, to a large extent, on our ability to continue to serve our customer’s needs and keep pace with changing technologies. In the fiscal year ended December 31, 2021 we developed over 5,000 new products.

Underpinning our differentiated and innovative product development capability is a strong and dedicated team of experts, which we increased by 16 after we acquired BioVision in October 2021. For more information about BioVision, see Item 10.C. “Additional Information—Material Contracts.”

Manufacturing and Distribution

As of December 31, 2021, we have eight manufacturing facilities strategically located across four continents in close proximity to many of the largest clusters of life science research hubs, which enhances supply chain efficiency and ensures that in most cases, our customers are able to have the product they require for their research within 24 to 48 hours of ordering. In October 2021, we acquired BioVision, and through that acquisition an additional manufacturing facility in Milpitas, California. For more information about BioVision, see Item 10.C. “Additional Information—Material Contracts.”

We have the expertise and government licenses to manage multiple controlled environments globally, enabling us to handle highly regulated chemicals and other materials in a compliant manner. We are committed to maintaining industry leading standards for our manufacturing processes at our global facilities in order to continue to provide our high-quality products to our customers. We follow strict global quality control procedures across all of our manufacturing facilities to ensure consistent lot-to-lot performance for our customers. We also impose the same quality standards on our third-party suppliers, to ensure that our customers receive a consistently high level of quality across products offered in our catalogue.

Our primary manufacturing site, based in Hangzhou, China, is ISO 9001:2015 certified and all other sites work to these standards. The facility of our IVD group, located in Fremont, California, is registered as a medical device establishment with the FDA and is subject to the FDA’s Quality System Regulation (“QSR”) and in compliance with ISO 13485:2016. This facility has a Device Manufacturing License granted by the California Department of Public Health.

Customers

We have three primary categories of customers including: academic institutions, research institutions, and pharmaceutical, biotechnology and diagnostic companies. While across all categories our ultimate customers are life science researchers, customer orders are received from individual scientists ordering on their own behalf, laboratory managers ordering on behalf of their lab teams, purchasing managers ordering on behalf of several labs, or central procurement teams ordering on behalf of labs, divisions or entire organizations. Orders can be received directly, through a variety of means, or via one of our distributors. As of December 31, 2021, 41% of our total revenue came from the United States, with 59% of our total revenue originating from all other countries in which we operate.

As of December 31, 2021, we estimate a worldwide population of approximately 750,000 life science researchers based within academic, research, government, and biopharmaceutical organizations that we aim to serve. For the fiscal year ended December 31, 2021, excluding sales through our distribution partners, approximately 38% of our catalogue revenue was derived from academic institutions, and the remaining approximately 62% was derived from our other customers including research institutes and biopharmaceutical, biotechnology and diagnostics companies. Our sales are widely distributed, and no single customer accounted for more than 2% of our revenue for the fiscal year ended December 31, 2021.

Sales Channels

Since 2001, we have sold our products and services to customers in over 130 countries through a variety of channels, including our ecommerce sites, a network of distributors and a targeted field sales team. These channels provide customers the flexibility to purchase our products quickly and from any location in the world. We continue to focus on ways to improve the ease and efficiency with which customers are able to find and access the products and services they need. In addition to our digital platform, we have an extensive range of offline channels, which include our global sales and customer and scientific support teams and Abcam and other industry hosted conferences, among others. In the fiscal year ended December 31, 2021, approximately 70% of our total revenue was sold through our direct channels, with 30% sold through our global network of distributors.

Suppliers

We maintain a large network of product suppliers and collaborators. We select suppliers that adhere to high-quality and ethical standards, and we monitor their performance through audits, reviewing the progress of any corrective action plans and measuring of key performance indicators. If any of our suppliers do not comply with our high quality and ethical standards or underperform on key performance indicators, we reassess our relationship with such supplier. In some cases, we delist a non-complying third-party product from our platform and supply channels. Our product suppliers benefit from our global distribution network, digital platform and recognized brand to support the sales of their products. Our suppliers are widely distributed, with no single Third party supplier accounting for more than 2% of our revenue for the fiscal year ended December 31, 2021.

We are transparent about how we work in terms of ethics, quality, the environment and general business principles, and aim to build long-term collaborative relationships based on trust.

Competition

We operate in a highly competitive environment with a diverse and fragmented base of competitors, many of whom focus on specific regions, customers and/or specific product segments. While many customers weigh and balance competitive factors differently in our industry, many focus upon consistency of product quality and performance, service and delivery, breadth of product line, consistency across products, price, customer support, online capabilities and the ability to meet the special and local needs of our customers. Market success is primarily dependent upon product innovation and quality, selection of products, price and reputation. For certain customers, competition is driven not only by the product quality across our industry, but also by the adaptability of the supplier as a developmental and commercial partner. We rely on our scale, expertise, deep customer access, depth of product offering, marketing strategies and sales force, acquisition strategy, financial profile and management team to deliver superior solutions to our customers and provide extensive market channel access to our suppliers.

Although only a few competitors have significant global scale and liquidity, the marketplace for reagents and biological tools, including RUO antibody suppliers, is fragmented and competitive, reflecting the wide range of technologies and applications that use these products and the unregulated status of the market. For a discussion of risks related to competition, see “Item 3.D. Risk Factors.”

Intellectual Property and Licenses

Our success depends in part upon our ability to protect our core technologies and intellectual property. We own significant intellectual property, including patents, patent applications, technology, trade secrets, know-how, copyrights and trademarks in the United States and other countries. Abcam is also licensed under domestic and foreign patents, patent applications, technology, trade secrets, know-how, copyrights and trademarks owned by others. In the aggregate, these intellectual property assets and licenses are of material importance to our business. We believe, however, that no single patent, technology, trademark, intellectual property asset or license is material in relation to Abcam’s business.

Patents

As of December 31, 2021, we own approximately 73 issued U.S. patents, 6 pending U.S. patent applications, 192 issued foreign patents and 27 pending foreign patent applications.

As of December 31, 2021, we exclusively licensed from MIT, through our acquisition of Firefly Bioworks Inc., five issued U.S. patents and 15 issued foreign patents. We also have non-exclusive patent licenses with the Broad Institute, Inc., ERS Genomics Limited, and Sigma-Aldrich Co. LLC, allowing us to use certain patented CRISPR technology to manufacture and sell CRISPR modified cell lines for research use.

Antibodies

Through our acquisition of Epitomics Inc., as of December 31, 2021, we own several patent families related to the generation of antibodies, including, for example: (1) a patent family consisting of six issued U.S. patents related to a fusion partner and the generation of monoclonal rabbit antibodies therefrom. Patents in this family are expected to expire in June 2026, exclusive of possible patent term adjustments or extensions or other forms of exclusivity; (2) a patent family consisting of one issued U.K. patent, one Australian patent under notification of acceptance, and four pending patent applications in Europe, Canada, China and the United States, related to the method of producing a recombinant allotype specific rabbit monoclonal antibody, with the issued U.K. patent expected to expire in December 2034 and any patents issuing from the pending applications (including a U.K. patent which may be obtained through the pending European application) expected to expire in December 2035, exclusive of possible patent term adjustments or extensions or other forms of exclusivity; and (3) a patent family consisting of one issued U.S patent and a pending application in Europe, related to methods of generating rabbit monoclonal antibodies by B cell panning and proliferation (without using any fusion partner), with the issued patent and any patents issuing from the pending applications are expected to expire in March 2036, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Through our acquisition of AxioMx, Inc., as of December 31, 2021, we own several patent families related to the generation of recombinant antibodies, including, for example, a patent family consisting of two issued U.S. patents, an issued patent in China and an issued patent in five European countries, together with four pending applications in Australia, China, Canada, and Europe, all related to methods and compositions for producing a chimeric polypeptide, such as converting single-chain variable fragment to properly folded immunoglobulin. The issued patents and any patents issuing from the pending applications are expected to expire in June 2036, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Assays

Through our acquisition of Firefly Bioworks, Inc., as of December 31, 2021, we have rights to, through ownership and exclusive license, several patent families related to our Fireplex product, consisting of nine issued U.S. patents, one pending U.S. patent application, 44 issued foreign patents, and two pending foreign patent applications, of which five issued U.S. patents and 15 issued foreign patents are exclusively licensed from MIT. The issued patents and any patents issuing from the pending applications in those families are expected to expire between 2026 and 2035, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Through the Expedeon Acquisition, as of December 31, 2021, we own three patent families related to the CaptSure technology utilized in our SimpleStep ELISA kits, consisting of four issued U.S. patents, 15 issued foreign patents in France, Germany, Netherlands, Switzerland, and the United Kingdom, and two pending foreign patent applications in Europe. The issued patents and any patents issuing from the pending applications in those families are expected to expire between 2030 and 2036, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Conjugation

Through the Expedeon Acquisition, as of December 31, 2021, we own four patent families related to our conjugation products, consisting of four issued U.S. patents, and 40 issued foreign patents. The issued patents are expected to expire between 2026 and 2034, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Individual patents have terms for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. All taxes, annuities or maintenance fees for a patent, as required by the USPTO and certain foreign jurisdictions, must be timely paid in order for the patent to remain in force during this period of time.

The actual protection afforded by a patent may vary on a product by product basis, from country to country and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions and the availability of legal remedies in a particular country and the validity and enforceability of the patent. Our patents and patent applications may be subject to procedural or legal challenges by others. We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see the “Item 3.D. Risk Factors—Risks Relating to our Intellectual Property.”

Trademarks

As of December 31, 2021, we own trademark registrations or registration applications including ABCAM, RABMAB, FIREPLEX, SIMPLESTEP ELISA, and LIGHTNING LINK in the United States and in other foreign jurisdictions, such as in Europe and China.

Trade Secrets and Proprietary Information

In addition to patents and trademarks, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality, and invention assignment agreements with our employees, consultants, and independent contractors. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee, however, that we have executed such agreements with all applicable counterparties, such agreements will not be breached, or that these agreements will afford us adequate protection of our intellectual property and proprietary rights. See “Item 3.D. Risk Factors—Risks Relating to our Intellectual Property.”

People and Culture

We employed approximately 1,682 full-time and part-time employees (excluding contractors) as of December 31, 2021. The table below sets out the number of employees by geography as of December 31, 2021, 2020 and 2019:

Geography	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
United States	405	402	325
EMEA(1)	762	691	551
APAC(2)	515	462	384
Total	1,682	1,555	1,260

(1)	The significant majority of our EMEA employees are in Cambridge, United Kingdom.
(2)	APAC includes employees in Shanghai, Beijing and Hangzhou in China, Tokyo, Japan, Singapore, Taiwan and Australia.

Our people are guided by our purpose, to serve life scientists to achieve their mission faster, and our culture. Attracting, developing and retaining talented people in research and development, marketing, sales, digital, manufacturing and logistics and other positions is crucial to executing our strategy and our ability to compete effectively in a highly competitive industry. Our ability to recruit and retain such talent depends on several factors, including compensation and benefits, talent development and career opportunities, and our unique culture. To that end, we continually invest in our people in order to create an exceptional workplace and be an employer of choice. In 2022, for the third year running, Glassdoor awarded us a “Glassdoor Employees’ Choice Award,” which is based on feedback from employees about their job, work environment and their employer. Based on employee feedback provided to Glassdoor from October 2020 to October 2021, we were ranked fifth in the “Best Places to Work 2022 Employees’ Choice” in the United Kingdom.

Engagement, Diversity and Inclusion

We are committed to creating an exceptional work environment where people feel valued, respected and engaged. We encourage open, frequent dialogue through a number of channels, including our group-wide intranet, “town hall” meetings and global updates from our CEO and other members of the Leadership Team. Our anonymous “Ask Alan,” a forum that allows employees to ask the CEO questions and the answers are made available to all employees. In March 2020, we implemented a new employee insights tool to track engagement and better understand how our people feel. The tool, which includes access to global comparative data, enables managers to receive real-time, actionable insights.

For our business to succeed and effectively serve our global customers, it is vital that our business includes people from diverse backgrounds and a culture of inclusion, which is free from bias and discrimination. Our newly launched Diversity and Inclusion strategy is focused on providing a welcoming working environment for all employees, continued education, a broadening of our recruitment pools and implementing and sustaining inclusion programs. Our active Employee Resource Groups (“ERGs”) offer mentorship, support and engagement to help our employees, including those from underrepresented groups, succeed and thrive. As of December 31, 2021, we had seven ERGs operating globally. Furthermore, as of December 31, 2021, 54% of our total employee population was female, and 48% of our managerial employees were female. In our latest U.K. Gender Pay Gap Report, covering the 12-month period ended April 2021, our median and mean pay gap were 20.8% and 27.4%, respectively, a decrease of 6.1ppts and 0.6ppts, respectively, compared to the 12-month period ended April 2020. During the year, 59% of promotions to senior leadership positions were women. In recent years we have increased our effort to recruit and develop women through our organization by, for example, introducing Diversity & Inclusion targets that are linked to Senior Leadership remuneration and increasing our recruitment target of at least two woman on every shortlist for senior vacancies.

Training and Development

We offer a range of online and offline development opportunities to support personal and provisional growth. For the fiscal year ended December 31, 2021, approximately 2,000 internal courses were delivered online and offline, and over 15,000 digital content items were delivered via our curated learning platform, Abcampus. In the fiscal year ended December 31, 2021, we offered 12 different apprenticeship standards at levels two to seven in the United Kingdom and had 23 active apprentices including four senior leaders masters apprenticeships and four digital and technology solutions degree apprenticeships. We aim to create a positive, collaborative culture, and we want to ensure everyone is aware of the contribution they can make across our business. We recognize that the work environment has an impact on productivity, innovation and collaboration, which is why we have dedicated resources to building new facilities. We want employees to be engaged and motivated and have opportunities to develop and progress.

Compensation and Benefits

We believe rewarding employees fairly, equitably and competitively is crucial to attracting, retaining and maintaining a motivated workforce. To that end, we offer a comprehensive and wide-ranging compensation and benefits program (which vary by region) including market-competitive pay, broad-based share awards and bonuses, healthcare benefits, pension contributions, paid time off and family leave, flexible work schedules, well-being education and resources. With an emphasis on flexibility and personalization, each year we review and implement enhancements to ensure our benefits are inclusive and meet of the needs of our people.

In particular, we are focused on fostering an ‘owner mindset’ throughout the organization through greater share ownership. A central initiative of this effort was our AbShare scheme, an all employee share plan. The scheme vested in November 2021, with over 90% of our global employees becoming shareholders as a result. Two subsequent successor plans, the “Profitable Growth Incentive Plan” for senior leaders, and the “Abcam Growth Plan” for all other employees, have since been launched.

We believe that we maintain a good relationship with our employees. Currently, none of our employees belong to unions.

Information Technology

Data Privacy and Security

We may also be subject to data privacy and security regulations by state, federal and foreign governments in which we conduct our business. Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of critical or sensitive personal information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, federal and state consumer protection laws and regulations (for example, Section 5 of the Federal Trade Commission Act and the Health Insurance Portability and Accountability Act (“HIPAA”)), govern the collection, use, disclosure, and protection of personal information could apply to our operations or the operations of our partners. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information” or “PHI”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. State laws may be more stringent, broader in scope or offer greater individual rights with respect to PHI than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations, as well as significant reputational harm, if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. For example, California recently enacted the California Consumer Privacy Act (the “CCPA”), which creates new individual privacy rights for California consumers, as defined in the law, and places increased privacy and security obligations on entities handling certain personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt out of certain sales or transfers of personal information. The CCPA also provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information that may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters on November 3, 2020. When it goes into effect on January 1, 2023, the CPRA will modify significantly the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Both the CCPA and CPRA could impact our business activities depending on how they are interpreted and exemplifies the vulnerability of our business to not only cyber threats but also the evolving regulatory environment related to personal data and protected health information.

EU member states, Switzerland, China, Russia and other countries, have also adopted data protection laws and regulations that impose significant compliance obligations. For instance, the collection and use of personal health data in the EEA is governed by the provisions of the General Data Protection Regulation (“GDPR”). The GDPR became effective on May 25, 2018 and imposes strict obligations and restrictions on the ability to collect, analyze, and transfer personal data. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability), limitations on retention of personal data, the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit, demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities, the transfer of personal data out of the EEA, security breach notifications, security and confidentiality of the personal data, and the imposition of substantial potential fines for breaches of the data protection obligations. Data protection authorities from the different EU member states may impose additional requirements, which add to the complexity of processing personal data in the EU. From January 1, 2021, we are subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million / £17.5 million or 4% of global turnover. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision, and remains under review by the Commission during this period. In September 2021, the UK government launched a consultation on its proposals for wide-ranging reform of UK data protection laws following Brexit. There is a risk that any material changes which are made to the UK data protection regime could result in the Commission reviewing the UK adequacy decision, and the UK losing its adequacy decision if the Commission deems the UK to no longer provide adequate protection for personal data. These changes will lead to additional costs and increase our overall risk exposure.

We are also subject to EU rules with respect to cross-border transfers of personal data out of the EU and EEA; for example, in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data from the EEA. We are subject to the supervision of local data protection authorities in those EU jurisdictions where we are established or otherwise subject to the GDPR, and we maintain an office in Switzerland, which has its own set of stringent privacy and data protection laws and regulations. Fines for certain breaches of the GDPR are significant: up to the greater of €20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, or potential civil claims including class action type litigation.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. See “Risk Factors—Risks Relating to our Business and Industry—Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements.”

On August 20, 2021, China passed the Personal Information Protection Law (“PIPL”), effective on November 1, 2021. Notably, the PIPL, similar to the GDPR, applies extra-territorially. The PIPL is intended to clarify the scope of application, the definitions of personal information and sensitive personal information (which includes medical and health information), the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for operators of critical information infrastructure (“CIIOs”) and personal information processors who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL also includes a list of rules which must be complied with prior to the transfer of personal information outside of China, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient. Failure to comply with PIPL can result in fines of up to RMB 50 million or 5% of the prior year’s total annual revenue for the personal information processor and/or a suspension of services or data processing activities. Other potential penalties include a fine of up to RMB one million on the person in charge or directly responsible personnel and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of the People’s Republic of China. The PIPL also prohibits responsible personnel for violations of the PIPL from holding high level management or data protection officer positions in relevant enterprises.

Regulatory Matters

U.S. Regulation

Our products and operations may be subject to regulation by the FDA and other federal, state, or local authorities, as well as foreign regulatory authorities. The FDA regulates, among other things, the research, development, testing, manufacturing, clearance, approval, labeling, storage, recordkeeping, advertising, promotion, marketing, distribution, post-market monitoring and reporting, and import and export of medical devices. The vast majority of our products are currently marketed as research use only medical devices.

Pursuant to its authority under the FDCA, the FDA has jurisdiction over medical devices, which are defined to include, among other things, IVD devices. IVD devices that are marketed as RUO are not intended for use in a clinical investigation or for clinical diagnostic use outside an investigation and must be labeled “For Research Use Only. Not for use in diagnostic procedures.” Products that are intended for RUO and are properly labeled as

RUO are exempt from compliance with the FDA’s requirements applicable to medical devices more generally, including the requirements for clearance or approval and compliance with manufacturing requirements known as the QSR. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDCA and is subject to FDA enforcement. The FDA may consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed, when determining its intended use.

RUO products cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for human clinical diagnostic use. In November 2013, the FDA issued a final guidance on products labeled RUO, which, among other things, reaffirmed that a company may not make any clinical or diagnostic claims about an RUO product. If the FDA were to determine, based on the totality of circumstances, that our products labeled and marketed for RUO are intended for diagnostic purposes, they would be considered medical devices that could require clearance or approval prior to commercialization.

Regulation of Medical Devices in the European Union

A limited number of our products are classified as IVD in the European Union (“EU”). The EU has adopted specific directives and regulations regulating the design, manufacture, clinical investigations, conformity assessment, labeling and adverse event reporting for medical devices (including IVD).

In the EU, there is currently no premarket government review of medical devices (including IVD). However, the EU requires that all IVD placed on the market in the EU must meet the essential requirements of the EU IVD Directive (Directive 98/79/EC) (“IVDD”) including the requirement that an IVD must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner.

Compliance with the essential requirements of the IVDD is a prerequisite for European conformity marking (“CE mark”) without which IVD cannot be marketed or sold in the EU. To demonstrate compliance with the essential requirements, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for (general) IVD (i.e., all IVD other than those covered by Annex II to the IVDD and IVD for self-testing), where the manufacturer can self-assess the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

The EU regulatory landscape concerning IVD is evolving. On April 5, 2017 Regulation (EU) 2017/746 of the European Parliament and of the Council on IVD and repealing Directive 98/79/EC and Commission Decision 2010/227/EU (“IVDR”) was adopted to establish a modernized and more robust EU legislative framework, with the aim of ensuring better protection of public health and patient safety. Unlike the IVDD, the IVDR is directly applicable in all EU member states without the need for member states to implement into national law. This aims at reducing the risk of discrepancies in interpretation across the different European markets. The IVDR will become applicable on May 26, 2022. However, on October 14, 2021, the European Commission proposed a “progressive” roll-out of the IVDR to prevent disruption in the supply of in vitro diagnostic medical devices. The European Parliament and Council voted to adopt the proposed regulation on December 15, 2021 and the regulation entered into force in January 2022. The IVDR will fully apply on May 26, 2022 but there will be a tiered system extending the grace period for many devices (depending on their risk classification) before they have to be fully compliant with the regulation.

Once applicable, the IVDR will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	establish explicit provisions on importers’ and distributors’ obligations and responsibilities;

•	impose an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;

•

improve the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•	set up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices that may have to undergo an additional check by experts before they are placed on the market.

The aforementioned EU rules are generally applicable in the European Economic Area (“EEA”) which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Legal Proceedings

We are not subject to any material legal proceedings.

Insurance

We maintain commercial insurance programs with third parties in the areas of property and business interruption, employers’ liability, product liability and cyber security, among others. In addition, we hold warrant indemnity insurance in respect of the Expedeon acquisition. We self-insure certain risks inherent in our business which, taken together with the deductible levels and exclusions contained within our third-party programs, results in our recording of accruals for incurred claims. Our ultimate exposure may be mitigated by amounts we expect to recover from third parties associated with such claims.

C. Organizational Structure

The legal name of our company is Abcam plc and we are incorporated under the laws of England and Wales. We have 28 wholly-owned subsidiaries. Please refer to Note 16 to our audited consolidated financial statements included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D. Property, Plant and Equipment

Corporate Offices

Our headquarters is located at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX United Kingdom, housing central support functions, and is leased for a term of 20 years expiring in 2038. The lease covers an aggregate of approximately 100,000 square feet, divided over three floors. We also operate from a property in Waltham, Massachusetts. Our Waltham, Massachusetts office is our main corporate facility in the United States, housing U.S. support functions, and is leased for a term of 12 years expiring in 2032. The lease currently covers 75,000 square feet with the option to extend square footage over the course of the lease to 98,985 square feet. We also operate from properties in Shanghai, China; Taiwan and Singapore.

Sales and Distribution

Our major sales and distribution offices are located in Beijing, Hangzhou and Shanghai, China; Tokyo, Japan; Taiwan; Singapore; Cambridge, United Kingdom; and the United States including Milpitas, California; Waltham, Massachusetts, and Eugene, Oregon.

Research and Development, Supply Chain Operations and Manufacturing

Our research and development, supply chain operations and manufacturing sites are located in Adelaide, Australia; Hangzhou, China; Cambridge, United Kingdom and the United States including Branford, Connecticut; Eugene, Oregon; Fremont and Milpitas, California; and Waltham, Massachusetts.

During the fiscal year ended December 31, 2021, to accommodate anticipated future growth, we continued the expansion of our new and existing leased office spaces in Fremont, California and Eugene, Oregon, among others. We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

IT Development hub

Our IT development hubs are located in Shanghai, China; Amsterdam, Netherlands; and Cambridge, United Kingdom.

Financing

We are financing expansions and improvements to our property portfolio through a mixture of bank debt and cash. We expect to continue to use this combination of financing to fund our continued expansion.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with consolidated financial statements and the related notes included elsewhere in this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors,” “Risk Factor Summary,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Certain information called for by this Item 5, including a discussion of the 12-months ended June 30, 2019 and 2020, as well as the year-over-year comparison of our 2020 financial performance to 2019, has been reported previously in our final prospectus filed pursuant to Rule 424(b)(4) on October 22, 2020 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, a discussion of the six months ended December 31, 2020, as well as a comparison against performance in the six months ended December 31, 2019, has been reported previously in our transition report on Form 20-F filed on September 1, 2021 under Item 5. “Operating and Financial Review and Prospects.”

Overview

We are a global life science company focused on identifying, developing and distributing high-quality reagents and tools for our customers at the forefront of life science research. Our products are used by researchers to study biological pathways, which is critical for scientific research, diagnostics and drug discovery. Our mission is to provide life science researchers with highly validated products and services to advance biological research and achieve their goals faster. We do this by continuously innovating and providing our customers with high-quality tools, together with expert customer support. Our product offering includes an extensive portfolio of antibodies and related protein research tools that are fundamental to our customers’ research and experimental workflow. Our customers are primarily scientists and researchers in academic institutions, research institutes and pharmaceutical, biotechnology and diagnostics companies. Headquartered in Cambridge, United Kingdom, we operate across 14 locations around the world, supported by our world-class team of approximately 1,750 employees (including contractors), comprised of individuals, a large number of whom have PhDs, who have served customers in over 130 countries.

We believe that our product portfolio enables breakthrough proteomics discovery by our customers and partners. Our customers and partners are working to innovate and discover proteomic mechanisms such as the role of signaling and regulatory proteins in biological pathways—ultimately leading to diagnostics and treatments for diseases such as cancer and immune deficiency disorders. Their success depends on rigorous product performance and reliability, and it is these factors that continue to guide our innovation efforts.

Since 2019, we have put more resource into innovating faster in antibodies and immunoassays, and we have complemented these areas with new product categories such as conjugation kits, proteins/cytokines, engineered cell lines, and now a range of BioVision cellular and biochemical assays. In total, new products introduced since 2019 represented approximately 7% of our revenue for the fiscal year ended December 31, 2021. In addition, our in-house catalogue revenue grew by 41% for the fiscal year ended December 31, 2021. We are confident that our customer data insights and our approach to innovation and marketing underly this strong growth driver from internal innovation.

In the fiscal year ended December 31, 2021, our teams developed and launched over 2,500 high-quality antibody products including recombinant RabMAb antibodies, antibody pairs, SimpleStep ELISA kits and new formulations that enable faster labelling and assay development. These new product introductions combined to meet two objectives for our new product development: fill unmet needs in research and increase product quality. As we have developed our high throughput innovation capability, we have also made bolder moves to delist third-party supplied products that do not meet our customer quality needs. Together, these actions have substantially improved Abcam’s quality and our overall brand preference. As a global supplier of critical life science research reagents and tools, we are focused on strengthening our position as a partner of choice for organizations that are looking to access high-quality antibodies and antibody expertise for commercial use within their products and assays, a philosophy we refer to as “Abcam Inside.”

For the fiscal year ended December 31, 2021, our Abcam Inside philosophy has resulted in a further increase in the number of customers and partners adopting our products for use on their third-party platforms or development of clinical products. For the fiscal year ended December 31, 2021 we entered into 85 new agreements with such organizations, including Alamar Biosciences, Inc. and Nautilus Biotechnology, Inc..

To date, almost 1,000 of our antibodies have been commercialized through these partners, for use on third-party platforms or as diagnostic tools, with over three thousand more currently undergoing evaluation by our partners. We believe that these areas present significant long-term opportunities for the Group.

We recorded revenue of £315.4 million, operating profit for the year of £7.1 million and adjusted operating profit of £60.4 million for the fiscal year ended December 31, 2021. Revenue grew by 17.1% for the fiscal year ended December 31, 2021, as compared to the 12-months ended December 31, 2020. Operating profit grew 610.0% and adjusted operating profit grew by 19.4% for the same period. For the definition of Adjusted Operating Profit and reconciliation of Adjusted Operating Profit to profit for the period, please see “Non-IFRS Financial Measures.”

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

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Product Mix, Growth and Innovation

We offer a variety of products, and the products in our portfolio are sold at different prices and in different volumes. In any particular period, changes in the volume of particular products sold across our various markets and the prices of those products relative to other products will impact our cost of sales, our gross profit and our gross margin. We continue to increase our focus on our innovation platform to extend and improve our in-house proprietary product offering, which we believe will continue to expand our market share in research use markets. Sales of in-house products generate a substantially higher gross margin than third-party product sales, and we also believe that in-house products will support continued market share expansion in research use markets while also enabling us to extend our product offering, through industry partners, to clinical applications. We expect to continue to devote significant resources to developing innovative new products, both as part of our existing portfolio and in complementary and adjacent markets. The acceptance and growth of such new products may vary. The volume of our products sold during a given period in any particular market will depend in part on successfully introducing new products that generate additional demand as well as the extent to which new products may impact our sales of existing products.

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

Strategic Acquisitions

We have made, and intend to continue to make, strategic acquisitions in our existing and adjacent customer markets to supplement our organic growth, solidify our current market presence and expand into new markets. In October 2021, we acquired BioVision, Inc. (“BioVision”), a leading innovator of bio-chemical and cell-based assays, and developer, producer and seller of a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds. We acquired BioVision for cash consideration of $340.0 million, on a cash-free, debt-free basis, adding one of our largest suppliers to our in-house portfolio.

Our strategic acquisitions may affect our business growth and the comparability of our financial results. Since the date of the BioVision acquisition to December 31, 2021, the acquisition contributed £2.6 million to our revenue and a loss before tax of £2.6 million. If the BioVision acquisition had been completed on January 1, 2021, our revenue and profit before tax would have been £331.6 million and £9.8 million, respectively.

We intend to continue to selectively pursue strategic acquisitions to further strengthen our competitiveness. We will evaluate and execute opportunities that complement and scale our business, optimize our profitability, help us expand into adjacent markets and add new capabilities to our business.

Impact of the COVID-19 Pandemic

Preventative and precautionary measures that we, other businesses, our communities and governments have taken to mitigate the spread of the COVID-19 pandemic, including variants, has adversely affected, and is expected to continue to adversely affect, elements of our business. In particular, precautionary measures taken by our customers, such as staggered shifts, social distancing and temporary laboratory closures, have adversely affected, and are expected to continue to adversely affect our business. Having begun to reopen in the latter half of 2020, laboratories continued to reduce COVID-19 related restrictions during the fiscal year ended December 31, 2021, with a resultant benefit to our revenues over this period. Despite this reopening, we do not believe activity had fully returned to pre-COVID levels by the end of the fiscal year ended December 31, 2021, due to the emergence of the Omicron variant in late 2021.

Global supply chains have faced significant challenges and delays. These additional pressures have been resolved by additional investment in manufacturing equipment and processes, while also introducing additional shift patterns in order to achieve better utilization of our resources. Further progress is expected as we pursue changes to our processes including quality control, kit development and logistics as well as benefits expected from our integrated business planning process.

Operating Expenses

As expected, over the last two years profit margins have been suppressed by the effects of both COVID-19 and the implementation of the Group’s five-year growth plan to 2024. Many of our major investment plans are now substantially complete, and as we look forward, we expect to see the rate of investment reduce and the resultant delivery of operational leverage as the value of our investments are realized.

For the 12-months ended December 31, 2020 and fiscal year ended December 31, 2021, our operating profit margin was 0.4% and 2.3%, respectively, and our adjusted operating profit margin was 18.8% and 19.2%, respectively.

As we look forward, we expect our operating leverage to continue to levels consistent with our five-year growth plan, comprising a 30% operating profit margin in 2024.

Key Indicators of Performance and Financial Condition

As the prior year is a six-month period, we have included a 12-months ended December 31, 2020 for the purpose of providing a meaningful comparison to the fiscal year ended December 31, 2021.

The following table sets forth our key indicators of performance and financial condition for the 12-months ended December 31, 2020 and the fiscal year ended December 31, 2021.

	12-months ended December 31, 2020	Fiscal Year ended December 31, 2021
	(in millions unless otherwise stated)
Total CER revenue growth(1)	(0.9)%	22.3%
Net cash inflow from operating activities	£58.9	£62.9
Free Cash Flow(2)	£5.6	£6.0
(Loss) / Profit for the year	£(0.9)	£4.4
Adjusted Operating Profit(3)	£50.6	£60.4
Adjusted Operating Profit Margin(4)	18.8%	19.2%
ROCE(5)	6.6%	7.6%
Diluted earnings per share	£(0.004)	£0.019
Adjusted Diluted earnings per share(6)	£0.178	£0.206

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

(2)

Free Cash Flow is defined as net cash inflow from operating activities less net capital expenditure, transfer of cash from/(to) escrow in respect of future capital expenditure and the principal and interest elements of lease obligations and lease incentives received. Free Cash Flow provides an indication of the amount of cash available for discretionary investing or financing after removing capital related items. Free Cash Flow may not be comparable to other similarly titled metrics of others. Please see “Non-IFRS Financial Measures” for a reconciliation of Free Cash Flow to the most directly comparable IFRS financial performance measure and why we consider it useful.

(3)

Adjusted Operating Profit is defined as profit for the period / year before taking account of finance income, finance costs, tax, exceptional items, share-based payments and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from period to period / year to year. Exceptional items currently consist of the impairment of intangible assets, systems and process improvement costs, acquisition costs, integration and reorganization costs, amortization of acquisition intangibles, amortization of fair value adjustments and share-based payments. Adjusted Operating Profit may not be comparable to other similarly titled metrics of others. Please see “Non-IFRS Financial Measures” for a reconciliation of Adjusted Operating Profit to the most directly comparable IFRS financial performance measure and why we consider it useful.

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

(6)

Adjusted Diluted earnings per share is defined as Adjusted profit for the period / year divided by the weighted average number of ordinary shares for the purposes of diluted earnings per share. Adjusted profit for the period / year used in this calculation is defined as profit for the period / year less (i) amortization of fair value adjustments, (ii) impairment of intangible assets, (iii) system and process improvement costs, (iv) acquisition costs, (v) amortization costs of acquired intangibles, (vi) integration and reorganization costs, (vii) share-based payment costs and employer tax contributions thereon and (viii) the tax effect of items (i) to (vii), all for the 12-months ended December 31, 2020 and fiscal year ended December 31, 2021. Adjusted Diluted earnings per share is calculated with an adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. We use Adjusted Diluted earnings per share to measure underlying profitability and to reflect the other adjusted performance measures used. Adjusted Diluted earnings per share may not be comparable to other similarly titled metrics of others. Please see “Non-IFRS Financial Measures” for a reconciliation of Adjusted Diluted earnings per share to the most directly comparable IFRS financial performance measure and why we consider it useful.

A. Operating Results

Revisions to Previously Reported Financial Information

In March 2021, the IFRIC published an agenda decision on how an entity should account for costs of configuring or customizing application software in a Cloud Computing or SAAS arrangement. As a result of this change in accounting policy, we revised our consolidated financial statements as of and for the fiscal year ended December 31, 2021, the six months ended December 31, 2020, and the fiscal years ended June 30, 2020 and 2019. See Note 1(d) to our consolidated financial statements included elsewhere within this Annual Report for more information.

Components of Our Results of Operations

Revenue

Our revenue primarily consists of catalogue product sales. Revenue from sales of goods, including revenue generated from products sold from our catalogue and ‘IVD’ products, and which represents the significant majority of our revenue, is recognized upon the earlier of delivery to the customer or the point at which the customer takes control of the goods, if this is sooner. We also earn revenue from custom products and licensing, which we call our Custom Products and Licensing revenue. Custom product and service revenue, which can be the provision of a service or the development of products for customers, is recognized at the point at which a milestone, as defined in the contract, has been completed. Every milestone is typically aligned to a customer deliverable. For example, the amount of services provided, a deliverable arising from the services or the number of products successfully developed and provided to the customers, and accordingly is considered to be a performance obligation. Each milestone has a defined transaction price. If it is identified that the costs will be in excess of the contract revenue, the expected loss is recognized as an expense immediately. License fee income is recognized upon delivery of the licensed technology where our continued performance or future research and development services are not required. Royalty revenue is recognized on an accruals basis based on the contractual terms and the substance of the agreements with the counterparty, provided that the amount can be reliably measured and it is probable that the economic benefit will flow to us.

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

•

other components, such as: inventory provisioning and write off expenses; free of charge replacements, which are provided to customers if any problems with the products they ordered were identified; service costs, which are incurred in the provision of custom products or services and are recognized in line with service revenue. Service costs vary depending on whether revenue is recognized at a point in time or over a period of time; if revenue is recognized over time, the costs are recognized as incurred, and when a performance obligation exists and any costs that were deferred have been fulfilled, then these are recognized in cost of sales; and royalty fees payable for products under license; and

•	amortization of fair value adjustments in inventory as a result of acquisitions.

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

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of salaries and related benefits. Other general and administrative costs include marketing expenses, facility-related costs and professional services fees for auditing, tax and general legal services, as well as expenses associated with the requirements of being a listed public company on AIM and Nasdaq. We expect that our general and administrative costs will increase in the future as our business expands and we increase our headcount to support the expected growth in our operating activities. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses.

Research and development expenses

Research activities, which are the early stages of product development, are expensed as incurred up until products reach commercial feasibility, after which point such development costs are capitalized and amortized over the anticipated commercial life of the asset. Such research and development expenses, which are expected to increase in the future, consist of salary-related benefits, costs of related facilities, materials and equipment, costs associated with obtaining and maintaining patents and other intellectual property, depreciation of research and development specific assets and amortization of capitalized research and development projects, and include an offset in respect of research and development tax credits as described further below. Development activities generally relate to creating new products, creating variations of existing products, modifying existing products to meet new applications or developing new technology platforms from which to derive new products, but these costs are only capitalized once commercial feasibility is attained whereby this category of capitalized cost is described as Internally Developed Technology (“IDT”).

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

Exceptional items, share-based payments and amortization of acquisition intangibles

Exceptional items, share-based payments and amortization of acquisition intangibles is comprised of certain cash and non-cash items that we believe are not reflective of the normal course of our business and where the separate disclosure of such items enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of underlying performance of the business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from period to period and from year to year.

Current components consist of impairment of intangible assets including technology and software assets, systems and process improvement costs associated with our Oracle Cloud ERP project that commenced in 2016, costs relating to the implementation of the IFRIC relating to Cloud Computing or Software as a Service (“SAAS”), acquisition costs and integration and reorganization costs, and costs related to a number of our share-based payment schemes offered to certain of our employees and executives.

From the fiscal year December 31, 2021, costs associated with our share-based payment schemes were included within this category. The prior year comparative periods, including the six months ended December 31,

2020, and the fiscal years ended June 30, 2020 and 2019 have been re-presented to reflect the costs related to our share-based payment schemes. Although our share-based payment schemes are an important aspect of compensation for certain of our employees and executives, management believes it is useful to exclude costs associated with our share-based payment schemes from adjusted profit measures to better understand the long-term performance of our core business. Costs associated with our share-based compensation schemes are non-cash charges and are determined using several factors, including expectations surrounding future performance, employee forfeiture rates, and the share price for employee payroll-related tax items. These factors are beyond our direct control and generally unrelated to operational decisions and our performance in any particular period. Further, costs associated with our share-based compensation schemes are not reflective of the value ultimately received by the recipients of the awards. See Note 7 to our audited consolidated financial statements, which are included elsewhere in this Annual Report, for further discussion of our costs related to our share-based payment schemes.

Amortization of acquisition intangibles includes the amortization of intangible assets brought onto the balance sheet at a fair value in accordance with IFRS 3 Business Combinations and arising specifically from acquisition activity and the amortization of fair value adjustments to the balance sheet arising at the time of the acquisition.

Finance income

Finance income is comprised of interest received or receivable on cash deposits.

Finance costs

Finance costs consist mainly of interest expense on our revolving credit facility (“RCF”) that was drawn down during the fiscal year ended December 31, 2021 and is treated as short term debt. Finance costs additionally include the amortization of upfront fees incurred in setting up our RCF and other related facility fees, such as those for non-utilization. We have no other borrowings upon which interest could be incurred. Finance costs also include interest expense representing the unwinding of discounted lease liabilities in respect of assets now presented on our balance sheet in accordance with IFRS 16, which became effective on July 1, 2019.

Tax

Our tax expense or credit consists of income taxes, with UK income being taxed at the UK rate of tax and taxation for other jurisdictions calculated at the rates prevailing in each respective jurisdiction. Tax also includes the unwinding of temporary differences caused mainly by the manner in which intangible assets related to acquisitions are recognized, and therefore amortized, in our consolidated financial statements compared to the individual entity financial statements, which is the basis upon which taxation is calculated.

We also benefit from the UK “Patent Box” regime that allows profits attributable to revenue from patents registered in the United Kingdom or European Union or patented products to be taxed at an effective rate of 10.0%, rather than the usual UK statutory rate of 19.0%.

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

Results of Operations

The following tables set forth our results of operations in pounds sterling and as a percentage of revenue for the 12-months ended December 31, 2020 and the fiscal year ended December 31, 2021:

	12-months Ended December 31,	Fiscal Year Ended December 31,
	2020	2021	Change
	(in millions)		(in millions and %)
Revenue	£269.3	£315.4	£46.1	17.1%
Cost of sales

Before exceptional items, share-based payments and amortization of acquisition intangibles	(80.8)	(87.7)	(6.9)	(8.5)
Exceptional items, share-based payments and amortization of acquisition intangibles	—	(3.1)	(3.1)	—
Gross Profit	188.5	224.6	36.1	19.2

Selling, general and administrative expenses:
Before exceptional items, share-based payments and amortization of acquisition intangibles	(120.6)	(150.6)	(30.0)	(24.9)
Exceptional items, share-based payments and amortization of acquisition intangibles	(23.9)	(39.1)	(15.2)	(63.6)
Research and development expenses
Before exceptional items, share-based payments and amortization of acquisition intangibles	(17.3)	(16.7)	0.6	3.5
Exceptional items, share-based payments and amortization of acquisition intangibles	(25.7)	(11.1)	14.6	56.8

Operating profit	1.0	7.1	6.1	610.0
Finance income	0.4	0.3	(0.1)	(25.0)
Finance costs	(3.6)	(2.7)	0.9	25.0

(Loss) / Profit before tax	(2.2)	4.7	6.9	313.6
Tax credit / (charge)	1.3	(0.3)	(1.6)	(123.1)

(Loss) / Profit for the period	£(0.9)	£4.4	£5.3	588.9%

	12-months Ended December 31,	Fiscal Year Ended December 31,
	2020	2021
	(as a % of revenue)
Revenue	100.0%	100.0%
Cost of sales:
Before exceptional items, share-based payments and amortization of acquisition intangibles	(30.0)	(27.8)
Exceptional items, share-based payments and amortization of acquisition intangibles	—	(1.0)
Gross Profit	70.0	71.2

Selling, general and administrative expenses:
Before exceptional items, share-based payments and amortization of acquisition intangibles	(44.8)	(47.7)
Exceptional items, share-based payments and amortization of acquisition intangibles	(8.9)	(12.4)
Research and development expenses:
Before exceptional items, share-based payments and amortization of acquisition intangibles	(6.4)	(5.3)
Exceptional items, share-based payments and amortization of acquisition intangibles	(9.5)	(3.5)

Operating profit	0.4	2.3
Finance income	0.1	0.1
Finance costs	(1.3)	(0.9)

(Loss) / Profit before tax	(0.8)	1.5
Tax credit / (charge)	0.5	(0.1)

(Loss) / Profit for the period	(0.3)%	1.4%

Revenue

Revenue was £315.4 million for the fiscal year ended December 31, 2021 compared to £269.3 million for the 12-months ended December 31, 2020, representing total CER revenue growth of 22.3% and reported revenue growth of 17.1%.

Revenue growth was driven by a continued recovery in laboratory activity that decreased significantly in 2020 due to the COVID-19 pandemic, an increase in demand for our growing portfolio of in-house products, and our acquisition of BioVision in October 2021, which contributed approximately 1.0% to our reported revenue growth, partially offset by an aggregate negative impact of foreign exchange rates of 5.0% as the U.K. pound strengthened against several of our major trading currencies including the U.S. dollar, euro and Japanese yen.

Our revenue is broken down into the following geographical components:

	12-months Ended December 31,		Fiscal Year ended December 31,
	2020		2021
	(in millions)	% of revenue	(in millions)	% of revenue
The Americas	£111.3	41.3%	£130.4	41.3%
EMEA	74.6	27.7	84.3	26.7
China	43.1	16.0	58.2	18.6
Japan	19.3	7.2	18.7	5.9
Rest of Asia Pacific	21.0	7.8	23.8	7.5

Total revenue	£269.3	100.0%	£315.4	100.0%

Revenue by type can be further broken down as follows:

	12-months Ended December 31,		Fiscal Year Ended December 31,
	2020		2021
	(in millions)	% of revenue	(in millions)	% of revenue
Catalogue revenue	£251.5	93.4%	£296.4	94.0%
Custom products and services	5.7		5.7
IVD	5.9		6.3
Royalties and licenses	6.2		7.0

Custom Products and Licensing revenue sub-total	17.8	6.6	19.0	6.0

Total revenue	£269.3	100%	£315.4	100%

Catalogue revenue can be further broken down as follows:

	12-months Ended December 31,		Fiscal Year Ended December 31,
	2020		2021
	(in millions)	% of revenue	(in millions)	% of revenue
In-house products	£128.8	51.2%	£174.1	58.7%
OEM products	122.7	48.8	122.3	41.3

Catalogue revenue sub-total	£251.5	100.0%	£296.4	100.0%

Catalogue revenue was £296.4 million for the year ended December 31, 2021 compared to £251.5 million for the 12-months ended December 31, 2020, representing 22.9% CER revenue growth and 17.9% reported revenue growth respectively. In-house product revenue was £174.1 million for the year ended December 31, 2021 compared to £128.8 million for the 12-months ended December 31, 2020, representing CER revenue growth of 41.1% and 35.2% reported revenue growth. Except for Japan, which suffered greater COVID-19 related disruption, our revenue growth in the territories listed above grew at double-digit rates (on a CER basis), with China being our fastest revenue growth territory. For the year ended December 31, 2021 China accounted for 19.3% of our reported catalogue revenue and grew 34.0% CER of revenue growth.

Custom Products & Licensing (‘CP&L’) revenue, rose 13.9% on a CER revenue growth basis (6.7% reported). Within CP&L, IVD and royalty and license sales grew double digit as the number of out-licensed products and commercial deals continued to grow, whilst custom projects returned to growth as customer activity levels improved following a more muted period of activity due to COVID-19.

Cost of sales

Cost of sales before exceptional items, share-based payments and amortization of acquisition intangibles increased by £6.9 million, or 8.5%, to £87.7 million for the year fiscal ended December 31, 2021 compared to £80.8 million for the 12-months ended December 31, 2020. This increase was below the 17.1% growth in reported revenue for the fiscal year ended December 31, 2021 (before exceptional items, share-based payments and amortization of acquisition intangibles) predominantly due to a reduction in the percentage of third-party products sold, which have a higher cost base than our in-house products.

Gross profit

Gross profit increased by £36.1 million, or 19.2%, to £224.6 million for the fiscal year ended December 31, 2021 compared to £188.5 million for the 12-months ended December 31, 2020. This increase predominantly reflects the favorable movement in product mix towards high margin in-house products in addition to volume leverage resulting from the increase in revenue.

Selling, general and administrative expenses

Selling, general and administrative expenses before exceptional items, share-based payments and amortization of acquisition intangibles increased by £30.0 million, or 24.9%, to £150.6 million for the fiscal year ended December 31, 2021 compared to £120.6 million for the 12-months ended December 31, 2020. The overall increase was due to greater business activity and planned investments made during the period, predominantly in innovation and our global team.

More specifically, this increase was driven by: an increase in salaries and related costs of £4.9 million to £83.9 million for the fiscal year ended December 31, 2021 compared to £79.0 million for the 12-months ended December 31, 2020, reflecting the increased headcount, investment in senior leadership and inflationary pay increases offset by a reduction in the untaken vacation accrual as the COVID-19 travel restrictions were lifted; sales and marketing expenditures increased by £2.7 million, driven by online advertising; insurance expenditures increased by £3.2 million, related to the cost of D&O insurance in connection with our public offering that we completed on October 26, 2020; IT and communication costs increased by £4.5 million and depreciation and amortization charges increased by £9.5 million driven by our continued investment in systems and premises.

Research and development expenses

Research and development expenses before exceptional items, share-based payments and amortization of acquisition intangibles decreased by £0.6 million, or 3.2%, to £16.7 million, net of a tax credit of £2.3 million, for the fiscal year ended December 31, 2021 compared to £17.3 million, net of a tax credit of £1.3 million for the 12-months ended December 31, 2020. Excluding the tax credit, the cost base is broadly in line with increases in salary and related costs of £6.8 million being offset by an increase in amounts allocated to intangible fixed assets and inventories as laboratory activity recovered generating greater productivity compared to the COVID-19 impacted 12-months ended December 31, 2020.

Exceptional items, share-based payments and amortization of acquisition intangibles

Exceptional items, share-based payments and amortization of acquisition intangibles were £53.3 million for the fiscal year ended December 31, 2021 compared to £49.6 million for the 12-months ended December 31, 2020. This increase was driven by: £3.1 million in cost of sales which compared to £nil for the 12-months ended December 31, 2020; £39.1 million in selling, general and administrative expenses which compared to £23.9 million for the 12-months ended December 31, 2020; and £11.1 million in research and development expenses which compared to £25.7 million in the 12-months ended December 31, 2020.

Share-based payment expenses of £20.0 million are included within this category in the fiscal year ended December 31, 2021 and the prior year comparatives have been re-presented. For the comparative period of 12-months ended December 31, 2020, the value was £13.3 million, and this increase was driven by the introduction of the Profitable Growth Incentive Plan (“PGIP”) in July 2021. Other expenses consisted of amortization of fair value adjustments of £3.1 million relating to the fair value of the inventory acquired in connection with our acquisition of BioVision, compared to £nil in the 12-months ended December 31, 2020; systems process improvement costs of £7.0 million compared to £5.0 million for the 12-months ended December 31, 2020, related to the work performed on the Oracle Cloud ERP project in upgrading our IT systems that did not qualify to be capitalized and an impairment of a software asset developed as part of the ERP project that was no longer required; acquisition costs of £8.3 million for the fiscal year ended December 31, 2021 compared to £2.8 million in the 12-months ended December 31, 2020, related to the BioVision acquisition which completed on October 26, 2021; integration and reorganization costs of £4.7 million for the fiscal year ended December 31, 2021 compared to £4.0 million for the 12-months ended December 31, 2020, related to the integration of the BioVision acquisition; impairment of intangibles of £1.1 million for the fiscal year ended December 31, 2021 compared to £14.9 million for the 12-months ended December 31, 2020; and amortization of acquisition intangibles of £9.1 million for the fiscal year ended December 31, 2021, compared to £9.6 million for the 12-months ended December 31, 2020.

Finance income

Finance income for the fiscal year ended December 31, 2021 decreased by £0.1 million to £0.3 million compared to £0.4 million for the 12-months ended December 31, 2020, which consisted of interest receivable on cash deposits. The benefit of having a relatively high cash balance at the end of the period as well as a higher average cash balance during the year was offset by low interest rates received on these balances.

Finance costs

Finance costs for the fiscal year ended December 31, 2021 decreased by £0.9 million to £2.7 million compared to £3.6 million for the 12-months ended December 31, 2020. This comprised lease liability costs of £1.7 million compared to £1.9 million for the 12-months ended December 31, 2020, representing the unwinding of discounted lease liabilities; interest payable on drawings of our RCF of £0.7 million compared to £1.3 million in the 12-months ended December 31, 2020; and the amortization of arrangement fees of £0.3 million in line with the prior period. Interest payable on the RCF is £0.6 million lower than the 12-months ended December 31, 2020 due to the drawdown in the fiscal year ended December 31, 2021 being for three months only from October 2021, but the facility was drawn down for the majority of the previous year incurring interest.

Tax expense

Tax expense for the fiscal year ended December 31, 2021 was £0.3 million compared to a credit of £1.3 million for the 12-months ended December 31, 2020. This charge was lower than the headline U.K. Corporation Tax rate of 19% due partly to a lower rate of tax applied to profits on certain patented income under HMRC’s “Patent Box” regime. The tax effect of exceptional items, share-based payments and the amortization of acquisition intangibles had a beneficial effect of £10.5 million in the fiscal year ended December 31, 2021 compared to £10.1 million in the 12-months ended December 31, 2020, resulting in an effective tax rate of 19.7% compared to 20.4% in the 12-months ended December 31, 2020. Excluding exceptional items, share-based payments and the amortization of acquisition intangibles, the effective rate was 18.6% compared to 18.6% for the 12-months ended December 31, 2020.

In March 2021, the U.K. government announced that the U.K. Corporation Tax rate would increase from 19% to 25% commencing April 1, 2023. As a result, the deferred tax balances on those timing differences which originate in the U.K. and which are expected to reverse after April 1, 2023 were restated at the higher tax rate of 25%. We anticipate that our effective tax rate will increase towards the U.K. corporate rate and remains subject to further changes to the U.K. Corporation Tax rate, as well as equivalent changes that may occur in other in jurisdictions in which we operate, as various governments take actions to address fiscal deficits caused by the COVID-19 pandemic.

Operating profit and Adjusted Operating Profit

Operating profit increased by £6.1 million, or over 600%, to £7.1 million for the fiscal year ended December 31, 2021 compared to £1.0 million for the 12-months ended December 31, 2020. This increase was primarily driven by strong revenue growth as the COVID-19 pandemic recovery continued, and improvements in gross profit margin with the move to in-house products offset by increases in selling, general and administration expenses driven by the planned investments in our platform and team to support the Group’s growth.

Adjusted Operating Profit increased by £9.8 million, or 19%, to £60.4 million for the fiscal year ended December 31, 2021 representing an Adjusted Operating Profit Margin of 19.2% compared to £50.6 million for the 12-months ended December 31, 2020, representing an Adjusted Operating Profit Margin of 18.8%. Adjusted Operating Profit was primarily driven by the factors affecting operating profit, with the exception of exceptional items, share-based payments and amortization of acquisition intangible assets, which are excluded from Adjusted Operating Profit. For the fiscal year ended December 31, 2021 these comprised; share-based payment expenses of £20.0 million compared to £13.3 million for the 12-months ended December 31, 2020; the amortization of the fair value adjustments of £3.1 million relating to the fair value of the inventory acquired in connection with our acquisition of BioVision, compared to £nil for the 12-months ended December 31, 2020; systems process improvement costs of £7.0 million compared to £5.0 million for the 12-months ended December 31, 2020, which relates to the work performed on the Oracle Cloud ERP project related to upgrading our IT systems that did not qualify to be capitalized and an impairment a result of a software asset developed as part of the ERP project that was no longer required; acquisition costs of £8.3 million for the fiscal year ended December 31, 2021 compared to £2.8 million for the 12-months ended December 31, 2020 which were related to the BioVision acquisition which completed on October 26, 2021; integration and reorganization costs of £4.7 million for the fiscal year ended December 31, 2021 compared to £4.0 million for the 12-months ended December 31, 2020, related to the integration of the BioVision acquisition; impairment of intangibles of £1.1 million for the fiscal year ended December 31, 2021 compared to £14.9 million for the 12-months ended December 31, 2020; and amortization of acquisition intangibles of £9.1 million for the fiscal year ended December 31, 2021, compared to £9.6 million for the 12-months ended December 31, 2020.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by our operating activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months. However, because we are in the growth stage of our business, we expect to continue to invest in our business. We may require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. In addition, we may, in the short term or long term, require equity or debt financing or enter into credit facilities for other reasons.

Our primary sources of liquidity are our cash and cash equivalents and our RCF. As of December 31, 2020 and 2021 we had cash and cash equivalents of £211.9 million and £95.1 million, respectively with drawings of £120.0 million as at the year ended December 31, 2021, compared to £nil million for the 12-months ended December 31, 2020.

In the prior year on October 26, 2020, we completed the initial public offering of our ADSs in the United States, which resulted in the issuance and sale of 10,287,000 ADSs representing 10,287,000 ordinary shares, generating net proceeds of £126.5 million, although this was partially offset by the repayment of £107.0 million of the Group’s RCF (as described further below). In April 2020, we issued new ordinary shares in the aggregate amount of £110.0 million. Our cash and cash equivalents consist of cash in bank accounts and on deposit.

In February 2019, we entered into an RCF with a syndicate of banks for £200.0 million, with an additional £100.0 million accordion option, providing us with additional financial flexibility for future acquisitions. We may at any time up to six months of the termination date of the RCF, give prior notice of the wish to exercise this accordion option with a minimum value of £10.0 million and a maximum of £100.0 million. We drew down £120.0 million on the RCF during the year ended December 31, 2021 to fund the BioVision acquisition in October 2021, and our RCF remained drawn in this amount as of December 31, 2021. We drew down £107.0 million on the RCF during the 12-months ended December 31, 2020, and repaid the RCF in full in November 2020. As of December 31, 2020, the RCF was undrawn. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In particular, the widespread COVID-19 pandemic, including variants, has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when or on the terms desired, our business, financial condition and results of operations could be adversely affected.

The initial term of this RCF is three years with two extension options of one year each. On January 7, 2021, we received approval from all syndicate banks for a two-year extension to the RCF following our exercise of the extension option on December 17, 2020, which extends the expiry of the facility to January 31, 2024. All other terms of the facility remained unchanged. Up until December 31, 2021, the interest rate was the aggregate of:

(i) a margin, which varies from 0.75% to 1.45%, that is dependent on a debt cover ratio, which for the year ended December 31, 2020 was at the minimum level of 0.75%; and (ii) London Inter-bank Offered Rate (“LIBOR”) or, in relation to any borrowing in Euro, Euro Inter-bank Offered Rate (“EURIBOR”) or in relation to any non-LIBOR currency, the benchmark rate for that currency. The benchmark rate is the applicable screen rate as of the specified time for the currency of the borrowing.

From January 1, 2022, the LIBOR benchmark rate was replaced by the Sterling Overnight Index Average (“SONIA”). Our borrowing costs became the SONIA risk free rate, a risk rated adjustment to the SONIA risk free rate and a margin between 0.75% and 1.45%, dependent upon a debt cover ratio. As at January 1, 2022, the combined interest rate on drawdowns from the RCF amounted to 0.9715%. Borrowings under this facility are unsecured but are guaranteed by certain of our material subsidiary companies.

Our capital expenditures consist primarily of property plant and equipment and intangible assets. Our capital expenditures were £59.8 million during the fiscal year ended December 31, 2021 compared to £45.3 million for the 12-months ended December 31, 2020. Major areas of capital expenditure included £25.4 million in respect of global footprint developments compared to £7.5 million for the 12-months ended December 31, 2020. Capital expenditure of £25.3 million was incurred on intangible assets in the fiscal year ended December 31, 2021 compared to £29.0 million for the 12-months ended December 31, 2020, which included £8.3 million in respect of our ERP implementation project and £7.5 million of internally developed technology relating to new in-house products compared to £15.2 million in respect of our Oracle Cloud ERP project and £10.4 million related to internally developed technology for the 12-months ended December 31, 2020. Other significant items included £5.9 million related to laboratory equipment during the fiscal year ended December 31, 2021, with an equivalent amount of £4.6 million for the 12-months ended December 31, 2020.

We assess our liquidity, in part, through an analysis of our working capital together with our other sources of liquidity. As of December 31, 2021, our working capital balance, which is comprised of inventories, trade and other receivables and trade and other payables, was £51.2 million, an increase of £4.4 million from £46.8 million for the 12-months ended December 31, 2020.

The following table presents the summary consolidated cash flow information for the periods presented.

	12-months Ended December 31,	Fiscal Year Ended December 31,
	2020	2021
	(in millions)	(in millions)
Net cash inflow from operating activities	£58.9	£62.9
Net cash outflow from investing activities	(153.7)	(291.5)
Net cash inflow / (outflow) from financing activities	116.0	111.4
Increase / (decrease) in cash and cash equivalents	£21.2	£(117.2)

Net cash inflow from operating activities

Fiscal year ended December 31, 2021 compared to 12-months ended December 31, 2020

Net cash inflow from operating activities was £62.9 million for the fiscal year ended December 31, 2021 compared to £58.9 million for the 12-months ended December 31, 2020. This inflow was reflective of the cash revenue generated from the sale of goods and services, offset by cost of sales, selling, general and administrative costs and research and development expenditure and the reduced impact of the COVID-19 pandemic compared to the 12-months ended December 31, 2020, and a working capital inflow of £4.0 million comprised of an increase in inventories of £6.2 million, as manufacturing capacity expanded and inventory is held in anticipation of future revenue growth, a decrease in receivables of £4.0 million as significant prepayments at December 31, 2020 were released and an increase in creditors of £6.2 million made up mainly of accrued expenditures, which reflects the further investment in growing our business.

Net cash outflow from investing activities

Fiscal year ended December 31, 2021 compared to 12-months ended December 31, 2020

Net cash outflow from investing activities was £291.5 million for the fiscal year ended December 31, 2021 compared to £153.7 million for the 12-months ended December 31, 2020, which primarily resulted from the acquisition of BioVision for £244.9 million, a £59.8 million outflow on purchase of property, plant and equipment and intangible assets as described above and a reimbursement of leasehold improvement costs of £13.2 million which reimburses us for the capital expenditure incurred.

Net cash inflow from financing activities

Fiscal year ended December 31, 2021 compared to 12-months ended December 31, 2020

Net cash inflow from financing activities was £111.4 million for the fiscal year ended December 31, 2021 compared to £116.0 million for the 12-months ended December 31, 2020. The inflow primarily comprise £120.0 million arising from the drawdown of the Group’s RCF to fund the BioVision acquisition offset by £8.8 million of amounts classified as lease principal payments and £2.2 million of interest payments including £1.5 million of amounts classified as lease interest payments. This contrasts with the 12-months ended December 31, 2020 where the main components were: £237.4 million cash proceeds from the issuance of shares, £127.0 million of which related to the secondary listing on Nasdaq, which was completed in October 2020 and a further £110.0 million upon the issuance and sale of 10.0 million new ordinary shares to an investor offset by the repayment of the Group’s RCF of £127.0 million.

Non-IFRS Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, profit before tax and other results under IFRS, we assess our performance using a number of financial measures that are not defined under IFRS. We use Total CER revenue growth, Free Cash Flow, Adjusted Operating Profit, Adjusted Operating Profit Margin, ROCE and Adjusted Diluted earnings per share, each of which is described below, to evaluate our business, and we have included these non-IFRS financial measures in this Annual Report because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team. These non-IFRS performance measures exclude certain cash and non-cash items that we believe are not reflective of the normal course of our business. Our calculation of these non-IFRS financial measures may differ from similarly titled non-IFRS measures, if any, reported by other companies. These non-IFRS financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with IFRS.

Total CER Revenue Growth

Total CER revenue growth is our total revenue growth from one fiscal period / year to the next on a constant exchange rate basis. We measure CER revenue growth by applying the prior fiscal period’s / year’s actual exchange rates for each month to the current fiscal period’s/ year’s equivalent monthly results. We use this measure to identify the relative period on period or year-on-year performance of the business by removing the impact of currency movements that are outside of management’s control. Total CER revenue growth is included in this Annual Report because it is a key metric used internally to assess our financial performance. We also believe that Total CER revenue growth is useful to investors, analysts and others in assessing our performance. Management believes that Total CER revenue growth is an appropriate measure of operating performance because it eliminates the impact of currency movements.

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

The following tables present a reconciliation of revenue, the most directly comparable IFRS financial measure, to Total CER revenue growth for the periods indicated:

	(in millions)
Fiscal year ended December 31, 2020 revenue	£269.3	$363.6
Fiscal year ended December 31, 2021 revenue at actual exchange rates	£315.4	$425.8
Effect of foreign exchange	£14.0	$18.9
Fiscal year ended December 31, 2021 revenue at prior period’s exchange rates	£329.4	$444.7

Total CER revenue growth	22.3%	22.3%

Free Cash Flow

Free Cash Flow is net cash inflow from operating activities less net capital expenditure, transfer of cash from/(to) escrow in respect of future capital expenditure and the principal and interest elements of lease obligations. Free Cash Flow provides an indication of the amount of cash available for discretionary investing or financing after removing capital related items. Free Cash Flow is included in this Annual Report because it is a key metric used internally to measure our liquidity. We also believe that Free Cash Flow is useful to investors, analysts, and others in assessing our liquidity.

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

The following table presents a reconciliation of net cash inflow from operating activities, the most directly comparable IFRS financial measure, to Free Cash Flow for the periods indicated:

	12-months Ended December 31,	Fiscal Year Ended December 31,
	2020	2021
Net cash inflow from operating activities	£58.9	£62.9	$84.9
Purchase of property, plant and equipment	(16.3)	(34.5)	(46.6)
Purchase of intangible assets	(29.0)	(25.3)	(34.2)
Transfer of cash from / (to) escrow in respect of future capital expenditure	(0.3)	—	—
Reimbursement of leasehold improvement costs	1.7	13.2	17.8
Principal element of lease obligations	(8.4)	(8.8)	(11.9)
Interest element of lease obligations	(1.0)	(1.5)	(2.0)
Free Cash Flow	£5.6	£6.0	$8.0

Adjusted Operating Profit / Adjusted Operating Profit Margin

We define Adjusted Operating Profit as profit for the period / year before taking account of finance income, finance costs, tax, exceptional items, share-based payments and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from period to period or year to year. Exceptional items currently consist of the impairment of intangible assets, systems and process improvement costs, acquisition costs, integration and reorganization costs, share-based payments and amortization of acquisition intangibles and fair value adjustments. Adjusted Operating Profit is included in this Annual Report because it is a key metric used internally to assess our financial performance. We also believe that Adjusted Operating Profit is useful to investors, analysts, and others in assessing our performance. We believe that disclosing Adjusted Operating Profit enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of performance from period to period / year to year. Management believes that Adjusted Operating Profit is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted Operating Profit Margin is calculated as Adjusted Operating Profit as a percentage of revenue. Adjusted Operating Profit Margin is included in this Annual Report because it is a key metric used internally to assess our financial performance. We also believe that Adjusted Operating Profit Margin is useful to investors, analysts and others in assessing our performance. Adjusted Operating Profit Margin is an appropriate measure of operating performance, as it reflects our ability to turn revenue into profits and because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

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

The following table presents a reconciliation of profit for the period / year, the most directly comparable IFRS financial measure, to Adjusted Operating Profit and includes the calculation of the Adjusted Operating Profit Margin for the periods / years indicated:

	12-months Ended December 31,	Fiscal Year Ended December 31,
	2020	2021
	(in millions)	(in millions)
(Loss) / profit for the year	£(0.9)	£4.4	$5.9
Tax (credit) / charge	(1.3)	0.3	0.4
Finance income	(0.4)	(0.3)	(0.4)
Finance costs	3.6	2.7	3.6
Impairment of intangible assets(a)	14.9	1.1	1.5
System and process improvement costs(b)	5.0	7.0	9.5
Acquisition costs(c)	2.8	8.3	11.2
Integration and reorganization costs(d)	4.0	4.7	6.3
Amortization of acquired fair value adjustments(e)	—	3.1	4.2
Amortization of acquisition intangibles(f)	9.6	9.1	12.3

Share-based payments(g)	13.3	20.0	27.0
Adjusted Operating Profit	£50.6	£60.4	$81.5

Revenue	269.3	315.4	425.8

Adjusted Operating Profit Margin	18.8%	19.2%	19.2%

(a)

For the fiscal year ended December 31, 2021 £1.1 million costs related to the impairment of internally developed technology assets relating to AxioMx Inc., for which the technology developed will not be used. the assets were capitalized in 2020. For the 12-months ended December 31, 2020, the £14.9 million cost relates to the full impairment of the acquisition intangible in respect of an in vitro monoclonal antibody production technology that we acquired from AxioMx, Inc. in 2015 and subsequent post-acquisition expenditure, which arose following an appraisal of the ability to utilize this technology at scale. Although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. Expenses are included with research and development expenses.

(b)

Consisted of costs of our ERP program implementation that do not qualify for capitalization and the impairment as a result of a software asset developed as part of the ERP project that was no longer required. Such costs are included within selling, general and administrative expenses.

(c)

Consisted of legal and other professional fees associated with our acquisition of BioVision in the fiscal year ended December 31, 2021 and for the 12-months ended December 31, 2020, the proteomics and immunology businesses of Expedeon, as well as agreed settlements of Expedeon employee share incentive schemes. Such costs are included within selling, general and administrative expenses.

(d)

For the fiscal year ended December 31, 2021, the costs related to the integration of the acquired BioVision business of £1.0 million and costs in the U.S. and Asia Pacific, relating to the ongoing reorganization of the Group’s property portfolio of £3.0 million. For the 12-months ended December 31, 2020 costs related to the integration of the acquired Expedeon business. Such costs are included within selling, general and administrative expenses.

(e)	For the fiscal year ended December 31, 2021, the costs related to the amortization of fair value of inventory assets relating to the BioVision acquisition. These costs are included in cost of sales.
(f)

Consisted of amortization of acquisition intangibles included within research and development expenses of £6.8 million and £7.0. million for the fiscal year ended December 31, 2021 and 12-months ended 2020, respectively, with the remaining £2.3 million and £2.6 million over the same respective periods included within selling, general and administrative expenses.

(g)

Consisted of share-based payment charges of £17.9 million and employer tax contributions of £2.1 million thereon for all of the Group’s equity- and cash-settled schemes, which have been re-presented as adjusting items. Comparative periods of 12-months to December 31, 2020 and fiscal years ended June 30, 2020 and 2019 have been re-presented for consistency. Charges of £3.1 million and £3.8 million for fiscal year ended December 31, 2021 and 12-months December 31, 2020 respectively are included in research and development expenses, with the remaining £16.9 million and £9.5 million for fiscal year ended December 31, 2021 and 12-months December 31, 2020 respectively are included within selling, general and administrative expense.

Return On Capital Employed (“ROCE”)

We define ROCE as Adjusted Operating Profit divided by capital employed, which is defined as total assets less current liabilities. We believe that ROCE is a key tool in measuring our financial efficiency and ability to create future growth in value. We attempt to maintain ROCE at a level well above our estimated cost of capital. ROCE is included in this Annual Report because it is a key metric used internally to assess our financial performance. We also believe that ROCE is useful to investors, analysts and others in assessing our performance.

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

The following table presents a reconciliation of profit for the period / year, the most directly comparable IFRS financial measure, to ROCE for the periods indicated:

	12-months Ended December 31,	Fiscal Year Ended December 31,
	2020	2021
	(in millions)	(in millions)
(Loss) / profit for the year	£(0.9)	£4.4	$5.9
Tax (credit) / charge	(1.3)	0.3	0.4
Finance income	(0.4)	(0.3)	(0.4)
Finance costs	3.6	2.7	3.6
Impairment of intangible assets(a)	14.9	1.1	1.5
System and process improvement costs(b)	5.0	7.0	9.5
Acquisition costs(c)	2.8	8.3	11.2
Integration and reorganization costs(d)	4.0	4.7	6.3
Amortization of acquired fair value adjustments(e)	—	3.1	4.2
Amortization of acquisition intangibles(f)	9.6	9.1	12.3
Share-based payments(g)	13.3	20.0	27.0
Adjusted Operating Profit	£50.6	£60.4	$81.5
Total Assets	818.6	986.1	1,320.8
Current liabilities	(52.0)	(187.2)	(252.7)
Capital Employed	766.6	798.9	1,068.1
ROCE	6.6%	7.6%	7.6%

(a)

For the fiscal year ended December 31, 2021 £1.1 million costs related to the impairment of internally developed technology assets relating to AxioMx, Inc for which the technology developed will not be used. The assets were capitalized in 2020. For the 12-months ended December 31, 2020, the £14.9 million cost relates to the full impairment of the acquisition intangible in respect of an in vitro monoclonal antibody production technology that we acquired from AxioMx, Inc. in 2015 and subsequent post-acquisition expenditure, which arose following an appraisal of the ability to utilize this technology at scale. Although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. Expenses are included with research and development expenses.
(b)

Consisted of costs of our ERP program implementation that do not qualify for capitalization and the impairment as a result of a software asset developed as part of the ERP project that was no longer required. Such costs are included within selling, general and administrative expenses.

(c)

Consisted of legal and other professional fees associated with our acquisition of BioVision in the fiscal year ended December 31, 2021 and for the 12-months ended December 31, 2020, the proteomics and immunology businesses of Expedeon, as well as agreed settlements of Expedeon employee share incentive schemes. Such costs are included within selling, general and administrative expenses.

(d)

For the fiscal year ended December 31, 2021, the costs related to the integration of the acquired BioVision business of £1.0 million and costs in the U.S. and Asia Pacific, relating to the ongoing reorganization of the Group’s property portfolio of £3.0 million. For the 12-months ended December 31, 2020 costs related to the integration of the acquired Expedeon business. Such costs are included within selling, general and administrative expenses.

(e)	For the fiscal year ended December 31, 2021, the costs related to the amortization of fair value of inventory assets relating to the BioVision acquisition. These costs are included in cost of sales.
(f)

Consisted of amortization of acquisition intangibles included within research and development expenses of £6.8 million and £7.0. million for the fiscal year ended December 31, 2021 and 12-months ended 2020, respectively, with the remaining £2.3 million and £2.6 million over the same respective periods included within selling, general and administrative expenses.

(g)

Consisted of share-based payment charges of £17.9 million and employer tax contributions of £2.1 million thereon for all of the Group’s equity- and cash-settled schemes, which have been re-presented as adjusting items. Comparative periods of 12-months to December 31, 2020 and fiscal years ended June 30, 2020 and 2019 have been re-presented for consistency. Charges of £3.1 million and £3.8 million for fiscal year ended December 31, 2021 and 12-months December 31, 2020 respectively are included in research and development expenses, with the remaining £16.9 million and £9.5 million for fiscal year ended December 31, 2021 and 12-months December 31, 2020 respectively are included within selling, general and administrative expense.

Adjusted Diluted earnings per share

We define Adjusted Diluted earnings per share as Adjusted profit for the period / year divided by the weighted average number of ordinary shares for the purposes of diluted earnings per share. Adjusted profit for the year used in this calculation is defined as profit for the period / year less impairment of intangible assets which was applicable for the fiscal years ended June 30, 2020 and June 30, 2019, system and process improvement costs, acquisition costs, which were applicable for the six months ended December 31, 2020 and the year ended June 30, 2020, integration and reorganization costs, which were applicable for the six months ended December 31, 2020 and the years ended June 30, 2020 and June 30, 2019, amortization of acquisition intangibles, the tax effect of these items and the net tax effect of new U.S. tax legislation which was applicable for the fiscal years ended June 30, 2019 and the net tax effect of the initial recognition in respect of historical periods of “patent box” claims which were applicable for the fiscal year ended June 30, 2020. Adjusted Diluted earnings per share is calculated with an adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. We use Adjusted Diluted earnings per share to measure underlying profitability and to reflect the other adjusted performance measures used.

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

The following table presents a reconciliation of profit for the year/ period, the most directly comparable IFRS financial measure, to Adjusted profit for the year / period for the years/ periods indicated, which is used in the calculation of Adjusted Diluted earnings per share:

	12-months Ended December 31,	Fiscal Year Ended December 31,
	2020	2021
	(in millions)	(in millions)
(Loss) / profit for the year	£(0.9)	£4.4	$5.9
Weighted average ordinary shares for the purposes of diluted earnings per share	217.0	228.9	228.9
Diluted earnings per share	£(0.004)	0.019	0.026
(Loss) / profit for the year	£(0.9)	4.4	5.9
Impairment of intangible assets(a)	14.9	1.1	1.5
System and process improvement costs(b)	5.0	7.0	9.5
Acquisition costs(c)	2.8	8.3	11.2
Integration and reorganization costs(d)	4.0	4.7	6.3
Amortization of acquisition fair value adjustments(e)	—	3.1	4.2
Amortization of acquisition intangibles(f)	9.6	9.1	12.3
Share-based payments(g)	13.3	20.0	27.0
Tax effect of items(a) to(g)	(10.1)	(10.5)	(14.2)
Adjusted profit for the year	£38.6	£47.2	$63.7
Weighted average ordinary shares for the purposes of diluted earnings per share	217.0	228.9	228.9
Adjusted diluted earnings per share	£0.178	£0.206	$0.278

(a)

For the fiscal year ended December 31, 2021 £1.1 million costs related to the impairment of internally developed technology assets relating to AxioMx, Inc for which the technology developed will not be used. The assets were capitalized in 2020. For the 12-months ended December 31, 2020, the £14.9 million cost related to the full impairment of the acquisition intangible in respect of an in vitro monoclonal antibody production technology that we acquired from AxioMx, Inc. in 2015 and a subsequent post-acquisition expenditure, which arose following an appraisal of the ability to utilize this technology at scale. Although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion that we will not pursue further development and substantive utilization of this technology. The above costs for the fiscal year ended December 31, 2021 and the 12-months ended December 31, 2020 are included within research and development expenses.

(b)

Consisted of costs related to our ERP program implementation that do not qualify for capitalization and the impairment as a result of a software asset developed as part of the ERP project that was no longer required. Such costs are included within selling, general and administrative expenses.

(c)

Consisted of legal and other professional fees associated with our acquisition of BioVision in the fiscal year ended December 31, 2021 and for the 12-months ended December 31, 2020, the proteomics and immunology businesses of Expedeon AG, as well as agreed settlements of Expedeon employee share incentive schemes. Such costs are included within selling, general and administrative expenses.

(d)

For the fiscal year ended December 31, 2021, this consisted of costs related to the integration of the acquired BioVision business of £1.0 million and costs in the U.S. and Asia Pacific, relating to the ongoing reorganization of the Group’s property portfolio of £3.0 million. For the 12-months ended December 31, 2020 this consisted of costs related to the integration of the acquired Expedeon business Such costs are included within selling, general and administrative expenses.

(e)	For the fiscal year ended December 31, 2021, this consisted of costs related to the amortization of fair value of inventory assets relating to the BioVision acquisition, included within cost of sales.
(f)

For the fiscal year ended December 31, 2021 and 12-months ended December 31, 2020, this consisted of costs related to the amortization of acquisition intangibles of £6.8 million and £7.0. million respectively, with the remaining £2.3 million and £2.6 million in the same respective periods included within selling, general and administrative expenses.

(g)

Consisted of share-based payment charges of £17.9 million and employer tax contributions of £2.1 million thereon for all of the Group’s equity- and cash-settled schemes, which have been re-presented as adjusting items. Comparative periods of 12-months to December 31, 2020 and fiscal years ended June 30, 2020 and 2019 have been re-presented for consistency. Charges of £3.1 million and £3.8 million for the fiscal year ended December 31, 2021 and 12-months ended December 31, 2020, respectively were included within research and development expenses, with the remaining

£16.9 million and £9.5 million for the fiscal year ended December 31, 2021 and 12-months ended December 31, 2020 respectively are included within selling, general and administrative expenses

C. Research and Development, Patents and Licenses, etc.

See Note 7 to our consolidated financial statements included in elsewhere in this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive officers
Alan Hirzel	54	Chief Executive Officer and Director
Michael Baldock	58	Chief Financial Officer and Director
Non-executive board members
Peter Allen(2)(3)	66	Chairman of the Board
Mara Aspinall(1)(2)(3)	59	Director
Mark Capone(2)	59	Director
Sally Crawford(1)(2)	68	Director
Giles Kerr(1)(2)(3)	62	Director
Bessie Lee	56	Director

(1)	Audit and Risk Committee member
(2)	Remuneration Committee member
(3)	Nomination Committee member

The current business addresses for our executive officers and board members is c/o Abcam plc, Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Alan Hirzel has served as our Chief Executive Officer since September 2014 and as a member of our board since January 2014. Prior to joining Abcam, Mr. Hirzel was a partner at Bain & Company where he advised global executives and private equity investors on growth strategy, performance improvement and acquisitions. Early in his career, Mr. Hirzel worked in a variety of roles from life science researcher at Cornell University to new product development research at Kraft Foods. Mr. Hirzel holds BS, MS, and MBA degrees from Cornell University.

Michael Baldock has served as our Chief Financial Officer since February 2020 and as a member of our board since February 2020. From November 2008 to January 2020, Mr. Baldock was a founding partner at Ondra Partners, an independent financial advisory firm. Prior to that, from 2004 to 2007, he was a Managing Director, Global Head of Healthcare and Head of Investment Banking, Americas for HSBC plc, a global universal bank. From 2000 to 2004, he was a Partner of Lazard Frères & Co. LLC, a financial advisory and asset management firm. Mr. Baldock received an A.B. in Social Studies from Harvard College.

Non-executive Board Members

The following is a brief summary of the business experience of our non-executive board members.

Peter Allen has served as a member of our board since June 2018. Mr. Allen is currently Non-Executive Chairman of Advanced Medical Solutions plc, Clinigen plc and Oxford Nanopore Technologies plc, a company that recently listed on the London Stock Exchange. He is a Non-Executive Director of Istesso Ltd. Mr. Allen has nearly 30 years’ experience as an executive director, non-executive director and chairman in a wide range of life science companies. From 2015 to 2020, Mr. Allen served as the Chairman of Diurnal Group plc. From 2009 to 2012, Mr. Allen served as Chairman of Proximagen Neurosciences plc, from 2007 to 2013 he served as Chairman of ProStrakan Group plc, including as interim CEO from 2010 to 2011, and he served as CFO and Deputy CEO of Celltech Group plc from 1992 to 2004. Mr. Allen holds a B.A. in Accountancy and Law from the University of Kent.

Mara Aspinall has served as a member of our board since September 2015. Ms. Aspinall is a Director of Allscripts Healthcare Solutions Inc., Castle Biosciences Inc., Blue Cross Blue Shield Arizona Inc., OraSure Technologies Inc., Strateos (previously 3Scan Inc.), RainBird and Paradigm Diagnostics. Ms. Aspinall is a co-founder and Managing Director of BlueStone Venture Partners and CEO of Health Catalysts Group. Previously, Ms. Aspinall was President and CEO of Ventana Medical Systems/Roche Tissue Diagnostics. Ms. Aspinall spent twelve years at Genzyme Corporation (now part of Sanofi) as President of Genzyme Genetics and Genzyme Pharmaceuticals. Ms. Aspinall is co-founder of the International School of Biomedical Diagnostics at Arizona State University, the only institution dedicated to the study of diagnostics as an independent discipline. Ms. Aspinall is also a Fellow of the American Institute for Medical and Biological Engineering. Ms. Aspinall holds a B.A. in International Relations from Tufts University and an M.B.A. from Harvard Business School.

Mark Capone has served as a member of our board since January 2021. Mr. Capone is an accomplished life sciences executive. He spent over 17 years with Myriad Genetics, of which he served as CEO and President for 5 years and helped Myriad Genetics grow into a leading global precision medicine company. Prior to this Mr. Capone spent 17 years with Eli Lilly and Company in positions across the entire value chain. Mr. Capone is currently CEO of Precision Medicine Advisors, a consultancy for molecular diagnostics, pharmaceuticals, and biotechnology organizations, which he founded in 2020. In addition, he is a Non-Executive Director of Nephrosant, a private U.S. based company focused on developing diagnostic tools for chronic kidney disease, and a Non-Executive Director of Microba, a precision microbiome science company and a non-executive director and member of the remuneration committee of Owlstone Medical Ltd, a breath biopsy diagnostic company focused on early detection of cancer and precision medicine. Mr. Capone holds a B.Sc in Chemical Engineering from Pennsylvania State University and a M.Sc. in Management and a M.Sc in Chemical Engineering from Massachusetts Institute of Technology.

Sally W. Crawford has served as a member of our board since August 2021. Ms. Crawford has held a number of senior leadership and board positions in the healthcare industry spanning more than three decades. She served as Chief Operating Officer of Healthsource Inc., a publicly held managed care organization, from its founding in April 1985 until January 1997. Ms. Crawford has extensive board experience, and currently serves on the Board of Directors of Hologic, Inc., Insulet Corporation and Prolacta Bioscience. She is also the current Compensation Chair at Prolacta Bioscience and former Compensation Chair at Hologic, Inc and Insulet Corporation. Ms. Crawford holds a B.A. in English from Smith College and an M.S. in Communications and Media Studies from Boston University.

Giles Kerr has served as a member of our board since December 2018. Mr. Kerr is currently a Non-Executive Director of Arix Bioscience plc, Senior plc and Oxford Sciences Innovation and is the Chairman of Paypoint plc. Since 1990, Mr. Kerr has served in a variety of increasingly senior roles at Amersham plc, including Chief Financial Officer and a board member from 1997 to 2004, when the company was acquired by GE Healthcare. Prior to his role at Amersham, Mr. Kerr was a National Partner with Arthur Andersen & Co. Mr. Kerr was Director of Finance of the University of Oxford from 2005 until 2018 and was previously a Director of Victrex plc, BTG plc, Quanta Dialysis Technologies and Elan Corporation Inc. Mr. Kerr holds a B.A. in Economics from the University of York.

Bessie Lee has served as a member of our board since January 2021. Ms. Lee is based in China and is the CEO, Greater China of JonesLangLaSalle and Founder of Withinlink (Shanghai) Investment Management Co Ltd, a China-based venture capital firm and start-up incubator focused on marketing technology. Prior to this Ms. Lee spent almost three decades at WPP plc and served as CEO, China from 2013 to 2017. In addition, Ms. Lee served as CEO for Mindshare and GroupM. Ms. Lee is currently a Non-Executive Director of Electrocomponents plc, Homeplus Digital Co Ltd (formerly China Networks Systems Co Ltd) and Shanghai Fuge Information Technology Co Ltd, and is an Advisor to Didi Chuxing and Greater Pacific Capital. Ms. Lee holds a B.A. in German and English, from Wen Tzao Ursula Foreign Language College, a B.Sc. in Mass Communications and a M.S. in Communications both from Illinois State University.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices:	England
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

B. Compensation

Executive Officer Remuneration

The following table presents the individual compensation and benefits provided to our current executive officers during the fiscal year ended December 31, 2021:

Name	Salary	Bonus(1)	All Other Compensation(2)	Total(3)
	(in £)
Executive officers
Alan Hirzel	629,760	3,103,245	61,579	3,794,584
Michael Baldock	408,000	802,802	115,275	1,326,077

(1)

Amounts shown reflect bonuses awarded, both in cash and shares, following the achievement of performance goals. During 2021, we changed our fiscal year to the 12-months ended December 31, 2021. As a result, two performance periods were operated for the Annual Bonus Plan during 2021: (1) 12-months to June 30, 2021; and (2) six months to December 31, 2021. The figures included under Bonus in the table above reflect the total bonus award for the 18-months ended December 31, 2021 and the 2018 Long Term Incentive Plan award which vested in November 2021.

(2)	Amounts shown represent the value of benefits paid by us, including health benefit payments and pension contributions over the 12 months ended December 31, 2021.
(3)

Total compensation set out in this table does not include the value of options to acquire our ordinary shares or awards granted to or held by our current executive officers, which is described below in “—Equity Compensation Arrangements” .

Executive Officer Service Agreements

Alan Hirzel

We entered into a service agreement with Alan Hirzel, which became effective on September 9, 2014. This agreement entitles Mr. Hirzel to receive an initial annual base salary of £320,000 (which, following a number of increases, was increased to £629,760 on July 1, 2020) and an opportunity to earn an annual discretionary performance-based bonus of up to 150% of his annual base salary (with an initial target of 75% of his annual base salary), subject to the achievement of performance goals determined in accordance with our annual bonus plan. Of any bonus earned, at least 30% of such bonus amount will be paid in the form of a deferred share award that is expected to vest in full on the second anniversary of the date of grant.

Mr. Hirzel is also enrolled in our defined contribution pension scheme at a contribution rate of at least 8% of his annual base salary, with at least 5% of which Mr. Hirzel must contribute and at least 3% of which we will contribute on Mr. Hirzel’s behalf. However, we provide Mr. Hirzel with an allowance equal to 5% of his annual base salary, which will be applied to Mr. Hirzel’s contribution to the pension scheme or may instead be applied towards other benefits within our flexible benefits scheme. If the annual and/or lifetime ceiling for pension contributions has already been reached, Mr. Hirzel can take this allowance as additional compensation. Additionally, Mr. Hirzel is entitled to the following benefits: (i) eligibility to participate in our life insurance scheme with coverage equal to at least five times his annual base salary, (ii) private medical insurance coverage for himself, his partner and his children (while under age 18 or pursuing full-time education) at our expense, (iii) an annual health screening and (iv) annual tax compliance support for his statutory filings in the United Kingdom or United States.

Either party may terminate the service agreement by giving the other party at least 12 months’ written notice, unless Mr. Hirzel is terminated for cause (as described in Mr. Hirzel’s service agreement) or we terminate Mr. Hirzel and make a payment in lieu of notice equal to his base salary and any benefits to which he would otherwise be entitled for any remaining notice period. Mr. Hirzel is obliged to seek alternative income during this period (subject to the restrictive covenants referenced below), and such payment in lieu of notice will be reduced by the amount of any alternative income Mr. Hirzel receives. Mr. Hirzel’s service agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with us or soliciting our key employees or customers for a period of six months following his termination of employment.

Michael Baldock

We entered into a service agreement with Michael Baldock, which became effective on February 3, 2020. This agreement entitles Mr. Baldock to receive an initial annual base salary of £400,000 (which was subsequently increased to £408,000 on July 1, 2020) and an opportunity to earn an annual discretionary performance-based bonus of up to 150% of his annual base salary (with an initial target of 75% of his annual base salary), subject to the achievement of performance goals determined in accordance with our annual bonus plan. Of any bonus earned, at least 30% of such bonus amount will be paid in the form of a deferred share award that is expected to vest in full on the second anniversary of the date of grant.

Mr. Baldock is also enrolled in our defined contribution pension scheme at a contribution rate of at least 8% of his annual base salary, with at least 5% of which Mr. Baldock must contribute and at least 3% of which we will contribute on Mr. Baldock’s behalf. However, we provide Mr. Baldock with an allowance equal to 5% of his annual base salary, which will be applied to Mr. Baldock’s contribution to the pension scheme or may instead be applied towards other benefits within our flexible benefits scheme. If the annual and/or lifetime ceiling for pension contributions has already been reached, Mr. Baldock can take this allowance as additional compensation. Additionally, Mr. Baldock is entitled to the following benefits: (i) eligibility to participate in our life insurance scheme with coverage equal to at least five times his annual base salary, (ii) private medical insurance coverage for himself, his partner and his children (while under age 18 or pursuing full-time education) at our expense, (iii) certain relocation expenses, (iv) an annual health screening and (v) annual tax compliance support for his U.K. and U.S. statutory filings.

Either party may terminate the service agreement by giving the other party at least 12 months’ written notice (provided that Mr. Baldock’s employment term will not expire before February 3, 2022), unless Mr. Baldock is terminated for cause (as described in Mr. Baldock’s service agreement) or we place Mr. Baldock on garden leave for all or part of the applicable notice period (up to 26 weeks). In the event of Mr. Baldock’s termination without cause or voluntary resignation (other than as would constitute constructive dismissal), Mr. Baldock will remain eligible to receive a prorated portion of his annual bonus in cash, and his unvested equity awards will remain outstanding and vest in full on the relevant vesting dates and, if applicable, subject to the relevant performance conditions, with certain awards under the LTIP subject to proration for the portion of the applicable performance period that has elapsed prior to termination. Mr. Baldock’s service agreement also contains restrictive covenants pursuant to which he has agreed to refrain from competing with us or soliciting our key employees or customers for a period of six months following his termination of employment.

Equity Compensation Arrangements

We have granted or may grant equity-based awards under the following eight share schemes: (i) AbShare; (ii) the Annual Bonus Plan; (iii) the Company Share Option Plan; (iv) the Share Incentive Plan; (v) the Long-Term Incentive Plan and (vi) the Share Option Scheme; (vii) the Profitable Growth Incentive Plan; (viii) Abcam Growth Plan (as defined below). As a foreign private issuer, we may follow our home country corporate governance rules instead of certain corporate governance requirements of Nasdaq, and we intend to be exempt from Nasdaq regulations that require a listed U.S. company to seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

AbShare

Our Remuneration Committee adopted AbShare on September 4, 2018. Awards under AbShare fully vested in November 2021, making over 90% of our global team shareholders. We have since communicated the launch of our new all employee equity incentive plan to our employees, building on AbShare’s success with another equity incentive programme intended to provide market-leading opportunities. We do not intend to grant equity awards under the AbShare plan in the future.

Annual Bonus Plan

Our board of directors adopted The Abcam plc Annual Bonus Plan (the “Annual Bonus Plan”) on September 18, 2012, which has been subsequently amended.

Eligibility, Awards, and Administration

All employees who devote substantially all of their working hours to us are eligible to receive awards under the Annual Bonus Plan. However, we typically only grant Annual Bonus Plan awards to employees in executive and senior management positions. Under the Annual Bonus Plan, each participant has a target bonus that is based on a percentage of the employee’s base salary. The extent to which target bonus amounts are paid out depends on whether certain performance targets are achieved. These performance targets currently involve financial, strategic and individual criteria, and bonuses awarded under the Annual Bonus Plan can be up to twice the target bonus amounts. Under the Annual Bonus Plan, our Remuneration Committee may pay bonuses in the form of cash awards and/or deferred share awards. Our current policy is to grant 70% of each bonus as a cash award and 30% of each bonus as a deferred share award. Deferred share awards may be in the form of either a conditional right to acquire our ordinary shares or nil cost options, which convey a right to acquire a certain number of our ordinary shares for no payment or nominal payment. We may not grant awards under the Annual Bonus Plan if such awards would cause the number of ordinary shares committed under the Annual Bonus Plan and any other Company employee share plan in the preceding 10 year period to exceed 10% of our ordinary shares. The Annual Bonus Plan is administered by our Remuneration Committee, which may make, amend, or rescind regulations for the administration of the Annual Bonus Plan.

Vesting, Exercise, and Clawback

Cash awards granted under the Annual Bonus Plan are fully vested upon grant. Deferred share awards generally vest on the second anniversary of the date that is ten business days from the date on which we announce our preliminary results for the relevant fiscal year, subject to applicable share dealing restrictions and the achievement of performance targets. Our Remuneration Committee may, in its discretion, settle any deferred share awards in cash instead of ordinary shares. Furthermore, our Remuneration Committee may require the forfeiture of any unpaid cash award or the reduction or cancellation of certain deferred share awards in the event there is (i) a material adverse adjustments to our audited consolidated accounts for any accounting period ending before the vesting of the award or (ii) reasonable evidence of fraud or other gross misconduct or, for awards granted after July 1, 2015, material dishonesty, risk management failure or material wrongdoing on the part of the award recipient.

Upon termination of employment, all unvested awards and unexercised nil cost options shall lapse, unless such termination of employment is due to illness, permanent disability, redundancy, retirement (by way of mutual agreement with us), certain changes to the employee’s employing entity or any other reason our Remuneration Committee may determine. Upon such a termination and unless our Remuneration Committee determines otherwise, deferred shares awards shall remain outstanding with vested nil cost options remaining exercisable for 12 months following such termination, unless the award recipients are U.S. tax residents, in which case deferred share awards shall become fully vested.

Certain Transactions

Upon certain change in control events such as takeovers, compulsory acquisitions, reconstructions, amalgamations and wind-ups, all deferred share awards that are not substituted shall fully vest on the date of the applicable event. Furthermore, if our Remuneration Committee becomes aware that we will be affected by a demerger, distribution (other than an ordinary dividend) or other transaction, it may accelerate vesting of all or a portion of unvested and outstanding deferred share awards.

Amendment and Termination

Our Remuneration Committee may, at any time, amend the Annual Bonus Plan, except that no amendment may be made that would adversely affect the existing rights of award recipients, unless the affected award recipients have approved such amendment.

Company Share Option Plan

Our board of directors adopted the Company Share Option Plan 2009 (the “CSOP”) on November 5, 2009, which was subsequently amended. As of June 30, 2019 and 2020, we had no ordinary shares authorized for issuance under the CSOP. We do not intend to grant equity awards under the CSOP in the future.

Long-Term Incentive Plan

Our board of directors adopted the LTIP on November 3, 2008, which was subsequently amended.

Eligibility, Awards, and Administration

All our employees are eligible to participate in the LTIP. Under the LTIP, our Remuneration Committee may grant share-based incentive awards to attract, motivate and retain the talent for which we compete. LTIP awards can be in the form of conditional rights to acquire our ordinary shares (typically for non-U.K. tax residents), or nil cost options (typically for U.K. tax residents), which convey a right to acquire a certain number of our ordinary shares for no payment or nominal payment. LTIP awards vest based on achievement of certain performance targets, which may involve financial and strategic criteria. We may not grant awards under the LTIP if such awards would cause the number of ordinary shares committed under the LTIP and any other Company employee share plan in the preceding 10 year period to exceed 10% of our ordinary shares. The LTIP is administered by our Remuneration Committee, which may make and amend regulations for the implementation and administration of the LTIP.

The current Executive Directors will not receive awards under the LTIP while the Profitable Growth Incentive Plan (“PGIP”) described below is in operation. One-off recruitment-related LTIP awards may be granted to any new Executive Directors hired during the plan period.

Vesting, Exercise, and Clawback

LTIP awards typically vest on the third anniversary of the date on which they are granted. The portion of the LTIP award that vests depends on how we perform as a company over a three-year performance period (starting with the fiscal year in which the LTIP award is granted), as measured against predefined performance requirements. Upon vesting, shares are immediately transferred to employees who hold conditional rights to acquire our ordinary shares and nil cost options become exercisable. Nil cost options generally remain exercisable until the tenth anniversary of the grant date, subject to earlier termination upon a cessation of employment. Our Remuneration Committee may impose post-exercise retention requirements on shares received by a participant. Our Remuneration Committee may reduce or cancel any unvested LTIP award in the event there is a material adverse adjustment to our audited consolidated accounts for any accounting period ending before the vesting of the award. Additionally, our Remuneration Committee may reduce or reclaim any LTIP award in the event there is a material adverse adjustment to our audited consolidated accounts due to fraud or other gross misconduct, material dishonesty, material failure of risk management or material wrongdoing on the part of the employee for a period of two years following the vesting of the award or throughout any period that the employee is subject to a work related criminal investigation.

Upon termination of employment, all unvested awards and unexercised nil cost options shall lapse, unless our Remuneration Committee determines otherwise for reasons including illness, disability, injury, death, redundancy or retirement. Upon such a termination and unless our Remuneration Committee determines otherwise, LTIP awards shall vest as to a prorated portion of the award based on the time elapsed between the grant date and the termination date and the achievement of the predefined performance requirements as of the termination date.

Certain Transactions

Upon certain change in control events described in the LTIP plan rules, our Remuneration Committee will notify each LTIP participant of the event and determine, in its absolute discretion, what portion of the LTIP awards will become vested, taking into account considerations such as the time elapsed from the grant date and the achievement level of the predetermined performance requirements. Alternatively, LTIP awards may be cancelled and substituted with replacement awards of equivalent value covering shares of the new controlling entity. In the event of our voluntary winding up, all LTIP awards will fully vest. Upon a merger or demerger that does not constitute a change in control, our Remuneration Committee will have discretion regarding whether to vest or adjust any portion of outstanding LTIP awards. Our Remuneration Committee has the discretion to adjust the exercise period for nil cost options in light of the previously described events.

Amendment and Termination

Our Remuneration Committee may, at any time, amend the regulations for implementing and administering the LTIP, except that no amendment may be made that would materially affect the subsisting rights of award recipients unless a majority of affected award recipients have consented to and sanctioned such amendment. Certain amendments to the LTIP rules require our approval in a general meeting, including the limit on the aggregate number of shares over which awards can be made and the price at which shares may be acquired under an award. The LTIP will terminate on the earlier of the fifth anniversary of the LTIP’s adoption or renewal or another termination date determined by our Remuneration Committee.

Share Incentive Plan

We adopted the Abcam plc Share Incentive Plan (the “SIP”) on September 26, 2008, which was subsequently amended.

Eligibility, Awards, and Administration

The SIP is an HMRC approved plan, which we maintained until October 2018 and under which all U.K.-based employees were eligible to participate and purchase our ordinary shares. These shares are referred to as “partnership shares” and are held in trust on behalf of the employees. For every partnership share bought by the employee up to a limit of £1,800 per tax year, we award the employee one matching share, provided the employee remained employed with us for a period of at least three years. Additionally, until October 2018, we awarded “free shares” to employees with a value of up to £3,600 per tax year, and we also awarded “dividend shares” to employees that were equivalent to the cash dividends paid in respect of shares held on behalf of SIP participants.

We do not intend to make awards under the SIP in the future (with the exception of dividend reinvestments). The SIP is administered by our board of directors, which may make and amend regulations for the implementation and administration of the SIP.

Vesting and Holding

Partnership shares that are purchased with employee contributions are fully vested upon acquisition by the employee. Matching shares and free shares that we grant are subject to a holding period of at least three years (but no more than five years). At our board of directors’ discretion, granting of free shares may be conditioned upon the achievement of certain performance targets that it specifies.

Upon a termination of employment, any shares held on behalf of such employee will be removed from the SIP and all contributions made by such employee will be returned as soon as practicable following the termination date. Any matching shares or free shares held on behalf of such employee (whether during the accumulation period or the holding period) shall be forfeited upon such employee’s termination, unless such termination is due to death, injury, disability, retirement, redundancy, certain changes to the participant’s employing entity, or certain transferences. Upon such a termination, the participant is entitled to retain any matching shares and free shares held on his or her behalf.

Amendment and Termination

Our board of directors may, at any time, amend the SIP plan rules, except that no amendment may be made which would materially affect the subsisting rights of award recipients unless a majority of affected award recipients have consented to and sanctioned such amendment and except in other limited circumstances (including where such amendment would cause the SIP to cease to be a qualified share incentive plan under applicable U.K. law).

Share Option Scheme

Our board of directors adopted the 2005 Share Option Scheme, which was subsequently amended, and 2015 Share Option Plan (ISO/Unapproved) (together, the “Share Option Scheme” or “SOS”) on October 31, 2005 and November 5, 2015, respectively. We do not intend to grant equity awards under the SOS in the future, however there are vested but unexercised stock options outstanding from previous awards granted.

Profitable Growth Incentive Plan

Our board of directors adopted the PGIP on June 1, 2021 and it was approved by shareholders on July 1, 2021. The current Executive Directors’ awards under the PGIP were granted on July 14, 2021, and no further awards will be made to them under the PGIP during the remainder of the plan period. PGIP awards may be granted to any new Executive Director hires during the remainder of the plan period, and to any other eligible employee of the Company.

Eligibility, Awards, and Administration

Under the PGIP, our Remuneration Committee may grant share-based incentive awards to attract, motivate and retain the talent for which we compete. PGIP awards are in the form of conditional rights to acquire our ordinary shares. PGIP awards vest based on achievement of revenue growth targets, underpinned by ROCE. All of our employees are eligible to participate in the PGIP. However, we typically only grant Annual Bonus Plan awards to employees in executive and senior management positions.

We may not grant an award that would cause the number of shares allocated under the Plan to exceed such number as represents 3.5% of the ordinary share capital of the Company then in issue. No eligible employee may be granted an Award that would, at the time it is granted, exceed such number of shares as represents 0.6% of the ordinary share capital of the Company. We also must not grant an Award that would cause the number of Shares allocated under the Plan and under any other employee share plan adopted by the Company to exceed such number as represents 10% of the ordinary share capital of the Company then in issue. The PGIP is administered by our Remuneration Committee, which may make and amend regulations for the implementation and administration of the PGIP.

Vesting, Exercise, and Clawback

PGIP awards currently outstanding vest subject to a three and a half year performance period from July 1, 2021 to December 31, 2024, or, for a newly appointed Executive Director, such other period set by the Remuneration Committee in its discretion. The portion of PGIP awards that vests depends on how we perform as a company over the performance period, as measured against predefined performance requirements. Upon vesting, shares are generally immediately transferred to employees. PGIP awards for the Executive Directors include a post-vesting holding period. Our Remuneration Committee may reduce or cancel any unvested PGIP award in the event there is a material adverse adjustment to our audited consolidated accounts for any accounting period ending before the vesting of the award. Additionally, our Remuneration Committee may reduce or reclaim any PGIP award in the event there is a material adverse adjustment to our audited consolidated accounts due to fraud or other gross misconduct, material dishonesty, material failure of risk management or material wrongdoing on the part of the employee during the period ending on the fifth anniversary of the grant date or throughout any period that the employee is subject to a work-related criminal investigation.

Awards will be subject to a cap at vesting. No Award will vest at a value that exceeds the initial value of the award, calculated by multiplying the number of shares under award by three times the average closing share price over the 30 dealing days leading up to the date of the General Meeting (the ‘Cap’). If the value of any vested shares exceeds the Cap then awards will be reduced accordingly.

The value at vesting is calculated by multiplying the number of shares that are due to vest by the average closing price of shares over the 30 dealing days prior to the vesting date (or such other averaging period as the Remuneration Committee determines).

Upon termination of employment, all unvested awards shall generally lapse, unless in the event of certain changes to the participant’s employing entity, or certain transferences or if our Remuneration Committee determines otherwise for reasons including illness, disability, injury, redundancy or retirement. Upon such a termination the Remuneration Committee may determine, in its discretion, that up to 50% of the unvested awards held by a participant will lapse. The award, or the balance of the award, will usually continue until the normal vesting and release dates. In determining the extent to which the award, or balance of the award, vests the Remuneration Committee will, in its discretion, apply the following: the extent to which the performance condition has been satisfied, any downwards discretion, and the Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed on cessation. The holding period will continue to apply.

Where a participant dies, the award will vest and be released at the time of the participant’s death. The extent to which an award vests will be determined by the Remuneration Committee in its discretion by applying the following: the extent to which the performance condition has been satisfied, any downwards discretion, and the Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed on death.

If an award that does not lapse was subject to a restriction, the restriction will continue to apply following cessation of employment unless the participant ceases by reason of death. If a participant is dismissed for gross misconduct during a restricted period, the shares may be forfeited on the date of cessation.

Certain Transactions

In the event of a change of control of the Company, unvested PGIP awards will vest to the extent determined by the Remuneration Committee, by applying the following: the extent to which the performance condition has been satisfied at the time of the change of control including consideration of any other performance factors that the Remuneration Committee considers relevant, any downwards discretion and the Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed at the date of the change of control. Awards will be released immediately following vesting.

Alternatively, the Remuneration Committee may permit awards to be exchanged for shares in the acquiring company. If the change of control is an internal re-organization of the Group or if the Remuneration Committee so decides, participants will be required to exchange their awards (rather than awards vesting and being released as part of the transaction).

If other corporate events occur such as a winding-up of the Company, a variation of share capital, demerger, delisting, special dividend or other event which, in the opinion of the Remuneration Committee, may affect the current or future value of shares, the Remuneration Committee may determine that awards will vest or lapse. The extent to which an award vests will be determined by the Remuneration Committee by applying the following: the extent to which the performance condition has been satisfied, any downwards discretion, and the Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed at the date of the change of control. Awards will be released immediately following vesting.

Amendment and Termination

Our Remuneration Committee may, at any time, amend the regulations for implementing and administering the PGIP, except that no amendment may be made that would materially affect the subsisting rights of award recipients unless a majority of affected award recipients have consented to and sanctioned such amendment. Certain amendments to the PGIP rules require approval in a general meeting, including the limit on the aggregate number of shares over which awards can be made and the price at which shares may be acquired under an award. The PGIP will terminate on the earlier of December 31, 2024 or another termination date determined by our Remuneration Committee.

Abcam Growth Plan

Our Remuneration Committee adopted the Abcam Growth Plan (“AGP”) on September 10, 2021. The AGP is the successor equity plan to AbShare described above. It aims to build on AbShare’s success by incentivizing and rewarding employees globally in shares on the achievement of annual and long-term goals.

Eligibility, Awards, and Administration

The AGP provides for the grant of fully paid ordinary shares to employees who are employed on a permanent contract or equivalent basis, except participants in the PGIP. Participants in PGIP are not eligible to participate in the AGP.

The AGP is a three year performance-based equity plan which awards 60% of base salary in conditional shares across two components: (1) annual incentive with a face value of 10% of salary per annum released after each fiscal year subject to operational and financial performance; and (2) strategic incentive released in April 2025 subject to the same financial performance conditions as the PGIP described above. Vesting of any AGP award is subject to participants being employed on the respective vesting date. The AGP is administered by our board of directors who has authority to adopt any regulations necessary for administering the AGP and has final authority to interpret and construe AGP provisions.

Vesting and Holding

Awards vest at the end of their respective performance period to the extent that our board of directors has determined the financial performance criteria has been met. Each Annual Incentive award vests subject to a 12 month performance period (Jan 1 to Dec 31). Strategic Incentive awards vest subject to a three and a half year performance period from 1 July 1, 2021 to December 31, 2024. The portion of AGP awards that vest depends on how we perform as a company over each performance period, as measured against predefined performance requirements. Upon vesting, shares are generally immediately transferred to employees.

Our Remuneration Committee may reduce or cancel any unvested AGP award in the event there is a material adverse adjustment to our audited consolidated accounts for any accounting period ending before the vesting of the award. Additionally, our Remuneration Committee may reduce or reclaim any AGP award in the event there is a material adverse adjustment to our audited consolidated accounts due to fraud or other gross misconduct, material dishonesty, material failure of risk management or material wrongdoing on the part of the employee during the period ending on the first anniversary of the vesting date or throughout any period that the employee is subject to a work-related criminal investigation.

Leavers

Upon a termination of employment, AGP awards will lapse, unless such termination of employment is due to death, illness, injury, retirement, disability, redundancy, certain changes to the participant’s employing entity, certain transferences or any other reason our board of directors may determine. Upon such a termination and unless our Remuneration Committee determines otherwise, AGP awards shall vest as to a prorated portion of the award based on the time elapsed between the grant date and the termination date and the achievement of the predefined performance requirements as of the termination date.

Certain Transactions

In the event of a change of control of the Company, unvested AGP awards will vest to the extent determined by the Remuneration Committee, by applying the following: the extent to which the performance condition has been satisfied at the time of the change of control including consideration of any other performance factors that the Remuneration Committee considers relevant, and any downwards discretion. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed at the date of the change of control. Awards will be released immediately following vesting.

Alternatively, the Remuneration Committee may permit awards to be exchanged for shares in the acquiring company. If the change of control is an internal re-organization of the Group or if the Remuneration Committee so decides, participants will be required to exchange their awards (rather than awards vesting and being released as part of the transaction).

If other corporate events occur such as a winding-up of the Company, a variation of share capital, demerger, delisting, special dividend or other event which, in the opinion of the Remuneration Committee, may affect the current or future value of shares, the Remuneration Committee may determine that awards will vest or lapse. The extent to which an award vests will be determined by the Remuneration Committee by applying the following: the extent to which the performance condition has been satisfied and any downwards discretion. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed at the date of the change of control. Awards will be released immediately following vesting.

Amendment and Termination

Our board of directors may, at any time, amend the AGP plan rules, except that no amendment may be made that would disadvantage the existing rights of participants, unless consent from a majority of the affected participants is obtained. Additionally, our board of directors may pass a resolution at any time terminating AGP, provided such termination does not prejudice the existing rights of participants.

The following table summarizes the number of outstanding shares and options granted to executive officers and non-employee directors, as of December 31, 2021:

Name	Ordinary Shares	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (in £)	Grant Date	Expiration Date (if applicable)	Plan Name
Executive officers
Alan Hirzel	283,895	1,360,486	—	07/14/2021	04/14/2025	PGIP
		178,832	—	12/07/2020	12/07/2023	LTIP
		193,547	—	11/14/2019	12/14/2022	LTIP
		15,401	—	10/26/2021	09/23/2023	ABP
		8,502	—	10/26/2020	09/24/2022	ABP
		18	—	04/12/2019	N/A	SIP—Dividend
		39	—	11/29/2019	N/A	SIP—Dividend
		19	—	04/17/2020	N/A	SIP—Dividend
Total	283,895	1,756,844
Michael Baldock	9,976	680,243	—	07/14/2021	04/14/2025	PGIP
		57,928	—	12/07/2020	12/07/2023	LTIP
	—	62,942	—	03/09/2020	12/14/2022	LTIP
		13,758	—	03/09/2020	03/05/2022	LTIP
		13,758	—	03/09/2020	03/05/2023	LTIP
		10,189	—	10/26/2021	09/23/2023	ABP
		2,242	—	10/26/2020	09/24/2022	ABP
Total	9,976	841,060
Non-executive board members
Peter Allen	18,563	—	—	—	—	—
Mara Aspinall	14,545	—	—	—	—	—
Mark Capone	—	—	—	—	—	—
Sally Crawford	—	—	—	—	—	—
Giles Kerr	1,485	—	—	—	—	—
Bessie Lee	—	—	—	—	—	—

Non-Employee Director Remuneration

The following table presents the individual compensation and benefits provided to our current non-employee directors during the fiscal year ended December 31, 2021:

Name	Fees Delivered in Cash	Fees Delivered in Shares	Total Fees
	(in £)
Non-executive board members(1)
Peter Allen	186,897	93,564	280,461
Mara Aspinall(2)(3)	66,384	29,143	95,527
Mark Capone(2)	52,823	23,205	76,028
Sally Crawford(4)	20,192	10,096	30,288
Giles Kerr(2)	59,612	29,821	89,433
Bessie Lee(2)	49,060	23,205	72,265

(1)	Shares will be awarded at the beginning of the first open period following the announcement of our annual results in March 2022.
(2)

Mara Aspinall, Mark Capone and Bessie Lee received tax compliance support in the preparation of tax returns relating to their fee from Abcam for which £8,117, £6,701 and £2,938 was paid by Abcam and is included in each of the applicable total fee figures.

(3)

Mara Aspinall began receiving a £15,000 supplemental fee following her appointment as Interim Chairman of the Remuneration Committee on May 18, 2021. This supplemental fee ceased on January 1, 2022 following the end of her interim period as Chairman of the Remuneration Committee.

(4)	Sally Crawford began receiving a £15,000 supplemental fee following her appointment as Chairman of the Remuneration Committee on December 1, 2021.

Non-Employee Director Letter Agreements

We review our fee structure for non-executive directors on an annual basis and determine remuneration based on, among other things, a review of current practices in other companies. We have entered into letter agreements with our non-employee directors for their services, which are subject to a one-month notice period, provided that, following a change in control of the Company, we may only terminate Mr. Allen upon three months’ prior notice.

In 2016, we introduced a fee structure whereby a portion of non-employee director fees would be delivered as a fixed number of fully paid ordinary shares. These shares are not granted under any of our equity incentive plans. Currently, one-third of non-employee director fees are delivered as fully paid ordinary shares and the remainder of such fees are delivered as cash. Shares delivered to non-employee directors are awarded at the beginning of the first open period following the announcement of the annual results. Applicable taxes are deducted from the share component of the annual fees and the net amount is used to purchase the actual shares delivered to each non-employee director. Each non-employee director has committed not to sell or transfer these shares during the term of their directorship. Effective as of July 1, 2018, our non-executive directors receive a supplemental allowance for service as chair of the Audit and Risk Committee and chair of the Remuneration Committee, which is currently set at £15,000 per annum.

Pension, Retirement or Similar Benefits

We operate a flexible benefits scheme, which includes a defined contribution pension plan, in which all of our employees are eligible to participate. We generally make payments of up to 8% of annual base salary for all U.K. participants. Our executive officers also receive a range of other benefits such as life insurance, private medical cover and annual health screens, as described in “—Executive Officer Service Agreements” above.

The total amount set aside or accrued by us in respect of pension, retirement or similar benefits to our current directors and our executive officers in the fiscal year ended December 31, 2021 was £102,261, which represents contributions made by us in respect of a defined contribution scheme in which our executive officers who served throughout the fiscal year ended December 31, 2021 participated.

Insurance and Indemnification

To the extent permitted by the Companies Act 2006, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We expect to enter into a deed of indemnity with each of our directors and executive officers.

In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

Composition of our Board of Directors

Our board of directors currently consists of eight directors, all of whom, other than Mr. Hirzel and Mr. Baldock, have been determined by our board of directors to not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and to be “independent” as that term is defined under the rules of Nasdaq. In addition, there are no family relationships among any of our directors or executive officers.

Our articles of association provide that our board of directors must not have less than three and not more than 12 directors. In accordance with our articles of association, at each annual general meeting, the following directors will retire from office and be eligible for re-election:

•

any director who was not elected or re-elected at either of the two preceding annual general meetings and any director who wishes to retire and offer himself for re-election (whether by reason of the U.K. Corporate Governance Code or for any other reason); and

•

such number of the directors (excluding any director who is required to retire under our articles of association) as would, when added to the number of directors (if any) retiring in accordance with (i) above represent one third of the directors. If one third is not a whole number then the number of directors to retire is the number nearest to one third.

We intend to continue to comply with the requirements of provision 18 of the U.K. Corporate Governance Code that all directors be subject to annual re-election. Retiring directors are eligible for re-election. For more information on the length of time each director has served, see Item 6.A. “Directors and Senior Management.”

Our directors may be removed by special resolution or in accordance with and subject to the provisions of the Companies Act 2006 by ordinary resolution at a meeting of which special notice has been given. See Item 10.B. “Memorandum and Articles of Association.”

Committees of our Board of Directors

Our board has three standing committees: an Audit and Risk Committee, a Remuneration Committee and a Nomination Committee. Each of these committees is governed by a charter that is consistent with applicable U.K. law and SEC and Nasdaq corporate governance rules and is available on the Investors section of our website at coprorate.abcam.com. The information contained on our website is not incorporated by reference in this Annual Report.

Audit and Risk Committee

Our Audit and Risk Committee consists of Mara Aspinall, Sally Crawford and Giles Kerr. Mr. Kerr serves as the chair of the Audit and Risk Committee. Our board has determined that that all members of our Audit and Risk Committee meet the requirements for financial literacy under the applicable rules and regulations of the Nasdaq corporate governance rules, as well as the additional independence requirements applicable to the members of an audit committee under the Nasdaq rules. Our board has determined that that Mr. Kerr is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

The board has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

The Audit and Risk Committee is responsible for, among other things:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, remuneration, retention and oversight of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•	reviewing and discussing with the executive officers, the board and the independent auditor our financial statements and our financial reporting process;

•	approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy;

•

reviewing and overseeing the adequacy and effectiveness of our financial reporting and internal control policies and systems, covering all material controls, including financial, operational and compliance controls, and the procedures for the identification, assessment, management and reporting of risks; and

•

periodically reviewing with management and the independent auditor our code of conduct and reviewing and reassessing the adequacy of the procedures in place to enforce the code of conduct, and consider and discuss and, as appropriate, grant requested waivers from the code of conduct.

The Audit and Risk Committee meets at least four times per year and at such other times as the chair of the Audit and Risk Committee shall think fit. The Audit and Risk Committee will meet at least once per year with our independent auditor, without our management being present.

Remuneration Committee

Our Remuneration Committee consists of Sally Crawford, Peter Allen, Mara Aspinall, Giles Kerr and Mark Capone. Ms. Crawford serves as chair of the committee. Our board has determined that each member of our Remuneration Committee is independent under the Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a remuneration committee.

The Remuneration Committee is responsible for, among other things:

•

identifying, reviewing and proposing policies relevant to, and setting of individual remuneration packages for, the Chairman, the executive members of the board and senior management (the remuneration of non-executive directors shall be a matter for Chairman and the executive members of the board);

•	evaluating each executive leadership team member’s performance in light of such policies and reporting to the board;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive leadership team;

•

recommending any equity long-term incentive component of each executive leadership team member’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

•	reviewing and assessing risks arising from our compensation policies and practices.

The Remuneration Committee meets at least twice each year, and at such other times as the chair of the Remuneration Committee shall think fit.

Nomination Committee

Our Nomination Committee consists of Peter Allen, Mara Aspinall, and Giles Kerr. Mr. Allen serves as chair of the committee.

The Nomination Committee is responsible for, among other things:

•	drawing up selection criteria and appointment procedures for board members;

•	regularly reviewing and evaluating the structure, size and composition of our board and making recommendations to the board with regard to any adjustments that are deemed necessary or advisable;

•	identifying and nominating, for the approval of our board, candidates to fill vacancies on the Board and its corresponding committees;

•	assessing the functioning of our board and individual members and reporting the results of such assessment to the Board; and

•	keeping under review the leadership needs of the Company, both executive and non-executive, and planning the orderly succession of such appointments.

The Nomination Committee meets at least once each year, and at such other times as the chair of the Nomination Committee shall think fit.

Service Agreements

For a description of directors’ service contracts providing for benefits upon termination of employment, please see Item 6.B. “Directors, Senior Management and Employees—Compensation—Executive Officer Service Agreements.”

D. Employees

The table below sets out the number of employees (excluding contractors) by geography as of December 31, 2021, 2020 and 2019:

Geography	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
United States	405	402	325
EMEA(1)	762	691	551
APAC(2)	515	462	384

Total	1,682	1,555	1,260

(1)	The significant majority of our EMEA employees are in Cambridge, United Kingdom.
(2)	APAC includes employees in Shanghai, Hangzhou and Hong Kong in China, Tokyo, Japan and Sydney, Australia.

The table below sets out the number of employees (excluding contractors) by category as of December 31, 2021, 2020 and 2019:

Department	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Management, administrative, marketing and distribution	1,254	1,119	896
Laboratory	428	436	364

Total	1,682	1,555	1,260

(1)	Other employees includes departments such as Regional Sales and Marketing, Data & Analytics, Scientific Support, In-House Manufacturing, Core Finance and Facilities Health & Safety.

We believe that we maintain a good relationship with our employees. Currently, none of our employees belong to unions.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information regarding our equity compensation arrangements, see Item 6.B. “Director, Senior Management and Employees—Compensation—Equity Compensation Arrangements.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our board members and executive officers individually; and

•	all of our board members and executive officers as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 14, 2022 through the exercise of any option. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Abcam plc, Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

5% or greater shareholders	Number of ordinary shares	%
T. Rowe Price Associates, Inc.(1)	21,255,687	9.29
Wellington Management Group LLP(2)	17,001,054	7.43
Jonathan Milner(3)	15,520,820	6.78
Harding Loevner(4)	15,411,440	6.73
Baillie Gifford & Co. Ltd.(5)	14,498,818	6.33
Durable Capital Partners LP(6)	13,338,898	5.83

Name of beneficial owner	Number of ordinary shares	%
Executive officers and board members
Alan Hirzel(7)	283,895	*
Michael Baldock(8)	9,976	*
Peter Allen(9)	18,563	*
Mara Aspinall(10)	14,545	*
Giles Kerr(11)	1,485	*
Sally Crawford(12)	—	—
Mark Capone(13)	—	—
Bessie Lee(14)	—	—
All executive officers and board members as a group (8 persons)	328,464	*

*	Indicates ownership of less than 1%.
(1)

Represents 16,831,523 ordinary shares held by T. Rowe Price Associates, Inc. and 4,424,164 ordinary shares held by T. Rowe Price International Ltd. T. Rowe Price International Ltd. may be deemed to have beneficial ownership over the ordinary shares held by T. Rowe Price Associates, Inc., and the address for T. Rowe Price Associates Inc. is 100 East Pratt Street Baltimore, Maryland 21202, United States. The percentage ownership of T. Rowe Price Associates, Inc. and T. Rowe Price International Ltd. decreased from 12.80% in January 2019 to 9.29% in February 2022.

(2)

Based on information reported on a Schedule 13G filed on February 4, 2022, each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP has shared voting power over 15,326,322 of our ordinary shares and shared dispositive power over 17,001,054 of our ordinary shares, and Wellington Management Company LLP has shared voting power over 14,951,076 of our ordinary shares and shared dispositive power over 15,364,090 of our ordinary shares. The respective business addresses of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is 280 Congress Street, Boston, Massachusetts 02210.

(3)	The percentage ownership of Mr. Milner decreased from 9.61% in January 2019 to 6.78% in February 2022.
(4)

Based on information reported on a Schedule 13G filed on February 14, 2022, Harding Loevner L.P. has sole voting and dispositive power over 15,411,440 of our ordinary shares. The business address for Harding Loevner L.P. is 400 Crossings Blvd, Fourth Floor, Bridgewater, NJ 08807. The percentage ownership of Harding Loevner increased from 3.57% in January 2019 to 6.73% in February 2022.

(5)

Baillie Gifford & Co. Ltd. may be deemed to have beneficial ownership over the ordinary shares held by Baillie Gifford, and the address for Baillie Gifford & Co. Ltd. is Calton Square, 1 Greenside Row, Edinburgh, EH1 3AN, United Kingdom. The percentage ownership of Baillie Gifford increased from 5.58% in January 2019 to 6.33% in February 2022.

(6)

Based on information reported on a Schedule 13G/A filed on February 7, 2022, Durable Capital Partners LP (“Durable LP”) has sole voting and dispositive power over 13,338,898 of our ordinary shares held directly by Durable Capital Master Fund LP (“Durable Master Fund”). Durable LP is the investment adviser to Durable Master Fund. Durable Capital Partners GP LLC (“Durable GP”) is the general partner of the Durable LP, and Henry Ellenbogen is the chief investment officer of Durable LP and the managing member of Durable GP. The business address of Durable LP is 5425 Wisconsin Avenue, Suite 802, Chevy Chase, MD 20815.

(7)	Represents for Mr. Hirzel (i) 283,895 ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of March 14, 2022.
(8)	Represents for Mr. Baldock (i) 9,976 ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of March 14, 2022.
(9)	Represents for Mr. Allen (i) 18,563 ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of March 14, 2022.
(10)	Represents for Ms. Aspinall (i) 14,545 ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of March 14, 2022.
(11)	Represents for Mr. Kerr (i) 1,485 ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of March 14, 2022.
(12)	Represents for Ms. Crawford (i) nil ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of March 14, 2022.
(13)	Represents for Mr. Capone (i) nil ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of March 14, 2022.
(14)	Represents for Ms. Lee (i) nil ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of March 14, 2022.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder, with a holding of 5% or greater, since January 1, 2019.

Voting Rights

No major shareholders listed above have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

According to the depositary, as of March 9, 2022, the Company had no registered holders of its ADSs with addresses in the United States, excluding any of the Company’s ADSs held by Cede & Co. as a nominee for the Depository Trust Company. According to our registrar, as of March 9, 2022, there were 75 registered holders of our shares, with addresses in the United States representing approximately 0.17935% of our outstanding ordinary shares as of that date. Because some of the Company’s ADSs and ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s ADSs or ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of ADSs and ordinary shares in the United States.

B. Related Party Transactions

The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2021.

Agreements with Board Members and Executive Officers

For a description of our other agreements with our board members and executive officers, please see Item 6.B. “Directors, Senior Management and Employees.”

Indemnification Agreements

We have indemnification provisions in the letters of appointment and employment agreements with our board members and executive officers. Our Articles of Association allow us to indemnify our board members and executive officers to the fullest extent permitted by law, subject to certain exceptions. See “Management—Insurance and Indemnification” for a description of these indemnification agreements.

Related Party Transaction Policy

Our board has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. Under our related party transaction policy, any related party transaction, including all relevant facts and circumstances, must be reviewed and approved or ratified by the audit committee. Such review shall assess whether if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the extent of the related party’s interest in the transaction and shall also take into account the conflicts of interest and/or corporate opportunity provisions of our organizational documents and Code of Conduct and, where the related party involves a director or director nominee, whether the related party transaction will impair the director or director nominee’s independence under the rules and regulations of the SEC and Nasdaq.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Dividend Policy

In the future, our board of directors may decide, in its discretion, whether dividends may be proposed (in respect of final dividends) or declared and paid (in respect of interim dividends). Under English law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

In the years ended December 31, 2019, and 2020, we declared and paid dividends of an aggregate of £24.9 million, £25.0 million, respectively, and in the fiscal year ended December 31, 2021 no dividend was declared or paid.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs commenced trading on the Nasdaq Global Select Market on October 22, 2020. Since 2005, our ordinary shares have traded on the AIM market of the London Stock Exchange, under the symbol “ABC.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs commenced trading on the Nasdaq Global Select Market on October 22, 2020 under the symbol “ABCM.”

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.3 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

Except as disclosed below or otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

BioVision

On August 1, 2021, we, through our wholly-owned Delaware subsidiary, Abcam US Group Holdings Inc., entered into a share purchase agreement (the “Share Purchase Agreement”) with Boai NKY Medical Holdings Ltd. (“NKY”) and Boai NKY Biotech Co., Ltd. (“NKY Seller”) to acquire NKY Biotech US, Inc. (“Biotech”) and its wholly owned subsidiary, BioVision, Inc. (“BioVision”), a producer of bio-chemical and cell-based assays, and developer, producer and seller of a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds, and one of our existing third-party suppliers. On October 26, 2021, we completed the acquisition of Biotech and BioVision pursuant to the Share Purchase Agreement, for total cash consideration of approximately $340.0 million, on a cash-free, debt-free basis, of which approximately $27.2 million was deposited into an escrow account held by a third-party financial institution in support of NKY and NKY Seller’s indemnification obligations related to their respective representations, warranties and covenants set forth in the Share Purchase Agreement. The Share Purchase Agreement contains customary representations, warranties, covenants and other agreements by and among the parties, including customary representations, warranties and indemnities by and from NKY and NKY Seller in favor of Abcam plc, Abcam US Group Holdings Inc. and certain of their respective affiliates as well as a customary post-closing purchase price adjustment mechanism.

D. Exchange Controls

Other than specific sanctions legislation against a limited list of countries and organizations, there are no governmental laws, decrees, regulations or other legislation in the United Kingdom that affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements, where applicable. There are no general limitations imposed by English law or in our Articles of Association on the right of non-residents to hold shares or vote at our shareholders meetings.

E. Taxation

The following summary contains a description of certain United Kingdom and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of the United Kingdom and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material United Kingdom Tax Considerations

The following statements are of a general nature and do not purport to be a complete analysis of all potential U.K. tax consequences of acquiring, holding and disposing of the ADSs. They are based on current U.K. tax law and on the current published practice of HMRC (which may not be binding on HMRC), as of the date of this Annual Report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain U.K. tax consequences for holders of ADSs who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of the ADSs and any dividends paid on them and who hold the ADSs as investments (other than in an individual savings account or a self-invested personal pension). They do not address the U.K. tax consequences which may be relevant to certain classes of ADS holders such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Company or the Group, persons holding their ADSs as part of hedging or conversion transactions, ADS holders who have (or are deemed to have) acquired their ADSs by virtue of an office or employment, and ADS holders who are or have been officers or employees of the Company or a company forming part of the Group. The statements do not apply to any ADS holder who either directly or indirectly holds or controls 10% or more of the Company’s share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, any ADSs. Accordingly, prospective subscribers for, or purchasers of, any ADSs who are in any doubt as to their tax position regarding the acquisition, ownership or disposition of any ADSs or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

U.K. Taxation of Dividends

Withholding tax

The Company will not be required to withhold U.K. tax at source when paying dividends. The amount of any liability to U.K. tax on dividends paid by the Company will depend on the individual circumstances of an ADS holder.

Income tax

An individual ADS holder who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the Company. An individual ADS holder who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by a U.K. tax resident individual holder of any ADSs from the Company or from other sources will form part of the ADS holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of total taxable dividend income received by the ADS holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the total dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band. From April 6, 2022, these rates are expected to increase to 8.75%, 33.75% and 39.35%, respectively.

Corporation tax

Corporate ADS holders which are resident for tax purposes in the United Kingdom should not be subject to U.K. corporation tax on any dividend received from the Company so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). If the conditions for exemption are not met or cease to be satisfied, or such an ADS holder elects for an otherwise exempt dividend to be taxable, the ADS holder will be subject to U.K. corporation tax on dividends received from the Company, at the rate of corporation tax applicable to that ADS holder (the main rate of U.K. corporation tax is currently 19%).

Corporate ADS holders who are not resident in the United Kingdom will not generally be subject to U.K. corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which the ADSs are used, held, or acquired.

A Shareholder who is resident outside the United Kingdom may be subject to non-U.K. taxation on dividend income under local law.

U.K. Taxation of capital gains

U.K. resident ADS holders

A disposal or deemed disposal of ADSs by an individual or corporate ADS holder who is tax resident in the United Kingdom may, depending on the ADS holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of the ADSs less the allowable cost to the ADS holder of acquiring any such ADSs.

The applicable tax rates for individual ADS holders realizing a gain on the disposal of ADSs is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers. For corporate ADS holders, Corporation tax is generally charged on chargeable gains at the rate applicable to the relevant corporate ADS holder (the main rate of U.K. corporation tax is currently 19%).

Non-U.K. ADS holders

ADS holders who are not resident in the United Kingdom and, in the case of an individual ADS holder, not temporarily non-resident, should not be liable for U.K. tax on capital gains realized on a sale or other disposal of ADSs unless (i) such ADSs are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate ADS holder, through a permanent establishment or (ii) where certain conditions are met, the Company derives 75% or more of its gross value from U.K. land (which is not expected to be the case). ADS holders who are not resident in the United Kingdom may be subject to non-U.K. taxation on any gain under local law.

Generally, an individual ADS holder who has ceased to be resident in the United Kingdom for U.K. tax purposes for a period of five years or less and who disposes of any ADSs during that period may be liable on their return to the United Kingdom to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

U.K. Stamp Duty (“stamp duty”) and U.K. Stamp Duty Reserve Tax

The following statements apply to all ADS holders, regardless of their jurisdiction of tax residence.

It is assumed for the purposes of the following statements that all transfers of, or agreements to transfer, the Company’s ordinary shares are only made at times when (i) the Company’s ordinary shares are admitted to trading on AIM but are not listed on any market (with the term “listed” being construed in accordance with section 99A of the Finance Act 1986); and (ii) AIM continues to be accepted as a “recognised growth market” (as construed in accordance with section 99A of the Finance Act 1986).

No stamp duty is payable on the issue of the Company’s ordinary shares into a depositary receipt system (such as that operated by Citibank) or a clearance service (such as DTC). No stamp duty reserve tax (“SDRT”) should be payable on the issue of the Company’s ordinary shares into a depositary receipt system or a clearance service. Accordingly, no stamp duty or SDRT should be payable on the creation and issue of the ADSs pursuant to the issue of the Company’s ordinary shares to the Custodian.

No stamp duty or SDRT should be payable on transfers of, or agreements to transfer, the Company’s ordinary shares into a depositary receipt system or a clearance service.

No stamp duty or SDRT should be payable on paperless transfers of, or agreements to transfer, the ADSs through the facilities of DTC.

No stamp duty should be payable on a written instrument transferring, or a written agreement to transfer, ADSs provided the instrument or agreement is executed and remains at all times outside the U.K. No SDRT should be payable in respect of agreements to transfer ADSs.

No stamp duty or SDRT should be payable on transfers of, or agreements to transfer, the Company’s ordinary shares outside of a depositary receipt system or a clearance service.

No stamp duty or SDRT should be payable on a repurchase by the Company of the Company’s ordinary shares.

Material United States Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below), and solely to the extent described below under the heading “U.S. Foreign Account Tax Compliance Act,” to persons other than U.S. Holders, of an investment in the ordinary shares or ADSs. This summary applies only to U.S. Holders that hold the ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretations, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences acquiring our ADSs and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local or non-U.S. tax consequences.

This summary also does not address the tax consequences that may be relevant to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	individual retirement accounts and other tax-deferred accounts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons that own the ordinary shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction” or integrated transaction;

•	persons that actually or constructively own 10% or more of the Company’s share capital (by vote or value);

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired the ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares or ADSs being taken into account in an applicable financial statement; or

•	pass-through entities or arrangements, or persons holding ordinary shares or ADSs through pass-through entities or arrangements.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR ADSS.

As used herein, the term “U.S. Holder” means a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and certain determinations made at the partnership level. A person that would be a U.S. Holder if it held ordinary shares or ADSs directly and that is a partner of a partnership holding ordinary shares or ADSs is urged to consult its tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will generally be recognized upon an exchange of ADSs for ordinary shares.

Taxation of Dividends and Other Distributions on the Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions the Company makes to a U.S. Holder (including the amount of any tax withheld) with respect to the ordinary shares or ADSs generally will be includible in a U.S. Holder’s gross income as dividend income on the date of receipt, but only to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ordinary shares or ADSs, and then, to the extent such excess amount exceeds such holder’s tax basis in such ordinary shares or ADSs, as capital gain. The Company currently does not, and it does not intend to, calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided that (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (ii) certain holding period and at-risk requirements are met and (iii) the Company is not a passive foreign investment company (as discussed below) with respect to the relevant U.S. Holder for either the taxable year in which the dividend was paid or the preceding taxable year. In this regard, the ordinary shares or ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as it is expected that the ADSs will be. However, based on existing guidance, it is not entirely clear whether any dividends a U.S. Holder receives with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares will not themselves be listed on a securities market in the United States for trading purposes. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to distributions on the ordinary shares or ADSs in light of their particular circumstances.

The amount of any distribution paid in foreign currency that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the distribution payment based on the exchange rate in effect on the date such distribution is included in such holder’s income, whether or not the payment is converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends paid by the Company with respect to the ordinary shares or ADSs will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will, in general, be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company with respect to the ordinary shares or ADSs will generally constitute “passive category income” for purposes of the foreign tax credit.

Taxation of Disposition of the Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of the ordinary shares or ADSs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and such holder’s adjusted tax basis in such ordinary shares or ADSs.

If the consideration received upon the sale or other taxable disposition of the ordinary shares or ADSs is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If the ordinary shares or ADSs are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash-basis taxpayer or an accrual-basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the taxable disposition. An accrual-basis taxpayer that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the date of disposition and the settlement date, and such exchange gain or loss generally will constitute U.S.-source ordinary income or loss.

A U.S. Holder’s initial tax basis in the ordinary shares or ADSs generally will equal the cost of such ordinary shares or ADSs. If a U.S. Holder used foreign currency to purchase the ordinary shares or ADSs, the cost of such ordinary shares or ADSs will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If the ordinary shares or ADSs are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash-basis taxpayer or an accrual-basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ordinary shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Any gain or loss on the sale or other taxable disposition of the ordinary shares or ADSs will generally be treated as U.S. source income or loss, and treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares or ADSs at the time of the disposition exceeds one year. Accordingly, in the event any United Kingdom tax (including withholding tax) is imposed upon the sale or other taxable disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company Considerations

The Company will be classified as a PFIC for any taxable year if either: (a) at least 75 per cent of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50 per cent of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which the Company owns, directly or indirectly, 25 per cent or more (by value) of the stock.

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds the ordinary shares or ADSs, the Company would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or ADSs at their fair market value on the last day of the last taxable year in which the Company is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless the Company subsequently becomes a PFIC.

Based on the nature and composition of the Company’s income, assets and operations and the income, assets and operations of the Company’s subsidiaries, the Company does not believe that it is was a PFIC for the current taxable year for the taxable year ending December 31, 2021 and it does not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that depends on, among other things, the nature and composition of the Company’s income and assets, and the market value of the Company’s shares and assets, including the nature and composition of income and assets and the market value of shares and assets of the Company’s subsidiaries, from time to time. Therefore, no assurance can be given that the Company was not a PFIC for the taxable year ending December 31, 2021 or will not be classified as a PFIC for the current taxable year or any future taxable year.

If the Company is considered a PFIC at any time that a U.S. Holder holds the ordinary shares or ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ordinary shares or ADSs, as well as the amount of any “excess distribution” (as defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on the ordinary shares or ADSs exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if the Company is a PFIC and any of the Company’s subsidiaries is also a PFIC, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of such subsidiary PFIC.

Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”)) of the ordinary shares or ADSs if the Company is considered a PFIC. However, the Company does not expect to furnish U.S. Holders of the ordinary shares or ADSs with the tax information necessary to enable a U.S. Holder to make a QEF election. In addition, an election for mark-to-market treatment is unlikely to be available to mitigate any adverse tax consequences with respect to a subsidiary that is also a PFIC. If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the ordinary shares or ADSs and the potential consequences related thereto.

Information Reporting and Backup Withholding

Distributions on the ordinary shares or ADSs and proceeds from the sale, exchange or redemption of the ordinary shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Foreign Financial Asset Reporting

Certain U.S. Holders may be required to report information relating to an interest in the ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ordinary shares or ADSs.

U.S. Foreign Account Tax Compliance Act

Certain provisions of the Code and U.S. Treasury regulations (commonly collectively referred to as “FATCA”) generally impose 30 percent withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (as defined under FATCA) (an “FFI”) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the FFI’s U.S.-owned accounts. If the Company were to be treated as an FFI, (i) such withholding may be imposed on such payments to any other FFI (including an intermediary through which an investor may hold the ordinary shares or ADSs) that is not a “participating FFI” (as defined under FATCA) or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such other FFI or investor is otherwise exempt from FATCA and (ii) the Company may be required to report certain information regarding investors to the relevant tax authorities, which information may be shared with taxing authorities in the United States. Under current guidance, the term “foreign passthru payment” is not defined, and it is therefore not clear whether or to what extent payments on the ordinary shares or ADSs would be considered foreign passthru payments. Withholding on foreign passthru payments would not be required with respect to payments made before the date that is two years after the date of publication in the Federal Register of final U.S. Treasury regulations defining the term “foreign passthru payment.” The United States has entered into an intergovernmental agreement, or IGA, with the United Kingdom (the “U.K. IGA”), which modifies the FATCA withholding regime described above. If the Company was treated as an FFI under the U.K. IGA, it would be subject to these diligence, withholding and reporting obligations under FATCA. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the U.K. IGA and any non-U.S. legislation implementing FATCA on the investment in the ordinary shares or ADSs.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR ADSS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the

Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We maintain a corporate website at coprorate.abcam.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We also make available on the Investors section of our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, currency risk, liquidity risk and credit risk, as discussed below. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. See Note 26 to our audited consolidated financial statements, which are included elsewhere in this Annual Report, for further discussion of our exposure to these risks.

Currency Risk

We have transactions denominated in various currencies, with the principal currency exposure being fluctuations in U.S. Dollars (“USD”), Euros, Japanese Yen and Chinese Renminbi (“RMB”). Collectively, these currencies make up approximately 90.0% of our revenue and cash inflows. While a large portion of our manufacturing and research and development costs are USD and RMB, giving a natural offset against the currency inflows, the majority of administration costs remain as pound sterling, leaving an overall net currency inflow in our cash flows.

This remaining currency exposure is centrally managed with the objective being to secure a level of certainty of pound sterling value for up to 90.0% of our future net exposure based on forecast cash flows expected to occur up to 12 months ahead. We use forward currency contracts to achieve this objective and apply hedge accounting where applicable. Foreign currency forward contracts are valued using quoted forward exchange rates and yield curves matching maturities of the contracts.

A decrease of 10.0% in the USD/pound sterling exchange rate would have resulted in a decrease of our other comprehensive income by £1.3 million for the fiscal year ended December, 31 2021. A decrease of 10.0% in the Euro/pound sterling exchange rate would have resulted in a decrease of our other comprehensive income by £1.5 million for the fiscal year ended December, 31 2021. If the pound sterling fluctuates significantly against the USD or Euro, it may have a negative impact on our results of operations.

Liquidity Risk

Liquidity risk is our risk of not having sufficient funds available in the right currency to settle its obligations as they fall due. As at December 31, 2020 and 2021, we held cash and cash equivalents of $286.1 million and $128.4 million, respectively, with drawings of $161.7 million as at the year ended December 31, 2021, £nil in the prior year. As of December 31, 2021 we also had access to further loan funding of $134.8 million. We generate funds from operational activities in excess of our operational requirements and have substantial cash balances available for our current investment activities. The Board reviews our funding requirement as part of the budgeting and long-term planning processes and considers as necessary alternative possible sources of funding where the requirement is not satisfied by our forecast operational cash generation.

We manage liquidity risk by maintaining an adequate level of easily accessible cash reserves, in a currency profile representative of our cost base and matching customer and supplier terms where possible. We also have access to daily currency trading facilities, which provides the ability to convert currency within the agreed settlement limits as required.

Credit Risk

We are exposed to credit risk on our financial assets; however, there is not deemed to be a significant exposure due to the nature of our customer base and the types of transaction that are undertaken. Exposure to counterparty default risk is managed by limiting the concentration of funds and contracts held with individual financial institutions and ensuring funds are only placed with institutions or in products rated BBB- or above by Standard & Poor’s.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges

ADS holders are required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason, excluding ADS issuances as a result of distributions of ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

ADS holders are also responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee is payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after acquiring our ADSs. Note that the fees and charges that ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. ADS holders receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Payment of Taxes

ADS holders are responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. ADS holders are liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, ADS holders may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. ADS holders are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for their behalf.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. ADS holders may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

The remainder of the information called for by this Item is set forth in Exhibit 2.3 to this Annual Report and is incorporated by reference into this Annual Report.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

On October 21, 2020, the SEC declared effective our registration statement on Form F-1 (File No. 333-249526), as amended, filed in connection with our IPO (the “Registration Statement”). Pursuant to the Registration Statement, we registered the offer and sale of 10,287,000 of our ADSs, representing the same number of ordinary shares with a proposed maximum aggregate offering price of approximately $180.0 million. We offered 8,945,218 ADSs, and provided the underwriters the option to purchase an additional 1,341,782 ADSs. Morgan Stanley & Co. LLC and BofA Securities, Inc LLC acted as representatives of the underwriters for the offering.

On October 26, 2020, we issued and sold 10,287,000 ADSs (including 1,341,782 ADSs that were subject to underwriters option to purchase additional ADS), representing the same number of our ordinary shares at a price to the public of $17.50 per share. The aggregate offering price of the shares sold was approximately $180.0million. Upon completion of the IPO on October 26, 2020, we received net proceeds of $164.7million, after deducting underwriting discounts and commissions of $15.3 million and offering expenses of $2.8 million. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

The offering terminated after the sale of all securities registered pursuant to the Registration Statement. There has been no material change in the expected use of the net proceeds from our initial public offering as described in our final prospectus, dated October 21, 2020, filed with the SEC on October 22, 2020 pursuant to Rule 424(b) relating to our Registration Statement.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2021. Based on that evaluation, our CEO and CFO concluded that, as a result of the material weaknesses in our internal control over financial reporting as described below, as of December 31, 2021, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information was being communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding the required disclosures under the Exchange Act.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and as set forth in Section 404 of the Sarbanes Oxley Act of 2002 (“SOX”). Under the SOX framework, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision of the CEO and CFO, and under the oversight of the Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was not effective because of the material weaknesses described below. A material weakness, as defined in SOX, is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis.

Management excluded from this assessment BioVision, as permitted by the SEC rules and regulations, because it was acquired during 2021. BioVision’s assets represented approximately 2% of the Company’s consolidated total assets, excluding the effects of purchase accounting, and its revenues represented approximately 1% of the Company’s consolidated total revenues, each as of and for the fiscal year ended December 31, 2021.

Notwithstanding the identified material weaknesses, the CEO and CFO have concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly represent in all material respects our financial condition, operational results, and cash flows for the period.

Material Weaknesses in Internal Control Over Financial Reporting

Prior to our IPO, we have not previously been required to document, operate, and maintain (ICFR) at the level required to conclude that our ICFR is effective pursuant to SEC requirements. Implementing SOX standards within our environment has been a significant undertaking; although we made substantial progress throughout the year, the design and configuration of SOX-level controls remained ongoing at December 31, 2021. Additionally, we changed our fiscal year end from June 30 to December 31 to better align with similar companies in the market which shortened our window to become SOX compliant by six months.

As of December 31, 2021 we concluded (as previously disclosed in our Registration Statement on Form F-1 (File No. 333-249263) and on transitional Form 20-F (File No. 001-39633), which were filed with the SEC on October 19, 2020, and September 1, 2021, respectively) that, in connection with the preparation and audits of our financial statements, material weaknesses in ICFR remain present. The material weaknesses related to the following:

•	Our legacy IT system Adminsite (in house developed sales order processing and finished goods inventory system) did not allow for appropriate IT General Controls (“ITGC”).

•

There were ineffective and insufficient completeness and accuracy of records in the transactional activity reporting used in the performance of review and variance analysis for the Goods Received Not Invoiced account.

In the current fiscal year, additional contributing factors to the existing ITGC material weakness described above were identified, which caused us to conclude that the existing material weakness with respect to ITGC related to all of the company’s information systems relevant to the preparation of our financial statements. We did not design and maintain effective controls over information technology (“IT”) general controls for all information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties exist, to adequately restrict user and privileged access to certain financial applications, programs and data to appropriate company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored, (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements, and (v) identification and testing of system-generated reports used in the execution of manual controls. In addition, our business process controls

(automated and manual) that are dependent on the affected ITGC were also deemed ineffective because they could have been adversely impacted.

Additional material weaknesses in other processes were identified and remained at December 31, 2021:

Revenue: We had inadequate or ineffective controls within our revenue cycle, resulting in a material weakness. Adminsite is unable to enforce segregation of duties or produce detailed audit logs; as a result, we were unable to design or implement controls to adequately mitigate the potential for risk of unauthorized changes being made to purchase order pricing, quantities or discount rates. Additionally, we did not have robust, established, and documented review procedures in place to effectively compensate for the system limitations and we also did not maintain effective manual controls over the review and approval of manual invoices.

Inventory: We did not design and maintain effective controls over inventory. Specifically, we did not design and maintain effective controls over the completeness, accuracy, existence, and valuation of inventory. System limitations within our legacy system, Adminsite, required our complex inventory process to operate manually. In addition, due to resource limitations we did not complete our planned program of inventory counts in full.

Payroll: We did not design and maintain effective controls over the preparation and review of payroll. Specifically, we did not retain sufficient documentation evidencing a detailed review of key data inputs for completeness and accuracy.

Manual Journal Entries: We did not design and maintain effective controls over the review of manual journal entries. Specifically, we did not retain sufficient documentation evidencing a detailed review of key data inputs for completeness and accuracy.

Management’s Planned Remediation Activities

During fiscal year 2021, we undertook efforts to remediate previously disclosed material weaknesses, implement a company-wide formal SOX program, and strengthen our internal controls. Management under the supervision and direction of our CEO and CFO continue to take steps to remediate the material weaknesses described above. In addition, management has committed to strengthening and advancing our internal control environment as a whole. Extensive work was completed during fiscal year ended December 31, 2021 to implement an effective SOX ICFR program, which will continue throughout 2022. Management’s internal control remediation efforts are underway and focused across the following three areas:

Replace Outdated Legacy IT Systems for Financial Statement Reporting:

•

Oracle design will enable management to secure system access, enforce segregation of duties, formally track audit trails/logs, and leverage standard Oracle reports to enhance data validation procedures, documentation, and evidence in key areas, such as revenue.

•	Standardize the inventory process by incorporating the controls into the ERP environment.

•	Continue to design current controls to reflect the new ERP component deployment.

•	Existing controls identified within Oracle during fiscal year ended December 31, 2021 will continue to be tested to ensure efficacy in design and operation.

Advance ITGC Rollout:

•

During the fiscal year ended December 31, 2021, we focused on establishing SOX IT controls within the Oracle system, which we will continue to evaluate, expand, and test in fiscal year ended December 31, 2022.

•	Implement program management controls over IT program and data changes for systems for financial systems.

•	Perform an assessment over segregation of duties and implement user access controls that restrict access to appropriate personnel.

•	Implement controls to monitor and remediate issues with batch jobs and backups.

•	Implement controls for program development that ensure new software development is aligned with business and IT requirements.

•	Continue training IT personnel on how to implement ITGC

•	Proactively integrate SOX controls into system updates, upgrades, or implementations.

•	Finalize the build, test and deployment of a suitable review report for GRNI.

Enhance Business Process Controls:

•	Finalize the rollout of a governance, risk and compliance tool to streamline ICFR documentation, internal control updates, overall SOX program monitoring, and internal audit testing.

•

Continue to evaluate the assignment of responsibilities associated with the performance of control activities and consider hiring additional resources or providing additional training to existing resources.

•

Continue to evaluate and refine the design, implementation, and documentation of the internal controls to ensure controls address the relevant risks, are properly designed, and provide appropriate evidence of the performance.

•	Enhance the design of controls that address the completeness and accuracy of reports being utilized in the execution of internal controls.

•

Assess whether the company is sufficiently staffed to meet its design objectives for internal control over financial reporting and whether the appropriate resources are performing the control activities.

•

Develop and execute upon a monitoring protocol that allows the Company to validate the operating effectiveness of certain controls over financial reporting to gain assurance that such controls are presented and functioning as designed.

We cannot give assurance that the measures we are taking to remediate the material weaknesses will be sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve our ICFR, we may determine it necessary to take additional measures or modify the remediation plan described above. Obstacles-including complexities in our operational environment, challenges in transitioning to Oracle in full for ERP, integrating BioVision, and resource constraints to timely complete an effective risk assessment process and implement controls-may require further remediation efforts, all of which individually and in aggregate is likely to increase implementation time. As we monitor and evaluate our ICFR, we will continue to assess the effectiveness of our remediation plan and prioritize our resources. The material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited our internal control over financial reporting as of December 31, 2021, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

Other than the remediation efforts described above taken to address the material weaknesses during the period covered by this Annual Report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Giles Kerr, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Kerr is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Kerr’s experience, see Item 6.A. “Directors, Senior Management and Employees—Executive Officers and Board Members.”

Item 16B. Code of Ethics

We have adopted a Code of Conduct, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Conduct applies to all of our executive officers, board members and employees. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. A current copy of the Code of Conduct is available on the Investors section of our website at corporate.abcam.com. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in 2021.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Abcam plc at December 31, 2020 and December 31, 2021, for the fiscal year ended December 31, 2021, six-months ended December 31, 2020 and fiscal year ended June 30, 2020 that appear in this Annual Report have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of PricewaterhouseCoopers LLP is The Maurice Wilkes Building, St John’s Innovation Park, Cowley Road, Cambridge, CB4 0DS, United Kingdom. The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the fiscal year ended December 31, 2021, six-months ended December 31, 2020 and the fiscal year ended June 30, 2020, and breaks down these amounts by category of service:

	Fiscal Year Ended June 20, 2020	Six-months Ended December 31, 2020	Fiscal Year Ended December 31, 2021
	£’000	£’000	£’000
Audit Fees	510	489	1,315
All Other Fees	76	653	6

Total	586	1,142	1,321

Audit Fees

Audit fees for the fiscal year ended December 31, 2021, six-months ended December 31, 2020 and fiscal year ended June 30, 2020 were related to the audit of our consolidated financial statements, subsidiary the companies pursuant to legislation and interim review services provided in connection with statutory and regulatory filings or engagements.

All Other Fees

All other fees in the fiscal year ended June 30, 2020 and six-month period ended December 31, 2020 related to services provided in connection with the Group’s US listing.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a public company incorporated in England and Wales and that has shares admitted to AIM, we are not required to have regard to the U.K. Corporate Governance Code. Our board is, however, committed to maintaining high standards of corporate governance, and we intend to apply the U.K. Corporate Governance Code and comply with its principles and provisions so far as is practicable and appropriate given our size and status as an AIM-traded company.

We are a “foreign private issuer.” As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by Nasdaq applicable to U.S. domestic issuers. We intend to voluntarily follow most Nasdaq corporate governance rules. However, we intend to follow U.K. corporate governance practices in lieu of the Nasdaq corporate governance rules as follows:

•

We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•

We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present. Our independent directors may choose to meet in executive session at their discretion.

•

We do not intend to follow Nasdaq Rule 5635(c), which requires shareholder approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements. We will follow English law with respect to any requirement to obtain shareholder approval in connection with equity compensation or purchase plans or other equity compensation arrangements.

•

We do not intend to follow Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow English law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq corporate governance rules.

Although we may rely on certain home country corporate governance practices, we are required to comply with the Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we are required to have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and consists of committee members that meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

If we cease to be a “foreign private issuer” under the Nasdaq rules and the Exchange Act, as applicable, we will take all action necessary to comply with applicable Nasdaq corporate governance rules.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

The following are filed as exhibits hereto:

			Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Articles of Association of the Registrant	F-1	333-249263	3.1	10/02/2020

2.1	Deposit Agreement					*

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)					*

2.3	Description of Securities					*

4.1†	Abcam plc Long-Term Incentive Plan	F-1	333-249263	10.1	10/02/2020

4.2†	AbShare	F-1	333-249263	10.2	10/02/2020

4.3†	Abcam plc Share Incentive Plan	F-1	333-249263	10.3	10/02/2020

4.4†	The Abcam plc Annual Bonus Plan	F-1	333-249263	10.4	10/02/2020

4.5†	Rules of the Abcam plc Company Share Option Plan 2009	F-1	333-249263	10.5	10/02/2020

4.6†	Rules of the Abcam 2005 Share Option Scheme	F-1	333-249263	10.6	10/02/2020

4.7†	Rules of the Abcam 2015 Share Option Plan	F-1	333-249263	10.7	10/02/2020

4.8†	Abcam Plc Profitable Growth Incentive Plan	S-8	333-257893	99.1	07/14/2021

8.1	List of Subsidiaries of the Registrant					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of PricewaterhouseCoopers LLP					*

101.INS	Inline XBRL Instance Document					#

101.SCH	Inline XBRL Taxonomy Extension Schema Document					#

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document					#

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document					#

101.LAB	Inline XBRL Taxonomy Label Linkbase Document					#

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					#

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					#

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
#	To be filed by amendment pursuant to Rule 405(f)(2) of Regulation S-T.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ABCAM PLC

Date: March 14, 2022

By:	/s/ Alan Hirzel
Name:	Alan Hirzel
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Abcam plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Abcam plc and its subsidiaries (the “Group”) as of December 31, 2021, December 31, 2020 and June 30, 2020, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year ended December 31, 2021, six-months ended December 31, 2020 and years ended June 30, 2020 and June 30, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2021, December 31, 2020 and June 30, 2020, and the results of its operations and its cash flows for the year ended December 31, 2021, six months ended December 31, 2020 and years ended June 30, 2020 and June 30, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date. The material weaknesses related to (i) lack of controls over information technology systems that are relevant to the preparation of the consolidated financial statements, (ii) insufficient controls over the completeness and accuracy of records for the goods received not invoiced account, (iii) ineffective controls in pricing, quantities and discount rates in the revenue cycle including review and approval of manual invoices, (iv) ineffective controls over the completeness, accuracy, existence and valuation of inventory, (v) insufficient controls over the preparation and review of payroll, including completeness and accuracy of key data inputs and (vi) insufficient controls over the completeness and accuracy of key data inputs in manual journal entries.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Group’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Changes in Accounting Principles

As discussed in notes 1 and 3 to the consolidated financial statements, the Group changed the manner in which it accounts for cloud computing costs in 2021 and the manner in which it accounts for leases as of July 1, 2019.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded BioVision, Inc from its assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by the Group in a purchase business combination during 2021. We have also excluded BioVision, Inc from our audit of internal control over financial reporting. BioVision, Inc is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 2% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of BioVision, Inc. acquired intangible assets

As described in notes 4 and 29 to the consolidated financial statements, on October 26, 2021 the Group acquired NKY Biotech US, Inc and its 100% owned subsidiary, BioVision, Inc (collectively “BioVision”), for cash consideration of $349.9 million (£253.8 million), which resulted in the recognition of intangible assets of £80.6 million. Management made significant judgement in estimating the fair value of the intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the future cash flows. The significant assumptions used by management included the revenue growth rate and the expected attrition rates associated with the acquired product portfolio.

The principal considerations for our determination that performing procedures relating to the valuation of BioVision acquired intangible assets is a critical audit matter are (i) the significant judgment made by management in determining the fair value of the intangible assets acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the significant assumptions related to the future cash flows, revenue growth rate and expected attrition rates associated with the acquired product portfolio; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) reading the purchase agreement and assessing the completeness of intangible assets identified and (ii) testing management’s process for determining the fair value of the acquired intangible assets. Testing management’s process included (a) evaluating the appropriateness of the valuation methods, (b) testing the mathematical accuracy of the model, (c) testing the completeness and accuracy of data used in the model and (d) evaluating the reasonableness of significant assumptions used by management in estimating the future cash flows. Evaluating management’s assumptions related to the revenue growth rate and expected attrition rates with the acquired product portfolio involved evaluating whether the assumptions used were reasonable considering consistency with external market and industry data and historical revenue growth rates. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the management’s valuation methods and evaluating the reasonableness of the expected attrition rates assumption.

Impairment assessment of acquired intangible assets

As described in notes 4 and 13 to the consolidated financial statements, the Group holds intangible assets with a carrying value of £234.2 million as of December 31, 2021 which included technology acquired in the Firefly BioWorks acquisition of £11.3 million. Management regularly reviews for indicators of impairment of acquired intangible assets against qualitative and quantitative factors. During the period ended December 31, 2021, management performed an impairment assessment of the Firefly intangible asset. Management utilized the fair value less costs to sell method to assess the recoverable amount of the intangible assets. Management estimated the fair value of the intangible asset utilizing market-based data from comparable companies and recent transactions in the industry. The result was a fair value that significantly exceeded the carrying value of the asset and management has concluded that there are no reasonable possible scenarios that would cause an impairment to be required.

The principal considerations for our determination that performing procedures relating to the impairment assessment of acquired intangible assets is a critical audit matter are (i) the significant judgement made by management in determining the recoverable amount of the Firefly intangible asset; and (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the appropriate comparable companies and recent transactions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for estimating the recoverable amount of the Firefly intangible asset; (ii) evaluating the appropriateness of the methodology used to determine the fair value; (iii) testing the completeness and accuracy of the underlying data used in the models, and (iv) evaluating the reasonableness of significant assumptions when estimating the fair value. Evaluating management’s assumptions involved (a) determining the appropriateness of the comparable companies and recent transactions used by management and (b) considering other sources that corroborated or contradicted management’s assumptions.

/s/ PricewaterhouseCoopers LLP

Cambridge, United Kingdom

March 14, 2022

We have served as the Group’s auditor since 2013 which includes periods before the Group became subject to SEC reporting requirements.

Consolidated income statements

For the year ended 31 December 2021, the six months ended 31 December 2020 and the years ended 30 June 2020 and 2019

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Revenue	5	315.4	147.5	260.0	259.9
Cost of sales		(90.8)	(42.9)	(79.8)	(76.7)

Gross profit		224.6	104.6	180.2	183.2
Selling, general and administrative expenses		(189.7)	(73.6)	(131.5)	(112.9)
Research and development expenses		(27.8)	(13.7)	(38.3)	(15.0)

Operating profit	6	7.1	17.3	10.4	55.3
Finance income	9	0.3	0.2	0.7	0.6
Finance costs	9	(2.7)	(1.9)	(2.8)	(0.3)

Profit before tax		4.7	15.6	8.3	55.6
Tax (charge) / credit	10	(0.3)	(2.8)	4.2	(11.2)

Profit for the year / period attributable to equity shareholders of the parent		4.4	12.8	12.5	44.4

Earnings per share
Basic	11	1.9p	5.8p	6.0p	21.7p
Diluted	11	1.9p	5.8p	6.0p	21.5p

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

For the year ended 31 December 2021, the six months ended 31 December 2020 and the years ended 30 June 2020 and 2019

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Profit for the year / period attributable to equity shareholders of the parent		4.4	12.8	12.5	44.4

Items that may be reclassified to the income statement in subsequent years
Movement on cash flow hedges	26	(0.1)	1.1	0.7	(1.7)
Exchange differences on translation of foreign operations		5.7	(17.5)	9.6	7.0
Movement in fair value of investment		(0.1)	(3.1)	4.0	(0.1)
Tax relating to components of other comprehensive income		0.5	0.6	(1.5)	0.3

Other comprehensive income / (expense) for the year / period		6.0	(18.9)	12.8	5.5

Total comprehensive income / (expense) for the year / period		10.4	(6.1)	25.3	49.9

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated balance sheets

As at 31 December 2021, 31 December 2020 and 30 June 2020

	Note	As at 31 December 2021 £m	As at 31 December 2020 (revised*) £m	As at 30 June 2020 (revised*) £m
Non-current assets
Goodwill	12	364.8	184.3	195.0
Intangible assets	13	234.2	151.8	150.1
Property, plant and equipment	14	73.5	48.5	43.3
Right-of-use assets	15	88.2	108.8	121.4
Investments	16	3.5	3.4	7.0
Deferred tax asset	17	10.4	15.6	13.7

		774.6	512.4	530.5

Current assets
Inventories	18	58.2	42.9	40.7
Trade and other receivables	19	47.2	47.3	44.4
Current tax receivable		10.5	3.8	6.4
Derivative financial instruments	20	0.5	0.3	—
Cash and cash equivalents		95.1	211.9	187.3

		211.5	306.2	278.8

Total assets		986.1	818.6	809.3

Current liabilities
Trade and other payables	21	(54.2)	(43.4)	(43.8)
Derivative financial instruments	20	(0.2)	(0.1)	(1.2)
Lease liabilities	15	(9.2)	(7.1)	(7.3)
Borrowings	22	(119.2)	—	(106.4)
Current tax liabilities		(4.4)	(1.4)	(0.9)

		(187.2)	(52.0)	(159.6)

Net current assets		24.3	254.2	119.2

Non-current liabilities
Deferred tax liability	17	(41.5)	(27.6)	(28.3)
Lease liabilities	15	(101.3)	(109.9)	(120.5)

		(142.8)	(137.5)	(148.8)

Total liabilities		(330.0)	(189.5)	(308.4)

Net assets		656.1	629.1	500.9

Equity
Share capital	23	0.5	0.5	0.4
Share premium account		268.3	265.1	138.2
Merger reserve	23	68.6	68.6	68.6
Own shares	23	(2.2)	(2.4)	(2.5)
Translation reserve	23	31.1	25.4	42.9
Hedging reserve	23	0.2	0.2	(0.7)
Retained earnings		289.6	271.7	254.0

Total equity attributable to the equity shareholders of the parent		656.1	629.1	500.9

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

For the year ended 31 December 2021, the six months ended 31 December 2020 and the years ended 30 June 2020 and 2019

	Note	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation Reserve £m	Hedging reserve £m	Retained Earnings £m	Total £m
Balance as at 1 July 2018		0.4	25.6	68.1	(3.2)	26.3	0.1	234.4	351.7
Revision		—	—	—	—	—	—	(1.1)	(1.1)
Balance as at 1 July 2018 (revised*)		0.4	25.6	68.1	(3.2)	26.3	0.1	233.3	350.6
Profit for the year (revised*)		—	—	—	—	—	—	44.4	44.4
Other comprehensive income / (expense) (revised*)		—	—	—	—	7.0	(1.4)	(0.1)	5.5
Total comprehensive income / (expense) for the year (revised*)		—	—	—	—	7.0	(1.4)	44.3	49.9
Issue of ordinary shares, net of share issue costs		—	1.4	—	0.4	—	—	(0.4)	1.4
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	6.3	6.3
Purchase of own shares		—	—	—	—	—	—	(0.2)	(0.2)
Equity dividends	24	—	—	—	—	—	—	(24.9)	(24.9)
Balance as at 30 June 2019 (revised*)		0.4	27.0	68.1	(2.8)	33.3	(1.3)	258.4	383.1
Implementation of IFRS16		—	—	—	—	—	—	(1.5)	(1.5)
Balance as at 1 July 2019		0.4	27.0	68.1	(2.8)	33.3	(1.3)	256.9	381.6
Profit for the year (revised*)		—	—	—	—	—	—	12.5	12.5
Other comprehensive income (revised*)		—	—	—	—	9.6	0.6	2.6	12.8
Total comprehensive income for the year (revised*)		—	—	—	—	9.6	0.6	15.1	25.3
Issue of ordinary shares, net of share issue costs		—	111.2	0.5	0.3	—	—	(0.3)	111.7
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	7.4	7.4
Purchase of own shares		—	—	—	—	—	—	(0.1)	(0.1)
Equity dividends	24	—	—	—	—	—	—	(25.0)	(25.0)
Balance as at 30 June 2020 (revised*)		0.4	138.2	68.6	(2.5)	42.9	(0.7)	254.0	500.9
Profit for the period (revised*)		—	—	—	—	—	—	12.8	12.8
Other comprehensive (expense) / income (revised*)		—	—	—	—	(17.5)	0.9	(2.3)	(18.9)
Total comprehensive (expense) / income for the period (revised*)		—	—	—	—	(17.5)	0.9	10.5	(6.1)
Issue of ordinary shares, net of share issue costs		0.1	126.9	—	0.1	—	—	(0.1)	127.0
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	7.4	7.4
Purchase of own shares		—	—	—	—	—	—	(0.1)	(0.1)
Balance as at 31 December 2020 (revised*)		0.5	265.1	68.6	(2.4)	25.4	0.2	271.7	629.1
Profit for the year		—	—	—	—	—	—	4.4	4.4
Other comprehensive income		—	—	—	—	5.7	—	0.3	6.0
Total comprehensive income for the year		—	—	—	—	5.7	—	4.7	10.4
Issue of ordinary shares, net of share issue costs		—	3.2	—	0.2	—	—	(0.2)	3.2
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	13.4	13.4
Balance as at 31 December 2021		0.5	268.3	68.6	(2.2)	31.1	0.2	289.6	656.1

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements

For the year ended 31 December 2021, the six months ended 31 December 2020 and the years ended 30 June 2020 and 2019

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Cash generated from operations	25	72.2	33.1	65.4	82.8
Net income taxes (paid) / received		(9.3)	0.2	(2.4)	(13.5)

Net cash inflow from operating activities		62.9	33.3	63.0	69.3

Investing activities
Investment income		0.3	0.2	0.7	0.6
Purchase of property, plant and equipment		(34.5)	(11.5)	(12.7)	(17.7)
Purchase of intangible assets		(25.3)	(13.0)	(23.0)	(21.8)
Transfer of cash from / (to) escrow in respect of future capital expenditure		—	0.4	(0.6)	4.5
Purchase of investments	16	(0.1)	—	(2.2)	—
Reimbursement of leasehold improvement costs		13.2	1.7	—	—
Net cash outflow arising from acquisitions	29	(245.1)	—	(110.3)	(14.6)

Net cash outflow from investing activities		(291.5)	(22.2)	(148.1)	(49.0)

Financing activities
Dividends paid	24	—	—	(25.0)	(24.9)
Principal element of lease obligations		(8.8)	(3.8)	(6.8)	—
Interest element of lease obligations		(1.5)	(0.5)	(0.9)	—
Interest paid		(0.7)	(0.6)	(0.8)	(0.1)
Proceeds on issue of shares, net of issue costs		3.2	127.0	111.2	1.4
Facility arrangement fees		(0.8)	—	—	(0.9)
Utilisation of revolving credit facility	22	120.0	—	127.0	—
Repayment of revolving credit facility	22	—	(107.0)	(20.0)	—
Purchase of own shares		—	(0.1)	(0.1)	(0.2)

Net cash inflow / (outflow) from financing activities		111.4	15.0	184.6	(24.7)

Net (decrease) / increase cash and cash equivalents		(117.2)	26.1	99.5	(4.4)

Cash and cash equivalents at beginning of the year / period		211.9	187.3	87.1	90.2
Effect of foreign exchange rates on cash and cash equivalents		0.4	(1.5)	0.7	1.3

Cash and cash equivalents at end of the year / period	(i)	95.1	211.9	187.3	87.1

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
i)

Within cash and cash equivalents at 31 December 2021 is £nil (31 December 2020: £1.3m; 30 June 2020: £0.9m; 30 June 2019: £0.4m) of cash relating to employee contributions to the Group’s share scheme ‘AbShare’, which is reserved for the purpose of purchasing shares upon vesting.

Notes to the consolidated financial statements

For the year ended 31 December 2021, the six months ended 31 December 2020 and the years ended 30 June 2020 and 2019

1.	Presentation of financial statements

a)	General information

Abcam plc (the Company) is a public limited company, incorporated and domiciled in the UK and is registered in England under the Companies Act 2006. Abcam’s ordinary shares are listed on the Alternative Investment Market (AIM) of the London Stock Exchange and its American Depositary Shares trade on the Nasdaq Global Market.

b)	Basis of preparation and consolidation

On 2 June 2021, the Group announced that it was amending its financial year end date from 30 June to 31 December. These financial statements are therefore presented for the year ended 31 December 2021, the six months ended 31 December 2020 and the years ended 30 June 2020 and 2019.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements have been presented in Sterling, the functional currency of the Company, and on the historical cost basis, except for the revaluation of certain financial instruments.

The consolidated financial statements incorporate the financial statements of the Company and entities under its control (together the ‘Group’). Control is achieved when the Company has power to control the financial and operating policies of an entity either directly or indirectly and the ability to use that power to affect the returns it receives from its involvement with the entity.

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

The Group’s subsidiary undertakings are shown in note 16 to these financial statements.

c)	Going concern

The Group meets its day-to-day working capital requirements from the cash surpluses generated as a result of normal trading. In considering going concern, the Directors have reviewed the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance. These show that the Group should be able to operate within the limits of its available resources.

Accordingly, the Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future and at least one year from the date of approval of the financial statements. For this reason, they continue to adopt the going concern basis in preparing its consolidated financial statements.

d)	Change in accounting policy—Software as a Service (‘SaaS’) arrangements

In March 2021, the IFRS Interpretations Committee (‘IFRIC’) published an agenda decision on how an entity should account for costs of configuring or customizing application software in a Cloud Computing or Software as a Service (‘SaaS’) arrangement.

Previously, internal and external costs incurred in connection with the various phases of the Group’s ERP implementation and other projects, have been capitalized as an intangible asset in line with IAS 38 ‘Intangible Assets’.

Following an internal review of the impact of adoption of the IFRIC, for those arrangements where the Group does not have control of the developed software, to the extent that the services were performed by third parties, the Group has derecognized the intangible asset previously capitalized.

This change in accounting policy has led to adjustments amounting to a £2.7m, £2.1m, and £2.1m reduction in the intangible assets recognized in the 31 December 2020, 30 June 2020 and 30 June 2019 balance sheets, and to a net £0.6m, £0.1m and £0.8m increase in selling, general and administrative expenses in those respective periods.

The following tables summarize the impact of the adjustment to results for each comparative period presented:

Six months ended 31 December 2020:

	As previously reported £m		Adjustment £m		Revised £m
Impact on income statement
Selling, general and administrative expenses	(73.0)		(0.6)		(73.6)
Operating profit	17.9		(0.6)		17.3
Profit before tax	16.2		(0.6)		15.6
Tax	(2.9)		0.1		(2.8)
Profit for the period	13.3		(0.5)		12.8

Impact on statement of comprehensive income
Total comprehensive expense	(5.6)		(0.5)		(6.1)

Earnings per share
Basic	6.1	p	(0.3	)p	5.8	p
Diluted	6.0	p	(0.2	)p	5.8	p

Impact on balance sheet
Intangible assets	154.5		(2.7)		151.8
Total non-current assets	515.1		(2.7)		512.4
Deferred tax liability	(28.1)		0.5		(27.6)
Total non-current liabilities	(138.0)		0.5		(137.5)
Net assets	631.3		(2.2)		629.1
Retained earnings	273.9		(2.2)		271.7
Total equity	631.3		(2.2)		629.1

Impact on cash flow statement
Cash generated from operations	33.7		(0.6)		33.1
Net cash inflow from operating activities	33.9		(0.6)		33.3
Purchase of intangible assets	(13.6)		0.6		(13.0)
Net cash outflow from investing activities	(22.8)		0.6		(22.2)

Year ended 30 June 2020:

	As previously reported £m		Adjustment £m	Revised £m
Impact on income statement
Selling, general and administrative expenses	(131.4)		(0.1)	(131.5)
Operating profit	10.5		(0.1)	10.4
Profit before tax	8.4		(0.1)	8.3
Tax	4.1		0.1	4.2
Profit for the period	12.5		—	12.5

Impact on statement of comprehensive income
Total comprehensive income	25.3		—	25.3

Earnings per share
Basic	6.0	p	—	6.0	p
Diluted	6.0	p	—	6.0	p

Impact on balance sheet
Intangible assets	154.4		(2.1)	152.3
Total non-current assets	532.6		(2.1)	530.5
Deferred tax liability	(28.7)		0.4	(28.3)
Total non-current liabilities	(149.2)		0.4	(148.8)
Net assets	502.6		(1.7)	500.9
Retained earnings	255.7		(1.7)	254.0
Total equity	502.6		(1.7)	500.9

Impact on cash flow statement
Cash generated from operations	65.4		—	65.4
Net cash inflow from operating activities	63.0		—	63.0
Purchase of intangible assets	(23.0)		—	(23.0)
Net cash outflow from investing activities	(148.1)		—	(148.1)

Year ended 30 June 2019:

	As previously reported £m		Adjustment £m		Revised £m
Impact on income statement
Selling, general and administrative expenses	(112.1)		(0.8)		(112.9)
Operating profit	56.1		(0.8)		55.3
Profit before tax	56.4		(0.8)		55.6
Tax	(11.4)		0.2		(11.2)
Profit for the period	45.0		(0.6)		44.4

Earnings per share
Basic	22.0	p	(0.3	)p	21.7	p
Diluted	21.8	p	(0.3	)p	21.5	p

Impact on statement of comprehensive income
Total comprehensive income	50.5		(0.6)		49.9

Impact on balance sheet
Intangible assets	106.7		(2.1)		104.6
Total non-current assets	274.9		(2.1)		272.8
Deferred tax liability	(16.5)		0.4		(16.1)
Total non-current liabilities	(16.6)		0.4		(16.2)
Net assets	384.8		(1.7)		383.1
Retained earnings	260.1		(1.7)		258.4
Total equity	384.8		(1.7)		383.1

Impact on cash flow statement
Cash generated from operations	83.7		(0.9)		82.2
Net cash inflow from operating activities	70.2		(0.9)		69.3
Purchase of intangible assets	(22.7)		0.9		(21.8)
Net cash outflow from investing activities	(49.9)		0.9		(49.0)

Decrease in cash and cash equivalents	(4.4)		—		(4.4)

2.	New accounting standards, amendments and interpretations

Standards, amendments and interpretations effective or adopted

The following standards and amendments are effective in the group’s consolidated financial statements:

•	Amendments to IFRS 9, IAS 39 and IFRS 7 ‘Interest rate benchmark reform’;

•	Amendments to IAS 1 and IAS 8 ‘Definition of material’;

•	Amendments to IFRS 3 ‘Definition of a business’;

•	Amendments to references to the Conceptual Framework in IFRS standards; and

•	Amendments to IFRS 16 ‘Covid-19-related rent concessions’.

Amendments effective during the reporting period did not have any significant impact on adoption.

Standards, amendments and interpretations not yet effective and not early adopted

The following standards and amendments have not been adopted in the group’s consolidated financial statements as they are not yet effective:

•	Amendments to IFRS 16 ‘Covid-19-related rent concessions beyond 30 June 2021’ (effective from 1 April 2021);

•	Interest Rate Benchmark Reform—Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (mandatory for accounting periods beginning after 1 January 2021);

•	Amendments to IFRS 3 ‘References to the Conceptual Framework’ (effective from 1 January 2022, endorsed for use in the EU but not in the UK);

•	Amendments to IAS 16 ‘Property, plant and equipment—proceeds before intended use’ (effective from 1 January 2022, endorsed for use in the EU but not in the UK);

•	Amendments to IAS 37 ‘Onerous contracts—cost of fulfilling a contract’ (effective 1 January 2022, endorsed for use in the EU but not in the UK);

•	Annual Improvements 2018-2020 Cycle—amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41 (effective from 1 January 2022, endorsed for use in the EU but not in the UK);

•	Amendments to IFRS 17 ‘Insurance contracts’ (effective from 1 January 2023, not yet endorsed in the EU or UK);

•	Amendments to IAS 1 ‘Classification of liabilities as current or non-current’ (effective from 1 January 2023, not yet endorsed in the EU or UK);

•	Amendments to IAS 1 and IFRS Practice Statement 2 ‘Disclosure of accounting policies’ (effective from 1 January 2023, not yet endorsed in the EU or UK);

•	Amendments to IAS 8 ‘Definition of accounting estimates’ (effective from 1 January 2023, not yet endorsed in the EU or UK); and

•	Amendments to IAS 12 ‘Deferred tax related to assets and liabilities arising from a single transaction’ (effective from 1 January 2023, not yet endorsed in the EU or UK).

The amendments listed above are not expected to have a material impact on the financial statements of the Group in future periods.

3.	Principal accounting policies

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

Leasing

Accounting policy applied from 1 July 2019 (IFRS 16)

Leased assets are capitalized on inception of the lease as right-of-use assets. A corresponding lease liability, representing the present value of the lease payments is also recognized and split between current and non-current liabilities accordingly.

The lease liability includes; fixed payments, variable lease payments dependent on an index or rate (initially measured using the index or rate on the lease commencement date) and in substance fixed payments. The variable aspect of variable payments are recognized when the rate or index takes effect resulting in an adjustment to the liability and right-of-use asset. Currently the Group’s lease portfolio does not contain variable or in substance lease payments.

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

Right-of-use assets are measured at cost including; the discounted initial lease liability, lease payments made at or before the commencement date, any initial direct costs reduced any lease incentives received.

Right-of-use assets are depreciated over the shorter of the non-cancellable lease period and any extension options that are considered reasonably certain to be taken or the useful life of the asset. The Group’s current leases run from 1-17 years.

Modifications to lease agreements result in remeasurement of the lease liability and right-of-use asset.

Short term leases, defined as less than one year, and also of low value are recognized on a straight-line basis in the income statement.

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

The results of overseas subsidiaries are translated into Sterling using the average exchange rates during the year. Assets and liabilities are translated at the rates ruling at the balance sheet date. Goodwill arising on the acquisition of a foreign operation is treated as an asset of that foreign operation and as such is translated at the relevant foreign exchange rate at the balance sheet date. Exchange differences arising on this translation are recognized in the translation reserve.

Other exchange differences are recognized in the income statement in the period in which they arise except for where items are designated as hedging instruments or where there is a net investment hedge.

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

The benefit of UK research and development is recognized under the UK’s Research and Development Expenditure Credit (RDEC) scheme. The benefit is recorded as income included in profit before tax, netted against research and development expenses, as the RDEC is of the nature of a government grant.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group’s liability for deferred tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except where it relates to items charged or credited directly to other comprehensive income or reserves, in which case the deferred tax is also dealt with in other comprehensive income or reserves respectively.

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognized to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the amounts recognized as of that date. The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year.

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

Goodwill is not amortized, but is subject to an impairment review at least annually and is carried at cost less accumulated impairment losses. Any impairment is recognized immediately in the income statement and is not subsequently reversed.

For the purpose of impairment testing, goodwill is allocated to cash generating units (CGUs). The CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the carrying value may not be recoverable.

Intangible assets

Acquisition intangibles:

Acquisition intangibles comprise licence fees, customer relationships and distribution rights, patents, technology and know-how and trade names. These are capitalized at fair value and amortized on a straight-line basis over their estimated useful lives. The principal expected useful lives are as follows:

Licence fees	Term of licence
Customer relationships and distribution rights	4 to 10 years
Patents, technology and know-how	10 to 16 years
Trade names	8 to 11 years

Patents, technology and know-how assets are only amortized once the development is complete and being utilized for their intended purpose; until this point the assets are deemed to be in progress.

Other intangibles:

These comprise software and expenditure on capitalized internally developed technology. Internally developed technology costs are recognized as an asset if and only if they meet the recognition criteria set out in IAS 38 ‘Intangible Assets’:

•	the project must be technically feasible;

•	there must be the intention to complete the project;

•	there must be adequate resources to be able to complete the project;

•	the ability to use or sell the asset or product is secure;

•	the future economic benefits must exceed the costs; and

•	the ability to reliably measure costs.

Intangible assets under construction are not amortized.

The principal expected useful lives are as follows:

Software	3 to 10 years
Internally developed technology	3 to 16 years
Patents and licences	2 to 3 years

During the year ended 31 December 2021, the Group revised its estimate of the useful life of its software assets from 3 to 5 years to 3 to 10 years. Further details are shown in note 13.

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

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement. Residual values of assets and their useful lives are assessed on an ongoing basis and adjusted, if appropriate, at each balance sheet date. Assets under the course of construction are not depreciated.

Impairment of property, plant and equipment and intangible assets excluding goodwill

A review is undertaken upon the occurrence of events or circumstances which indicate that the carrying amount may not be recoverable. In addition, any assets not yet available for use are tested for impairment annually.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If it is not possible to determine the recoverable amount for an individual asset, the assessment is made for the asset’s cash-generating unit (CGU).

Inventories

Inventories and work in progress are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labour costs and an attributable portion of production overheads that have been incurred in bringing the inventories to their present location and condition. The valuation methodology is on a first in first out or a weighted average cost basis, depending on the nature of the inventory, and net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Provision is made for obsolete, slow-moving or defective items where appropriate.

Financial assets

Financial assets and financial liabilities are recognized on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument. The Group’s financial assets comprise cash and cash equivalents, receivables which involve a contractual right to receive cash from external parties, and investments.

Investments

Investments in shares are held at fair market value, with any revaluation gain or loss recorded through other comprehensive income.

Trade and other receivables

Trade receivables (excluding derivative financial assets) are recognized at cost less allowances for the expected credit loss to align their cost to fair value. The provision is based on the Group’s expected credit loss.

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

Derivatives are initially recognized at fair value at the date a contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in the income statement immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the income statement depends on the nature of the hedge relationship.

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

The effective portion of changes in the fair value of derivatives which are designated and qualify as cash flow hedges is deferred in other comprehensive income. Gains or losses relating to the ineffective portion are recognized immediately in the income statement.

Amounts deferred in other comprehensive income are recycled to the income statement in the periods when the hedged item is recognized in the income statement.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or it no longer qualifies for hedge accounting. Any cumulative gain or loss in other comprehensive income at that time remains in other comprehensive income and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss in other comprehensive income is recognized immediately in the income statement.

Share-based payments

Equity settled share-based payments (SBPs) are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant and is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of shares that will eventually vest.

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

For cash settled share-based payments, the Group recognizes a liability for the services acquired, measured initially at the fair value of the liability. This liability is remeasured at each balance sheet date and at the date of settlement, with any changes in fair value recognized in the income statement.

Own shares

No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Group’s own shares. Any difference between the carrying amount and the consideration is recognized in equity.

4. Critical accounting judgements and sources of estimation uncertainty

The preparation of financial statements requires management to make judgements, estimates and assumptions about the application of its accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Actual amounts and results may differ from those estimates.

Judgements and estimates are evaluated regularly and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Any revisions to accounting estimates are recognized in the period in which the estimate is revised.

a) Key accounting judgements

Capitalization of intangible assets—internal software development

The Group capitalizes internal software development costs, in particular internal staff costs, relating to the enhancement of the Group’s core IT systems architecture and developments. Judgement is required in applying the capitalization criteria of IAS 38 ‘Intangible Assets’, differentiating between enhancements and maintenance. Those costs which are not treated as capital but are directly attributable to the Group’s system and process improvement project are treated as adjusting items.

In establishing the principles on which costs are capitalized, consideration is given to the nature of work being performed, whether the costs and the activities are incremental and whether the associated deliverables meet the characteristics of an asset. Processes are in place to evaluate this, and the same processes are used to confirm whether the expensed costs are related to the system and process improvement project so that classification as an adjusting item is appropriate.

A review of historical capitalized spend on software assets was undertaken, to ascertain whether they met the criteria for capitalization following adoption of the IFRIC, published in March 2021, relating to SaaS arrangements. Identifying the software assets that were impacted and the classification of costs between customization and configuration, was judgemental and technically complex, in particular around the allocation of costs to the appropriate category. As the application of the IFRIC required an historical application, the rationale of recent projects was applied to historical projects and the same estimation and judgements applied.

The review resulted in a restatement of prior year financial statements in line with the IFRIC requirements, details of which can be found in note 1d.

Capitalization of intangible assets—internally developed technology

The Group capitalizes internal costs associated with internally developed technology as intangible assets as described further in notes 3 and 13. This requires judgement to determine that the characteristics of such assets meet the relevant criteria if IAS 38 ‘Intangible Assets’ for classification as an intangible asset.

Internal costs are capitalized as internally developed technology within intangible assets which are used to generate antibodies and kits. The point at which such internal costs are capitalized as well as their magnitude (whereby the amount capitalized comprises mainly of attributable salary costs and consumables used in the manufacture process) is a key area of judgement. A key area in respect of the stage of development of internally developed technology is subject to judgement as to when a product’s future economic value justifies capitalization. Management reviews regularly these factors in order to determine that the costs meet the criteria for capitalization as intangible assets.

During the year, an impairment was booked for assets relating to AxioMx where changes in scope of the project impacted on the usability of the historical work performed, details of which can be seen in note 7 and 13.

Assessment of cash generating units (CGUs)

For the purposes of impairment testing, the Group identifies the CGU that is appropriate for the asset to be measured against if it is not possible to estimate the recoverable amount individually. The goodwill acquired in a business combination is allocated at acquisition to the CGU which is expected to benefit from that business combination.

The Group applies judgement in determining how integrated the acquired business is within the Group. Consideration is given to the product branding and ranges, whether the manufacturing and research and development has broadened since acquisition, whether sales and marketing activity is separate from the Group and how the business is monitored.

For the BioVision acquisition in October 2021, the Group has determined that the business is not sufficiently integrated into the Group and therefore the acquired goodwill has been tested at a BioVision CGU level. Full details can be found in note 12.

b) Key sources of estimation uncertainty

Valuation of acquired intangible assets

During the current and prior periods, the Group has made a number of acquisitions (see note 29 for further details). Accounting for these in line with IFRS 3 ‘Business Combinations’ requires the use of a number of assumptions and estimates in relation to the future cash flows associated with acquisition intangibles and the use of valuation techniques in order to arrive at the fair value of the intangible assets acquired. The assumptions applied were based on the best information available to management and valuation techniques were supported by third party valuation experts.

In the current period, acquired intangibles totaling £80.6 million were recognized in relation to the acquisition of BioVision, of which the intangible recognized in relation to the acquired technology was the most significant (£77.0 million). Key assumptions in determining the valuation of this included the revenue growth rate and cash flows associated with this asset, its expected useful economic life and the expected attrition rates associated with the acquired product portfolio.

Nevertheless, the actual performance of these assets may differ from the valuations derived through this exercise.

Impairment assessment of acquired intangible assets

As described in note 13 to the consolidated financial statements, the Group holds various intangible assets. As required by IAS 36 ‘Impairment of Assets’, the Group reviews for indicators of impairment regularly by assessing the performance of the assets against qualitative and quantitative factors including the estimates used to value intangibles on acquisition or appropriate business cases.

Examples of impairment indicators are: there is a change in business strategy; asset is not meeting the acquisition forecasts; or the business is approaching the route to market differently. If any of these or other factors are present, a detailed impairment review is undertaken.

A detailed impairment assessment can be performed by either assessing the asset’s value in use or assessing the carrying value as fair value less cost to sell. Either method requires management to make a number of estimates, the most sensitive estimates being:

•	The five-year business plan – forecasted cashflows require management’s estimates of the assets’ performance in future periods and judgement as to the CGU to which the flows belong;

•	Discount rate – judgement is required in estimating the appropriate weighted average cost of capital (WACC) of a typical market participant; and

•	Market-based data – judgement is required to ensure companies and recent transactions are comparable in nature when estimating the fair value.

During the year ended 31 December 2021, the assets relating to Firefly BioWorks multiplex and assay technology were tested for impairment. Given the nascent state of the technology, management used the fair value less costs to sell method of assessing the recoverable amount of the intangible assets and management is satisfied that the fair value significantly exceeds the carrying value of the asset. Details can be found in note 13.

During the year to 30 June 2020, an assessment of the acquired intangible in respect of In Vitro monoclonal antibody production technology acquired with AxioMx, Inc. in 2015 was undertaken. This also included further smaller amounts in respect of this technology which have been capitalized since acquisition as certain commercial feasibility milestones had been achieved.

An appraisal of the ability to utilize at scale this technology has been undertaken whereby although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. As a result of this, the intangible asset in respect of this technology has been fully impaired.

Details of the impairment can be found in note 13.

Useful economic life (UEL) of software assets

The Group determines the UEL of all assets by estimating the length of time the asset is expected to be in use or generating income. The Group’s policy for software assets was determined as 3 to 5 years.

During the year ended 31 December 2021, the Group revised its estimate of the useful economic life of its ERP software from 5 years to 10 years, changing the Group’s policy from 3 to 5 years to 3 to 10 years. This was due to the complexity of the programme, the investment involved, and the nature of the technology implemented. See note 12 for further details.

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

Geographical information

Revenues are attributed to regions based primarily on customers’ location. The Group’s revenue from external customers and information about its non-current segment assets (excluding deferred tax) is set out below:

		Revenue		Non-current assets
		Year ended 31 December 2021	Six months ended 31 December 2020	As at 31 December 2021	As at 31 December 2020 (revised*)
		£m	£m	£m	£m
The Americas		130.4	58.6	464.3	200.2
EMEA	(i)	84.3	40.2	231.8	227.8
China		58.2	27.4	8.6	6.7
Japan		18.7	9.9	0.2	0.5
Rest of Asia Pacific	(i)	23.8	11.4	59.3	61.6

		315.4	147.5	764.2	496.8

		Revenue		Non-current assets
		Year ended 30 June 2020	Year ended 30 June 2019	As at 30 June 2020 (revised*)	As at 30 June 2019 (revised*)
		£m	£m	£m	£m
The Americas		112.4	117.5	224.8	169.9
EMEA	(i)	69.3	67.1	222.3	89.5
China		39.5	39.9	7.4	3.8
Japan		18.8	16.9	0.6	0.1
Rest of Asia Pacific	(i)	20.0	18.5	61.7	0.1

		260.0	259.9	516.8	263.4

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
(i)

Revenues for the sub-region of Central Asia have been reclassified from EMEA to Asia Pacific for the year ended 31 December 2021 and the six months ended 31 December 2020. This is to better align our data reporting to sales performance and geographical location. The value attributable to Central Asia is £1.6m (six months ended 31 December 2020: £0.6m; year ended 30 June 2020: £1.5m; year ended 30 June 2019: £1.4m). The comparatives presented for 30 June 2020 and 30 June 2019 have not been updated for this change.

Revenue by type is shown below:

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Catalogue revenue	296.4	139.0	243.1	242.8
Custom products and services	5.7	2.7	6.3	5.4
IVD	6.3	2.6	4.7	6.9
Royalties and licenses	7.0	3.2	5.9	4.8

Custom products and licensing	19.0	8.5	16.9	17.1

Total reported revenue	315.4	147.5	260.0	259.9

Because all custom products and services projects within a contract had an original expected duration of one year or less, the Group has taken advantage of the exemption not to disclose outstanding amounts in respect of uncompleted contracts.

The information reported to the Group’s Chief Executive Officer, who as described above is considered the chief operating decision maker, also includes adjusted operating profit which comprises operating profit before exceptional items, share-based payments and amortization of acquisition intangibles.

The following table presents the reconciliation of this measure to profit for the year / period:

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Profit for the year / period		4.4	12.8	12.5	44.4
Tax		0.3	2.8	(4.2)	11.2
Finance income		(0.3)	(0.2)	(0.7)	(0.6)
Finance costs		2.7	1.9	2.8	0.3

Operating profit		7.1	17.3	10.4	55.3
Exceptional items, share-based payments and amortization of acquisition intangibles	7	53.3	17.8	43.6	34.9

Adjusted operating profit for the year / period		60.4	35.1	54.0	90.2

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

6. Operating profit

Operating profit for the year / period is stated after charging / (crediting):

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Staff costs	126.2	59.0	90.4	72.8
Cost of inventories recognized as an expense	63.5	30.7	56.2	59.3
Write down of inventories recognized as an expense	3.8	1.6	2.8	1.4
R&D expenditure (excluding UK R&D tax credits)	7.9	5.3	24.9	16.9
UK R&D tax credits	(2.5)	(0.7)	(1.5)	(1.9)
Depreciation of property, plant and equipment	11.0	4.3	7.3	4.8
Amortization of intangible assets	20.9	7.9	15.7	10.5
Depreciation of right-of-use assets	9.1	3.8	6.7	—
Movements arising on financial instruments at fair value through profit or loss	—	(0.4)	—	0.4
Other net foreign exchange differences (including cash flow hedge movements reclassified from other comprehensive income)	(0.8)	1.6	(0.6)	(0.1)

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

Auditor’s remuneration comprised the following:

	Year ended 31 December 2021 £000	Six months ended 31 December 2020 £000	Year ended 30 June 2020 £000	Year ended 30 June 2019 £000
Audit services
—Group and parent company	646	426	279	178
—Subsidiary companies pursuant to legislation	12	—	8	8
—Assurance services in respect of controls work for US compliance	—	—	200	—

Total audit fees	658	426	487	186
Audit related assurance services
—Interim review	87	63	22	22
—Attestation under s404 of Sarbanes-Oxley Act 2002 and audit of 20-F filing	535	—	—	—
—Services in respect of the Group’s US listing	653	—	76	—
—Other	35	—	—	—
Total assurance-related fees	657	716	98	22
Other services	6	—	1	1

Total auditor remuneration	1,321	1,142	586	209

Fees in respect of controls work for US compliance relate to additional controls work required to comply with the US Public Company Accounting Oversight Board (PCAOB).

Audit related assurance services in respect of the Group’s secondary listing in the US, which was completed in October 2020, relate to work on documents required for the US Securities and Exchange Commission (SEC). This includes the Attestation of the Group’s internal control framework under s404 of the Sarbanes-Oxley Act 2002 and other related services.

7. Exceptional items, share-based payments and amortization of acquisition intangibles

		Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Included within cost of sales		(3.1)	—	—	—

Affecting gross profit		(3.1)	—	—	—
Included within selling, general and administrative expenses		(39.1)	(12.7)	(20.0)	(29.6)
Included within research and development costs		(11.1)	(5.1)	(23.6)	(5.3)

Affecting operating profit and profit before tax		(53.3)	(17.8)	(43.6)	(34.9)
Analyzed as:
Amortization of fair value adjustments	(i)	(3.1)	—	—	—
Impairment of intangible assets	(ii)	(1.1)	—	(14.9)	(12.8)
System and process improvement costs	(iii)	(7.0)	(2.5)	(4.6)	(5.4)
Acquisition costs	(iv)	(8.3)	—	(4.1)	—
Integration and reorganization costs	(v)	(4.7)	(1.9)	(2.1)	(3.7)
Amortization of acquisition intangibles	(vi)	(9.1)	(4.4)	(8.6)	(6.5)
Share-based payments	(vii)	(20.0)	(9.0)	(9.3)	(6.5)

Affecting operating profit and profit before tax		(53.3)	(17.8)	(43.6)	(34.9)
Tax effect of adjusting items		10.5	3.3	9.0	6.7
Credit arising from patent box claims	(viii)	—	—	4.6	—
Net tax effect of new US tax legislation		—	—	—	(0.2)

Affecting tax		10.5	3.3	13.6	6.5

Total		(42.8)	(14.5)	(30.0)	(28.4)

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

(i) Comprises amortization of fair value adjustments relating to the acquisition of BioVision as detailed in note 29. Following the acquisition, the Group recognized a fair value uplift of £6.0m to inventory carried on the Group’s balance sheet. This adjustment is being amortized over 4 months from November 2021. Such costs are included within cost of sales.

(ii) Year ended 31 December 2021: Comprises an impairment of internally developed technology assets relating to AxioMx, following an assessment of the work performed and costs capitalized to date. Following the review, it was concluded that as a result of changes in the scope and nature of the project to which the costs related, and the corresponding usability of historical work performed, £1.1m of internally developed technology assets were impaired. The impairment charge is included within research and development expenses. Year ended 30 June 2020: Comprises the full impairment of the acquisition intangible in respect of AxioMx in Vitro monoclonal antibody production technology and subsequent post acquisition expenditure capitalized. This has arisen following an appraisal of the ability to utilize at scale this technology whereby although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. The impairment charge is included within research and development expenses. Year ended 30 June 2019: The strategic ERP project is a complex, multi-year global business transformation with numerous phases extending across multiple Group functions. Following achievement of an implementation milestone in April 2019, a review was undertaken of historical expenditure incurred to that point on outstanding modules to assess whether each element remained appropriate to the business’s needs. Following the review, it was concluded that as a result of changes in the scope and nature of the programme and the corresponding usability of historical work performed, software assets of £12.8m were impaired. The charge was included within selling, general and administrative expenses.

(iii) Comprises costs of the strategic ERP implementation which do not qualify for capitalization and, for the year ended 31 December 2021, impairment charges of £2.1m, as a result of a software asset developed as part of the ERP project that was no longer required. Such costs are included within selling, general and administrative expenses. Also included in the year ended 31 December 2021 is £0.6m (six months ended 31 December 2020: £0.7m; year ended 30 June 2020: £0.3m; year ended 30 June 2019: £0.9m) relating to costs associated with the implementation of the SaaS IFRIC as described in note 1(d).

(iv) Year ended 31 December 2021: Comprises legal and other professional fees associated with the acquisition of BioVision, Inc. and other aborted acquisitions. Year ended 30 June 2020: Comprises legal and other professional fees associated with the acquisition of Expedeon as well as agreed settlements of Expedeon employee incentive schemes. Such costs are included within selling, general and administrative expenses.

(v) Year ended 31 December 2021: Integration and reorganization costs relate to the integration of the acquired BioVision business as described in note 29 (comprising mainly legal and professional fees) of £1.0m and costs in the US and Asia Pacific, relating to the ongoing reorganization of the Group’s property portfolio of £3.0m. Six months ended 31 December 2020 and year ended 30 June 2020: Integration and reorganization costs relate partly to the integration of the acquired Expedeon business as described in note 29 (comprising mainly retention and severance costs as well as employee backfill costs for those involved in the integration and consultancy costs) and reorganization costs in respect of alignment of the Group’s operational structure and geographical footprint to its strategic goals. Year ended 30 June 2019: Related to costs associated with major office fit outs, including the new Group headquarters, including dual running costs and depreciation prior to the building being occupied. Such costs are included within selling, general and administrative expenses.

(vi) Amortization of £6.8m (six months ended 31 December 2020: £3.2m; year ended 30 June 2020: £6.0m; year ended 30 June 2019: £4.3m) is included within research and development expenses, with the remaining £2.3m (six months ended 31 December 2020: £1.2m; year ended 30 June 2020: £2.6m; year ended 30 June 2019: £2.2m) included within selling, general and administrative expenses.

(vii) Comprises share-based payment charges of £17.9m and employer tax contributions of £2.1m thereon for all schemes, which have been included as exceptional items for the year ended 31 December 2021. The six months ended 31 December 2020 and the years ended 30 June 2010 and 2019 have been represented for this change. Charges of £3.1m (six months ended 31 December 2020: £2.0m, year ended 30 June 2020: £2.7m and year ended 30 June 2019; £1.0m) are included in research and development expenses, with the remaining £16.9m (six months ended 31 December 2020: £7.0m, year ended 30 June 2020: £6.6m and year ended 30 June 2019; £5.5m) included within selling, general and administrative expenses.

(viii) Comprises a credit for historical periods in respect of the initial recognition of benefit from the lower rate of tax applied to profits on patented income under HMRC’s ‘patent box’ regime following successful registration of patents during the prior period.

8. Employees

The average monthly number of employees (including Executive Directors) was:

	Year ended 31 December 2021 Number	Six months ended 31 December 2020 Number	Year ended 30 June 2020 Number	Year ended 30 June 2019 Number
Management, administrative, marketing and distribution	1,191	930	879	784
Laboratory	428	594	575	371

	1,619	1,524	1,454	1,155

During the year ended 31 December 2021, the Group changed the allocation of certain departmental headcount to particular cost centres, which had the effect of reducing the average number of laboratory staff and increasing the average number of management, administrative, marketing and distribution staff. This was in order to more accurately reflect the nature of operations being undertaken by those particular departments. Contractors are not included in the analysis of employee numbers.

Their aggregate remuneration comprised:

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Wages and salaries	89.4	42.6	69.5	56.0
Social security costs	12.4	6.3	7.1	6.8
Other pension costs	6.5	2.8	4.5	3.5
Share-based payments charge	17.9	7.3	9.3	6.5

Total staff costs	126.2	59.0	90.4	72.8

9. Finance income and costs

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Interest receivable	0.3	0.2	0.7	0.6

Finance income	0.3	0.2	0.7	0.6
Interest expense on lease liabilities*	(1.7)	(1.0)	(1.5)	—
Borrowing costs	(1.0)	(0.9)	(1.3)	(0.3)

Finance costs	(2.7)	(1.9)	(2.8)	(0.3)

Net finance (costs) / income	(2.4)	(1.7)	(2.1)	0.3

*	On 1 July 2019, the Group adopted IFRS 16 ‘Leases’ using the modified retrospective transition method and as a result, comparative figures for the year ended 30 June 2019 have not been restated.

10. Tax

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Current tax
Current income tax charge		11.0	4.1	4.8	9.7
Adjustment in respect of prior years		(2.4)	—	(0.9)	0.2

		8.6	4.1	3.9	9.9
Deferred tax
Origination and reversal of temporary differences		(11.6)	(1.3)	(9.2)	0.4
Adjustment in respect of prior years		1.9	—	0.9	1.1
Effect of tax rate change		1.4	—	0.2	(0.2)

	17	(8.3)	(1.3)	(8.1)	1.3

Total income tax charge / (credit)		0.3	2.8	(4.2)	11.2

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

The Group reported a net tax charge of £0.3m (six months ended 31 December 2020: £2.8m; year ended 30 June 2020: credit of £4.2m; year ended 30 June 2019: £11.2m). The net tax charge is reduced due to the credit from the ‘patent box’ benefit in the UK, where a lower rate of tax is applied to profits on patented income.

The UK Corporation Tax rate for the year was 19.0% (six months ended 31 December 2020: 19.0%; year ended 30 June 2020: 19.0%; year ended 30 June 2019: 19.0%). Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The Finance Act 2021 increased the UK Corporation Tax rate to 25% with effect from 1 April 2023. This 25% rate has been applied in the deferred tax valuations based on the expected timing of when such assets and liabilities will be recovered.

The charge for the year / period can be reconciled to the profit per the income statement as follows:

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Profit before tax	4.7	15.6	8.3	55.6

Tax at the UK corporation tax rate of 19.0% (December 2020: 19.0%; June 2020: 19.0%; June 2019: 19.0%)	0.9	3.0	1.6	10.6
Adjustment in respect of overseas tax rates	2.0	0.2	(1.3)	1.4
Adjustments in respect of prior years	(0.5)	—	—	1.3
Effect of ‘patent box’ benefit	(4.2)	0.9	(6.0)	—
Tax effect of non-deductible expenses and non-taxable income	0.9	(1.5)	1.3	(1.0)
Relief in relation to overseas entities	—	—	—	(0.3)
Overseas R&D tax credit uplift	(0.7)	0.3	(0.5)	(0.6)
Overseas withholding tax	0.5	(0.1)	0.5	—
Effect of tax rate change on deferred tax balances	1.4	—	0.2	(0.2)

Tax charge / (credit) for the year / period	0.3	2.8	(4.2)	11.2

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

11. Earnings per share

The calculations of earnings per ordinary share (EPS) are based on profit after tax and the weighted number of shares in issue during the year / period.

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised* £m
Earnings
Profit for the year / period	4.4	12.8	12.5	44.4

	Million	Million	Million	Million
Number of shares
Weighted average number of ordinary shares in issue	227.1	220.0	208.0	205.4
Less ordinary shares held by Equiniti Share Plan Trustees Limited	(0.4)	(0.4)	(0.4)	(0.5)

Weighted average number of ordinary shares for the purposes of basic EPS	226.7	219.6	207.6	204.9
Effect of potentially dilutive ordinary shares—share options and awards	2.2	2.4	2.0	1.8

Weighted average number of ordinary shares for the purposes of diluted EPS	228.9	222.0	209.6	206.7

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

Basic EPS is calculated by dividing the profit after tax by the weighted average number of shares outstanding during the year / period. Diluted EPS is calculated on the same basis as basic EPS but with a further adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the year / period and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the year / period.

	Year ended 31 December 2021	Six months ended 31 December 2020 (revised*)	Year ended 30 June 2020 (revised*)	Year ended 30 June 2019 (revised*)
Basic EPS	1.9p	5.8p	6.0p	21.7p
Diluted EPS	1.9p	5.8p	6.0p	21.5p

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

12. Goodwill

	Note	31 December 2021 £m	31 December 2020 £m	30 June 2020 £m	30 June 2019 £m
Cost and carrying amount
At beginning of the year / period		184.3	195.0	120.9	114.2
Additions	29	177.0	0.6	68.3	2.8
Exchange differences		3.5	(11.3)	5.8	3.9

At end of the year / period		364.8	184.3	195.0	120.9

Allocated to BioVision CGU		181.0	—	—	—
Allocated to Group CGU		183.8	184.3	195.0	120.9

At end of the year / period		364.8	184.3	195.0	120.9

Goodwill is converted at the exchange rate on the date of acquisition and retranslated at the balance sheet date.

Goodwill acquired in a business combination is allocated at acquisition to the Cash Generating Unit (CGU) which is expected to benefit from that business combination. Following the acquisition of BioVision (as described in note 29), the acquired business had not been fully integrated into the Group’s operations as at 31 December 2021. As such, BioVision is considered a separate CGU, and goodwill arising from the acquisition has been allocated to this CGU. The Directors consider the remainder of the Group to be one CGU, as previous acquisitions have been fully integrated into the Group’s operations and product portfolio.

Goodwill is subject to an annual impairment review or more frequently if there are any indications that goodwill might be impaired. The reviews are carried out using the following criteria:

•	The recoverable amount of the CGU is determined from value in use (VIU) calculations;

•	The VIU is calculated by applying discounted cash flow modelling to management’s own projections covering a five year period; and

•	Cash flows beyond the five year period are extrapolated using a long-term growth rate equivalent to the expected inflationary increases of the economies in which the Group predominantly trades.

The key assumptions considered most sensitive for the VIU calculations are:

•	The Directors’ five year projections; and

•	The pre-tax adjusted discount rate.

The Directors have projected cash flows based on strategic financial forecasts over a period of five years and take account of relative performance of competitors, knowledge of the current market, together with the Directors’ views on the future achievable growth in market share and the impact of growth initiatives.

Growth rates of 2.5% and 2.2% have been used in the extrapolation of cash flows beyond the five year period for the BioVision and Group CGU respectively, and have been based on third party long-term growth rate forecasts which are based on GDP growth rates.

Pre-tax discount rates of 12.0% and 7.2% have been applied to the BioVision and Group CGUs respectively, estimated using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU.

Based on the results of this analysis, management is satisfied that the recoverable amount of goodwill exceeds its carrying amount for both CGUs.

Management has performed a sensitivity analysis on each of the key base case assumptions mentioned above. Due to the significant headroom which exists between the recoverable amount and the carrying value, the Directors have concluded that there are no reasonable possible changes in any of these key assumptions which would cause the goodwill to exceed its VIU.

13. Intangible assets

	Acquisition intangibles
	Customer relationships and distribution rights £m	Patents, technology and know- how £m	Licence fees £m	Trade names £m	Sub-total £m	Software (revised*) £m	Internally developed technology £m	Patents and licenses £m	Total £m
Cost
At 1 July 2018 (as previously reported)	7.3	65.6	15.5	2.5	90.9	45.3	19.7	—	155.9
Revision	—	—	—	—	—	(1.3)	—	—	(1.3)
At 1 July 2018 (revised*)	7.3	65.6	15.5	2.5	90.9	44.0	19.7	—	154.6
Additions	—	0.6	—	—	0.6	12.5	8.0	—	21.1
Disposals	(0.6)	—	—	—	(0.6)	(6.9)	—	—	(7.5)
Exchange differences	0.2	2.3	0.2	0.1	2.8	—	0.2	—	3.0

At 30 June 2019 (revised*)	6.9	68.5	15.7	2.6	93.7	49.6	27.9	—	171.2

	Acquisition intangibles
	Customer relationships and distribution rights £m	Patents, technology and know- how £m	Licence fees £m	Trade names £m	Sub-total £m	Software (revised*) £m	Internally developed technology £m	Patents and licenses £m	Total £m
Additions	—	—	—	—	—	14.8	9.0	—	23.8
Acquisition	1.8	45.8	0.4	1.1	49.1	0.1	—	—	49.2
Exchange differences	0.2	3.5	0.2	0.1	4.0	—	0.2	—	4.2

At 30 June 2020 (revised*)	8.9	117.8	16.3	3.8	146.8	64.5	37.1	—	248.4
Additions	—	—	—	—	—	7.1	4.5	0.7	12.3
Exchange differences	(0.5)	(6.6)	(0.6)	(0.3)	(8.0)	(0.2)	(0.5)	—	(8.7)

At 31 December 2020 (revised*)	8.4	111.2	15.7	3.5	138.8	71.4	41.1	0.7	252.0

Additions	—	—	—	—	—	17.4	7.5	0.9	25.8
Acquisition	3.7	77.5	—	—	81.2	—	—	—	81.2
Exchange differences	0.1	0.5	0.1	0.1	0.8	—	0.1	—	0.9

At 31 December 2021	12.2	189.2	15.8	3.6	220.8	88.8	48.7	1.6	359.9

Accumulated amortization
At 1 July 2018 (as previously reported and revised*)	4.8	17.9	4.7	1.9	29.3	13.0	7.3	—	49.6
Charge for the year	0.8	4.2	1.2	0.3	6.5	1.8	2.2	—	10.5
Impairment	—	—	—	—	—	12.8	—	—	12.8
Disposals	(0.6)	—	—	—	(0.6)	(6.9)	—	—	(7.5)
Exchange differences	0.1	0.8	0.1	0.1	1.1	—	0.1	—	1.2

At 30 June 2019 (revised*)	5.1	22.9	6.0	2.3	36.3	20.7	9.6	—	66.6
Charge for the year	0.8	6.3	1.2	0.3	8.6	4.0	3.1	—	15.7
Impairment	—	14.7	—	—	14.7	—	0.2	—	14.9
Exchange differences	0.1	0.8	0.1	0.1	1.1	—	—	—	1.1

At 30 June 2020 (revised*)	6.0	44.7	7.3	2.7	60.7	24.7	12.9	—	98.3
Charge for the period	0.4	3.1	0.9	—	4.4	2.0	1.5	—	7.9
Exchange differences	(0.3)	(4.1)	(0.5)	(0.3)	(5.2)	(0.2)	(0.6)	—	(6.0)

At 31 December 2020 (revised*)	6.1	43.7	7.7	2.4	59.9	26.5	13.8	—	100.2

Charge for the year	1.0	6.9	1.1	0.1	9.1	8.9	2.4	0.5	20.9
Impairment	—	—	—	—	—	2.1	1.7	—	3.8
Exchange differences	(0.1)	0.3	0.1	0.1	0.4	0.1	0.3	—	0.8

At 31 December 2021	7.0	50.9	8.9	2.6	69.4	37.6	18.2	0.5	125.7

Carrying amount
At 30 June 2019	1.8	45.6	9.7	0.3	57.4	28.9	18.3	—	104.6
At 30 June 2020	2.9	73.1	9.0	1.1	86.1	39.8	24.2	—	150.1
At 31 December 2020	2.3	67.5	8.0	1.1	78.9	44.9	27.3	0.7	151.8
At 31 December 2021	5.2	138.3	6.9	1.0	151.4	51.2	30.5	1.1	234.2

Included in carrying amount—Assets under construction
At 30 June 2019	—	—	—	—	—	14.7	3.9	—	18.6
At 30 June 2020	—	—	—	—	—	28.7	7.2	—	35.9
At 31 December 2020	—	—	—	—	—	36.5	9.2	—	45.7
At 31 December 2021	—	—	—	—	—	18.6	4.3	1.1	24.0

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

Amortization of £8.5m (six months ended 31 December 2020: £4.6m; year ended 30 June 2020: £8.2m; year ended 30 June 2019: £6.2m) is included within Research and development expenses and £12.4m (six months ended 31 December 2020: £3.3m; year ended 30 June 2020: £7.5m; year ended 30 June 2019: £4.3m) is included within selling, general and administrative expenses.

During the year ended 31 December 2021, the Group revised its estimate of the useful economic life of its software intangible assets from 3 to 5 years to 3 to 10 years. This was based on an assessment of the enhanced functionality available to the Group from its ERP software following implementation of certain key modules in the year. This change in estimate has been accounted for prospectively in line with IAS 8, ‘Accounting Policies, changes in accounting estimates and errors’ and has led to a reduction in the monthly impairment charge of £0.5m and is expected to lead to an average annual reduction of £3.9m in the amortization charge for the years 2022 to 2026.

During the year ended 31 December 2021, an impairment was made of internally developed technology assets relating to the AxioMx business unit, following an assessment of the work performed and costs capitalized to date. Following the review, it was concluded that as a result of changes in the scope and nature of the project to which the costs related, and the corresponding usability of historical work performed, £1.1m of internally developed technology assets were impaired. The impairment charge is included within research and development expenses and is included in exceptional items.

A further £0.6m impairment charge on internally developed technology was recorded in the year, relating to certain technology assets. The impairment charge is included within selling, general and administrative expenses.

A £2.1m impairment charge was also recognized in respect of capitalized software development that will no longer be used in the Group’s ERP implementation project. The impairment charge is included within selling, general and administrative expenses and is included in exceptional items.

During the year ended 31 December 2021, the assets relating to Firefly BioWorks multiplex and assay technology were tested for impairment. Given the nascent state of the technology, management used the fair value less costs to sell method of assessing the recoverable amount of the intangible assets. The fair value was estimated by utilizing market-based data from comparable companies and recent transactions in the industry. The result was a fair value that significantly exceeded the carrying value of the asset and the Directors have concluded that there are no reasonable possible scenarios that would cause an impairment to be required.

During the six months ended 31 December 2020, a review was undertaken of the performance of historical acquisitions. In respect of Applied Stem Cell, it was determined that the additional knowledge gained of the marketplace in which Applied Stem Cell operates caused the initial valuation of the acquisition intangibles to be revisited as permitted by IFRS 3 ‘Business Combinations’ within the first 12 months of ownership. This has resulted in a £2.2m reduction in the initial valuation of acquisition intangibles from that originally presented in the consolidated financial statements for the fiscal year ended 30 June 2020 with a corresponding increase in goodwill. In accordance with the requirements of IFRS 3 ‘Business Combinations’, this adjustment has been recorded within the fiscal year ended 30 June 2020.

During the year ended 30 June 2020, a full impairment was made of the acquisition intangible in respect of AxioMx in Vitro monoclonal antibody production technology and subsequent post acquisition expenditure. This has arisen following an appraisal of the ability to utilize at scale this technology whereby although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilization of this technology. This expense was included within Research and development expenses.

During the year ended 30 June 2019, following achievement of a milestone in April 2019, the ERP implementation project, a review was undertaken of historical expenditure incurred to that date on outstanding modules included within software. It was concluded that as a result of changes in the scope and nature of the programme, assets of £12.8m were impaired. This expense was included within selling, general and administrative expenses. Further information is shown in note 7.

Capital commitments at 31 December 2021 amounted to £5.4m (31 December 2020: £2.0m; 30 June 2020: £4.1m; 30 June 2019: £nil).

Individually material intangible assets

The Group’s ERP system is considered to be an individually material intangible asset. As at 31 December 2021, £31.9m is included within software which is being amortized over a ten year period with a remaining amortization period of 7.4 years with the remainder shown as software assets under construction.

Patents, technology and know-how and Licence fees includes amounts which are considered individually material to the financial statements and are set out as follows:

	Carrying amount £m	Remaining amortization Years
Expedeon CaptSure technology	22.4	14
Expedeon antibody labelling and conjugation technology	15.8	14
Epitomics RabMAb® technology	8.9	5
Firefly BioWorks Multiplex and assay technology	11.3	8
Roche licence agreement	6.4	7
BioVision Metabolism Assays & Proteins	77.5	10

14. Property, plant and equipment

	Laboratory equipment £m	Office fixtures, fittings and other equipment £m	Cell line assets £m	Leasehold improvements £m	Total £m
Cost
At 1 July 2018	16.0	13.5	—	15.2	44.7
Additions	7.2	4.7	—	4.9	16.8
Disposals	(0.4)	(3.3)	—	—	(3.7)
Exchange differences	0.2	0.2	—	—	0.4

As 30 June 2019	23.0	15.1	—	20.1	58.2
Additions	7.0	1.3	4.2	—	12.5
Acquisitions	0.3	0.1	—	0.2	0.6
Reclassification	(1.4)	—	1.4	—	—
Disposals	—	(1.4)	—	—	(1.4)
Exchange differences	0.4	0.4	—	—	0.8

At 30 June 2020	29.3	15.5	5.6	20.3	70.7
Additions	2.0	0.5	0.6	7.9	11.0
Disposals	—	—	—	(0.2)	(0.2)
Exchange differences	(1.5)	(1.0)	—	(0.3)	(2.8)

At 31 December 2020	29.8	15.0	6.2	27.7	78.7
Additions	5.9	5.3	2.3	21.0	34.5
Acquisitions	0.8	—	—	—	0.8
Disposals	(1.1)	(2.0)	—	—	(3.1)
Exchange differences	0.7	0.2	—	0.5	1.4

At 31 December 2021	36.1	18.5	8.5	49.2	112.3

Accumulated depreciation
At 1 July 2018	10.4	9.2	—	—	19.6
Charge for the year	2.4	2.0	—	0.4	4.8
Disposals	(0.4)	(3.3)	—	—	(3.7)
Exchange differences	0.2	0.2	—	—	0.4

At 30 June 2019	12.6	8.1	—	0.4	21.1
Charge for the year	3.4	2.6	0.3	1.0	7.3
Disposals	—	(1.4)	—	—	(1.4)
Exchange differences	0.1	0.2	—	0.1	0.4

At 30 June 2020	16.1	9.5	0.3	1.5	27.4
Charge for the period	2.0	1.3	0.3	0.7	4.3
Exchange differences	(0.8)	(0.7)	—	—	(1.5)

At 31 December 2020	17.3	10.1	0.6	2.2	30.2
Charge for the year	4.3	2.8	0.6	3.3	11.0
Disposals in the year	(1.1)	(1.5)	—	—	(2.6)
Exchange differences	0.3	0.1	—	(0.2)	0.2

At 31 December 2021	20.8	11.5	1.2	5.3	38.8

Net book value
At 30 June 2019	10.4	7.0	—	19.7	37.1
At 30 June 2020	13.2	6.0	5.3	18.8	43.3
At 31 December 2020	12.5	4.9	5.6	25.5	48.5
At 31 December 2021	15.3	7.0	7.3	43.9	73.5

Included in net book value—Assets under construction
At 30 June 2019	—	—	—	—	—
At 30 June 2020	—	—	1.2	—	1.2
At 31 December 2020	—	—	—	2.9	2.9
At 31 December 2021	—	—	2.3	0.9	3.2

Capital commitments at 31 December 2021 amounted to £4.0m (31 December 2020: £6.9m; 30 June 2020: £1.8m; 30 June 2019: £nil).

15. Leases

Right-of-use assets

	Land and Buildings £m	Other £m	Total £m
Cost
At 1 July 2019	—	—	—
IFRS 16 transition adjustment	70.6	0.2	70.8
Additions	58.7	—	58.7
Disposals and other adjustments	(2.3)	—	(2.3)
Exchange differences	0.9	—	0.9

At 30 June 2020	127.9	0.2	128.1
Additions	0.5	—	0.5
Leasehold incentives received	(2.8)	—	(2.8)
Disposals and other adjustments	(0.2)	—	(0.2)
Exchange differences	(6.7)	—	(6.7)

At 31 December 2020	118.7	0.2	118.9
Additions	4.0	0.1	4.1
Leasehold incentives received	(12.1)	—	(12.1)
Disposals and other adjustments	(4.0)	—	(4.0)
Exchange differences	0.5	—	0.5

At 31 December 2021	107.1	0.3	107.4

Accumulated depreciation
At 1 July 2019	—	—	—
Charge for the year	6.6	0.1	6.7

At 30 June 2020	6.6	0.1	6.7
Charge for the period	3.8	—	3.8
Exchange differences	(0.4)	—	(0.4)

At 31 December 2020	10.0	0.1	10.1
Charge for the year	9.0	0.1	9.1
Exchange differences	—	—	—

At 31 December 2021	19.0	0.2	19.2

Carrying amount
At 30 June 2020	121.3	0.1	121.4
At 31 December 2020	108.7	0.1	108.8
At 31 December 2021	88.1	0.1	88.2

Lease liabilities

Maturity analysis of lease liabilities:

	31 December 2021 £m	31 December 2020 £m	30 June 2020 £m
Amounts falling due within
One year	9.2	7.1	7.3
Between one and five years	33.9	33.0	26.9
Later than five years	67.4	77.0	93.6

The interest expense incurred on lease liabilities included within finance costs was £1.7m (six months ended 31 December 2020: £1.0m; year ended 30 June 2020: £1.5m) and income recognized from subleases was £0.4m (six months ended 31 December 2020: £0.4m; year ended 30 June 2020: £0.8m). The lease expense relating to short term leases and low value assets (that are not shown in the tables above) was £0.2m (six months ended 31 December 2020: £0.2m; year ended 30 June 2020: £0.3m). Cash outflows in respect of right-of-use assets were £10.3m (six months ended 31 December 2020: £4.3m; year ended 30 June 2020: £7.7m).

16. Investments

£m
At 1 July 2018	0.9
Exchange differences	(0.1)

At 30 June 2019	0.8
Additions	2.2
Revaluation to fair value	4.0

At 30 June 2020	7.0
Revaluation to fair value	(3.1)
Exchange differences	(0.5)

At 31 December 2020	3.4
Additions	0.1
Revaluation to fair value	(0.1)
Exchange differences	0.1

At 31 December 2021	3.5

Adjustments to fair value in the fiscal year ended 31 December 2021 relate to changes in the fair value of the Group’s investment in Plexbio, Inc. Additions relate primarily to increased investment in Somaserve Limited.

Subsidiary undertakings

Name	Registered office	Country of incorporation or registration	Principal activity
Abcam Australia Pty Limited	Level 16, 414 La Trobe Street, Melbourne, VIC 3000	Australia	Sales and distribution

Abcam KK	Sumitomo Fudousan, Ningyocho Bldg 2F, 2-2-1 Nihonbashi Horidomecho Chuo-ku Tokyo 103-0012	Japan	Sales and distribution

Abcam (Hong Kong) Limited	1301 Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central Hong Kong SARs	Hong Kong	Sales and distribution

Abcam Taiwan Company Limited	15F, No.2-1, Sec. 3, Minquan E. Road., Zhongshan District, Taipei City, Taiwan	Taiwan	Sales and distribution

Abcam (Netherlands) B.V.	Kingsfordweg 151, 1043GR Amsterdam	Netherlands	Sales and distribution

Abcam US Group Holdings, Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	Holding company

Abcam Singapore Pte. Limited	711 North Buona Vista Drive, #16-08 The Metropolis Tower Two, Singapore 138589	Singapore	Sales and distribution

AbShare Share Plan Limited	Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX	England	Employee services

Ascent Scientific Limited*	C/O BDO LLP, 55 Baker Street, London, W1U 7EU	England	Dormant

Abcam (Hangzhou) Biotechnology Co., Limited	1418 Moganshan Road, Hangzhou Zhejiang, 310011	China	R&D and manufacturing

Abcam Trading (Shanghai) Co., Limited	Room 5401, Floor 4, Building 5, No. 338 Galileo Road, Pudong New Area, Shanghai	China	Sales and distribution

Abcam Inc.	152 Grove Street, Suite 1100, Waltham, MA 02453	USA	Sales and distribution

Abcam LLC	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	Holding company

Abcam (US) Limited	Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX	England	Holding company

AxioMx Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	R&D and manufacturing
BioVision Inc.	155 S Milpitas Boulevard, Milpitas, CA 95035, USA	USA	R&D and manufacturing

Calico Biolabs Inc.	160 Greentree Drive, Suite 101, Dover, Delaware 19904, Kent County, USA	USA	Dormant

Name	Registered office	Country of incorporation or registration	Principal activity

Epitomics Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	R&D and manufacturing

Epitomics Holdings, Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	Holding company

Expedeon Holdings Limited	Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX	England	Holding company

Expedeon Limited	Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX	England	R&D and manufacturing

Expedeon Asia Pte Limited	1531A Upper Cross Street, #04-98 Hong Lim Complex, Singapore 051531	Singapore	R&D and manufacturing

Firefly BioWorks Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	R&D and manufacturing

Innova BioSciences Limited	Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX	England	Dormant

Marker Gene Technologies, Inc.	1850 Millrace Drive, Eugene, OR 97403	USA	R&D and manufacturing

MitoSciences Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	R&D and manufacturing

NKY Biotech, US Inc	Corporations USA, LLC, 4034 Willow Grove, Camden, DE 19934	USA	Holding company

TGR BioSciences Pty Limited	31 Dalgleish Street, Thebarton, SA 5031, Australia	Australia	R&D and manufacturing
*	In liquidation

The Group’s holdings in subsidiaries are all through ordinary shares and are all 100% owned.

17. Deferred tax assets and liabilities

	Accelerated capital allowances £m	Cash flow hedges £m	Share -based payments £m	Acquired intangible assets £m	Losses £m	Other temporary differences £m	Total £m
At 1 July 2018 (as previously reported)	(0.8)	—	3.6	(13.2)	1.4	3.4	(5.6)
Revision	0.2	—	—	—	—	—	0.2

At 1 July 2018 (revised*)	(0.6)	—	3.6	(13.2)	1.4	3.4	(5.4)
(Charge)/credit to income	(3.1)	—	0.3	1.4	(0.3)	0.4	(1.3)
Credit to equity	—	0.3	0.1	—	—	—	0.4
Exchange differences	—	—	—	(0.6)	0.2	—	(0.4)

At 30 June 2019 (revised*)	(3.7)	0.3	4.0	(12.4)	1.3	3.8	(6.7)
(Charge)/credit to income	(4.6)	—	2.0	5.6	4.0	1.0	8.0
Charge to equity	—	(0.1)	(1.8)	—	—	(1.4)	(3.3)
Reclassification	(0.5)	—	—	—	—	0.5	—
Arising on acquisition	—	—	—	(12.0)	—	—	(12.0)
Exchange differences	—	—	—	(0.7)	—	0.1	(0.6)

At 30 June 2020 (revised*)	(8.8)	0.2	4.2	(19.5)	5.3	4.0	(14.6)
Credit/(charge) to income	(0.7)	—	1.2	0.8	—	—	1.3
Credit/(charge) to equity	—	(0.2)	0.3	—	—	0.8	0.9
Reclassification	(0.5)	—	—	0.2	(0.3)	0.6	—
Exchange differences	0.1	—	—	0.7	(0.1)	(0.3)	0.4

At 31 December 2020 (revised*)	(9.9)	—	5.7	(17.8)	4.9	5.1	(12.0)
(Charge)/credit to income	(5.3)	—	6.4	5.0	1.2	1.0	8.3
(Charge)/credit to equity	—	—	(4.5)	—	—	0.9	(3.6)
Arising on acquisition	—	—	—	(22.7)	—	(1.6)	(24.3)
Reclassification	0.5	—	—	0.1	—	(0.6)	—
Exchange differences	(0.1)	—	—	0.4	—	0.2	0.5

At 31 December 2021	(14.8)	—	7.6	(35.0)	6.1	5.0	(31.1)

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so and an intention to settle net.

Deferred tax balances are comprised as follows:

	31 December 2021	31 December 2020 (revised*)	30 June 2020 (revised*)	30 June 2019 (revised*)
	£m	£m	£m	£m
Deferred tax assets to be recovered
Within 12 months	3.6	7.9	10.1	6.9
After more than 12 months	6.8	7.7	3.6	2.5

	10.4	15.6	13.7	9.4
Deferred tax liabilities to be recovered
Within 12 months	4.6	(0.1)	(3.5)	(1.4)
After more than 12 months	(46.1)	(27.5)	(24.8)	(14.7)

	(41.5)	(27.6)	(28.3)	(16.1)

Deferred tax liabilities (net)	(31.1)	(12.0)	(14.6)	(6.7)

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability or asset is expected to be realized based on rates enacted or substantively enacted by the reporting date.

18. Inventories

	31 December 2021	31 December 2020	30 June 2020	30 June 2019
	£m	£m	£m	£m
Raw materials	10.0	8.3	8.0	5.7
Work in progress	25.0	16.2	16.0	11.9
Finished goods and goods for resale	23.2	18.4	16.7	18.4

	58.2	42.9	40.7	36.0

Inventories are stated net of provision for slow moving or defective inventory of £13.7m (31 December 2020: £12.4m; 30 June 2020: £12.5m; 30 June 2019: £11.2m). Cost of inventories recognized as an expense and write down of inventories recognized as an expense (and which are included as part of cost of sales) are set out in note 6.

During the year ended 31 December 2021, the Group changed the method by which it analyses inventories, due to enhanced information available from its ERP system. This has changed the split between work in progress and finished goods. The comparative balances have been represented accordingly.

19. Trade and other receivables

	31 December 2021	31 December 2020	30 June 2020	30 June 2019
	£m	£m	£m	£m
Amounts receivable for the sale of goods and services	34.0	28.7	31.7	29.4
Less provision for bad and doubtful debts	(0.8)	(0.7)	(0.3)	(0.1)

	33.2	28.0	31.4	29.3
Other receivables	8.9	8.6	8.3	9.4
Prepayments	5.1	10.7	4.7	4.4

	47.2	47.3	44.4	43.1

Ageing of trade receivables:

	31 December 2021			31 December 2020
	Gross	Provision	Net	Gross	Provision	Net
	£m	£m	£m	£m	£m	£m
Not past due	18.7	—	18.7	16.4	—	16.4
Past due
0 to 30 days	5.8	—	5.8	3.8	—	3.8
30 to 60 days	2.9	—	2.9	2.3	—	2.3
More than 60 days	6.6	(0.8)	5.8	6.2	(0.7)	5.5

	15.3	(0.8)	14.5	12.3	(0.7)	11.6
	34.0	(0.8)	33.2	28.7	(0.7)	28.0

	30 June 2020			30 June 2019
	Gross £m	Provision £m	Net £m	Gross £m	Provision £m	Net £m
Not past due	22.4	—	22.4	23.0	—	23.0
Past due
0 to 30 days	3.6	—	3.6	3.8	—	3.8
30 to 60 days	0.6	—	0.6	1.3	—	1.3
More than 60 days	5.1	(0.3)	4.8	1.3	(0.1)	1.2

	9.3	(0.3)	9.0	6.4	(0.1)	6.3

	31.7	(0.3)	31.4	29.4	(0.1)	29.3

Movement in provision for bad and doubtful debts:

	31 December 2021 £m	31 December 2020 £m	30 June 2020 £m	30 June 2019 £m
Balance at beginning of the year / period	(0.7)	(0.3)	(0.1)	(0.1)
Impairment losses recognized in the income statement	(0.1)	(0.4)	(0.2)	—

Balance at end of the year / period	(0.8)	(0.7)	(0.3)	(0.1)

The average credit period taken for sales is 35 days (31 December 2020: 36 days; 30 June 2020: 41 days; 30 June 2019: 35 days). Trade and other receivables are non-interest bearing and generally on terms between 30 to 90 days. Trade receivables are provided for based on estimated irrecoverable amounts determined by specific circumstances as described in note 3.

The Group does not hold any collateral or other credit enhancements over its trade receivables, nor do they have a legal right to offset against any amounts owed to the counterparty.

The Directors consider that the carrying amount of trade and other receivables approximates their fair value.

20. Derivative financial instruments

31 December 2021

	Asset £m	Current Liability £m	Non-current Liability £m	Total £m
Derivatives carried at fair value through profit and loss
Forward exchange contracts that are not designated in hedge accounting relationships	0.2	(0.1)	—	0.1
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward exchange contracts	0.3	(0.1)	—	0.2

	0.5	(0.2)	—	0.3

31 December 2020

	Asset £m	Current Liability £m	Non-current Liability £m	Total £m
Derivatives carried at fair value through profit and loss
Forward exchange contracts that are not designated in hedge accounting relationships	0.1	(0.1)	—	—
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward exchange contracts	0.2	—	—	0.2

	0.3	(0.1)	—	0.2

30 June 2020

	Asset £m	Current Liability £m	Non-current Liability £m	Total Asset £m
Derivatives carried at fair value through profit and loss
Forward exchange contracts that are not designated in hedge accounting relationships	—	(0.4)	—	(0.4)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward exchange contracts	—	(0.8)	—	(0.8)

	—	(1.2)	—	(1.2)

30 June 2019

	Asset £m	Current Liability £m	Non-current Liability £m	Total £m
Derivatives carried at fair value through profit and loss
Forward exchange contracts that are not designated in hedge accounting relationships	—	(0.4)	—	(0.4)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward exchange contracts	0.2	(1.6)	(0.1)	(1.5)

	0.2	(2.0)	(0.1)	(1.9)

Further details of derivative financial instruments are provided in note 26.

21. Trade and other payables

	31 December 2021 £m	31 December 2020 £m	30 June 2020 £m	30 June 2019 £m
Amounts falling due within one year
Trade payables	12.9	13.8	9.4	7.0
Accruals	28.1	19.8	23.7	24.8
Deferred income	6.6	6.1	7.2	6.9
Other taxes and social security	3.0	1.2	1.0	1.0
Other payables	3.6	2.5	2.5	2.1

	54.2	43.4	43.8	41.8

At 31 December 2021, the Group had an average of 34 days of purchases (31 December 2020: 35 days; 30 June 2020: 34 days; 30 June 2019: 28 days) outstanding in trade payables (excluding accruals and deferred income). The Group has financial risk management policies in place to ensure that all payables are paid within the credit timetable. The Directors consider that the carrying amount of trade and other payables approximates to their fair value.

Deferred income includes contract liabilities of £3.1m (31 December 2020: £3.2m; 30 June 2020: £4.4m; 30 June 2019: £4.0m) which represent consideration received for performance obligations not yet satisfied, in delivering products or services to customers. All deferred income is to be recognized within the next financial year.

Other payables includes £nil (31 December 2020: £0.2m; 30 June 2020: £0.2m; 30 June 2019: £0.7m) of deferred consideration payable on acquisitions.

22. Borrowings

	31 December 2021 £m	31 December 2020 £m	30 June 2020 £m	30 June 2019 £m
Amounts falling due within one year
Loan	119.2	—	106.4	—

The loan comprises drawings on the Group’s three year £200m Revolving Credit Facility (RCF) which was entered into in February 2019 and is shown net of unamortized facility arrangement fees. The RCF has a £100m accordion option which may be requested with prior notice at any time up to six months of the termination date. The initial term of this RCF had two extension options of one year each whereby the Company exercised the option for a two year extension on 17 December 2020 such that on 7 January 2021, the Company received approval from all syndicate banks. This extends the expiry of the facility to 31 January 2024. All other terms of the facility remain unchanged.

During the year ended 30 June 2020, drawings on the RCF comprised an initial amount of €120.0m (£103.4m) to fund the purchase of Expedeon (as set out in note 29). In February 2020, a partial repayment amounting to £20.0m was made and the remaining borrowings redenominated into Sterling, leaving an outstanding balance of £82.0m. In March 2020, a subsequent drawing of £25.0m was made in order to provide operational flexibility in light of the COVID-19 pandemic bringing amounts drawn to £107.0m. The maximum amount drawn under the RCF during the year ended 30 June 2020 was £107.0m.

On 23 November 2020, the Group repaid in full the sum of £107.0m which was drawn up until that point.

On 19 October 2021, the Group drew £120.0m to fund the purchase of BioVision (as set out in note 29).

The Group is subject to financial covenants on the RCF and has complied with these at all testing points in 2019, 2020 and 2021.

23. Share capital and reserves

Share capital

	31 December 2021	31 December 2020	30 June 2020	30 June 2019
Authorized, issued and fully paid:
228,886,439 (31 December 2020: 226,665,701; 30 June 2020: 216,173,277; 30 June 2019: 205,671,564) ordinary shares of 0.2 pence each	0.5	0.5	0.4	0.4

The Company has one class of ordinary shares which carries no right to fixed income.

On 26 October 2020, the Group closed its offering of an aggregate of 10,287,000 American Depositary Shares (“ADSs”) representing 10,287,000 ordinary shares at a price of $17.50 per ADS, following the Group’s secondary listing on Nasdaq. The net proceeds from the offering were £126.5m. In addition, £0.5m of proceeds from the issuance of share options and awards to employees were received during the period.

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

Own shares

Represents shares in the Company held by the Equiniti Share Plan Trustees Limited. These shares are held in order to satisfy the Free Shares and Matching Shares elements of the SIP, further details of which are set out in note 27.

	31 December 2021		31 December 2020		30 June 2020		30 June 2019
	Nominal value £’000	Number	Nominal value £’000	Number	Nominal value £’000	Number	Nominal value £’000	Number
Own shares	1	349,500	1	401,198	1	434,268	1	484,811

Translation reserve

Represents exchange differences on translation of overseas operations.

Hedging reserve

Comprises gains and losses recognized on cash flow hedges and the associated deferred tax assets.

24. Dividends

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Amounts recognized as distributions to the equity shareholders:
Final dividend for the year ended 30 June 2018 of 8.58 pence per share	—	—	—	17.6
Interim dividend for the year ended 30 June 2019 of 3.55 pence per share	—	—	—	7.3
Final dividend for the year ended 30 June 2019 of 8.58 pence per share	—	—	17.7	—
Interim dividend for the year ended 30 June 2020 of 3.55 pence per share	—	—	7.3	—

Total distributions to owners of the parent in the year / period	—	—	25.0	24.9

25. Notes to the cash flow statement

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Operating profit		7.1	17.3	10.4	55.3
Adjustments for:
Depreciation of property, plant and equipment	14	11.0	4.3	7.3	4.8
Depreciation of right-of-use assets	15	9.1	3.8	6.7	—
Amortization of intangible assets	13	20.9	7.9	15.7	10.5
Impairment of intangible assets	13	3.8	—	14.9	12.8
Loss on disposal of property, plant and equipment	14	0.5	0.2	—	—
Derivative financial instruments at fair value through profit or loss	6	—	(0.4)	—	0.4
Research and development expenditure credit	6	(2.5)	(0.7)	(1.5)	(1.9)
Share-based payments charge	27	17.9	7.3	9.3	6.5
Unrealized currency translation losses / (gains)		0.4	1.0	(1.4)	(1.1)

Operating cash flows before movements in working capital		68.2	40.7	61.4	87.3
Increase in inventories		(6.2)	(3.5)	(1.1)	(6.1)
Decrease / (increase) in receivables		4.0	(7.7)	2.7	(6.1)
Increase in payables		6.2	3.6	2.4	7.7

Cash generated from operations		72.2	33.1	65.4	82.8

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

Analysis of changes in net (debt) / cash

	Cash and cash equivalents £m	Lease liabilities* £m	Borrowings* £m	Net (debt) / cash £m
At 1 July 2018	90.2	—	—	90.2
Cash flow	(4.4)	—	—	(4.4)
Foreign exchange and other non-cash movements	1.3	—	—	1.3

At 30 June 2019	87.1	—	—	87.1
IFRS 16 implementation	—	(76.2)	—	(76.2)
Additions to leases	—	(58.6)	—	(58.6)
Cash flow	99.5	7.7	(107.0)	0.2
Foreign exchange and other non-cash movements	0.7	(0.7)	0.6	0.6

At 30 June 2020	187.3	(127.8)	(106.4)	(46.9)
Additions to leases	—	(0.5)	—	(0.5)
Cash flow	26.1	4.3	107.0	137.4
Foreign exchange and other non-cash movements	(1.5)	7.0	(0.6)	4.9

At 31 December 2020	211.9	(117.0)	—	94.9
Additions to leases	—	(4.1)	—	(4.1)
Cash flow	(117.2)	10.3	(120.0)	(226.9)
Foreign exchange and other non-cash movements	0.4	0.3	0.8	1.5

At 31 December 2021	95.1	(110.5)	(119.2)	(134.6)

Total financial liabilities included within net debt comprise those items marked * and amount to £229.7m (31 December 2020: £117.0m; 30 June 2020: £234.2m; 30 June 2019: £nil).

Liabilities arising from financing activities comprise the Group’s RCF (as set out in note 22) and lease liabilities (as set out in note 15).

26. Financial instruments

Capital risk management

The capital structure of the Group comprises of cash and cash equivalents, a Revolving Credit Facility (RCF) and total equity attributable to the owners of the parent. The RCF of £200m was entered into in February 2019 with an initial term of three years and has a £100m additional accordion option. The Company exercised the option for a two year extension on 17 December 2020 such that on 7 January 2021, the Company received approval from all syndicate banks, extending the expiry of the facility to 31 January 2024). The Group maintains a capital structure with the following objectives:

–    to protect the ability of the Group to continue as a going concern and maintain sufficient available resources as protection for unforeseen events;

–    to provide flexibility of resource for strategic growth and investment where opportunities arise; and

–    to provide reasonable returns to shareholders whilst maintaining a limited level of risk.

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

The Group’s open forward currency contracts and their maturity profile as at the period / year end is as follows:

	31 December 2021		31 December 2020		30 June 2020		30 June 2019
Outstanding contracts	Average rate	Foreign currency million	Average rate	Foreign currency million	Average rate	Foreign currency million	Average rate	Foreign currency million
Sell US Dollars
Less than 3 months	—	—	1.3	$0.3	1.29	$3.1	1.34	$8.9
3 to 6 months	1.36	$0.2	1.3	$0.7	1.31	$2.0	1.32	$11.5
7 to 12 months	—	—	1.3	$0.2	1.24	$0.1	1.33	$8.3
13 to 18 months	—	—	—	—	—	—	—	—

	1.36	$0.2	1.3	$1.2	1.30	$5.2	1.33	$28.7

Sell Euros
Less than 3 months	1.16	€8.2	1.12	€5.7	1.14	€8.1	1.11	€11.8
3 to 6 months	1.16	€6.9	1.10	€3.5	1.15	€6.5	1.11	€13.2
7 to 12 months	1.17	€5.9	1.10	€4.3	1.12	€3.4	1.11	€17.4
13 to 18 months	—	—	—	—	—	—	1.14	€1.4

	1.16	€21.0	1.11	€13.5	1.14	€18.0	1.11	€43.8

Sell Yen
Less than 3 months	150.88	¥461.0	137.16	¥287.5	139.13	¥373.4	145.26	¥430.7
3 to 6 months	152.58	¥452.2	135.74	¥233.0	138.02	¥219.4	143.23	¥484.8
7 to 12 months	151.73	¥296.0	137.28	¥196.4	135.36	¥268.7	141.58	¥954.5
13 to 18 months	—	—	137.96	¥7.9	131.73	¥6.4	141.99	¥241.0

	151.72	¥1,209.2	136.74	¥724.8	137.60	¥867.9	142.74	¥2,111.0

Sell Chinese Renminbi
Less than 3 months	9.03	¥24.5	8.96	¥15.4	9.11	¥19.4	8.91	¥34.1
3 to 6 months	8.99	¥17.2	9.03	¥12.6	8.99	¥7.5	8.96	¥27.0
7 to 12 months	8.85	¥16.6	8.97	¥12.0	8.90	¥6.0	9.02	¥54.6

	8.96	¥58.3	8.98	¥40.0	9.05	¥32.9	8.97	¥115.7

At 31 December 2021, the fair value of contracts held as cash flow hedges is a net asset of £0.3m (31 December 2020: net asset £0.2m; 30 June 2020: net liability of £0.8m; 30 June 2019: net liability of £1.5m).

The movement recognized in other comprehensive income in the period:

	31 December 2021	31 December 2020	30 June 2020	30 June 2019
	£m	£m	£m	£m
(Loss) / gain in the year / period	(0.1)	1.5	0.7	(2.1)
Recycled to profit and loss	—	(0.4)	—	0.4

(Loss) / gain recognized in other comprehensive income	(0.1)	1.1	0.7	(1.7)

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

	US Dollar currency impact		Euro currency impact		Yen currency impact		RMB currency impact
	+10%	-10%	+10%	-10%	+10%	-10%	+10%	-10%
	£m	£m	£m	£m	£m	£m	£m	£m
31 December 2021
Income statement	1.1	(1.3)	0.4	(0.5)	0.4	(0.5)	0.3	(0.3)
Other comprehensive income	—	—	1.3	(1.5)	0.4	(0.5)	0.3	(0.4)

31 December 2020
Income statement	0.7	(0.8)	0.5	(0.7)	0.3	(0.3)	0.4	(0.5)
Other comprehensive income	0.1	(0.1)	0.7	(0.8)	0.2	(0.3)	0.1	(0.1)

30 June 2020
Income statement	0.3	(0.4)	1.0	(1.3)	0.4	(0.5)	0.2	(0.2)
Other comprehensive income	0.4	(0.5)	0.9	(1.2)	0.3	(0.4)	0.3	(0.4)

30 June 2019
Income statement	—	(0.2)	0.7	(0.8)	0.1	(0.5)	0.5	(0.7)
Other comprehensive income	1.2	(3.1)	2.8	(3.7)	0.6	(1.9)	—	(0.1)

The sensitivity analysis is limited to the period / year end exposure and therefore does not reflect the exposure and inherent risk during the year.

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

The maturity profile of financial liabilities shown below represents the Group’s gross expected contractual cash flows.

	Less than 1 year	Between 2 and 5 years	Over five years	Total
	£m	£m	£m	£m
31 December 2021
Trade and other payables	46.0	—	—	46.0
Borrowings	120.0	—	—	120.0
Lease liabilities	11.1	47.0	64.0	122.1
Derivative financial instruments	32.4	—	—	32.4

31 December 2020
Trade and other payables	33.3	—	—	33.3
Lease liabilities	8.8	38.9	82.9	130.6
Derivative financial instruments	22.5	0.1	—	22.6

30 June 2020
Trade and other payables	33.8	—	—	33.8
Borrowings	107.0	—	—	107.0
Lease liabilities	9.3	32.0	101.9	143.2
Derivative financial instruments	30.8	—	—	30.8

30 June 2019
Trade and other payables	31.0	—	—	31.0
Derivative financial instruments	87.5	3.0	—	90.5

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

Categories of financial instruments

	Carrying and fair value
	31 December 2021	31 December 2020	30 June 2020	30 June 2019
	£m	£m	£m	£m
Financial instruments held at amortized cost
Trade receivables	33.2	28.0	31.4	29.3
Other receivables	2.8	2.8	3.9	2.5
Cash and cash equivalents	95.1	211.9	187.3	87.1
Trade and other payables	(46.0)	(33.3)	(33.8)	(31.0)
Borrowings	(120.0)	—	(107.0)	—
Lease liabilities	(110.5)	(117.0)	(127.8)	—

Financial instruments held at fair value
Derivative financial instruments	0.3	0.2	(1.2)	(1.9)
Investment	3.5	3.1	6.7	0.8

The Directors consider there to be no material difference between the carrying value and the fair value of the financial instruments classified as held at amortized cost. For the items classified as held at fair value, the fair value is recognized on the balance sheet as the carrying amount.

Financial instruments held at fair value

Financial instruments that are measured at fair value are classified using a fair value hierarchy that reflects the source of inputs used in deriving the fair value. The three classification levels are:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable market inputs).

The following table presents the Group’s assets and liabilities carried at fair value by valuation method.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
31 December 2021
Assets
Derivative financial instruments	—	0.5	—	0.5
Investment	1.0	—	2.5	3.5

	1.0	0.5	2.5	4.0

Liabilities
Derivative financial instruments	—	(0.2)	—	(0.2)

	—	(0.2)	—	(0.2)

31 December 2020
Assets
Derivative financial instruments	—	0.3	—	0.3
Investment	1.2	—	1.9	3.1

	1.2	0.3	1.9	3.4

Liabilities
Derivative financial instruments	—	(0.1)	—	(0.1)

	—	(0.1)	—	(0.1)

30 June 2020
Assets
Derivative financial instruments	—	—	—	—
Investment	4.8	—	1.9	6.7
	4.8	—	1.9	6.7

Liabilities
Derivative financial instruments	—	(1.2)	—	(1.2)

	—	(1.2)	—	(1.2)

30 June 2019
Assets
Derivative financial instruments	—	0.2	—	0.2
Investment	0.8	—	—	0.8

	0.8	0.2	—	1.0

Liabilities
Derivative financial instruments	—	(2.1)	—	(2.1)

	—	(2.1)	—	(2.1)

Level 1 investments comprise listed equity securities in Plexbio, Inc. Further information is included in note 16.

Level 2 derivative financial instruments comprise forward foreign exchange contracts. The fair value is remeasured on a monthly basis with reference to available forward market rates and comparative instrument pricing.

Level 3 investments comprise non-listed equity securities in respect of a 13% stake in Brickbio, Inc. and, for the year ended 31 December 2021 includes a 14% stake in Somaserve Limited. The fair value is determined to be equal to the carrying amount of the investment and is reviewed periodically based on information available about the performance of the underlying business.

27. Share-based payments

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Expense arising from share-based payment transactions:
Included in selling, general and administrative expenses	15.6	5.1	6.6	5.5
Included in research and development expenses	2.3	2.2	2.7	1.0

	17.9	7.3	9.3	6.5

Equity settled share-based payment expense	17.8	7.2	9.2	6.2
Cash settled share-based payment expense*	0.1	0.1	0.1	0.3

	17.9	7.3	9.3	6.5

*

The total liability as at 31 December 2021 was £0.2m (31 December 2020: £0.4m; 30 June 2020: £0.3m; 30 June 2019: £0.6m) of which less than £0.1m (31 December 2020: less than £0.1m; 30 June 2020: less than £0.1m; 30 June 2019: £nil) relates to options which have vested.

Equity settled share option schemes

The Group operates a number of share schemes for certain employees of the Group as follows:

•	2005 and 2015 Share Option Scheme (ISO/Unapproved) (SOS)

•	Company Share Option Plan 2009 (CSOP);

•	Long Term Incentive Plan (LTIP);

•	Profitable Growth Incentive Plan (PGIP);

•	Annual bonus plan—deferred share award (DSA);

•	Share Incentive Plan (SIP);

•	Non-Executive Directors (NED) share award; and

•	2018, 2019 and 2020 Employee Share Scheme (AbShare);

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

Discretionary awards

Share option plans: SOS and CSOP

	Year ended 31 December 2021		Six months ended 31 December 2020
	Number	Weighted average exercise price pence	Number	Weighted average exercise price pence
Outstanding at beginning of year / period	621,755	507.9	701,272	559.7
Forfeited	(57,329)	727.3	(20,823)	1,500.1
Exercised	(172,609)	753.5	(58,694)	774.0

Outstanding at end of year / period	391,817	726.5	621,755	507.9

Number of options exercisable at end of year / period	391,817	726.5	519,442	703.1

	Year ended 30 June 2020		Year ended 30 June 2019
	Number	Weighted average exercise price pence	Number	Weighted average exercise price pence
Outstanding at beginning of year	947,948	640.1	1,386,655	644.3
Forfeited	(72,526)	1,259.1	(164,220)	866.6
Exercised	(174,150)	706.4	(274,487)	525.6

Outstanding at end of year	701,272	559.7	947,948	640.1

Number of options exercisable at end of year	519,442	661.7	281,438	536.7

Analyzed by range of exercise price:	Grant year	Year ended 31 December 2021		Six months ended 31 December 2020
		Number outstanding	Weighted average remaining contractual life	Number outstanding	Weighted average remaining contractual life
180.8p–464.0p	prior to 2016	122,688	2.2 years	184,725	2.9 years
598.0p	2016	59,852	3.8 years	99,780	4.8 years
851.0p	2017	94,632	4.8 years	137,463	5.8 years
1,020.0p	2018	114,645	5.8 years	199,787	6.8 years

		391,817	4.2 years	621,755	5.1 years

Analyzed by range of exercise price:	Grant year	Year ended 30 June 2020		Year ended 30 June 2019
		Number outstanding	Weighted average remaining contractual life	Number outstanding	Weighted average remaining contractual life
180.8p–464.0p	prior to 2016	197,901	3.4 years	256,955	4.3 years
598.0p	2016	111,033	5.3 years	155,327	6.3 years
851.0p	2017	161,372	6.3 years	214,798	7.4 years
1,020.0p	2018	230,966	7.3 years	320,868	8.4 years

		701,272	5.7 years	947,948	6.7 years

	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average share price at date of exercise	1,589.0p	1,396.4p	1,329.2p	1,310.5p

There were no grants issued under the SOS in the year ended 31 December 2021, the six months ended 31 December 2020 or the years ended 30 June 2020 and 30 June 2019.

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

Share award plans: LTIP and DSA

	Year ended 31 December 2021 Number	Six months ended 31 December 2020 Number	Year ended 30 June 2020 Number	Year ended 30 June 2019 Number
Outstanding at beginning of year / period	1,271,179	1,085,162	988,127	1,022,757
Granted	142,314	462,460	470,834	483,339
Forfeited	(167,298)	(131,099)	(121,127)	(141,797)
Exercised	(240,850)	(145,344)	(252,672)	(376,172)

Outstanding at end of year / period	1,005,345	1,271,179	1,085,162	988,127

Number of options exercisable at end of year / period	63,759	65,380	72,760	63,996

	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of awards granted	1,380.1p	1,398.1p	1,208.3p	1,245.1p
Weighted average share price at date of exercise	1,642.1p	1,329.6p	1,185.2p	1,304.4p
Weighted average remaining contractual life	4 years	4.3 years	3.3 years	4.3 years

Fair values of the awards with a performance condition based on non-market conditions, for example EPS, are calculated using the Black-Scholes model. The inputs into the models for awards granted in the current and prior periods were as follows:

	Year ended 31 December 2021
	LTIP 1 Dec 2021	LTIP 1 Dec 2021	DSA 26 October 2021
Share price at grant (pence)	1,699.0	1,699.0	1,337.0
Expected volatility	34%	33%	33%
Contractual life (years)	3.5 years	2 years	3 years
Expected dividend yield	0.00%	0.00%	0.71%
Risk-free interest rate	0.52%	0.43%	(0.06)%

	Six months ended 31 December 2020
	LTIP 7 Dec 2020	LTIP 7 Dec 2020	DSA 26 October 2020
Share price at grant (pence)	1,397.0	1,397.0	1,435.0
Expected volatility	36%	36%	35%
Contractual life (years)	3 years	2 years	3 years
Expected dividend yield	0.00%	0.00%	0.71%
Risk-free interest rate	(0.07)%	(0.07)%	(0.06)%

	Year ended 30 June 2020
	LTIP 14 Nov 2019	LTIP 9 March 2020	LTIP 9 March 2020	LTIP 9 March 2020	DSA 25 October 2019
Share price at grant (pence)	1,245.0	1.157.0	1,157.0	1,157.0	1,152.0
Expected volatility	30%	37%	35%	31%	30%
Contractual life (years)	3 years	1 year	2 years	3 years	3 years
Expected dividend yield	0.82%	0.88%	0.88%	0.88%	0.88%
Risk-free interest rate	0.47%	0.17%	0.11%	0.09%	0.44%

	Year ended 30 June 2019
	LTIP 7 Nov 2018	DSA 26 October 2018
Share price at grant (pence)	1,251.0	1,337.0
Expected volatility	26%	24%
Contractual life (years)	3 years	3 years
Expected dividend yield	0.81%	0.81%
Risk-free interest rate	0.91%	0.75%

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

Share award plans: PGIP

In Summer 2021, the Company approved a new share scheme (Profitable Growth Incentive Plan) which aims to align the reward to shareholders and incentivize key management employees & the executive directors to deliver the revenue growth ambition underpinned by ROCE. Upon vesting in April 2025, and subject to certain performance conditions being met, vested shares will be released as soon as practicable and will expire 30 days from the vesting date. Certain awards within the PGIP are subject to tranche vesting with 25% of vested shares released immediately; 25% after six months; 25% after 12 months; and 25% after 18 months.

Year ended 31 December 2021 Number
Outstanding at beginning of year / period	—
Granted	4,875,141
Forfeited	(2,139)
Exercised	—

Outstanding at end of year / period	4,873,002

Number of options exercisable at end of year / period	—

Year ended 31 December 2021
Weighted average fair value of awards granted	1,360.4p
Weighted average share price at date of exercise	—
Weighted average remaining contractual life	3.4 years

Fair values of the awards with a performance condition based on non-market conditions, for example EPS, are calculated using the Black-Scholes model. The inputs into the models for awards granted in the current and prior periods were as follows:

	Year ended 31 December 2021
	PGIP 14 July 2021	PGIP 14 September 2021
Share price at grant (pence)	1,341.0	1,508.0
Expected volatility	34%	34%
Contractual life (years)	4 years	4 years
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	0.24%	0.27%

All employee share schemes: AbShare, SIPs

AbShare

In Autumn 2018, the Company launched a share scheme (AbShare) where all employees globally, excluding Executive Directors, are eligible to participate. Each employee who participates is required to contribute 5% of their salary spread across three years (therefore equating to 1.67% per annum). Upon vesting in November 2021, and subject to certain performance conditions being met, the funds contributed have been used as consideration for the issue of the predetermined number of shares to the employee with the Company issuing a further 10 shares for each share issued.

	Year ended 31 December 2021 Number	Six months ended 31 December 2020 Number	Year ended 30 June 2020 Number	Year ended 30 June 2019 Number
Outstanding at beginning of year / period	2,001,505	1,723,183	1,564,167	—
Granted	110,633	345,510	348,425	1,694,429
Forfeited	(306,059)	(65,802)	(187,715)	(130,262)
Exercised	(1,806,079)	(1,386)	(1,694)	—
Outstanding at end of year / period	—	2,001,505	1,723,183	1,564,167
Number of options exercisable at end of period / year	—	—	—	—

	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of awards granted	1,280.2p	1,288.9p	1,137.8p	1,131.4p
Weighted average remaining contractual life	—	0.9 years	1.4 years	2.4 years

Fair values of the awards are calculated using the Black-Scholes model. The inputs into the models for awards granted in the current year were as follows:

	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020	Year ended 30 June 2019
Share price at grant (pence)	1,345.0	1,397.0	1,244.6	1,251.0
Expected volatility	32%	39%	34%	26%
Contractual life (years)	0.5 years	1 year	2 years	3 years
Expected dividend yield	0.00%	0.00%	0.82%	0.81%
Risk-free interest rate	0.00%	(0.06)%	0.52%	0.91%

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

	Number of free shares
	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020	Year ended 30 June 2019
Outstanding at beginning of year / period	273,852	302,023	351,187	447,841
Granted during year / period	—	—	—	—
Forfeited during year / period	(493)	(657)	(7,423)	(18,982)
Exercised during year / period	(40,969)	(27,514)	(41,741)	(77,672)

Outstanding at end of year / period	232,390	273,852	302,023	351,187

Exercisable at end of year / period	232,390	273,852	215,268	167,425

	Number of matching shares
	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020	Year ended 30 June 2019
Outstanding at beginning of year / period	71,381	77,534	88,539	115,928
Granted during year / period	—	—	—	7,323
Forfeited year / period	(692)	(597)	(2,203)	(7,227)
Exercised during year / period	(10,799)	(5,556)	(8,802)	(27,485)

Outstanding at end of year / period	59,890	71,381	77,534	88,539

Exercisable at end of year / period	59,890	71,381	72,009	48,333

	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020	Year ended 30 June 2019
Weighted average fair value of options granted	—	—	—	1,042.0p

Other awards: NED share award

A component of the Non-Executive Directors’ remuneration is delivered as a fixed number of fully paid ordinary shares in the first open period following the announcement of annual results of the financial year to which the award relates.

28. Retirement benefit schemes

	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020	Year ended 30 June 2019
	£m	£m	£m	£m
Total charge to income statement in respect of defined contribution schemes	6.5	2.8	4.5	3.5

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

As at 31 December 2021, contributions of £1.1m (31 December 2020: £0.5m; 30 June 2020: £0.5m; 30 June 2019: £0.3m) due in respect of the current reporting period had not been paid over to the schemes.

29. Business combinations

Year ended 31 December 2021

BioVision

On 26 October 2021, Abcam US Group Holdings Inc, a subsidiary of Abcam Plc, acquired 100% of the issued share capital of NKY Biotech US, Inc from Boai NKY Biotech Co. Ltd for total cash consideration of $349.9 million (£253.8 million) and acquisition expenses of £7.8 million. NKY Biotech US, Inc has one wholly owned subsidiary, BioVision Inc (collectively ‘BioVision’). BioVision is a leading provider of biochemical and cell-based assays for biological research. It also develops, produces, and sells a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds.

The acquisition accelerates accelerate Abcam’s strategic ambitions within the adjacent biochemical and cellular assay market and aligns with existing areas of research focus including oncology, immuno-oncology, neuroscience, and epigenetics.

The provisional fair value of identifiable net assets acquired was as follows:

£m
Non-current assets
Intangible assets	80.6
Property, plant and equipment	0.8
Right-of-use assets	1.9
Deferred tax asset	0.3
Current assets
Inventory	8.1
Trade and other receivables	3.3
Cash and cash equivalents	10.0
Current liabilities
Trade and other payables	(2.3)
Lease liabilities	(1.7)
Non-current liabilities
Deferred tax liabilities	(23.6)
Lease liabilities	(0.6)

Total identifiable assets acquired	76.8
Goodwill	177.0

Total consideration	253.8

£m
Consideration
Total consideration	253.8
Adjustment for settlement of pre-existing relationship	1.4
Adjustment for working capital claim	1.1

Consideration paid in cash	256.3

£m
Net cash outflow on acquisition
Consideration paid in cash	256.3

Adjustment for settlement of pre-existing relationship	(1.4)
Acquired cash and cash equivalents	(10.0)

Net cash outflow on acquisition	244.9

Prior to acquisition, BioVision was a supplier of products to Abcam and there was a trading balance of £1.4m outstanding at the acquisition. As such, the consideration and total identifiable net assets acquired have been adjusted to reflect this pre-existing relationship, which was effectively settled upon acquisition.

The consideration has also been adjusted by £1.1m, for a claim lodged with the seller subsequent to the close date. Consideration for the issued share capital of NKY was adjustable for certain net working capital balances, for which an estimate was provided on the close date. Subsequent to completing the acquisition it was noted that the actual net working capital balance fell short of the estimated balance and so the consideration has been adjusted downward by £1.1m accordingly. The cash inflow arising from this arrangement had not been received as at 31 December 2021 and so a receivable for £1.1m has been recognized on the Group’s consolidated balance sheet.

The goodwill recognized is attributable to the expertise of the assembled workforce, potential new technology and products and leveraging Abcam’s global channels to market.

Since the date of acquisition to 31 December 2021 the acquisition contributed £2.6m to the Group’s revenue and a loss before tax of £2.6m. The effect on adjusted profit before tax was £1.4m which is before taking into account the effects of the amortization of acquisition intangibles and amortization of fair value adjustments as described in note 7.

Had BioVision been acquired on 1 January 2021, the Group revenue would have been £331.6m and the profit before tax would have been £9.8m.

Six months ended 31 December 2020

No business combinations were undertaken during the period.

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

Gene editing and oncology business

On 30 January 2020, the Group acquired certain assets and employees comprising the gene editing and oncology business of Applied StemCell, Inc. (Applied Stem Cell) for an initial consideration of US $9.4m (£7.1m).

Abcam intends to expand the Applied Stem Cell platform to become its discovery engine for developing novel edited cell lines, building upon its existing portfolio of knockout cell lines.

The fair value of identifiable assets acquired was as follows:

	Provisional fair value £m	Adjustment* £m	Final fair value £m
Non-current assets
Intangible assets	3.3	(2.2)	1.1
Current assets	0.2	—	0.2

Total identifiable assets acquired	3.5	(2.2)	1.3
Goodwill	3.6	2.2	5.8

Total consideration	7.1	—	7.1

£m
Cash outflow on acquisition
Consideration paid in cash	7.1

*

During the six months ended 31 December 2020, a review was undertaken of the performance of historical acquisitions. In respect of Applied Stem Cell, it was determined that the additional knowledge gained of the marketplace in which Applied Stem Cell operates caused the initial valuation of the acquisition intangibles to be revisited as permitted by IFRS 3 ‘Business Combinations’ within the first 12 months of ownership. This has resulted in a reduction in the initial valuation of acquisition intangibles from that originally presented in the consolidated financial statements for the fiscal year ended 30 June 2020 with a corresponding increase in goodwill. In accordance with the requirements of IFRS 3 ‘Business Combinations’, this adjustment has been recorded within the fiscal year ended 30 June 2020.

Other current assets comprised inventory of £0.2m. The goodwill recognized is attributable to the expertise of the assembled workforce and potential new technology.

Since the date of acquisition to 30 June 2020 the acquisition contributed £0.4m to the Group’s revenue and a profit before tax of £0.1m over the same period. The effect on adjusted profit before tax was £0.2m which is before taking into account the effects of the amortization of acquisition intangibles as described in note 7.

During the six months ended 31 December 2020, the consideration was adjusted to US $10.2m (£7.7m) following the finalization of certain costs to be reimbursed by the seller for an amount that was less than had been estimated at the acquisition date.

Marker Gene Technologies, Inc.

On 4 March 2020, the Group acquired 100% of the share capital of Marker Gene Technologies, Inc. (MGT) for total consideration of $2.2m (£1.7m), of which $0.3m (£0.2m) is deferred for 18 months from the acquisition date, $0.7m (£0.6m) in new ordinary shares and $1.2m (£0.9m) in cash. Deferred consideration was settled during the year ended 31 December 2021.

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

0.6

Net current assets comprised inventory of £0.3m, cash £0.3m trade receivables of £0.1m and trade payables of £0.1m. The goodwill recognized is attributable to the expertise of the assembled workforce.

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

Net current assets comprised cash of £0.1m, trade receivables of £0.2m and trade payables of £0.1m. The goodwill recognized is attributable to the expertise of the assembled workforce.

Since the date of acquisition to 30 June 2019, the acquisition contributed £0.3m to the Group’s revenue and a loss before tax of £0.1m over the same period. The effect on adjusted profit before tax was also a loss of £0.1m. Had Calico been consolidated from 1 July 2018, Group revenues and profit before tax for the year ended 30 June 2019 would have been £260.5m and £56.0m, respectively.

30. Related party transactions

Remuneration of Directors and key management personnel

Key management personnel comprises the Non-Executive Directors, the Executive Directors and the Executive Leadership Team.

The Non-Executive Directors’ fees represent amounts received in cash and an element receivable in shares.

	Directors’ remuneration				Key management personnel (including Directors)
	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Short-term employee benefits and fees	2.9	1.4	1.6	1.6	5.0	2.4	4.3	4.3
Post-employment benefits	0.1	—	0.1	0.1	0.1	0.1	0.2	0.2
Share-based payments	4.8	0.7	1.8	1.6	8.2	0.8	2.3	2.1

	7.8	2.1	3.5	3.3	13.3	3.3	6.8	6.6

Directors’ transactions

During the year ended 31 December 2021, the Group made purchases from companies related to Directors of £nil (6 months ended 31 December 2020: £nil; year ended 30 June 2020: £nil; year ended 30 June 2019: less than £0.1m) of which the balance outstanding at 31 December 2021 was £nil (31 December 2020: £nil; 30 June 2020: £nil; 30 June 2019: £0.1m). Total sales to companies related to the Directors was less than £0.1m (6 months ended 31 December 2020: less than £0.1m; year ended 30 June 2020: less than £0.1m; year ended 30 June 2019: less than £0.1m), of which less than £0.1m (31 December 2020: less than £0.1m; 30 June 2020: less than £0.1m; 30 June 2019: less than £0.1m) was outstanding as at 31 December 2021.

31. Transition period comparative data

The following table presents certain information for the six months ended 31 December 2020 and 2019 respectively:

	Six months ended 31 December 2020 £m	Six months ended 31 December 2019 £m
Revenue	147.5	138.2
Gross profit	104.6	96.3
Profit before tax	15.6	26.0
Tax	(2.8)	0.1
Profit for the period	12.8	26.1
Basic EPS	5.8p	12.7p
Diluted EPS	5.8p	12.7p
Weighted average number of ordinary shares for the purposes of basic EPS	219.6	205.3
Weighted average number of ordinary shares for the purposes of diluted EPS	222.0	207.2

32. Post balance sheet events

There were no adjusting or non-adjusting events between the reporting date and the date the financial statements were authorized for issue.