Form 20-F/A
period 2021-12-31
Abcam plc
filed 2022-04-08
CIK 1492074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F/A
Amendment No. 1

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

Explanatory Note
This Amendment No. 1 to the Annual Report on Form
20-F
of Abcam plc (the “Company”) amends the Company’s Annual Report on Form
20-F
for the year ended December 31, 2021 (the “Original
20-F”),
which was filed with the Securities and Exchange Commission on March 14, 2022. The Company is filing this Amendment No. 1 solely to file Exhibit 101, which was not included in the Original
20-F,
in accordance with Rule 405 of Regulation
S-T.
Exhibit 101 contains interactive data files in Inline eXtensible Business Reporting Language (XBRL).
Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate any information set forth in the Original
20-F,
and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to March 14, 2022.

PART III
Item 19. Exhibits

Exhibit No.	Description

101.INS*	Inline XBRL Instance Document — The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document

101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document

101.LAB*	Inline XBRL Taxonomy Label Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form
20-F
on its behalf.

ABCAM PLC

Date: April 8, 2022

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
/s/ PricewaterhouseCoopers LLP
Cambridge, United Kingdom
March 14, 2022
We have served as the Group’s auditor since 2013 which includes periods before the Group became subject to SEC reporting requirements.

Consolidated income statements
For the year ended 31 December 2021, the six months ended 31 December 2020 and the years ended 30 June 2020 and 2019

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Revenue	5	315.4	147.5	260.0	259.9
Cost of sales		(90.8)	(42.9)	(79.8)	(76.7)

Gross profit		224.6	104.6	180.2	183.2
Selling, general and administrative expenses		(189.7)	(73.6)	(131.5)	(112.9)
Research and development expenses		(27.8)	(13.7)	(38.3)	(15.0)

Operating profit	6	7.1	17.3	10.4	55.3
Finance income	9	0.3	0.2	0.7	0.6
Finance costs	9	(2.7)	(1.9)	(2.8)	(0.3)

Profit before tax		4.7	15.6	8.3	55.6
Tax (charge) / credit	10	(0.3)	(2.8)	4.2	(11.2)

Profit for the year / period attributable to equity shareholders of the parent		4.4	12.8	12.5	44.4

Earnings per share
Basic	11	1.9p	5.8p	6.0p	21.7p
Diluted	11	1.9p	5.8p	6.0p	21.5p

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income
For the year ended 31 December 2021, the six months ended 31 December 2020 and the years ended 30 June 2020 and 2019

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Profit for the year / period attributable to equity shareholders of the parent		4.4	12.8	12.5	44.4

Items that may be reclassified to the income statement in subsequent years
Movement on cash flow hedges	26	(0.1)	1.1	0.7	(1.7)
Exchange differences on translation of foreign operations		5.7	(17.5)	9.6	7.0
Movement in fair value of investment		(0.1)	(3.1)	4.0	(0.1)
Tax relating to components of other comprehensive income		0.5	0.6	(1.5)	0.3

Other comprehensive income / (expense) for the year / period		6.0	(18.9)	12.8	5.5

Total comprehensive income / (expense) for the year / period		10.4	(6.1)	25.3	49.9

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated balance sheets
As at 31 December 2021, 31 December 2020 and 30 June 2020

	Note	As at 31 December 2021 £m	As at 31 December 2020 (revised*) £m	As at 30 June 2020 (revised*) £m
Non-current assets
Goodwill	12	364.8	184.3	195.0
Intangible assets	13	234.2	151.8	150.1
Property, plant and equipment	14	73.5	48.5	43.3
Right-of-use assets	15	88.2	108.8	121.4
Investments	16	3.5	3.4	7.0
Deferred tax asset	17	10.4	15.6	13.7

		774.6	512.4	530.5

Current assets
Inventories	18	58.2	42.9	40.7
Trade and other receivables	19	47.2	47.3	44.4
Current tax receivable		10.5	3.8	6.4
Derivative financial instruments	20	0.5	0.3	—
Cash and cash equivalents		95.1	211.9	187.3

		211.5	306.2	278.8

Total assets		986.1	818.6	809.3

Current liabilities
Trade and other payables	21	(54.2)	(43.4)	(43.8)
Derivative financial instruments	20	(0.2)	(0.1)	(1.2)
Lease liabilities	15	(9.2)	(7.1)	(7.3)
Borrowings	22	(119.2)	—	(106.4)
Current tax liabilities		(4.4)	(1.4)	(0.9)

		(187.2)	(52.0)	(159.6)

Net current assets		24.3	254.2	119.2

Non-current liabilities
Deferred tax liability	17	(41.5)	(27.6)	(28.3)
Lease liabilities	15	(101.3)	(109.9)	(120.5)

		(142.8)	(137.5)	(148.8)

Total liabilities		(330.0)	(189.5)	(308.4)

Net assets		656.1	629.1	500.9

Equity
Share capital	23	0.5	0.5	0.4
Share premium account		268.3	265.1	138.2
Merger reserve	23	68.6	68.6	68.6
Own shares	23	(2.2)	(2.4)	(2.5)
Translation reserve	23	31.1	25.4	42.9
Hedging reserve	23	0.2	0.2	(0.7)
Retained earnings		289.6	271.7	254.0

Total equity attributable to the equity shareholders of the parent		656.1	629.1	500.9

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity
For the year ended 31 December 2021, the six months ended 31 December 2020 and the years ended 30 June 2020 and 2019

	Note	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation Reserve £m	Hedging reserve £m	Retained Earnings £m	Total £m
Balance as at 1 July 2018		0.4	25.6	68.1	(3.2)	26.3	0.1	234.4	351.7
Revision		—	—	—	—	—	—	(1.1)	(1.1)
Balance as at 1 July 2018 (revised*)		0.4	25.6	68.1	(3.2)	26.3	0.1	233.3	350.6
Profit for the year (revised*)		—	—	—	—	—	—	44.4	44.4
Other comprehensive income / (expense) (revised*)		—	—	—	—	7.0	(1.4)	(0.1)	5.5
Total comprehensive income / (expense) for the year (revised*)		—	—	—	—	7.0	(1.4)	44.3	49.9
Issue of ordinary shares, net of share issue costs		—	1.4	—	0.4	—	—	(0.4)	1.4
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	6.3	6.3
Purchase of own shares		—	—	—	—	—	—	(0.2)	(0.2)
Equity dividends	24	—	—	—	—	—	—	(24.9)	(24.9)
Balance as at 30 June 2019 (revised*)		0.4	27.0	68.1	(2.8)	33.3	(1.3)	258.4	383.1
Implementation of IFRS16		—	—	—	—	—	—	(1.5)	(1.5)
Balance as at 1 July 2019		0.4	27.0	68.1	(2.8)	33.3	(1.3)	256.9	381.6
Profit for the year (revised*)		—	—	—	—	—	—	12.5	12.5
Other comprehensive income (revised*)		—	—	—	—	9.6	0.6	2.6	12.8
Total comprehensive income for the year (revised*)		—	—	—	—	9.6	0.6	15.1	25.3
Issue of ordinary shares, net of share issue costs		—	111.2	0.5	0.3	—	—	(0.3)	111.7
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	7.4	7.4
Purchase of own shares		—	—	—	—	—	—	(0.1)	(0.1)
Equity dividends	24	—	—	—	—	—	—	(25.0)	(25.0)
Balance as at 30 June 2020 (revised*)		0.4	138.2	68.6	(2.5)	42.9	(0.7)	254.0	500.9
Profit for the period (revised*)		—	—	—	—	—	—	12.8	12.8
Other comprehensive (expense) / income (revised*)		—	—	—	—	(17.5)	0.9	(2.3)	(18.9)
Total comprehensive (expense) / income for the period (revised*)		—	—	—	—	(17.5)	0.9	10.5	(6.1)
Issue of ordinary shares, net of share issue costs		0.1	126.9	—	0.1	—	—	(0.1)	127.0
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	7.4	7.4
Purchase of own shares		—	—	—	—	—	—	(0.1)	(0.1)
Balance as at 31 December 2020 (revised*)		0.5	265.1	68.6	(2.4)	25.4	0.2	271.7	629.1
Profit for the year		—	—	—	—	—	—	4.4	4.4
Other comprehensive income		—	—	—	—	5.7	—	0.3	6.0
Total comprehensive income for the year		—	—	—	—	5.7	—	4.7	10.4
Issue of ordinary shares, net of share issue costs		—	3.2	—	0.2	—	—	(0.2)	3.2
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	13.4	13.4
Balance as at 31 December 2021		0.5	268.3	68.6	(2.2)	31.1	0.2	289.6	656.1

*	See note 1 ( d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements
For the year ended 31 December 2021, the six months ended 31 December 2020 and the years ended 30 June 2020 and 2019

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Cash generated from operations	25	72.2	33.1	65.4	82.8
Net income taxes (paid) / received		(9.3)	0.2	(2.4)	(13.5)

Net cash inflow from operating activities		62.9	33.3	63.0	69.3

Investing activities
Investment income		0.3	0.2	0.7	0.6
Purchase of property, plant and equipment		(34.5)	(11.5)	(12.7)	(17.7)
Purchase of intangible assets		(25.3)	(13.0)	(23.0)	(21.8)
Transfer of cash from / (to) escrow in respect of future capital expenditure		—	0.4	(0.6)	4.5
Purchase of investments	16	(0.1)	—	(2.2)	—
Reimbursement of leasehold improvement costs		13.2	1.7	—	—
Net cash outflow arising from acquisitions	29	(245.1)	—	(110.3)	(14.6)

Net cash outflow from investing activities		(291.5)	(22.2)	(148.1)	(49.0)

Financing activities
Dividends paid	24	—	—	(25.0)	(24.9)
Principal element of lease obligations		(8.8)	(3.8)	(6.8)	—
Interest element of lease obligations		(1.5)	(0.5)	(0.9)	—
Interest paid		(0.7)	(0.6)	(0.8)	(0.1)
Proceeds on issue of shares, net of issue costs		3.2	127.0	111.2	1.4
Facility arrangement fees		(0.8)	—	—	(0.9)
Utilisation of revolving credit facility	22	120.0	—	127.0	—
Repayment of revolving credit facility	22	—	(107.0)	(20.0)	—
Purchase of own shares		—	(0.1)	(0.1)	(0.2)

Net cash inflow / (outflow) from financing activities		111.4	15.0	184.6	(24.7)

Net (decrease) / increase cash and cash equivalents		(117.2)	26.1	99.5	(4.4)

Cash and cash equivalents at beginning of the year / period		211.9	187.3	87.1	90.2
Effect of foreign exchange rates on cash and cash equivalents		0.4	(1.5)	0.7	1.3

Cash and cash equivalents at end of the year / period	(i)	95.1	211.9	187.3	87.1

*	See note 1 (d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
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

F-
10

This change in accounting policy has led to adjustments amounting to a £
2.7
m, £
2.1
m, and £
2.1
m reduction in the intangible assets recognized in the
31

December 2020, 30

June 2020
and
30

June 2019
balance sheets, and to a net £
0.6
m, £
0.1
m and £
0.8
m increase in selling, general and administrative expenses in those respective periods.
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

F-
11

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

F-
12

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

F-1

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

F-1

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

F-1

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

F-1

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

F-1

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

F-1

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

F-1

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
The review resulted in a restatement of prior year financial statements in line with the IFRIC requirements, details of which can be found in note
1d
.
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

F-

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
In the current period, acquired intangibles totaling

£
80.6
million
were recognized in relation to the acquisition of BioVision, of which the intangible recognized in relation to the acquired technology was the most significant
(£
77.0
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

F-

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

F-

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

F-2
3

The following table presents the reconciliation of this measure to profit for the year / period:

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Profit for the year / period		4.4	12.8	12.5	44.4
Tax		0.3	2.8	(4.2)	11.2
Finance income		(0.3)	(0.2)	(0.7)	(0.6)
Finance costs		2.7	1.9	2.8	0.3

Operating profit		7.1	17.3	10.4	55.3
Exceptional items, share-based payments and amortization of acquisition intangibles	7	53.3	17.8	43.6	34.9

Adjusted operating profit for the year / period		60.4	35.1	54.0	90.2

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
6. Operating profit
Operating profit for the year / period is stated after charging / (crediting):

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Staff costs	126.2	59.0	90.4	72.8
Cost of inventories recognized as an expense	63.5	30.7	56.2	59.3
Write down of inventories recognized as an expense	3.8	1.6	2.8	1.4
R&D expenditure (excluding UK R&D tax credits)	7.9	5.3	24.9	16.9
UK R&D tax credits	(2.5)	(0.7)	(1.5)	(1.9)
Depreciation of property, plant and equipment	11.0	4.3	7.3	4.8
Amortization of intangible assets	20.9	7.9	15.7	10.5
Depreciation of right-of-use assets	9.1	3.8	6.7	—
Movements arising on financial instruments at fair value through profit or loss	—	(0.4)	—	0.4
Other net foreign exchange differences (including cash flow hedge movements reclassified from other comprehensive income)	(0.8)	1.6	(0.6)	(0.1)

*	See note 1(d) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

F-

Auditor’s remuneration comprised the following:

	Year ended 31 December 2021 £000	Six months ended 31 December 2020 £000	Year ended 30 June 2020 £000	Year ended 30 June 2019 £000
Audit services
—Group and parent company	646	426	279	178
—Subsidiary companies pursuant to legislation	12	—	8	8
—Assurance services in respect of controls work for US complianc e	—	—	200	—

Total audit fees	658	426	487	186
Audit related assurance services
—Interim review	87	63	22	22
—Attestation under s404 of Sarbanes-Oxley Act 2002 and audit of 20-F filing	535	—	—	—
—Services in respect of the Group’s US listing	653	—	76	—
—Other	35	—	—	—
Total assurance-related fees	657	716	98	22
Other services	6	—	1	1

Total auditor remuneration	1,321	1,142	586	209
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

F-2
5

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
(iii) Comprises costs of the strategic ERP implementation which do not qualify for capitalization and, for the year ended 31 December 2021, impairment charges of £2.1m, as a result of a software asset developed as part of the ERP project that was no longer required. Such costs are included within selling, general and administrative expenses. Also included in the year ended 31 December 2021 is £0.6m (six months ended 31 December 2020: £0.7m; year ended 30 June 2020: £0.3m; year ended 30 June 2019: £0.9m) relating to costs associated with the implementation of the SaaS IFRIC as described in note 1(
d
).
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

F-2
6

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
Their aggregate remuneration comprised:

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Wages and salaries	89.4	42.6	69.5	56.0
Social security costs	12.4	6.3	7.1	6.8
Other pension costs	6.5	2.8	4.5	3.5
Share-based payments charge	17.9	7.3	9.3	6.5

Total staff costs	126.2	59.0	90.4	72.8
9. Finance income and costs

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Interest receivable	0.3	0.2	0.7	0.6

Finance income	0.3	0.2	0.7	0.6
Interest expense on lease liabilities*	(1.7)	(1.0)	(1.5)	—
Borrowing costs	(1.0)	(0.9)	(1.3)	(0.3)

Finance costs	(2.7)	(1.9)	(2.8)	(0.3)

Net finance (costs) / income	(2.4)	(1.7)	(2.1)	0.3

*	On 1 July 2019, the Group adopted IFRS 16 ‘Leases’ using the modified retrospective transition method and as a result, comparative figures for the year ended 30 June 2019 have not been restated.

F-2
7

10. Tax

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Current tax
Current income tax charge		11.0	4.1	4.8	9.7
Adjustment in respect of prior years		(2.4)	—	(0.9)	0.2

		8.6	4.1	3.9	9.9
Deferred tax
Origination and reversal of temporary differences		(11.6)	(1.3)	(9.2)	0.4
Adjustment in respect of prior years		1.9	—	0.9	1.1
Effect of tax rate change		1.4	—	0.2	(0.2)

	17	(8.3)	(1.3)	(8.1)	1.3

Total income tax charge / (credit)		0.3	2.8	(4.2)	11.2

*	See note 1( d ) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
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

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised* £m
Earnings
Profit for the year / period	4.4	12.8	12.5	44.4

	Million	Million	Million	Million
Number of shares
Weighted average number of ordinary shares in issue	227.1	220.0	208.0	205.4
Less ordinary shares held by Equiniti Share Plan Trustees Limited	(0.4)	(0.4)	(0.4)	(0.5)

Weighted average number of ordinary shares for the purposes of basic EPS	226.7	219.6	207.6	204.9
Effect of potentially dilutive ordinary shares—share options and awards	2.2	2.4	2.0	1.8

Weighted average number of ordinary shares for the purposes of diluted EPS	228.9	222.0	209.6	206.7

*	See note 1( d ) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
Basic EPS is calculated by dividing the profit after tax by the weighted average number of shares outstanding during the year / period. Diluted EPS is calculated on the same basis as basic EPS but with a further adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than th
e
 average market price of the Company’s ordinary shares during the year / period and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the year / period.

	Year ended 31 December 2021	Six months ended 31 December 2020 (revised*)	Year ended 30 June 2020 (revised*)	Year ended 30 June 2019 (revised*)
Basic EPS	1.9p	5.8p	6.0p	21.7p
Diluted EPS	1.9p	5.8p	6.0p	21.5p

*	See note 1( d ) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

12. Goodwill

	Note	31 December 2021 £m	31 December 2020 £m	30 June 2020 £m	30 June 2019 £m
Cost and carrying amount
At beginning of the year / period		184.3	195.0	120.9	114.2
Additions	29	177.0	0.6	68.3	2.8
Exchange differences		3.5	(11.3)	5.8	3.9

At end of the year / period		364.8	184.3	195.0	120.9

Allocated to BioVision CGU		181.0	—	—	—
Allocated to Group CGU		183.8	184.3	195.0	120.9

At end of the year / perio d		364.8	184.3	195.0	120.9

F-2
9

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
Goodwill is subject to an annual impairment review or more frequently if there are any indications that goodwill might be impaired. The reviews are carried out using the following criteria:

•	The recoverable amount of the CGU is determined from value in use (VIU) calculations;

•	The VIU is calculated by applying discounted cash flow modelling to management’s own projections covering a five year period ; and

•	Cash flows beyond the five year period are extrapolated using a long-term growth rate equivalent to the expected inflationary increases of the economies in which the Group predominantly trades.
The key assumptions considered most sensitive for the VIU calculations are:

•	The Directors’ five year projections; and

•	The pre-tax adjusted discount rate.
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

F-

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

F-

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
within the first 12 months of ownership. This has resulted in a £2.2m reduction in the initial valuation of acquisition intangibles from that originally presented in the consolidated financial statements for the fiscal year ended 30 June 2020 with a corresponding increase in goodwill. In accordance with the requirements of IFRS 3
 ‘Business Combinations’
,
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

F-

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

	Carrying amount £m	Remaining amortization Years
Expedeon CaptSure technology	22.4	14
Expedeon antibody labelling and conjugation technology	15.8	14
Epitomics RabMAb ® technology	8.9	5
Firefly BioWorks Multiplex and assay technology	11.3	8
Roche licence agreement	6.4	7
BioVision Metabolism Assays & Proteins	77.5	10

F-3
3

14. Property, plant and equipment

	Laboratory equipment £m	Office fixtures, fittings and other equipment £m	Cell line assets £m	Leasehold improvements £m	Total £m
Cost
At 1 July 2018	16.0	13.5	—	15.2	44.7
Additions	7.2	4.7	—	4.9	16.8
Disposals	(0.4)	(3.3)	—	—	(3.7)
Exchange differences	0.2	0.2	—	—	0.4

As 30 June 2019	23.0	15.1	—	20.1	58.2
Additions	7.0	1.3	4.2	—	12.5
Acquisitions	0.3	0.1	—	0.2	0.6
Reclassification	(1.4)	—	1.4	—	—
Disposals	—	(1.4)	—	—	(1.4)
Exchange differences	0.4	0.4	—	—	0.8

At 30 June 2020	29.3	15.5	5.6	20.3	70.7
Additions	2.0	0.5	0.6	7.9	11.0
Disposals	—	—	—	(0.2)	(0.2)
Exchange differences	(1.5)	(1.0)	—	(0.3)	(2.8)

At 31 December 2020	29.8	15.0	6.2	27.7	78.7
Additions	5.9	5.3	2.3	21.0	34.5
Acquisitions	0.8	—	—	—	0.8
Disposals	(1.1)	(2.0)	—	—	(3.1)
Exchange differences	0.7	0.2	—	0.5	1.4

At 31 December 2021	36.1	18.5	8.5	49.2	112.3

Accumulated depreciation
At 1 July 2018	10.4	9.2	—	—	19.6
Charge for the year	2.4	2.0	—	0.4	4.8
Disposals	(0.4)	(3.3)	—	—	(3.7)
Exchange differences	0.2	0.2	—	—	0.4

At 30 June 2019	12.6	8.1	—	0.4	21.1
Charge for the year	3.4	2.6	0.3	1.0	7.3
Disposals	—	(1.4)	—	—	(1.4)
Exchange differences	0.1	0.2	—	0.1	0.4

At 30 June 2020	16.1	9.5	0.3	1.5	27.4
Charge for the period	2.0	1.3	0.3	0.7	4.3
Exchange differences	(0.8)	(0.7)	—	—	(1.5)

At 31 December 2020	17.3	10.1	0.6	2.2	30.2
Charge for the year	4.3	2.8	0.6	3.3	11.0
Disposals in the year	(1.1)	(1.5)	—	—	(2.6)
Exchange differences	0.3	0.1	—	(0.2)	0.2

At 31 December 2021	20.8	11.5	1.2	5.3	38.8

Net book value
At 30 June 2019	10.4	7.0	—	19.7	37.1
At 30 June 2020	13.2	6.0	5.3	18.8	43.3
At 31 December 2020	12.5	4.9	5.6	25.5	48.5
At 31 December 2021	15.3	7.0	7.3	43.9	73.5

Included in net book value—Assets under construction
At 30 June 2019	—	—	—	—	—
At 30 June 2020	—	—	1.2	—	1.2
At 31 December 2020	—	—	—	2.9	2.9
At 31 December 2021	—	—	2.3	0.9	3.2

F-3
4

Capital commitments at 31
December
2021 amounted to £
4.0
m (31 December 2020: £
6.9
m; 30 June 2020: £
1.8
m; 30 June 2019: £
nil
).
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

F-3
5

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

F-3
6

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

F-3
7

17. Deferred tax assets and liabilities

	Accelerated capital allowances £m	Cash flow hedges £m	Share -based payments £m	Acquired intangible assets £m	Losses £m	Other temporary differences £m	Total £m
At 1 July 2018 (as previously reported)	(0.8)	—	3.6	(13.2)	1.4	3.4	(5.6)
Revision	0.2	—	—	—	—	—	0.2

At 1 July 2018 (revised*)	(0.6)	—	3.6	(13.2)	1.4	3.4	(5.4)
(Charge)/credit to income	(3.1)	—	0.3	1.4	(0.3)	0.4	(1.3)
Credit to equity	—	0.3	0.1	—	—	—	0.4
Exchange differences	—	—	—	(0.6)	0.2	—	(0.4)

At 30 June 2019 (revised*)	(3.7)	0.3	4.0	(12.4)	1.3	3.8	(6.7)
(Charge)/credit to income	(4.6)	—	2.0	5.6	4.0	1.0	8.0
Charge to equity	—	(0.1)	(1.8)	—	—	(1.4)	(3.3)
Reclassification	(0.5)	—	—	—	—	0.5	—
Arising on acquisition	—	—	—	(12.0)	—	—	(12.0)
Exchange differences	—	—	—	(0.7)	—	0.1	(0.6)

At 30 June 2020 (revised*)	(8.8)	0.2	4.2	(19.5)	5.3	4.0	(14.6)
Credit/(charge) to income	(0.7)	—	1.2	0.8	—	—	1.3
Credit/(charge) to equity	—	(0.2)	0.3	—	—	0.8	0.9
Reclassification	(0.5)	—	—	0.2	(0.3)	0.6	—
Exchange differences	0.1	—	—	0.7	(0.1)	(0.3)	0.4

At 31 December 2020 (revised*)	(9.9)	—	5.7	(17.8)	4.9	5.1	(12.0)
(Charge)/credit to income	(5.3)	—	6.4	5.0	1.2	1.0	8.3
(Charge)/credit to equity	—	—	(4.5)	—	—	0.9	(3.6)
Arising on acquisition	—	—	—	(22.7)	—	(1.6)	(24.3)
Reclassification	0.5	—	—	0.1	—	(0.6)	—
Exchange differences	(0.1)	—	—	0.4	—	0.2	0.5

At 31 December 2021	(14.8)	—	7.6	(35.0)	6.1	5.0	(31.1)

*	See note 1( d ) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.
Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so and an intention to settle net.
Deferred tax balances are comprised as follows:

	31 December 2021	31 December 2020 (revised*)	30 June 2020 (revised*)	30 June 2019 (revised*)
	£m	£m	£m	£m
Deferred tax assets to be recovered
Within 12 months	3.6	7.9	10.1	6.9
After more than 12 months	6.8	7.7	3.6	2.5

	10.4	15.6	13.7	9.4
Deferred tax liabilities to be recovered
Within 12 months	4.6	(0.1)	(3.5)	(1.4)
After more than 12 months	(46.1)	(27.5)	(24.8)	(14.7)

	(41.5)	(27.6)	(28.3)	(16.1)

Deferred tax liabilities (net)	(31.1)	(12.0)	(14.6)	(6.7)

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability or asset is expected to be realized based on rates enacted or substantively enacted by the reporting date.

F-3
8

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

F-3
9

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

F-

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

At 31 December 2021, the Group had an average of 34 days of purchases (3
1
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

F-

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
Hedging reserve
Comprises gains and losses recognized on cash flow hedges and the associated deferred tax assets.

F-

24. Dividends

	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 30 June 2019 £m
Amounts recognized as distributions to the equity shareholders:
Final dividend for the year ended 30 June 2018 of 8.58 pence per share	—	—	—	17.6
Interim dividend for the year ended 30 June 2019 of 3.55 pence per share	—	—	—	7.3
Final dividend for the year ended 30 June 2019 of 8.58 pence per share	—	—	17.7	—
Interim dividend for the year ended 30 June 2020 of 3.55 pence per share	—	—	7.3	—

Total distributions to owners of the parent in the year / period	—	—	25.0	24.9

25. Notes to the cash flow statement

	Note	Year ended 31 December 2021 £m	Six months ended 31 December 2020 (revised*) £m	Year ended 30 June 2020 (revised*) £m	Year ended 30 June 2019 (revised*) £m
Operating profit		7.1	17.3	10.4	55.3
Adjustments for:
Depreciation of property, plant and equipment	14	11.0	4.3	7.3	4.8
Depreciation of right-of-use assets	15	9.1	3.8	6.7	—
Amortization of intangible assets	13	20.9	7.9	15.7	10.5
Impairment of intangible assets	13	3.8	—	14.9	12.8
Loss on disposal of property, plant and equipment	14	0.5	0.2	—	—
Derivative financial instruments at fair value through profit or loss	6	—	(0.4)	—	0.4
Research and development expenditure credit	6	(2.5)	(0.7)	(1.5)	(1.9)
Share-based payments charge	27	17.9	7.3	9.3	6.5
Unrealized currency translation losses / (gains)		0.4	1.0	(1.4)	(1.1)

Operating cash flows before movements in working capital		68.2	40.7	61.4	87.3
Increase in inventories		(6.2)	(3.5)	(1.1)	(6.1)
Decrease / (increase) in receivables		4.0	(7.7)	2.7	(6.1)
Increase in payables		6.2	3.6	2.4	7.7

Cash generated from operations		72.2	33.1	65.4	82.8

*	See note 1( d ) for details related to the retrospective impact of a change in the Group’s accounting policy for cloud computing costs.

F-4
3

Analysis of changes in net (debt) / cash

	Cash and cash equivalents £m	Lease liabilities* £m	Borrowings* £m	Net (debt) / cash £m
At 1 July 2018	90.2	—	—	90.2
Cash flow	(4.4)	—	—	(4.4)
Foreign exchange and other non-cash movements	1.3	—	—	1.3

At 30 June 2019	87.1	—	—	87.1
IFRS 16 implementation	—	(76.2)	—	(76.2)
Additions to leases	—	(58.6)	—	(58.6)
Cash flow	99.5	7.7	(107.0)	0.2
Foreign exchange and other non-cash movements	0.7	(0.7)	0.6	0.6

At 30 June 2020	187.3	(127.8)	(106.4)	(46.9)
Additions to leases	—	(0.5)	—	(0.5)
Cash flow	26.1	4.3	107.0	137.4
Foreign exchange and other non-cash movements	(1.5)	7.0	(0.6)	4.9

At 31 December 2020	211.9	(117.0)	—	94.9
Additions to leases	—	(4.1)	—	(4.1)
Cash flow	(117.2)	10.3	(120.0)	(226.9)
Foreign exchange and other non-cash movements	0.4	0.3	0.8	1.5

At 31 December 2021	95.1	(110.5)	(119.2)	(134.6)

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
The Group has transactions denominated in various currencies with the principal currency exposure being fluctuations in US Dollars (USD), Euros, Japanese Yen and Chinese Renminbi (RMB). Collectively these

F-4
4

currencies make up approximately
90
% of the Group’s revenue and cash inflows. Whilst a large portion of the manufacturing and research and development costs are USD and RMB, giving a natural offset against the currency inflows, the majority of administration costs remain as Sterling leaving an overall net currency inflow in the Group’s cash flows.

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

F-4
5

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

F-4
6

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
or above by Standard & Poor’s.

F-4
7

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

F-4
8

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

F-4
9

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
to the leaving date.

F-

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

F-

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

F-

Fair values of the awards with a performance condition based on
non-market
conditions, for example E
PS, are calculated using the Black-Scholes model.
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

F-5
3

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

F-5
4

Fair values of the awards are calculated using the Black-Scholes model.
The inputs into the models for awards granted in the current year were as follows:

	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020	Year ended 30 June 2019
Share price at grant (pence)	1,345.0	1,397 .0	1,244.6	1,251.0
Expected volatility	32%	39%	34%	26%
Contractual life (years)	0.5 years	1 year	2 years	3 years
Expected dividend yield	0.00%	0.00%	0.82%	0.81%
Risk-free interest rate	0.00%	(0.06)%	0.52%	0.91%

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

F-5
5

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

As
 at 31 December
2021
, contributions of £
1.1
m (31 De
cem
ber 2020: £
0.5
m; 30 June 2020: £
0.5
m; 30 June 2019: £
0.3
m) due in respect of the current reporting period had not been paid over to the schemes.
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

101.9

F-

Other
 net current assets comprised inventory of £
2.8
m, cash of £
2.3
m, trade and other receivables of £
1.9
m and trade payables of £
1.1
m. The goodwill recognized is attributable to the expertise of the assembled workforce, potential future relationships with customers and potential new technology.
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
Marker Gene Technologies, Inc.
On 4 March 2020, the Group acquired 100% of the share capital of Marker Gene Technologies, Inc. (MGT) for total consideration of $2.2m (£1.7m), of which $0.3m (£0.2m) is deferred for 18 months from the acquisition date, $0.7m (£0.6m) in new ordinary shares and $1.2m (£0.9m) in cash. Deferred consideration was settled during the year ended 31 December
2021
.

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

F-

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

F-61