Form 20-F
period 2022-12-31
Abcam plc
filed 2023-03-20
CIK 1492074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2022
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report: 229,309,701 ordinary shares, nominal value of £0.002 per share.
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
Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

i

ii

GENERAL INFORMATION

Except where the context otherwise requires or where otherwise indicated, all references in this Annual Report on Form 20-F (the “Annual Report”) to the terms “Abcam,” the “Company,” the “Group,” “we,” “us,” “our company” and “our business” refer to Abcam plc, together with its consolidated subsidiaries as a consolidated entity.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with U.S. GAAP. Our financial information is presented in pounds sterling. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.21, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2022. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could have actually been purchased upon exchange of pounds sterling at the dates indicated. All references in this Annual Report to “$” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.

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

Our estimates of our addressable market include several key assumptions based on our industry knowledge, industry publications, and third-party research, as well as other surveys. Moreover, these estimates of our addressable market are based on analyzing five specific markets, their current market size value, and their estimated growth rates. These markets include: (1) Immunohistochemistry (a type of tissue diagnostic), (2) Tissue Diagnostic, (3) Diagnostic Specialty Antibody Market, (4) Research Antibodies and (5) Therapeutic Antibodies. The information and data we have relied on in determining our estimates are obtained from: (i) MarketsandMarkets; (ii) Grand View Research; (iii) Market Data Forecast; (iv) Market Study Report; (v) Future Market Insight; (vi) Transparency Market Research; (vii) Mordor Intelligence; (viii) Nova One Advisor; (ix) Research and Markets; (x) Biospace; and (xi) Polaris Market Research. While we believe that our internal assumptions are reasonable, the sources we have relied on may be based on a small sample size and may fail to accurately reflect market opportunities. Moreover, no independent source has verified such assumptions, and we did not commission any of the market and industry data presented in this Annual Report. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed.

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

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “®”or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are contained principally in Item 3.D. “Risk Factors,” Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.” In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements contained in this Annual Report include, but are not limited to, statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations, and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, before deciding to invest in our ADSs. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report.

Risks Relating to Our Business and Industry

We may face challenges in implementing our strategies for revenue growth in light of competitive challenges.

We face significant competition from a diverse and fragmented base of competitors, many of whom focus on specific regions, customers and/or specific product segments. Competitors range from smaller, specialized companies (who may be able to respond more quickly to customers’ specific needs), to large multinational companies (who provide a full suite of products to research labs, which may have greater financial, marketing, operational and research and development resources than we do). Such greater resources may allow our competitors to respond more effectively with new, alternative, or emerging technologies. In addition, consolidation trends in the pharmaceutical, biotechnology and diagnostics industries have created concentrated purchasing decisions for some customers, resulting in increased pricing pressure on us. Moreover, customers may believe that consolidated businesses are better able to compete as sole-source vendors and therefore, prefer to purchase from such businesses. New procurement channels, such as e-procurement and aggregators, may prove more attractive to customers through better delivery of products or blocking other channels where we have strength, and a failure by us to sufficiently engage and participate in these channels may lead to a loss of customer relationships. Failure to anticipate and respond to our competitors’ actions may impact our future sales and earnings, in particular failure to react to competitors strengthening their brand, marketing or customer experience may negatively impact our ability to attract and retain customers.

We are pursuing a number of strategies to maintain and improve our revenue growth, including:

•	increase usage of our research use only (“RUO”) antibodies and grow sales over time;

•	grow our product portfolio and expand within adjacent markets;

•	expand our product offering for diagnostic and biopharmaceutical companies;

•	enhance our digital platform and online presence;

•	strengthen our teams, systems, and infrastructure to support our growth; and

•	selectively pursue strategic acquisitions.

We may not be able to successfully implement these strategies, and these strategies may not result in the expected growth of our business. Failure to anticipate and respond to our competitors’ actions may adversely affect our business, financial condition, and results of operations.

We must develop new products and enhance existing products, adapt to significant technological and innovative changes, and respond to introductions of new products by competitors to remain competitive.

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

There is also a risk that we may invest significant amounts of time and resources into a new product or product enhancement that fails to meet our high-quality standards or does not perform in the way that was intended, which could adversely affect our business. Without the timely introduction of new products, services, and enhancements to existing products or adequately meeting the changing demands of the industry, our offerings will likely become less competitive over time, in which case our competitive position, sales and operating results could suffer. Further, if a competitor were able to create a product or service that either eliminated or reduced the need for RUO antibodies and the related tools and solutions, or if there were an innovative development in the industry that made the use of antibodies no longer necessary for life science research, this could have a material adverse effect on our business and results of operations. Accordingly, we focus significant efforts and resources on the research, development and identification of new products and services that are attractive to our customers and gain acceptance in the markets we serve to further broaden our offerings. It can take significant time to identify an unmet customer need and develop a product to meet that need, and to the extent we fail to adequately anticipate or meet our customers’ needs or fail to obtain desired levels of market acceptance, our business, financial condition, or results of operations could be adversely affected.

Our estimates of our addressable market include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. If any of our assumptions or estimates, or these publications, research, surveys, or studies prove to be inaccurate, then the actual market for our products may be smaller than we expect, and as a result, our product revenue may be limited and our business, financial condition or results of operations could be adversely affected.

Our business may be harmed if our customers discontinue or spend less on research, development, production, or other scientific endeavors.

A majority of our revenue is derived from consumers who are publicly funded through research grants. We have three primary categories of customers including: academic institutions, research institutions and pharmaceutical, biotechnology and diagnostic companies. Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities. For example, the United Kingdom’s (“U.K.”) withdrawal from the European Union (“E.U.”) has caused, and may continue to cause, uncertainty in the European markets regarding the availability of public funding for research, which has had an indirect, but not significant, impact on our U.K. business. Furthermore, the potential U.S. statutory debt limit crisis could create uncertainty in the U.S. markets regarding availability of government grants and other public funding of scientific research. Fluctuations in the research and development budgets of our customers could have a significant effect on the demand for our products. Our customers determine their research and development budgets based on several factors, including the need to develop new products, continued availability of governmental and other funding, competition, and the general availability of resources. If research and development budgets are reduced, or if any funding source were to influence customer selection toward another supplier, the impact could adversely affect our business, financial condition, and results of operations.

We may not successfully identify or integrate acquired businesses or assets into our operations or be able to fully recognize the anticipated benefits of businesses or assets that we acquire.

A key element of our business strategy is to complement our organic growth with acquisitions. We routinely explore acquiring other businesses and assets, and we have completed six acquisitions in the last four years, including: BioVision, Inc. (“BioVision”) in October 2021, Marker Gene Technologies, Inc. in March 2020, the gene editing platform and oncology product portfolio of Applied StemCell, Inc. in January 2020, the proteomics and immunology businesses from Expedeon AG in January 2020, the entire live cell line and lysates portfolio of EdiGene Inc. in July 2019, and Calico Biolabs Inc. in January 2019. In addition, we have acquired minority interests in SomaServe Limited and BrickBio Inc.

However, we may be unable to identify or complete promising acquisitions for many reasons, including any misjudgment of the key elements of an acquisition, competition among buyers, the high valuations of businesses in our industry, the need for regulatory and other approvals or certifications, lack of internal resources to actively pursue all attractive opportunities and availability of capital. When we do identify and complete acquisitions, we may face financial, managerial and operational challenges, including diversion of management attention and resources needed for existing operations, difficulty with integrating acquired businesses, acquiring business that are not consistent with our long-term strategies, integration of different corporate cultures, increased expenses, potential dilution of our brand, assumption of unknown liabilities, indemnities, potential disputes with the sellers and the need to evaluate the financial systems of and establish internal controls for acquired entities. Further, we seek out acquisitions of companies that maintain the same high quality standards that we maintain, and if we misjudge or overestimate a company’s product quality standards, we may not be able to use these products or implement the strategies that were the primary reason for the acquisition, which would lead to a significant loss both financially and in time spent by our teams trying to integrate the product or implement the strategy. There can be no assurance that we will engage in any additional acquisitions or that we will be able to do so on terms that will result in any expected benefits.

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

A regional or global health pandemic, including COVID-19 and its variants which have adversely affected elements of our business, and could severely affect our business, operating results and financial condition due to impacts on our operations and supply chains, as well as actions taken to contain the disease or treat its impact, and the speed and extent of the recovery.

We engage in business globally, which subjects us to a number of unpredictable or unexpected risks and factors outside our control, including risks associated with public health crises such as epidemics and pandemics, including COVID-19 and its variants which have adversely affected global economies, financial markets and the overall environment in which we do business, and the extent to which it may impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic has adversely affected, and may continue to adversely affect, elements of our business (including elements of our operations, supply chains and distribution systems) as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments have taken and are taking. Throughout the COVID-19 pandemic, many employers in our primary locations of business, including the United States, United Kingdom, and China, temporarily closed sites and required their employees to work from home if they were able to do so. Further, as the research community began to focus on COVID-19, other types of research were put on hold, which resulted in many of our customers’ research labs being forced to temporarily shut down or to operate at reduced capacity. These site closures included some of our customers’ labs, which have caused and may continue to cause customers to delay or forego purchases of our products. While many of our customers’ labs have reopened, such labs may be required to continue to operate at reduced capacity, and there can be no assurance that our customers will not be subject to further shutdowns or reductions in capacity in the future, which could have a material adverse effect on our business and results of operations. As a substantial majority of our catalogue revenue is purchased for research use only, these shutdowns and reductions in capacity have negatively impacted the global demand for our products, which resulted in slower than expected revenue growth. As the impact of the COVID-19 pandemic remains uncertain, we may continue to experience slower than normal sales activity.

In an effort to halt the outbreak of COVID-19, many countries throughout the world, including China, placed significant restrictions on travel, including business travel, closed their borders, imposed prolonged quarantines, and many jurisdictions, such as China, may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which has impacted and could significantly impact our ability to support our operations and customers, the ability of our employees to get to their workplaces to produce products and provide services, and the availability of materials for production of our products, as well as significantly hinder or increase the costs associated with our products from moving through the supply chain. Despite the roll out of vaccines in many of our countries in which we operate, due to uncertainties to be dictated by the length of time that the COVID-19 pandemic and related disruptions continue, there can be no assurance that our operations will not continue to be adversely impacted.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as continued vaccine and booster rollouts, impact of vaccine hesitancy, the severity and transmission rate of the virus and variants, and the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, suppliers, and partners. Such impact on our business, cash flows and/or financial condition, and results of operations could be material.

To the extent the COVID-19 pandemic and associated preventive and precautionary measures adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our business depends on our ability to use and access information systems as well as our public websites, and any failure to successfully maintain these systems or public websites or implement new systems or new public websites to handle our changing needs could materially harm our operations.

We depend on standardized procedures and multiple information systems, including our online platform and distribution and Oracle Cloud ERP systems, for our operations, customer service and quality and safety procedures. Furthermore, we rely on information technology systems to process, transmit, store, and protect electronic information, including confidential customer, supplier, employee, or other business information. Through our online platform, we collect and store confidential information that customers provide in order to, among other things, purchase products and services and register on our website.

We are currently updating our systems and processes by implementing Oracle Cloud ERP and other software solutions to replace our legacy IT systems, such as Adminsite (an in house developed inventory system tracking sales order processing and finished goods), on a scale reflecting the increased size, scope and complexity of our operations. The process of migrating away from our legacy systems has disrupted and could continue to disrupt our ability to timely and accurately process information. In addition, we are also updating our public websites. Any significant delay, failure, increase in costs of these projects, any issues in transitioning from our legacy systems to new information systems (which have had and could continue to have a negative impact on our ability to upgrade our information systems) or any issues in transitioning from our current public websites to our new public websites, including those that are customer facing, may consequently adversely affect our business, financial condition, and results of operations, see Item 15. “Controls and Procedures”.

We also utilize other commercially available third-party technology solutions, software, and software systems with some proprietary configurations. We also store data using third-party cloud services. Our information systems and our public websites are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, vandalism, catastrophic events, natural disasters, terrorist attacks, hackers, and other security issues as well as human error. Given the age and lack of support of some of our legacy systems, these risks may be greater. If our new or legacy information systems or our new or our current public websites are damaged, fail to work properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, including inflation-related costs, and we may experience a loss of critical information, customer disruption and interruptions or delays in our ability to perform essential functions and implement new and innovative services. If the cloud service providers we use were to experience unplanned downtime, delays or other issues delivering data to our information technology systems or our public websites, including due to increased usage as a result of COVID-19 pandemic, it could significantly and adversely impact business operations. A compromise of our information systems or those with which we interact could harm our reputation and expose us to regulatory actions and claims from customers and other persons, any of which could adversely affect our business, financial condition, and results of operations.

In addition, we may not have the necessary resources to enhance existing information systems or implement new systems where necessary to handle our increasing volume and/or our changing needs, and as a result we may continue to experience unanticipated delays, complications, and expenses in implementing and integrating our systems. Any interruptions in operations would adversely affect our ability to properly allocate resources and timely deliver our products, which could result in customer dissatisfaction. For example, we implemented a new Oracle Cloud ERP system sales and distribution module, which in the second half of the year ended December 31, 2022 (predominately September and October) interrupted operations and resulted in delays in our ability to ship finished products and collect revenue, and there can be no assurance that we will not encounter such problems in the future. For more information, see Item 5. “Operating and Financial Review and Prospects—Results of Operations” Furthermore, as we currently still rely on certain legacy systems that are no longer supported by the manufacturers, with only a small number of current employees able to maintain these systems. Any failure of these systems could have a significant business impact. The failure to successfully implement and maintain information systems have had and could continue to have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our sales and profit margins, any of which could adversely affect our business, financial condition and results of operations.

Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements.

The integrity and protection of our own data, and that of our customers and employees, is critical to our business. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve. Implementing and maintaining compliance with applicable security and privacy regulations may increase our operating costs and/or adversely impact our ability to market our products and services to customers. Although our computer and communications hardware are protected through physical and software safeguards, they are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses, and similar events. Furthermore, the increase in remote working may also result in additional consumer privacy, IT security, and fraud-related risks. These events could lead to the unauthorized access, disclosure, and use of non-public information.

We could be subject to risks caused by misappropriation, misuse, leakage, falsification, system malfunction or intentional or accidental release or provision of access to or loss of information maintained in our information systems and networks and those of our third-party suppliers. The contractors, consultants, business partners, and/or other third parties that we work with may not maintain the same high-quality physical and software safeguards and information and technology systems and controls to prevent cyber security threats that we maintain. Further, these third parties may be vulnerable to breakdown, intrusions, or other damage or interruption from service interruptions, system malfunctions, natural disasters, terrorism, cyberattack, and telecommunication and electrical failures, as well as security breaches from their own inadvertent or intentional actions. For example, in the year ended December 31, 2022, one of our contractors mistakenly posted the application programming interface (“API”) credentials of some of Abcam’s commercial production and business environments in a public workspace. As a result, there was the potential for an unauthorized third party with knowledge of how to use such API credentials to gain access to sensitive information. While we reported the incident and notified those that could have been affected, we have no evidence to suggest that our systems or any such information was accessed by any unauthorized third party, but we cannot guarantee that such incidents will not have an impact in the future. Furthermore, any companies we acquire may not maintain the same high-quality physical and software safeguards and information and technology systems and controls to prevent cyber security threats that we maintain. There may also be pre-existing cybersecurity incidents or risks that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. In addition, the techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. We are also reliant on the quality of our training of employees to allow them to spot and appropriately respond to cyber security threats.

We have been subject to a number of actual and attempted cyber-attacks such as through phishing scams and require employees to remain vigilant to ensure that such attempts are unsuccessful. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, customers could curtail or cease using its applications, and we could lose trade secrets, the occurrence of which could harm our business. If we are unable to maintain reliable information technology systems and appropriate controls with respect to global data privacy and security requirements and prevent data breaches, we may suffer regulatory consequences in addition to business consequences. As a global organization, we are subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of our business. There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks, and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings and liability under federal or state laws that protect the privacy of personal information, such as the HIPAA and the Health Information Technology for Economic and Clinical Health Act and may result in regulatory penalties. Notice of breaches must be made to affected individuals, the United States Department of Health and Human Services (“HHS”), and for extensive breaches, notice may need to be made to the media or state Attorneys General. Such a notice could harm our brand and reputation and adversely affect our ability to compete.

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

In Europe, laws, regulations, and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the European Economic Area (the “EEA”), the collection and use of personal data is governed by the provisions of the General Data Protection Regulation (the “GDPR”). The GDPR came into effect in May 2018, superseding the European Union Data Protection Directive and imposing more stringent data privacy and security requirements on companies in relation to the processing of personal data of European Union (“EU”) data subjects. The GDPR, together with national legislation, regulations and guidelines of EU member states govern the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer, and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates; providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

Fines for certain violations of the GDPR are significant. e.g., up to 4.0% of a company’s global annual revenue or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by customers and data subjects. European data protection authorities may interpret the GDPR and national laws differently and` impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA. Guidance on implementation and compliance practices is often updated or otherwise revised. From January 1, 2021, we are subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20.0 million / £17.5 million or 4.0% of global turnover.

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

We are also reliant on certain manual processes for collecting and processing data, and any failures in these processes or failure to handle the data collected in accordance with relevant regulations could lead to enforcement actions. Complying with all applicable laws, regulations, standards, and obligations relating to data privacy, security and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in significant fines, reputational damage, and civil lawsuits, any of which may adversely affect our business, financial condition and results of operations. We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to commercialize our products or increase our cost of doing business. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations, and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions or reputational damage. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have rapidly expanded our operations and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources, and internal control over financial reporting functions. Our current and planned personnel, systems, procedures, and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel and maintain manufacturing facilities and distribution networks in several geographic locations. Across a range of business areas, we currently use systems and processes that are overly manual and reaching the limit of their scalability, and as we continue to grow and expand our business, these systems and processes will become outdated and will need to be replaced with more automated and up-to-date systems to maintain our growth. These systems and processes also interact with our inventory management and demand planning, and any failure in these systems or in the transition to updated systems, may make it more likely we do not adequately anticipate and plan for business growth, which has resulted in increased times for order fulfilment or order backlogs, and potentially may reduce customer satisfaction and reduced order conversion. In addition, given the rapid growth of our business on these overly manual systems, there may be certain contractual terms, including royalties, that are not properly monitored. We may not be able to manage our expansion effectively, and failure to update and replace these systems and processes may adversely affect our reputation, business, financial condition, and results of operations.

We are also continuously expanding our product portfolio and establishing and developing these new products requires significant management time and attention. If these products do not achieve the anticipated success or require greater levels of time and investment to reach the expected levels, it could adversely affect our business, financial condition, and results of operations. Failure to appropriately integrate new products and business lines into our existing operations and systems can also affect the success of these products, and failure to adequately anticipate and plan for this integration could affect the success of these products and may also negatively impact our existing product offerings.

Significant interruptions in our operations could materially harm our business, financial condition and results of operations.

Manufacturing, distribution, service, and logistics problems can and do arise, including in light of the COVID-19 pandemic, and any such problems could have a significant impact on our business, financial condition and results of operations. Accordingly, any significant disruptions to the operations of our manufacturing or distribution centers or logistics providers for any reason, including labor relations issues, power interruptions, severe weather, fire or other circumstances beyond our control could cause our operating expenses to increase without coverage or compensation or seriously harm our ability to fulfill our customers’ orders or deliver products on a timely basis, or both. We must also maintain sufficient production capacity in order to meet anticipated customer demand, which carries fixed costs that we may not be able to offset if orders slow, which would adversely affect our operating margins. If we are unable to manufacture or source our products consistently, in sufficient quantities and on a timely basis, our sales, gross margins and our other operating results will be materially and adversely affected. Prompt shipment of our products is also very important to our business. We have experienced problems with or delays in our production, shipping and logistics capabilities, including as a result of the COVID-19 pandemic, and implementation of new systems across a range of business areas to replace processes that are overly manual and reaching the limit of their scalability as we continue to grow and expand our business that resulted in delays in our ability to ship finished products, and there can be no assurance that we will not encounter such problems in the future. If we experience significant delays in our manufacturing, shipping, or logistics processes, this could cause disruption to our customers and damage our current and future customer relationships and may adversely affect our business. Such delays may also adversely impact our new product development. For example, if we were to lose one of our sites where new product development is undertaken, we may not be able to transfer or replicate that product development at another site, with the result of a loss of the time and financial costs of development of the new product. We also use small quantities of high-risk chemicals in the manufacture of certain of our products, which are subject to handling risks, and any disruption in our ability to source or appropriately store these chemicals could adversely affect our manufacturing operations.

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

Our offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications, and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation.

The products we offer are highly exacting and complex due to their biological nature and demanding customer specifications. Providing high-quality products in terms of specificity, sensitivity, and consistency, together with extensive product validation data is a fundamental driver of customer loyalty and our reputation with life science researchers. Our operating results depend on our ability to execute and, when necessary, improve our global quality control systems, including our ability to effectively train and maintain our employees with respect to quality control. A failure of our global quality control systems could result in problems with facility operations or preparation or provision of defective or non-compliant products. In each case, such problems could arise for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with critical materials and components, or environmental factors and damage to, or loss of, manufacturing operations. Such problems could affect production of a particular batch or series of batches of products, requiring the destruction of such products or a halt of facility production altogether.

Our success depends on our customers’ confidence that we can provide reliable, consistently high-quality products, which includes our ability to provide validated data to support our customers’ use of our products. Our reputation and the public image of our products and technologies may be impaired if our products fail to perform as expected or fail to meet our or our customers’ applicable quality criteria, specifications, or performance standards. High-quality reagents, for example, are necessary for critical research progress; unreliable reagents may impede researchers’ ability to reproduce experiments and can lead to wasted time and money. If our products experience, or are perceived to experience, a material defect or error, this could result in loss or delay of sales, damaged reputation, diversion of development resources and increased insurance or warranty costs, any of which could harm our business. These risks are amplified in respect of our new product lines as we implement appropriate quality control criteria. We are reliant to an extent on customer feedback on the quality of our products, and it may take additional time for new products to meet the desired quality. Such defects or errors could also result in our inability to timely deliver products to our customers, which could in turn cause disruptions to our customers’ ability to obtain results, narrowing the scope of the use of our products and ultimately hindering our or their success in relevant markets. Even after any underlying concerns or problems are resolved, any lingering concerns in our target markets regarding our technology, product defects or performance standards could continue to result in lost sales, delayed market acceptance and damaged reputation, among other things. If problems in preparation or manufacture of a product, or failures to meet required quality standards for that product, or other product defects are not discovered before such product is released to our customers, we may be subject to adverse legal or regulatory actions, including halting of manufacture and distribution, restrictions on our operations, civil sanctions, including monetary sanctions, and criminal actions. In addition, such problems or failures subject us to other litigation claims, including claims from our customers for reimbursement for the cost of lost or damaged materials. Our customers also require specific information regarding our products and their uses, and any inaccuracies in this information could lead to products being sold for the wrong uses and may result in our having to refund or replace the products in question. Any of the above problems may adversely affect our reputation, business, financial condition, and results of operations.

If we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand and reputation are of significant importance to the success of our business. We work to set a very high standard for the quality of our products and our ethical business practices, and we believe that this has been crucial to our success. We have employed and will continue to employ different types of consumer experience and interaction touchpoints designed to gauge consumer satisfaction with our products, including our customer website, e-sales and digital marketing, and we also engage in rigorous product validation in order to continue to improve our product quality. We cannot guarantee, however, that these activities will be successful or that we will be able to continue to maintain our brand and reputation as we expect. For example, in the year ended December 31, 2022, we implemented a new branding approach: “progress happens together,” which includes articles and podcasts that are dedicated to bringing scientists together by telling their stories, highlighting the importance of teamwork and collaboration among scientists, and other scientific customer experiences. We cannot guarantee that our new branding approach will be successful or that we will be able to continue to maintain our brand and reputation as we expect. If our brand strength deteriorates, or if our brand is no longer associated with high-quality products, it could lead to fewer publication citations for our products, which could in turn further weaken our brand recognition and reputation. Customers often choose the most-cited brand or product, and if another brand were to overtake ours in frequency of citations, our business could be adversely affected. In addition, our competitors may increase the intensity of their consumer interactions or customer feedback processes, which may force us to increase our advertising spend to engage with our customer base and maintain brand and reputational awareness. Our ability to attract and retain customers is also influenced by our prominence in search engines. Any changes to our prominence in search engines, whether as a result of revised algorithms, improved search engine optimization by our competitors or failure to respond to changes in online activity may negatively impact our brand and reputation or to convert customer interactions into sales.

In addition, any negative publicity relating to our products or services, regardless of its veracity, could harm our brand and the perception of our brand in the market. With an increasing global focus on ethical business practices and good corporate behavior, and with such issues directly influencing consumer behavior, any failure to achieve or maintain the levels of corporate governance, social and environmental impact and corporate behaviors expected of us, including demonstrating dedication to the benefits of diversity, could negatively impact our brand and reputation. If our brand is harmed, we may not be able to gain new customers or continue to maintain positive relationships with our customers, and our business, prospects, financial condition, and results of operations could be materially and adversely affected.

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

Our operating results could be negatively affected by the loss of revenue from a significant number of our customers. Our sales are widely distributed, and many of our customers typically place smaller value orders in high volumes. We have other customers with whom we maintain close business relationships, working closely to build the specific custom tools they need, which will then become part of our product portfolio. These relationships often present larger commercial opportunities, and our operating results could be adversely affected by the loss of a significant number of these customers, particularly during the product development phase. For the year ended December 31, 2022, no single customer accounted for more than 3% of our revenue.

Though we often offer pricing and volume incentives, our customers are generally not obligated to purchase any fixed quantities of products, and they may stop placing orders with us at any time. If a significant number of customers purchase fewer of our products, defer orders, or fail to place additional orders with us for any reason, our sales could decline, and our operating results may not meet our expectations. In addition, if those customers order our products, but fail to pay on time or at all, our liquidity and operating results could be adversely affected.

Our contracts generally do not contain minimum purchase requirements, and the majority of our sales are on a purchase order basis. Therefore, our sales are subject to changes in demand from our customers. The level and timing of orders placed by our customers vary for a number of reasons, including individual customer strategies, the introduction of new technologies, the desire of our customers to reduce their exposure to any single supplier and general economic conditions. If we are unable to anticipate and respond to the demands of our customers, if we have an inadequate supply of products, insufficient capacity in our sites or if we experience any disruptions to our supply chain or distribution network, we may lose customers. Alternatively, we may have excess inventory or excess capacity, and either of these factors may have a material adverse effect on our business, financial condition, and results of operations.

Though we do generate a portion of our sales from long-term contracts, the majority of these contracts are non-exclusive and do not require a minimum purchase volume. This makes it difficult to estimate our customers’ demand for our products and our critical material and component needs. In addition, though we believe customers in our markets display a significant amount of loyalty to a particular product, we may not be able to renew a contract on favorable pricing terms if our competitors reduce their prices in order to procure business, or if a customer insists that we lower the price charged under the contract being renewed in order to retain the contract. In addition, if we enter into a contract with a customer on unfavorable terms, it may harm our ability to negotiate our future contracts with that customer or with other customers. The loss of sales obtained through long-term contracts, or the reduced profitability of such sales could adversely affect our business, financial position and results of operations.

Our business, financial condition and results of operations depend upon the availability of critical materials and components.

Our operations depend upon our ability to obtain high-quality third-party products and materials meeting our specifications and other requirements at reasonable prices, including various components, storage and growth media and other materials. Our ability to maintain an adequate supply of such critical materials and components could be impacted by the availability and price of those materials and maintaining relationships with suppliers. While we may seek to minimize the impact of price increases and potential shortages by, among other things, entering into long-term supply agreements, increasing our own prices and implementing cost-saving measures, our earnings and cash flows could be adversely affected in the event these measures are insufficient to cover our costs. Moreover, while we aim to maintain a large network of product suppliers, we are unable to predict any interruption or disruption in service from our key suppliers, due to for example health epidemics, pandemics, and other outbreaks, including the COVID-19 pandemic. Any interruption or disruption in service from particular suppliers of components and materials means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers, to the extent any alternate suppliers acceptable to us and, if applicable, to our customers, even exist. If this occurs, we could expend substantial expense and time in re-establishing relationships with third-party suppliers that meet the appropriate quality, cost and regulatory requirements needed for commercially viable manufacture of our products or in re-designing our products to incorporate different components and materials that are available from third-party suppliers. If we are unable to obtain the materials we need at reasonable prices or at all, we may not be able to produce certain of our products at a marketable price or at all. If our supply of materials and components is adversely affected, including among other reasons, as a result of the COVID-19 pandemic, we could impact our customers’ ability to conduct their research, damage our relationship with current and prospective customers and our operating results and financial condition could be adversely affected.

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

If we experience problems with suppliers, we may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us and possible forward losses on certain contracts. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business, might lead to termination of our supply agreements with our customers and might disrupt the operations of our customers leading to potential claims, any of which could adversely affect our business, financial condition, and results of operations.

We are subject to risks associated with global operations.

We engage in business globally, with 64% and 57% of our catalogue revenue for the years ended December 31, 2021 and 2022, respectively, coming from outside the United States. Global operations subject us to a number of risks, some of which have been and could continue to be exacerbated by the COVID-19 pandemic, as well as international economic, political and labor conditions; currency fluctuations; any unstable banking systems; tax laws (including U.S. taxes on foreign subsidiaries); increased financial accounting and reporting burdens and complexities; unexpected changes in, or impositions of, legislative or regulatory requirements; failure of laws to protect intellectual property rights adequately; inadequate local infrastructure and difficulties in managing and staffing international operations; delays resulting from difficulty in obtaining import or export licenses; limitations on repatriation of funds; tariffs, quotas and other trade barriers and restrictions; transportation delays; operating in locations with a higher incidence of corruption and fraudulent business practices; limitations on our ability to enforce legal rights and remedies with third parties and other factors beyond our control, including terrorism, war (including in light of the continuing conflict between Russia and Ukraine which may divert governmental and other funding from life sciences to the Ukraine military effort), natural disasters, climate change and diseases. Overall demand for our products could be reduced as a result of a global economic recession or political unrest, especially in areas such as healthcare, education and research. In addition, geopolitical conflicts have had an impact on global economic conditions and has led to increased inflationary pressure and rising interest rates, which we expect will lead to an increase in rental payments we owe in connection with certain of our leases as they come up for renewal or rent review, including our headquarters located at Discovery Drive, Cambridge, United Kingdom, the rent for which is up for review during 2023, which may have a negative impact on our financial condition and results of operations. Customers or suppliers may experience cash flow problems, including in light of the COVID-19 pandemic and related response measures, and as a result, customers have and may continue to modify, delay or cancel plans to purchase our products. Any inability of current and/or potential customers to purchase and/or pay for our products due to, among other things, declining economic conditions as a result of inflation, rising interest rates, changes in spending patterns and the effects of governmental initiatives to manage economic conditions may have a negative impact on our financial condition and results of operations.

Changes in U.S. social, political (including as a result of the potential U.S. statutory debt limit standoff), regulatory and economic conditions or laws and policies governing banking and healthcare systems and drug prices, foreign trade, manufacturing and development and investment in the territories and countries where we or our customers operate could adversely affect our business and our operating results.

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

Geopolitical conflicts have had an impact on global economic conditions and has led to increased inflationary pressure and rising interest rates, which may have a negative impact on our financial condition and results of operations.

For example, the United States has recently experienced historically high levels of inflation. The annual inflation rate for the United States was approximately 6.5% for the year ended December 31, 2022. Similarly, the United Kingdom has recently experienced historically high levels of inflation. The annual inflation rate for the United Kingdom was approximately 9.2% for the year ended December 31, 2022 As inflation rates continue to increase or persist for a prolonged period of time, it may continue to affect our expenses, including, but not limited to, employee compensation expenses and benefits as well as increased general administrative costs, such as rents and utilities. In the event inflation continues to increase, we may have to consider increasing the prices of our products and services in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction, or otherwise harm our reputation. Moreover, to the extent inflation has other adverse effects on the market, it may adversely affect our business, financial condition and results of operations.

As a multinational corporation, we are exposed to fluctuations in currency exchange rates, which could adversely affect our cash flows and results of operations.

International markets contribute a substantial portion of our revenue, and we intend to continue expanding our presence in these regions. The exposure to fluctuations in currency exchange rates takes on different forms. International revenue and costs are subject to the risk that fluctuations in exchange rates could adversely affect our reported revenue and profitability when translated into pounds sterling for financial reporting purposes. The majority of our revenue is denominated in U.S. dollars, and the majority of our costs and our borrowings under our revolving credit facility are in British pounds sterling. These fluctuations could also adversely affect the demand for products and services provided by us. As a multinational corporation, our businesses occasionally invoice third-party customers in currencies other than the one in which they primarily do business (the “functional currency”). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. As our international sales grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. In the years ended December 31, 2021 and 2022, currency translation had a negative effect of £10.9 million and a positive effect of £19.0 million, respectively, on revenue due to the exchange rate between Pound Sterling and U.S. Dollar. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”

We are subject to product liability and other claims in the ordinary course of business.

Our business involves risk of product liability, claims related to providing incorrect product information at the time of purchase and other claims in the ordinary course of business arising from the products that we source from various manufacturers or produce ourselves. Furthermore, there may be product liability risks that are unknown, or which become known in the future. Substantial, complex, or extended litigation on any claim could cause us to incur significant costs and distract our management. For example, lawsuits by governmental authorities, employees, shareholders, suppliers, collaborators, distributors, customers, competitors, or others could be very costly and substantially disrupt our business. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing and sales activities and to the extent that we expand our manufacturing operations. We maintain insurance policies and, in some cases, our suppliers, customers and predecessors of acquired companies have indemnified us against certain claims. We cannot assure you that our insurance coverage or indemnification agreements will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the terms and conditions of such insurance or indemnification agreement, as well as the financial viability of our and such third parties’ insurers, as well as legal enforcement under the local laws governing these arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability in developing markets, may not be readily available for purchase or cost-effective for us to purchase. Furthermore, many of our insurance policies are subject to deductibles and retentions. Accordingly, we could be subject to uninsured and unindemnified future liabilities requiring us to provide additional reserves to address such liabilities. An unfavorable result in a case for which adequate insurance or indemnification is not available could adversely affect our business, financial condition, and results of operations.

We are also involved in various disputes, litigation, and regulatory matters incidental to and in the ordinary course of our business, including employment matters, commercial disputes, government compliance matters, environmental matters, and other matters arising out of the normal conduct of our business. Where merited, we will vigorously defend ourselves in such matters. While the impact of this litigation has or may be immaterial, there can be no assurance that the impact of the pending and any future claims will not be material to our business, financial condition, or results of operations in the future.

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

Our success largely depends on the skills, experience, and continued efforts of our management, including our Chief Executive Officer and our senior leadership. The replacement of certain members of our global leadership team would likely involve the expenditure of significant time and financial resources, and the loss of any such individual may significantly delay or prevent the achievement of our business objectives. As we continue to grow, our success also depends on our ability to attract, motivate, and retain highly qualified individuals who will also fit within the Abcam culture. Competition for senior management and other personnel in our industry is intense, and the pool of suitable candidates is limited. If qualified personnel become scarce or difficult to attract or retain in our industry for compensation-related or other reasons, we could experience higher labor, recruiting or training costs. Further, new hires may require significant training and time before they achieve full productivity and may not become as productive as we expect. The failure to attract, retain and properly motivate members of our senior management team and other employees, to find suitable replacements for them in the event of death, illness, or their desire to pursue other professional opportunities, or to maintain our corporate culture as we continue to grow, could have a negative effect on our operating results.

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

We are required under IFRS to test goodwill for impairment at least annually and to review our goodwill, amortizable intangible assets and other investments, including those acquired through acquisition activity, for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill, amortizable intangible assets, and other investments, including those acquired through acquisitions, include significant adverse changes in the business climate and actual or projected operating results and declines in the financial condition of our business.

During the year ended 31 December 2022, assets relating to Firefly BioWorks multiplex and assay technology, were actively marketed, and classified as held for sale. We were not successful in locating a buyer for these assets and a decision was made to discontinue our investment in these products and technology. As such we incurred an impairment charge of £18.3m for the assets classified as held for sale, of which £1.6m and £15.8m related to assets reclassified out of goodwill and amortizable intangibles respectively. For the year ended December 31, 2021, we experienced an impairment charge of £2.1 million as a result of a software asset developed as part of the Oracle Cloud ERP project that was no longer required. In this same period, we experienced an impairment charge of £1.1 million in internally developed technology assets related to AxioMx, Inc. for which the technology developed will not be used. The assets were capitalized in 2020. In addition, for the year ended June 30, 2020, we experienced an impairment charge of £14.9 million that was related to the full impairment of the acquisition intangible in respect of our in vitro monoclonal antibody production technology that we acquired from AxioMx, Inc. in 2015 and subsequent post-acquisition expenditures that were capitalized. This arose following an appraisal of the ability to utilize at scale this technology, whereby, although technical feasibility remains valid, the challenges to realize material commercial returns have resulted in the conclusion not to further pursue active development and substantive utilization of this specific acquired technology.

Our reputation, ability to do business and results of operations may be impaired by improper conduct by any of our employees, agents, or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents, or business partners of ours (including third-party suppliers, distributors or of businesses we acquire or partner with) that would violate U.S. and/or other national laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced corruption to some degree. We may enter new jurisdictions and will need to abide by anti-bribery laws in those jurisdictions. All of our employees are required to undertake regular training on topics like anti-bribery, corruption and data protection legislation, among others. Additionally, we require our suppliers and distributors to sign up and abide by our Supplier and Distributor Codes of Conduct; however, there can be no assurance that our employees, suppliers, and distributors will not engage in improper actions. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions, and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and could cause us to incur significant legal and investigatory fees. In addition, a government may seek to hold us liable as a successor for violations committed by companies in which we invest or that we acquire. We also rely on our suppliers to adhere to our supplier standards of conduct, and material violations of such standards of conduct could occur that could have a material effect on our business, reputation, financial condition and results of operations.

The indemnification provisions of acquisition agreements by which we have acquired companies or businesses may not fully protect us, and we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies or businesses require the former owners to indemnify us against certain liabilities related to the operation of the company or business before we acquired it. In most of these agreements, however, the liability of the former owners is limited, and certain former owners may be unable to meet their indemnification responsibilities. While we have limited escrow and retention agreements in place relating to our acquisitions, these may not be enough to cover our exposure if a significant liability arose in connection with any acquisition agreement. We cannot assure you that these indemnification provisions, escrow agreements and retention agreements will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our business, financial condition and results of operations.

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

We are affected by various U.S. and non-U.S. taxes, including direct and indirect taxes imposed on our global activities, such as corporate income, withholding, customs, excise, value-added, sales and other taxes. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is not fully certain, or an alternative calculation has been applied.

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

We carry out extensive research and development activities, and as a result, we benefit in the United Kingdom from HMRC’s research and development expenditure credit (“RDEC”), which provides relief against U.K. corporation tax. Broadly, RDECs provide a tax credit currently equal to 13% of “qualifying research and development expenditure” (expected to increase to 20.0% for qualifying research and development expenditure incurred after April 1, 2023) by certain companies where certain criteria are met. Based on criteria established by HMRC, a portion of expenditures incurred in relation to our research and development and manufacturing development activities are eligible for RDEC relief. Our qualifying research and development expenditures largely consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive revenue and are loss generating. To the extent a company cannot utilize the RDEC against U.K. corporation tax, then certain rules apply that allow the RDEC to reduce the tax liability of certain specified taxes, and to the extent it is not possible to utilize the RDEC in full, then the net tax credit is repaid to the company by HMRC.

We also benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.

If, however, there are unexpected adverse changes in U.K. tax legislation governing the RDEC scheme or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, in full or in part, then our business, results of operations and financial condition may be adversely affected. In particular, HM Treasury and HMRC launched a consultation in January 2023 entitled “R&D Tax Reliefs Review, Consultation on a single scheme” which seeks views on the possible merger of the RDEC scheme and the “SME R&D Relief” scheme applicable to “small and medium” sized companies, the outcome of which is currently uncertain. If it is decided to merge the schemes, any new regime is expected to apply with effect from April 1, 2024.

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

Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including with respect to the Inflation Reduction Act which, among other changes, introduced a 15% corporate minimum tax on certain U.S. corporations and a 1% excise tax on certain stock redemptions by U.S. corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, uncertainties regarding the geographic mix of earnings in any particular period, and other factors, our estimates of effective tax rate and income tax assets and liabilities may be incorrect and our financial statements could be adversely affected. The impact of the factors referenced in the first sentence of this paragraph may be substantially different from period-to-period.

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

We are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state, and foreign agencies.

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

Generally, we are subject to various local, state, federal, foreign, and transnational laws and regulations, which include the requirements of the FDA, the HHS and other comparable agencies and, in the future, any changes to such laws and regulations could adversely affect us. In particular, for a very small number of our products which are regulated as non-RUO medical devices, we are subject to laws and regulations concerning current good manufacturing practices and certain other requirements applicable to medical devices. We also maintain certain quality management systems accreditations at our facilities in Cambridge, United Kingdom, Hangzhou, China (ISO9001) and Fremont, California (ISO13485). Our subsidiaries may be required to register for permits and/or licenses with and may be required to comply with the laws and regulations of, the FDA, the HHS, foreign agencies and/or comparable state agencies as well as certain accrediting bodies depending upon the type of operations and location of product distribution, manufacturing, and sale. The manufacture, distribution, and marketing of certain of our products are subject to extensive ongoing regulation by the FDA and other equivalent local, state, federal and non-U.S. regulatory authorities. In addition, we are subject to inspections by these regulatory authorities and audits by notified bodies. Failure by us or by our customers to comply with the requirements of these regulatory authorities or quality accreditation agencies, including without limitation, remediating any inspectional observations to the satisfaction of these regulatory authorities, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution, restrictions on our operations, civil or criminal sanctions or withdrawal of existing or denial of pending approvals, or certifications including those relating to products or facilities. In addition, such a failure could expose us to contractual or product liability claims, contractual claims from our customers, as well as ongoing remediation and increased compliance costs, any or all of which could be significant.

Although we do not sell such products ourselves, a limited number of our products are classified as in vitro diagnostic medical devices (“IVD”) in the E.U. The E.U. regulatory landscape concerning medical devices (including IVD) recently evolved.

Regulation (E.U.) 2017/746 of the European Parliament and of the Council on IVD and repealing Directive 98/79/EC and Commission Decision 2010/227/EU (“E.U. IVDR”) IVDR became applicable on May 26, 2022. However, on October 14, 2021, the European Commission proposed a “progressive” roll-out of the E.U. IVDR to prevent disruption in the supply of IVD.

Subject to the transitional provisions (i.e., a tiered system extending the grace period for many IVD (depending on their risk classification) before they have to be fully compliant with the EU IVDR) and in order for our products to be sold in the E.U., our products must comply with the general safety and performance requirements of the E.U. IVDR. Compliance with these requirements is a prerequisite to be able to affix the European Conformity (“CE mark”) to our products, without which they cannot be sold or marketed in the EU. All IVD placed on the market in the E.U. must meet the general safety and performance requirements laid down in Annex I to the EU IVDR including the requirement that an IVD must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. IVD must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. To demonstrate compliance with the general safety and performance requirements manufacturers must undergo a conformity assessment procedure, which varies according to the type of IVD and its (risk) classification. Except for (general) IVD (i.e., all IVD other than those covered by Annex II to the EU IVDD and IVD for self-testing), where the manufacturer can self-assess the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a notified body. The notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our IVD. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the IVD, which allows the IVD to be placed on the market throughout the E.U.

If we fail to comply with applicable laws and regulations, we would be unable to affix the CE mark to our products, which would prevent them from being sold within the E.U. The aforementioned E.U. rules are generally applicable in the EEA. Non-compliance with the above requirements would also prevent our IVD from being sold in these three countries.

We are also subject to a variety of federal, state, local and international laws and regulations that govern, among other things, the importation and exportation of products, animal welfare, the handling, transportation, and manufacture of substances that could be classified as hazardous, laws governing government contracts and our business practices such as anti-corruption and antitrust laws. Although we believe that we comply in all material respects with applicable laws and regulations, there can be no assurance that a regulatory agency or tribunal would not reach a different conclusion concerning the compliance of our operations with applicable laws and regulations. In addition, there can be no assurance that we will be able to maintain or renew existing permits, licenses or other regulatory approvals or obtain, without significant delay, future permits, licenses, or other approvals needed for the operation of our businesses. Furthermore, loss of a permit, license, or other approval in any one portion of our business may have indirect consequences in other portions of our business if regulators or customers, for example, cease doing business with such other portion due to fears that such loss is a sign of broader concerns about our ability to deliver products or services of sufficient quality.

Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits, certifications and licenses could have an adverse effect on our business, financial condition, and results of operations. Failure to comply with these laws and regulations can lead to agency action, including warning letters, product recalls, product seizures, monetary sanctions, injunctions to halt manufacturing or distribution, restrictions on our operations, withdrawal of existing or denial of future approvals, permits, certifications or registrations, including those relating to products or facilities and civil and criminal sanctions. To the extent these agencies were to take enforcement action, such action may be publicly available, and such publicity could harm our ability to sell these regulated products globally and may harm our reputation. In addition, such actions could limit the ability of our customers to obtain regulatory clearance, certifications or approval for their products in the United States or abroad and/or our customers may incur significant costs in obtaining or maintaining such regulatory clearances, certifications or approvals in the United States or abroad. In addition, any such failure relating to the products we provide exposes us to direct and third-party product liability claims as well as contractual claims from our customers, including claims for reimbursement for lost or damaged products, as well as potential recall liability, which could be significant. Customers may also claim loss of profits due to lost or delayed sales, although our direct contracts with end customers typically place limits on such claims. There can be no assurance that any such contractual limitation will be applicable or sufficient or fully enforced in any given situation.

Risks Relating to our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely, and will continue to rely, upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our proprietary technologies, products, and potential products. In the aggregate, these intellectual property assets are of material importance to our business. We believe, however, that no single patent, technology, trademark, trade secret, intellectual property asset or license is material in relation to Abcam’s business as a whole. Our success depends, in part, on our ability to secure and maintain patent protection in the United States and other countries with respect to our technology, current products and potential products, and any future potential products and technology we may develop. We seek to protect our proprietary position by filing or collaborating with our licensors to file patent applications in the United States and abroad related to our proprietary technologies, products, and potential products. Our pending and future patent applications may not result in patents being issued which protect our technology or their intended uses or which effectively prevent others from commercializing competitive technologies or products.

The patent prosecution process is expensive, time consuming and complex, and we may not be able to file, prosecute, maintain, defend, enforce, or license all necessary or desirable patents at a reasonable cost or in a timely manner in all desirable jurisdictions. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products in all such fields and jurisdictions.

It is possible that we will fail to identify patentable aspects of our research and development output or fail to take the necessary steps to seek patent protection before it is too late to obtain patent protection. We may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain the rights to patents licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent applications that we own, or in-license may fail to result in issued patents with claims that cover our relevant proprietary products and technology, including current products, potential products, and any future potential products we may develop in the United States or in other foreign countries, in whole or in part. Our existing patents may have issues with claims that fail to cover our relevant proprietary products and technology, including current products, potential products, and any future potential products we may develop in the United States or in other foreign countries, in whole or in part. Alternately, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies. Patents may not be granted for a number of reasons, including known or unknown prior art, deficiencies in the patent application or the lack of novelty of the underlying invention or technology. In addition, publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases, not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications or that we or our licensors were the first to file for patent protection of such inventions.

Even if patents do successfully issue and even if such patents cover our current products, current potential products, and any future potential products we may develop, third parties may challenge their validity, ownership, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable or circumvented. We may become involved in proceedings challenging our owned or licensed patent rights, including, but not limited to, opposition, derivation, reexamination, inter partes review, post grant review or interference. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any of our products and may result in loss of patent rights or freedom to operate, loss of exclusivity, or patent claims being narrowed, invalidated or held unenforceable, any of which could limit our ability to stop others from using or commercializing similar or identical technology and products, or could limit the duration of the patent protection of our technology, products and potential products. Such proceedings also may result in substantial costs and require significant time from our management and employees, even if the eventual outcome is favorable to us. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our products, if approved, or practicing our own patented technology. Our competitors may also be able to circumvent our patents by developing similar or alternative potential products in a non-infringing manner.

The patent position of life sciences companies can be uncertain, involves complex legal, scientific, and factual questions, and is characterized by the existence of large numbers of patents and litigation based on allegations of patent or other intellectual property infringement, misappropriation, violation, or invalidity. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are uncertain. If the patent applications we hold or have in-licensed with respect to our technology products and potential products fail to issue, if the validity, breadth or strength of protection of our patents and patent applications with respect to our technology, products and potential products is threatened or if they fail to provide meaningful exclusivity for any of our current or future technology products and potential products, it could dissuade companies from collaborating with us, encourage competitors to develop competing products or technologies and threaten our ability to commercialize future potential products. Any such outcome could harm our business.

In addition, although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, consultants, collaborators, independent contractors and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may in the future be subject to claims by former employees, consultant, collaborators, independent contractors or other third parties asserting an ownership right in our owned or licensed patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar products, potential products or technology, without payment to us, or could limit the duration of the patent protection covering our products, potential products and technology. Such challenges may also result in our inability to develop, manufacture, or commercialize our products, potential products, and technologies without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products, potential products, or technologies. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Variability and developments in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products and potential products.

As is the case with other companies in our industry, our success depends in part on obtaining, maintaining, enforcing, and defending intellectual property, particularly patents. Obtaining and enforcing patents in the life science industry involves technological and legal complexity, and obtaining and enforcing life science patents is costly, time-consuming, and inherently uncertain. Changes in either the patent laws or their interpretation in the United States or other jurisdictions may increase the uncertainties and costs surrounding the prosecution of our patents, diminish our ability to protect our inventions, obtain, maintain, defend, and enforce our intellectual property rights and, more generally, affect the value of our intellectual property or narrow the scope of our patent rights.

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

Filing, prosecuting and defending patents covering our technology, products and potential products in all countries throughout the world would be prohibitively expensive, and even in countries where we have sought protection for our intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering our products and potential products in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting, and defending patents even in only those jurisdictions in which we develop or commercialize our products and potential products may be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but where enforcement is not as strong as that in the United States or the European Union. These products may compete with our products, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Europe’s planned Unified Patent Court may in particular present uncertainties for our ability to protect and enforce our patent rights against competitors in Europe. In 2012, the European Patent Package, or E.U. Patent Package, regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court, or UPC, for litigation involving European patents. Implementation of the E.U. Patent Package will likely occur in the first half of 2023. Under the UPC, all European patents, including those issued prior to ratification of the European Patent Package, will by default automatically fall under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents and allow for the possibility of a competitor to obtain pan-European injunctions. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. Under the E.U. Patent Package as currently proposed, we will have the right to opt our patents out of the UPC over the first seven years of the court’s existence, but doing so may preclude us from realizing the benefits of the new unified court.

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

The United States and many other countries have provisions that exempt certain activities from patent infringement. For example, in the United States, “safe harbor” provisions shield infringement activities that are reasonably related to obtaining regulatory approval for certain medicinal products. This may limit our ability to stop others from using our technology, products, and potential products. Third parties might use our patented technology, make, and sell our patented products or otherwise perform an act that infringes one or more of our patents. We may not have sufficient financial or other resources to conduct appropriate litigation or other proceedings to stop such infringing acts. This could diminish the value of our patents.

We depend on proprietary technology licensed from others. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products.

We are a party to certain license agreements for certain intellectual property and proprietary technology, and we may enter into additional agreements, including license agreements, with other parties in the future that impose diligence, development and commercialization timelines, milestone payments, royalties, insurance and other obligations on us. If we fail to comply with our obligations to our licensors or any of our other current or future collaborators, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product, potential product or other technology that is covered by these agreements, which could adversely affect the value of the potential product being developed under any such agreement, or we may face claims for monetary damages or other penalties under these agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favorable terms or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. In addition, such an event may cause us to experience significant delays in the development and commercialization of our products, potential products or technologies or incur liability for damages. If any such license is terminated, our competitors or other third parties could have the freedom to seek regulatory approval of, and to market, products and technologies identical or competitive to ours, and we may be required to cease our development and commercialization of certain of our products, potential products or technologies.

We may rely on third parties from whom we license proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them. We may have limited control over these activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights or defend certain of the intellectual property that may be licensed to us. It is possible that the licensors’ infringement proceeding, or defense activities may be less vigorous than if we conduct them ourselves.

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

Competitors or other third parties may infringe, misappropriate, or otherwise violate our patents or other intellectual property. If we or one of our licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our products or potential products, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in European countries, defendant counterclaims alleging invalidity or unenforceability are commonplace. Third parties may initiate invalidity proceedings even in the absence of infringement proceedings. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, lack of written description, non-enablement, or lack of entitlement. Third parties might allege unenforceability of our patents in the United States because during prosecution of the patent an individual connected with such prosecution withheld relevant information or made a misleading statement. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable.

If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products, potential products and other technology, which may allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or could require us to obtain license rights from the prevailing party in order to be able to manufacture or commercialize our products, potential products or technologies without infringing third-party patent rights. Even if a defendant does not prevail on a legal assertion of invalidity or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others. Furthermore, many of our current and potential competitors may have, or may gain, the ability to dedicate substantially greater resources to enforce and defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. Our patents and other intellectual property rights also will not protect our technology, products, and potential products if competitors design around our protected technology, products and potential products without infringing our patents or other intellectual property rights.

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

Third parties may assert claims against us alleging infringement, misappropriations or other violations of their patents and proprietary rights, or we may need to become involved in lawsuits to defend or enforce our patents, either of which could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our products and potential products or prohibit our use of proprietary technology or sale of products.

Our commercial success depends, in part, upon our ability to develop, manufacture, market and sell our products and other technologies without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe, misappropriate, or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the life science industry is common, including patent infringement lawsuits, interferences, derivation, and administrative law proceedings, inter partes review and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. The various markets in which we plan to operate can be subject to litigation regarding patents and other intellectual property rights. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. In addition, many companies in intellectual property-dependent industries, including the life science industry, have employed intellectual property litigation as a means to gain an advantage over their competitors. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

We may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product or potential product unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our products, potential products, or technologies may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies, products and potential products infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover aspects of our products, potential products or technologies, the holders of any such patents may be able to prohibit our commercialization of the applicable product, potential product or technology until such patent expires or is finally determined to be invalid or unenforceable or unless we obtained a license.

In addition, defending such claims would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages if we are found to be infringing a third party’s patent rights. These damages potentially include royalties, increased damages (possibly treble damages) and attorneys’ fees if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us, our development, manufacturing, or sales activities relating to the product, potential product or technology that is the subject of the suit may be delayed or terminated, as parties making claims against us may obtain injunctive or other equitable relief. As a result of patent infringement claims, or in order to avoid potential infringement claims, we may choose to seek, or be required to seek, a license from the third party, which may require payment of substantial royalties or fees, or require us to grant a cross-license under our intellectual property rights. These licenses may not be available on reasonable terms or at all. Even if a license can be obtained on reasonable terms, the rights may be nonexclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we could be prevented from commercializing one or more of our products, potential products or technologies, or forced to modify such products or potential products, or to cease some aspect of our business operations, which could harm our business significantly. We might also be forced to redesign or modify our products, potential products or technologies so that we no longer infringe the third-party intellectual property rights, which may result in significant cost or delay to us, or which redesign or modification could be impossible or technically infeasible.

Even if we were ultimately to prevail, any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, importing, marketing or otherwise commercializing our products, potential products, services, and technology. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors view these announcements in a negative light, the price of our common stock could be adversely affected. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

Our trade secrets may be misappropriated or disclosed, and confidentiality agreements with employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and confidential know-how are difficult to protect, and we have limited control over the protection of trade secrets and confidential know-how used by our licensors, collaborators, and suppliers.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors, and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. For example, one of our contractors mistakenly posted the API credentials of some our commercial production and business environments in a public workspace. As a result, there was the potential for an unauthorized third party with knowledge of how to use such API credentials to gain access to our confidential information. While we reported the incident and notified those that could have been affected, we have no evidence to suggest that our systems or any such information was accessed by any unauthorized third party, but we cannot guarantee that such incidents will not have an impact in the future. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our competitive position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable, and the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Courts outside the United States are sometimes less willing to protect proprietary information, technology and know-how. Furthermore, if any of our trade secrets and confidential know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be harmed.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties, and we may be subject to claims asserting ownership of what we regard as our own intellectual property.

We do and may employ individuals who were previously employed at universities or other life science companies, including our licensors, competitors, or potential competitors. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, consultants, collaborators, independent contractors and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us and to not use the know-how or confidential information of their former employer or other third parties, we may be subject to claims that we or our employees, consultants, collaborators or independent contractors have inadvertently or otherwise used or disclosed know-how or confidential information of their former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property, which could result in customers seeking other sources for the technology, or in ceasing from doing business with us. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or potential product. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful, litigation could result in substantial cost and reputational loss and be a distraction to our management and other employees. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, financial condition, and results of operations.

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

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

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

Should any of these events occur, they could have an adverse effect on our competitive position, business, financial condition, or results of operations.

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

The initial public offering price for the ADSs was determined through negotiations between the underwriters and us. If you purchased at the initial public offering price, you may not be able to resell those ADSs at or above that price. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

•	operating results that vary from our financial guidance or the expectations of securities analysts and investors;

•	the financial performance of the major end markets that we target;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	changes in government regulations;

•	financing or other corporate transactions;

•	the loss of any of our key personnel;

•	sales of our ADSs or ordinary shares by us, our executive officers and board members, holders of our ADSs or our shareholders in the future;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	other events and factors, many of which are beyond our control; and

•	the delisting of our ordinary shares from trading on AIM which was effective from December 14, 2022.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, the stock market in general, and pharmaceutical, biotechnology and diagnostics companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of the holders of our ADSs were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.

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

If securities or industry analysts initiate coverage and publish inaccurate or unfavorable research about our business, the price of our ADSs and our trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts initiate coverage, or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs could decrease, which might cause the price of our ADSs and trading volume to decline.

There may be significant price volatility associated with ADSs representing our ordinary shares or lower liquidity given the AIM delisting.

Currently, our ADSs are trading on Nasdaq. Our ordinary shares were also listed on the AIM market of the London Stock Exchange until December 14, 2022, when the shares were delisted from AIM in an effort to enhance liquidity of trading by combining all transactions on Nasdaq and to reduce costs through removing duplicative listing and compliance fees. Following the AIM delisting, there is no trading market for our ordinary shares. As of December 31, 2022, 213,886,386 of our ordinary shares were converted into ADSs. Given that only those shares outstanding in the form of ADSs are tradeable on Nasdaq, the trading volume of our ADSs is uncertain and may be volatile, which may impact price volatility.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers, some investors may find the ADSs less attractive, and there may be a less active trading market for the ADSs.

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

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting, and other expenses.

As discussed above, we are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to a U.S. domestic issuer by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of the Nasdaq, which could cause investors to lose confidence in our public reports and could have a material adverse effect on the trading price of our ADSs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

For the year ended December 31, 2021, we disclosed six material weakness in our internal control over financial reporting. As of December 31, 2022, three of those material weaknesses remain: Inventory (first disclosed in our Annual Report on Form 20-F in 2021), Revenue and Accounts Receivable (first disclosed in our Annual Report on Form 20-F in 2021), and Information Technology (“IT”) General Controls (“ITGC”), including Adminsite (an in house developed sales order processing and finished goods inventory system) (first disclosed in our Registration Statement Form F-1 in 2020). See Item 15. “Controls and Procedures” for more information.

We cannot give assurance that the measures we are taking to remediate the aforementioned material weaknesses will be sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation measures. Obstacles including complexities in our operational environment, challenges in fully transitioning to the Oracle Cloud ERP system globally, and resource constraints to complete an effective risk assessment process and implement controls in a timely manner may require further remediation efforts, all of which individually and in aggregate may increase implementation time.

With respect to (i) Inventory, we plan to implement measures intended to improve incorporation of stock data and controls into the Oracle Cloud ERP environment, continuing to evaluate and refine the design, implementation, and documentation of the internal controls to help ensure controls address the relevant risks, and continue training to reenforce expectations regarding appropriate evidence of the performance of the controls, including proper evidence over the completeness and accuracy of data within key reports leveraged in the execution of internal controls; (ii) Revenue and Accounts Receivable, we plan to implement and roll out the final key pieces of our Oracle Cloud ERP system globally, specifically covering pricing, promotions, and discounts, and conduct a review of the current internal controls within this area to ensure the controls address the relevant risks and are properly designed and implement controls which incorporate the new process imposed by the system, including new reports; and (iii) ITGC, including Adminsite (an in house developed sales order processing and finished goods inventory system), we plan to enhance privileged access and change management reviews, globally implement and roll out the final key pieces of our Oracle Cloud ERP system (including those covering pricing, promotions, and discounts), to enable elimination of Adminsite as one of our information systems relevant to preparation of our financial statements, and design and implement new ITGC controls for the new Oracle Cloud ERP system components. See Item 15. “Controls and Procedures” for more information.

In undertaking complex system implementations across the inventory, revenue and accounts receivable, and our information technology and information technology general controls, we may have interruptions in our existing operational processes impacting critical data and information from being captured or reported on a timely basis if at all, which could have a material adverse effect on our business, reputation, results of operations. Furthermore, the operation of existing controls over financial reporting may be temporarily impacted as we implement new processes and controls. For example, it may take longer than anticipated to deploy the required integrations between various system components. During new system deployment initial data quality may be insufficient to allow the effective operation of internal controls over financial reporting. The development of system generated reports required for the operation of such controls may take longer than anticipated. Relatedly, as the deployment of new systems and processes will be phased in through the coming year and, as a result, we may not be able to operate the complete suite of internal controls over financial reporting, in particular IT general controls, across the whole of the year, if at all.

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

We continue to incur increased costs as a result of operating as a non-U.S. public company in the United States and loss of our status as an emerging growth company as of December 31, 2021, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a non-U.S. public company in the United States, we incur significant legal, accounting, and other expenses, and as a result of our ceasing to qualify as an emerging growth company as of December 31, 2021. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time consuming and costly. Moreover, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

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

As of December 31, 2021, we no longer qualified as an emerging growth company. To achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and as part of our efforts to remediate the material weaknesses we have identified, we have had to dedicate internal resources, engage outside consultants and adopt a detailed work plan to evaluate and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we have not been able to conclude that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to implement and maintain effective remediations to our internal control over financial reporting and to mitigate the identified material weaknesses could continue to adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting. If we identify any additional material weaknesses, or we are unable to remediate the existing material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

A significant portion of our total issued and outstanding ADSs are eligible to be sold into the market, which could cause the market price of our ADSs to drop significantly, even if our business is doing well.

Sales of a substantial number of our ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of our ADSs. As of December 31, 2022, we had 229,309,701 ordinary shares (including those represented by ADSs) outstanding. All of our ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be control or restricted securities under the Securities Act. Control or restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ADSs.

If we issue shares in future financings, shareholders may experience dilution and, as a result, our ADS price may decline.

We may from time-to-time issue additional shares at a discount from the trading price of our shares. As a result, our shareholders would experience immediate dilution upon the issuance of any of our shares at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt or equity securities. If we issue shares or securities convertible into shares of our share capital, our shareholders would experience additional dilution and, as a result, our ADS price may decline.

Because we may not pay any cash dividends on our ADSs in the future, capital appreciation, if any, may be the sole source of gains and our ADS holders may never receive a return on your investment.

Under current U.K. law, a company’s accumulated realized profits, so far as not previously utilized by distribution or capitalization, must exceed its accumulated realized losses so far as not previously written off in a reduction or reorganization of capital duly made (on a non-consolidated basis), before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. As a result, capital appreciation, if any, on our ADSs may be the sole source of gains for ADS holders, and such ADS holders will suffer a loss on their investment if an ADS holder is unable to sell the ADSs that the ADS holder holds at or above the price the ADS holder acquired the ADSs the ADS holder holds. See Item 8.A. “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Our ADS holders may not be able to exercise the right to vote their ordinary shares underlying the ADSs that the ADS holder holds.

ADS holders may only exercise voting rights with respect to the ordinary shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the ordinary shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the ordinary shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. However, an ADS holder may not know about the meeting far enough in advance to withdraw those ordinary shares, and after such a withdrawal you would no longer hold ADSs, but rather would directly hold the underlying ordinary shares. An ADS holder also may not know about the meeting far enough in advance to request a temporary registration.

The depositary will try, as far as practical, to vote the ordinary shares underlying the ADSs as instructed by the ADS holders. In such an instance, if we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to our ADS holders. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that our ADS holders can instruct the depositary to vote such ADS holder’s ordinary shares or to withdraw such ADS holder’s ordinary shares so that such holder can vote them directly. If the depositary does not receive timely voting instructions from an ADS holder, it may give a discretionary proxy to a person designated by us to vote the ordinary shares underlying the ADS holder’s ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be adversely affected. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that an ADS holder may not be able to exercise any right to vote that the holder may have with respect to the underlying ordinary shares, and there may be nothing an ADS holder can do if the ordinary shares underlying the ADS holder’s ADSs are not voted as such holder requested. In addition, the depositary is only required to notify ADS holders of any particular vote if it receives notice from us in advance of the scheduled meeting.

Holders of the ADSs will not directly hold our ordinary shares, and as such will not be able to exercise the pre-emptive subscription rights related to the ordinary shares that they represent and may suffer dilution of their equity holding in the event of future issuances of our ordinary shares.

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

Rather, the depositary is required to endeavor to sell any such subscription rights that may accrue to the ordinary shares underlying the ADSs and to remit the net proceeds therefrom to the ADS holders pro rata. In addition, if the depositary is unable to sell rights, the depositary will allow the rights to lapse, in which case you will receive no value for these rights. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in ordinary shares or cash but will receive whichever option we provide as a default to shareholders who fail to make such an election.

Purchasers of ADSs may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for our ADSs has agreed to pay to purchasers of ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Purchasers of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights, or anything else to holders of our ADSs, which means that purchasers of ADSs may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to them. These restrictions may have a material adverse effect on the value of a purchaser’s ADSs.

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

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If an ADS holder or any other ADS holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, such an ADS holder or such other ADS holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

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

ADS holders have limited choice of forum, which could limit an ADS holder’s ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, the ADS holder irrevocably agrees that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. This choice of forum provision may increase the ADS holder’s cost and limit the ADS holder’s ability to bring a claim in a judicial forum that the ADS holder finds favorable for disputes with us, the depositary or our and the depositary’s respective directors, officers, or employees, which may discourage such lawsuits against us, the depositary and our and the depositary’s respective directors, officers or employees. However, it is possible that a court could find such choice of forum provisions to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable.

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

We are incorporated under English law. The majority of our assets are located outside the United States. The majority of our management and board of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

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

Based on the nature and composition of our income, assets and operations and the income, assets and operations of our subsidiaries, we do not believe that we were a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”), for the taxable year ending December 31, 2022, and we do not expect to be a PFIC in the foreseeable future. However, this is a factual determination that depends on, among other things, the nature and composition of our income and assets, and the market value of our shares and assets, including the nature and composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time. Therefore, no assurance can be given that we were not a PFIC for the taxable year ended December 31, 2022, or will not be classified as a PFIC for the current taxable year or any future taxable year.

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

If a United States person (as defined in the Internal Revenue Code of 1986, as amended) is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the ordinary shares or ADSs, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (a “CFC”) in our group (if any). Under current law, if our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs regardless of whether or not we are treated as a CFC. A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether the Company makes any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist holders of the ordinary shares or ADSs in determining whether we or any of our

non-U.S. subsidiaries are treated as a CFC or whether any holder of the ordinary shares or ADSs is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. A U.S. Holder should consult its advisors regarding the potential application of these rules to an investment in the ordinary shares or ADSs.

Item 4. Information on the Company

A. History and Development of the Company

We were incorporated as a private limited company with the legal name Tayvin 103 Limited under the laws of England and Wales on February 12, 1998, with the company number 03509322. On March 26, 1998, we changed our company name to Abcam Limited, and on October 26, 2005, we reregistered as a public listed company with the name Abcam plc. Our principal office is located at Discovery Drive, Cambridge Biomedical Campus, Cambridge, United Kingdom, CB2 0AX, and our telephone number at this address is +(44) 1223 696000. We listed our American Depository Shares “ADSs” on the Nasdaq Global Select Market in October 2020, which trade under the symbol “ABCM.” Our ordinary shares were also listed on the AIM market of the London Stock Exchange until December 14, 2022, when the shares were delisted from AIM in an effort to enhance liquidity of trading by combining all transactions on Nasdaq and to reduce costs through removing duplicative listing and compliance fees. Our website address is www.corporate.abcam.com. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our agent for service of process in the United States is Abcam Inc., 152 Grove Street, Suite 1100, Waltham, Massachusetts 02453, United States of America.

We have made, and intend to continue to make, strategic acquisitions in our existing and adjacent customer markets to solidify our current market presence and expand into new markets. In October 2021, we acquired BioVision, Inc., a leading innovator of biochemical and cell-based assays, and developer, producer, and seller of a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds, for cash consideration of $349.9 million, on a cash free, debt free basis, adding one of our largest suppliers to our in-house portfolio. In addition, we completed the following acquisitions:

•	March 2020: Marker Gene Technologies, Inc., a company specializing in assay kits;

•	January 2020: The proteomics and immunology businesses of Expedeon AG (the “Expedeon Acquisition”) for £104.2 million;

•	January 2020: certain business assets of Applied Stem Cell, Inc. (“Applied Stem Cell”), a gene editing platform and oncology product portfolio;

•	July 2019: the entire live cell line and lysates portfolio of EdiGene; and

•	January 2019: Calico Biolabs, Inc., a custom antibody company.

For a description of our principal capital expenditures and divestitures for the years ended December 31, 2022 and 2021 and for those currently in progress, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

We are a global life science company focused on identifying, developing, and distributing high quality reagents and tools for our customers at the forefront of life science research. Our products are used by researchers to study biological pathways, which is critical for scientific research, diagnostics, and drug discovery. Our mission is to provide life science researchers with highly validated products and services to advance biological research and achieve their goals faster. We do this by continuously innovating and providing our customers with high-quality tools, together with providing expert customer support. Our product offering includes an extensive portfolio of antibodies and related protein research tools that are fundamental to our customers’ research and experimental workflow. Our customers are primarily scientists and researchers in academic institutions, research institutes and pharmaceutical, biotechnology and diagnostics companies.

Headquartered in Cambridge, United Kingdom, we operate across 13 locations around the world, supported by our world-class team of approximately 1,800 employees (including day-rate contractors), including over 150 with PhDs, and have served customers in over 130 countries.

Our addressable market can be broadly classified into two categories, based on the application of our products and type of customer they serve:

•

Research use only (“RUO”) proteomic tools. These products include protein binding reagents, such as primary and secondary antibodies and singleplex immunoassays, and related reagents, such as conjugation kits, proteins, peptides, lysates, cell lines and biochemicals. Our research products are used to help detect, quantify, visualize, and modify proteins in scientific research experiments, and enable our customers to develop insights about targets and pathways of interest. Our customers include academic labs for scientific research and clinical labs in pharmaceutical and biotechnology companies working in the drug discovery and diagnostic markets. Our catalogue revenue, the substantial majority of which is purchased for RUO, accounted for 94% of our total revenue for the year ended December 31, 2022.

•

Antibody development for clinical application. In recent years, through the custom development of new antibodies and the out licensing of our existing antibodies to biopharmaceutical and diagnostic companies, we have extended the commercial potential of our products into these markets. The substantial majority of our Custom Products and Licensing revenue, which includes custom development services, in vitro diagnostic medical devices (“IVD”) sales and royalty and license income, is generated from these activities, and accounted for 6% of our total revenue for the year ended December 31, 2022.

We have developed an industry leading innovation platform that is informed by data analytics, research area specialists and the relationships we have built with our customers, enable us to anticipate and align our innovation efforts with our customers’ research priorities. Today, nearly all of our primary antibody innovation pipeline is driven by our proprietary algorithms that interrogate a wide variety of internal and external data sources, including research literature and our web data, to predict product and market demand, which inform our development efforts. We leverage this data to anticipate which tools researchers will need in the future in order to help advance their research, as well as to identify breakthrough opportunities in areas where there is a lack of high-quality products or where we identify custom opportunities in collaboration with our customers.

We offer a large and differentiated portfolio of approximately 90,000 products as of December 31, 2022. Our flexible sourcing model enables us to grow our product offering in line with researchers’ needs. This is achieved by developing and manufacturing in-house products, as well as sourcing products from our suppliers. We demand high product quality standards from our suppliers, and we enhance the utility of these products for our customers by providing additional data and product validation as well as by making them available through our global distribution platform and customer service. Over the last several years, we have increased focus on the development of in-house products for research areas we expect to be in high demand by our customers. Notably, our portfolio of proprietary recombinant monoclonal antibodies and immunoassays, which are recognized for their market leading high specificity, sensitivity, and consistency, approximates to over 29,000 of our products as of December 31, 2022. Alongside these highly validated protein binders, we offer additional related tools and reagents that customers require to study biological pathways and diseases. This focus has seen our proprietary portfolio grow to represent 67% of our total revenue for the year ended December 31, 2022, compared to 61% of our total revenue in the year ended December 31, 2021. We are continuously expanding our portfolio to provide our customers with additional solutions and further expand within our addressable markets.

We make our extensive product characterization and validation data available to our customers across our portfolio. This data is sourced by our in-house laboratories, our network of collaborators and independent consumer product reviews. Researchers use this to be able to select the right product for their highly specific needs. Stringent quality control and validation processes are carried out by our global laboratories to check the activity, stability, and performance of our products. Whether it is antibodies, kits, proteins or other products, the validation process is continuous, and the data obtained is made available on our product datasheets and in our protocols. We are continuing to invest in product validation in order to raise quality standards.

Since 2001, we have sold our products and services to customers in over 130 countries through a variety of channels, including our ecommerce sites, a network of distributors and a targeted field sales team. As of December 31, 2022, we estimate a global population of approximately one million life science researchers based within academic, research, government, and biopharmaceutical organizations that we aim to serve. As of

December 31, 2022, we had seven manufacturing facilities and a global distribution network that enables prompt delivery to our customers, with orders generally shipped within 24 to 48 hours of ordering. Our multilingual scientific support team, which is mostly comprised of individuals with PhDs, together with our customer support team are available to help customers around the world with technical and order related queries.

We recorded revenue of £361.7 million, a loss after tax of £8.5 million and Adjusted Operating Profit of £76.3 million for the year ended December 31, 2022. For the year ended December 31, 2021, we recorded revenue of £315.4 million, a profit after tax of £4.4 million and Adjusted Operating Profit of £60.4 million. For the year ended December 31, 2022, our revenue grew by approximately 15% on a reported basis compared to the year ended December 31, 2021. For the definition of Adjusted Operating Profit and a reconciliation of Adjusted Operating Profit to profit for the year, please see Item 5.B. “Liquidity and Capital Resources.”

Products and Services

Catalogue Products

In total, we offer approximately 90,000 products in our catalogue as of December 31, 2022. These catalogue products support the research of proteins in biological pathways. Ultimately, findings from this research can translate into treatments for diseases such as cancer and immune deficiency disorders.

In the year ended December 31, 2022, catalogue sales comprised 94% of our total revenue.

Principal catalogue product lines include the following:

Primary and secondary antibodies

We provide antibodies intended for basic research, or those that are typically used in academic, pharmaceutical and biotechnology laboratories to investigate fundamental scientific questions. High quality research antibodies are critical to scientists’ research and their ability to reproduce experiments, as unreliable research reagents lead to wasted time and money. We strive to offer high-quality antibodies that provide specificity, sensitivity, and consistency, which helps to increase confidence in research outcomes and reduce waste across the industry.

Conjugated antibodies and conjugation kits

Conjugation is the process of attaching a label to an antibody to enable visualization and measurement. Labels come in many forms, such as enzymes, fluorescent molecules, and metals. We offer directly conjugated primary antibodies and antibody conjugation labelling kits which enable customers to conjugate their own antibodies.

Singleplex immunoassays

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

Proteins and peptides

We offer a range of peptides and proteins, which include cytokines (initiate an immune response), growth factors (used for culturing cells in a laboratory), and enzymes (catalyze reactions). Scientists use these proteins and peptides as part of more complex experiments to test how cells and organisms function.

Edited cell lines and lysates

Cell lines and lysates are an important tool for antibody validation by both our customers and in our own labs. We offer a range of knockout cell lines and lysates, which are used for our in-house validation needs and are also made available to our customers for their own research.

Other products

We offer a wide variety of other products, including cellular activity kits, biochemicals and cell signaling pathway tools, which help researchers to find molecules needed for their research.

Custom Products and Licensing

Alongside our catalogue offering we provide a comprehensive range of solutions for custom antibody, protein, and cell line development. Our custom antibody development incorporates initial evaluation and target identification through to the delivery of purified, fit for purpose antibodies for research, diagnostic or therapeutic application.

In other situations, antibodies that are already available on our online catalogue for research use purposes are requested for potential clinical use. In such case, we work with those customers to provide a license for commercial use on third-party platforms or within in vitro diagnostics. Antibody-based IVD assays are tools typically used in a clinical setting, such as a hospital or medical institute laboratory, to help diagnose a disease or condition. These tools are used on patient samples (such as blood, urine, or tissue) and help clinicians to diagnose or assess the progression of a disease. IVD assays can also provide information on the type of treatment to use and assist with disease prognosis.

For the year ended December 31, 2022, Custom Products and Licensing revenue comprised 6% of our total revenue.

Research & Development

We are constantly searching for new ways to bring more products in house and to improve our internal innovation capabilities through the use of data analytics. Especially where we see that customer needs are not being fulfilled or if there is demand for a higher quality alternative. We are engaged in ongoing research and development in all of our major product lines and believe that our future success depends, to a large extent, on our ability to continue to serve our customers’ needs and keep pace with changing technologies. In the year ended December 31, 2022, we developed approximately 5,500 new products.

Underpinning our differentiated and innovative product development capability is a strong and dedicated team of experts, which we increased by sixteen after we acquired BioVision in October 2021. For more information about BioVision, see Item 10.C. “Additional Information—Material Contracts.”

Manufacturing and Distribution

As of December 31, 2022, we have seven manufacturing facilities strategically located across four continents in close proximity to many of the largest clusters of life science research hubs. This enhances supply chain efficiency and ensures that, in most cases, our customers are able to have the product they require for their research within 24 to 48 hours of ordering. In October 2021, we acquired BioVision, which added a manufacturing facility in Milpitas, California. For more information about BioVision, see Item 10.C. “Additional Information—Material Contracts.”

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

Our manufacturing site, based in Hangzhou, China, is ISO 9001:2015 certified and all other sites work to these standards. The facility of our IVD group, located in Fremont, California, is registered as a medical device establishment with the FDA and is subject to the FDA’s Quality System Regulation (“QSR”) and in compliance with ISO 13485:2016. This facility has a Device Manufacturing License granted by the California Department of Public Health.

Customers

We have three primary categories of customers including: academic institutions, research institutions, and pharmaceutical, biotechnology and diagnostic companies. While across all categories our end customers are life science researchers, customer orders are received from individual scientists ordering on their own behalf, laboratory managers ordering on behalf of their lab teams, purchasing managers ordering on behalf of several labs, or central procurement teams ordering on behalf of labs, divisions, or entire organizations. Orders can be received directly, through a variety of means, or via one of our distributors. As of December 31, 2022, 45% of our total revenue came from The Americas, with 55% of our total revenue originating from all other countries in which we operate.

As of December 31, 2022, we estimate a worldwide population of approximately one million life science researchers based within academic, research, government, and biopharmaceutical organizations that we aim to serve. For the year ended December 31, 2022, excluding sales through our distribution partners, approximately 61% of our catalogue revenue was derived from academic institutions, and the remaining approximately 39% was derived from our other customers including research institutes and biopharmaceutical, biotechnology, and diagnostics companies. Our sales are widely distributed, and no single customer accounted for more than 3% of our revenue for the ended December 31, 2022.

Sales Channels

Since 2001, we have sold our products and services to customers in over 130 countries through a variety of channels, including our ecommerce sites, a network of distributors and a targeted field sales team. These channels provide customers the flexibility to purchase our products quickly and from any location in the world. We continue to focus on ways to improve the ease and efficiency with which customers are able to find and access the products and services they need. In addition to our digital platform, we have an extensive range of offline channels, which include our global sales and customer and scientific support teams and Abcam and other industry hosted conferences, among others. In the year ended December 31, 2022, approximately 70% of our total revenue was sold through our direct channels, with approximately 30% sold through our global network of distributors.

Suppliers

We maintain a large network of product suppliers and collaborators. We select suppliers that adhere to high-quality and ethical standards, and we monitor their performance through audits, reviewing the progress of any corrective action plans and measuring of key performance indicators. If any of our suppliers do not comply with our high quality and ethical standards or underperform on key performance indicators, we reassess our relationship with such supplier. In some cases, we delist a noncomplying third-party product from our platform and supply channels. Our product suppliers benefit from our global distribution network, digital platform, and recognized brand to support the sales of their products. Our suppliers are widely distributed, with no single third-party supplier accounting for more than 2% of our revenue for the year ended December 31, 2022.

We are transparent about how we work in terms of ethics, quality, the environment, and general business principles, and aim to build long-term collaborative relationships based on trust.

Competition

We operate in a highly competitive environment with a diverse and fragmented base of competitors, many of whom focus on specific regions, customers and/or specific product segments. While many customers weigh and balance competitive factors differently in our industry, many focus upon consistency of product quality and performance, service and delivery, breadth of product line, consistency across products, price, customer support, online capabilities, and the ability to meet the special and local needs of our customers. Market success is primarily dependent upon product innovation and quality, selection of products, price and reputation. For certain customers, competition is driven not only by the product quality across our industry, but also by the adaptability of the supplier as a developmental and commercial partner. We rely on our scale, expertise, deep customer access, depth of product offering, marketing strategies and sales force, acquisition strategy, financial profile, and management team to deliver superior solutions to our customers and provide extensive market channel access to our suppliers.

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

Patents

As of December 31, 2022, we owned approximately 71 issued U.S. patents, we had 3 pending U.S. patent applications, we issued 191 foreign patents, and we had 16 pending foreign patent applications.

As of December 31, 2022, we exclusively licensed from MIT, through our acquisition of Firefly Bioworks Inc., five issued U.S. patents and 15 issued foreign patents. We also have non-exclusive patent licenses with the Broad Institute, Inc., ERS Genomics Limited, and Sigma-Aldrich Co. LLC, allowing us to use certain patented CRISPR technology to manufacture and sell CRISPR modified cell lines for research use.

Antibodies

Through our acquisition of Epitomics Inc., as of December 31, 2022, we own several patent families related to the generation of antibodies, including, for example: (i) a patent family consisting of six issued U.S. patents related to a fusion partner and the generation of monoclonal rabbit antibodies therefrom. Patents in this family are expected to expire in June 2026, exclusive of possible patent term adjustments or extensions or other forms of exclusivity; (ii) a patent family consisting of one issued U.K. patent, one issued Australian patent, and four pending patent applications in Europe, Canada, China and the United States, related to the method of producing a recombinant allotype specific rabbit monoclonal antibody, with the issued U.K. patent expected to expire in December 2034 and any patents issuing from the pending applications (including a U.K. patent which may be obtained through the pending European application) expected to expire in December 2035, exclusive of possible patent term adjustments or extensions or other forms of exclusivity; and (iii) a patent family consisting of one issued U.S patent and a pending application in Europe, related to methods of generating rabbit monoclonal antibodies by B cell panning and proliferation (without using any fusion partner), with the issued patent and any patents issuing from the pending applications are expected to expire in March 2036, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Through our acquisition of AxioMx, Inc., as of December 31, 2022, we own several patent families related to the generation of recombinant antibodies, including, for example, a patent family consisting of two issued U.S. patents, an issued patent in Australia, an issued patent in China and an issued patent in five European countries, together with three pending applications in China, Canada, and Europe, all related to methods and compositions for producing a chimeric polypeptide, such as converting single-chain variable fragment to properly folded immunoglobulin. The issued patents and any patents issuing from the pending applications are expected to expire in June 2036, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Assays

Through our acquisition of Firefly Bioworks, Inc., as of December 31, 2022, we have rights to, through ownership and exclusive license, several patent families related to our Fireplex product, consisting of nine issued U.S. patents, one pending U.S. patent application, 45 issued foreign patents, and one pending foreign patent applications, of which five issued U.S. patents and 15 issued foreign patents are exclusively licensed from MIT. The issued patents and any patents issuing from the pending applications in those families are expected to expire between 2026 and 2035, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Through the Expedeon Acquisition, as of December 31, 2022, we own two patent families related to the CaptSure technology utilized in our SimpleStep ELISA kits, consisting of four issued U.S. patents, 10 issued foreign patents in France, Germany, Netherlands, Switzerland, and the United Kingdom, and one pending foreign patent application in Europe. The issued patents and any patents issuing from the pending applications in those families are expected to expire between 2030 and 2036, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Conjugation

Through the Expedeon Acquisition, as of December 31, 2022, we own four patent families related to our conjugation products, consisting of four issued U.S. patents, and 39 issued foreign patents. The issued patents are expected to expire between 2026 and 2034, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Individual patents have terms for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. All taxes, annuities, or maintenance fees for a patent, as required by the USPTO and certain foreign jurisdictions, must be timely paid in order for the patent to remain in force during this period of time.

The actual protection afforded by a patent may vary on a product-by-product basis, from country to country and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions and the availability of legal remedies in a particular country and the validity and enforceability of the patent. Our patents and patent applications may be subject to procedural or legal challenges by others. We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see the “Item 3.D. Risk Factors—Risks Relating to our Intellectual Property.”

Trademarks

As of December 31, 2022, we own trademark registrations or registration applications including ABCAM, RABMAB, FIREPLEX, SIMPLESTEP ELISA, and LIGHTNING LINK in the United States and in other foreign jurisdictions, such as in Europe and China.

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

People and Culture

We employed approximately 1,800 full-time and part-time employees (including day-rate contractors)

as of December 31, 2022.

Our Employees by Geography

The table below sets out the number of employees by geography (excluding day-rate contractors) as of December 31, 2022, 2021 and 2020:

Geography	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
United States	475	405	402
EMEA(1)	746	762	691
APAC(2)	539	515	462
Total	1,760	1,682	1,555

(1)	The significant majority of our EMEA employees are in Cambridge, United Kingdom.
(2)	APAC includes employees in Shanghai, Beijing and Hangzhou in China, Tokyo, Japan, Singapore, Taiwan and Australia.

Our people are guided by our purpose, to serve life scientists to achieve their mission faster, and our culture. Attracting, developing, and retaining talented people in research and development, marketing, sales, digital, manufacturing and logistics and other positions is crucial to executing our strategy and our ability to compete effectively in a highly competitive industry. Our ability to recruit and retain such talent depends on several factors, including compensation and benefits, talent development and career opportunities, and our unique culture. To that end, we continually invest in our people in order to create an exceptional workplace and be an employer of choice.

Engagement, Diversity, and Inclusion

We aim to create an exceptional work environment where people feel valued, respected, and engaged. We encourage open, frequent dialogue through a number of channels, including our group-wide intranet, “town hall” meetings and global updates from our CEO and other members of the Leadership Team. In March 2020, we implemented a new employee insights tool to track engagement and better understand how our people feel. The tool, which includes access to global comparative data, enables managers to receive real-time, actionable insights.

For our business to succeed and effectively serve our global customers, we believe it is vital that our business includes people from diverse backgrounds and a culture of inclusion, which is free from bias and discrimination. During the year ended December 31, 2021, we launched our first Diversity and Inclusion strategy, which was focused on providing a welcoming working environment for all employees, continued education, a broadening of our recruitment pools and implementing and sustaining inclusion programs. Our active Employee Resource Groups (“ERGs”) offer mentorship, support, and engagement to help our employees, including those from underrepresented groups, succeed and thrive.

In December 2022, we launched a new two-year Diversity and Inclusion action plan that superseded our 2021 strategy. As of December 31, 2022, we had seven ERGs operating globally. Furthermore, as of December 31, 2022, 57% of our total employee population was female, 52% of our managerial employees were female, and 46% of our employees graded as leaders were female. In our latest U.K. Gender Pay Gap Report, covering the 12-month period ended April 2022, our median and mean hourly pay gap were 20.5% and 25.4%, respectively, a decrease of 0.3% and 2.0%, respectively, compared to the 12-month period ended April 2021. During the year ended December 31, 2022, 70% of promotions to senior leadership graded positions were women. In recent years we have increased our effort to recruit and develop women through our organization by, for example: (i) introducing Diversity and Inclusion targets that form part of the Environmental, Social and Governance (ESG) rating that impacts senior leadership remuneration and (ii) increasing our recruitment target of at least two women on every shortlist for all vacancies.

Training and Development

We offer a range of online and offline development opportunities to support personal and provisional growth. For the year ended December 31, 2022, approximately 2,000 internal courses were delivered online and offline, and over 17,500 digital content items were delivered via our curated learning platform, Abcampus. In the year ended December 31, 2022, we offered 11 different apprenticeship standards at levels two to seven in the United Kingdom and had 24 active apprentices including 13 senior leader’s masters apprenticeships and 6 digital and technology solutions degree apprenticeships. We aim to create a positive, collaborative culture, and we want to ensure everyone is aware of the contribution they can make across our business. We recognize that the work environment has an impact on productivity, innovation, and collaboration, which is why we have dedicated resources to building new facilities. We want employees to be engaged and motivated and have opportunities to develop and progress.

Compensation and Benefits

We believe rewarding employees fairly, equitably, and competitively is crucial to attracting, retaining, and maintaining a motivated workforce. To that end, we believe we offer a comprehensive and wide-ranging compensation and benefits program (which varies by region) including market competitive pay, broad-based share awards and bonuses, healthcare benefits, pension contributions, paid time off and family leave, flexible work schedules, employee well-being education and resources. With an emphasis on flexibility and personalization, each year we review and implement enhancements with the goal of offering benefits that are inclusive and meet the needs of our people.

In particular, we are focused on fostering an ‘owner mindset’ throughout the organization through greater share ownership. A central initiative of this effort was our AbShare scheme, an all-employee share plan. The scheme vested in November 2021, with over 90% of our global employees becoming shareholders as a result. Two subsequent successor plans, the “Profitable Growth Incentive Plan” for senior leaders, and the “Abcam Growth Plan” for all other employees, have since been launched.

Currently, none of our employees are represented by a trade or labor union other than one employee labor union in Hangzhou, China. Employee turnover has not had a material impact on our operations to date. In certain countries in which we operate, we are subject to local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

Information Technology

Data Privacy and Security

We may also be subject to data privacy and security regulations by state, federal and foreign governments in which we conduct our business. Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of critical or sensitive personal information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, federal and state consumer protection laws and regulations (for example, Section 5 of the Federal Trade Commission Act and the Health Insurance Portability and Accountability Act (“HIPAA”)), govern the collection, use, disclosure, and protection of personal information could apply to our operations or the operations of our partners. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information” or “PHI”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. State laws may be more stringent, broader in scope or offer greater individual rights with respect to PHI than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations, as well as significant reputational harm, if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA noncompliance.

In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Five U.S. states have now enacted data privacy legislation: California, Colorado, Connecticut, Utah, and Virginia. For example, California recently enacted the California Consumer Privacy Act (the “CCPA”), which creates new individual privacy rights for California consumers, as defined in the law, and places increased privacy and security obligations on entities handling certain personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt out of certain sales or transfers of personal information. The CCPA also provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information that may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters on November 3, 2020. When it goes into effect on January 1, 2023, the CPRA will modify significantly the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Both the CCPA and CPRA could impact our business activities depending on how they are interpreted and exemplifies the vulnerability of our business to not only cyber threats but also the evolving regulatory environment related to personal data and protected health information.

E.U. member states, Switzerland, China, Russia, and other countries, have also adopted data protection laws and regulations that impose significant compliance obligations. For instance, the collection and use of personal health data in the EEA is governed by the provisions of the General Data Protection Regulation (“GDPR”). The GDPR became effective on May 25, 2018, and imposes strict obligations and restrictions on the ability to collect, analyze, and transfer personal data. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability), limitations on retention of personal data, the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit, demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities, the transfer of personal data out of the EEA, security breach notifications, security and confidentiality of the personal data, and the imposition of substantial potential fines for breaches of the data protection obligations. Data protection authorities from the different E.U. member states may impose additional requirements, which add to the complexity of processing personal data in the E.U. From January 1, 2021, we are subject to the GDPR and also the U.K. GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in U.K. national law. The U.K. GDPR mirrors the fines under the GDPR, e.g., fines up to the greater of €20.0 million / £17.5 million or 4.0% of global turnover. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from E.U. member states to the United Kingdom without additional safeguards. However, the U.K. adequacy decision will automatically expire in June 2025 unless the European Commission reassesses and renews/ extends that decision and remains under review by the Commission during this period. In September 2021, the U.K. government launched a consultation on its proposals for wide-ranging reform of U.K. data protection laws following Brexit. There is a risk that any material changes which are made to the U.K. data protection regime could result in the Commission reviewing the U.K. adequacy decision, and the U.K. losing its adequacy decision if the Commission deems the U.K. to no longer provide adequate protection for personal data. These changes will lead to additional costs and increase our overall risk exposure.

We are also subject to E.U. rules with respect to cross-border transfers of personal data out of the E.U. and EEA; for example, in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the E.U.-U.S. Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data from the EEA. We are subject to the supervision of local data protection authorities in those E.U. jurisdictions where we are established or otherwise subject to the GDPR. Fines for certain breaches of the GDPR are significant: up to the greater of €20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, or potential civil claims including class action type litigation.

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

On August 20, 2021, China passed the Personal Information Protection Law (“PIPL”), effective on November 1, 2021. Notably, the PIPL, similar to the GDPR, applies extraterritorially. The PIPL is intended to clarify the scope of application, the definitions of personal information and sensitive personal information (which includes medical and health information), the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for operators of critical information infrastructure (“CIIOs”) and personal information processors who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL also includes a list of rules which must be complied with prior to the transfer of personal information outside of China, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient. Failure to comply with PIPL can result in fines of up to RMB 50.0 million or 5.0% of the prior year’s total annual revenue for the personal information processor and/or a suspension of services or data processing activities. Other potential penalties include a fine of up to RMB one million on the person in charge or directly responsible personnel and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of the People’s Republic of China. The PIPL also prohibits responsible personnel for violations of the PIPL from holding high level management or data protection officer positions in relevant enterprises.

Regulatory Matters

U.S. Regulation

Our products and operations are subject to regulation by the FDA and other federal, state, or local authorities, as well as foreign regulatory authorities. The FDA regulates, among other things, the research, development, testing, manufacturing, clearance, approval, labeling, storage, recordkeeping, advertising, promotion, marketing, distribution, postmarket monitoring, and reporting, and import and export of medical devices. The vast majority of our products are currently marketed as research use only medical devices.

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

Regulation of In Vitro Diagnostic Medical Devices in the European Union

A limited number of our products are classified as IVD in the European Union (“E.U.”). The E.U. has adopted specific directives and regulations regulating the design, manufacture, clinical investigations, conformity assessment, labeling and adverse event reporting for medical devices (including IVD).

Until May 25, 2022, IVD were regulated by Directive 98/79/EC (“E.U. IVDD”), which has been repealed and replaced by Regulation (E.U.) No 2017/746 (“E.U. IVDR”). Our current certificates have been granted under the E.U. IVDD whose regime is described below. However, as of May 26, 2022, some of the E.U. IVDR requirements apply in place of the corresponding requirements of the E.U. IVDD with regard to registration of economic operators and of IVD, post-market surveillance and vigilance requirements. Pursuing marketing of IVD in the E.U. will notably require that our IVD be certified under the new regime set forth in the E.U. IVDR when our current certificates expire.

In Vitro Diagnostic Medical Devices Directive

Under the E.U. IVDD, all IVD placed on the market in the E.U. must meet essential requirements laid down in Annex I of the E.U. IVDD including the requirement that an IVD must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the IVD must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to IVD. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy essential requirements as a practical matter as it creates a rebuttable presumption that the IVD satisfies that essential requirement.

To demonstrate compliance with the essential requirements laid down in Annex I of the E.U. IVDD and IVD manufacturers must undergo a conformity assessment procedure, which varies according to the type of IVD and its (risk) classification. As a general rule, demonstration of conformity of IVD and their manufacturers with essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the IVD achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the IVD are supported by suitable evidence. Except for (general) IVD (i.e., all IVD other than those covered by Annex II to the E.U. IVDD and IVD for self-testing), where the manufacturer can self-assess the conformity of its products with essential requirements, a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by E.U. member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturer’s quality system (the notified body must presume that quality systems which implement the relevant harmonized standards – which is ISO 13485:2016 for Medical Devices Quality Management Systems – conform to these requirements). If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the IVD, which allows the IVD to be placed on the market throughout the E.U.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

In Vitro Diagnostic Medical Devices Regulation

The E.U. regulatory landscape concerning IVD recently evolved. On April 5, 2017, E.U. IVDR was adopted with the aim of ensuring better protection of public health and patient safety. The E.U. IVDR establishes a uniform, transparent, predictable, and sustainable regulatory framework across the E.U. for IVD and ensure a high level of safety and health while supporting innovation. Unlike the E.U. IVDD, the IVDR is directly applicable in all E.U. member states without the need for member states to implement into national law. This aims at reducing the risk of discrepancies in interpretation across the different European markets.

The E.U. IVDR became applicable on May 26, 2022, but there is a tiered system extending the grace period for many IVD (depending on their risk classification) before they have to be fully compliant with the regulation. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the E.U. IVDR, in particular, the obligations described below.

The E.U. IVDR requires that before placing an IVD on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to the electronic system (Eudamed), unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The new Regulation also requires that before placing an IVD on the market, manufacturers must assign a unique identifier to the IVD and provide it along with other core data to the unique device identifier (“UDI”) database. These new requirements aim at ensuring better identification and traceability of the IVD. Each IVD – and as applicable, each package – will have a UDI composed of two parts: a device identifier (“UDI-DI”), specific to an IVD, and a production identifier (“UDI-PI”) to identify the unit producing the IVD. Manufacturers are also notably responsible for entering the necessary data on Eudamed, which includes the UDI database, and for keeping it up to date. The obligations for registration in Eudamed will become applicable at a later date (as Eudamed is not yet fully functional). Until Eudamed is fully functional, the corresponding provisions of the EU IVDD continue to apply for the purpose of meeting the obligations laid down in the provisions regarding exchange of information, including, and in particular, information regarding registration of IVD and economic operators.

All manufacturers placing IVD on the market in the E.U. must comply with the E.U. medical device vigilance system which has been reinforced by the E.U. IVDR. Under this system, serious incidents and Field Safety Corrective Actions (“FSCAs”) must be reported to the relevant authorities of the E.U. member states. These reports will have to be submitted through Eudamed – once functional – and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed. Until Eudamed is fully functional, the corresponding provisions of the E.U. IVDD continue to apply. Manufacturers are required to take FSCAs, which are defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of an IVD that is made available on the market. A serious incident is any malfunction or deterioration in the characteristics or performance of an IVD on the market (e.g., inadequacy in the information supplied by the manufacturer, undesirable side-effect), which, directly or indirectly, might lead to either the death or serious deterioration of the health of a patient, user, or other persons, or to a serious public health threat. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the IVD. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the IVD through Field

Safety Notices. For similar serious incidents that occur with the same IVD or IVD type and for which the root cause has been identified or a FSCA implemented or where the incidents are common and well documented, manufacturers may provide periodic summary reports instead of individual serious incident reports.

The advertising and promotion of IVD are subject to some general principles set forth in E.U. legislation. According to the E.U. IVDR, only IVD that are CE marked may be marketed and advertised in the E.U. in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of IVD, also apply to the advertising thereof and contain general rules, for example, requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at a national level. E.U. member states’ laws related to the advertising and promotion of IVD, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

Many E.U. member states have adopted specific anti-gift statutes that further limit commercial practices for IVD, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many E.U. member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on IVD manufacturers. Certain countries also mandate implementation of commercial compliance programs.

In the E.U., regulatory authorities have the power to carry out announced and, if necessary, unannounced inspections of companies, as well as suppliers and/or sub-contractors and, where necessary, the facilities of professional users. Failure to comply with regulatory requirements (as applicable) could require time and resources to respond to the regulatory authorities’ observations and to implement corrective and preventive actions, as appropriate. Regulatory authorities have broad compliance and enforcement powers and if such issues cannot be resolved to their satisfaction can take a variety of actions, including untitled or warning letters, fines, consent decrees, injunctions, or civil or criminal penalties.

The aforementioned E.U. rules are generally applicable in the European Economic Area (“EEA”) which consists of the 27 E.U. member states plus Norway, Liechtenstein and Iceland.

Regulation of Medical Devices in the United Kingdom

Since the end of the Brexit transition period on January 1, 2021, Great Britain (England, Scotland and Wales) has not been directly subject to E.U. laws, however under the terms of the Ireland/Northern Ireland Protocol, E.U. laws, including the E.U. IVDR, generally apply to Northern Ireland. Since January 1, 2021, the Medicines and Healthcare Products Regulatory Agency (“MHRA”) has become the sovereign regulatory authority responsible for Great Britain. New regulations require all medical devices (including IVD) to be registered with the MHRA, and since January 1, 2022, manufacturers based outside the U.K. have been required to appoint a U.K. responsible person that has a registered place of business in the U.K. to register devices with the MHRA.

On June 26, 2022, the MHRA published its response to a 10-week consultation on the post-Brexit regulatory framework for medical devices and diagnostics. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but the Government has recently confirmed that this date has been postponed until July 2024. Devices which have valid certification issued by E.U. notified bodies under the E.U. IVDR or E.U. IVDD are subject to transitional arrangements. Following these transitional periods, it is expected that all medical devices will require a U.K. Conformity Assessment (“UKCA”) mark.

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

C. Organizational Structure

The legal name of our company is Abcam plc and we are incorporated under the laws of England and Wales. We have 27 wholly-owned subsidiaries. Please refer to Note 16 to our audited consolidated financial statements included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D. Property, Plant and Equipment

Corporate Offices

Our headquarters is located at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX United Kingdom, housing central support functions, and is leased for a term of 20 years expiring in 2038. The lease covers an aggregate of approximately 100,000 square feet, divided over three floors. We also operate from a property in Waltham, Massachusetts. Our Waltham, Massachusetts office is our main corporate facility in the United States, housing U.S. support functions, and is leased for a term of 12 years expiring in 2032. The lease currently covers 75,000 square feet with the option to extend square footage over the course of the lease to 98,985 square feet. We also operate from properties in Shanghai, China and Singapore.

Sales and Distribution

Our major sales and distribution offices are located in Beijing, Hangzhou and Shanghai, China; Tokyo, Japan; Singapore; Cambridge, United Kingdom; Amsterdam, Netherlands; and the United States including Waltham, Massachusetts; and Eugene, Oregon.

Research and Development, Supply Chain Operations and Manufacturing

Our research and development, supply chain operations and manufacturing sites are located in Adelaide, Australia; Hangzhou, China; Cambridge, United Kingdom and the United States including Branford, Connecticut; Eugene, Oregon; Fremont California; and Waltham, Massachusetts.

During the year ended December 31, 2022, to accommodate anticipated future growth and the relocation of activities from Milpitas, California in 2023, we continued the expansion of our new and existing leased office spaces in Waltham, Massachusetts. We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

IT Development hub

Our IT development hubs are located in Shanghai, China; Amsterdam, Netherlands; and Cambridge, United Kingdom.

Financing

We are financing expansions and improvements to our property portfolio in part through our operations and other sources of liquidity, primarily our Revolving Credit Facility (“RCF”). We expect to continue to use these sources to fund our continued expansion and improvements.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with consolidated financial statements and the related notes included elsewhere in this Annual Report. The statements contained in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors,” “Risk Factor Summary,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Certain information called for by this Item 5, including a discussion of the 12-months ended December 31, 2020, as well a comparison of the fiscal year ended December 31, 2021 against the 12-months ended December 31, 2020, has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 14, 2022 under Item 5. “Operating and Financial Review and Prospects.

Overview

We are a global life science company focused on identifying, developing, and distributing high-quality reagents and tools for our customers at the forefront of life science research. Our products are used by researchers to study biological pathways, which is critical for scientific research, diagnostics, and drug discovery. Our mission is to provide life science researchers with highly validated products and services to advance biological research and achieve their goals faster. We have increased our emphasis on continuous innovation and providing our customers with high-quality tools, together with expert customer support. Our product offering includes an extensive portfolio of antibodies and related protein research tools that are fundamental to our customers’ research and experimental workflow. Our customers are primarily scientists and researchers in academic institutions, research institutes and pharmaceutical, biotechnology and diagnostics companies. Headquartered in Cambridge, United Kingdom, we operate across 13 locations around the world, supported by our world class team of approximately 1,800 employees (including day-rate contractors), comprised of individuals, including over 400 in our Research & Development area, with over 150 employees holding a PhD. We serve our customers in over 130 countries.

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

As part of our strategy to serve our customers with best-in-class in-house products, we have put more resources into innovating antibodies and immunoassays, and we have complemented these areas with extensions to conjugation kits, proteins/cytokines, engineered cell lines, and now a range of BioVision cellular and biochemical assays. In-house sales, including Custom Products and Licensing (“CP&L”) and BioVision, represent approximately 67% of our total sales and achieved approximately 18% CER revenue growth, and approximately 26% reported growth for the year ended December 31, 2022. Third-party product sales represent approximately 33% of our total sales and declined approximately 9% on a CER basis and approximately 4% on a reported basis.

In total, we launched approximately 5,500 new products in 2022. Since 2019, our cadence of new product introductions has resulted in over 28,000 products that contributed over 10% of our total revenues for the year ended December 31, 2022. We believe that our emphasis on customer data insights and our approach to innovation and marketing underly this strong growth driver from internal innovation.

In the year ended December 31, 2022, our teams continued to develop over 3,000 high-quality antibody products including recombinant RabMAb antibodies, antibody pairs, SimpleStep ELISA kits and new formulations that enable faster labelling and assay development. These new product introductions combined to meet two objectives for our new product development: fill unmet needs in research and increase product quality. Our focus on product quality has led us to validate developed products using a biopharmaceutical process and quality control thereby enabling higher standards of out-of-box quality for our customers. Together, these actions have substantially improved Abcam’s quality and our overall brand preference. As a global supplier of critical life science research reagents and tools, we are focused on strengthening our position as a partner of choice for organizations that are looking to access high-quality antibodies and antibody expertise for commercial use within their products and assays, a philosophy we refer to as “Abcam Inside.”

For the year ended December 31, 2022, CP&L have resulted in several customers and partners adopting our products for use on their third-party platforms or development of clinical products. Reported revenues were £21.9 million and grew approximately 5% on a CER basis and approximately 15% on a reported revenue basis for the year ended December 31, 2022.

In total, we entered into 33 new or expanded existing agreements with such organizations, including WuXi Diagnostics, NanoString, Twist Biosciences, Alamar Biosciences, Inc., and Roche Holding AG. In 2022, over 1,200 of our antibodies have been commercialized through these partners, for use on third-party platforms or as diagnostic tools. The total number of Abcam antibody clones commercialized to date is over 2,000. We believe that these areas present significant long-term opportunities for the Group. Note that revenues from these agreements appear in both catalogue and CP&L revenues.

We recorded revenue of £361.7 million, a loss after tax for the year of £8.5 million and adjusted operating profit of £76.3 million for the year ended December 31, 2022. Revenue grew approximately 8% on a CER basis and reported revenues grew by approximately 15% for the year ended December 31, 2022, as compared to the year ended December 31, 2021. During the year, two factors impacted revenue growth. First, the implementation of the new Oracle Cloud ERP system disrupted revenues in September and October. Second, China revenues were impacted by COVID-19 controls and outbreaks. Based on the differences between forecasts and actual results we estimate the aggregate impact to sales was approximately £30m. We estimate this headwind negatively impacted revenue growth by approximately 10% on a reported and 9% on our CER growth rates.

From a geographic basis, total CER and reported revenue growth by region of total catalogue sales is as follows:

•	Americas +16% CER / +28% Reported

o

Excluding Distributors, Americas sales were driven by high-single digit CER revenue growth in Academia, and high-teens CER growth in Biopharma. Excluding the disruption on our revenues, Americas grew over 20% on a CER basis.

•	EMEA +6% CER / +6% Reported

o

Excluding Distributors, EMEA sales were driven by high-teens digit CER revenue growth in Biopharma, and low-single digit CER growth in Academia. Excluding the disruption on our revenues, EMEA grew low teens on a CER basis.

•	China -2% CER / +5% Reported

o	Excluding the disruption on our revenues, China grew mid-teens on a CER basis.

•	Rest of Asia Pacific including Japan +5% CER / +7% Reported

o	Excluding Japan which experienced flat CER growth, the rest of Asia-Pacific grew high-single digit CER growth.

From a served end markets basis, total CER and reported revenue growth of total catalogue sales is as follows:

•	Academia +4% CER / +11% Reported

•	Biopharma +10% CER / +18% Reported

•	Distributors +12% CER / +18% Reported

We present our results of operations in the same way that we manage our business, evaluate our performance, and allocate our resources. We have determined that we only have one reportable segment, which is the sale of antibodies and related products.

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Product Mix, Growth, and Innovation

We offer a variety of products, and the products in our portfolio are sold at different prices and in different volumes. In any particular period, changes in the volume of particular products sold across our various markets and the prices of those products relative to other products will impact our cost of sales, our gross profit and our gross margin. We continue to increase our focus on our innovation platform to extend and improve our in-house proprietary product offering, which we believe will continue to expand our market share in research use only markets. Sales of in-house products generate a substantially higher gross margin than third-party product sales, and we also believe that in-house products will support continued market share expansion in research use markets while also enabling us to extend our product offering, through industry partners, to clinical applications. We expect to continue to devote significant resources to developing innovative new products, both as part of our existing portfolio and in complementary and adjacent markets. The acceptance and growth of such new products may vary. The volume of our products sold during a given period in any particular market will depend in part on successfully introducing new products that generate additional demand as well as the extent to which new products may impact our sales of existing products.

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

Strategic Acquisitions

We have made, and intend to continue to make, strategic acquisitions in our existing and adjacent customer markets to supplement our organic growth, solidify our current market presence and expand into new markets. In October 2021, we acquired BioVision, Inc. (“BioVision”), a leading innovator of biochemical and cell-based assays, and developer, producer, and seller of a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds.

Our strategic acquisitions may affect our business growth and the comparability of our financial results. Following the successful integration of BioVision we generated £32.1 million in sales in 2022. The incremental impact on revenues was approximately 4% on a CER basis and 5% on a reported revenue growth basis.

We intend to continue to selectively pursue strategic acquisitions to further strengthen our competitiveness. We will evaluate and execute opportunities that complement and scale our business, optimize our profitability, help us expand into adjacent markets and add new capabilities to our business.

Impact of the COVID-19 Pandemic

The spread of the COVID-19 pandemic, including variants, has adversely affected, and has continued to adversely affect elements of our business and could continue to do so. Revenues in China were impacted by COVID-19, and the related preventative and precautionary measures, during the year ended December 31, 2022.

Global supply chains have faced significant challenges and delays. These additional pressures have largely been resolved by additional investment in manufacturing equipment and processes, while also introducing additional shift patterns in order to achieve better utilization of our resources. Further progress is expected as we pursue changes to our processes including quality control, kit development and logistics as well as benefits expected from our integrated business planning process.

Operating Expenses

We have been investing in sales and distribution, manufacturing and logistics, research and development and profit margins have been suppressed by the effects of both COVID-19 and the implementation of our five year-growth plan to 2024. Many of our major investment plans are now substantially complete, and as we look forward, we expect to see the rate of investment reduce and the resultant delivery of operational leverage as the value of our investments are realized.

For the year ended December 31, 2021 and the year ended December 31, 2022, our operating profit margin was 2.3% and an operating margin of (2.8%), respectively, and our adjusted operating profit margins were 19.2%, and 21.1%, respectively.

As we look forward, we expect that anticipated growth of our in-house products coupled with slower operating expense growth will enable significant operating leverage. We are confident in our ability to achieve >30% adjusted operating profit margin in 2024 consistent with our five-year growth plan.

Key Indicators of Performance and Financial Condition

The following table sets forth our key indicators of performance and financial condition for the years ended December 31, 2021 and 2022.

	Year ended December 31, 2021	Year ended December 31, 2022
	(in millions unless otherwise stated)
Total CER revenue growth(1)	22.3%	7.8%
Net cash inflow from operating activities	£62.9	£28.7
Free Cash Flow(2)	£6.0	£(25.7)
Profit / (loss) for the year	£4.4	£(8.5)
Adjusted Operating Profit(3)	£60.4	£76.3
Adjusted Operating Profit Margin(4)	19.2%	21.1%
ROCE(5)	7.6%	8.9%
Diluted earnings per share	£0.019	£(0.037)
Adjusted Diluted earnings per share(6)	£0.206	£0.249

(1)

Total Constant Exchange Rates (“CER”) revenue growth is our total revenue growth from one year to the next on a constant exchange rate basis. We measure CER revenue growth by applying the prior year’s actual exchange rates for each month to the current year’s equivalent monthly results. We use this measure to identify the relative period on year-on-year performance of the business by removing the impact of currency movements that are outside of management’s control. Please see “Non-IFRS Financial Measures” for a reconciliation of Total CER revenue growth to the most directly comparable IFRS financial performance measure and why we consider it useful.

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

(3)

Adjusted Operating Profit is defined as profit for the year before taking account of finance income, finance costs, tax, exceptional items, share-based payments, and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from year to year. Exceptional items currently consist of the impairment of intangible assets, systems and process improvement costs, acquisition costs, integration and reorganization costs, amortization of acquisition intangibles, amortization of fair value adjustments and share-based payments. Adjusted Operating Profit may not be comparable to other similarly titled metrics of others. Please see “Non-IFRS Financial Measures” for a reconciliation of Adjusted Operating Profit to the most directly comparable IFRS financial performance measure and why we consider it useful.

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

(6)

Adjusted Diluted earnings per share is defined as Adjusted profit for the year divided by the weighted average number of ordinary shares for the purposes of diluted earnings per share. Adjusted profit for the year used in this calculation is defined as profit for the year less exceptional items: (i) amortization of fair value adjustments, (ii) impairment of intangible assets, (iii) system and process improvement costs, (iv) acquisition costs, (v) amortization costs of acquired intangibles, (vi) integration and reorganization costs, (vii) share-based payment costs and employer tax contributions thereon, (viii) impairment of assets held for sale, and (ix) the tax effect of items (i) to (viii). Adjusted Diluted earnings per share is calculated with an adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. We use Adjusted Diluted earnings per share to measure underlying profitability and to reflect the other adjusted performance measures used. Adjusted Diluted earnings per share may not be comparable to other similarly titled metrics of others. Please see “Non-IFRS Financial Measures” for a reconciliation of Adjusted Diluted earnings per share to the most directly comparable IFRS financial performance measure and why we consider it useful.

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

Gross profit and gross margin

Our gross profit and gross margin are influenced by changes in product mix and changes in foreign currency exchange rates. Gross margin is impacted by the mix of our products growing at different rates or differing growth rates within different geographic territories, as well as future acquisitions and productivity improvements to our manufacturing sites as we introduce more automation.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of salaries and related benefits. Other general and administrative costs include marketing expenses, facility related costs and professional services fees for auditing, tax, and general legal services, as well as expenses associated with the requirements of being a listed public company on Nasdaq. We expect that our general and administrative costs will modestly increase in the future as our business expands and we increase our headcount to support the expected growth in our operating activities. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers, and accountants, among other expenses.

Research and Development expenses

Research activities, which are the early stages of product development, are expensed as incurred up until products reach commercial feasibility, after which point such development costs are capitalized and amortized over the anticipated commercial life of the asset. Such research and development expenses, which are expected to increase in the future, consist of salary related benefits, costs of related facilities, materials and equipment, costs associated with obtaining and maintaining patents and other intellectual property, depreciation of research and development specific assets and amortization of capitalized research and development projects, and include an offset in respect of research and development tax credits as described further below. Development activities generally relate to creating new products, creating variations of existing products, modifying existing products to meet new applications, or developing new technology platforms from which to derive new products, but these costs are only capitalized once commercial feasibility is attained whereby this category of capitalized cost is described as Internally Developed Technology (“IDT”).

We carry out extensive research and development activities, and as a result, we benefit in the United Kingdom from HMRC’s Research and Development Expenditure Credit (“RDEC”), which provides relief against UK corporation tax. Broadly, RDECs provide a tax credit currently equal to 13% of “qualifying research and development expenditure” made by certain companies where certain criteria are met. Based on criteria established by HMRC, a portion of expenditures incurred in relation to our research and development and manufacturing development activities are eligible for RDEC relief. Our qualifying research and development expenditures largely consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive revenue and are loss generating. To the extent a company cannot utilize the RDEC against UK corporation tax, then certain rules apply that allow the RDEC to reduce the tax liability of certain specified taxes, and to the extent it is not possible to utilize the RDEC in full, then the net tax credit is repaid to the company by HMRC.

Exceptional items, share-based payments, and amortization of acquisition intangibles

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

Current components consist of impairment of intangible assets including technology and software assets, systems and process improvement costs associated with our Oracle Cloud ERP system project that commenced in 2016, acquisition costs and integration and reorganization costs, impairment of assets held for sale, and costs related to a number of our share-based payment schemes offered to our employees and executives.

Costs associated with our share-based compensation schemes are non-cash charges and are determined using several factors, including expectations surrounding future performance, employee forfeiture rates, and the share price for employee payroll related tax items. These factors are beyond our direct control and generally unrelated to operational decisions and our performance in any particular period. Further, costs associated with our share-based compensation schemes are not reflective of the value ultimately received by the recipients of the awards. See Note 27 to our audited consolidated financial statements, which are included elsewhere in this Annual Report, for further discussion of our costs related to our share-based payment schemes.

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

Finance costs

Finance costs consist mainly of interest expense on our revolving credit facility (“RCF”) that was drawn down during the year ended December 31, 2022 and is treated as short term debt. Finance costs additionally include the amortization of upfront fees incurred in setting up our RCF and other related facility fees, such as those for non-utilization. We have no other borrowings upon which interest could be incurred. Finance costs also include interest expense representing the unwinding of discounted lease liabilities in respect of right-of-use assets now presented on our balance sheet in accordance with IFRS 16, which became effective on July 1, 2019.

Tax

Our tax expense or credit consists of income taxes, with U.K. income being taxed at the U.K. rate of tax and taxation for other jurisdictions calculated at the rates prevailing in each respective jurisdiction. Tax also includes the unwinding of temporary differences caused mainly by the manner in which intangible assets related to acquisitions are recognized, and therefore amortized, in our consolidated financial statements compared to the individual entity financial statements, which is the basis upon which taxation is calculated.

We also benefit from the U.K. “Patent Box” regime that allows profits attributable to revenue from patents registered in the United Kingdom or E.U. or patented products to be taxed at an effective rate of 10.0%, rather than the current U.K. statutory rate of 19.0%. The U.K. statutory rate of Corporation Tax is increasing to 25.0% with effect from April 1, 2023.

Segment Reporting

We present our results of operations in the same way that we manage our business, evaluate our performance, and allocate our resources. We have concluded that we have only one core business activity, and there are no separately identifiable business segments that provide individual products or services or a group of related products and services that would be subject to separate risks and returns. The financial information reported to our Chief Executive Officer, who is considered our chief operating decision maker, for the purposes of resource allocation and assessment of performance is based wholly on our overall activities. Therefore, we have determined that we only have one reportable segment, which is the sale of antibodies and related products.

Results of Operations

The following tables set forth our results of operations in pounds sterling and as a percentage of revenue for the years ended December 31, 2021 and 2022.

	Year Ended December 31, 2021	Year Ended December 31, 2022	Change
	(in millions)		(in millions)
Revenue	£315.4	£361.7	46.3
Cost of sales
Before exceptional items, share-based payments and amortization of acquisition intangibles	(87.7)	(88.5)	(0.8)
Exceptional items, share-based payments and amortization of acquisition intangibles	(3.1)	(2.7)	0.4
Gross Profit	224.6	270.5	45.9
Selling, general and administrative expenses:
Before exceptional items, share-based payments and amortization of acquisition intangibles	(150.6)	(176.3)	(25.7)
Exceptional items, share-based payments and amortization of acquisition intangibles	(39.1)	(48.2)	(9.1)
Research and development expenses
Before exceptional items, share-based payments and amortization of acquisition intangibles	(16.7)	(20.6)	(3.9)
Exceptional items, share-based payments and amortization of acquisition intangibles	(11.1)	(35.5)	(24.4)
Operating profit/(loss)	7.1	(10.1)	(17.2)
Finance income	0.3	0.4	0.1
Finance costs	(2.7)	(5.9)	(3.2)
Profit / (loss) before tax	4.7	(15.6)	(20.3)
Tax credit / (charge)	(0.3)	7.1	7.4
Profit / (loss) for the period	£4.4	£(8.5)	(12.9)

	Year Ended December 31, 2021	Year Ended December 31, 2022
	(as a % of revenue)
Revenue	100.0	100
Cost of sales:
Before exceptional items, share-based payments and amortization of acquisition intangibles	(27.8)	(24.5)
Exceptional items, share-based payments and amortization of acquisition intangibles	(1.0)	(0.7)
Gross Profit	71.2	74.8
Selling, general and administrative expenses:
Before exceptional items, share-based payments and amortization of acquisition intangibles	(47.7)	(48.7)
Exceptional items, share-based payments and amortization of acquisition intangibles	(12.4)	(13.3)
Research and development expenses:
Before exceptional items, share-based payments and amortization of acquisition intangibles	(5.3)	(5.7)
Exceptional items, share-based payments and amortization of acquisition intangibles	(3.5)	(9.8)
Operating profit/(loss)	2.3	(2.8)
Finance income	0.1	0.1
Finance costs	(0.9)	(1.6)
Profit / (loss) before tax	1.5	(4.3)
Tax credit / (charge)	(0.1)	2.0
Profit / (loss) for the period	1.4	(2.4)

Revenue

Revenue was £315.4 million for the year ended December 31, 2021, compared to £361.7 million for the year ended December 31, 2022, representing total CER revenue growth of approximately 8% and reported revenue growth of approximately 15%.

Revenue growth was driven by organic sales of our in-house products, the positive impact from the BioVision acquisition, which contributed approximately 5% to our reported revenue growth, and the favorable impact of foreign exchange rates of 7% as the U.K. pound weakened against several of our major trading currencies including the U.S. Dollar, Euro, and Japanese Yen.

Our revenue is broken down into the following geographical components:

	Year ended December 31, 2021		Year ended December 31, 2022
	(in millions)	% of revenue	(in millions)	% of revenue
The Americas	£130.4	41.3%	£162.5	45.0%
EMEA	84.3	26.7%	90.1	24.9%
China	58.2	18.6%	62.9	17.4%
Japan	18.7	5.9%	17.9	4.9%
Rest of Asia Pacific	23.8	7.5%	28.3	7.8%
Total revenue	£315.4	100.0%	£361.7	100.0%

Revenue by type can be further broken down as follows:

	Year Ended December 31, 2021		Year Ended December 31, 2022
	(in millions)	% of revenue	(in millions)	% of revenue
Catalogue revenue	£296.4	94.0%	£339.8	93.9%
Custom products and services	5.7		6.8
IVD	6.3		6.1
Royalties and licenses	7.0		9.0
Custom Products and Licensing revenue sub-total	19.0	6.0%	21.9	6.1%
Total revenue	£315.4	100%	361.7	100%

Total catalogue revenue can be further broken down as follows:

	Year Ended December 31, 2021		Year Ended December 31, 2022
	(in millions)	% of revenue	(in millions)	% of revenue
In house products	£174.1	58.7%	£222.0	65.3%
Third-party products	122.3	41.3%	117.8	34.7%
Catalogue revenue sub-total	£296.4	100.0%	£339.8	100.0%

Catalogue Revenue

Catalogue revenue was £296.4 million for the year ended December 31, 2021, compared to £339.8 million for the year ended December 31, 2022, representing approximately 8% CER revenue growth and approximately 15% reported revenue growth respectively. In-house catalogue revenue was £174.1 million for the year ended December 31, 2021, compared to £222.0 million for the year ended December 31, 2022, representing CER revenue growth, including BioVision, of approximately 20% and approximately 28% reported revenue growth. During the year, two factors impacted revenue growth. First, the implementation of the new Oracle Cloud ERP system disrupted revenues in September and October. Second, China revenues were impacted by COVID-19 controls and outbreaks. Based on the differences between forecasts and actual results we estimate the aggregate impact to sales was approximately £30m. We estimate this headwind negatively impacted revenue growth by approximately 10% on a reported and 9% on our CER growth rates.

Custom Products & Licensing (“CP&L”) revenue rose approximately 5% on a CER revenue growth basis and approximately 15% on a reported basis. Within CP&L, royalty and license sales grew 17% on a CER revenue basis as the number of out-licensed products and commercial deals continued to grow, and custom projects grew approximately 9% on a CER revenue basis as customer activity levels improved, while IVD declined.

Cost of sales

Cost of sales increased by £0.4 million to £91.2 million for the year ended December 31, 2022 compared to £90.8 million for the year ended December 31, 2021. Cost of sales before exceptional items, share-based payments and amortization of acquisition intangibles increased by £0.8 million, or approximately 1%, to £88.5 million for the year ended December 31, 2022 compared to £87.7 million for the year ended December 31, 2021.

Gross profit

Gross profit increased by £45.9 million, to £270.5 million for the year ended December 31, 2022 compared to £224.6 million for the year ended December 31, 2021. Gross profit before exceptional items, share-based payments and amortization of acquisition intangibles, increased by £45.5 million, to £273.2 million for the year ended December 31, 2022 compared to £227.7 million for the year ended December 31, 2021. This increase predominantly reflects the favorable movement in product mix towards high margin in-house revenues, and the favorable impact of the BioVision acquisition.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by £34.8 million, to £224.5 million for the year ended December 31, 2022 compared to £189.7 million for the year ended December 31, 2021. Selling, general and administrative expenses before exceptional items, share-based payments and amortization of acquisition intangibles, increased by £25.7 million, to £176.3 million for the year ended December 31, 2022 compared to £150.6 million for the year ended December 31, 2021. The overall increase was due to an increase in salaries, IT systems and licenses, higher travel costs off a lower COVID base, and increased headcount for our in-house teams and the inclusion of BioVision.

Research and development expenses

Research and development expenses increased by £28.3 million, to £56.1 million for the year ended December 31, 2022 compared to £27.8 million for the year ended December 31, 2021. Research and Development expenses before exceptional items, share-based payments and amortization of acquisition intangibles increased by £3.9 million, to £20.6 million, for the year ended December 31, 2022 compared to £16.7 million for the year ended December 31, 2021. The overall increase was due to increases in salary, and related costs associated related to the BioVision acquisition.

Exceptional items, share-based payments, and amortization of acquisition intangibles

Exceptional items, share-based payments and amortization of acquisition intangibles were £86.4 million for the year ended December 31, 2022, compared to £53.3 million for the year ended December 31, 2021. This primary increase was driven by the impairment of assets held for sale. During the year ended December 31, 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed and classified as held for sale on our balance sheet during the year. We were not successful in locating a buyer and a decision was made to discontinue our investment in these products and technology resulting in an impairment charge of £18.3 million. Acquisitions, integration and reorganization costs of £15.7 million for the year ended December 31, 2022 compared to £13.0 million for the year ended December 31, 2021, primarily related to the integration of BioVision, which was acquired in 2021, and expenses related to the delisting of our ordinary shares from trading on AIM which was effective from December 14, 2022.

Share-based payment expenses, as well as the associated employment taxes, of £26.2 million are included within this category in the year ended December 31, 2022 compared to £20.0 million for the year ended December 31, 2021. This was driven by the full year impact of a new share-based payment scheme under which grants were made mid-way through 2021. Other expenses consisted of amortization of fair value adjustments of £2.7 million relating to the fair value of the inventory acquired in connection with our integration of BioVision, compared to £3.1 million in the year ended December 31, 2021; systems process improvement costs of £6.6 million compared to £7.0 million for the year ended December 31, 2021, related to the work performed on the Oracle Cloud ERP project in upgrading our IT systems that did not qualify to be capitalized and an impairment of a software asset developed as part of the Oracle Cloud ERP project that was no longer required; and amortization of acquisition intangibles of £16.9 million for the year ended December 31, 2022, compared to £9.1 million for the year ended December 31, 2021.

Net finance expense

Net finance expense for the year ended December 31, 2022 increased by £3.1 million to £5.5 million compared to £2.4 million for the year ended December 31, 2021. This comprised lease liability costs of £2.1 million compared to £1.7 million for the year ended December 31, 2021, representing the unwinding of discounted lease liabilities; interest payable on drawings of our RCF of £3.0 million compared to £0.7 million in the year ended December 31, 2021; and the amortization of arrangement fees of £0.4 million in line with the prior period. Interest payable on the RCF is £2.3 million higher than the prior year ended December 31, 2021. The primary increase in finance costs was driven by higher interest rates and a full year RCF drawdown for year ended December 31, 2022 as compared to only three months in 2021.

Tax expense

Tax expense for the year ended December 31, 2022 was £7.1 million credit compared to a charge of £0.3 million for the year ended December 31, 2021.

In March 2021, the U.K. government announced that the U.K. Corporation Tax rate would increase from 19.0% to 25.0% commencing April 1, 2023. As a result, the deferred tax balances on those timing differences which originate in the U.K. and which are expected to reverse after April 1, 2023 were restated at the higher tax rate of 25.0%. We anticipate that our effective tax rate will increase towards the U.K. corporate rate and remain subject to further changes to the U.K. Corporation Tax rate, as well as equivalent changes that may occur in other jurisdictions in which we operate, as various governments take actions to address deficits caused by the COVID-19 pandemic.

Operating profit

Operating profit decreased by £17.2 million resulting in an operating loss of £10.1 million for the year ended December 31, 2022. Continued gross profit margin improvement from the move to in-house products was offset by increases in selling, general and administration expenses driven by the planned investments in our platform and team, share-based payments, and the impairment of the Firefly Bioworks, a multiplex platform, asset held for sale.

Operating Profit before exceptional items, share-based payments and amortization of acquisition intangibles (“Adjusted Operating Profit”) increased by £15.9 million to £76.3 million for the year ended December 31, 2022, representing an Operating Profit Margin before exceptional items, share-based payments and acquisition intangibles (“Adjusted Operating Profit Margin”) of 21.1%, compared to £60.4 million for the year ended December 31, 2021, representing an Adjusted Operating Profit Margin of 19.2%. Adjusted Operating Profit was primarily driven by the factors affecting operating profit, with the exception of exceptional items, share-based payments and amortization of acquisition intangible assets, which are excluded from Adjusted Operating Profit.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by our operating activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, and general corporate purposes. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months. However, because we are in the growth stage of our business, we expect to continue to invest in our business. We may require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions, or unforeseen circumstances. In addition, we may, in the short term or long term, require equity or debt financing or enter into new or additional credit facilities for other reasons.

Our primary sources of liquidity are our cash and cash equivalents and our RCF. As of December 31, 2022, we had cash and cash equivalents of £89.0 million with drawings of £119.6 million as at the year ended December 31, 2022.

In February 2019, we entered into an RCF with a syndicate of banks for £200.0 million, with an additional £100.0 million accordion option, providing us with additional financial flexibility for future acquisitions. We drew down £120.0 million on the RCF during the year ended December 31, 2021 to fund the BioVision acquisition in October 2021, and our RCF remained drawn in this amount as of December 31, 2022. The term of this RCF was to expire on January 31, 2024, but it was terminated by us in connection with our entry into the new RCF as discussed below.

On March 7, 2023, we entered into a new RCF with a syndicate of banks for £300.0 million with no accordion option. The new RCF has a term of 4 years, with the option to extend for one further year. The amount of £120.0 million drawn down on our initial facility was rolled forward into the new facility.

The interest rate on our initial RCF since January 2022 was based on the Sterling Overnight Index Average (“SONIA”) risk free rate, a risk rated adjustment to the SONIA risk free rate and a margin between 0.75% and 1.45%, dependent upon a debt cover ratio. The interest rate on the new RCF is also based on the risk free rate, a risk rated adjustment to the SONIA risk free rate and a margin between 1.0% and 1.8%. Borrowings under both our initial facility and the new facility are unsecured but are guaranteed by certain of our material subsidiary companies.

Our capital expenditure consists of property, plant and equipment and intangible assets. Our total capital expenditures were £41.3 million during the year ended December 31, 2022 compared to £59.8 million for the year ended December 31, 2021. Major areas of capital expenditure included £16.8 million for property, plant and equipment for the year ended December 31, 2022 compared to £34.5 million for property, plant and equipment (of which £25.4m was footprint related) for the year ended December 31, 2022. Capital expenditure of £24.5 million was incurred on intangible assets in the year ended December 31, 2022 compared to £25.3 million for the year ended December 31, 2021, which included £8.2 million in respect of our Oracle Cloud ERP system implementation project and £8.5 million of internally developed technology relating to new in-house products for the year ended December 31, 2022, compared to £8.3 million in respect of our Oracle Cloud ERP project and £7.5 million related to internally developed technology for the year ended December 31, 2021. Other significant items included £8.0 million related to laboratory equipment during the year December 31, 2022, with an equivalent amount of £5.9 million for the year ended December 31, 2021.

We assess our liquidity, in part, through an analysis of our working capital together with our other sources of liquidity. As of December 31, 2022, our working capital balance, which is comprised of inventories, trade and other receivables and trade and other payables, was £84.2 million, an increase of £34.5 million from £49.7 million for the year ended December 31, 2021. The increase in working capital during the year ended December 31, 2022, was impacted by two factors: (i) the implementation of the new Oracle Cloud ERP system that disrupted revenues in the second half of the year ended December 31, 2022 (predominantly September and October), and (ii) the impact that the COVID-19 pandemic in China, and the related preventative and precautionary measures, had on our business. Specifically, the increases in inventory and accounts receivables were driven by our inability to ship and invoice product sales and collect cash on a timely basis.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31, 2021	Year Ended December 31, 2022
	(in millions)	(in millions)
Net cash inflow from operating activities	£62.9	£28.7
Net cash outflow from investing activities	(291.5)	(24.4)
Net cash inflow / (outflow) from financing activities	111.4	(15.5)
Increase / (decrease) in cash and cash equivalents	£(117.2)	£(11.2)

Net cash inflow from operating activities

Year ended December 31, 2022 compared to the year ended December 31, 2021

Net cash inflow from operating activities was £28.7 million for the fiscal year ended December 31, 2022 compared to £62.9 million for the year ended December 31, 2021. This outflow was primarily driven by (i) increases in working capital, specifically an increase in inventories of £7.4 million, and (ii) an increase in receivables of £33.3 million. This was related to the implementation challenges from our new Oracle Cloud ERP system that resulted in deferred shipments of manufactured inventory and slower collections driven by our inability to ship and invoice product sales on a timely basis.

Net cash outflow from investing activities

Year ended December 31, 2022 compared to the year ended December 31, 2021

Net cash outflow from investing activities was £24.4 million for the year ended December 31, 2022 compared to £291.5 million for the year ended December 31, 2021, which primarily resulted from the acquisition of BioVision for £245.1 million. Outflows in 2022 were primarily from £41.3 million in capital expenditures partially offset by £16.2 million of escrow payment true-up related to the BioVision acquisition.

Net cash inflow from financing activities

Year ended December 31, 2022 compared to the year ended December 31, 2021

Net cash outflow from financing activities was £15.5 million for the year ended December 31, 2022 compared to inflows of £111.4 million for the year ended December 31, 2021. Outflows were related to lease repayments and cash interest. The inflows for the year ended December 31, 2021 primarily comprise £120.0 million arising from the drawdown of the Group’s RCF to fund the BioVision acquisition partially offset by £8.8 million of amounts classified as lease principal payments and £2.2 million of interest payments including £1.5 million of amounts classified as lease interest payments.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2022, while others are considered future commitments. Our contractual obligations primarily consist of long-term property leases and commitments to purchase items of capital expenditure. For information regarding our other contractual obligations, refer to Note 14 Property, Plants and Equipment, Note 15 Leases, and Note 26, Financial Instruments.

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

Total CER Revenue Growth

Total CER revenue growth is our total revenue growth from one year to the next on a constant exchange rate basis. We measure CER revenue growth by applying the prior year’s actual exchange rates for each month to the current year’s equivalent monthly results. We use this measure to identify the relative year-on-year performance of the business by removing the impact of currency movements that are outside of management’s control. Total CER revenue growth is included in this Annual Report because it is a key metric used internally to assess our financial performance. We also believe that Total CER revenue growth is useful to investors, analysts, and others in assessing our performance. Management believes that Total CER revenue growth is an appropriate measure of operating performance because it eliminates the impact of currency movements.

Total CER revenue growth is not an IFRS measure of our financial performance and should not be considered as an alternative to profit for the year as a measure of financial performance or as an alternative to any other performance measure derived in accordance with IFRS. Total CER revenue growth should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using Total CER revenue growth as a supplemental measure. Our measure of Total CER revenue growth is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following tables present a reconciliation of revenue, the most directly comparable IFRS financial measure, to Total CER revenue growth for the periods indicated:

(in millions)
Year ended December 31, 2021 revenue	£315.4
Year ended December 31, 2022 revenue at actual exchange rates	£361.7
Effect of foreign exchange	£(21.7)
Year ended December 31, 2022 revenue at prior period’s exchange rates	£340.0
Total CER revenue growth	7.8%

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

Free Cash Flow is not an IFRS measure of our financial performance and should not be considered as an alternative to net cash inflow from operating activities as a measure of liquidity, or as an alternative to any other performance measure derived in accordance with IFRS. Free Cash Flow should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using Free Cash Flow as a supplemental measure. Our measure of Free Cash Flow is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table presents a reconciliation of net cash inflow from operating activities, the most directly comparable IFRS financial measure, to Free Cash Flow for the periods indicated:

	Year Ended December 31, 2021	Year Ended December 31, 2022
Net cash inflow from operating activities	£62.9	£28.7
Purchase of property, plant and equipment	(34.5)	(16.8)
Purchase of intangible assets	(25.3)	(24.5)
Transfer of cash from / (to) escrow in respect of future capital expenditure	—	0.3
Reimbursement of leasehold improvement costs	13.2	—
Principal element of lease obligations	(8.8)	(11.3)
Interest element of lease obligations	(1.5)	(2.1)
Free Cash Flow	£6.0	£(25.7)

Adjusted Operating Profit / Adjusted Operating Profit Margin

We define Adjusted Operating Profit as profit for the year before taking account of finance income, finance costs, tax, exceptional items, share-based payments and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be exceptional based on their nature and incidence or by their significance. As a result, the composition of exceptional items may vary from year to year. Exceptional items currently consist of the impairment of intangible assets, systems and process improvement costs, acquisition costs, integration, and reorganization costs, share-based payments, amortization of acquisition intangibles and fair value adjustments. Adjusted Operating Profit is included in this Annual Report because it is a key metric used internally to assess our financial performance. We also believe that Adjusted Operating Profit is useful to investors, analysts, and others in assessing our performance. We believe that disclosing Adjusted Operating Profit enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of performance from year to year. Management believes that Adjusted Operating Profit is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted Operating Profit Margin is calculated as Adjusted Operating Profit as a percentage of revenue. Adjusted Operating Profit Margin is included in this Annual Report because it is a key metric used internally to assess our financial performance. We also believe that Adjusted Operating Profit Margin is useful to investors, analysts, and others in assessing our performance. Adjusted Operating Profit Margin is an appropriate measure of operating performance, as it reflects our ability to turn revenue into profits and because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted Operating Profit and Adjusted Operating Profit Margin are not IFRS measures of our financial performance and should not be considered as an alternative to profit for the year, or as an alternative to any other performance measure derived in accordance with IFRS. Adjusted Operating Profit and Adjusted Operating Profit Margin should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using Adjusted Operating Profit and Adjusted Operating Profit Margin as supplemental measures. Our measure of Adjusted Operating Profit and Adjusted Operating Profit Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table presents a reconciliation of profit for the year, the most directly comparable IFRS financial measure, to Adjusted Operating Profit and includes the calculation of the Adjusted Operating Profit Margin for the years indicated:

	Year Ended December 31, 2021	Year Ended December 31, 2022
	(in millions)	(in millions)
(Loss) / profit for the year	£4.4	£(8.5)
Tax (credit) / charge	0.3	(7.1)
Finance income	(0.3)	(0.4)
Finance costs	2.7	5.9
Impairment of intangible assets and assets held for sale(a)	1.1	18.3
System and process improvement costs(b)	7.0	6.6
Acquisition costs(c)	8.3	—
Integration and reorganization costs(d)	4.7	15.7
Amortization of acquired fair value adjustments(e)	3.1	2.7
Amortization of acquisition intangibles(f)	9.1	16.9
Share-based payments(g)	20.0	26.2
Adjusted Operating Profit	£60.4	£76.3
Revenue	315.4	361.7
Adjusted Operating Profit Margin	19.2%	21.1%

(a)

During the year ended 31 December 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed, along with other assets relating to this technology and product range. Accordingly, these assets were classified as held for sale on the Group’s balance sheet, which included an allocation of goodwill (£1.6m). The group was not successful in locating a buyer and a decision was made by the directors, in the second half of 2022, to discontinue the group’s investment in these products and technology. As such an impairment charge of £18.3m has been recognised within R&D expenses within the income statement, with the carrying amount of the assets classified as held for sale written down to £nil. Further, associated deferred tax liabilities of £4.1m and other liabilities of £0.2m were also released to the income statement, as well as other costs associated with this decision of £0.2m. Details can be found in note 8. The impairment charge is included within research and development expenses. During the year ended 31 December 2021 this charge comprises an impairment of internally developed technology assets relating to AxioMx, following an assessment of the work performed and costs capitalised to date. Following the review, it was concluded that as a result of changes in the scope and nature of the project to which the costs related, and the corresponding usability of historical work performed, £1.1m of internally developed technology assets were impaired. The impairment charge is included within research and development expenses.

(b)

Comprises costs of the strategic ERP implementation which do not qualify for capitalisation and, for the year ended 31 December 2022, impairment charges of £0.7m (year ended 31 December 2021: £2.1m), as a result of a software asset developed as part of the ERP project that was no longer required. Such costs are included within selling, general and administrative expenses.

(c)

Year ended 31 December 2021: Comprises legal and other professional fees associated with the acquisition of BioVision and other aborted acquisitions. Such costs are included within selling, general and administrative expenses.

(d)

Year ended 31 December 2022: Integration and reorganisation costs relate to the integration of the acquired BioVision business as described in note 29 of £8.6m, the accelerated depreciation of a property lease that is no longer in use of £2.9m and de-listing and other set-up costs associated with having a sole listing on Nasdaq of £4.2m. £0.1m of integration and reorganisation costs are included within research and development expenses and the remaining £15.6m is included within selling, general and administrative expenses.

For the year ended December 31, 2021, the costs related to the integration of the acquired BioVision business of £1.0 million and costs in the U.S. and Asia Pacific, relating to the ongoing reorganization of the Group’s property portfolio of £3.0 million.

(e)	For the years ended December 31, 2022 and 2021, costs were related to the amortization of fair value of inventory assets relating to the BioVision acquisition, included within cost of sales.
(f)

For the years ended December 31, 2022 and 2021, costs consisted of amortization of acquisition intangibles included within research and development expenses of £14.5 million and £6.8 million, respectively, with the remaining £2.4 million and £2.3 million over the same respective periods included within selling, general and administrative expenses.

(g)

Comprises share-based payment charges and employers tax contributions thereon. For the years ended December 31, 2022 and 2021, costs consisted of charges included in research and development expenses of £2.6 million and £3.1 million, respectively, with the remaining £23.6 million and £16.8 million over the same respective periods included within selling, general and administrative expense.

Return On Capital Employed (“ROCE”)

We define ROCE as Adjusted Operating Profit divided by capital employed, which is defined as total assets less current liabilities. We believe that ROCE is a key tool in measuring our financial efficiency and ability to create future growth in value. We attempt to maintain ROCE at a level well above our estimated cost of capital. ROCE is included in this Annual Report because it is a key metric used internally to assess our financial performance. We also believe that ROCE is useful to investors, analysts, and others in assessing our performance.

ROCE is not an IFRS measure of our financial performance and should not be considered as an alternative to profit for the year or as an alternative to any other performance measure derived in accordance with IFRS. ROCE should not be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our IFRS results in addition to using ROCE as a supplemental measure. Our measure of ROCE is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table presents a reconciliation of profit for the year, the most directly comparable IFRS financial measure, to ROCE for the periods indicated:

	Year Ended December 31, 2021	Year Ended December 31, 2022
	(in millions)	(in millions)
(Loss) / profit for the year	£4.4	£(8.5)
Tax (credit) / charge	0.3	(7.1)
Finance income	(0.3)	(0.4)
Finance costs	2.7	5.9
Impairment of intangible assets and assets held for sale(a)	1.1	18.3
System and process improvement costs(b)	7.0	6.6
Acquisition costs(c)	8.3	—
Integration and reorganization costs(d)	4.7	15.7
Amortization of acquired fair value adjustments(e)	3.1	2.7
Amortization of acquisition intangibles(f)	9.1	16.9
Share-based payments(g)	20.0	26.2
Adjusted Operating Profit	£60.4	£76.3
Total Assets	1,000.9	1,056.6
Current liabilities	(202.0)	(201.8)
Capital Employed	798.9	854.8
ROCE	7.6%	8.9%

(a)

During the year ended 31 December 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed, along with other assets relating to this technology and product range.

Accordingly, these assets were classified as held for sale on the Group’s balance sheet, which included an allocation of goodwill (£1.6m). The group was not successful in locating a buyer and a decision was made by the directors, in the second half of 2022, to discontinue the group’s investment in these products and technology. As such an impairment charge of £18.3m has been recognised within R&D expenses within the income statement, with the carrying amount of the assets classified as held for sale written down to £nil. Further, associated deferred tax liabilities of £4.1m and other liabilities of £0.2m were also released to the income statement, as well as other costs associated with this decision of £0.2m. Details can be found in note 8. The impairment charge is included within research and development expenses. During the year ended 31 December 2021 this charge comprises an impairment of internally developed technology assets relating to AxioMx, following an assessment of the work performed and costs capitalised to date. Following the review, it was concluded that as a result of changes in the scope and nature of the project to which the costs related, and the corresponding usability of historical work performed, £1.1m of internally developed technology assets were impaired. The impairment charge is included within research and development expenses.
(b)

Comprises costs of the strategic ERP implementation which do not qualify for capitalisation and, for the year ended 31 December 2022, impairment charges of £0.7m (year ended 31 December 2021: £2.1m), as a result of a software asset developed as part of the ERP project that was no longer required. Such costs are included within selling, general and administrative expenses.

(c)	For the year ended December 31, 2021, costs consisted of legal and other professional fees associated with our acquisition of BioVision.
(d)

Year ended 31 December 2022: Integration and reorganisation costs relate to the integration of the acquired BioVision business as described in note 29 of £8.6m, the accelerated depreciation of a property lease that is no longer in use of £2.9m and de-listing and other set-up costs associated with having a sole listing on Nasdaq of £4.2m. £0.1m of integration and reorganisation costs are included within research and development expenses and the remaining £15.6m is included within selling, general and administrative expenses.

For the year ended December 31, 2021, the costs related to the integration of the acquired BioVision business of £1.0 million and costs in the U.S. and Asia Pacific, relating to the ongoing reorganization of the Group’s property portfolio of £3.0 million.

(e)	For the years ended December 31, 2022 and 2021, costs were related to the amortization of fair value of inventory assets relating to the BioVision acquisition, included within cost of sales.
(f)

For the years ended December 31, 2022 and 2021, costs consisted of amortization of acquisition intangibles included within research and development expenses of £14.5 million and £6.8 million, respectively, with the remaining £2.4 million and £2.3 million over the same respective periods included within selling, general and administrative expenses.

(g)

Comprises share-based payment charges and employers tax contributions thereon. For the years ended December 31, 2022 and 2021, costs consisted of charges included in research and development expenses of £2.6 million and £3.1 million, respectively, with the remaining £23.6 million and £16.8 million over the same respective periods included within selling, general and administrative expense.

Adjusted Diluted Earnings per Share

We define Adjusted Diluted earnings per share as Adjusted Profit for the year divided by the weighted average number of ordinary shares for the purposes of diluted earnings per share. Adjusted Profit for the year used in this calculation is defined as profit for the year plus adjusting items (impairment of intangible assets, system and process improvement costs, acquisition costs, integration and reorganization costs, net of tax effects) for the year ended December 31, 2022 and December 31, 2021. Adjusted Diluted earnings per share is calculated with an adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. We use Adjusted Diluted earnings per share to measure underlying profitability and to reflect the other adjusted performance measures used.

We measure Adjusted Diluted earnings per share because it is a key metric used internally to assess our financial performance. We also believe that Adjusted Diluted earnings per share is useful to investors, analysts, and others in assessing our performance. Management believes that Adjusted Diluted earnings per share is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Adjusted Diluted earnings per share has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for earnings per share measures prepared in accordance with IFRS. Adjusted Diluted earnings per share may not be comparable to other similarly titled metrics of others.

The following table presents a reconciliation of profit for the year/ period, the most directly comparable IFRS financial measure, to Adjusted profit for the year / period for the years/ periods indicated, which is used in the calculation of Adjusted Diluted earnings per share:

	Year Ended December 31, 2021[1]	Year Ended December 31, 2022[1]
	(in millions)	(in millions)
(Loss) / profit for the year	£4.4	£(8.5)
Weighted average ordinary shares for the purposes of diluted earnings per share	228.9	231.3
Diluted earnings per share	0.019	(0.037)
(Loss) / profit for the year	4.4	(8.5)
Impairment of intangible assets and assets held for sale(a)	1.1	18.3
System and process improvement costs(b)	7.0	6.6
Acquisition costs(c)	8.3	—
Integration and reorganization costs(d)	4.7	15.7
Amortization of acquisition fair value adjustments(e)	3.1	2.7
Amortization of acquisition intangibles(f)	9.1	16.9
Share-based payments(g)	20.0	26.2
Tax effect of items(a) to (g)	(10.5)	(20.2)
Adjusted profit for the year	£47.2	£57.7
Weighted average ordinary shares for the purposes of diluted earnings per share	228.9	231.3
Adjusted diluted earnings per share	£0.206	£0.249

1	Amounts are in millions, except per share data
(a)

During the year ended 31 December 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed, along with other assets relating to this technology and product range. Accordingly, these assets were classified as held for sale on the Group’s balance sheet, which included an allocation of goodwill (£1.6m). The group was not successful in locating a buyer and a decision was made by the directors, in the second half of 2022, to discontinue the group’s investment in these products and technology. As such an impairment charge of £18.3m has been recognised within R&D expenses within the income statement, with the carrying amount of the assets classified as held for sale written down to £nil. Further, associated deferred tax liabilities of £4.1m and other liabilities of £0.2m were also released to the income statement, as well as other costs associated with this decision of £0.2m. Details can be found in note 8. The impairment charge is included within research and development expenses. During the year ended 31 December 2021 this charge comprises an impairment of internally developed technology assets relating to AxioMx, following an assessment of the work performed and costs capitalised to date. Following the review, it was concluded that as a result of changes in the scope and nature of the project to which the costs related, and the corresponding usability of historical work performed, £1.1m of internally developed technology assets were impaired. The impairment charge is included within research and development expenses.

(b)

Comprises costs of the strategic ERP implementation which do not qualify for capitalisation and, for the year ended 31 December 2022, impairment charges of £0.7m (year ended 31 December 2021: £2.1m), as a result of a software asset developed as part of the ERP project that was no longer required. Such costs are included within selling, general and administrative expenses.

(c)	For the year ended December 31, 2021, costs consisted of legal and other professional fees associated with our acquisition of BioVision.
(d)

Year ended 31 December 2022: Integration and reorganisation costs relate to the integration of the acquired BioVision business as described in note 29 of £8.6m, the accelerated depreciation of a property lease that is no longer in use of £2.9m and de-listing and other set-up costs associated with having a sole listing on Nasdaq of £4.2m. £0.1m of integration and reorganisation costs are included within research and development expenses and the remaining £15.6m is included within selling, general and administrative expenses.

For the year ended December 31, 2021, the costs related to the integration of the acquired BioVision business of £1.0 million and costs in the U.S. and Asia Pacific, relating to the ongoing reorganization of the Group’s property portfolio of £3.0 million.

(e)	For the years ended December 31, 2022 and 2021, costs were related to the amortization of fair value of inventory assets relating to the BioVision acquisition, included within cost of sales.
(f)

For the years ended December 31, 2022 and 2021, costs consisted of amortization of acquisition intangibles included within research and development expenses of £14.5 million and £6.8 million, respectively, with the remaining £2.4 million and £2.3 million over the same respective periods included within selling, general and administrative expenses.

(g)

Comprises share-based payment charges and employers tax contributions thereon. For the years ended December 31, 2022 and 2021, costs consisted of charges included in research and development expenses of £2.6 million and £3.1 million, respectively, with the remaining £23.6 million and £16.8 million over the same respective periods included within selling, general and administrative expense.

C. Research and Development, Patents and Licenses, etc.

See Notes 4 and 6 to our consolidated financial statements included in elsewhere in this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue, and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive officers
Alan Hirzel	55	Chief Executive Officer and Director
Michael Baldock	59	Chief Financial Officer and Director
Non-executive board members
Peter Allen(2)(3)	66	Chairman of the Board
Mara Aspinall(1)(2)(3)	60	Director
Mark Capone(2)	59	Director
Sally Crawford(1)(2)	68	Director
Giles Kerr(1)(2)(3)	63	Director
Bessie Lee	56	Director
Luba Greenwood	43	Director

(1)	Audit and Risk Committee member
(2)	Remuneration Committee member
(3)	Nomination Committee member

The current business address for our executive officers and board members is c/o Abcam plc, Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom.

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

Peter Allen has served as a member of our board since June 2018. Mr. Allen is also currently Non-Executive Chairman of Advanced Medical Solutions plc. He is a Non-Executive Director of Istesso Ltd. Mr. Allen has nearly 30 years’ experience as an executive director, non-executive director and chairman in a wide range of life science companies. From 2012 to 2021, Mr. Allen served as the Chairman of Clinigen plc. From 2011 to 2022, Mr. Allen served as a non-executive director and then the Chairman of Oxford Nanopore Technologies plc. From 2015 to 2020, Mr. Allen served as the Chairman of Diurnal Group plc. From 2009 to 2012, Mr. Allen served as Chairman of Proximagen Neurosciences plc, from 2005 to 2013 he served as Chairman of ProStrakan Group plc, including as interim CEO from 2010 to 2011, and he served as CFO and Deputy CEO of Celltech Group plc from 1992 to 2004. Mr. Allen holds a BA in Accountancy and Law from the University of Kent.

Mara Aspinall has served as a member of our board since September 2015. Ms. Aspinall is a co-founder and Managing Director of BlueStone Venture Partners, the President and CEO of Health Catalyst Group, part-time Professor of Practice, Diagnostics, College of Health Solutions, a Director of Blue Cross Blue Shield Arizona Inc., Castle Biosciences Inc., DA32, OraSure Technologies Inc. Previously, Ms. Aspinall was President and CEO of Ventana Medical Systems/Roche Tissue Diagnostic. Ms. Aspinall spent twelve years at Genzyme Corporation (now part of Sanofi) as President of Genzyme Genetics and Genzyme Pharmaceuticals. Ms. Aspinall is co-founder of the Biomedical Diagnostics program at Arizona State University, the only institution dedicated to the study of diagnostics as an independent discipline. Ms. Aspinall is also a Fellow of the American Institute for Medical and Biological Engineering. Ms. Aspinall holds a B.A. in International Relations from Tufts University and an M.B.A. from Harvard Business School. Ms. Aspinall is certified in board oversight of cybersecurity from Carnegie Mellon University.

Mark Capone has served as a member of our board since January 2021. Mr. Capone is an accomplished life sciences executive. He spent over 17 years with Myriad Genetics, of which he served as CEO and President for five years and helped Myriad Genetics grow into a leading global precision medicine company. Prior to this Mr. Capone spent 17 years with Eli Lilly and Company in positions across the entire value chain. Mr. Capone is currently CEO of Precision Medicine Advisors, a consultancy for molecular diagnostics, pharmaceuticals, and biotechnology organizations, which he founded in 2020. In addition, he is a Non-Executive Director and member of the Compensation Committee for of Owlstone Medical Ltd, a breath biopsy diagnostic company focused on early detection of cancer and precision medicine, and a Non-Executive Director and member of the Audit Committee and Financing Committee of DermTech, a U.S. based company focused on early melanoma detection and other skin applications. Mr. Capone holds a B.Sc in Chemical Engineering from Pennsylvania State University and a M.Sc. in Management and a M.Sc.in Chemical Engineering from Massachusetts Institute of Technology.

Sally W. Crawford has served as a member of our board since August 2021. Ms. Crawford has held a number of senior leadership and board positions in the healthcare industry spanning more than three decades. She served as Chief Operating Officer of Healthsource Inc., a publicly held managed care organization, from its founding in April 1985 until January 1997. Ms. Crawford has extensive board experience, and currently serves on the Board of Directors of Hologic, Inc., Insulet Corporation and Prolacta Bioscience. She is also the Lead Independent Director at Hologic, Inc., the current Compensation Chair at ZimVie and Prolacta Bioscience and the former Compensation Chair at Hologic, Inc and Insulet Corporation. Ms. Crawford holds a B.A. in English from Smith College and an M.S. in Communications and Media Studies from Boston University.

Giles Kerr has served as a member of our board since December 2018. Mr. Kerr is currently a Non-Executive Director of Arix Bioscience plc, Senior plc and Oxford Science Enterprises (formerly known as Oxford Sciences Innovation) and is the Chairman of Paypoint plc. Since 1990, Mr. Kerr has served in a variety of increasingly senior roles at Amersham plc, including Chief Financial Officer and a board member from 1997 to 2004, when the company was acquired by GE Healthcare. Prior to his role at Amersham, Mr. Kerr was a National Partner with Arthur Andersen & Co. Mr. Kerr was Director of Finance of the University of Oxford from

2005 until 2018 and was previously a Director of Victrex plc, BTG plc, Quanta Dialysis Technologies and Elan Corporation Inc. Mr. Kerr holds a B.A. in Economics from the University of York.

Bessie Lee has served as a member of our board since January 2021. Ms. Lee is based in China and is the CEO, Greater China of JonesLangLaSalle and Founder of Withinlink (Shanghai) Investment Management Co Ltd, a China-based venture capital firm and start-up incubator focused on marketing technology. Prior to this Ms. Lee spent almost three decades at WPP plc and served as CEO, China from 2013 to 2017. In addition, Ms. Lee served as CEO for Mindshare and GroupM. Ms. Lee is currently a Non-Executive Director of Electrocomponents plc, Homeplus Digital Co Ltd (formerly China Networks Systems Co Ltd) and Shanghai Fuge Information Technology Co Ltd. Ms. Lee holds a B.A. in German and English, from Wen Tzao Ursula Foreign Language College, a B.Sc. in Mass Communications and a M.S. in Communications both from Illinois State University.

Luba Greenwood has served as a member of our board since September 2022. Ms. Greenwood has held a number of leadership and board positions in the healthcare, biotech, and digital health industries. Currently, Ms. Greenwood is the managing partner of the Dana Farber Cancer Institute Venture Fund, Binney Street Capital (“BSC”), a venture fund she has built and launched, and she is also the CEO of Kojin Therapeutics, a BSC portfolio company. In addition she is a Non-Executive Director of Massachusetts Biotechnology Council, Inc., BenchSci, and In8Bio Inc. Ms. Greenwood has held leadership positions at Google Life Sciences and at F. Hoffman-La Roche, from 2018 to 2019 and 2015 to 2018, respectively. She is currently a lecturer in engineering sciences at Harvard University, since 2019. Ms. Greenwood holds a law degree from Northeastern University School of Law.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices	England
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

B. Compensation

Executive Officer Remuneration

The following table presents the individual compensation and benefits provided to our current executive officers during the fiscal year ended December 31, 2022:

Name	Salary	Bonus(1)	All Other Compensation(2)	Total(3)
	(in £)
Executive officers
Alan Hirzel	629,760	2,316,462	70,796	3,017,018
Michael Baldock	408,000	747,853	123,472	1,279,325

(1)

Amounts shown reflect bonuses awarded, both in cash and shares, following the achievement of performance goals. The figures included under Bonus in the table above reflect the total bonus award for performance during the year ended December 31, 2022 and the 2019 Long Term Incentive Plan award for Alan Hirzel and the 2020 Long Term Incentive Plan award for Michael Baldock which vested in November 14, 2022, as well as the second tranche of Michael Baldock’s Recruitment Award which vested on February 3, 2022.

(2)	Amounts shown represent the value of benefits paid by us, including health benefit payments and pension contributions over the fiscal year ended December 31, 2022.
(3)

Total compensation set out in this table does not include the value of options to acquire our ordinary shares or awards granted in 2022 to or held by our current executive officers during 2022, which is described below in “—Equity Compensation Arrangements.”

Executive Officer Service Agreements

Alan Hirzel

We entered into a service agreement with Alan Hirzel, which became effective on September 9, 2014. This agreement entitles Mr. Hirzel to receive an initial annual base salary of £320,000 (which, following a number of increases, was increased to £629,760 on July 1, 2020 and increased to £654,950 on January 1, 2023) and an opportunity to earn an annual discretionary performance-based bonus of up to 150% of his annual base salary (with an initial target of 75% of his annual base salary), subject to the achievement of performance goals determined in accordance with our annual bonus plan. Of any bonus earned, at least 30% of such bonus amount will be paid in the form of a deferred share award that is expected to vest in full on the second anniversary of the date of grant.

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

Michael Baldock

We entered into a service agreement with Michael Baldock, which became effective on February 3, 2020 and continued in effect throughout 2022. This agreement entitled Mr. Baldock to receive an initial annual base salary of £400,000 (which was subsequently increased to £408,000 on July 1, 2020) and an opportunity to earn an annual discretionary performance-based bonus of up to 150% of his annual base salary (with an initial target of 75% of his annual base salary), subject to the achievement of performance goals determined in accordance with our annual bonus plan. Of any bonus earned, at least 30% of such bonus amount would be paid in the form of a deferred share award that is expected to vest in full on the second anniversary of the date of grant.

During 2022, Mr. Baldock continued to be enrolled in our defined contribution pension scheme at a contribution rate of at least 8.0% of his annual base salary, with at least 5.0% of which Mr. Baldock was required to contribute and at least 3.0% of which we would contribute on Mr. Baldock’s behalf. However, we provided Mr. Baldock with an allowance equal to 5.0% of his annual base salary, which would be applied to Mr. Baldock’s contribution to the pension scheme or may instead be applied towards other benefits within our flexible benefits scheme. If the annual and/or lifetime ceiling for pension contributions has already been reached, Mr. Baldock can take this allowance as additional compensation. Additionally, Mr. Baldock was entitled to the following benefits: (i) eligibility to participate in our life insurance scheme with coverage equal to at least five times his annual base salary, (ii) private medical insurance coverage for himself, his partner and his children (while under age 18 or pursuing full-time education) at our expense, (iii) certain relocation expenses, (iv) an annual health screening and (v) annual tax compliance support for his U.K. and U.S. statutory filings.

Effective January 1, 2023, we entered into a new at-will service agreement with Mr. Baldock in connection with his relocation to the U.S. This agreement entitles Mr. Baldock to receive an initial annual base salary of $610,000, which is inclusive of director’s fees to which he may be entitled as a director of Abcam plc or of any other positions he may hold on behalf of Company, and an opportunity to earn an annual discretionary performance based bonus of up to 150% of his annual base salary, subject to the exceeding performance goals determined in accordance with our annual bonus plan (with an initial target of 75% of his annual base salary), subject to the achievement of performance goals determined in accordance with our annual bonus plan. Of any bonus earned, 30% of such bonus amount would be paid in the form of a deferred share award that is expected to vest in full on the second anniversary of the date of grant. Mr. Baldock is also entitled to participate in certain health and welfare programs maintained by us in accordance with their terms. Furthermore, in the event that the Company terminates Mr. Baldock’s employment without cause, he is entitled to receive (i) 12 months of base salary continuation, (ii) vesting of deferred shares issued in respect of prior year bonuses on the relevant vesting date, (iii) continued eligibility to vest in certain awards granted under the Company’s Long-Term Incentive Plan upon the attainment of the relevant performance conditions (with awards that were not granted in respect of Mr. Baldock’s appointment as a director being subject to pro-ration) and (iv) up to 12 months of COBRA continuation. The Company will also consider Mr. Baldock fairly and reasonably for a pro-rated annual bonus for the year of termination. Mr. Baldock has also agreed not to compete with us or solicit our employees or customers for a period of 6 months after his resignation or termination by the Company for cause.

Equity Compensation Arrangements

We maintain the following share schemes under which equity-based awards are outstanding or could be issued: (i) the Annual Bonus Plan; (ii) the Share Incentive Plan; (iii) the Long-Term Incentive Plan and (iv) the Share Option Scheme; (v) the Profitable Growth Incentive Plan; (vi) the Abcam Growth Plan (as defined below). As a foreign private issuer, we may follow our home country corporate governance rules instead of certain corporate governance requirements of Nasdaq, and we intend to be exempt from Nasdaq regulations that require a listed U.S. company to seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

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

Upon termination of employment, all unvested awards and unexercised nil cost options shall lapse, unless such termination of employment is due to illness, permanent disability, redundancy retirement (by way of mutual agreement with us), certain changes to the employee’s employing entity or any other reason our Remuneration Committee may determine. Upon such a termination and unless our Remuneration Committee determines otherwise, deferred shares awards shall remain outstanding with vested nil cost options remaining exercisable for 12 months following such termination, unless the award recipients are U.S. tax residents, in which case deferred share awards shall become fully vested.

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

Long-Term Incentive Plan

Our board of directors adopted the Long-Term Incentive Plan (the “LTIP”) on November 3, 2008, which was subsequently amended.

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

Vesting, Exercise, and Clawback

LTIP awards typically vest on the third anniversary of the date on which they are granted. The portion of the LTIP award that vests depends on how we perform as a company over a three-year performance period (starting with the year in which the LTIP award is granted), as measured against predefined performance requirements.

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

Eligibility, Awards, and Administration

Under the PGIP, our Remuneration Committee may grant share-based incentive awards to attract, motivate and retain the talent for which we compete. PGIP awards are in the form of conditional rights to acquire our ordinary shares. PGIP awards vest based on achievement of revenue growth targets, underpinned by ROCE. All of our employees are eligible to participate in the PGIP. However, we typically only grant PGIP awards to employees in executive and senior management positions.

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

Upon termination of employment, all unvested awards shall generally lapse, unless in the event of certain changes to the participant’s employing entity, or certain transferences or if our Remuneration Committee determines otherwise for reasons including illness, disability, injury, redundancy, or retirement. Upon such a termination the Remuneration Committee may determine, in its discretion, that up to 50% of the unvested awards held by a participant will lapse. The award, or the balance of the award, will usually continue until the normal vesting and release dates. In determining the extent to which the award, or balance of the award, vests the Remuneration Committee will, in its discretion, apply the following: the extent to which the performance condition has been satisfied, any downwards discretion, and the Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed on cessation. The holding period will continue to apply.

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

The AGP is a three year performance-based equity plan which awards 60% of base salary in conditional shares across two components: (i) annual incentive with a face value of 10% of salary per annum released after each year subject to operational and financial performance; and (ii) strategic incentive released in April 2025 subject to the same financial performance conditions as the PGIP described above. Vesting of any AGP award is subject to participants being employed on the respective vesting date. The AGP is administered by our board of directors who has authority to adopt any regulations necessary for administering the AGP and has final authority to interpret and construe AGP provisions.

Vesting and Holding

Awards vest at the end of their respective performance period to the extent that our board of directors has determined the financial performance criteria has been met. Each Annual Incentive award vests subject to a 12 month performance period (Jan 1 to Dec 31). Strategic Incentive awards vest subject to a three-and-a-half-year performance period from July 1, 2021 to December 31, 2024. The portion of AGP awards that vest depends on how we perform as a company over each performance period, as measured against predefined performance requirements. Upon vesting, shares are generally immediately transferred to employees.

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

If other corporate events occur such as a winding-up of the Company, a variation of share capital, demerger, delisting, special dividend, or other event which, in the opinion of the Remuneration Committee, may affect the current or future value of shares, the Remuneration Committee may determine that awards will vest or lapse. The extent to which an award vests will be determined by the Remuneration Committee by applying the following: the extent to which the performance condition has been satisfied and any downwards discretion. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed at the date of the change of control. Awards will be released immediately following vesting.

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

The following table summarizes the number of outstanding shares and options granted to executive officers and non-employee directors, as of December 31, 2022:

Name	Ordinary Shares	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (in £)	Grant Date	Expiration Date (if applicable)	Plan Name
Executive officers
Alan Hirzel	44,575	—	—	—	—	—
	—	1,360,486	—	07/14/2021	04/14/2025	PGIP
	27,445	—	—	11/04/2014	—	LTIP
	31,666	—	—	11/06/2015	—	LTIP
	28,484	—	—	11/04/2016	—	LTIP
	21,809	—	—	11/04/2017	—	LTIP
	61,502	—	—	11/07/2018	—	LTIP
	77,275	—		11/14/2019	—	LTIP
	—	178,832		12/07/2020	12/07/2023	LTIP
	10,538	—		11/04/2014	—	ABP
	16,937	—		10/26/2015	—	ABP
	9,169	—		10/26/2016	—	ABP
	8,502	—	—	10/26/2017	—	ABP
	10,308	—	—	10/26/2018	—	ABP
	6,888	—		10/25/2019	—	ABP
	4,389	—	—	10/26/2020	—	ABP
	—	15,401	—	10/26/2021	09/23/2023	ABP
	—	8,279	—	03/25/2022	03/28/2024	ABP
	1,459	—	—	(1)	—	SIP Partnership
	2,867	—	—	(1)	—	SIP Free
	1,459	—	—	(1)	—	SIP Matching
	344	—	—	(1)	—	SIP Dividend
	—	19	—	04/17/2020	04/17/2023	SIP Dividend

Total	365,616	1,563,017	—

Michael Baldock	10,910	—	—	—	—	—

Name	Ordinary Shares	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (in £)	Grant Date	Expiration Date (if applicable)	Plan Name
	—	680,243	—	07/14/2021	04/14/2025	PGIP
	—	57,928	—	12/07/2020	12/07/2023	LTIP
	20,236	—	—	03/09/2020	—	LTIP
	4,976	—		03/09/2020	—	LTIP
	3,301	—	—	03/09/2020	—	LTIP
	—	13,758	—	03/09/2020	03/02/2023	LTIP
	—	5,364		03/25/2022	03/28/2024	ABP
	—	10,189	—	10/26/2021	09/23/2023	ABP
	1,157	—	—	10/26/2020	—	ABP

Total	40,580	767,482

Non executive board members
Peter Allen	23,247	—	—	—	—	—
Mara Aspinall	17,582	—	—	—	—	—
Mark Capone	1,584	—	—	—	—	—
Sally Crawford	15,609	—	—	—	—	—
Luba Greenwood	—	—	—	—	—	—
Giles Kerr	3,204	—	—	—	—	—
Bessie Lee	1,019	—	—	—	—	—

(1)

CEO has partnership shares under SIP each year from 2013 – 2017, with free and matching shares released after 3 years over 2016 – 2020, and dividend reinvestment shares released after a further 3 years over 2016 – 2023.

Non-Employee Director Remuneration

The following table presents the individual compensation and benefits provided to our current non-employee directors during the year ended December 31, 2022:

	Fees Delivered in Cash (in £)	Fees Delivered in Shares (in £)	Total Fees (in £)
Non-executive board members(1)
Peter Allen	190,000	95,000	285,000
Mara Aspinall(2)	53,639	25,000	78,639
Mark Capone(2)	52,151	25,000	77,151
Sally Crawford(3)	60,000	30,000	90,000
Luba Greenwood	15,577	7,788	23,365
Giles Kerr	60,000	30,000	90,000
Bessie Lee(2)	57,235	25,000	82,235

(1)	Shares will be awarded at the beginning of the first open period following the announcement of our annual results in March 2023.
(2)

Mara Aspinall, Mark Capone and Bessie Lee received tax compliance support in the preparation of tax returns relating to their fee from Abcam for which £3,639, £2,151 and £7,235 was paid by Abcam and is included in each of the applicable total fee figures.

(3)	Sally Crawford began receiving a £15,000 supplemental fee following her appointment as Chair of the Remuneration Committee on 1 December 2021.

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

The total amount set aside or accrued by us in respect of pension, retirement or similar benefits to our current directors and our executive officers in the year ended December 31, 2022 was £83,021 which represents contributions made by us in respect of a defined contribution scheme in which our executive officers who served throughout the year ended December 31, 2022 participated.

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

C. Board Practices

Composition of our Board of Directors

Our board of directors currently consists of nine directors, all of whom, other than Mr. Hirzel and Mr. Baldock, have been determined by our board of directors to not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and to be “independent” as that term is defined under the rules of Nasdaq. In addition, there are no family relationships among any of our directors or executive officers.

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

The Audit and Risk Committee is responsible for, among other things:

•	monitoring the integrity of our financial statements, and any formal announcements relating to our financial performance and review significant financial reporting judgements contained in them;

•

making recommendations to the board in relation to the appointment, re-appointment, evaluation and removal of the independent auditor and to approve the remuneration and terms of engagement of the independent auditor;

•

pre-approving the audit services and non-audit services to be provided by our independent auditor unless the engagement is entered into pursuant to an appropriate pre-approval policy established by the Audit and Risk Committee or if such service falls within available exceptions under the rules of the SEC;

•

assessing annually the qualifications, expertise and resources of the independent auditor and the effectiveness of the audit process, which shall include a report from the external auditor on their own internal quality procedures;

•	reporting its views to the board where it disagrees with any aspect of our proposed financial reporting;

•	approving or ratifying “related party transactions” (as defined in our related party transaction policy) in accordance with our related party transaction policy;

•

reviewing and overseeing the adequacy and effectiveness of our financial reporting and internal control policies and systems, covering all material controls, including financial, operational and compliance controls, and the procedures for the identification, assessment, management and reporting of risks; and

•

periodically reviewing and discussing with management and the independent auditor our code of conduct and reviewing and reassessing the procedures in place to enforce the code of conduct, and consider and discuss and, as appropriate, grant requested waivers from the code of conduct.

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

•	exercising oversight over the level and structure of remuneration for the workforce and related policies and to ensure the alignment of incentives and reward with our culture;

•

approving the design of, and determining targets for any performance related pay schemes and recommending that the board, when appropriate, seek shareholder approval for any long-term incentive arrangements and approve the total annual payments made under such schemes; and

•	determining the policy for and scope of pension arrangements, for executive directors.

The Remuneration Committee meets at least twice each year, and at such other times as the chair of the Remuneration Committee shall think fit.

Nomination Committee

Our Nomination Committee consists of Peter Allen, Mara Aspinall, and Giles Kerr. Mr. Allen serves as chair of the committee.

The Nomination Committee is responsible for, among other things:

•	reviewing, on a regular basis, the structure, size and composition of the board and making recommendations to the board with regard to any adjustments that are deemed necessary or advisable;

•	identifying and nominating, for the approval of our board, candidates to fill vacancies on the Board and its corresponding committees;

•

ensuring that appointments and succession plans are based on merit and objective criteria and, within that context, promoting diversity of gender, social and ethnic backgrounds, cognitive and personal strengths;

•	ensuring plans are in place for an orderly succession to the board and senior management positions; and

•	keeping under review the leadership needs of the Company, both executive and non-executive, with a view to ensuring that we are able to compete effectively in the marketplace.

The Nomination Committee meets at least once each year, and at such other times as the chair of the Nomination Committee shall think fit.

Service Agreements

For a description of directors’ service contracts providing for benefits upon termination of employment, please see Item 6.B. “Directors, Senior Management and Employees—Compensation—Executive Officer Service Agreements.”

D. Employees

The table below sets out the number of employees (excluding day-rate contractors) by geography as of December 31, 2022, 2021 and 2020:

Geography	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
United States	475	405	402
EMEA(1)	746	762	691
APAC(2)	539	515	462

Total	1,760	1,682	1,555

(1)	The significant majority of our EMEA employees are in Cambridge, United Kingdom.
(2)	APAC includes employees in Shanghai, Beijing and Hangzhou in China, Tokyo, Japan, Singapore, Taiwan and Australia.

The table below sets out the number of employees (excluding day-rate contractors) by category as of December 31, 2022, 2021 and 2020:

Geography	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Management, administrative, marketing and distribution(1)	1,341	1,254	1,119
Laboratory	419	428	436

Total	1,760	1,682	1,555

(1)	Other employees include departments such as Regional Sales and Marketing, Data & Analytics, Scientific Support, In-House Manufacturing, Core Finance and Facilities Health & Safety.

Currently, none of our employees are represented by a trade or labor union other than one employee labor union in Hangzhou, China. Employee turnover has not had a material impact on our operations to date. In certain countries in which we operate, we are subject to local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information regarding our equity compensation arrangements, see Item 6.B. “Director, Senior Management and Employees—Compensation—Equity Compensation Arrangements.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 15, 2023 by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our board members and executive officers individually; and

•	all of our board members and executive officers as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 15, 2023 through the exercise of any option. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Abcam plc, Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX, United Kingdom.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

5% or greater shareholders	Number of ordinary shares	%
Durable Capital Partners LP(1)	17,460,597	7.6
T. Rowe Price Associates, Inc.(2)	16,772,000	7.3
Wellington Management Group LLP(3)	15,066,586	6.6
Jonathan Milner(4)	14,685,202	6.4
Harding Loevner(5)	13,506,166	5.9
Baillie Gifford & Co. Ltd(6)	12,163,749	5.3

Name of beneficial owner	Number of ordinary shares	%
Executive officers and board members
Alan Hirzel(7)	283,895	*
Michael Baldock(8)	9,976	*
Peter Allen(9)	18,563	*
Mara Aspinall(10)	14,545	*
Giles Kerr(11)	1,485	*
Sally Crawford(12)	—	—
Mark Capone(13)	—	—
Bessie Lee(14)	—	—
Luba Greenwood(15)	—	—
All executive officers and board members as a group (9 persons)	328,464	*

*	Indicates ownership of less than 1%.
(1)

Based on information reported on a Schedule 13G/A filed on February 10, 2023, Durable Capital Partners LP (“Durable LP”) has sole voting and dispositive power over 17,460,597 of our ordinary shares held directly by Durable Capital Master Fund LP (“Durable Master Fund”). Durable LP is the investment adviser to Durable Master Fund. Durable Capital Partners GP LLC (“Durable GP”) is the general partner of the Durable LP, and Henry Ellenbogen is the chief investment officer of Durable LP and the managing member of Durable GP. The business address of Durable LP is 5425 Wisconsin Avenue, Suite 802, Chevy Chase, MD 20815.

(2)

Represents 6,314,000 ordinary shares held by T. Rowe Price Associates, Inc., 6,090,000 ordinary shares held by T. Rowe Price Investment Management and 4,368,000 ordinary shares held by T. Rowe Price International Ltd. T. Rowe Price International Ltd. may be deemed to have beneficial ownership over the ordinary shares held by T. Rowe Price Associates, Inc., and the address for T. Rowe Price Associates Inc. is 100 East Pratt Street Baltimore, Maryland 21202, United States.

(3)

Based on information reported on a Schedule 13G filed on February 6, 2023, each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP has shared voting power over 14,171,709 of our ordinary shares and shared dispositive power over 15,066,586 of our ordinary shares. The respective business addresses of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is 280 Congress Street, Boston, Massachusetts 02210.

(4)	The percentage ownership of Mr. Milner decreased from 6.78% in February 2022. to 6.40% in March 2023.
(5)

Based on information reported on a Schedule 13G filed on February 14, 2023, Harding Loevner L.P. has sole voting and dispositive power over 13,506,166 of our American Depository Receipt shares. The business address for Harding Loevner L.P. is 400 Crossings Blvd, Fourth Floor, Bridgewater, NJ 08807.

(6)

Based on information reported on a Schedule 13G filed on January 18, 2023, Baillie Gifford & Co. Ltd. has sole voting power of 8,283,216 of our ordinary shares and sole dispositive power of 12,163,749 of our American Depository Shares. The respective business address for Baillie Gifford & Co. Ltd. is Calton Square, 1 Greenside Row, Edinburgh, EH1 3AN, United Kingdom.

(7)	Represents for Mr. Hirzel (i) 283,895 ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of February 15, 2023.
(8)	Represents for Mr. Baldock (i) 9,976 ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of February 15, 2023.
(9)	Represents for Mr. Allen (i) 18,563 ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of February 15, 2023.
(10)	Represents for Ms. Aspinall (i) 14,545 ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of February 15, 2023.

(11)	Represents for Mr. Kerr (i) 1,485 ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of February 15, 2023.
(12)	Represents for Ms. Crawford (i) nil ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of February 15, 2023.
(13)	Represents for Mr. Capone (i) nil ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of February 15, 2023.
(14)	Represents for Ms. Lee (i) nil ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of February 15, 2023.
(15)	Represents for Ms. Greenwood (i) nil ordinary shares and (ii) nil underlying options or awards that are currently vested and exercisable or that vest within sixty days of February 15, 2023.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder, with a holding of 5% or greater, since January 1, 2020.

Voting Rights

No major shareholders listed above have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

According to the depositary, as of February 15, 2023, of the 68 registered holders of the Company’s ADSs, excluding any of its ADSs held by Cede & Co. as a nominee for the Depository Trust Company, there were 8 registered holders with addresses in the United States representing approximately 0.02% of our outstanding ADSs as of that date.

According to our registrar, as of February 15, 2023, of the 474 registered holders of our shares, excluding any of its ordinary shares held by Citibank N.A as depositary, there were 65 registered holders with addresses in the United States representing approximately 0.2% of our outstanding ordinary shares as of that date. Because some of the Company’s ADSs and ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s ADSs or ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of ADSs and ordinary shares in the United States.

B. Related Party Transactions

The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2022.

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

For the year ended December 31, 2020, we declared and paid dividends in an aggregate amount of £25.0 million, for the years ended December 31, 2021 and December 31, 2022, we did not declare or pay dividends.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs commenced trading on the Nasdaq Global Select Market on October 22, 2020. Our ordinary shares were also listed on the AIM market of the London Stock Exchange until December 14, 2022, when the shares were delisted from AIM in an effort to enhance liquidity of trading by combining all transactions on Nasdaq and to reduce costs through removing duplicative listing and compliance fees.

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

C. Material Contracts

Except as disclosed below or otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years immediately preceding this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

BioVision

On August 1, 2021, we, through our wholly-owned Delaware subsidiary, Abcam U.S. Group Holdings Inc., entered into a share purchase agreement (the “Share Purchase Agreement”) with Boai NKY Medical Holdings Ltd. (“NKY”) and Boai NKY Biotech Co., Ltd. (“NKY Seller”) to acquire NKY Biotech US, Inc. (“Biotech”) and its wholly owned subsidiary, BioVision, Inc. (“BioVision”), a producer of bio-chemical and cell-based assays, and developer, producer and seller of a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds, and one of our existing third-party suppliers. On October 26, 2021, we completed the acquisition of Biotech and BioVision pursuant to the Share Purchase Agreement, for total cash consideration of approximately $349.9 million, on a cash-free, debt-free basis, of which approximately $27 million was deposited into an escrow account held by a third-party financial institution in support of NKY and NKY Seller’s indemnification obligations related to their respective representations, warranties and covenants set forth in the Share Purchase Agreement. The Share Purchase Agreement contains customary representations, warranties, covenants and other agreements by and among the parties, including customary representations, warranties and indemnities by and from NKY and NKY Seller in favor of Abcam plc, Abcam U.S. Group Holdings Inc. and certain of their respective affiliates as well as a customary post-closing purchase price adjustment mechanism.

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

All dividends received by a U.K. tax resident individual holder of any ADSs from the Company or from other sources will form part of the ADS holder’s total income for income tax purposes and will constitute the top slice of that income. For dividends received from April 6, 2023, a nil rate of income tax will apply to the first £1,000 of total taxable dividend income received by the ADS holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the total dividend income is above the £1,000 dividend allowance, the first £1,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band. From April 6, 2024, the dividend allowance in the United Kingdom will decrease to £500.

Corporation tax

Corporate ADS holders which are resident for tax purposes in the United Kingdom should not be subject to U.K. corporation tax on any dividend received from the Company so long as the dividends qualify for exemption

(as is likely) and certain conditions are met (including anti-avoidance conditions). If the conditions for exemption are not met or cease to be satisfied, or such an ADS holder elects for an otherwise exempt dividend to be taxable, the ADS holder will be subject to U.K. corporation tax on dividends received from the Company, at the rate of corporation tax applicable to that ADS holder (the main rate of U.K. corporation tax is currently 19.0% and will increase to 25.0% with effect from April 1, 2023).

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

The applicable tax rates for individual ADS holders realizing a gain on the disposal of ADSs is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers. For corporate ADS holders, Corporation tax is generally charged on chargeable gains at the rate applicable to the relevant corporate ADS holder (the main rate of U.K. corporation tax is currently 19.0% and will increase to 25.0% with effect from April 1, 2023).

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

U.K. Stamp Duty (“stamp duty”) and U.K. Stamp Duty Reserve Tax (“SDRT”)

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

If ordinary shares (or interests therein) are transferred into a clearance service or depositary receipt system, stamp duty or SDRT may be payable at the rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares (save to the extent that an election has been made under section 97A of the UK Finance Act 1986). This liability for stamp duty or SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system.

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

Any gain or loss on the sale or other taxable disposition of the ordinary shares or ADSs will generally be treated as U.S. source income or loss and treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares or ADSs at the time of the disposition exceeds one year. Accordingly, in the event any United Kingdom tax (including withholding tax) is imposed upon the sale or other taxable disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company Considerations

The Company will be classified as a PFIC for any taxable year if either: (i) at least 75 per cent of its gross income is “passive income” for purposes of the PFIC rules or (ii) at least 50 per cent of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which the Company owns, directly or indirectly, 25% or more (by value) of the stock.

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

Based on the nature and composition of the Company’s income, assets and operations and the income, assets and operations of the Company’s subsidiaries, the Company does not believe that it is was a PFIC for the taxable year ended December 31, 2022, and it does not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that depends on, among other things, the nature and composition of the Company’s income and assets, and the market value of the Company’s shares and assets, including the nature and composition of income and assets and the market value of shares and assets of the Company’s subsidiaries, from time to time. Therefore, no assurance can be given that the Company was not a PFIC for the taxable year ended December 31, 2022, or will not be classified as a PFIC for the current taxable year or any future taxable year.

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

U.S. Foreign Account Tax Compliance Act

Certain provisions of the Code and U.S. Treasury regulations (commonly collectively referred to as “FATCA”) generally impose 30.0% withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign pass thru payments” made by a “foreign financial institution” (as defined under FATCA) (an “FFI”) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the FFI’s U.S.-owned accounts. If the Company were to be treated as an FFI, (i) such withholding may be imposed on such payments to any other FFI (including an intermediary through which an investor may hold the ordinary shares or ADSs) that is not a “participating FFI” (as defined under FATCA) or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such other FFI or investor is otherwise exempt from FATCA and (ii) the Company may be required to report certain information regarding investors to the relevant tax authorities, which information may be shared with taxing authorities in the United States. Under current guidance, the term “foreign pass thru payment” is not defined, and it is therefore not clear whether or to what extent payments on the ordinary shares or ADSs would be considered foreign pass thru payments. Withholding on foreign pass thru payments would not be required with respect to payments made before the date that is two years after the date of publication in the Federal Register of final U.S. Treasury regulations defining the term “foreign pass thru payment.” The United States has entered into an intergovernmental agreement, or IGA, with the United Kingdom (the “U.K. IGA”), which modifies the FATCA withholding regime described above. If the Company was treated as an FFI under the U.K. IGA, it would be subject to these diligence, withholding and reporting obligations under FATCA. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the U.K. IGA and any non-U.S. legislation implementing FATCA on the investment in the ordinary shares or ADSs.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We maintain a corporate website at coprorate.abcam.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We also make available on the Investors section of our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, currency risk, liquidity risk and credit risk, as discussed below. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. See Note 26 to our consolidated financial statements, which are included elsewhere in this Annual Report, for further discussion of our exposure to these risks.

Currency Risk

We have transactions denominated in various currencies, with the principal currency exposure being fluctuations in U.S. Dollars (“USD”), Euros, Japanese Yen, and Chinese Renminbi (“RMB”). Collectively, these currencies make up approximately 90% of our revenue and cash inflows. While a large portion of our manufacturing and research and development costs are USD and RMB, giving a natural offset against the currency inflows, the majority of administration costs remain as pound sterling, leaving an overall net currency inflow in our cash flows.

This remaining currency exposure is centrally managed with the objective being to secure a level of certainty of pound sterling value for up to 50.0% of our future net exposure based on forecast cash flows expected to occur up to 12 months ahead. We use forward currency contracts to achieve this objective and apply hedge accounting where applicable. Foreign currency forward contracts are valued using quoted forward exchange rates and yield curves matching maturities of the contracts.

A decrease of 10.0% in the USD/pound sterling exchange rate would have resulted in a decrease of our other comprehensive income by £1.4 million for the year ended December 31, 2022. A decrease of 10.0% in the Euro/pound sterling exchange rate would have resulted in a decrease of our other comprehensive income by £1.8 million for the year ended December 31 2022. If the pound sterling fluctuates significantly against the USD or Euro, it may have a negative impact on our results of operations.

Liquidity Risk

Liquidity risk is our risk of not having sufficient funds available in the right currency to settle its obligations as they fall due. As of December 31, 2021 and 2022, we held cash and cash equivalents of £95.1 million and £89.0 million, respectively, with drawings of £119.6 million as at the year ended December 31, 2022, £119.6 million in the prior year. As of December 31, 2022 we also had access to further loan funding from the RCF of £180.0 million. On March 7, 2023, we replaced our existing RCF due to expire on January 31, 2024 with a new £300.0 million RCF having a minimum term of 4 years, with the option to extend for one further year, and no accordion option. The amount of £120.0m drawn down on the previous RCF was rolled forward into the new facility.

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

Credit Risk

We are exposed to credit risk on our financial assets; however, there is not deemed to be a significant exposure due to the nature of our customer base and the types of transaction that are undertaken. Exposure to counterparty default risk is managed by limiting the concentration of funds and contracts held with individual financial institutions and ensuring funds are only placed with institutions or in products rated BBB or above by Standard & Poor’s.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges

ADS holders are required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s) to ordinary share(s) ratio, or for any other reason, excluding ADS issuances as a result of distributions of ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s) to ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

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

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee is payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

On October 21, 2020, the SEC declared effective our registration statement on Form F1 (File No. 333249526), as amended, filed in connection with our IPO (the “Registration Statement”). Pursuant to the Registration Statement, we registered the offer and sale of 10,287,000 of our ADSs, representing the same number of ordinary shares with a proposed maximum aggregate offering price of approximately $180 million. We offered 8,945,218 ADSs and provided the underwriters the option to purchase an additional 1,341,782 ADSs. Morgan Stanley & Co. LLC and BofA Securities, Inc LLC acted as representatives of the underwriters for the offering.

On October 26, 2020, we issued and sold 10,287,000 ADSs (including 1,341,782 ADSs that were subject to underwriters option to purchase additional ADS), representing the same number of our ordinary shares at a price to the public of $17.50 per share. The aggregate offering price of the shares sold was approximately $180 million. Upon completion of the IPO on October 26, 2020, we received net proceeds of $164.7 million, after deducting underwriting discounts and commissions of $15.3 million and offering expenses of $2.8 million. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

The offering terminated after the sale of all securities registered pursuant to the Registration Statement. As of December 31, 2022, there has been no material change in the expected use of the net proceeds from our initial public offering as described in our final prospectus, dated October 21, 2020, filed with the SEC on October 22, 2020 pursuant to Rule 424(b) relating to our Registration Statement.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2022. Based on that evaluation, our CEO and CFO concluded that, as a result of the material weaknesses in our internal control over financial reporting (“ICFR”) as described below, as of December 31, 2022, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information was being communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding the required disclosures under the Exchange Act.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Under Sarbanes Oxley Act of 2002 (“SOX”) framework, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision of the CEO and CFO, and under the oversight of the Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective because of the material weaknesses described below. A material weakness, as defined in SOX, is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Notwithstanding the identified material weaknesses, the CEO and CFO have concluded that the consolidated financial statements included in this Annual Report fairly represent in all material respects our financial condition, operational results, and cash flows for the period.

Material Weaknesses in Internal Control Over Financial Reporting

As of December 31, 2022, the following material weaknesses remain within our environment:

Inventory: As previously disclosed on our fiscal year 2021 Form 20-F (File No. 001-39633), we identified that we did not design and maintain effective controls over inventory. Specifically, we did not design and maintain effective controls over the completeness, accuracy, existence, and valuation of inventory. System limitations within our legacy system, Adminsite, required our complex inventory processes to operate manually. As of December 31, 2022, inadequate or ineffective controls within the inventory cycle remained, leading to a material weakness.

Revenue and Accounts Receivable: As previously disclosed on our fiscal year 2021 Form 20-F (File No. 001-39633), we identified inadequate or ineffective controls within our revenue cycle, resulting in a material weakness. As Adminsite is unable to enforce segregation of duties or produce detailed audit logs, we were unable to design or implement controls to adequately mitigate the potential for risk of unauthorized changes being made to purchase order pricing, quantities, or discount rates. In addition, we did not have robust, established, and documented review procedures in place to effectively compensate for the system limitations and did not maintain effective manual controls over the review and approval of manual invoices. Furthermore, in September 2022, as a result of implementing a sales and distribution module within our Oracle ERP system management was forced to suspend the execution of key controls and activities within accounts receivable (“AR”) including credit checks and timely invoice distribution. As a result, as of December 31, 2022 we still had inadequate or ineffective controls within our revenue cycle extending to the receivables cycle, resulting in a material weakness.

Information Technology (“IT”) General Controls (“ITGC”), including Adminsite (an in house developed sales order processing and finished goods inventory system): As previously disclosed, (first disclosed in the Company’s Registration Statement Form F-1 in 2020 and later in the fiscal year 2021 Form 20-F, File No. 001-39633) we did not design and maintain effective controls over ITGC for all information systems relevant to the preparation of our financial statements, including Adminsite. During 2022 Management began the process of remediation to address the control deficiencies that led to this material weakness. Significant progress was made in all areas of ITGCs, including: (i) user access and segregation of duties, (ii) computer operations to ensure that critical batch jobs are monitored, and data backups are authorized and monitored, (iii) system-generated reports used in the execution of manual controls, and (iv) Service Organization monitoring (SOC 1). Additionally, management significantly improved the overall quality of supporting documentation and increased standardization. Although we have made significant progress in remediating the aforementioned deficiencies, management maintains a material weakness in ITGC as of December 31, 2022 because remaining control activities are still required as discussed in the section Management’s Planned Remediation Activities. In addition, our business process controls (automated and manual) that are dependent on the affected ITGC were also deemed ineffective because they could have been adversely impacted.

Management’s Planned Remediation Activities

In order to address the material weaknesses in internal control over financial reporting at December 31, 2022, management has commenced remediation efforts, which include:

Inventory: Management has already made progress over inventory counts, including standardizing the documentation, process, and frequency of inventory counts. Management plans to remediate the remaining material weakness by:

•	Improving incorporation of stock data and controls into the ERP environment.

•	Continuing to evaluate and refine the design, implementation, and documentation of the internal controls to ensure controls address the relevant risks.

•

Continuing training once the systems are live to reinforce expectations regarding appropriate evidence of the performance of the controls, including proper evidence over the completeness and accuracy of data within key reports leveraged in the execution of internal controls.

Revenue and Accounts Receivable: Management reinstated key AR activities as of the date of this Annual Report and plans to remediate the material weakness by:

•

Implementing and rolling out new systems globally, specifically covering pricing, promotions, and discounts. The new systems will enable management to secure system access, enforce segregation of duties, formally track audit trails/logs, and leverage standard system reports to enhance data validation procedures, documentation, and evidence in key areas, such as revenue and accounts receivable.

•

Conducting a review of the current internal controls within this area to ensure the controls address the relevant risks and are properly designed; and implementing controls which incorporate the new process imposed by the system, including new reports.

Information Technology (“IT”) General Controls (“ITGC”), including Adminsite (an in house developed sales order processing and finished goods inventory system):

Remediations are underway; Management plans to remediate the material weakness by:

•	Enhancing privileged access and change management reviews.

•

Globally implementing and rolling out new systems covering pricing, promotions, and discounts, thereby eliminating Adminsite as one of our information systems relevant to preparation of our financial statements.

•	Designing and implementing ITGC controls for the new systems.

Remediation of Previously Disclosed Material Weaknesses

The following captures the activities made by management related to the material weaknesses that were previously identified and which have been remediated at December 31, 2022.

Goods Received Not Invoiced (“GRNI”): As first disclosed in September 2021 (File No. 001-39633), management identified ineffective and insufficient completeness and accuracy of records in the transactional activity reporting used in the performance of review and variance analysis for the Goods Received Not Invoiced account. Management began the process of remediation to address the control deficiency which led to the material weakness. Specifically, we designed suitable reports to streamline data compilation, enhanced procedures to validate the completeness and accuracy of key reports utilized in the execution of GRNI controls, standardized the documentation and enhanced and implemented new controls and procedures.

Based on the results of our testing, management has concluded that the controls are adequately designed and have operated effectively for a sufficient period of time as of December 31, 2022. Accordingly, the material weakness related to GRNI is remediated.

Payroll: As first disclosed in December 2021 (File No. 001-39633), management identified effective controls over the preparation and review of payroll because we did not retain sufficient documentation evidencing a detailed review of key data inputs for completeness and accuracy. Management began the process of remediation to address the control deficiencies which led to the material weakness. Specifically, we implemented segregation of duties of incompatible roles, formalized and implemented reviews which included validation and documentation procedures over the completeness and accuracy of data.

Based on the results of our testing, management has concluded that the controls are adequately designed and have operated effectively for a sufficient period of time during 2022. Accordingly, the material weakness related to Payroll is remediated.

Manual Journal Entries: As first disclosed in December 2021 (File No. 001-39633), management identified ineffective controls over the review of manual journal entries because we did not retain sufficient documentation evidencing a detailed review of key data inputs for completeness and accuracy. Management began the process of remediation to address the control deficiencies which led to the material weakness. We implemented reviews of all journal entries with required supervisory reviews of larger value journal entries; these measures provide more checks to our accounts in a way that is measured and commensurate with the associated risk. We built, tested, and deployed system workflow solutions and reporting solutions. Additionally, we enhanced documentation, and review procedures, and built templates to aid in the execution of controls.

Based on the results of our testing, management has concluded that the controls are adequately designed and have operated effectively for a sufficient period of time during 2022. Accordingly, the material weakness related to manual journal entries is remediated.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report which appears on page F-2 herein.

Changes in Internal Control Over Financial Reporting

Other than the remediation efforts described above taken to address the material weaknesses during the period covered by this Annual Report, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. A current copy of the Code of Conduct is available on the Investors section of our website at corporate.abcam.com. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in the year ended December 31, 2022.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Abcam plc at December 31, 2021 and December 31, 2022 that appear in this Annual Report have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of PricewaterhouseCoopers LLP is The Maurice Wilkes Building, St John’s Innovation Park, Cowley Road, Cambridge, CB4 0DS, United Kingdom. The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	Year Ended December 31, 2021	Year Ended December 31, 2022
	£’000	£’000
Audit Fees	1,315	1,484
All Other Fees	6	—

Total	1,321	1,484

Audit Fees

Audit fees for the year ended December 31, 2021 and the year ended December 31, 2022 were related to the audit of our consolidated financial statements, subsidiary the companies pursuant to legislation and interim review services provided in connection with statutory and regulatory filings or engagements.

All Other Fees

All other fees in the year ended December 31, 2021 were related to services provided in connection with the Abcam being listed on the Nasdaq Global Select Market. There were no other fees in the year ended December 31, 2022.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a public company incorporated in England and Wales that has its ADSs listed on Nasdaq, we are not required to have regard to the U.K. Corporate Governance Code. Our board is, however, committed to maintaining high standards of corporate governance.

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

We may in the future decide to rely on other foreign private issuer exemptions with respect to some or all of the other Nasdaq corporate governance rules.

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

Item 19. Exhibits

			Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Articles of Association of the Registrant	F-1	333-249263	3.1	10/02/2020

2.1	Deposit Agreement	20-F	001-39633	2.1	03/14/2022

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	20-F	001-39633	2.2	03/14/2022

			Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

2.3	Description of Securities					*

4.1†	Abcam plc Long Term Incentive Plan	F-1	333-249263	10.1	10/02/2020

4.2†	AbShare	F-1	333-249263	10.2	10/02/2020

4.3†	Abcam plc Share Incentive Plan	F-1	333-249263	10.3	10/02/2020

4.4†	The Abcam plc Annual Bonus Plan	F-1	333-249263	10.4	10/02/2020

4.5†	Rules of the Abcam plc Company Share Option Plan 2009	F-1	333-249263	10.5	10/02/2020

4.6†	Rules of the Abcam 2005 Share Option Scheme	F-1	333-249263	10.6	10/02/2020

4.7†	Rules of the Abcam 2015 Share Option Plan	F-1	333-249263	10.7	10/02/2020

4.8†	Abcam Plc Profitable Growth Incentive Plan	S-8	333-257893	99.1	07/14/2021

4.9†	Abcam Plc Growth Plan	S-8	333-263946	99.1	03/29/2022

8.1	List of Subsidiaries of the Registrant	20-F	001-39633	8.1	03/14/2022

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.					**

15.1	Consent of PricewaterhouseCoopers LLP					*

101.INS	Inline XBRL Instance Document					#

101.SCH	Inline XBRL Taxonomy Extension Schema Document					#

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document					#

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document					#

101.LAB	Inline XBRL Taxonomy Label Linkbase Document					#

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					#

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					#

The following are filed as exhibits hereto:

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

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

Date: March 20, 2023

By:	/s/ Alan Hirzel
Name:	Alan Hirzel
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Abcam plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Abcam plc and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for the years ended December 31, 2022 and December 31, 2021, the six-months ended December 31, 2020 and the year ended June 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and December 31, 2021, the six-months ended December 31, 2020 and the year ended June 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (i) lack of controls over information technology systems that are relevant to the preparation of the consolidated financial statements, (ii) ineffective controls in pricing, quantities and discount rates in the revenue and receivables cycle including review and approval of manual invoices and (iii) ineffective controls over the completeness, accuracy and valuation of inventory.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Group’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Provision for Expected Credit Losses of Trade Receivables in Abcam Inc.
As described in Note 4 to the consolidated financial statements, accounts receivable and the provision for expected credit losses (‘ECL’) of trade receivables in Abcam Inc. was $54.8 million and $2.2 million, respectively, as of December 31, 2022. Management assesses the requirement for a provision of expected credit losses in line with the lifetime expected credit loss for trade receivables. The ECL is based upon the Group’s historical credit loss experience that is then adjusted to account for factors that are specific to the individual customer balances, the general economic conditions and the forecast conditions at the balance sheet date. In September of 2022, a new sales and distribution module within the ERP system was implemented which interrupted operations and resulted in delays in the Group’s (in particular Abcam Inc’s) ability to perform credit checks and distribute invoices timely. Amounts collected may be less than amounts billed due to untimely invoice distribution, prolonged delays in collection, and other reasons unrelated to credit risk. Management applied complex and subjective judgment in estimating the provision for ECL of trade receivables.
The principal considerations for our determination that performing procedures relating to the provision for ECL of trade receivables in Abcam Inc. is a critical audit matter are (i) the significant judgment by management when developing the provision and (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the relevance of historical credit loss experience given prolonged delays in collection caused by interrupted operations. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified in relation to this matter.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the estimate of the provision for ECL of trade receivables, (ii) evaluating the relevance and use of historical experience data as an input into the estimate, (iii) testing the completeness and accuracy of underlying data used in the estimate, (iv) testing, on a sample basis, the existence and accuracy of invoicing transactions and cash collections from the billing and collection data used in management’s estimate (v) understanding management’s plans for collecting outstanding accounts receivable and evaluating the ability to carry out those plans and (vi) performing subsequent cash receipt testing by comparing actual cash collections received subsequent to year-end to related accounts receivable outstanding as of year-end to evaluate the reasonableness of management’s estimate.
/s/ PricewaterhouseCoopers LLP
Cambridge, United Kingdom
March 20, 2023
We have served as the Group’s auditor since 2013.

Consolidated income statements
For the years ended 31 December 2022 and 2021, the six months ended 31 December 2020 and the year ended 30 June 2020

	Note	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Revenue	5	361.7	315.4	147.5	260.0
Cost of sales		(91.2)	(90.8)	(42.9)	(79.8)

Gross profit		270.5	224.6	104.6	180.2
Selling, general and administrative expenses		(224.5)	(189.7)	(73.6)	(131.5)
Research and development expenses		(56.1)	(27.8)	(13.7)	(38.3)

Operating (loss) / profit	6	(10.1)	7.1	17.3	10.4
Finance income	9	0.4	0.3	0.2	0.7
Finance costs	9	(5.9)	(2.7)	(1.9)	(2.8)

(Loss) / profit before tax		(15.6)	4.7	15.6	8.3
Tax credit / (charge)	10	7.1	(0.3)	(2.8)	4.2

(Loss) / profit for the year / period attributable to equity shareholders of the parent		(8.5)	4.4	12.8	12.5

Earnings per share
Basic	11	(3.7)p	1.9p	5.8p	6.0p
Diluted	11	(3.7)p	1.9p	5.8p	6.0p

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income
For the years ended 31 December 2022 and 2021, the six months ended 31 December 2020 and the year ended 30 June 2020

	Note	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
(Loss) / profit for the year / period attributable to equity shareholders of the parent		(8.5)	4.4	12.8	12.5

Items that may be reclassified to the income statement in subsequent years
Movement on cash flow hedges	26	(0.4)	(0.1)	1.1	0.7
Exchange differences on translation of foreign operations		58.6	5.7	(17.5)	9.6
Tax relating to components of other comprehensive income / (expense)		(1.3)	0.1	(0.2)	(0.2)
Items that will not be reclassified to the income statement in subsequent years
Movement in fair value of investment	16	(0.4)	(0.1)	(3.1)	4.0
Tax relating to components of other comprehensive (expense) / income		—	0.4	0.8	(1.3)

Other comprehensive income / (expense) for the year / period		56.5	6.0	(18.9)	12.8

Total comprehensive income / (expense) for the year / period		48.0	10.4	(6.1)	25.3

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated balance sheets
As at 31 December 2022, 31 December 2021 and 31 December 2020

	Note	As at 31 December 2022 £m	As at 31 December 2021* £m
Non-current assets
Goodwill	12	398.3	363.5
Intangible assets	13	227.9	234.2
Property, plant and equipment	14	80.5	73.5
Right-of-use assets	15	79.2	88.2
Investments	16	3.2	3.5
Deferred tax asset	17	12.1	13.2

		801.2	776.1

Current assets
Inventories	18	68.0	58.2
Trade and other receivables	19	84.0	60.5
Current tax receivable		13.9	10.5
Derivative financial instruments	20	0.5	0.5
Cash and cash equivalents		89.0	95.1

		255.4	224.8

Total assets		1,056.6	1,000.9

Current liabilities
Trade and other payables	21	(67.8)	(69.0)
Derivative financial instruments	20	(0.8)	(0.2)
Lease liabilities	15	(8.5)	(9.2)
Borrowings	22	(119.6)	(119.2)
Current tax liabilities		(5.1)	(4.4)

		(201.8)	(202.0)

Net current assets		53.6	22.8

Non-current liabilities
Deferred tax liability	17	(32.1)	(41.5)
Lease liabilities	15	(95.8)	(101.3)

		(127.9)	(142.8)

Total liabilities		(329.7)	(344.8)

Net assets		726.9	656.1

Equity
Share capital	23	0.5	0.5
Share premium account		269.4	268.3
Merger reserve	23	68.6	68.6
Own shares	23	(1.9)	(2.2)
Translation reserve	23	89.7	31.1
Hedging reserve	23	(0.1)	0.2
Retained earnings		300.7	289.6

Total equity attributable to the equity shareholders of the parent		726.9	656.1

*	See note 29 for details related to the measurement period adjustment to the accounting for the acquisition of BioVision.
The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity
For the years ended 31 December 2022 and 2021, the six months ended 31 December 2020 and the year ended 30 June 2020

	Note	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation Reserve £m	Hedging reserve £m	Retained Earnings £m	Total £m
Balance as at 1 July 2019		0.4	27.0	68.1	(2.8)	33.3	(1.3)	256.9	381.6
Profit for the year		—	—	—	—	—	—	12.5	12.5
Other comprehensive income		—	—	—	—	9.6	0.6	2.6	12.8

Total comprehensive income for the year		—	—	—	—	9.6	0.6	15.1	25.3
Issue of ordinary shares, net of share issue costs		—	111.2	0.5	0.3	—	—	(0.3)	111.7
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	7.4	7.4
Purchase of own shares		—	—	—	—	—	—	(0.1)	(0.1)
Equity dividends	24	—	—	—	—	—	—	(25.0)	(25.0)

Balance as at 30 June 2020		0.4	138.2	68.6	(2.5)	42.9	(0.7)	254.0	500.9
Profit for the period		—	—	—	—	—	—	12.8	12.8
Other comprehensive (expense) / income		—	—	—	—	(17.5)	0.9	(2.3)	(18.9)

Total comprehensive (expense) / income for the period		—	—	—	—	(17.5)	0.9	10.5	(6.1)
Issue of ordinary shares, net of share issue costs		0.1	126.9	—	0.1	—	—	(0.1)	127.0
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	7.4	7.4
Purchase of own shares		—	—	—	—	—	—	(0.1)	(0.1)

Balance as at 31 December 2020		0.5	265.1	68.6	(2.4)	25.4	0.2	271.7	629.1
Profit for the year		—	—	—	—	—	—	4.4	4.4
Other comprehensive income		—	—	—	—	5.7	—	0.3	6.0

Total comprehensive income for the year		—	—	—	—	5.7	—	4.7	10.4
Issue of ordinary shares, net of share issue costs		—	3.2	—	0.2	—	—	(0.2)	3.2
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	13.4	13.4

Balance as at 31 December 2021		0.5	268.3	68.6	(2.2)	31.1	0.2	289.6	656.1
Loss for the year		—	—	—	—	—	—	(8.5)	(8.5)
Other comprehensive income / (expense)		—	—	—	—	58.6	(0.3)	(1.8)	56.5

Total comprehensive income / (expense) for the year		—	—	—	—	58.6	(0.3)	(10.3)	48.0
Issue of ordinary shares		—	1.1	—	0.3	—	—	(0.5)	0.9
Share-based payments inclusive of deferred tax		—	—	—	—	—	—	21.9	21.9

Balance as at 31 December 2022		0.5	269.4	68.6	(1.9)	89.7	(0.1)	300.7	726.9

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements
For the years ended 31 December 2022 and 2021, the six months ended 31 December 2020 and the year ended 30 June 2020

	Note	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Cash generated from operations	25	36.0	72.2	33.1	65.4
Net income taxes (paid) / received		(7.3)	(9.3)	0.2	(2.4)

Net cash inflow from operating activities		28.7	62.9	33.3	63.0

Investing activities
Investment income		0.4	0.3	0.2	0.7
Purchase of property, plant and equipment		(16.8)	(34.5)	(11.5)	(12.7)
Purchase of intangible assets		(24.5)	(25.3)	(13.0)	(23.0)
Transfer of cash from / (to) escrow in respect of future capital expenditure		0.3	—	0.4	(0.6)
Purchase of investments	16	—	(0.1)	—	(2.2)
Reimbursement of leasehold improvement costs		—	13.2	1.7	—
Net cash inflow / (outflow) arising from acquisitions	29	16.2	(245.1)	—	(110.3)

Net cash outflow from investing activities		(24.4)	(291.5)	(22.2)	(148.1)

Financing activities
Dividends paid	24	—	—	—	(25.0)
Principal element of lease obligations		(11.3)	(8.8)	(3.8)	(6.8)
Interest element of lease obligations		(2.1)	(1.5)	(0.5)	(0.9)
Interest paid		(3.0)	(0.7)	(0.6)	(0.8)
Proceeds on issue of shares, net of issue costs		1.1	3.2	127.0	111.2
Facility arrangement fees		—	(0.8)	—	—
Utilisation of revolving credit facility	22	—	120.0	—	127.0
Repayment of revolving credit facility	22	—	—	(107.0)	(20.0)
Purchase of own shares		(0.2)	—	(0.1)	(0.1)

Net cash (outflow) / inflow from financing activities		(15.5)	111.4	15.0	184.6

Net (decrease) / increase cash and cash equivalents		(11.2)	(117.2)	26.1	99.5

Cash and cash equivalents at beginning of the year / period		95.1	211.9	187.3	87.1
Effect of foreign exchange rates on cash and cash equivalents		5.1	0.4	(1.5)	0.7

Cash and cash equivalents at end of the year / period	(i)	89.0	95.1	211.9	187.3

i)
Within cash and cash equivalents at 31 December 2022 is £nil (31 December 2021: £nil, 31 December 2020: £1.3m; 30 June 2020: £0.9m) of cash relating to employee contributions to the Group’s share scheme ‘AbShare’, which is reserved for the purpose of purchasing shares upon vesting.

Notes to the consolidated financial statements
For the years ended 31 December 2022 and 2021, the six months ended 31 December 2020 and the year ended 30 June 2020

1.	Presentation of financial statements

a)	General information
Abcam plc (the Company) is a public limited company, incorporated and domiciled in the UK and is registered in England under the Companies Act 2006. Abcam’s ordinary shares are listed via American Depositary Shares on the Nasdaq Global Market and were listed on the Alternative Investment Market (AIM) of the London Stock Exchange up until 14 December 2022 when Abcam plc delisted from AIM.

b)	Basis of preparation and consolidation
On 2 June 2021, the Group announced that it was amending its financial year end date from 30 June to 31 December. These financial statements are therefore presented for the years ended 31 December 2022 and 2021, the six months ended 31 December 2020 and the year ended 30 June 2020.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The consolidated financial statements have been presented in Sterling, the functional currency of the Company, and on the historical cost basis, except as modified to include revaluation of certain financial instruments to fair value.
The consolidated financial statements incorporate the financial statements of the Company and entities under its control (together the ‘Group’). The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.
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
On
7
 March 2023, the Group replaced its existing RCF which was due to expire on January 31 2024. The new RCF has a term of
4
years, with the option to extend for one further year, for an amount of £300.0m and with no accordion option. The amount of £120.0m drawn down on the previous RCF was rolled forward into the new facility. See note 31 for further details.
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

•	Annual Improvements 2018-2020 Cycle—amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41;

•	Interest Rate Benchmark Reform—Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16;

•	Amendments to IFRS 3 ‘References to the Conceptual Framework’;

•	Amendments to IFRS 16 ‘Covid-19-related rent concessions’;

•	Amendments to IAS 16 ‘Property, plant and equipment—proceeds before intended use’; and

•	Amendments to IAS 37 ‘Onerous contracts—cost of fulfilling a contract’.
Amendments effective during the reporting period did not have any significant impact on adoption.
Standards, amendments and interpretations not yet effective and not early adopted
The following standards and amendments have not been adopted in the group’s consolidated financial statements as they are not yet effective:

•	IFRS 17, ‘Insurance contracts’ as amended in December 2021 (effective from 1 January 2023,);

•	Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8 (effective from 1 January 2023);

•	Amendments to IAS 12 ‘Deferred tax related to assets and liabilities arising from a single transaction’ (effective from 1 January 2023);

•	Amendments to IFRS 16 ‘Lease liability in a sale and leaseback’ (effective from 1 January 2024); and

•	Amendments to IAS 1 ‘Non-current liabilities with covenants’ (effective from 1 January 2024).
The amendments listed above are not expected to have a material impact on the financial statements of the Group in future periods.

3.	Principal accounting policies
The following paragraphs describe the main accounting policies, which have been applied consistently.
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
Right-of-use assets are measured at cost including; the discounted initial lease liability, lease payments made at or before the commencement date, any initial direct costs and reduced by any lease incentives received.
Right-of-use assets are depreciated over the shorter of the non-cancellable lease period and any extension options that are considered reasonably certain to be taken or the useful life of the asset. The Group’s current leases typically range fro
m 1-20 years.
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
The results of overseas subsidiaries are translated into Sterling using the average exchange rates during the year. Assets and liabilities are translated at the rates ruling at the balance sheet date. Goodwill arising on the acquisition of a foreign operation is treated as an asset of that foreign operation and as such is translated at the relevant foreign exchange rate at the balance sheet date. Exchange differences arising on this translation are recognized through other comprehensive income in the translation reserve.
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

The benefit of UK research and development is recognized under the UK’s Research and Development Expenditure Credit (‘RDEC’) scheme. The benefit is recorded as income included in profit before tax, netted against research and development expenses, as the RDEC is of the nature of a government grant.
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
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
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognized to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the amounts recognized as of that date. The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year. Where measurement period adjustments are identified, comparative prior period is revised to reflect the change to the acquisition accounting.
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
Assets held for sale
Non-current assets and disposal groups are classified as held for sale only if available for immediate sale in their present condition and a sale is highly probable and expected to be completed within one year from the date of classification. Such assets are measured at the lower of carrying amount and fair value, less the cost of disposal, and are not depreciated or amortised.
Inventories
Inventories and work in progress are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labour costs and an attributable portion of production overheads that have been incurred in bringing the inventories to their present location and condition. The valuation methodology is on a weighted average cost basis, depending on the nature of the inventory, and net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Provision is made for obsolete, slow-moving or defective items where appropriate.
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
Trade and other receivables
Trade receivables (excluding derivative financial assets) are recognized at cost less allowances for expected credit loss. The provision is based on the Group’s expected credit loss, which is calculated using the simplified approach for trade receivables based on historical data adjusted for forward looking information.
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
Hedge effectiveness is assessed via the dollar offset method, being the ratio of change in the cumulative fair value of the hedging instrument divided by the cumulative change in present value of the hedged item attributed to changes in the stated currency pair forward rate.
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
During the prior year, an impairment was booked for assets relating to AxioMx where changes in scope of the project impacted on the usability of the historical work performed, details of which can be seen in note 13.
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
For the BioVision acquisition in October 2021, the Group had determined that the business was not sufficiently integrated into the Group at 31 December 2021 and therefore the goodwill associated with this acquisition was tested separately as part of a separate BioVision CGU. As at 31 December 2022, the acquired BioVision business had been fully integrated in to the Group’s operations and product portfolio and so the Goodwill arising from the BioVision acquisition has also been allocated to the Group CGU. Full details can be found in note 12.
b) Key sources of estimation uncertainty
Performance conditions associated with share-based payment schemes
The Group operates a number of share-based payment schemes for its employees, many of which need to meet non-market-based performance conditions in order to either partially or fully vest at the end of the vesting period. Management uses forecast financial information, such as expected revenue growth, to assess the likelihood of achieving performance conditions throughout the vesting period and adjusts the share-based payment charge to reflect the expected proportion of issued share awards that will vest. Where actual performance differs from management expectations during the vesting period, or there are changes to management’s estimates, this can result in a material change to the share-based payment charge in the period in which this change occurs.
Impairment assessment of assets held for sale and acquired intangible assets
During the year ended 31 December 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed, along with other assets relating to this technology and product range, which included an allocation of goodwill (£1.6m). Accordingly, these assets were classified as held for sale on the Group’s balance sheet during the year.
The group was not successful in locating a buyer and a decision was made by the directors to discontinue the group’s investment in these products and technology. As such an impairment charge of £18.3m has been recognised within R&D expenses within the income statement, with the carrying amount of the assets classified as held for sale written down to £
nil
. Further, associated deferred tax liabilities of £4.1m and other liabilities of £0.2m were also released to the income statement, as well as other costs associated with this decision of £0.2m . Details can be found in note 8.
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
Provision for expected credit losses
During the financial year a new ERP system module for sales and distribution was implemented which, in September 2022, interrupted operations and resulted in delays in Abcam’s ability to perform credit checks and distribute invoices timely, in particular in Abcam Inc. Amounts collected may be less than amounts billed due to untimely invoice distribution, prolonged delays in collection and other reasons unrelated to credit risk. These factors make the valuation of accounts receivable more subjective.
Abcam assesses the requirement for a provision against bad or doubtful debts in line with the lifetime expected credit loss (‘ECL’) for the trade receivables. The ECL is based upon the Group’s historical credit loss experience that is then adjusted to account for factors that are specific to the individual customer balances, the general economic conditions and the forecast conditions at the balance sheet date. The evaluation of these historical and other factors involves complex, subjective judgments.
The valuation of trade receivables is adjusted for the expected credit loss in the form of a provision for bad and doubtful debts. Our collection procedures include: review of account aging; review of current sales activity;

and direct contact with our payors. An uncollectible amount is written off to the provision after reasonable collection efforts have been exhausted. As of December 31, 2022, the provision for bad and doubtful accounts balance was £2.4 million (31 December 2021: £0.8 million) which is included in accounts receivable, net of allowances on the Group’s Consolidated Balance Sheets and of which there is a provis
ion of $2.2 million (£1.8 million) against a gross accounts receivable balance of $54.8 million (£46.0 million) within Abcam Inc.
Details on the ageing of trade receivables can be found in note 19.
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
Geographical information
Revenues are attributed to regions based primarily on customers’ location. The Group’s revenue from external customers and information about its non-current segment assets (excluding deferred tax) is set out below:

	Revenue
	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
The Americas	162.5	130.4	58.6	112.4
EMEA	90.1	84.3	40.2	69.3
China	62.9	58.2	27.4	39.5
Japan	17.9	18.7	9.9	18.8
Rest of Asia Pacific	28.3	23.8	11.4	20.0

	361.7	315.4	147.5	260.0

	Non-current assets
	As at 31 December 2022 £m	As at 31 December 2021 £m
The Americas	483.7	464.3
EMEA	237.0	231.8
China	8.0	8.6
Japan	0.4	0.2
Rest of Asia Pacific	60.0	59.3

	789.1	764.2

Revenue by type is shown below:

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Catalogue revenue	339.8	296.4	139.0	243.1
Custom products and services	6.8	5.7	2.7	6.3
IVD	6.1	6.3	2.6	4.7
Royalties and licenses	9.0	7.0	3.2	5.9

Custom products and licensing	21.9	19.0	8.5	16.9

Total reported revenue	361.7	315.4	147.5	260.0

Because all custom products and services projects within a contract had an original expected duration of one year or less, the Group has taken advantage of the exemption not to disclose outstanding amounts in respect of uncompleted contracts.
6. Operating (loss) / profit
Operating (loss) / profit for the year / period is stated after charging / (crediting):

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Cost of inventories recognized as an expense	60.6	63.5	30.7	56.2
Write down of inventories recognized as an expense	3.6	3.8	1.6	2.8
UK R&D tax credits	(2.0)	(2.5)	(0.7)	(1.5)
Movements arising on financial instruments at fair value through profit or loss	0.2	—	(0.4)	—
Other net foreign exchange differences (including cash flow hedge movements reclassified from other comprehensive income)	0.1	(0.8)	1.6	(0.6)

Auditor’s remuneration comprised the following:

	Year ended 31 December 2022 £000	Year ended 31 December 2021 £000	Six months ended 31 December 2020 £000	Year ended 30 June 2020 £000
Audit services
—Group and parent company	805	646	426	279
—Subsidiary companies pursuant to legislation	12	12	—	8
—Assurance services in respect of controls work for US compliance	—	—	—	200

Total audit fees	817	658	426	487
Audit related assurance services
—Interim review	69	87	63	22
—Attestation under s404 of Sarbanes-Oxley Act 2002 and audit of 20-F filing	568	535	—	—
—Services in respect of the Group’s US listing	—	—	653	76
—Other	30	35	—	—
Total assurance-related fees	667	657	716	98
Other services	—	6	—	1

Total auditor remuneration	1,484	1,321	1,142	586
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
7. Employees
The average monthly number of employees (including Executive Directors) was:

	Year ended 31 December 2022 Number	Year ended 31 December 2021 Number	Six months ended 31 December 2020 Number	Year ended 30 June 2020 Number
Management, administrative, marketing and distribution	1,304	1,191	930	879
Laboratory	425	428	594	575

	1,729	1,619	1,524	1,454
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
Their aggregate remuneration comprised:

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Wages and salaries	103.6	89.4	42.6	69.5
Social security costs	15.1	12.4	6.3	7.1
Other pension costs	7.2	6.5	2.8	4.5
Share-based payments charge	23.3	17.9	7.3	9.3

Total staff costs	149.2	126.2	59.0	90.4
8. Impairment of asset held for sale
Assets classified as held for sale and subsequently impaired:

Impairment of assets held for sale £m
Impaired assets held for sale
Goodwill	1.6
Intangible assets	15.8
Property, plant and equipment	0.5
Inventories	0.4

Assets previously classified as held for sale	18.3
Trade and other payables	(0.2)
Deferred tax liabilities	(4.1)

Liabilities previously associated with assets held for sale	(4.3)
Impairment charges impacting operating profit	18.3
Release of other liabilities	(0.2)
Other costs associated with discontinued investment	0.2

Expenses recognised within operating profit	18.3
Release of deferred tax liabilities	(4.1)

Loss recognised within the income statement	14.2

During the year ended 31 December 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed, along with other assets relating to this technology and product range, which included an allocation of goodwill (£1.6m). The criteria for classification as an Asset Held for Sale under IFRS 5 was met in May 2022, when active marketing of these assets had commenced, and these assets were classified as held for sale on the group’s balance sheet.
The group was not successful in locating a buyer and a decision was made by the directors, in the second half of 2022, to discontinue the group’s investment in these products and technology. As such an impairment charge of £18.3 m has been recognised within R&D expenses within the income statement, with the carrying amount of the assets classified as held for sale written down to £nil. Further, associated deferred tax liabilities of £4.1m and other liabilities of £0.2m were also released to the income statement, as well as other costs associated with this decision of £0.2m.
9. Finance income and costs

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Interest receivable	0.4	0.3	0.2	0.7

Finance income	0.4	0.3	0.2	0.7
Interest expense on lease liabilities	(2.1)	(1.7)	(1.0)	(1.5)
Borrowing costs	(3.3)	(1.0)	(0.9)	(1.4)
Other interest (expense) / income	(0.5)	—	—	0.1

Finance costs	(5.9)	(2.7)	(1.9)	(2.8)

Net finance costs	(5.5)	(2.4)	(1.7)	(2.1)
10. Tax

	Note	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Current tax
Current income tax charge		11.2	11.0	4.1	4.8
Adjustment in respect of prior years		(5.4)	(2.4)	—	(0.9)

		5.8	8.6	4.1	3.9
Deferred tax
Origination and reversal of temporary differences		(15.4)	(11.6)	(1.3)	(9.2)
Adjustment in respect of prior years		5.4	1.9	—	0.9
Effect of tax rate change		(2.9)	1.4	—	0.2

	17	(12.9)	(8.3)	(1.3)	(8.1)

Total income tax (credit) / charge		(7.1)	0.3	2.8	(4.2)
The Group reported a net tax credit of £7.1m (year ended 31 December 2021: charge of £0.3m; six months ended 31 December 2020: charge of £2.8m; year ended 30 June 2020: credit of £4.2m). The net tax charge is reduced due to the credit from the ‘patent box’ benefit in the UK, where a lower rate of tax is applied to profits on patented income.
The UK Corporation Tax rate for the year was 19.0% (year ended 31 December 2021: 19%; six months ended 31 December 2020: 19.0%; year ended 30 June 2020: 19.0%). Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.
The Finance Act 2021 increased the UK Corporation Tax rate to 25% with effect from 1 April 2023. This 25% rate has been applied in the deferred tax valuations based on the expected timing of when such assets and liabilities will be recovered.

The (credit)/charge for the year / period can be reconciled to the (loss)/profit per the income statement as follows:

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
(Loss) / profit before tax	(15.6)	4.7	15.6	8.3

Tax at the UK corporation tax rate of 19.0% (December 2021: 19.0%; December 2020: 19.0%; June 2020: 19.0%)	(3.0)	0.9	3.0	1.6
Adjustment in respect of overseas tax rates	2.3	2.0	0.2	(1.3)
Adjustments in respect of prior years	—	(0.5)	—	—
Effect of ‘patent box’ benefit	(2.8)	(4.2)	0.9	(6.0)
Tax effect of non-deductible expenses and non-taxable income	0.1	0.9	(1.5)	1.3
Overseas R&D tax credit uplift	(0.8)	(0.7)	0.3	(0.5)
Overseas withholding tax	—	0.5	(0.1)	0.5
Effect of tax rate change	(2.9)	1.4	—	0.2

Tax (credit) / charge for the year / period	(7.1)	0.3	2.8	(4.2)
11. Earnings per share
The calculations of earnings per ordinary share (EPS) are based on profit after tax and the weighted number of shares in issue during the year / period.

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Earnings
(Loss) / p rofit for the year / period	(8.5)	4.4	12.8	12.5

	Million	Million	Million	Million
Number of shares
Weighted average number of ordinary shares in issue	229.0	227.1	220.0	208.0
Less ordinary shares held by Equiniti Share Plan Trustees Limited	(0.3)	(0.4)	(0.4)	(0.4)

Weighted average number of ordinary shares for the purposes of basic EPS	228.7	226.7	219.6	207.6
Effect of potentially dilutive ordinary shares—share options and awards	2.6	2.2	2.4	2.0

Weighted average number of ordinary shares for the purposes of diluted EPS	231.3	228.9	222.0	209.6
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

	Year ended 31 December 2022		Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020
Basic EPS	(3.7	)p	1.9p	5.8p	6.0p
Diluted EPS	(3.7	)p	1.9p	5.8p	6.0p

12. Goodwill

	Note	31 December 2022 £m	31 December 2021* £m
Cost and carrying amount
At beginning of the year / period		363.5	184.3
Additions	29	—	177.0
Measurement period adjustments	29	—	(1.3)
Transfer to asset held for sale	8	(1.6)	—
Exchange differences		36.4	3.5

At end of the year / period		398.3	363.5

Allocated to BioVision CGU		—	179.7
Allocated to Group CGU		398.3	183.8

At end of the year / period		398.3	363.5

*	See note 29 for details related to the measurement period adjustment to the accounting for the acquisition of BioVision
Goodwill is converted at the exchange rate on the date of acquisition and retranslated at the balance sheet date.
Goodwill acquired in a business combination is allocated at acquisition to the Cash Generating Unit (CGU) which is expected to benefit from that business combination. Following the acquisition of BioVision (as described in note 29), the acquired business had not been fully integrated into the Group’s operations as at 31 December 2021. As such, as at 31 December 2021 BioVision was considered a separate CGU, and goodwill arising from this acquisition has been allocated to a separate CGU and the remainder of the Group was considered to be one CGU, as previous acquisitions have been fully integrated into the Group’s operations and product portfolio. As at 31 December 2022, the acquired BioVision business had been fully integrated in to the Group’s operations and product portfolio and so the Goodwill arising from the BioVision acquisition has also been allocated to the Group CGU.
During the year ended 31 December 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed, along with other assets relating to this technology and product range. Accordingly these assets were classified as Assets held for sale, which included an allocation from goodwill of £1.6m. The goodwill was allocated on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained. This was determined with reference to the proportion of revenue related to these assets in comparison to the total revenue for the group, as recognised in the first half of 2022 which was when these assets were classified as an asset held for sale.
Goodwill is subject to an annual impairment review or more frequently if there are any indications that goodwill might be impaired. The review assesses the carrying amount of the group’s CGU, which is equivalent to the net assets of the group, in comparison to its recoverable amount. In the event that the CGU were impaired, the impairment loss would be allocated against the recorded goodwill first before any other assets within the CGU.
The reviews are carried out using the following criteria:

•	The recoverable amount of the CGU is determined by fair value less costs to sell;

•	The fair value less costs to sell is determined with reference to the market capitalization of the Abcam plc group as at 31 December 2022;

•	Costs to sell are deemed to be negligible in comparison to the overall recoverable amount.
The key assumptions considered most sensitive for the fair value calculations are:

•	Movements in the share price and exchange rate
Based on the results of this analysis, management is satisfied that the recoverable amount of the group’s CGU, inclusive of the recorded goodwill, exceeds its carrying amount.
Management has performed a sensitivity analysis on each of the key assumptions mentioned above. Due to the significant headroom which exists between the recoverable amount and the carrying value, the Directors have concluded that there are no reasonable possible changes in any of these key assumptions which would cause the goodwill to exceed its recoverable amount.
13. Intangible assets

	Acquisition intangibles
	Customer relationships and distribution rights £m	Patents, technology and know- how £m	License fees £m	Trade names £m	Sub-total £m	Software £m	Internally developed technology £m	Patents and licenses £m	Total £m
Cost
At 1 January 2021	8.4	111.2	15.7	3.5	138.8	71.4	41.1	0.7	252.0

Additions	—	—	—	—	—	17.4	7.5	0.9	25.8
Acquisition	3.7	77.5	—	—	81.2	—	—	—	81.2
Exchange differences	0.1	0.5	0.1	0.1	0.8	—	0.1	—	0.9

At 31 December 2021	12.2	189.2	15.8	3.6	220.8	88.8	48.7	1.6	359.9

Additions	—	—	—	—	—	14.6	8.5	0.4	23.5
Acquisition	—	—	—	—	—	—	—	—	—
Transfer to asset held for sale	—	(21.6)	—	—	(21.6)	(0.8)	(5.2)	—	(27.6)
Exchange differences	1.0	18.5	0.6	0.3	20.4	0.2	0.5	—	21.1

At 31 December 2022	13.2	186.1	16.4	3.9	219.6	102.8	52.5	2.0	376.9

Accumulated amortization
At 1 January 2021	6.1	43.7	7.7	2.4	59.9	26.5	13.8	—	100.2
Charge for the year	1.0	6.9	1.1	0.1	9.1	8.9	2.4	0.5	20.9
Impairment	—	—	—	—	—	2.1	1.7	—	3.8
Exchange differences	(0.1)	0.3	0.1	0.1	0.4	0.1	0.3	—	0.8

At 31 December 2021	7.0	50.9	8.9	2.6	69.4	37.6	18.2	0.5	125.7

Charge for the year	1.0	14.5	1.3	0.1	16.9	6.1	3.0	0.4	26.4
Impairment	—	—	—	—	—	0.7	0.3	—	1.0
Transfer to asset held for sale	—	(9.4)	—	—	(9.4)	(0.1)	(2.3)	—	(11.8)
Exchange differences	0.6	5.7	0.6	0.3	7.2	0.1	0.4	—	7.7

At 31 December 2022	8.6	61.7	10.8	3.0	84.1	44.4	19.6	0.9	149.0

Carrying amount
At 31 December 2021	5.2	138.3	6.9	1.0	151.4	51.2	30.5	1.1	234.2
At 31 December 2022	4.6	124.4	5.6	0.9	135.5	58.4	32.9	1.1	227.9

Included in carrying amount—Assets under construction
At 31 December 2021	—	—	—	—	—	18.6	4.3	1.1	24.0
At 31 December 2022	—	—	—	—	—	14.7	8.4	1.0	24.1

Amortization of £12.0m (year ended 31 December 2021: £8.5m; six months ended 31 December 2020: £4.6m; year ended 30 June 2020: £8.2m) is included within Research and development expenses and £14.4m (year ended 31 December 2021: £12.4m; six months ended 31 December 2020: £3.3m; year ended 30 June 2020: £7.5m) is included within selling, general and administrative expenses.
During the year ended 31 December 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed for sale, along with other assets relating to this technology and product range. These assets which included acquired patents, technology and know-how, software, and internally developed technology with a total carrying amount of £15.8m were classified as assets held for sale in May 2022.
During the year ended 31 December 2022, a £0.7m impairment charge was recognized in respect of capitalized software development that will no longer be used in the Group’s ERP implementation project (year ended 31 December 2021: £2.1m impairment charge). These impairment charges are included within selling, general and administrative expenses.

A
further £0.3m impairment charge on internally developed technology was recorded in the year ended 31 December 2022 (£0.6m in the year ended 31 December 2021), relating to certain technology assets. The impairment charge is included within selling, general and administrative expenses.
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
Capital commitments at 31 December 2022 amounted to £2.3m (31 December 2021: £5.4m).
Individually material intangible assets

	Carrying amount £m	Remaining amortization Years
Expedeon CaptSure technology	21.7	13
Expedeon antibody labelling and conjugation technology	14.6	13
Epitomics RabMAb ® technology	8.1	4
Roche licence agreement	5.3	6
BioVision Metabolism Assays & Proteins	77.9	9
ERP System	26.4	9

Assets included within software under construction amounting to £14.7m relate to the Group’s new website platform.

F-2
6

14. Property, plant and equipment

	Laboratory equipment £m	Office fixtures, fittings and other equipment £m	Cell line assets £m	Leasehold improvements £m	Total £m
Cost
At 1 January 2021	29.8	15.0	6.2	27.7	78.7
Additions	5.9	5.3	2.3	21.0	34.5
Acquisitions	0.8	—	—	—	0.8
Disposals	(1.1)	(2.0)	—	—	(3.1)
Exchange differences	0.7	0.2	—	0.5	1.4

At 31 December 2021	36.1	18.5	8.5	49.2	112.3
Additions	8.0	1.4	1.9	6.9	18.2
Transfer to asset held for sale	(1.3)	—	—	—	(1.3)
Disposals	(0.2)	(0.1)	—	—	(0.3)
Transfers	0.3	(0.3)	—	—	—
Exchange differences	2.3	1.3	—	3.3	6.9

At 31 December 2022	45.2	20.8	10.4	59.4	135.8

Accumulated depreciation
At 1 January 2021	17.3	10.1	0.6	2.2	30.2
Charge for the year	4.3	2.8	0.6	3.3	11.0
Disposals in the year	(1.1)	(1.5)	—	—	(2.6)
Exchange differences	0.3	0.1	—	(0.2)	0.2

At 31 December 2021	20.8	11.5	1.2	5.3	38.8
Charge for the year	6.2	2.4	1.2	5.2	15.0
Transfer to asset held for sale	(0.8)	—	—	—	(0.8)
Disposals in the year	(0.2)	(0.1)	—	—	(0.3)
Transfers	0.3	(0.3)	—	—	—
Exchange differences	1.5	1.0	—	0.1	2.6

At 31 December 2022	27.8	14.5	2.4	10.6	55.3

Net book value
At 31 December 2021	15.3	7.0	7.3	43.9	73.5
At 31 December 2022	17.4	6.3	8.0	48.8	80.5

Included in net book value—Assets under construction
At 31 December 2021	—	—	2.3	0.9	3.2
At 31 December 2022	—	—	0.8	7.1	7.9

Capital commitments at 31 December 2022 amounted t
o £20.7m (31 December 2021: £4.0m
)
.
During the year ended 31 December 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed, along with other assets relating to this technology and product range. These assets, including laboratory equipment with a total carrying amount of £0.5m, were classified as assets held for sale in May 2022.

15. Leases
Right-of-use assets

	Land and buildings £m	Other £m	Total £m
Cost
At 1 January 2021	118.7	0.2	118.9
Additions	4.0	0.1	4.1
Leasehold incentives received	(12.1)	—	(12.1)
Disposals and other adjustments	(4.0)	—	(4.0)
Exchange differences	0.5	—	0.5

At 31 December 2021	107.1	0.3	107.4
Additions	1.1	0.1	1.2
Disposals and other adjustments	(2.9)	—	(2.9)
Exchange differences	5.4	—	5.4

At 31 December 2022	110.7	0.4	111.1

Accumulated depreciation
At 1 January 2021	10.0	0.1	10.1
Charge for the period	9.0	0.1	9.1
Exchange differences	—	—	—

At 31 December 2021	19.0	0.2	19.2
Charge for the period	11.4	0.1	11.5
Exchange differences	1.2	—	1.2

At 31 December 2022	31.6	0.3	31.9

Carrying Value
At 31 December 2021	88.1	0.1	88.2
At 31 December 2022	79.1	0.1	79.2

Lease liabilities
Maturity analysis of lease liabilities:

	31 December 2022 £m	31 December 2021 £m
Amounts falling due within
One year	8.5	9.2
Between one and five years	33.2	33.9
Later than five years	62.6	67.4
The interest expense incurred on lease liabilities included within finance costs was £2.1m (year ended 31 December 2021: £1.7m) and income recognized from subleases was £nil (year ended 31 December 2021: £0.4m). The lease expense relating to short term leases and low value assets (that are not shown in the tables above) was £0.2m (year ended 31 December 2021: £0.2m). Cash outflows in respect of lease liabilities
 were £13.4m (year ended 31 December 2021: £10.3m).
16. Investments

£m
At 1 January 2021	3.4
Additions	0.1
Revaluation to fair value	(0.1)
Exchange differences	0.1

At 31 December 2021	3.5
Additions	—
Revaluation to fair value	(0.4)
Exchange differences	0.1

At 31 December 2022	3.2

Adjustments to fair value in the fiscal year ended 31 December 2022 relate to changes in the fair value of the Group’s investment in Plexbio, Inc (year ended 31 December 2021: changes in the fair value of the Group’s investment in Plexbio, Inc).
Additions in the year ended 31 December 2021 relate primarily to increased investment in Somaserve Limited.
Subsidiary undertakings

Name	Registered office	Country of incorporation or registration	Principal activity

Abcam Australia Pty Limited	Level 16, 414 La Trobe Street, Melbourne, VIC 3000	Australia	Sales and distribution

Abcam (Hangzhou) Biotechnology Co., Limited	1418 Moganshan Road, Hangzhou Zhejiang, 310011	China	R&D and manufacturing

Abcam (Hong Kong) Limited	1301 Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central Hong Kong SAR	Hong Kong	Sales and distribution

Abcam (Netherlands) B.V.	Kingsfordweg 151, 1043GR Amsterdam	Netherlands	Sales and distribution

Abcam (US) Limited	Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX	England	Holding company

Abcam Inc.	152 Grove Street, Suite 1100, Waltham, MA 02453	USA	Sales and distribution

Abcam KK	Sumitomo Fudousan, Ningyocho Bldg 2F, 2-2-1 Nihonbashi Horidomecho Chuo-ku Tokyo 103-0012	Japan	Sales and distribution

Abcam LLC	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	Holding company

Abcam Singapore Pte. Limited	11 North Buona Vista Drive, #16-08 The Metropolis Tower Two, Singapore 138589	Singapore	Sales and distribution

Abcam Taiwan Company Limited	15F, No.2-1, Sec. 3, Minquan E. Road., Zhongshan District, Taipei City, Taiwan	Taiwan	Sales and distribution

Abcam Trading (Shanghai) Co., Limited	Room 5401, Floor 4, Building 5, No. 338 Galileo Road, Pudong New Area, Shanghai	China	Sales and distribution

Abcam US Group Holdings, Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	Holding company

AbShare Share Plan Limited	Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX	England	Dormant

Ascent Scientific Limited*	C/O BDO LLP, 55 Baker Street, London, W1U 7EU	England	Dormant

AxioMx Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	R&D and manufacturing

BioVision Inc.	Corporation Service Company, which will do business in CA as CSC-Lawyers Incorporating Service, 2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833	USA	R&D and manufacturing

Calico Biolabs Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	Dormant

Epitomics Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	R&D and manufacturing

Epitomics Holdings, Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	Holding company

Expedeon Holdings Limited	Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX	England	Holding company

Expedeon Limited	Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX	England	Dormant

Firefly BioWorks Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	R&D and manufacturing

Name	Registered office	Country of incorporation or registration	Principal activity

Innova BioSciences Limited	Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX	England	Dormant

Marker Gene Technologies, Inc.	Corporation Service Company, 1127 Broadway St. NE, Suite 310, Salem, OR 97301	USA	R&D and manufacturing

MitoSciences Inc.	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	R&D and manufacturing

NKY Biotech, US Inc	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE 19808	USA	Holding company

TGR BioSciences Pty Limited	31 Dalgleish Street, Thebarton, South Australia 5031	Australia	R&D and manufacturing

*	In liquididation
Expedeon Asia Pte Limited was liquidated during the year ended 31 December 2022.
The Group’s holdings in subsidiaries are all through ordinary shares and are all 100% owned.
17. Deferred tax assets and liabilities

	Accelerated capital allowances £m	Cash flow hedges £m	Share -based payments £m	Acquired intangible asset* £m	Losses £m	Other temporary differences £m	Total £m
At 1 January 2021	(9.9)	—	5.7	(17.8)	4.9	5.1	(12.0)
(Charge)/credit to income	(5.3)	—	6.4	5.0	1.2	1.0	8.3
Charge to equity	—	—	(4.5)	—	—	—	(4.5)
Credit to other comprehensive income	—	—	—	—	—	0.9	0.9
Arising on acquisition*	—	—	—	(19.9)	—	(1.6)	(21.5)
Reclassification	0.5	—	—	0.1	—	(0.6)	—
Exchange differences	(0.1)	—	—	0.4	—	0.2	0.5

At 31 December 2021*	(14.8)	—	7.6	(32.2)	6.1	5.0	(28.3)
(Charge)/credit to income	(8.3)	—	5.5	7.5	5.8	2.4	12.9
Charge to equity	—	—	(1.4)	—	—	—	(1.4)
Credit to other comprehensive income	—	0.1	—	—	—	—	0.1
Exchange differences	0.1	—	—	(3.6)	0.1	0.1	(3.3)

At 31 December 2022	(23.0)	0.1	11.7	(28.3)	12.0	7.5	(20.0)

*	See note 29 for details related to the measurement period adjustment to the accounting for the acquisition of BioVision.
Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so and an intention to settle net.
Deferred tax balances are comprised as follows:

	31 December 2022 £m	31 December 2021* £m
Deferred tax assets to be recovered
Within 12 months	13.4	3.6
After more than 12 months	(1.3)	9.6

	12.1	13.2
Deferred tax liabilities to be settled
Within 12 months	0.1	4.6
After more than 12 months	(32.2)	(46.1)

	(32.1)	(41.5)

Deferred tax liabilities (net)	(20.0)	(28.3)

*	See note 29 for details related to the measurement period adjustment to the accounting for the acquisition of BioVision.
Deferred tax is calculated using tax rates that are expected to apply in the period when the liability or asset is expected to be realized based on rates enacted or substantively enacted by the reporting date.
18. Inventories

	31 December 2022 £m	31 December 2021 £m
Raw materials	13.8	10.0
Work in progress	23.2	25.0
Finished goods and goods for resale	31.0	23.2

At 31 December 2022	68.0	58.2

Inventories are stated net of provision for slow moving or defective inventory of £14.8m (31 December 2021: £13.7m). Cost of inventories recognized as an expense and write down of inventories recognized as an expense (and which are included as part of cost of sales) are set out in note 6.
19. Trade and other receivables

	31 December 2022 £m	31 December 2021* £m
Amounts receivable for the sale of goods and services	69.4	34.0
Less provision for bad and doubtful debts	(2.4)	(0.8)

	67.0	33.2
Other receivables*	9.4	22.2
Prepayments	7.6	5.1

	84.0	60.5

*
This relates to a measurement period adjustment to the consideration for the acquisition of BioVision, whereby this was reduced by $18.0m (£
13.3
m) but the cash was not received until the year ended 31 December 2022 (refer to note 29 for further details).

Ageing of trade receivables:

	31 December 2022			31 December 2021
	Gross £m	Provision £m	Net £m	Gross £m	Provision £m	Net £m
Not past due	26.5	—	26.5	18.7	—	18.7
Past due
0 to 30 days	12.7	(0.1)	12.6	5.8	—	5.8
30 to 60 days	8.3	(0.2)	8.1	2.9	—	2.9
More than 60 days	21.9	(2.1)	19.8	6.6	(0.8)	5.8

	42.9	(2.4)	40.5	15.3	(0.8)	14.5
	69.4	(2.4)	67.0	34.0	(0.8)	33.2

Movement in provision for bad and doubtful debts:

	31 December 2022 £m	31 December 2021 £m
Balance at beginning of the year / period	(0.8)	(0.7)
Impairment losses recognized in the income statement	(1.6)	(0.1)

Balance at end of the year / period	(2.4)	(0.8)

The average credit period taken for sales is 61 days (31 December 2021: 35 days). Trade and other receivables are non-interest bearing and generally on terms between 30 to 90 days. Trade receivables are provided for based on estimated irrecoverable amounts determined by specific circumstances as described in note 4.
The Group does not hold any collateral or other credit enhancements over its trade receivables, nor do they have a legal right to offset against any amounts owed to the counterparty.
The Directors consider that the carrying amount of trade and other receivables approximates their fair value.
20. Derivative financial instruments
31 December 2022

	Asset £m	Current Liability £m	Non-current liability £m	Total £m
Derivatives carried at fair value through profit and loss
Forward exchange contracts that are not designated in hedge accounting relationships	—	(0.2)	—	(0.2)
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward exchange contracts	0.5	(0.6)	—	(0.1)

	0.5	(0.8)	—	(0.3)

31 December 2021

	Asset £m	Current Liability £m	Non-current liability £m	Total £m
Derivatives carried at fair value through profit and loss
Forward exchange contracts that are not designated in hedge accounting relationships	0.2	(0.1)	—	0.1
Derivatives that are designated and effective as hedging instruments carried at fair value
Forward exchange contracts	0.3	(0.1)	—	0.2

	0.5	(0.2)	—	0.3

Further details of derivative financial instruments are provided in note 26.
21. Trade and other payables

	31 December 2022 £m	31 December 2021* £m
Amounts falling due within one year
Trade payables	15.8	12.9
Accruals	36.3	28.1
Deferred income	7.3	6.6
Other taxes and social security	1.9	3.0
Other payables	6.5	18.4

	67.8	69.0

*	See note 29 for details related to the measurement period adjustment to the accounting for the acquisition of BioVision
At 31 December 2022, the Group had an average of 38 days of purchases (31 December 2021: 34 days) outstanding in trade payables (excluding accruals and deferred income). The Group has financial risk management policies in place to ensure that all payables are paid within the credit timetable. The Directors consider that the carrying amount of trade and other payables approximates to their fair value.

Deferred income includes contract liabilities of £3.2m (31 December 2021: £3.1m) which represent consideration received for performance obligations not yet satisfied, in delivering products or services to customers. All deferred income is to be recognized within the next financial year.
22. Borrowings

	31 December 2022 £m	31 December 2021 £m
Amounts falling due within one year
Loan	119.6	119.2

Th
e loan comprises drawings on the Group’s three year £200.0m RCF which was entered into in February 2019 and is shown net of unamortized facility arrangement fees. The RCF has a £100.0m accordion option which may be requested with prior notice at any time up to six months of the termination date. The initial term of this RCF had two extension options of one year each whereby the Company exercised the option for a two year extension on 17 December 2020 such that on 7 January 2021, the Company received approval from all syndicate banks. This extends the expiry of the facility to 31 January 2024. All other terms of the facility remain unchanged.
On
19 October 2021, the Group drew £120.0m to fund the purchase of BioVision (as set out in note 29).
The Group is subject to financial covenants on the RCF and has complied with these at all testing points in 2021 and 2022.
On 7 March 2023, the Group replaced its existing RCF which was due to expire on January 31 2024 with a new RCF for an amount of £300.0m. See note 31 for further details.
23. Share capital and reserves
Share capital

	31 December 2022 £m	31 December 2021 £m
Authorized, issued and fully paid:
229,309,701 (31 December 2021: 228,886,439 ) ordinary shares of 0.2 pence each	0.5	0.5
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

	31 December 2022		31 December 2021
	Nominal value £’000	Number	Nominal value £’000	Number
Own shares	1	272,400	1	349,500
Translation reserve
Represents exchange differences on translation of overseas operations.

F-3
3

Hedging reserve
Comprises gains and losses recognized on cash flow hedges and the associated deferred tax assets.
24. Dividends

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Amounts recognized as distributions to the equity shareholders:
Final dividend for the year ended 30 June 2019 of 8.58 pence per share	—	—	—	17.7
Interim dividend for the year ended 30 June 2020 of 3.55 pence per share	—	—	—	7.3

Total distributions to owners of the parent in the year / period	—	—	—	25.0

25. Notes to the cash flow statement

	Note	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Operating (loss) / profit		(10.1)	7.1	17.3	10.4
Adjustments for:
Depreciation of property, plant and equipment	14	15.0	11.0	4.3	7.3
Depreciation of right-of-use assets	15	11.5	9.1	3.8	6.7
Amortization of intangible assets	13	26.4	20.9	7.9	15.7
Impairment of intangible assets	13	1.0	3.8	—	14.9
Impairment of asset held for sale	8	18.3	—	—	—
Loss on disposal of property, plant and equipment	14	—	0.5	0.2	—
Loss on disposal of right of use asset		0.6	—	—	—
Derivative financial instruments at fair value through profit or loss	6	0.2	—	(0.4)	—
Research and development expenditure credit	6	(2.0)	(2.5)	(0.7)	(1.5)
Share-based payments charge	27	23.3	17.9	7.3	9.3
Unrealized currency translation (gains) / losses		(1.3)	0.4	1.0	(1.4)
Operating cash flows before movements in working capital		82.9	68.2	40.7	61.4

Increase in inventories		(7.4)	(6.2)	(3.5)	(1.1)
(Increase) / decrease in receivables		(33.3)	4.0	(7.7)	2.7
(Decrease) / increase in payables		(6.2)	6.2	3.6	2.4

Cash generated from operations		36.0	72.2	33.1	65.4

Analysis of changes in net debt

	Cash and cash equivalents £m	Lease liabilities* £m	Borrowings* £m	Net debt £m
At 1 January 2021	211.9	(117.0)	—	94.9
Additions to leases	—	(4.1)	—	(4.1)
Cash flow	(117.2)	10.3	(120.0)	(226.9)
Foreign exchange and other non-cash movements	0.4	0.3	0.8	1.5

At 31 December 2021	95.1	(110.5)	(119.2)	(134.6)
Additions to leases	—	(1.2)	—	(1.2)
Cash flow	(11.2)	13.4	—	2.2
Foreign exchange and other non-cash movements	5.1	(6.0)	(0.4)	(1.3)

At 31 December 2022	89.0	(104.3)	(119.6)	(134.9)

Total financial liabilities included within net debt comprise those items marked * and amount to £223.9m (31 December 2021: £229.7m).
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
This remaining currency exposure is centrally managed with the objective being to secure a level of certainty of Sterling value for up to
90
% of the future net exposure based on forecast cash flows expected to occur up to
18
months ahead. The Group uses forward currency contracts to achieve this objective and applies hedge accounting where applicable. Foreign currency forward contracts are valued using quoted forward exchange rates and yield curves matching maturities of the contracts.
No hedges were designated as ineffective in the year ended 31 December 2022.

F-3
5

The Group’s open forward currency contracts and their maturity profile as at the period / year end is as follows:

	31 December 2022		31 December 2021
Outstanding contracts	Average rate	Foreign currency million	Average rate	Foreign currency million
Sell US Dollars
Less than 3 months	1.21	$3.2	—	—
3 to 6 months	1.18	$6.6	1.36	$0.2
7 to 12 months	1.18	$5.3	—	—

	1.19	$15.1	1.36	$0.2

Sell Euros
Less than 3 months	1.15	€9.9	1.16	€8.2
3 to 6 months	1.15	€7.8	1.16	€6.9
7 to 12 months	1.13	€6.3	1.17	€5.9
13 to 18 months	—	€—	—	—

	1.15	€24.0	1.16	€21.0

Sell Yen
Less than 3 months	159.86	¥431.1	150.88	¥461.0
3 to 6 months	159.87	¥427.5	152.58	¥452.2
7 to 12 months	157.59	¥310.7	151.73	¥296.0
13 to 18 months	—	¥—	—	—

	159.25	¥1,169.3	151.72	¥1,209.2

Sell Chinese Renminbi
Less than 3 months	8.27	¥35.6	9.03	¥24.5
3 to 6 months	8.18	¥22.3	8.99	¥17.2
7 to 12 months	8.19	¥16.5	8.85	¥16.6

	8.22	¥74.4	8.96	¥58.3

At 31 December 2022, the fair value of contracts held as cash flow hedges is a net liability of £0.1m (31 December 2021: net asset of
£0.2m).
The movement recognised in other comprehensive income / (expense) in the period:

	Year ended 31 December 2022	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020
	£m	£m	£m	£m
(Loss) / gain in the year / period	(0.6)	(0.1)	1.5	0.7
Recycled to profit and loss	0.2	—	(0.4)	—

(Loss) / gain recognized in other comprehensive income / (expense)	(0.4)	(0.1)	1.1	0.7

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

F-3
6

The sensitivity analysis below only includes financial instruments denominated in non-functional currency and forward currency contracts outstanding at the reporting date and represents the impact of an immediate change in Sterling against other currencies.

	US Dollar currency impact		Euro currency impact		Yen currency impact		RMB currency impact
	+10%	-10%	+10%	-10%	+10%	-10%	+10%	-10%
	£m	£m	£m	£m	£m	£m	£m	£m
31 December 2022
Income statement	0.5	(0.6)	0.5	(0.6)	0.3	(0.4)	0.2	(0.2)
Other comprehensive income	1.1	(1.4)	1.4	(1.8)	0.5	(0.6)	0.8	(1.0)

31 December 2021
Income statement	1.1	(1.3)	0.4	(0.5)	0.4	(0.5)	0.3	(0.3)
Other comprehensive income	—	—	1.3	(1.5)	0.4	(0.5)	0.3	(0.4)
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
On
7
 March 2023, the Group replaced its existing RCF which was due to expire on January 31 2024. The new RCF has a term of 4 years, with the option to extend for one further year, for an amount of £300m and with no accordion option. The amount of £120m drawn down on the previous RCF was rolled forward into the new facility. See note 31 for further details.
The maturity profile of financial liabilities shown below represents the Group’s gross expected contractual cash flows.

	Less than 1 year	Between 2 and 5 years	Over five years	Total
	£m	£m	£m	£m
31 December 2022
Trade and other payables	55.3	—	—	55.3
Borrowings	120.0	—	—	120.0
Lease liabilities	10.7	40.0	67.7	118.4
Derivative financial instruments	50.1	—	—	50.1

31 December 2021
Trade and other payables	46.0	—	—	46.0
Borrowings	120.0	—	—	120.0
Lease liabilities	11.1	47.0	64.0	122.1
Derivative financial instruments	32.4	—	—	32.4
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
Interest rate risk
This refers to the risk that a potential change in interest rates will increase the group’s exposure to greater net finance costs and increased cash outflows in servicing debt. The Group is exposed to fluctuations in interest rates on its cash, cash equivalents and borrowings.
The Group’s interest rate risk consists of:

•
Floating interest rate risk, arising on any drawings under the RCF. Changes in floating interest rates affect finance expense and cash flows. Interest rates are set with reference to market interest rates such as SONIA; and

•
interest rate risk associated with the Group’s cash deposits. The Group’s overall objective with respect to holding these deposits is to maintain a balance between security of funds, accessibility and competitive rates of return.

Exposure to interest rate risk is managed through optimizing the return on surplus funds, whilst maintaining sufficient liquidity to manage operating cash flows, as well as regular monitoring of debt levels and the cost of servicing these.
A 1% increase in the interest rates would have increased annual finance costs by £1.0m (2021: £0.6m). A 1% decrease would have decreased annual finance costs by £1.0m (2021: £1.2m).
Categories of financial instruments

	31 December 2022	31 December 2021*
	£m	£m
Financial instruments held at amortized cost
Trade receivables	67.0	33.2
Other receivables	3.4	16.1
Cash and cash equivalents	89.0	95.1
Trade and other payables	(55.3)	(46.0)
Borrowings	(120.0)	(120.0)
Lease liabilities	(104.3)	(110.5)

Financial instruments held at fair value
Derivative financial instruments	(0.3)	0.3
Investment	3.2	3.5

*	See note 29 for details related to the measurement period adjustment to the accounting for the acquisition of BioVision.
The Directors consider there to be no material difference between the carrying value and the fair value of the financial instruments classified as held at amortized cost. For the items classified as held at fair value, the fair value is recognized on the balance sheet as the carrying amount.

F-
38

Financial instruments held at fair value
Financial instruments that are measured at fair value are classified using a fair value hierarchy that reflects the source of inputs used in deriving the fair value. The three classification levels are:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or li ability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable market inputs).
The following table presents the Group’s assets and liabilities carried at fair value by valuation method.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
31 December 2022
Assets
Derivative financial instruments	—	0.5	—	0.5
Investment	0.7	—	2.5	3.2

	0.7	0.5	2.5	3.7

Liabilities
Derivative financial instruments	—	(0.8)	—	(0.8)

	—	(0.8)	—	(0.8)

31 December 2021
Assets
Derivative financial instruments	—	0.5	—	0.5
Investment	1.0	—	2.5	3.5

	1.0	0.5	2.5	4.0

Liabilities
Derivative financial instruments	—	(0.2)	—	(0.2)

	—	(0.2)	—	(0.2)

Level 1 investments comprise listed equity securities in Plexbio, Inc. Further information is included in note 16.
Level 2 derivative financial instruments comprise forward foreign exchange contracts. The fair value is remeasured on a monthly basis with reference to available forward market rates and comparative instrument pricing.
Level 3 investments comprise non-listed equity securities in respect of a 13% stake in Brickbio, Inc. and, for the year ended 31 December 2021, and onwards, includes a 14% stake in Somaserve Limited. The fair value is determined to be equal to the carrying amount of the investment and is reviewed periodically based on information available about the performance of the underlying business.
27. Share-based payments

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Expense arising from share-based payment transactions:
Included in selling, general and administrative expenses	20.7	15.6	5.1	6.6
Included in research and development expenses	2.6	2.3	2.2	2.7

	23.3	17.9	7.3	9.3

Equity settled share-based payment expense	23.3	17.8	7.2	9.2
Cash settled share-based payment expense*	—	0.1	0.1	0.1

	23.3	17.9	7.3	9.3

*	The total liability as at 31 December 2022 was £0.2m (31 December 2021: £0.2m) of which less than £0.1m (31 December 2021: less than £0.1m) relates to options which have vested.

Equity settled share option schemes
The Group operates a number of share schemes for certain employees of the Group as follows:

•	2005 and 2015 Share Option Scheme (ISO/Unapproved) (SOS)

•	Company Share Option Plan 2009 (CSOP);

•	Long Term Incentive Plan (LTIP);

•	Profitable Growth Incentive Plan (PGIP);

•	Annual bonus plan—deferred share award (DSA);

•	Share Incentive Plan (SIP);

•	Non-Executive Directors (NED) share award; and

•	Growth Plan (AGP).
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
Discretionary awards
Share option plans: SOS and CSOP

	Year ended 31 December 2022		Year ended 31 December 2021
	Number	Weighted average exercise price pence	Number	Weighted average exercise price pence
Outstanding at beginning of year / period	391,817	726.5	621,755	507.9
Forfeited	(8,445)	843.9	(57,329)	727.3
Exercised	(136,709)	697.6	(172,609)	753.5

Outstanding at end of year / period	246,663	738.5	391,817	726.5

Number of options exercisable at end of year / period	246,663	738.5	391,817	726.5

	Six months ended 31 December 2020		Year ended 30 June 2020
	Number	Weighted average exercise price pence	Number	Weighted average exercise price pence
Outstanding at beginning of year / period	701,272	559.7	947,948	640.1
Forfeited	(20,823)	1,500.1	(72,526)	1,259.1
Exercised	(58,694)	774.0	(174,150)	706.4

Outstanding at end of year / period	621,755	507.9	701,272	559.7

Number of options exercisable at end of year / period	519,442	703.1	519,442	661.7

Analyzed by range of exercise price:

	Grant year	Year ended 31 December 2022		Year ended 31 December 2021
		Number outstanding	Weighted average remaining contract life	Number outstanding	Weighted average remaining contract life
180.8p-464.0p	Prior to 2016	71,883	1.5 years	122,688	2.2 years
598.0p	2016	38,946	2.8 years	59,852	3.8 years
851.0p	2017	61,003	3.8 years	94,632	4.8 years
1,020.0p	2018	74,831	4.8 years	114,645	5.8 years

		246,663	3.3 years	391,817	4.2 years

	Grant year	Six months ended 31 December 2020		Year ended 30 June 2020
		Number outstanding	Weighted average remaining contract life	Number outstanding	Weighted average remaining contract life
180.8p-464.0p	Prior to 2016	184,725	2.9 years	197,901	3.4 years
598.0p	2016	99,780	4.8 years	111,033	5.3 years
851.0p	2017	137,463	5.8 years	161,372	6.3 years
1,020.0p	2018	199,787	6.8 years	230,966	7.3 years

		621,755	5.1 years	701,272	5.7 years

	Year ended 31 December 2022	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020
Weighted average share price at date of exercise	1,322.6p	1,589.0p	1,396.4p	1,329.2p
There were no grants issued under the SOS in the year ended 31 December 2022, the year ended 31 December 2021, the six months ended 31 December 2020 or the years ended 30 June 2020. All shares granted under these schemes have fully vested.
Share award plans: LTIP and DSA

	Year ended 31 December 2022 Number	Year ended 31 December 2021 Number	Six months ended 31 December 2020 Number	Year ended 30 June 2020 Number
Outstanding at beginning of year / period	1,005,345	1,271,179	1,085,162	988,127
Granted	460,018	142,314	462,460	470,834
Forfeited	(195,221)	(167,298)	(131,099)	(121,127)
Exercised	(257,815)	(240,850)	(145,344)	(252,672)

Outstanding at end of year / period	1,012,327	1,005,345	1,271,179	1,085,162

Number of options exercisable at end of year / period	95,245	63,759	65,380	72,760

	Year ended 31 December 2022	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020
Weighted average fair value of awards granted	1,169.9p	1,380.1p	1,398.1p	1,208.3p
Weighted average share price at date of exercise	1,370.4p	1,642.1p	1,329.6p	1,185.2p
Weighted average remaining contractual life	3.2 years	4 years	4.3 years	3.3 years

Fair values of the awards with a performance condition based on non-market conditions, for example EPS, are calculated using the Black-Scholes model. The inputs into the models for awards granted in the current and prior periods were as follows:

	Year ended 31 December 2022
	LTIP 14-Sep-2022	LTIP 18-May 2022	LTIP 18-May 2022	DSA 2 5 -Mar 2022
Share price at grant (pence)	1,383.0	1,104.0	1,104.00	1,358.0
Expected volatility	33%	31%	32%	35%
Contractual life (years)	Less than 1 year	1 year	2 years	2 years
Expected dividend yield	0.00%	0.00%	0.00%	0.00%

Risk-free interest rate	2.66%	1.38%	1.47%	1.43%

	Year ended 31 December 2021
	LTIP 1 Dec 2021	LTIP 1 Dec 2021	DSA 26 Oct 2021
Share price at grant (pence)	1,699.0	1,699.0	1,337.0
Expected volatility	34%	33%	33%
Contractual life (years)	3.5 years	2 years	3 years
Expected dividend yield	0.00%	0.00%	0.71%
Risk-free interest rate	0.52%	0.43%	(0.06)%

	Six months ended 31 December 2020
	LTIP 7 Dec 2020	LTIP 7 Dec 2020	DSA 26 Oct 2020
Share price at grant (pence)	1,397.0	1,397.0	1,435.0
Expected volatility	36%	36%	35%
Contractual life (years)	3 years	2 years	3 years
Expected dividend yield	0.00%	0.00%	0.71%
Risk-free interest rate	(0.07)%	(0.07)%	(0.06)%

	Year ended 30 June 2020
	LTIP 14 Nov 2019	LTIP 9 Mar 2020	LTIP 9 Mar 2020	LTIP 9 Mar 2020	DSA 25 Oct 2019
Share price at grant (pence)	1,245.0	1,157.0	1,157.0	1,157.0	1,152.0
Expected volatility	30%	37%	35%	31%	30%
Contractual life (years)	3 years	1 year	2 years	3 years	3 years
Expected dividend yield	0.82%	0.88%	0.88%	0.88%	0.88%
Risk-free interest rate	0.47%	0.17%	0.11%	0.09%	0.44%

The volatility of the options is based on the average of standard deviations of historical daily continuous returns on Abcam plc shares, looking back over the same period as the expected life of the option. The dividend yield is based on Abcam plc’s actual dividend yield in the past. The risk-free rate is the yield on UK government gilts at each date of grant.
LTIP: All awards are subject to achievement of the performance conditions and can be exercised up to ten years after the grant date. Save as permitted in the LTIP rules, awards lapse on an employee leaving the Company.
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

	Year ended 31 December 2022 Number	Year ended 31 December 2021 Number
Outstanding at beginning of year / period	4,873,002	—
Granted	1,116,996	4,875,141
Forfeited	(137,025)	(2,139)

Outstanding at end of year / period	5,852,973	4,873,002

Number of options exercisable at end of year / period	—	—

	Year ended 31 December 2022	Year ended 31 December 2021
Weighted average fair value of awards granted	1,382.0p	1,360.4p
Weighted average remaining contractual life	2.6 years	3.4 years

Fair values of the awards with a performance condition based on non-market conditions, for example EPS, are calculated using the Black-Scholes model. The inputs into the models for awards granted in the current and prior periods were as follows:

Year ended 31 December 2022
PGIP 14-Sep 2022
Share price at grant (pence)	1,383.0p
Expected volatility	34%
Contractual life (years)	3 years
Expected dividend yield	0.0%
Risk-free interest rate	3.0%

	Year ended 31 December 2021
	PGIP 14 July 2021	PGIP 14 Sep 2021
Share price at grant (pence)	1,341.0	1,508.0
Expected volatility	34%	35%
Contractual life (years)	4 years	4 years
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	0.24%	0.27%

The inputs to the Black-Scholes model, such as expected volatility, are based on the same calculation as those for other schemes. All awards are subject to achievement of the performance conditions and can be exercised over the following five years. Same as permitted in the LTIP rules, awards lapse on an employee leaving the Company.

F-4
3

All employee share schemes: AbShare, SIPs and Abcam Growth Plan
Abcam Growth Plan (AGP)
In Spring 2022, the Company launched a share scheme (Abcam Growth Plan) under which all employees globally, excluding those eligible for the PGIP, were eligible to receive shares. The scheme is split in to two components; an annual incentive and a strategic incentive. Participants can receive up to 10% of their salary annually under the annual incentive where annual customer focused and financial targets are met over the three year period of the scheme. The strategic incentive pays out at up to 30% of salary, where the Group’s growth targets are achieved by the end of the 2024 financial year.

Year ended 31 December 2022 Number
Outstanding at beginning of year / period	—
Granted	1,765,344
Forfeited	(223,127)
Exercised	—

Outstanding at end of year / period	1,542,217

Number of options exercisable at end of year / period	—

Year ended 31 December 2022
Weighted average fair value of awards granted	1,398.6p
Weighted average share price at date of exercise	—
Weighted average remaining contractual life	1.9 years

Fair values of the awards with a performance condition based on non-market conditions, for example EPS, are calculated using the Black-Scholes model. The inputs into the models for awards granted in the current and prior periods were as follows:

	Year ended 31 December 2022
	AGP 01 Jul 2022	AGP 01 Jul 2022	AGP 29 Mar 2022	AGP 29 Mar 2022
Share price at grant (pence)	1,202.0p	1,202.0p	1,406.0p	1,406.0p
Expected volatility	32%	34%	28%	35%
Contractual life (years)	1 year	3 years	1 year	3 years
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

Risk-free interest rate	1.6%	1.7%	1.2%	1.4%

As at 31 December 2022, it was not expected that the performance criteria for the annual awards issued under the AGP in 2022 would be met. Accordingly, a charge was not recognised in relation to these awards in the year ended 31 December 2022.

F-4
4

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

	Year ended 31 December 2021 Number	Six months ended 31 December 2020 Number	Year ended 30 June 2020 Number
Outstanding at beginning of year / period	2,001,505	1,723,183	1,564,167
Granted	110,633	345,510	348,425
Forfeited	(306,059)	(65,802)	(187,715)
Exercised	(1,806,079)	(1,386)	(1,694)

Outstanding at end of year / period	—	2,001,505	1,723,183

Number of options exercisable at end of year / period	—	—	—

	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020
Weighted average fair value of awards granted	1,280.2p	1,288.9p	1,137.8p
Weighted average remaining contractual life	—	0.9 years	1.4 years

Fair values of the awards are calculated using the Black-Scholes model.
The inputs into the models for awards granted in the current year were as follows:

	Year ended 31 December 2021	Six months ended 31 December 2020	Year ended 30 June 2020

Share price at grant (pence)	1,345.0	1,397.0	1,244.6
Expected volatility	32%	39%	34%
Contractual life (years)	0.5 years	1 year	2 years
Expected dividend yield	0.00%	0.00%	0.82%
Risk-free interest rate	0.00%	(0.06)%	0.52%

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

F-4
5

an equity-based payment under the SIP is the face value of the award on the date of grant because the participants are entitled to receive the full value of the shares and there are no market-based performance conditions attached to the awards.

	Number of free shares
	Year ended 31 December 2022 Number	Year ended 31 December 2021 Number	Six months ended 31 December 2020 Number	Year ended 30 June 2020 Number
Outstanding at beginning of year / period	232,390	273,852	302,023	351,187
Forfeited	—	(493)	(657)	(7,423)
Exercised	(60,877)	(40,969)	(27,514)	(41,741)

Outstanding at end of year / period	171,513	232,390	273,852	302,023

Number of options exercisable at end of year / period	171,513	232,390	273,852	215,268

	Number of matching shares
	Year ended 31 December 2022 Number	Year ended 31 December 2021 Number	Six months ended 31 December 2020 Number	Year ended 30 June 2020 Number
Outstanding at beginning of year / period	59,890	71,381	77,534	88,539
Forfeited	—	(692)	(597)	(2,203)
Exercised	(16,223)	(10,799)	(5,556)	(8,802)

Outstanding at end of year / period	43,667	59,890	71,381	77,534

Number of options exercisable at end of year / period	43,667	59,890	71,381	72,009

Other awards: NED share award
A component of the Non-Executive Directors’ remuneration is delivered as a fixed number of fully paid ordinary shares in the first open period following the announcement of annual results of the financial year to which the award relates.
28. Retirement benefit schemes

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Total charge to income statement in respect of defined contribution schemes	7.2	6.5	2.8	4.5

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
As at 31 December 2022, contributions of £0.2m (31 December 2021: £1.1m; 31 December 2020: £0.5m; 30 June 2020: £0.5m) due in respect of the current reporting period had not been paid over to the schemes.
29. Business combinations
Year ended 31 December 2022
No business combinations were undertaken during the period.

F-4
6

During the 12 month period after the BioVision acquisition was completed, several measurement period adjustments were identified for new information obtained about facts and circumstances that existed as of the acquisition date.
Following
the completion of the acquisition, Abcam successfully claimed $18m (£13.1m at the exchange rate on the date of acquisition) from the escrow account established for the purpose of the BioVision acquisition following the discovery of previously undisclosed contractual terms with a significant customer of BioVision. A reduction in consideration of $18m (£13.1m) has been recognised in relation to this, as well as a corresponding liability for exiting this contract
 (which has been paid during the 12 months ended 31 December 2022).
A deferred tax asset of $3.8m (£2.7m at the exchange rate on the date of acquisition) which has also been recognised on the opening balance sheet of BioVision in relation to this transaction.
In addition to the above, other liabilities totalling $2.0m (£1.4m at the exchange rate on the date of acquisition) were identified during the year after the acquisition was completed. The total adjustment to goodwill was $1.8m (£1.3m at the exchange rate on the date of acquisition).
As at 31 December 2021, there was a claim for a £1.1m adjustment to the consideration, which was adjustable for certain net working capital balances for which an estimate had been provided at the acquisition completion date. This was recognised as a receivable on the Group’s consolidated balance sheet as at 31 December 2021 and the claim was resolved and the cash for this was received during the 12 months ended 31 December 2022.
Year ended 31 December 2021
BioVision
On 26 October 2021, Abcam US Group Holdings Inc, a subsidiary of Abcam Plc, acquired 100% of the issued share capital of NKY Biotech US, Inc from Boai NKY Biotech Co. Ltd for initial total cash consideration of $349.9 million (£253.8 million) and acquisition expenses of £7.8 million. NKY Biotech US, Inc has one wholly owned subsidiary, BioVision Inc (collectively ‘BioVision’). BioVision is a leading provider of biochemical and cell- based assays for biological research. It also develops, produces, and sells a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds.
The acquisition accelerates accelerate Abcam’s strategic ambitions within the adjacent biochemical and cellular assay market and aligns with existing areas of research focus including oncology, immuno-oncology, neuroscience, and epigenetics.

The fair value of identifiable net assets acquired was as follows:

	Provisional Fair Values £m	Adjustment £m	Final Fair Value £m
Non-current assets
Intangible assets	80.6	—	80.6
Property, plant and equipment	0.8	—	0.8
Right-of-use assets	1.9	—	1.9
Deferred tax asset	0.3	2.7	3.0
Current assets
Inventory	8.1	—	8.1
Trade and other receivables	3.3	—	3.3
Cash and cash equivalents	10.0	—	10.0
Current liabilities
Trade and other payables	(2.3)	(14.5)	(16.8)
Lease liabilities	(1.7)	—	(1.7)
Non-current liabilities
Deferred tax liabilities	(23.6)	—	(23.6)
Lease liabilities	(0.6)	—	(0.6)

Total identifiable assets acquired	76.8	(11.8)	65.0
Goodwill	177.0	(1.3)	175.7

Total consideration	253.8	(13.1)	240.7

Final Fair Value £m
Consideration
Total consideration	240.7
Adjustment for settlement of pre-existing relationship	1.4

Consideration paid in cash	242.1

Final Fair Value £m
Net cash outflow on acquisition
Consideration paid in cash	242.1
Adjustment for settlement of pre-existing relationship	(1.4)
Acquired cash and cash equivalents	(10.0)

Net cash outflow on acquisition	230.7
Foreign exchange differences between acquisition and payment date	(2.0)

Consideration per cash flow	228.7

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
Since the date of acquisition to 31 December 2021 the acquisition contributed £2.6m to the Group’s revenue and a loss before tax of £2.6m. The effect on adjusted profit before tax was £1.4m which is before taking into account the effects of the amortization of acquisition intangibles and amortization of fair value adjustments.
Had BioVision been acquired on 1 January 2021, the Group revenue would have been £331.6m and the profit before tax would have been £9.8m.
30. Related party transactions
Remuneration of Directors and key management personnel

Key management personnel comprises the Non-Executive Directors, the Executive Directors and the Executive Leadership Team.
The Non-Executive Directors’ fees represent amounts received in cash and an element receivable in shares.

	Directors’ remuneration				Key management personnel (including Directors)
	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	Six months ended 31 December 2020 £m	Year ended 30 June 2020 £m
Short-term employee benefits and fees	2.0	2.9	1.4	1.6	4.1	5.0	2.4	4.3
Post-employment benefits	0.1	0.1	—	0.1	0.1	0.1	0.1	0.2
Share-based payments	7.4	4.8	0.7	1.8	16.0	8.2	0.8	2.3

	9.5	7.8	2.1	3.5	20.2	13.3	3.3	6.8

Directors’ transactions
Du
ring the year ended 31 December 2022, the Group made purchases from companies related to Directors of £nil (year ended 31 December 2021: £
nil
; 6 months ended 31 December 2020: £
nil
; year ended 30 June 2020: £
nil
) of which the balance outstanding at 31 December 2022 was £
nil
(31 December 2021: £
nil
; 31 December 2020: £
nil
; 30 June 2020: £
nil
). Total sales to companies related to the Directors was less than £0.1m (year ended 31 December 2021: £
0.1
m; 6 months ended 31 December 2020: less than £0.1m; year ended 30 June 2020: less than £0.1m), of which less than £
0.1
m (31 December 2021: less than £
0.1
m; 31 December 2020: less than £
0.1
m; 30 June 2020: less than £0.1m) was outstanding as at 31 December 2022.
31. Post balance sheet events
On
7
 March 2023, the Group replaced its existing RCF which was due to expire on January 31 2024 with a new RCF for an amount of £300m.
In February 2019, the Group entered into an RCF with a syndicate of banks for £200m with an additional £100m accordion option. The Group drew down £120m on the RCF to fund the BioVision acquisition in October 2021, and the RCF remained drawn in this amount as of December 31, 2022.
The new RCF has a term of 4 years, with the option to extend for one further year, for an amount of £300m and with no accordion option. The amount of £120m drawn down on the previous RCF was rolled forward into the new facility.
Borrowings under both the existing facility and the new facility are unsecured but are guaranteed by certain of our material subsidiary companies.

F-
49